Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161146

ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The boards of directors of CombinatoRx, Incorporated (“CombinatoRx”) and Neuromed Pharmaceuticals Inc. (“Neuromed”) have approved a merger combining a wholly-owned subsidiary of CombinatoRx and Neuromed. If the merger is consummated, a wholly-owned subsidiary of CombinatoRx will be merged with and into Neuromed. As more fully described in the joint proxy statement/prospectus, the terms of the merger agreement provide for the issuance of shares of CombinatoRx common stock to Neuromed stockholders in exchange for all of the outstanding shares of Neuromed capital stock, subject to the terms of the escrow agreement entered into in connection with the merger.

CombinatoRx common stock is listed on The NASDAQ Global Market under the symbol “CRXX.” On October 20, 2009, the most recent practicable trading day before the date of this joint proxy statement/prospectus, the closing sale price of CombinatoRx common stock was $1.33 per share. The merger is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended.

Stockholders of CombinatoRx will be asked at CombinatoRx’s annual meeting of stockholders, among other proposals, to approve the issuance of shares of CombinatoRx common stock to the stockholders of Neuromed in the merger, to approve authorizing the CombinatoRx board of directors to effect a reverse stock split and to approve an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation. Stockholders of Neuromed will be asked, at Neuromed’s special meeting of stockholders, to approve and adopt the merger agreement and to approve the merger.

The dates, times and places of the meetings are as follows:

For CombinatoRx stockholders: November 16, 2009 9 a.m., local time Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109	For Neuromed stockholders: November 16, 2009 9 a.m., local time 301 – 2389 Health Science Mall Vancouver, British Columbia V6T1Z3

This joint proxy statement/prospectus provides information about CombinatoRx, Neuromed and the proposed merger. You may obtain additional information about CombinatoRx from documents filed with the Securities and Exchange Commission. CombinatoRx and Neuromed encourage you to read the entire joint proxy statement/prospectus carefully.

Robert Forrester Interim President and Chief Executive Officer CombinatoRx, Incorporated	Christopher C. Gallen, MD, PhD President and Chief Executive Officer Neuromed Pharmaceuticals Inc.

FOR A DISCUSSION OF SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING AT THE STOCKHOLDER MEETINGS, SEE “RISK FACTORS” BEGINNING ON PAGE 31.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THE SHARES OF COMBINATORX COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint proxy statement/prospectus is dated October 22, 2009, and is first being mailed to stockholders of CombinatoRx on or about October 22, 2009 and to stockholders of Neuromed on or about October 23, 2009.

THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about CombinatoRx, Incorporated from other documents that are not included in, or delivered with, the joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone at:

CombinatoRx, Incorporated

Attn: Corporate Secretary

245 First Street, Third Floor

Cambridge, Massachusetts 02142

Tel: (617) 301-7000

IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY NOVEMBER 9, 2009 (WHICH IS FIVE BUSINESS DAYS PRIOR TO THE DATE OF THE ANNUAL MEETING) IN ORDER TO ENSURE THAT YOU RECEIVE THEM PRIOR TO THE ANNUAL MEETING. SEE “WHERE YOU CAN FIND MORE INFORMATION” BEGINNING ON PAGE 292.

COMBINATORX, INCORPORATED

245 First Street, Third Floor

Cambridge, Massachusetts 02142

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of CombinatoRx, Incorporated:

NOTICE IS HEREBY GIVEN that the annual meeting of CombinatoRx, Incorporated, or CombinatoRx, stockholders will be held on November 16, 2009, beginning at 9 a.m., local time, at the offices of Goodwin Procter LLP, 53 State Street, Boston, Massachusetts for the following purposes:

1.	To approve the issuance of shares of CombinatoRx common stock in the merger as contemplated by the Agreement and Plan of Merger, dated as of June 30, 2009, by and among CombinatoRx, Neuromed Pharmaceuticals Inc., or Neuromed US, Neuromed Pharmaceuticals Ltd., or Neuromed Canada, PawSox, Inc., a wholly-owned subsidiary of CombinatoRx, and a representative of the stockholders of Neuromed US and Neuromed Canada;

2.	To authorize an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect a reverse stock split of CombinatoRx’s issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including 2 and 8 would be combined and reclassified into one share of CombinatoRx common stock (such exact amount to be determined by the CombinatoRx board of directors);

3.	To approve an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 60,000,000 shares to 200,000,000 shares, which represents an additional 140,000,000 shares, as described in the joint proxy statement/prospectus, the approval of which is necessary to enable CombinatoRx to issue the required number of shares of CombinatoRx common stock to Neuromed stockholders in connection with the merger;

4.	To approve an option exchange program and a related amendment to the CombinatoRx 2000 stock option plan (the “2000 Plan”) to permit the option exchange program;

5.	To approve the CombinatoRx amended and restated 2004 incentive plan (the “2004 Plan”) to, among other things, increase the total number of shares of CombinatoRx common stock currently issuable under the 2004 Plan from 7,663,887 to 20,000,000 (on a pre-split basis) and to permit the option exchange program;

6.	To elect Patrick Fortune and Robert Forrester as Class I members of the board of directors, to serve until CombinatoRx’s 2012 annual meeting of stockholders and until their successors are duly elected and qualified; provided, however, that, if the merger is completed, the board of directors of CombinatoRx will be reconstituted as described in the joint proxy statement/prospectus;

7.	To ratify the selection of Ernst & Young LLP as CombinatoRx’s independent registered public accounting firm for the fiscal year ending December 31, 2009; and

8.	To transact any other business that may properly come before the annual meeting or any adjournment thereof.

The proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before voting.

The board of directors of CombinatoRx has fixed the close of business on October 9, 2009 as the record date for determining stockholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. Only holders of record of shares of CombinatoRx common stock at the close of business on the record date are entitled to notice of, and to vote at, the annual meeting. At the close of business on the record date, CombinatoRx had 35,063,881 shares of common stock outstanding and entitled to vote.

The affirmative vote of a majority of the votes properly cast at the CombinatoRx annual meeting is required for approval of Proposal Nos. 1, 4, 5 and 7. The affirmative vote of a majority of the shares of outstanding common stock on the record date is required for approval of Proposal Nos. 2 and 3. The affirmative vote of a plurality of the votes properly cast at the CombinatoRx annual meeting is required for approval of Proposal No. 6. Even if you plan to attend the annual meeting in person, CombinatoRx requests that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the annual meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your shares will be voted in favor of Proposal Nos. 1 through 7. If you fail to return your proxy card and you do not vote in person at the annual meeting, the effect will be the same as if your shares were voted against the adoption of Proposal Nos. 2 and 3 and your shares will not be counted for purposes of determining whether a quorum is present at the annual meeting. If you do attend the CombinatoRx annual meeting and wish to vote in person, you may withdraw your proxy and vote in person.

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. If you attend, you will be asked to present valid picture identification such as a driver’s license or passport. If your CombinatoRx stock is held in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and this joint proxy statement/prospectus is being forwarded to you by your broker or nominee. As a result, your name does not appear on the list of stockholders. If your stock is held in street name, in addition to picture identification, you should bring with you a letter or account statement showing that you were the beneficial owner of the stock on the record date, in order to be admitted to the meeting.

If you are a stockholder of record, please submit a proxy card or, for shares held in street name, the voting instruction form you receive from your broker or nominee, as soon as possible so your shares can be voted at the meeting. You may submit your proxy card or voting instruction form by mail. If you are a stockholder of record, you may also vote over the Internet or by telephone. If your shares are held in street name, you will receive instructions from your broker or other nominee explaining how to vote your shares, and you may also have the choice of instructing the record holder as to the voting of your shares over the Internet or by telephone. Follow the instructions on the voting instruction form you receive from your broker or nominee.

By Order of the Board of Directors,

Frank Haydu,
Chairman of the Board of Directors

Cambridge, Massachusetts

October 22, 2009

Important Notice Regarding the Availability of Proxy Materials for the CombinatoRx 2009 Annual Meeting of Stockholders to Be Held on November 16, 2009: The joint proxy statement/prospectus is available at www.combinatorx.com by following the link for “Investors and News.”

NEUROMED PHARMACEUTICALS INC.

301 – 2389 Health Science Mall

Vancouver, BC

V6T1Z3

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Neuromed Pharmaceuticals Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Neuromed Pharmaceuticals Inc., or Neuromed, will be held on November 16, 2009, beginning at 9 a.m., local time, at Neuromed’s corporate headquarters at 301 – 2389 Health Science Mall, Vancouver, British Columbia V6T1Z3 for the following purposes:

1.	To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger by and among CombinatoRx, Incorporated, or CombinatoRx, PawSox, Inc., a wholly-owned subsidiary of CombinatoRx, Neuromed, Neuromed Pharmaceuticals Ltd., or Neuromed Canada, and a representative of the stockholders of Neuromed US and Neuromed Canada, dated as of June 30, 2009 and to approve the merger contemplated thereby; and

2.	To transact any other business that may properly come before the special meeting or any adjournment thereof.

The proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before voting.

The board of directors of Neuromed has fixed the close of business on October 8, 2009 as the record date for determining stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of common stock, holders of record of shares of common special voting stock, holders of record of shares of series preferred stock, holders of record of shares of series special voting stock, holders of record of shares of Series F redeemable preferred stock, and holders of record of shares of Series F special voting stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. Series preferred stock consists of Series A-1 preferred stock, Series A-2 preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, Series C-1 preferred stock, Series C-2 preferred stock, Series D-1 preferred stock and Series D-2 preferred stock. Series special voting stock consists of Series A-1 special voting stock, Series A-2 special voting stock, Series B-1 special voting stock, Series B-2 special voting stock, Series C-1 special voting stock, Series C-2 special voting stock, Series D-1 special voting stock and Series D-2 special voting stock. Holders of shares of common stock and common special voting stock vote on a basis of one vote per share. Holders of shares of each series of series preferred stock vote on an as-converted to common stock basis. Each share of series preferred stock is currently convertible into one share of common stock. Holders of shares of preferred special voting stock vote on the basis of the number of votes per share to which a holder of a share of the corresponding series of series preferred stock is entitled to vote. Holders of shares of Series F redeemable preferred stock and Series F special voting stock vote on a basis of 714 votes per share.

At the close of business on the record date, Neuromed had outstanding and entitled to vote 2,762,938 shares of common stock, 1,649,801 shares of common special voting stock, 0 shares of Series A-1 preferred stock, 0 shares of Series A-2 preferred stock, 0 shares of Series B-1 preferred stock, 0 shares of Series B-2 preferred stock, 8,375,000 shares of Series C-1 preferred stock, 7,282,608 shares of Series C-2 preferred stock, 10,832,994 shares of Series D-1 preferred stock, 9,815,000 shares of Series D-2 preferred stock, 1,045,149 shares of Series A-1 special voting stock, 786,797 shares of Series A-2 special voting stock, 3,297,178 shares of Series B-1 special voting stock, 2,409,440 shares of Series B-2 special voting stock, 7,660,570 shares of Series C-1 special voting stock, 6,661,367 shares of Series C-2 special voting stock, 7,238,435 shares of Series D-1 special voting stock, 24,900,200 shares of Series D-2 special voting stock, 2,924 shares of Series F redeemable preferred stock and 6,520 shares of Series F special voting stock. Unless expressly stated otherwise, common stock, common special voting stock, series preferred stock, series special voting stock, Series F redeemable preferred stock and Series F special voting stock, are referred to collectively as “Neuromed voting stock.”

Your vote is important. The affirmative vote of the holders of a majority of the voting power of the Neuromed voting stock outstanding on the record date, voting as a single class, is required for approval of Proposal No. 1. All other votes required under the Neuromed certificate of incorporation have been obtained for approval of Proposal No. 1.

Even if you plan to attend the special meeting in person, Neuromed requests that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your shares will be voted as a vote “FOR” Proposal No. 1 as the board of directors recommends and your shares will be counted for purposes of determining whether a quorum is present at the special meeting. If you do attend the Neuromed special meeting and wish to vote in person, you may withdraw your proxy and vote in person. If you do not return your proxy and you do not vote in person at the special meeting, the effect will be the same as if you voted against Proposal No. 1.

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. If you attend, you will be asked to present valid picture identification such as a driver’s license or passport.

If you are a stockholder of record, please submit a proxy card as soon as possible so your shares can be voted at the meeting.

By Order of the Board of Directors,

Christopher C. Gallen, M.D., Ph.D.
President and Chief Executive Officer

Vancouver, British Columbia

October 22, 2009

The following appendices also constitute part of this joint proxy statement/prospectus:

Appendix A -	Agreement and Plan of Merger	A-1

Appendix B -	Escrow Agreement	B-1

Appendix C -	Forms of Voting Agreements	C-1

Appendix D -	Registration Rights Agreement	D-1

Appendix E -	Proposed Form of Certificate of Amendment to the CombinatoRx Sixth Amended and Restated Certificate of Incorporation for the Reverse Stock Split	E-1

Appendix F -	Proposed Form of Certificate of Amendment to the CombinatoRx Sixth Amended and Restated Certificate of Incorporation for the Increase in Authorized Shares	F-1

Appendix G -	Proposed CombinatoRx Amended and Restated 2004 Incentive Plan	G-1

Appendix H -	Opinion of Wedbush Morgan Securities Inc.	H-1

Appendix I -	Opinion of Evans & Evans, Inc.	I-1

Appendix J -	Section 262 of the Delaware General Corporation Law	J-1

INFORMATION ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

Except where specifically noted otherwise, the term “CombinatoRx” refers to CombinatoRx, Incorporated and its wholly-owned subsidiaries, the term “Neuromed US” refers to Neuromed Pharmaceuticals Inc., the term “Neuromed Canada” refers to Neuromed Pharmaceuticals Ltd. and its wholly-owned subsidiaries, and, unless the context indicates otherwise, the term “Neuromed” refers to Neuromed US and Neuromed Canada, collectively.

Except where specifically noted, the information contained in this joint proxy statement/prospectus:

•	does not give effect to the reverse stock split contemplated by CombinatoRx’s Proposal No. 2;

•

assumes the exchange of all outstanding exchangeable shares of Neuromed Canada for the corresponding securities of Neuromed US prior to the effective time of the merger pursuant to the terms of Neuromed US and Neuromed Canada’s organizational documents and contractual arrangements, with Neuromed Canada thereafter being a wholly-owned subsidiary of Neuromed US; and

•	assumes that the United States Food and Drug Administration will not have approved ExalgoTM prior to the effective time of the merger.

Except where specifically noted, all references to the “deemed outstanding shares of common stock of CombinatoRx immediately after the merger,” “deemed outstanding shares of common stock of the combined company” or similar phrases in this joint proxy statement/prospectus are based on an amount equal to two times the sum of the outstanding shares of CombinatoRx common stock and CombinatoRx options having an exercise price less than $1.31 per share, in each case, outstanding immediately prior to the effective time of the merger.

Except where specifically noted, all references to the numbers of total outstanding shares of CombinatoRx common stock and related percentages exclude the impact of any changes in CombinatoRx or the combined company’s capitalization unrelated to the issuance of the merger consideration, and assume the issuance of 851,621 shares of CombinatoRx common stock upon the exercise of outstanding CombinatoRx options having an exercise price less than $1.31 per share prior to the effective time of the merger. In addition, except where specifically noted, all amounts or percentages related to shares held by “pre-merger CombinatoRx stockholders” or similar phrases include 851,621 shares of CombinatoRx common stock subject to options having an exercise price less than $1.31 per share.

In this joint proxy statement/prospectus, the term “series preferred stock” refers to Neuromed US’s Series A-1 preferred stock, Series A-2 preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, Series C-1 preferred stock, Series C-2 preferred stock, Series D-1 preferred stock and Series D-2 preferred stock, and the term “series preferred special voting stock” refers to Neuromed US’s Series A-1 special voting stock, Series A-2 special voting stock, Series B-1 special voting stock, Series B-2 special voting stock, Series C-1 special voting stock, Series C-2 special voting stock, Series D-1 special voting stock and Series D-2 special voting stock.

“CombinatoRx,” the CombinatoRx logo, “cHTS” and “Synavive” are trademarks of CombinatoRx. “Neuromed” and the Neuromed logo are trademarks of Neuromed Canada. Other trademarks, service marks and trade names referred to in this prospectus, including “Exalgo,” are the property of their respective owners.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the effect of the proposed merger on the holders of the common stock of CombinatoRx and the holders of capital stock of Neuromed US. CombinatoRx and Neuromed urge you to read carefully the remainder of this joint proxy statement/prospectus, including the documents attached to this joint proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you regarding the merger and the other matters being considered at the CombinatoRx annual meeting and the Neuromed special meeting.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because you have been identified as a stockholder of either CombinatoRx or Neuromed as of the applicable record date, and thus you are entitled to vote at CombinatoRx’s annual meeting or Neuromed’s special meeting, as the case may be. This document serves as both a joint proxy statement of CombinatoRx and Neuromed, used to solicit proxies for the stockholder meetings, and as a prospectus of CombinatoRx, used to offer shares of CombinatoRx common stock in exchange for shares of Neuromed common stock and preferred stock pursuant to the terms of the merger agreement. This document contains important information about the merger and the stockholder meetings of CombinatoRx and Neuromed, and you should read it carefully.

Q:	Why are CombinatoRx and Neuromed proposing this transaction? (see pages 91 and 101)

A:	The parties believe that this merger brings together the product assets and financial resources of both organizations, including potential Exalgo™ milestones and royalty revenue and Neuromed’s proven drug development expertise, with the CombinatoRx portfolio of product candidates and its unique drug discovery capabilities. The CombinatoRx and Neuromed boards of directors have each approved the merger agreement and have determined that the merger agreement and the merger are advisable and in the best interests of the companies’ respective stockholders. In reaching these decisions, the CombinatoRx and Neuromed boards of directors considered the terms and conditions of the merger agreement and the ancillary agreements, as well as a number of other factors.

Q:	What will happen in the merger? (see page 68)

A:	In the merger, a wholly-owned subsidiary of CombinatoRx will merge with and into Neuromed US and, as a result, Neuromed US will become a wholly-owned subsidiary of CombinatoRx. Neuromed Canada will continue as a wholly-owned subsidiary of Neuromed US.

Q:	What will Neuromed stockholders receive in exchange for Neuromed common stock and Neuromed preferred stock in the merger? (see page 68)

A:	Pursuant to the terms of the merger agreement, assuming no changes in the outstanding share capital of CombinatoRx other than pursuant to exercises of CombinatoRx options having an exercise price less than $1.31 per share, CombinatoRx will issue as merger consideration a total of approximately 82.7 million shares of its common stock, a portion of which is subject to the terms of an escrow arrangement. Neuromed stockholders will receive an aggregate of approximately 14.9 million shares at closing. These shares of CombinatoRx common stock are referred to as “firm shares.” The balance of such merger consideration, or an aggregate of approximately 67.8 million shares, will be placed into escrow at the closing and may or may not be released to Neuromed stockholders depending upon the timing of the United States Food and Drug Administration’s, or the FDA’s, approval of Exalgo, which is a drug product candidate for which the commercial rights were recently sold by Neuromed Canada. These shares are referred to as “escrow shares.”

Q:	How many shares of CombinatoRx common stock will Neuromed stockholders receive at closing and how many shares will be placed into escrow? (see page 68)

A:	Pursuant to the terms of the merger agreement and the escrow agreement, Neuromed stockholders will have the right to receive:

•

an aggregate of approximately 14.9 million “firm shares” at closing, which will represent approximately 20.8% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger;

•

subject to the terms of the escrow agreement, an aggregate of approximately 19.9 million “holdback shares,” which will be placed into escrow and may or may not be released to Neuromed stockholders depending upon the timing of the FDA’s approval of Exalgo, and which will represent approximately 27.7% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger; and

•

subject to the terms of the escrow agreement, an aggregate of approximately 47.9 million “milestone shares,” which will be placed into escrow and may or may not be released to Neuromed stockholders depending upon the timing of the FDA’s approval of Exalgo.

Neuromed stockholders will have voting and other ownership rights with respect to the holdback shares but no voting rights with respect to the milestone shares. As a result, current CombinatoRx stockholders will retain approximately 50% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger, current Neuromed stockholders will own or control approximately 48.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger (a portion of which will be subject to the terms of the escrow arrangement), and as discussed below, certain Neuromed directors, officers and other employees will hold approximately 1.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger in the form of shares underlying restricted stock unit awards granted under the Neuromed special equity incentive plan.

Q:	What is the Neuromed special equity incentive plan and how will it affect the rights of Neuromed stockholders? (see page 170)

A:	The Neuromed board of directors has adopted and, upon consummation of the merger, CombinatoRx will assume, the Neuromed special equity incentive plan pursuant to which Christopher C. Gallen, Terrance Snutch, Mark H.N. Corrigan, Bill Hunter and C. Eugene Wright and other non-executive officers and employees of Neuromed have been granted the right to receive, immediately after the merger, restricted stock unit awards such that the shares underlying such awards represent an aggregate of 1.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger. The merger agreement provides that each share of CombinatoRx common stock underlying a restricted stock unit award will reduce by one share the number of shares of CombinatoRx common stock to be received by the Neuromed stockholders in the merger.

The Neuromed special equity incentive plan provides that certain percentages of the restricted stock units underlying the awards will vest or be forfeited depending upon the timing of the FDA’s approval of Exalgo. This vesting and forfeiture schedule is different than the schedule by which the holdback and milestone shares will be released to the former Neuromed stockholders or returned to CombinatoRx for cancellation. The vesting and forfeiture schedule of awards granted under the Neuromed special equity incentive plan provides that:

•	All restricted stock units held by the participants will vest if the FDA’s approval of Exalgo occurs on or before September 30, 2010;

•	If the FDA has not approved Exalgo by October 1, 2010, participants will then forfeit 50% of their restricted stock units;

•	If the FDA’s approval of Exalgo occurs on or after October 1, 2010 and before January 1, 2011, the then remaining 50% of the original restricted stock units held by the participants will vest; and

•	If the FDA has not approved Exalgo by January 1, 2011, participants will then forfeit 7.143% of their original number of restricted stock units.

Accordingly, even if the FDA does not approve Exalgo by January 1, 2011, 42.857% of a participant’s original restricted stock units may still vest. If the FDA has not approved Exalgo by January 1, 2011 and a director participant is continuing to serve as a director of CombinatoRx, 42.857% of his restricted stock units will vest. If the FDA has not approved Exalgo by January 1, 2011 and an employee participant is continuing to serve as an employee of CombinatoRx on the fifth anniversary of the date the merger was consummated, 42.857% of his or her restricted stock units will vest. In addition, 42.857% of a participant’s restricted stock units will vest upon a change of control or, in the case of an employee participant, termination by CombinatoRx without cause, even if such change of control or termination occurs before January 1, 2011.

Q:	When will the escrow shares be released to former Neuromed stockholders? (see page 144)

A:	The release of the escrow shares, and any resulting adjustment of the relative ownership percentage of the then outstanding shares of common stock of the combined company, will be based upon the timing of the FDA’s approval of Exalgo, which is a drug product candidate for which the commercial rights were recently sold by Neuromed Canada. Exalgo is the subject of a recently filed New Drug Application, or NDA, with positive Phase 3 clinical results. In June 2009, Neuromed Canada sold the commercial rights to Exalgo to Mallinckrodt Inc., or Mallinckrodt, a subsidiary of Covidien plc, for $15 million in upfront payments, reimbursement of up to $16 million to cover certain of Neuromed’s costs associated with Exalgo, an FDA approval milestone of $30 million, which could potentially increase up to $40 million, and tiered royalties on Exalgo net sales after FDA approval, if any, ranging from a mid to high-single digit percentage of net sales.

Subject to the terms and conditions of the escrow agreement:

•

If FDA approval of Exalgo is received on or before December 31, 2009, all of the escrow shares will be released to the former Neuromed stockholders, resulting in the pre-merger CombinatoRx stockholders owning approximately 30% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is received on or after January 1, 2010 and on or before September 30, 2010, a portion of the escrow shares will be released to the former Neuromed stockholders and a portion will be cancelled, resulting in the pre-merger CombinatoRx stockholders owning approximately 40% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is received on or after October 1, 2010 and on or before December 31, 2010, a portion of the escrow shares will be released to the former Neuromed stockholders and a portion will be cancelled, resulting in the pre-merger CombinatoRx stockholders owning approximately 60% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is not received on or before December 31, 2010, all of the remaining escrow shares will be cancelled, resulting in the pre-merger CombinatoRx stockholders owning approximately 70% of the then outstanding shares of common stock of the combined company.

As used above, the term “then outstanding shares of common stock of the combined company” reflects the impact of the release and/or cancellation of escrow shares in accordance with the terms of the escrow agreement, assumes the issuance of the shares underlying the restricted stock unit awards to be granted by CombinatoRx after the merger pursuant to the rights granted by Neuromed under the Neuromed special equity incentive plan, and assumes no additional changes in the combined company’s capitalization after the effective time of the merger.

As each of the milestone dates described above are reached without receipt of FDA approval of Exalgo, the parties have agreed that the requisite number of the escrow shares will be returned to the combined company, cancelled and cease to be outstanding such that the number of escrow shares is reduced to the number of escrow shares that would be released to former Neuromed US stockholders if FDA approval of Exalgo is received on or before the next milestone date. If FDA approval of Exalgo is not received on or before December 31, 2010, all of the remaining escrow shares will be returned to the combined company, cancelled and cease to be outstanding.

The table below sets forth: (i) the number of shares that will be owned or controlled immediately after the effective time of the merger by current CombinatoRx securityholders, Neuromed stockholders pursuant to the terms of the escrow agreement and certain members of Neuromed’s management and board of directors; and (ii) the relative ownership percentage of the combined company of current CombinatoRx securityholders, current Neuromed stockholders and certain members of Neuromed’s management and board of directors for each of the scenarios presented and assuming no additional changes in the capitalization of the combined company:

	Shares Owned or Controlled Immediately After the Effective Time of the Merger	Shares Owned or Controlled if FDA Approval of Exalgo is Received			Shares Owned or Controlled if FDA approval of Exalgo is not received on or before December 31, 2010
		On or before December 31, 2009	On or after January 1, 2010 and on or before September 30, 2010	On or after October 1, 2010 and on or before December 31, 2010
CombinatoRx Securityholders(1):	35,915,502	35,915,502	35,915,502	35,915,502	35,915,502

Neuromed Stockholders:
Firm	14,930,587	14,930,587	14,930,587	14,930,587	14,930,587
Holdback	19,907,449	19,907,449	19,907,449	8,474,348	—
Milestone	— (2)	47,887,336 (3)	17,957,751 (3)	—	—

Total	34,838,036	82,725,372	52,795,787	23,404,935	14,930,587

Neuromed Management(4):	1,077,466	1,077,466	1,077,466	538,733	461,771

Total Adjusted Outstanding Shares(5):	71,831,004	119,718,340	89,788,755	59,859,170	51,307,860
CombinatoRx Securityholders Percentage:	50.0%	30.0%	40.0%	60.0%	70.0%
Neuromed Stockholders Percentage:	48.5%	69.1%	58.8%	39.1%	29.1%
Neuromed Management Percentage:	1.5%	0.9%	1.2%	0.9%	0.9%

(1)	Includes 851,621 shares of CombinatoRx common stock subject to options having an exercise price less than $1.31 per share.
(2)	Although approximately 47.9 million milestone shares will be issued by CombinatoRx at the closing of the merger, such shares are not listed in this column because the Neuromed stockholders will not have the right to direct the voting of such shares. See the section entitled “Escrow Agreement” beginning on page 143 for a more detailed discussion of ownership rights in the milestone shares.
(3)	Represents the number of milestone shares to be released to Neuromed stockholders upon FDA approval of Exalgo.
(4)	Consists of shares of CombinatoRx common stock underlying restricted stock unit awards granted to certain Neuromed directors, officers and other employees pursuant to the Neuromed special equity incentive plan. See the section entitled “The Merger” beginning on page 68 for a more detailed discussion of the potential forfeitures of restricted stock unit awards granted to certain Neuromed directors, officers and other employees under the Neuromed special equity incentive plan.
(5)	The number of adjusted outstanding shares reflects the impact of the release or cancellation of escrow shares in accordance with the terms of the escrow agreement as of the date or for the period specified.

Q:	What ownership rights will former Neuromed stockholders have in the escrow shares? (see page 145)

A:	The escrow shares will be held in a special escrow account established by the escrow agent for the benefit of former Neuromed stockholders. The escrow shares will be divided into approximately 19.9 million “holdback shares” and approximately 47.9 million “milestone shares.” Subject to the terms and conditions of the escrow agreement:

•

Each former Neuromed stockholder will have the right to direct the escrow agent how to vote his, her or its holdback shares. In the absence of instructions, the escrow agent will not vote any of the holdback shares. The holdback shares, together with the firm shares (which will be issued to former Neuromed stockholders at closing), will represent approximately 48.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger.

•

The former Neuromed stockholders will have no voting rights in respect of the milestone shares. The escrow agent will vote all milestone shares in proportion to all other votes cast, withheld or abstaining in respect of any matter subject to a vote of the CombinatoRx stockholders such that the votes attendant to the milestone shares will not impact the outcome of any such vote.

•

Each former Neuromed stockholder will have the right to transfer his, her or its rights to the holdback shares, provided that any transferee becomes a party to the escrow agreement. The rights to the milestone shares are not transferrable, except in very limited circumstances including, for example, upon the death of a former Neuromed stockholder.

•

Each former Neuromed stockholder will have the right to receive cash dividends on his, her or its respective escrow shares when and if paid by CombinatoRx, and will not be liable to return such cash dividends even if such escrow shares are returned subsequently to CombinatoRx for cancellation. Any non-cash dividend or other distribution on the escrow shares will be held by the escrow agent in escrow along with the corresponding escrow shares and released in conjunction with the corresponding escrow shares. Any corresponding dividends or other distributions on such escrow shares not previously distributed to former Neuromed stockholders will be returned to CombinatoRx upon cancellation of the corresponding escrow shares.

Q:	How will the merger consideration be allocated among the Neuromed stockholders? (see page 69)

A:	In accordance with the merger agreement, the holders of Neuromed US Series F redeemable preferred stock will receive, prior and in preference to any distribution of merger consideration to the holders of any other shares of Neuromed US capital stock, a number of shares of CombinatoRx common stock with a value (based on the valuation methodology described below) equal to the Series F preference amount, as defined below. The aggregate Series F preference amount is equal to $9,111,277 plus $15,185.46 for each day from and including February 25, 2009 through and including the closing date of the merger. For the purpose of satisfying the Series F preference amount, the value of the shares of CombinatoRx common stock distributed at the closing and not subject to escrow shall be equal to 85% of the volume-weighted average of the closing prices as reported on The NASDAQ Global Market for the CombinatoRx common stock during the five-trading day period ending two trading days prior to the closing date and the value of the escrow shares shall be equal to 70% of such volume-weighted average.

The holders of the Neuromed US Series F redeemable preferred stock will have the first entitlement to the firm shares. If the Series F preference amount exceeds the value of all of the firm shares, determined in accordance with the valuation methodology described above, then:

•

the holders of the Neuromed US Series F redeemable preferred stock will receive all of the firm shares, and the holders of Neuromed US common stock and Neuromed US series preferred stock will receive no firm shares; and

•	the holders of the Neuromed US Series F redeemable preferred stock will have the first entitlement to the holdback shares.

If the total number of firm shares and holdback shares, taken together, have a value that is less than the Series F preference amount, determined in accordance with the valuation methodology described above, then:

•

the holders of the Neuromed US Series F redeemable preferred stock will receive all of the firm shares and holdback shares, and the holders of Neuromed US common stock and Neuromed US series preferred stock will receive no firm shares or holdback shares; and

•	the holders of the Neuromed US Series F redeemable preferred stock will have the first entitlement to the remaining portion of the merger consideration, the milestone shares.

If the total number of firm shares, holdback shares and milestone shares collectively have a value that is less than the Series F preference amount, determined in accordance with the valuation methodology described above, then the holders of the Neuromed US Series F redeemable preferred stock will receive all of the merger consideration and the holders of Neuromed US common stock and Neuromed US series preferred stock will receive no merger consideration.

The holders of Neuromed US common stock and Neuromed US series preferred stock will, therefore, receive merger consideration only to the extent the value of such merger consideration, determined in accordance with the valuation methodology described above, exceeds the Series F preference amount and only from such categories of shares (firm, holdback or milestone) as remain after satisfaction of the Series F preference amount. The holders of Neuromed US common special voting stock, series preferred special voting stock or Series F preferred special voting stock, if any, will not be entitled to any portion of the merger consideration.

Q:	How will the merger affect outstanding stock options to acquire Neuromed common stock? (see page 127)

A:	In connection with the merger, the vesting of all outstanding Neuromed stock options granted under the Neuromed stock option plans will be accelerated in full and such options will become exercisable prior to the effective time of the merger. Each Neuromed stock option that is outstanding and unexercised immediately prior to the effective time of the merger will be cancelled and will no longer represent the right to purchase common stock of Neuromed US or Neuromed Canada or any other equity security of Neuromed US, Neuromed Canada or CombinatoRx. Persons who exercise their stock options prior to the effective time of the merger will be entitled to receive the merger consideration payable with respect to the Neuromed stock issued upon such exercise.

Q:	Who will the members of the CombinatoRx board of directors be after the merger? (see page 151)

A:	Immediately following the effective time of the merger, the board of directors of CombinatoRx is expected to be made up of 10 members, five of whom will be nominees of Neuromed, namely Mark Corrigan, Todd Foley, Christopher C. Gallen, Bill Hunter and Hartley T. Richardson, and five of whom will be nominees of CombinatoRx, namely Sally Crawford, Robert Forrester, Frank Haydu, Michael Kauffman and W. James O’Shea.

Q:	Who will the officers of CombinatoRx be after the merger? (see page 152)

A:	Immediately following the effective time of the merger, the officers of CombinatoRx will include Christopher C. Gallen, who will be President and Chief Executive Officer, Robert Forrester, who will be Executive Vice President and Chief Operating Officer, Terrance Snutch, who will be Senior Vice President and Chief Scientific Officer, C. Eugene Wright, who will be Senior Vice President and Chief Development Officer, Justin Renz, who will be Senior Vice President, Chief Financial Officer and Treasurer, and Jason Cole, who will be Senior Vice President, General Counsel and Secretary. If any of these officers is unable or otherwise does not or cannot serve as an officer of CombinatoRx immediately following the effective time of the merger, the CombinatoRx board of directors will have the right to designate another individual to serve, subject to Neuromed’s consent, in his place.

Q:	Who will the principal stockholders of CombinatoRx be after the merger and what will be their respective percentage of ownership? (see page 34)

A:	Immediately after the effective time of the merger, investment funds affiliated with BVF Inc., CombinatoRx’s largest stockholder before the merger, will own or control approximately 15.2% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger and will remain the largest percentage holder of the deemed outstanding shares of common stock of the combined company. In addition, investment funds affiliated with MPM Capital LLC, Working Opportunity Fund (EVCC) Ltd., Neuro Discovery Limited Partnership and James Richardson & Sons, Limited, Neuromed’s largest stockholders before the merger, will own or control approximately 13.9%, 7.0%, 4.3% and 6.1%, respectively, of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger based upon an estimated effective date of November 10, 2009 and an assumed volume-weighted average of the per share daily closing prices of CombinatoRx common stock as reported on The NASDAQ Global Market of $1.50 for the five (5) consecutive trading days ending on the second trading day prior to the effective time of the merger.

Q:	Are there risks I should consider in deciding whether to vote for the merger or for the issuance of shares of CombinatoRx common stock in the merger, as applicable?

A:	Yes. In evaluating the merger and the issuance of shares of CombinatoRx common stock in the merger, you should carefully consider the factors discussed in the section titled “Risk Factors” beginning on page 31.

Q:	Do I need to send in my Neuromed stock certificates now? (see page 127)

A:	No. You should not send in your Neuromed stock certificates now. No later than promptly after the effective time of the merger, the exchange agent will provide stock certificate transmittal materials to the holders of Neuromed capital stock. The transmittal materials will contain instructions for surrendering Neuromed stock certificates to the exchange agent in exchange for the merger consideration.

You bear the risk of delivery and should send your letter of transmittal by courier, by hand or by facsimile, with stock certificates delivered by courier or by hand, to the appropriate addresses shown on the letter of transmittal.

Q:	What do I need to do now?

A:	First, carefully read this document in its entirety. Then, vote your shares of CombinatoRx common stock or Neuromed capital stock, as applicable, by one of the following methods:

•	marking, signing, dating and returning your proxy card; or

•

attending the CombinatoRx annual meeting or the Neuromed special meeting, as applicable, and submitting a properly executed proxy or ballot. If a broker holds your shares of CombinatoRx common stock in street name (held for your account by a broker or other nominee), you will need to obtain a proxy from your broker to vote your shares in person at the annual meeting.

If you are a stockholder of CombinatoRx, you may also vote your shares of CombinatoRx common stock by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card.

Q:	How do I vote shares of CombinatoRx common stock that are held in street name by my broker? (see page 63)

A:	If your shares are held in street name, you will receive instructions from your broker or other nominee explaining how to vote your shares, and you will have the option to cast your vote by telephone or over the Internet if your voting instruction form from your broker or nominee includes instructions and a toll-free telephone number or Internet website to do so. In any event, to be sure that your vote will be received in time, please cast your vote by your choice of available means at your earliest convenience.

Q:	What stockholder votes are required to approve the proposals at the CombinatoRx annual meeting? (see pages 61)

A:	To be approved, Proposal Nos. 2 and 3 must receive the affirmative vote of a majority of the shares of CombinatoRx common stock outstanding as of the record date. The affirmative vote of a majority of the votes properly cast at the CombinatoRx annual meeting is required for approval of Proposal Nos. 1, 4, 5 and 7. The affirmative vote of a plurality of the votes properly cast at the CombinatoRx annual meeting is required for approval of Proposal No. 6.

Q:	What happens if I do not vote? (see page 62 and page 65)

A:	The failure to vote in person or by proxy will have the same effect as voting against Neuromed’s Proposal No. 1 or against CombinatoRx’s Proposal Nos. 2 and 3, as applicable. Assuming a quorum is present, a failure to vote will have no effect on the outcome of CombinatoRx’s Proposal Nos. 1, 4, 5, 6, or 7.

Q:	What happens if I abstain? (see page 63 and page 66)

A:	Shares abstaining from voting on a matter will be counted for the purpose of determining whether a quorum exists for the Neuromed special meeting or the CombinatoRx annual meeting, as applicable, but are treated as having not voted. Abstentions will have the same effect as voting against Neuromed’s Proposal No. 1 and CombinatoRx’s Proposal Nos. 2 and 3, as applicable, but will have no impact on the outcome of the vote for CombinatoRx’s Proposal Nos. 1, 4, 5 and 7.

Q:	Can I change my vote? (see page 63 and page 66)

A:	Yes. You may revoke your proxy at any time before it is voted by notifying Neuromed’s or CombinatoRx’s secretary, as applicable, in writing, by returning a signed proxy with a later date (or by transmitting a subsequent vote over the Internet or by telephone for a CombinatoRx proxy) or by attending the meeting and voting in person.

Notices to the secretary of CombinatoRx should be addressed to: Secretary, CombinatoRx, Incorporated, 245 First Street, 3rd Floor, Cambridge, Massachusetts 02142.

Notices to the secretary of Neuromed should be addressed to: Secretary, Neuromed Pharmaceuticals, 301 – 2389 Health Science Mall, Vancouver, BC V6T1Z3.

If your stock is held in street name, you must contact your broker or nominee for instructions as to how to change your vote.

Q:	When and where will the vote take place? (see page 59 and page 64)

A:	The CombinatoRx annual meeting of stockholders will be held at the law firm of Goodwin Procter LLP at 53 State Street, Boston, Massachusetts 02109, on November 16, 2009, starting at 9 a.m., local time.

The Neuromed special meeting of stockholders will be held at Neuromed’s corporate headquarters at 301 – 2389 Health Science Mall, Vancouver, BC V6T1Z3, on November 16, 2009, starting at 9 a.m., local time.

Q:	Are there any conditions that must be satisfied prior to the completion of the merger? (see page 139)

A:	Yes. There are a number of conditions that must be satisfied before the completion of the merger, some of which are outside the parties’ control. See “Merger Agreement—Conditions to Completion of the Merger” beginning on page 139.

Q:	When do you expect the merger to be completed? (see page 124)

A:	CombinatoRx and Neuromed are working to complete the merger as quickly as practicable and currently expect that the merger could be completed during the fourth quarter of 2009. However, CombinatoRx and Neuromed cannot predict the exact timing of the completion of the merger because it is subject to approvals and other conditions.

Q:	Will a proxy solicitor be used? (see page 63)

A:	Yes. CombinatoRx has engaged Georgeson to assist in the solicitation of proxies for the meeting and CombinatoRx estimates it will pay Georgeson a fee of approximately $6,500. CombinatoRx has also agreed to reimburse Georgeson for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Georgeson against certain losses, costs and expenses. Solicitation by CombinatoRx’s officers and employees may also be made of some stockholders in person or by mail, telephone, e-mail or facsimile following the original solicitation.

Q:	Whom do I call if I have questions about the meetings or the merger? (see page 63 and page 67)

A:	CombinatoRx stockholders should direct any questions regarding the annual meeting of stockholders or the merger, including the procedures for voting your shares, to Robert Forrester, CombinatoRx’s Interim President and Chief Executive Officer, by telephone at (617) 301-7000.

Neuromed stockholders should direct any questions regarding the special meeting of stockholders or the merger, including the procedures for voting your shares, to Christopher C. Gallen, Neuromed’s President and Chief Executive Officer, at (604) 909-2530.

SUMMARY

This summary highlights selected information contained elsewhere in this joint proxy statement/prospectus. CombinatoRx and Neuromed urge you to read carefully the remainder of this joint proxy statement/prospectus, including the documents attached to this joint proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you regarding the merger and the other matters being considered at the CombinatoRx annual meeting and the Neuromed special meeting.

The Companies (see pages 178 and 218)

CombinatoRx, Incorporated

CombinatoRx, Incorporated, referred to herein as CombinatoRx, is a biopharmaceutical company in the field of synergistic combination pharmaceuticals. Going beyond traditional combinations, CombinatoRx uses its drug discovery technology to create product candidates with novel multi-target mechanisms of action striking at the biological complexities of human disease. The CombinatoRx proprietary drug discovery technology provides a renewable and previously untapped source of novel drug candidates. CombinatoRx has been advancing a portfolio of four product candidates, Synavive™ (CRx-102), CRx-401, CRx-191 and CRx-197, through clinical research and development, and CombinatoRx has a number of product candidates that have either completed Phase 2a clinical trials or are in pre-clinical development.

CombinatoRx was incorporated in Delaware in 2000 under the name CombinatoRx, Incorporated. CombinatoRx completed its initial public offering in November 2005 and its common stock is currently listed on The NASDAQ Global Market under the symbol “CRXX.” CombinatoRx’s principal executive offices are located at 245 First Street, Third Floor, Cambridge, Massachusetts 02142, and its telephone number is (617) 301-7000. CombinatoRx’s website address is www.combinatorx.com. CombinatoRx’s website is a factual reference and it is not intended to be an active link to the website, and the information contained in the website is not a part of this joint proxy statement/prospectus.

PawSox, Inc.

PawSox, Inc., referred to herein as Merger Sub, is a wholly-owned subsidiary of CombinatoRx that was recently incorporated in Delaware solely for the purpose of the merger. It does not conduct any business and has no material assets. Its principal executive offices have the same address and telephone number as CombinatoRx set forth above.

Neuromed Pharmaceuticals Inc.

Neuromed Pharmaceuticals Inc., referred to herein as Neuromed US, was incorporated in Delaware on October 10, 2003 under the name Neuromed Pharmaceuticals Inc. The principal executive offices of Neuromed US are located at 301 – 2389 Health Sciences Mall, Vancouver, British Columbia, Canada V6T 1Z3, and its telephone number is (604) 909-2530. Neuromed’s website address is www.neuromed.com. Neuromed’s website is a factual reference and it is not intended to be an active link to the website, and the information contained in the website is not a part of this joint proxy statement/prospectus.

Neuromed Pharmaceuticals Ltd.

Neuromed Pharmaceuticals Ltd., referred to herein as Neuromed Canada, is a company continued under the Business Corporations Act (British Columbia) on February 28, 2006. The registered office of Neuromed Canada is 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and its principal executive offices are located at 301 – 2389 Health Sciences Mall, Vancouver, British Columbia, Canada V6T 1Z3, and its telephone number is (604) 909-2530.

Relationships Between Neuromed Pharmaceuticals Inc. and Neuromed Pharmaceuticals Ltd.

Neuromed Canada and Neuromed US are two separate privately-held biopharmaceutical companies, which together carry on the business of developing therapies for pain and other indications. The two companies have a shared management team which directs the operation of the business. The structure of having Neuromed Canada and Neuromed US operate the business jointly was created principally for tax purposes in order to accommodate the specific tax considerations applicable to the companies and the Canadian and U.S. resident shareholders while the companies remained privately-held. Under the structure, referred to herein as the exchangeable share structure, holders of exchangeable shares of Neuromed Canada may, or may be required to, exchange their exchangeable shares for corresponding shares of Neuromed US. The exchangeable share structure also provides holders of equity shares of Neuromed US with parallel voting rights in Neuromed Canada and provides holders of equity shares of Neuromed Canada with parallel voting rights in Neuromed US. Prior to the effective time and as a condition of the merger, all exchangeable shares of Neuromed Canada will be exchanged for corresponding shares of Neuromed US (common stock, series preferred stock or Series F redeemable preferred stock, as the case may be), the exchangeable share structure will be eliminated, and Neuromed Canada will become a wholly-owned subsidiary of Neuromed US. Neuromed Canada has obtained shareholder approval to authorize the board of directors of Neuromed Canada to cause the exchange of the exchangeable shares and to eliminate the exchangeable share structure. For additional information see “—Neuromed Reorganization” below.

Assets of Neuromed Pharmaceuticals Inc. and Neuromed Pharmaceuticals Ltd.

Neuromed has multiple development programs aimed at addressing a number of important, unmet medical needs including pain. Its primary asset is an agreement with Mallinckrodt Inc. pursuant to which Mallinckrodt Inc. has agreed to develop and commercialize the product candidate Exalgo, an extended release formulation of hydromorphone that is the subject of a recently filed NDA, with positive Phase 3 clinical results. Neuromed is also developing oral drug candidates to block N-type and T-type calcium channels, important targets directly involved in nerve transmission, and other candidates to potentially treat pain, epilepsy and hypertension. These assets are currently owned by Neuromed Canada, which will become a wholly-owned subsidiary of Neuromed US prior to the effective time of the merger.

The Combined Company

At the effective time of the merger, current CombinatoRx stockholders will retain approximately 50% of the deemed outstanding shares of common stock of the combined company, current Neuromed stockholders will own or control approximately 48.5% of the deemed outstanding shares of common stock of the combined company subject to the terms of the escrow arrangement, and certain members of Neuromed’s management and board of directors will hold approximately 1.5% of the deemed outstanding shares of common stock of the combined company in the form of shares underlying restricted stock unit awards. This relative ownership percentage will be adjusted based on the timing of the FDA’s approval of Exalgo, which is a drug product candidate for which the commercial rights were recently sold by Neuromed Canada, as escrow shares are released or cancelled pursuant to the terms of the escrow agreement, which is described in the section entitled “Escrow Agreement” beginning on page 143. The combined company’s board of directors is expected to consist of five directors designated by CombinatoRx and five directors designated by Neuromed. In addition, the management team of the combined company will consist of certain current employees of both CombinatoRx and Neuromed. The principal executive office of the combined company is expected to be CombinatoRx’s current principal executive office in Cambridge, Massachusetts.

Neuromed Reorganization (see page 112)

Neuromed US and Neuromed Canada currently operate under an exchangeable, “paired share” structure. Neuromed US and Neuromed Canada are independent companies, neither being the parent company of the other;

however, they share a common board of directors, management and shareholder base, with each shareholder of Neuromed US also being a shareholder of Neuromed Canada, and with each shareholder (other than Neuromed US, which owns the single outstanding Neuromed Canada new common share and all of the outstanding Neuromed Canada non-voting preferred shares) holding units of the two companies, consisting of either:

•	common, series preferred or Series F redeemable preferred shares of Neuromed US, paired with special voting shares of Neuromed Canada; or

•

common exchangeable, series exchangeable or Class F exchangeable shares of Neuromed Canada, paired with common special voting, series special voting or Series F special voting shares of Neuromed US and special voting shares of Neuromed Canada.

The rights of the companies’ shareholders and the obligations of the companies to each other in respect of this exchangeable, paired share structure are set forth in the certificate of incorporation of Neuromed US, the articles of Neuromed Canada, an exchange agreement among Neuromed US, Neuromed Canada and their shareholders and a support agreement between Neuromed US and Neuromed Canada. Pursuant to these instruments, the exchangeable shares of Neuromed Canada are exchangeable for shares of the equivalent class and series of shares of Neuromed US in certain circumstances, including the designation of a “redemption date” by the board of directors of Neuromed Canada and the vote or written consent or agreement of holders of at least 66 2/3% of the votes attached to the Neuromed US shares then outstanding, voting together as a single class. Upon any exchange of exchangeable shares, Neuromed US is required to redeem the special voting shares of Neuromed US that correspond to the exchangeable shares that were exchanged, for a price of $0.000001 per share. At such time as all of the exchangeable shares of Neuromed Canada have been exchanged for Neuromed US shares, the exchange and support agreements will automatically terminate and Neuromed Canada will be required, subject to applicable law, to redeem all of the then outstanding special voting shares of Neuromed Canada, for a price of CDN$0.000001 per share. Upon the exchange of all exchangeable shares of Neuromed Canada and the redemption by Neuromed Canada of all special voting shares of Neuromed Canada, Neuromed Canada will become a wholly-owned subsidiary of Neuromed US.

In connection with the execution of the merger agreement with CombinatoRx, Neuromed US obtained the written consent of the holders of at least 66 2/3% of the votes attached to the Neuromed US shares then outstanding with respect to the designation of a redemption date prior to the effective time of the merger. The parties expect that, prior to the effective time of the merger, the board of directors of Neuromed Canada will establish the specific redemption date, all exchangeable shares of Neuromed Canada will be exchanged for corresponding shares of Neuromed US and, subject to applicable law, Neuromed Canada will redeem all of the outstanding special voting shares of Neuromed Canada. Unless otherwise indicated, all information contained in this joint proxy statement/prospectus therefore assumes:

•	the exchange of all exchangeable shares;

•	the redemption of all special voting shares of Neuromed Canada; and

•	that Neuromed Canada has, upon the completion of such exchanges and redemptions, become a wholly-owned subsidiary of Neuromed US.

Risk Factors

The merger poses a number of risks to each company and its respective stockholders. In addition, both CombinatoRx’s and Neuromed’s businesses and industries are subject to various risks. These risks are discussed in detail under the caption “Risk Factors” beginning on page 31. You are encouraged to read and consider all of these risks carefully.

Annual Meeting of CombinatoRx Stockholders (see page 59)

Time, Date and Place. The annual meeting of the stockholders of CombinatoRx will be held on November 16, 2009, at the offices of Goodwin Procter LLP, 53 State Street, Boston, MA 02109, at 9 a.m., local time, to vote on Proposal No. 1 to approve the issuance of shares of CombinatoRx common stock in the merger; Proposal No. 2 to authorize an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect a reverse stock split of CombinatoRx’s issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including two and eight would be combined and reclassified into one share of CombinatoRx common stock (such exact amount to be determined by the CombinatoRx board of directors); Proposal No. 3 to approve an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 60,000,000 shares to 200,000,000 shares, which represents an additional 140,000,000 shares, the approval of which is necessary to enable CombinatoRx to issue the required number of shares of CombinatoRx common stock to Neuromed stockholders in connection with the merger; Proposal No. 4 to approve an option exchange program and a related amendment to the 2000 Plan to permit the option exchange program; Proposal No. 5 to approve the amendment and restatement of the 2004 Plan to, among other things, increase the number of shares of CombinatoRx common stock currently issuable under the 2004 plan from 7,663,887 to 20,000,000 and to permit the option exchange program; Proposal No. 6 to elect Patrick Fortune and Robert Forrester as Class I members of the board of directors, to serve until CombinatoRx’s 2012 annual meeting of stockholders and until their successors are duly elected and qualified; provided, however, that, if the merger is completed, the board of directors of CombinatoRx will be reconstituted as described in this joint proxy statement/prospectus and Proposal No. 7 to ratify the selection of Ernst & Young LLP as CombinatoRx’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

Record Date and Voting Power. You are entitled to vote at the CombinatoRx annual meeting if you owned shares of CombinatoRx common stock at the close of business on October 9, 2009, the record date for the CombinatoRx annual meeting. You will have one vote for each matter presented at the annual meeting for each share of CombinatoRx common stock you owned at the close of business on the record date. There are 35,063,881 shares of CombinatoRx common stock entitled to vote at the annual meeting.

Required Vote. The affirmative vote of a majority of the outstanding common stock on the record date is required for approval of Proposal Nos. 2 and 3. The affirmative vote of a majority of the votes properly cast at the CombinatoRx annual meeting is required for approval of Proposal Nos. 1, 4, 5 and 7. The affirmative vote of a plurality of the votes properly cast at the CombinatoRx annual meeting is required for approval of Proposal No. 6.

Share Ownership of Management. As of September 30, 2009, the current directors and executive officers of CombinatoRx, together with their affiliates, collectively own or control approximately 5.2% of the shares entitled to vote at the CombinatoRx annual meeting. In connection with the execution of the merger agreement, stockholders of CombinatoRx collectively owning or controlling approximately 35.6% of the outstanding voting stock of CombinatoRx entered into voting agreements pursuant to which they have agreed to vote their shares of CombinatoRx common stock in favor of the CombinatoRx proposals submitted at CombinatoRx’s annual meeting. The voting agreements are described in the section “Voting Agreements” on page 147.

Special Meeting of Neuromed Stockholders (see page 64)

Time, Date and Place. The special meeting of the stockholders of Neuromed will be held on November 16, 2009, at Neuromed’s corporate headquarters at 301 – 2389 Health Science Mall, Vancouver, British Columbia V6T1Z3, at 9:00 a.m., local time, to vote on Proposal No. 1 to approve and adopt the merger agreement and to approve the merger.

Record Date and Voting Power. You are entitled to vote at the Neuromed special meeting if you owned shares of Neuromed common stock, common special voting stock, series preferred stock, series special voting stock, Series F redeemable preferred stock or Series F special voting stock at the close of business on October 8, 2009, the record date for the special meeting. Series preferred stock consists of Series A-1 preferred stock, Series A-2 preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, Series C-1 preferred stock, Series C-2 preferred stock, Series D-1 preferred stock and Series D-2 preferred stock. Each share of series preferred stock is currently convertible into one share of common stock. Series special voting stock consists of Series A-1 special voting stock, Series A-2 special voting stock, Series B-1 special voting stock, Series B-2 special voting stock, Series C-1 special voting stock, Series C-2 special voting stock, Series D-1 special voting stock and Series D-2 special voting stock. At the Neuromed special meeting, you will have one vote for each share of common stock and common special voting stock you owned at the close of business on the record date, one vote for each share of common stock issuable upon conversion of the shares of series preferred stock you owned at the close of business on the record date, the number of votes for each share of series special voting stock you owned at the close of business on the record date to which a holder of a share of the corresponding series of series preferred stock is entitled to vote, and 714 votes for each share of Series F redeemable preferred stock and Series F special voting stock you owned at the close of business on the record date.

There are 2,762,938 shares of Neuromed common stock, 1,649,801 shares of common special voting stock, 0 shares of Series A-1 preferred stock, 0 shares of Series A-2 preferred, 0 shares of Series B-1 preferred stock, 0 shares of Series B-2 preferred, 8,375,000 shares of Series C-1 preferred stock, 7,282,608 shares of Series C-2 preferred stock, 10,832,994 shares of Series D-1 preferred, 9,815,000 shares of Series D-2 preferred stock, 1,045,149 shares of Series A-1 special voting stock, 786,797 shares of Series A-2 special voting stock, 3,297,178 shares of Series B-1 special voting stock, 2,409,440 shares of Series B-2 special voting stock, 7,660,570 shares of Series C-1 special voting stock, 6,661,367 shares of Series C-2 special voting stock, 7,238,435 shares of Series D-1 special voting stock, 24,900,200 shares of Series D-2 special voting stock, 2,924 shares of Series F redeemable preferred stock, and 6,520 shares of Series F special voting stock entitled to vote at the Neuromed special meeting. All such stock is referred to collectively as the “Neuromed voting stock.”

Required Vote. The affirmative vote of the holders of a majority of the voting power of the Neuromed voting stock outstanding on the record date, voting as a single class, is required for approval of Proposal No. 1. All other votes required under the Neuromed certificate of incorporation have been obtained for approval of Proposal No. 1.

Share Ownership of Management. As of September 30, 2009, the directors and executive officers of Neuromed beneficially owned shares of Neuromed capital stock representing approximately 6.8% of the outstanding voting power of Neuromed capital stock entitled to vote at the Neuromed special meeting. Stockholders of Neuromed beneficially owning shares of Neuromed voting stock representing approximately 61% of the outstanding voting power of Neuromed have agreed to vote their shares in favor of the approval and adoption of the merger agreement and the approval of the merger. Certain of these stockholders are affiliated with directors of Neuromed.

Recommendation to Stockholders (see pages 60 and 64)

To CombinatoRx Stockholders. The CombinatoRx board of directors has determined and believes that the issuance of shares of CombinatoRx common stock in the merger and the other proposals described in this joint proxy statement/prospectus are advisable to and in the best interests of CombinatoRx and its stockholders. The CombinatoRx board of directors recommends that the holders of CombinatoRx common stock vote “FOR” Proposal Nos. 1 through 7 at the annual meeting of stockholders of CombinatoRx.

To Neuromed Stockholders. The Neuromed board of directors has determined and believes that the merger agreement and the merger is advisable to, and in the best interest of, Neuromed and its stockholders. The Neuromed board of directors recommends that the Neuromed stockholders vote “FOR” Proposal No. 1 at the special meeting of stockholders of Neuromed.

Merger Agreement (see page 124)

The merger agreement is attached to this document as Appendix A. You should read this agreement carefully, as it is the legal document that governs the merger of Merger Sub, a wholly-owned subsidiary of CombinatoRx, with and into Neuromed, with Neuromed as the surviving company of the merger becoming a wholly-owned subsidiary of CombinatoRx.

Escrow Agreement (see page 143)

The escrow agreement is attached to this document as Appendix B. You should read this agreement carefully, as it is the legal document that governs the release of the escrow shares and the subsequent adjustment of the relative ownership in the combined company of current CombinatoRx stockholders, current Neuromed stockholders and certain members of Neuromed’s management and board of directors.

Registration Rights Agreement (see page 148)

In connection with the execution of the merger agreement, CombinatoRx entered into a registration rights agreement with investment funds affiliated with BVF Inc., CombinatoRx’s largest stockholder, and investment funds affiliated with the following Neuromed stockholders: MPM Capital LLC, Working Opportunity Fund (EVCC) Ltd. and James Richardson & Sons, Limited. Subject to the terms of this registration rights agreement, holders of shares having registration rights, or registrable securities, can demand that CombinatoRx file a registration statement or request that their shares be covered by a registration statement that CombinatoRx is otherwise filing.

The registration rights agreement is attached to this document as Appendix D.

Interests of CombinatoRx’s Executive Officers and Directors in the Merger (see page 94)

Upon completion of the merger the current directors and officers of CombinatoRx collectively will beneficially own an aggregate of approximately 3.7% of the deemed outstanding shares of the combined company.

Some of the directors and officers of CombinatoRx have interests in the merger that are different from, or in addition to, your interests. Upon completion of the merger, Sally Crawford, Frank Haydu, Michael Kauffman and W. James O’Shea, each of whom is a current director of CombinatoRx, are expected to remain members of the CombinatoRx board of directors. In addition, certain executive officers and key employees of CombinatoRx are expected to serve as executive officers or key employees of CombinatoRx after the effective time of the merger. Robert Forrester, the Interim President and Chief Executive Officer of CombinatoRx, will be entitled to a one-time $693,000 payment upon the consummation of the merger. Also, the vesting terms of outstanding restricted stock awards held by executive officers of CombinatoRx will be accelerated upon, and certain executive officers may be entitled to severance under the terms of their existing employment agreements if their employment is later terminated as a result of, the consummation of the merger.

As of September 30, 2009, CombinatoRx’s executive officers as a group held eligible options to purchase a total of 1,034,464 shares of CombinatoRx’s common stock with a weighted average exercise price of $5.92 per share. This number represented approximately 59% of all options subject to the exchange program. For more detailed information on CombinatoRx’s executive officer’s beneficial ownership of CombinatoRx common stock and eligible options held by CombinatoRx’s executive officers, please refer to “CombinatoRx Principal Stockholders,” “Proposal No. 4: Approval of an Option Exchange Program and a Related Amendment to the 2000 Stock Option Plan—Amended Plan Benefits” and “Proposal No. 5: Approval of Amended and Restated 2004 Incentive Plan—Amended Plan Benefits.”

In connection with the execution of the merger agreement, certain directors and executive officers of CombinatoRx entered into voting agreements with CombinatoRx and Neuromed under which they agreed to vote all of the shares beneficially owned by them in favor of the CombinatoRx proposals described elsewhere in this joint proxy statement/prospectus. As a result of the foregoing, directors and executive officers of CombinatoRx may be more likely to vote to approve the CombinatoRx proposals than CombinatoRx stockholders generally.

The CombinatoRx board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement and the option exchange.

Interests of Neuromed’s Executive Officers and Directors in the Merger (see page 104)

Some directors and management of Neuromed have interests in the merger that are different from, and in addition to, the interests of Neuromed stockholders generally.

Upon completion of the merger, Mark H.N. Corrigan, MD, Christopher C. Gallen, MD, PhD, Todd Foley, Bill Hunter, MD, MSc, and Hartley T. Richardson, each of whom is a current director of Neuromed, is expected to be a member of the CombinatoRx board of directors. In addition, certain executive officers and key employees of Neuromed are expected to serve as executive officers or key employees of CombinatoRx at the effective time of the merger.

Certain of the stockholders of Neuromed who have entered into voting agreements with CombinatoRx, agreeing to vote all of the shares beneficially owned by them in favor of approval and adoption of the merger agreement and approval of the merger, are affiliated with directors of Neuromed.

The Neuromed board of directors has adopted the Neuromed special equity incentive plan pursuant to which Christopher C. Gallen, Terrance Snutch, Mark H.N. Corrigan, Bill Hunter and C. Eugene Wright and other non-executive officers and employees of Neuromed have been granted the right to receive, immediately after the merger, restricted stock unit awards of the combined company, such that the shares underlying such restricted stock units represent an aggregate of 1.5% of the deemed outstanding shares of common stock of the combined company. As discussed above, the Neuromed special equity incentive plan provides that certain percentages of the restricted stock units underlying the awards will vest or be forfeited depending upon the timing of the FDA’s approval of Exalgo. This vesting and forfeiture schedule is different than the schedule by which the holdback and milestone shares will be released to the former Neuromed stockholders or returned to CombinatoRx for cancellation. Please see the section entitled “The Merger” beginning on page 68 for a detailed discussion of the vesting and forfeiture provisions of these awards.

Pursuant to the terms of the merger agreement, CombinatoRx’s board of directors has adopted a series of resolutions specifically approving the acquisition of the CombinatoRx common stock in the merger (including the holdback shares and milestone shares), the subsequent return to CombinatoRx of all or some of the escrow shares pursuant to the escrow agreement and the acquisition of restricted stock units pursuant to awards under the Neuromed special equity incentive plan, by the Neuromed officers who will become executive officers of CombinatoRx in connection with the merger and the Neuromed directors who will join CombinatoRx’s board of directors in connection with the merger. The purpose of these resolutions is to exempt the acquisitions and dispositions pursuant to the merger agreement and/or the escrow agreement and the acquisitions pursuant to the Neuromed special equity incentive plan of this CombinatoRx common stock from potential liability for short-swing profits under Section 16 of the Exchange Act.

Upon the completion of the merger, CombinatoRx and Neuromed agreed that all rights of indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director and officer of Neuromed as provided for in Neuromed’s organizational documents in effect as of the date of the merger agreement, shall continue to be honored and in full force and effect for a period of six (6) years after the closing of the merger. The certificate of incorporation and by-laws of the combined company will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those currently in Neuromed’s organizational documents and during such six (6) year period following the effective time, CombinatoRx shall not amend, repeal or otherwise modify such provision for a period of six years after the completion of the merger in any manner that would materially and adversely affect the rights of the directors or officers of Neuromed at the time of the completion of the merger. After the completion of the merger, the combined company will indemnify and hold harmless each present and former director and officer of Neuromed in respect of acts or omissions occurring prior to the completion of the merger to the extent provided in any written indemnification agreement in effect as of the date of the merger agreement or required by Neuromed’s organizational documents in effect immediately prior to closing.

Upon completion of the merger, the directors and officers of Neuromed and their affiliates and related investment funds collectively will beneficially own stock and will own restricted stock units under the Neuromed special equity incentive plan representing approximately 22.2% of the deemed outstanding shares of the combined company based upon an estimated effective date of November 10, 2009 and an assumed volume-weighted average of the per share daily closing prices of CombinatoRx common stock as reported on The NASDAQ Global Market of $1.50 for the five (5) consecutive trading days ending on the second trading day prior to the effective time of the merger.

Fairness Opinion received by CombinatoRx (see page H-1)

CombinatoRx’s board of directors engaged Wedbush Morgan Securities Inc., referred to herein as Wedbush Morgan, to provide investment banking services in connection with the potential merger with Neuromed specifically to render an opinion as to whether the consideration to be issued in the merger was fair to CombinatoRx and its stockholders from a financial point of view. Wedbush Morgan rendered its oral and written opinion to CombinatoRx’s board of directors that, as of June 30, 2009, and based upon its analysis and subject to the assumptions made therein, matters considered and limitations and qualifications of the review undertaken in connection with the opinion, the merger consideration to be issued by CombinatoRx in connection with the merger as provided in the agreements is fair to CombinatoRx and its stockholders from a financial point of view.

The full text of Wedbush Morgan’s written opinion, which sets forth the procedures followed, assumptions made, matters considered, and limitations and qualifications of the review undertaken in connection with the opinion, is attached as Appendix H and is incorporated by reference. Wedbush Morgan’s opinion was intended for the use and benefit of CombinatoRx’s board of directors in connection with their evaluation of the merger. Wedbush Morgan’s opinion does not address CombinatoRx’s underlying business decision to enter into the merger agreement or complete the merger or the relative merits of the merger compared to any alternative business strategies that may exist for CombinatoRx and does not constitute a recommendation to CombinatoRx’s board of directors or any stockholder as to how that person should vote on the merger or any related matter. CombinatoRx urges you to read the entire opinion of Wedbush Morgan carefully.

Fairness Opinion received by Neuromed (see page I-1)

Neuromed’s board of directors engaged JMP Securities, LLC, or JMP Securities, to provide investment banking services in connection with the potential merger with CombinatoRx. Neuromed’s board of directors also specifically engaged Evans & Evans, Inc., or Evans & Evans, to render an opinion as to whether the consideration to be issued in the merger was fair to Neuromed and its stockholders from a financial point of view. Evans & Evans rendered its opinion to Neuromed’s board of directors that, as of June 29, 2009, and based upon its analysis and subject to the assumptions made, matters considered and limitations and qualifications of the review undertaken in connection with the opinion, the merger consideration to be issued by Neuromed in connection with the merger as provided in the agreements is fair to Neuromed and its stockholders from a financial point of view.

The full text of the opinion of Evans & Evans, which sets forth the procedures followed, assumptions made, matters considered, and limitations and qualifications of the review undertaken in connection with the opinion, is attached as Appendix I and is incorporated by reference. Evans & Evans’s opinion was intended for the use and benefit of Neuromed’s board of directors in connection with their evaluation of the merger. Evans & Evans’s opinion does not address Neuromed’s underlying business decision to enter into the merger agreement or complete the merger or the relative merits of the merger compared to any alternative business strategies that may exist for Neuromed and does not constitute a recommendation to Neuromed’s board of directors or any stockholder as to how that person should vote on the merger or any related matter. Neuromed urges you to read the entire opinion of Evans & Evans carefully.

Reverse Stock Split (see page 262)

The CombinatoRx board of directors believes that the reverse stock split proposed in Proposal No. 2 may allow CombinatoRx to meet the listing requirements of, and thus remain listed on, The NASDAQ Global Market. In addition, the CombinatoRx board of directors believes that a reverse stock split could improve the marketability and liquidity of CombinatoRx common stock. The CombinatoRx board of directors has approved an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect a reverse stock split of CombinatoRx’s issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including two and eight would be combined and reclassified into one share of CombinatoRx common stock (such exact amount to be determined by the CombinatoRx board of directors). The CombinatoRx board of directors has declared such proposed amendment to be advisable and has recommended that this proposed amendment be presented to CombinatoRx stockholders for approval.

Increase in Authorized Shares of CombinatoRx Common Stock (see page 268)

At present, CombinatoRx does not have sufficient authorized shares of its common stock in order to effect the merger and to issue the CombinatoRx common stock in the merger pursuant to the merger agreement. The CombinatoRx board of directors has approved a proposal to amend its sixth amended and restated certificate of incorporation to increase the authorized shares of common stock from 60,000,000 to 200,000,000 shares, which represents an additional 140,000,000 shares, subject to stockholder approval. CombinatoRx’s board has declared this amendment proposed in Proposal No. 3 to be advisable and recommended that this proposal be presented to CombinatoRx stockholders for approval. While the primary purpose for the increase in authorized shares is to effect the merger, the CombinatoRx board of directors intends to amend CombinatoRx’s sixth amended and restated certificate of incorporation to increase the number of shares of CombinatoRx common stock, if approved, whether or not the merger is approved or consummated. At present, CombinatoRx has no plans to issue shares for any other purpose. However, the CombinatoRx board of directors believes it is also desirable to have additional shares available for other corporate purposes that might arise in the future, other than in connection with the merger.

CombinatoRx Exchange Program (see page 270 and page 281)

CombinatoRx’s stock price has experienced a significant decline and volatility during the past year as a result of a number of factors affecting its business. As a result, many of its employees hold options with exercise prices significantly higher than the current market price of its common stock. These out-of-the money options are no longer effective as performance and retention incentives, and at the same time they create a significant, potentially dilutive, equity award “overhang.”

The CombinatoRx board of directors has authorized, subject to stockholder approval of Proposal Nos. 4 and 5, an exchange program that will permit its eligible employees to exchange outstanding options with exercise prices greater than or equal to $1.31 per share for a lesser number of options with an exercise price equal to the closing price on the day the exchange program is closed. The exchange program will be open to eligible employees of CombinatoRx designated for participation by the board of directors, including all of its executive officers.

The purpose of the exchange program is to:

•

reincentivize employees who participate in the exchange program by issuing eligible and participating employees a lesser number of at-the-money options that vest over a longer period following the exchange if they remain employed with CombinatoRx; and

•	reduce the significant equity award “overhang” represented by the outstanding out-of-the-money options that are no longer effective as performance and retention incentives.

Other Matters to be Considered at the CombinatoRx Annual Meeting (see page 287 and page 288)

At the CombinatoRx annual meeting, the stockholders of CombinatoRx stock will be also be asked to consider and vote on:

•

Proposal No. 6, the election of Patrick Fortune and Robert Forrester as Class I members of the board of directors, to serve until CombinatoRx’s 2012 annual meeting of stockholders and until their successors are duly elected and qualified; provided, however, that, if the merger is completed, the board of directors of CombinatoRx will be reconstituted as described in the joint proxy statement/prospectus; and

•	Proposal No. 7, the ratification of the selection of Ernst & Young LLP as CombinatoRx’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

CombinatoRx stockholders will also be asked to consider and transact such other business as may properly come before the CombinatoRx annual meeting or any adjournment or postponement thereof.

Material United States Federal Income Tax Consequences of the Merger (see page 113)

As discussed in detail in the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 113. CombinatoRx and Neuromed intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). However, the qualification of the merger as a reorganization under Section 368(a) of the Code may be dependent upon the stock value of CombinatoRx common stock on the closing date of the merger. Assuming the merger does constitute a reorganization, subject to the limitations and qualifications described in “The Merger—Material United States Federal Income Tax Consequences of the Merger,” each Neuromed stockholder generally should not recognize gain or loss for U.S. federal income tax purposes on his, her or its receipt of shares of CombinatoRx common stock issued to such Neuromed stockholder in connection with the merger. Each Neuromed stockholder who receives cash in lieu of a fractional share of CombinatoRx common stock will be treated for U.S. federal income tax purposes as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by CombinatoRx. A Neuromed stockholder should generally recognize capital gain or loss on such a deemed exchange of the fractional share. If the merger is not a reorganization under Section 368(a) of the Code, then, subject to the limitations and qualifications described in “The Merger—Material United States Federal Income Tax Consequences of the Merger,” each Neuromed stockholder will generally recognize gain or loss, for U.S. federal income tax purposes, on the receipt of shares of CombinatoRx common stock issued to such Neuromed stockholder in connection with the merger. The tax consequences to each Neuromed stockholder will depend on that stockholder’s particular circumstances. You should consult your own tax advisors to fully understand the tax consequences to you of the merger, including estate, gift, state, local or non-U.S. tax consequences of the merger.

Material Canadian Federal Income Tax Consequences of the Merger for Certain Canadian Resident Neuromed US Stockholders (see page 117)

The exchange of shares of Neuromed US stock for shares of CombinatoRx common stock in the merger will generally be a taxable event to a Canadian resident holder of shares of Neuromed US stock. Such a stockholder will be considered, at the effective time of the exchange, to have disposed of his, her or its shares of Neuromed US stock for proceeds of disposition equal to the fair market value of the “firm shares,” the rights to receive “holdback shares” and the rights to receive “milestone shares” acquired by such stockholder in the exchange. As a result, such a stockholder may realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of (i) the adjusted cost base to such stockholder of his, her or its shares of Neuromed US stock immediately prior to the exchange and (ii) any reasonable costs of disposition.

Accounting Treatment (see page 117)

CombinatoRx, the acquirer, will account for the merger under the acquisition method of accounting for business combinations.

U.S. Restrictions on the Ability to Sell CombinatoRx Common Stock (see page 117)

All shares of CombinatoRx common stock that Neuromed stockholders receive in connection with the merger will be freely transferable for the purposes of the Securities Act of 1933, as amended, referred to herein as the Securities Act, unless the stockholder is considered an affiliate of CombinatoRx after the effective time of the merger. If the stockholder is an affiliate of the combined company after the merger is consummated, the stockholder will be permitted to sell the shares of CombinatoRx common stock he, she or it receives in the merger only pursuant to an effective registration statement or an exemption from registration under the Securities Act. The registration statement of which this joint proxy statement/prospectus forms a part does not register the resale of stock received in the merger by anyone, including any affiliates of the combined company. In addition, pursuant to a registration rights agreement, CombinatoRx has agreed to give certain affiliates of the combined company registration rights with respect to the shares of CombinatoRx acquired by them in the merger. The registration rights agreement is described in the section “Registration Rights Agreement” on page 148.

Canadian Restrictions on Canadian Residents’ Ability to Sell CombinatoRx Common Stock (see page 118)

It is a condition of the merger that CombinatoRx will become a reporting issuer under the Securities Act (British Columbia) prior to or immediately following the consummation of the merger in a manner that permits former Neuromed stockholders resident in Canada to trade the CombinatoRx common stock received in the merger without regard to the requirement that CombinatoRx be a reporting issuer in a jurisdiction of Canada for the four months immediately preceding such first trade. Upon satisfaction of this condition, first trades of CombinatoRx common stock received by residents of Canada in the merger will be subject to satisfaction of the following conditions:

•	the trade is not a “control distribution” as defined in Canadian National Instrument 45-102 – Resale of Securities;

•	no unusual effort is made to prepare the market or create a demand for those securities;

•	no extraordinary commission or consideration is paid in respect of the trade; and

•	if the selling securityholder is an insider or officer of CombinatoRx, the insider or officer has no reasonable grounds to believe that CombinatoRx is in default of securities legislation.

After the consummation of the merger, CombinatoRx expects to qualify as an “SEC foreign issuer” or a “US issuer” under the Canadian securities laws and in this capacity will, among other things, file copies of SEC disclosure documents with Canadian securities regulators.

The NASDAQ Global Market Listing (see page 118)

CombinatoRx anticipates that its common stock will continue to be listed on The NASDAQ Global Market following the completion of the merger under its current trading symbol “CRXX” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred). To enable CombinatoRx to maintain its eligibility for the continued listing of its common stock on The NASDAQ Global Market, CombinatoRx is seeking stockholder approval pursuant to this joint proxy statement/prospectus to authorize an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect a reverse stock split of the issued and outstanding shares of CombinatoRx common stock pursuant to which any whole number of outstanding shares between and including two and eight would be combined and reclassified into one share of CombinatoRx common stock (such exact amount to be determined by the CombinatoRx board of directors). The reverse stock split will become effective at a time mutually agreed to by CombinatoRx and Neuromed, potentially including after the consummation of the merger.

Appraisal Rights (see page 121)

Under the Delaware General Corporation Law, or DGCL, holders of Neuromed capital stock who do not vote for the adoption and approval of the merger agreement and to approve the merger have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law, which are summarized in this joint proxy statement/prospectus. This appraisal amount could be more than, the same as, or less than the amount a Neuromed stockholder would be entitled to receive under the merger agreement. Any holder of Neuromed capital stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to Neuromed prior to the vote on the adoption and approval of the merger agreement and to approve the merger, not vote or otherwise submit a proxy in favor of adoption and approval of the merger agreement and to approve the merger and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal rights, you are encouraged to seek the advice of your own legal counsel. A copy of Section 262 of the DGCL is also included as Appendix J to this joint proxy statement/prospectus.

Comparison of CombinatoRx and Neuromed Stockholder Rights (see page 247)

Upon completion of the merger, Neuromed stockholders will become stockholders of CombinatoRx. The internal affairs of CombinatoRx are governed by CombinatoRx’s sixth amended and restated certificate of incorporation and amended and restated bylaws. The internal affairs of Neuromed are currently governed by Neuromed’s seventh amended and restated certificate of incorporation and amended and restated bylaws. Due to differences between the governing documents of CombinatoRx and Neuromed, the merger will result in Neuromed stockholders’ having different rights once they become CombinatoRx stockholders.

Litigation Related to the Merger and Related Settlement (see page 118)

On October 2, 2009, a lawsuit was filed in the Superior Court for Suffolk County, Massachusetts against CombinatoRx, each of the members of CombinatoRx’s board of directors and Neuromed. The action is brought by Philip Lorenzi, a purported stockholder of CombinatoRx, on his own behalf, and seeks also to certify, and bring the action on behalf of, a class of CombinatoRx stockholders. The complaint alleges the members of the board breached fiduciary duties owed to CombinatoRx stockholders by, among other things, agreeing to an all-stock transaction at an unfair price, agreeing to a merger agreement which contained preclusive deal protection devices and failing to disclose material information related to the proposed merger between CombinatoRx and Neuromed, and that CombinatoRx and Neuromed aided and abetted the purported breaches of fiduciary duties. The allegations relating to the defendants agreeing to a transaction at an unfair price related to the ability of Neuromed’s shareholders to receive 70% of the stock of the combined company if FDA approval of Exalgo is obtained prior to December 31, 2009 and the ability of Neuromed’s shareholders to obtain ownership of 30% of the combined company even if Exalgo never receives FDA approval. The allegations relating to the merger agreement containing preclusive deal protection devices related to (i) CombinatoRx’s agreement not to engage in negotiations for, or otherwise pursue any, competing acquisition proposals after signing the merger agreement unless CombinatoRx, after consulting with its outside legal counsel and independent financial advisors, determined that such a potential proposal constitutes, or would reasonably be expected to lead to, a superior competing proposal and (ii) Neuromed’s ability to match any competing bid which may be made before CombinatoRx’s board could recommend acceptance of such competing bid. The allegations relating to materially misleading or incomplete statements describing the merger focused on disclosures related to the fairness opinions and other advice provided to CombinatoRx and Neuromed by Wedbush Morgan and Evans & Evans, respectively, the mechanism by which the relative ownership of the combined company by pre-merger CombinatoRx and Neuromed stockholders will be adjusted based on the timing of the FDA’s approval of Exalgo and further details surrounding the negotiation of, and rationale for, the merger. The complaint seeks, among other relief: an injunction against the merger or, if the merger is consummated, rescissory damages or rescission thereof; an order requiring disclosure of all material information necessary for shareholders to make an informed vote on the proposed merger; and an accounting for damages caused by defendants as well as an award of all costs and disbursements of the action, including reasonable attorneys’ fees and expenses.

While CombinatoRx and the other defendants believe the allegations in the complaint are entirely without merit and they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation, on October 8, 2009, the defendants entered into a memorandum of understanding, or MOU, with the plaintiffs to settle this lawsuit. Subject to the negotiation and execution of a stipulation of settlement with respect to this litigation and the approval of this settlement by the court, the MOU resolves the allegations by the plaintiffs against the defendants and provides a release and settlement by the purported class of CombinatoRx’s stockholders of all claims and causes of actions of any kind whatsoever, whether under state or federal law, against the defendants and their affiliates and agents in connection with the merger, the merger agreement, any of the transactions contemplated by the merger agreement or that arise out of allegations, facts, events or claims that were in the complaint or that could have been brought in the complaint. In exchange for this release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions between and among the parties, that CombinatoRx would provide the following additional supplemental disclosures in “The Merger—Background of the Merger” and “The Merger—Opinion of CombinatoRx’s Financial Advisor—Summary of Analyses” on pages 72 through 91 and pages 99 through 101 of this joint proxy statement/prospectus:

•

CombinatoRx provided additional information pertaining to the criteria employed by Wedbush Morgan for determining which companies were deemed comparable to Neuromed to select terminal multiples in “The Merger—Opinion of CombinatoRx’s Financial Advisor—Discounted Cash Flow Analysis.”

•

CombinatoRx provided additional information pertaining to who participated in the determination of the mechanism by which the relative ownership of the combined company by pre-merger CombinatoRx and Neuromed stockholders will be adjusted based on the timing of the FDA’s approval of Exalgo.

•

CombinatoRx provided additional information about the potential synergies of a combined company and the potential strategies for developing the CombinatoRx pipeline of product candidates that CombinatoRx and Neuromed discussed on January 15, 2009.

•	CombinatoRx provided additional information on the substance of the March 4, 2009 discussion about Exalgo that took place between Neuromed and FDA regulatory consultants for CombinatoRx.

•

CombinatoRx provided additional information concerning the potential merger transaction structures and exchange ratios that CombinatoRx’s strategic advisor discussed with Neuromed’s financial advisor between March 6, 2009 and May 5, 2009.

•	CombinatoRx provided information about the substance of the April 2, 2009 discussion between CombinatoRx and Neuromed concerning the status of Exalgo.

•	CombinatoRx provided information concerning whether Neuromed’s June 11, 2009 announcement concerning Merck affected CombinatoRx’s decision to enter into a transaction with Neuromed.

•	CombinatoRx provided additional information concerning the preliminary inquiries CombinatoRx received in late 2008 regarding a potential merger or other transactions.

•	CombinatoRx disclosed the type of transaction discussed with Party A between November 10, 2008 and late February 2009, and the nature and extent of the discussions held during this time.

•	CombinatoRx provided the criteria used to prioritize the list of potential merger and acquisition candidates to three companies on December 9, 2008.

•	CombinatoRx provided additional information about the nature and extent of discussions with the third company that was prioritized other than Party A or Neuromed.

•	CombinatoRx provided additional information concerning whether Party A provided any reasons for ceasing to discuss a possible transaction with CombinatoRx on February 27, 2009.

•

CombinatoRx provided additional information concerning whether Party B was one of the 20 parties on the potential partners list; whether Party B was the third party that was prioritized; and the nature and extent of the discussions with Party B held prior to March 11, 2009.

•

CombinatoRx provided additional information concerning the structure of the potential business combination discussed with Party B on March 23, March 24 and April 3, 2009, and whether Party B provided any reasons for deciding not to proceed with a transaction with CombinatoRx on April 15, 2009.

•

CombinatoRx provided additional information in connection with the CombinatoRx board of directors meeting on October 23, 2008 during which the CombinatoRx board of directors discussed strategic alternatives.

•	CombinatoRx provided additional information in connection with the CombinatoRx board of directors meeting on November 11, 2008 regarding the third party interest in licensing Synavive.

•

CombinatoRx provided additional information in connection with the CombinatoRx board of directors meeting on December 4, 2008, including the progress of business development discussions for outlicensing Synavive.

•

CombinatoRx provided additional information in connection with the CombinatoRx board of directors meeting on January 6, 2009 on the progress of business development discussions for outlicensing Synvive and other business development activities.

•	CombinatoRx provided additional information in connection with the liquidation analysis of CombinatoRx reviewed by the CombinatoRx board of directors on February 19, 2009.

•

CombinatoRx provided additional information in connection with the CombinatoRx board of directors meeting on April 24, 2009 concerning the status of the outlicensing of Synavive and CombinatoRx’s current product development pipeline.

•

CombinatoRx provided additional information in connection with the criteria used by CombinatoRx to retain Dr. Stelios Papadopoulos in August 2008 as a strategic advisor regarding the potential outlicensing of Synavive, his qualifications in mergers and acquisitions, and his role in the sale process.

•

CombinatoRx provided additional information in connection with the criteria used to select Frank Haydu and Patrick Fortune to serve as members of the transaction committee of the CombinatoRx board of directors.

•

CombinatoRx provided additional information regarding the duties Dr. Cynthia McCormick and Dr. Deborah B. Leiderman performed as consultants to assist CombinatoRx in its due diligence review of Exalgo.

CombinatoRx believes the supplemental disclosures are not required to be disclosed under federal or state securities laws and are not material as a matter of law or in the context of the matters being considered at the CombinatoRx annual meeting and the Neuromed special meeting or the offer of CombinatoRx securities to the Neuromed stockholders in the merger under the registration statement of which this joint proxy statement/prospectus is a part. The defendants have also agreed not to oppose any fee application by plaintiffs’ counsel that does not exceed $225,000. The settlement, including the payment by CombinatoRx or any successor thereto of any attorneys’ fees, is also contingent upon, among other things, the merger becoming effective under Delaware law. In the event the settlement is not approved or such conditions are not satisfied, the defendants will continue to vigorously defend this lawsuit.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

In accordance with Article 8 of Regulation S-X and the Securities Act of 1933, as amended, we have prepared a combined pro forma balance sheet as of June 30, 2009 and combined pro forma statements of operations for the six months ended June 30, 2009 and the fiscal year ended December 31, 2008. For additional information, please refer to the unaudited pro forma combined financial statements and related notes beginning on page 294.

The following tables present our summary pro forma statements of operations data for the six months ended June 30, 2009 and for the year ended December 31, 2008 and our summary historical and pro forma balance sheet data as of June 30, 2009. The summary pro forma statements of operations data for the year ended December 31, 2008 are derived from our audited consolidated financial statements included in this joint proxy statement/prospectus beginning on page F-3, and the audited financial statements of Neuromed included in this joint proxy statement/prospectus beginning on page F-46. The summary statements of operations data for the six months ended June 30, 2009 are derived from our unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus beginning on page F-33, and the unaudited financial statements of Neuromed included in this joint proxy statement/prospectus beginning on page F-76.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto, and include, in the opinion of management, all necessary adjustments for a fair presentation of the information for the unaudited interim period. The historical results for prior interim periods are not necessarily indicative of results to be expected for a full year or for any future period. You should read this data together with the financial statements and related notes included in this joint proxy statement/prospectus beginning on page F-1 and the information under “CombinatoRx Management Discussion and Analysis of Financial Condition and Results of Operations” and “Neuromed Management Discussion and Analysis of Financial Condition and Results of Operations.”

The following selected unaudited pro forma combined financial data should be read in conjunction with our audited and unaudited historical financial statements and those of Neuromed included in this joint proxy statement/prospectus beginning on pages F-3 and F-46, respectively, and the unaudited pro forma combined financial statements and related notes included in this joint proxy statement/prospectus beginning on page 294. The selected unaudited pro forma condensed combined financial data has been presented for illustrative purposes and is not necessarily indicative of the results of operations or financial position that would have occurred if the transaction had been completed at the dates indicated.

	Year Ended	Six Months Ended
	December 31, 2008	June 30, 2009
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Revenues	$23,981	$6,438
Operating expenses:
Research and development	93,803	25,012
Amortization of intangible assets	7,350	3,675
Acquired in-process research and development	—	—
General and administrative	20,549	11,735
Selling and commercialization	3,222	1,141
Restructuring	4,637	16

Total operating expenses	129,561	41,579

Loss from operations	(105,615)	(35,141)
Other income (expense):
Interest income, net	2,954	(121)
Foreign exchange gain (loss)	2,541	(120)
Loss on early extinguishment of debt	(195)	—
Other expense	(4)	(7)

Loss before provision for income taxes	(100,284)	(35,389)
Provision for income taxes	(431)	(65)

Loss from continuing operations	$(100,715)	$(35,454)

Loss from continuing operations per share applicable to common stockholders— basic and diluted:	$(1.38)	$(0.48)

Weighted average number of common shares used in loss from continuing operations per share calculation—basic and diluted:	72,978,122	73,149,200

		As of June 30, 2009
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and short-term investments (excluding restricted cash)		$37,481
Working capital (excluding discontinued operations)		(300)
Total assets		88,708
Stockholders' equity		36,263

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The information below reflects the historical net loss and book value per share of our common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the business combination with Neuromed under the acquisition method in accordance with Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations, and applying the assumptions and adjustments described in the accompanying notes.

You should read the tables below in conjunction with the audited and unaudited financial statements of CombinatoRx beginning at page F-3 and the audited and unaudited combined financial statements of Neuromed beginning at page F-46 and the related notes and unaudited pro forma combined condensed financial statements and related notes included elsewhere in this joint proxy statement/prospectus.

	Year Ended	Six Months Ended
	December 31, 2008	June 30, 2009
COMBINATORX
Historical Per Common Share Data:
Loss from continuing operations per share—basic and diluted information:	$(1.74)	$(0.44)

Weighted average number of common shares used in loss from continuing operations per share calculation—basic and diluted:	34,848,701	35,019,779

Book value per share		$0.48

	Year Ended	Six Months Ended
	December 31, 2008	June 30, 2009
COMBINATORX AND NEUROMED
Combined Unaudited Pro Forma Per Common Share Data:
Loss from continuing operations per share—basic and diluted information:	$(1.38)	$(0.48)

Weighted average number of common shares used in loss from continuing operations per share calculation—basic and diluted:	72,978,122	73,149,200

Book value per share		$0.50

COMPARATIVE MARKET PRICE INFORMATION

CombinatoRx

CombinatoRx’s common stock currently trades on The NASDAQ Global Market under the symbol “CRXX” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred). The following table shows the high and low sales price per share for the common stock by quarter, as reported by The NASDAQ Global Market for the periods indicated:

	High	Low
Fiscal Year Ended December 31, 2007
First Quarter	$9.55	$6.69
Second Quarter	7.30	5.54
Third Quarter	7.37	5.77
Fourth Quarter	6.91	4.11
Fiscal Year Ended December 31, 2008
First Quarter	$5.55	$3.37
Second Quarter	4.05	3.11
Third Quarter	6.99	2.86
Fourth Quarter	3.25	0.44
Fiscal Year Ending December 31, 2009
First Quarter	$0.99	$0.25
Second Quarter	1.34	0.49
Third Quarter	2.60	0.70
Fourth Quarter (through October 20, 2009)	1.63	1.17

On June 30, 2009, the last full trading day immediately preceding the public announcement of the merger, and on October 20, 2009, the most recent practicable date prior to the mailing of this joint proxy statement/prospectus, the last reported sales prices of CombinatoRx’s common stock, as reported by The NASDAQ Global Market, were $0.80 per share and $1.33 per share, respectively. You are encouraged to obtain current trading prices for CombinatoRx’s common stock in considering whether to vote on the matters being considered at the annual meeting.

As of October 9, 2009, there were approximately 48 holders of record of CombinatoRx’s common stock.

CombinatoRx has not paid cash dividends on its common stock and has no intention to do so in the foreseeable future.

Neuromed

Neuromed’s capital stock is not listed for trading on any securities exchange, and Neuromed does not currently file reports with the Securities and Exchange Commission, or the SEC.

As of October 8, 2009, there were approximately 7 holders of record of Neuromed common stock, 62 holders of record of common special voting stock, 0 holders of record of Series A-1 preferred stock, 0 holders of record of Series A-2 preferred stock, 0 holders of record of Series B-1 preferred stock, 0 holders of record of Series B-2 preferred stock, 7 holders of record of Series C-1 preferred stock, 7 holders of record of Series C-2 preferred stock, 8 holders of record of Series D-1 preferred stock, 6 holders of record of Series D-2 preferred stock, 7 holders of record of Series A-1 special voting stock, 7 holders of record of Series A-2 special voting stock, 25 holders of record of Series B-1 special voting stock, 24 holders of record of Series B-2 special voting stock, 13 holders of record of Series C-1 special voting stock, 13 holders of record of Series C-2 special voting stock, 10 holders of record of Series D-1 special voting stock, 20 holders of record of Series D-2 special voting stock, 5 holders of record of Series F redeemable preferred stock and 11 holders of record of Series F special voting stock.

Neuromed has not paid cash dividends on its capital stock and has no intention to do so in the foreseeable future.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus includes statements with respect to CombinatoRx and Neuromed which constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “project,” “will be,” will continue,” “will result,” “seek,” “could,” “may,” “might,” or any variations of such words or other words with similar meanings are intended to identify such forward-looking statements. Forward-looking statements in this joint proxy statement/prospectus include, without limitation, statements regarding benefits of the proposed merger and future expectations concerning the combined company; any statements regarding the FDA’s approval of Exalgo; whether the Superior Court for Suffolk County, Massachusetts will approve the settlement of the recently filed class action suit against CombinatoRx, the members of the CombinatoRx board of directors and Neuromed pursuant to the terms of the MOU or otherwise and the outcome of any other legal proceedings that may be instituted against CombinatoRx, its directors, Neuromed or others relating to the merger; any projections of financing needs, revenue, expenses, earnings or losses from operations, or other financial items; any statements regarding plans for completion of restructuring and preservation of capital; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product candidate research, development and commercialization plans and timelines; any statements regarding safety and efficacy of product candidates; any statements regarding plans for outlicensing of CombinatoRx’s clinical or pre-clinical product candidates and seeking collaborations; any statements regarding timing of initiating and completing clinical and pre-clinical trials and studies; any statements of expectation or belief; and any statements regarding other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed in or implied by this joint proxy statement/prospectus.

The risks, uncertainties and assumptions referred to above include risks that are described in this joint proxy statement/prospectus in the section entitled “Risk Factors” and that are otherwise described from time to time in CombinatoRx’s Securities and Exchange Commission reports filed after this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. CombinatoRx and Neuromed specifically disclaim any obligation to update these forward-looking statements in the future.

RISK FACTORS

Stockholders of CombinatoRx and Neuromed should consider the following risk factors in evaluating whether to vote for the proposals discussed herein. These factors should be considered in conjunction with the other information included in this joint proxy statement/prospectus. References to “we,” “us,” “our” and other first person declarations in these risk factors refer to the operations of the combined company following the completion of the merger. Where this joint proxy statement/prospectus uses the words describing either CombinatoRx or Neuromed, as the case may be, it is referring to such entity as a stand alone company or to their respective lines of business and industry as they relate to the combined company.

Risks Relating to the Proposed Merger

We may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, our ability to realize anticipated cost savings and to combine the businesses of CombinatoRx and Neuromed in a manner that does not materially disrupt existing relationships or otherwise result in decreased productivity and that allows us to capitalize on the drug development capabilities of the combined company. If we are not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

CombinatoRx and Neuromed have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, the disruption of CombinatoRx’s or Neuromed’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that could adversely affect our ability to maintain relationships with third parties and employees or to achieve the anticipated benefits of the merger. For instance, CombinatoRx’s employee compensation policies may differ from Neuromed’s. To realize the benefits of the merger, we must retain Neuromed’s key employees. Specifically, issues that must be addressed in integrating the operations of CombinatoRx and Neuromed in order to realize the anticipated benefits of the merger include, among other things, identifying and eliminating redundant operations and assets across a geographically dispersed organization and integrating the research and development operations and systems of CombinatoRx and Neuromed. Integration efforts between the two companies will also divert management’s attention and resources. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on our business and results of operations, which may affect the value of the shares of CombinatoRx common stock after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost synergies, if achieved at all, may be lower than we expect and may take longer to achieve than we anticipate. If we are not able to adequately address these challenges, CombinatoRx and Neuromed may be unable to successfully integrate their operations, or to realize the anticipated benefits of the integration of the two companies.

Because Neuromed stockholders will receive a fixed number of shares of CombinatoRx common stock in the merger, rather than a fixed value, if the market price of CombinatoRx common stock declines, Neuromed stockholders will receive consideration in the merger of lesser value and if the market price of CombinatoRx common stock increases, CombinatoRx will pay consideration in the merger of greater value.

The aggregate number of shares of CombinatoRx common stock to be issued to Neuromed stockholders is fixed. Accordingly, the aggregate number of shares that Neuromed stockholders will receive in the merger will not change, even if the market price of CombinatoRx common stock changes. In recent years, the stock market in general, and the securities of biotechnology companies in particular, including CombinatoRx’s securities, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of CombinatoRx common stock.

The market price of CombinatoRx common stock upon and after the consummation of the merger could be lower than the market price on the date of the merger agreement or the current market price, which would decrease the value of the consideration to be received in aggregate by Neuromed stockholders in the merger. Neuromed stockholders should obtain recent market quotations of CombinatoRx common stock before they vote on the merger. In addition, the market price of CombinatoRx common stock upon and after the consummation of the merger could be higher than the market price on the date of the merger agreement or the current market price. As a result of the fixed number of shares of CombinatoRx common stock issuable in the merger, increases in the market price of the CombinatoRx common stock would increase the value of the consideration payable by CombinatoRx in the merger. CombinatoRx stockholders should obtain recent market quotations of CombinatoRx common stock before they vote on the matters set forth in this joint proxy statement/prospectus.

The holders of Neuromed Series F redeemable preferred stock may be entitled to all or a significant portion of the merger consideration and, consequently, all other holders of Neuromed capital stock may be entitled to none or only a small portion of the merger consideration.

In accordance with the Neuromed certificate of incorporation, the holders of shares of Neuromed Series F redeemable preferred stock will receive, prior and in preference to any distribution to the holders of any other shares of Neuromed capital stock, that number of shares of CombinatoRx having a value equal to $9,111,277 plus $15,185.46 per day from and including February 25, 2009 through the closing date. Depending on the value of CombinatoRx common stock issued at the closing, the value of which will be calculated in accordance with the methodology set forth under “Merger Agreement—Merger Consideration” on page 124, the holders of shares of Neuromed Series F redeemable preferred stock may be entitled to all or a significant portion of the merger consideration, and consequently, all other holders of shares of Neuromed capital stock may be entitled to none or only a small portion of the merger consideration.

Neuromed stockholders may never receive up to 82% of the total potential merger consideration.

Of the approximately 82.7 million shares of CombinatoRx common stock to be potentially issued to Neuromed stockholders as merger consideration, an aggregate of approximately 67.8 million shares, or 82% of the total merger consideration, will be placed into escrow at the closing of the merger and will be subject to the terms of an escrow agreement. Depending upon the occurrence and timing of the FDA’s approval of Exalgo, Neuromed stockholders may never receive all or some portion of the merger consideration placed in escrow. For more information, see “Escrow Agreement—Overview”.

Pursuant to the terms of the merger agreement and escrow agreement, a substantial number of shares may be released from escrow after the consummation of the merger, which will result in significant dilution to the current holders of outstanding CombinatoRx common stock.

As of September 30, 2009, approximately 35.1 million shares of CombinatoRx common stock were outstanding. Upon the consummation of the merger, CombinatoRx expects to issue approximately 14.9 million shares of its common stock as initial merger consideration to former Neuromed stockholders as well as approximately 67.8 million shares of its common stock that will be placed into escrow and subject to the terms of the escrow agreement. CombinatoRx’s stockholders are expected to retain approximately 50% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger. As set forth below, based on the timing of the FDA’s approval of Exalgo, which is a drug product candidate for which the commercial rights were recently sold by Neuromed Canada, the 50% ownership of the combined company by CombinatoRx’s stockholders will be adjusted by releasing shares held in escrow to former Neuromed stockholders or cancelling shares held in escrow.

Subject to the terms and conditions of the escrow agreement:

•

If FDA approval of Exalgo is received on or before December 31, 2009, all of the escrow shares will be released to the former Neuromed stockholders, resulting in the pre-merger CombinatoRx stockholders owning approximately 30% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is received on or after January 1, 2010 and on or before September 30, 2010, a portion of the escrow shares will be released to the former Neuromed stockholders and a portion will be cancelled, resulting in the pre-merger CombinatoRx stockholders owning approximately 40% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is received on or after October 1, 2010 and on or before December 31, 2010, a portion of the escrow shares will be released to the former Neuromed stockholders and a portion will be cancelled, resulting in the pre-merger CombinatoRx stockholders owning approximately 60% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is not received on or before December 31, 2010, all of remaining escrow shares will be cancelled, resulting in the pre-merger CombinatoRx stockholders owning approximately 70% of the then outstanding shares of common stock of the combined company.

As used above, the term “then outstanding shares of common stock of the combined company” reflects the impact of the release and/or cancellation of escrow shares in accordance with the terms of the escrow agreement, assumes the issuance of the shares underlying the restricted stock unit awards to be granted by CombinatoRx after the merger pursuant to the rights granted by Neuromed under the Neuromed special equity incentive plan, and assumes no additional changes in the combined company’s capitalization after the effective time of the merger.

As each of the milestone dates described above are reached without receipt of FDA approval of Exalgo, the parties have agreed that the requisite number of the escrow shares will be returned to the combined company, cancelled and cease to be outstanding such that the number of escrow shares is reduced to the number of escrow shares that would be released to former Neuromed US stockholders if FDA approval of Exalgo is received on or before the next milestone date. If FDA approval of Exalgo is not received on or before December 31, 2010, all of the remaining escrow shares will be returned to the combined company, cancelled and cease to be outstanding. As a result, the total number of outstanding shares of common stock of the combined company may fluctuate significantly based on the timing of FDA approval of Exalgo, if any. These fluctuations as well as the uncertainty relating to the escrow arrangement and relative ownership of the combined company may have an adverse impact on the market price of CombinatoRx common stock.

Future sales of common stock by existing CombinatoRx and Neuromed stockholders may cause the price of CombinatoRx common stock to fall.

As noted below, certain of CombinatoRx’s existing stockholders and certain Neuromed stockholders receiving shares of CombinatoRx common stock in the merger will have beneficial ownership of significant blocks of outstanding CombinatoRx common stock after the consummation of the merger. If these or other stockholders sell substantial amounts of CombinatoRx common stock in the public market, particularly if these sales are in a rapid or disorderly manner, or investors perceive that these sales could occur, the market price of CombinatoRx common stock could decrease significantly. In connection with the execution of the merger agreement, CombinatoRx entered into a registration rights agreement with certain investment funds affiliated with MPM Capital LLC, James Richardson & Sons, Limited and Working Opportunity Fund (EVCC) Ltd., existing stockholders of Neuromed who collectively own or control approximately 52% of Neuromed’s voting securities as of September 30, 2009, and with certain funds affiliated with BVF Inc., stockholders of CombinatoRx who own or control approximately 30.4% of outstanding CombinatoRx common stock as of September 30, 2009. If requested properly under the terms of the registration rights agreement, these stockholders have the right to require us to register all or some of such shares for sale under the Securities Act and in certain circumstances also have the right to include those shares in a registration we initiate. If we are required to include the shares of CombinatoRx common stock of these stockholders pursuant to these registration rights in a registration we initiate, sales made by such stockholders may adversely affect the price of CombinatoRx common stock and our ability to raise needed capital. In addition, if these stockholders exercise their demand registration rights and cause a large number of shares to be registered and sold in the public market or demand that we register their shares on a shelf registration statement, such sales or shelf registration may have an adverse effect on the market price of CombinatoRx common stock. These sales might also make it more difficult for us to sell equity securities at an appropriate time and price.

Ownership of CombinatoRx common stock may be highly concentrated after consummation of the merger.

After consummation of the merger, certain stockholders will have beneficial ownership of significant blocks of outstanding CombinatoRx common stock. Investment funds affiliated with BVF Inc., CombinatoRx’s largest stockholder before the merger, will own or control approximately 15.2% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger and will remain the largest percentage holder of the deemed outstanding shares of common stock of the combined company. Investment funds affiliated with MPM Capital LLC, Working Opportunity Fund (EVCC) Ltd., Neuro Discovery Limited Partnership and James Richardson & Sons, Limited, Neuromed’s largest stockholders before the merger, will own or control approximately 13.9%, 7.0%, 4.3% and 6.1%, respectively, of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger based upon an assumed volume-weighted average of the per share daily closing prices of CombinatoRx common stock as reported on The NASDAQ Global Market of $1.50 for the five (5) consecutive trading days ending on the second trading day prior to the effective time of the merger and an estimated November 10, 2009 closing date for the merger. In addition, two of CombinatoRx’s directors after the merger, Todd Foley and Hartley T. Richardson, are affiliated with MPM Capital LLC and James Richardson & Sons, Limited, respectively. These and other large stockholders, acting individually or as a group, will have substantial influence over the outcome of a corporate action requiring stockholder approval, including the election of directors, any approval of a merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, even if the outcome sought by such stockholders is not in the interest of our other stockholders. These stockholders, acting as a group, may also delay or prevent a change in control, even if such change in control would benefit our other stockholders. In addition, the significant concentration of stock ownership may adversely affect the value of CombinatoRx common stock due to a resulting lack of liquidity of CombinatoRx common stock or a perception among investors that conflicts of interest may exist or arise.

We expect to incur significant costs in connection with the merger and in integrating the companies into a single business.

To date, CombinatoRx has incurred aggregate transaction costs of approximately $2.5 million in connection with the merger. Based on information available at this time, CombinatoRx anticipates incurring additional transaction costs of up to approximately $2.0 million in connection with the merger. To date, Neuromed has incurred aggregate transaction costs of approximately $1.6 million in connection with the merger. Based on information available at this time, Neuromed anticipates incurring additional transaction costs of up to approximately $1.4 million in connection with the merger. In addition, we expect to incur significant costs integrating the companies’ operations, product candidates and personnel, which cannot be estimated accurately at this time. These costs may include costs for severance, legal fees and reorganization of facilities and personnel. If the total costs of the merger exceed estimates, or benefits of the merger do not exceed the total costs of the merger, our financial results could be adversely affected.

The market price of CombinatoRx common stock after the merger may be affected by factors different from those currently affecting the financial condition, results of operations and business of CombinatoRx or Neuromed.

Upon completion of the merger, holders of Neuromed securities will become holders of CombinatoRx common stock. The business of CombinatoRx differs from the Neuromed business in important respects and, accordingly, our results of operations and the market price of CombinatoRx common stock following the merger may be affected by factors different from those currently affecting the independent results of operations of CombinatoRx and Neuromed. For a discussion of the businesses of CombinatoRx and Neuromed and of certain factors to consider in connection with those businesses, see the sections entitled “CombinatoRx’s Business”, “Neuromed’s Business” as well as the risks described elsewhere in “Risk Factors” and throughout this joint proxy statement/prospectus.

If we are not able to retain CombinatoRx’s and Neuromed’s current senior management team or other key employees, our business will suffer.

CombinatoRx and Neuromed are each dependent currently on the members of its respective management team and after the merger we will be dependent upon both management teams for our business success. In addition, an important element of our strategy is to take advantage of the development, regulatory and commercialization expertise of CombinatoRx’s and Neuromed’s current management, including Christopher C. Gallen, Robert Forrester, Justin Renz, Terrance Snutch, C. Eugene Wright and Jason F. Cole. Our employment agreements with these executive officers are terminable on short notice or without notice. The loss of any one of our executive officers could result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays in the development of our product candidates. In addition, the success of the merger will depend in part on the retention of other personnel critical to our business and operations due to, for example, their technical skills. Employees may experience uncertainty about their future role with Neuromed, CombinatoRx or the combined company until strategies with regard to these employees are announced or executed. If Neuromed and CombinatoRx, or after the merger we, are unable to retain personnel who are critical to the successful integration and future operations of the companies, Neuromed and CombinatoRx, or after the merger we, could face disruptions in operations, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

The termination fee and restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire CombinatoRx or Neuromed.

Until the completion of the merger, with limited exceptions, the merger agreement prohibits both CombinatoRx and Neuromed from entering into or soliciting any acquisition proposal or offer for a merger or other business combination with any other party. However, both CombinatoRx and Neuromed may engage in discussions with certain third parties making unsolicited offers to acquire the company in compliance with the provisions of the merger agreement. Each party has agreed to pay the other party a termination fee of $1.5 million in specified circumstances, including where either party’s board of directors withdraws its support of the merger to support a business combination with a third party. These provisions could discourage other companies from trying to acquire CombinatoRx or Neuromed even though those other companies might be willing to offer greater value to the stockholders of CombinatoRx or Neuromed.

Failure to complete the merger could adversely affect the price of CombinatoRx common stock and CombinatoRx’s and Neuromed’s future business and operations.

The merger is subject to the satisfaction of various closing conditions, including the approval by both CombinatoRx and Neuromed stockholders, and neither CombinatoRx nor Neuromed can guarantee that the merger will be successfully completed. In the event that the merger is not consummated for any reason, CombinatoRx and Neuromed will be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not completed, and, potentially, the payment of a termination fee under certain circumstances. If the merger is not consummated, the market price of CombinatoRx common stock could decline. CombinatoRx and Neuromed also could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against CombinatoRx or Neuromed to perform their respective obligations under the merger agreement. Finally, if the merger agreement is terminated, CombinatoRx or Neuromed may be unable to find another party willing to engage in a similar transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit each company’s ability to pursue its strategic goals in the event the merger is not consummated.

The rights of holders of Neuromed capital stock will change as a result of the merger.

After the merger, the rights of those stockholders of Neuromed who will become our stockholders will be governed by our sixth amended and restated certificate of incorporation, as amended, and our amended and restated bylaws, which are different from Neuromed’s seventh amended and restated certificate and its amended and restated bylaws. More specifically, as compared to the common stockholders of Neuromed, Neuromed’s preferred stockholders are entitled to greater rights and preferences in respect of their equity ownership in Neuromed. These rights and preferences include, in some cases, the right to representation on the board of directors of Neuromed, the right to vote upon certain transactions and matters contemplated by Neuromed and liquidation preferences, as well as various additional rights and preferences. Because only shares of CombinatoRx common stock, if any, will be issued to Neuromed stockholders in connection with the merger, persons receiving such shares will not be entitled to any greater rights and preferences than are all other stockholders of CombinatoRx. For more information, see “Comparison of Rights of Holders of CombinatoRx Common Stock and Neuromed Common Stock,” beginning on page 247.

Some of CombinatoRx’s and Neuromed’s respective officers and directors have interests that may be different from yours and may influence them to support or approve the merger and the issuance of shares of CombinatoRx common stock in the merger.

Certain or all officers and directors of Neuromed and CombinatoRx participate in arrangements with such companies that provide them with interests in the merger that are different from yours, including in some cases, among others, their continued service as an officer or director of the combined company, retention and severance benefits, preferential treatment with respect to equity awards and continued indemnification. These interests, among others, may influence the officers and directors of CombinatoRx and Neuromed to support or approve the merger and the issuance of shares of CombinatoRx common stock in the merger. For a more detailed discussion see “The Merger—Interests of CombinatoRx’s Executive Officers and Directors in the Merger” and “Interests of Neuromed’s Executive Officers and Directors in the Merger” beginning on pages 94 and 104, respectively.

Because the lack of a public market for Neuromed capital stock makes it more difficult to evaluate the fairness of the merger, Neuromed’s stockholders may receive consideration in the merger that is greater than or less than the actual fair value of the Neuromed capital stock.

The outstanding capital stock of Neuromed is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Neuromed. Because the percentage of CombinatoRx equity to be issued to Neuromed stockholders was determined based on negotiations between the parties to the merger agreement, it is possible that the value of the CombinatoRx shares to be issued to Neuromed stockholders in connection with the merger will be greater than the fair market value of Neuromed. Alternatively, it is possible that the value of the CombinatoRx shares to be issued in connection with the merger will be less than the fair market value of Neuromed.

The merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Neuromed stockholders in respect of their Neuromed common stock or Neuromed preferred stock.

CombinatoRx and Neuromed intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. However, the qualification of the merger as a reorganization under Section 368(a) of the Code may depend upon the stock price of CombinatoRx common stock, as discussed in greater detail in “The Merger—Material United States Federal Income Tax Consequences of the Merger,” beginning on page 113. If the merger fails to qualify as a reorganization, each Neuromed stockholder generally will be treated as exchanging his, her or its Neuromed common stock or Neuromed preferred stock in a fully taxable transaction for the merger consideration.

Risks Relating to Our Business

Risks Related to Discovery, Development and Commercialization of Drug Products

We cannot give any assurances that any of our product candidates or Exalgo will receive regulatory approval or be successfully commercialized.

The development and commercialization of our product candidates and any future product candidates are subject to extensive and rigorous regulation by the FDA in the United States and similar international regulatory authorities. Neither CombinatoRx nor Neuromed has ever received regulatory approval to market any of its product candidates in any jurisdiction and we cannot guarantee that we will ever have marketable drug products.

Prior to the execution of the merger agreement, the commercial rights to Exalgo, which is a drug product candidate for which the commercial rights were recently sold by Neuromed Canada, were sold to Mallinckrodt Inc., or Mallinckrodt, a subsidiary of Covidien plc, for $15 million in upfront payments and reimbursement of up to $16 million in additional development funding to cover certain of Neuromed’s costs associated with Exalgo, with the potential for significant revenue from milestone payments upon FDA approval and post-approval royalties on net sales of Exalgo. We can provide no assurance that the FDA will approve Exalgo in the near term, if ever. We could experience significant delays in obtaining FDA approval of Exalgo due to many factors, including:

•	any requirement by the FDA for additional studies to support the Exalgo NDA or the denial by the FDA of the NDA submission; and

•

any issues raised by the FDA in connection with its pre-approval inspections of any manufacturing facilities used to make Exalgo, which may result in the FDA’s refusal to approve Exalgo for commercial sale or may require additional manufacturing validation studies or restrictions on operations, any of which would be costly and time consuming and require further FDA review and approval.

Further, the FDA may, as a condition of approving Exalgo, require Mallinckrodt to initially restrict sales and marketing efforts to specific prescribing groups which could adversely affect sales and therefore the royalties we expect to receive on sales of Exalgo, as well as initial market acceptance of Exalgo. Therefore, even if Exalgo is approved, we may fail to realize the revenue from the milestones and royalties on net sales that we expect to receive based upon sales by Mallinckrodt. Failure to receive regulatory approval and the expected payments would have a significant adverse impact on our business, financial condition and results of operations. In addition, as a result of the escrow arrangement entered into in connection with the merger, the timing of any Exalgo approval by the FDA will have a material impact on the relative ownership of the combined company.

Our ability to generate ongoing revenue from Exalgo if and after Exalgo is approved by the FDA depends on Mallinckrodt.

We cannot assure you of the level of sales of Exalgo that Mallinckrodt will generate if Exalgo is approved by the FDA. Mallinckrodt has historically marketed generic drugs and Exalgo, if approved, will be the first branded drug it markets. Mallinckrodt markets other opioids which may compete with Exalgo. We cannot control whether Mallinckrodt will devote sufficient resources to maximize sales of Exalgo and we have no control over the size of the sales force that it will assemble. Similarly, we also cannot control Mallinckrodt’s decisions regarding the launch of Exalgo, subsequent strategic sales initiatives, any decision to scale back its sales initiatives or withdraw Exalgo from the market for any reason, including because Mallinckrodt wants to increase sales of a competitive product at Exalgo’s expense. If sales of Exalgo by Mallinckrodt are low, the royalties we expect to receive on sales of Exalgo will be low which, in turn, could have a material adverse effect on our business, financial position and results of operations.

CombinatoRx’s approach to the discovery and development of combination drugs is unproven and may never lead to commercially viable products.

CombinatoRx’s approach to drug discovery and development is complex and unproven and has not been successfully used or, to CombinatoRx’s knowledge, attempted by any company. Previously unrecognized or unexpected defects in or limitations to CombinatoRx’s drug discovery technology or drug development strategy may emerge, which we may also be unable to overcome or mitigate. None of the product candidates identified or developed to date, through the application of CombinatoRx’s business model and drug discovery technology, has been approved by any regulatory agency for commercial sale or been commercialized.

While CombinatoRx has often advanced and continues to advance CombinatoRx’s product candidates into Phase 2a proof-of-concept and Phase 2 clinical trials on the basis of their approved drug components, these product candidates have and could fail in these or future clinical trials or have indeterminate results. For example, as CombinatoRx announced in October 2008, Synavive, CombinatoRx’s most advanced product candidate, did not meet the primary endpoint in a Phase 2 clinical trial in patients with knee osteoarthritis. In addition, in some cases CombinatoRx has been required to conduct additional pre-clinical and Phase 1 clinical studies for CombinatoRx’s product candidates prior to Phase 2a proof-of-concept clinical trials, and we may be required to conduct these studies in connection with the formulations of CombinatoRx’s combination product candidates CombinatoRx has developed or plans to develop. If the additional pre-clinical or Phase 1 clinical studies required for a product candidate or its new formulation are extensive, it could delay or prevent further development of the product candidate. Regulatory approval for a combination drug generally requires clinical trials to compare the activity of each component drug with the combination. As a result, it may be more difficult and costly to obtain regulatory approval of a combination drug than of a new drug containing only a single active pharmaceutical ingredient. In some instances, we may choose to advance product candidates where one or more of the compounds of the combination are not approved drugs, which may lead to longer clinical development timelines for these types of product candidates.

CombinatoRx’s current business model depends on the ability of CombinatoRx’s proprietary high throughput discovery technology to identify additional promising product candidates. High throughput screening involves testing large numbers of compounds in cell-based assays using automated systems that measure the biological activity of the compounds and provide detailed data regarding the results. Because CombinatoRx’s high throughput discovery technology is unproven in identifying drugs that can be approved, we cannot be certain that we will be able to discover additional drug combinations that show promising effects in CombinatoRx’s cell-based disease models and pre-clinical studies, which we can advance into clinical trials. As a result, we may not be able to identify additional product candidates. Many other companies with substantially greater resources than ours use high throughput screening for drug discovery. These or other companies may have developed or could in the future develop combination screening technology equal or superior to CombinatoRx’s technology.

For these and other reasons, CombinatoRx’s approach to drug discovery and development may not be successful and CombinatoRx’s current business model may not generate viable products or revenue. Even if CombinatoRx’s approach is theoretically viable, we may not complete the significant research and development or obtain the financial resources and personnel required to further develop and apply CombinatoRx’s discovery technology, advance promising product candidates to and through clinical trials, and obtain required regulatory approvals.

Our results to date provide only a limited basis for predicting whether any of our product candidates will be safe or effective, or receive regulatory approval.

All of our product candidates are in an early stage of development and their risk of failure is high. The data supporting CombinatoRx’s and much of Neuromed’s drug discovery and development programs is derived from either laboratory and pre-clinical studies and limited early stage clinical trials that were not all designed to be statistically significant or proof-of-concept or Phase 2 clinical trials, some of which are exploratory in nature. We cannot predict when or if any one of CombinatoRx’s combination product candidates will prove effective or safe in humans or will receive regulatory approval. If we are unable to discover or successfully develop drugs that are effective and safe in humans, we will not have a viable business.

Exalgo is a member of a class of drugs that may cause undesirable side effects that could delay or prevent their regulatory approval or limit their marketability.

Opioids, including hydromorphone, the active ingredient in Exalgo, are known to have serious side effects, including dependence and addiction. These or other undesirable side effects could result in the denial of regulatory approval by the FDA of Exalgo, or could interrupt, delay or halt future clinical trials of Exalgo, if required, for any or all targeted indications, and in turn prevent, delay or impede Exalgo’s commercialization. In addition, if Exalgo receives marketing approval and we or others later identify undesirable side effects caused by Exalgo, one or more of the following could occur:

•

regulatory authorities may require the addition of labeling statements, such as a contraindication or a “black box” warning that the drug carries significant risks of serious or life-threatening adverse effects;

•	regulatory authorities may withdraw their approval of Exalgo;

•	the FDA may require that the way Exalgo is administered be changed, that additional clinical trials be conducted or that the labeling of the product be changed; and

•	our reputation may suffer.

Any of these events could prevent Exalgo from achieving or maintaining market acceptance or could substantially increase the costs and expenses of commercializing Exalgo, which in turn could would decrease the significant royalties we expect on sales of Exalgo.

Exalgo could be tampered with for the purpose of drug abuse. Misuse or abuse of Exalgo may result in adverse regulatory or other actions, including withdrawals of regulatory approvals and litigation.

Misuse or abuse of drugs, including opioids such as hydromorphone, the active ingredient in Exalgo, could result in serious, even fatal, consequences. Abusers of pharmaceutical drugs may misuse or abuse Exalgo, to, among other things, accelerate the release of opioids. If effective methods to misuse or abuse Exalgo are employed, adverse action from regulatory authorities may result, including:

•	withdrawal of regulatory approvals;

•	delays or interruption in commercialization;

•	product recalls or seizures;

•	suspension of manufacturing;

•	withdrawals of previously approved marketing indications;

•	injunctions, suspensions, or revocations of marketing licenses; and

•	product liability or class action litigation.

If any of these events were to occur, Mallinckrodt may not be able to sell Exalgo, once approved, on a timely basis if at all. In these circumstances, we could suffer reduced revenues. Further, in response to these circumstances, regulatory authorities may impose new regulations concerning the manufacture and sale of drugs such as Exalgo. Such regulations may include new labeling requirements, risk management plan requirements describing the plan for minimizing the risk of abuse, restrictions on the prescription and sale of Exalgo and mandatory reformulation of products in order to make abuse more difficult. Any such new regulations may be difficult and expensive for Mallinckrodt to comply with, may adversely affect Mallinckrodt’s sales and may have a material adverse effect on our business and cash flows.

If the FDA approves any of our drug candidates, we and our collaborators will be subject to ongoing FDA obligations and continued regulatory review, such as continued safety reporting requirements, and we and our collaborators may also be subject to additional FDA post-marketing obligations or new regulations, all of which may result in significant expense and limit our ability to commercialize our drug candidates or Mallinckrodt’s ability to commercialize Exalgo.

Any regulatory approvals that we receive for our drug candidates or Exalgo may also be subject to limitations on the indicated uses for which the drug may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, if the FDA approves any of our drug candidates or Exalgo, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping for the drug will be subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with a drug, including but not limited to adverse events of unanticipated severity or frequency, or the discovery that adverse events previously observed in pre-clinical research or clinical trials that were believed to be minor actually constitute much more serious problems, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our drug candidates or Exalgo. For example, the FDA has announced it has commenced the process of developing a common “Risk Evaluation and Mitigation Strategy,” or REMS, for all opioid drugs. According to FDA’s announcement, opioid drugs affected by this announcement include both brand name and generic products that contain various drug components, including hydromorphone, the active ingredient in Exalgo. If approved, Exalgo may be subject to its own unique REMS program, or may ultimately be subject to the common REMS program for approved opioid drugs. If we are not, or, in the case of Exalgo, Mallinckrodt is not, able to maintain regulatory compliance, including compliance with a required REMS program, we or Mallinckrodt may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Any of these events could prevent us from marketing our drug candidates or prevent Mallinckrodt from marketing Exalgo and our business could suffer accordingly. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad.

The approved drugs included in CombinatoRx’s combination product candidates may have their own adverse or unacceptable side effects or may produce adverse or unacceptable side effects when delivered in combination, and we may not be able to achieve an acceptable level of side effect risks, compared to the potential therapeutic benefits, for CombinatoRx’s combination product candidates.

The approved drugs included in CombinatoRx’s combination product candidates have known adverse side effects. These side effects may be acceptable when an ingredient is used in its approved dosage to achieve a therapeutic benefit for its currently approved indications, but the side effect risk compared to the therapeutic benefit may not be acceptable when used for the intended indications for the product candidate. These side effects may also make it difficult to obtain regulatory or other approval to initiate clinical trials of CombinatoRx’s combination product candidates. In addition, the therapeutic effect of an approved drug in its currently approved indications may be inappropriate or undesirable in the intended indication for CombinatoRx’s combination product candidate. Also, CombinatoRx’s discovery technology is not designed to and does not detect adverse side effects that may result from the combination of the two drugs. The adverse side effects of an approved drug may be enhanced when it is combined with the other approved drug in the product candidate or other drugs patients are taking, or the combined drugs in a product candidate may produce additional side effects. Adverse side effects could, in any of these situations, require pre-clinical and Phase 1 studies testing for combination side effects or prevent successful development and commercialization of some or all of CombinatoRx’s combination product candidates, because the risks may outweigh the therapeutic benefit of the combination.

The development of a product candidate could be adversely affected by safety or efficacy issues that subsequently arise or become the focus of increased attention or publicity regarding use of either of the approved drugs which comprise the product candidate or similar drugs. We could be forced to abandon a product candidate or an approved product due to adverse side effects from long-term or other use of one of the active pharmaceutical ingredients in the product candidate or product, even if such long-term or other use is not contemplated for such product candidate or product.

Several of CombinatoRx’s combination product candidates seek to increase the therapeutic effect of a reduced-dose oral glucocorticoid or mid-potency topical glucocorticoid by the combination of such glucocorticoid with a second pharmaceutical ingredient that serves as an enhancer agent. The adverse side effects of the steroids and the antidepressant or other enhancer agent included in these drug candidates are significant and generally increase as their dosage and/or duration of therapy increases. As a result, the success of these product candidates depends upon the ability of an acceptable dose of the candidate’s enhancer agent to selectively amplify the therapeutic effect of a reduced-dose glucocorticoid or mid-potency glucocorticoid, without causing unacceptable expected or unexpected adverse side effects. To achieve sufficient efficacy in humans, we may need to include higher doses of the glucocorticoid, or of the enhancer agent, than CombinatoRx expected to include based on CombinatoRx’s screening procedures, pre-clinical trials and limited clinical trials. As a result, CombinatoRx’s combination product candidates could have greater adverse side effects than anticipated and could fail to achieve risk-to-benefit profiles that would justify their continued development.

Certain antidepressants, including the antidepressants in CombinatoRx’s combination product candidates CRx-170, CRx-191 and CRx-197, carry a black box warning and expanded warning statements that alert health care providers to an increased risk of suicidality in children and adolescents being treated with these drugs. Several scientific publications also suggest the possibility of an increased risk for suicidal behavior in adults, in addition to children and adolescents, who are being treated with antidepressant medications. Additional product labeling or even suspension of the use of some or all of the anti-depressants included in CombinatoRx’s combination product candidates would delay or prevent the continuation of our clinical trials, development and eventual commercialization of these product candidates. The occurrence of the adverse side effects described in the black box warning during the development of the CRx-197 product candidate could lead to product liability claims.

Diflunisal, a component of CombinatoRx’s CRx-401 product candidate, is a member of the NSAID (non steroidal anti-inflammatory drug) class, which carries an FDA-required black box warning alerting physicians to the potential for increased thrombotic cardiovascular events (including heart attacks and stroke) which may increase with duration of use, an increased risk of serious gastrointestinal adverse events including bleeding, ulceration, and perforation of the stomach or intestines, which could be fatal and the fact that diflunisal is contraindicated for the treatment of peri-operative pain in the setting of coronary artery bypass graft (CABG) surgery. The occurrence of the adverse side effects described in the diflunisal black-box warning during the development of CombinatoRx’s CRx-401 product candidate could make it inadvisable to continue development of CRx-401 or lead to difficulty in obtaining regulatory approval or other approval for clinical trials, the termination of clinical trials or could result in product liability claims.

Significant adverse side effects of the component drugs included in CombinatoRx’s clinical stage product candidates include: in the case of CombinatoRx’s product candidate Synavive, headache, nausea, dizziness, diarrhea, muscle and bone loss, diabetes, dyslipidemia, osteoporosis, fractures, weakness, adrenal suppression, infections, abdominal distress, peptic ulceration, arrhythmias, cataracts, glaucoma and myopathy; in the case of CombinatoRx’s product candidates CRx-191 and CRx-197, burning, skin atrophy, stinging, adrenal suppression, suicidality, headache, drowsiness, fatigue, nervousness, constipation, nausea, blurred vision, abdominal distress, tachycardia, and arrhythmias; in the case of CombinatoRx’s product candidate CRx-401, heart attack, stroke, hypertension, bleeding, ulceration, and perforation of the stomach or intestines, diarrhea, constipation, flatulence, liver effects, renal impairment, drowsiness, insomnia, dizziness, headache, fatigue, nausea, muscular pain, weakness or cramps and alopecia; and in the case of CombinatoRx’s product candidate, CRx-170, drowsiness, muscle and bone loss, fractures, adrenal suppression, cataracts, glaucoma, nausea, birth defects, infections, constipation and abdominal distress. These side effects are not the only side effects of the components of CombinatoRx’s clinical stage product candidates, but are provided based on their severity and expected frequency of occurrence. The occurrence of these or other significant adverse side effects such as electrocardiogram changes, hepatic or renal dysfunction, infections, weight gain, immunosuppression, tachycardia and agranulocytosis could make it inadvisable to continue development of a product candidate or lead to difficulty in obtaining regulatory or other approval for clinical trials of CombinatoRx’s product candidates, the termination of clinical trials or could result in product liability claims.

CombinatoRx’s combination product candidates are generally combinations of approved drugs that are commercially available and marketed by other companies. As a result, CombinatoRx’s products, if approved, may be subject to substitution and competition.

We anticipate that the approved drugs that are combined to produce CombinatoRx’s combination product candidates are likely to be commercially available at prices lower than the prices at which we would seek to market CombinatoRx’s combination product candidates. Even with new formulations, we cannot be sure that physicians will view our combination products, if approved, as sufficiently superior to a treatment regimen of the individual active pharmaceutical ingredients as to justify the significantly higher cost we expect to seek for CombinatoRx’s combination products, and they may prescribe the individual drugs already approved and marketed by other companies instead of CombinatoRx’s combination products. Even if we are issued patents covering the composition of matter, method of use or formulations of CombinatoRx’s combination products, those patents may be ineffective as a practical matter to protect against physicians prescribing the individual drugs marketed by other companies instead of CombinatoRx’s combination products. To the extent that the price of CombinatoRx’s combination products is significantly higher than the prices of the individual components as marketed by other companies, physicians may have a greater incentive to write prescriptions for the individual components instead of for CombinatoRx’s combination products, and this may limit how we price CombinatoRx’s combination products. Similar concerns could also limit the reimbursement amounts private health insurers or government agencies in the United States are prepared to pay for CombinatoRx’s combination products, which could also limit market and patient acceptance of CombinatoRx’s combination products, and could negatively impact our revenues and net income, if any. Physicians might also prescribe the individual components of a product candidate prior to its approval, which could adversely affect our development of the product candidate due to our lack of control over the administration to patients of the combination of active pharmaceutical ingredients in CombinatoRx’s combination product candidate, the occurrence of adverse effects, and other reasons. Such pre-approval use could also adversely affect our ability to market and commercialize any such product candidate which we successfully develop.

In many countries where we plan to market CombinatoRx’s combination products, including Europe, Japan and Canada, the pricing of prescription drugs is controlled by the government or regulatory agencies. Regulatory agencies in these countries could determine that the pricing for CombinatoRx’s combination products should be based on prices for their active pharmaceutical ingredients when sold separately, rather than allowing us to market CombinatoRx’s combination products at a premium as new drugs.

We must create commercially viable pharmaceutical formulations for CombinatoRx’s combination product candidates.

The success of CombinatoRx’s combination product candidates will depend on our ability to develop a formulation of the product candidate that is superior to a treatment regimen of the two approved drugs included in the product candidate taken separately. In some instances, to be commercially successful, this formulation must have a different method of administration than the approved drugs. We have developed or are developing proprietary formulations for CombinatoRx’s most advanced combination product candidates. Developing such proprietary formulations is costly and difficult, and we have limited experience in developing formulations ourselves. We are relying on and expect to rely on third-party suppliers to develop the pharmaceutical formulations, delivery methods or packaging for CombinatoRx’s combination product candidates and they may not be successful in doing so or may experience delays in doing so that could delay clinical trials, and ultimately our ability to obtain approval of CombinatoRx’s combination product candidates. Defects in the formulation, delivery method or packaging of any of CombinatoRx’s combination product candidates could delay our ability to conduct clinical trials or require us to repeat clinical trials using a revised formulation, delivery method or packaging. If we are unsuccessful in creating commercially viable formulations, delivery methods or packaging, we may never generate product revenue or be profitable. CombinatoRx is also undertaking some efforts to utilize medicinal chemistry to potentially develop new product candidates or to potentially create next-generation versions of CombinatoRx’s existing combination product candidates. We have only limited experience with medicinal chemistry and research and development regarding new chemical entities. We may be completely unsuccessful in finding new product candidates or in discovering potential next-generation product candidates. In addition, development and regulatory approval timelines for these product candidates will be longer in duration that the timelines for CombinatoRx’s combination product candidates.

We may not be able to initiate and complete clinical trials for our product candidates.

Conducting clinical studies for any of our drug candidates requires finding appropriate clinical sites and clinical investigators, securing approvals for such studies from the independent review board at each such site and local regulatory authorities and enrolling sufficient numbers of patients. We may not be able to arrange for appropriate clinical trials for our product candidates, secure the necessary approvals or enroll the necessary number of participants. In 2008, CombinatoRx terminated enrollment in a Phase 2b clinical study of Synavive in rheumatoid arthritis due to delays in the enrollment associated with competing therapies otherwise available to the relevant patient population, enrollment criteria that required the discontinuance of glucocorticoid use by subjects and issues with third-party contract research organizations and third-party suppliers of clinical trial material. In addition, we cannot guarantee that outside clinical investigators conducting clinical trials will conduct them in compliance with applicable United States or foreign regulations. Clinical sites may fail the FDA’s or other regulatory agencies’ inspections or reviews, and our trials could be halted for these or other reasons. CombinatoRx is conducting and we may conduct additional proof-of-concept clinical trials as well as Phase 2b clinical trials for some of CombinatoRx’s combination product candidates. These clinical trials may be in indications where CombinatoRx does not have prior experience or may be of a size and scope greater than any which we have undertaken before, and this lack of experience or size may lead to delays in enrollment and other aspects of the trials. CombinatoRx has contracted with third-party clinical research organizations to conduct some of CombinatoRx’s Phase 2b and other Phase 2 proof-of-concept clinical trials for CombinatoRx’s combination product candidates and may continue to do so. These organizations may not completely perform their contractual obligations regarding the trial, or may not diligently or completely perform their tasks with respect to clinical trials under their supervision. As a result of these risks, our clinical trials may be extended, delayed or terminated, which could delay the receipt of clinical results for our product candidates, which could delay, impede or stop the development, regulatory approval or successful commercialization of our product candidates.

We may be unable to find safe and effective doses and dose ratios for CombinatoRx’s combination product candidates without extensive clinical trials and substantial additional costs, if at all.

We must select the doses, including the amount, frequency and duration, of each of the two active pharmaceutical ingredients included in CombinatoRx’s combination product candidates, and the relative amounts, or dose ratios, of these doses. Our clinical trials in humans may show that the doses or dose ratios we select based on CombinatoRx’s high throughput screening, animal testing or early clinical trials do not achieve the desired therapeutic effect in humans, or achieve this effect only in a small part of the population. Even if the doses or dose ratios we select show efficacy in humans, the resulting doses or dose ratios of active pharmaceutical ingredients may not have acceptable safety profiles for targeted indications. Furthermore, even if we believe that pre-clinical and clinical studies adequately demonstrate that the doses or dose ratios we select for CombinatoRx’s combination product candidates are safe and effective in humans, the FDA or other regulatory agencies in foreign jurisdictions may conclude that the clinical trials do not support this conclusion. We may be required to conduct additional long-term clinical studies and provide more evidence substantiating the safety and effectiveness of the doses or selected dose ratios in a significant patient population. If we need to adjust the doses or dose ratios, we may need to conduct new clinical trials. We may also be required to make different doses or dose ratios available for different types of patients. All of this may result in significant delays and additional costs or prevent commercialization of CombinatoRx’s combination product candidates.

We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable product candidates.

We may make incorrect determinations as to which product candidates should proceed to initial clinical trials, later stage clinical development and potential commercialization. Our decisions to allocate research, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also be incorrect and could cause us to miss valuable opportunities.

A material component of our business strategy is to establish and maintain collaborative relationships to fund research and possible development and commercialization of product candidates, by us or by our collaborators. If we or any collaborator terminates or fails to perform any obligations under our collaboration agreements, the development and commercialization of product candidates under these agreements could be delayed or terminated.

A material component of our business strategy is to establish and maintain collaborative arrangements with pharmaceutical, biotechnology and medical device companies, research institutions and foundations, and to seek grants from agencies of the United States government, to fund research and possible development and commercialization of drug products for the treatment of diseases. Neuromed has established a collaborative royalty and milestone-based sales relationship with Mallinckrodt for Exalgo and, if any of our other product candidates receives regulatory approval, we intend to continue to seek collaborative relationships to obtain domestic or international sales, marketing and distribution capabilities.

The process of establishing collaborative relationships is difficult, time-consuming and involves significant uncertainty. Moreover, it may be difficult to maintain or perform under collaboration arrangements, as our funding resources may be limited or our collaborators may seek to renegotiate or terminate their relationships due to unsatisfactory research or clinical results, a change in business strategy, a change of control or other reasons. See “—Our ability to generate ongoing revenue from Exalgo if and after it is approved by the FDA depends on Mallinckrodt.” If we or any collaborator fails to fulfill any responsibilities in a timely manner, or at all, our research, clinical development or commercialization efforts related to that collaboration could be delayed or terminated. Additionally it may become necessary for us to assume responsibility for activities that would otherwise have been the responsibility of our collaborator. Further, if we are unable to establish and maintain collaborative relationships on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of funding.

CombinatoRx’s collaborations and Neuromed’s collaboration with Mallinckrodt are generally new, and we have only a short history of working together with collaborators and cannot predict the success of any of these collaborations. Our collaborations typically involve a complex allocation of responsibilities, costs and benefits and provide for milestone payments to us upon the achievement of specified clinical and regulatory milestones. Our collaborations also may provide us with royalty-based revenue if product candidates are successfully commercialized. Under the Novartis, Angiotech, Fovea and other collaborations, we will rely on our collaborators to provide resources to develop new product candidates and to potentially achieve these milestones and commercialize any new products. We may not be able to achieve any of the milestones provided in the Novartis, Angiotech or other collaboration agreements or derive any license or royalty revenue with respect to these collaborations. Similarly, if Exalgo is not approved by the FDA, Mallinckrodt will not owe us the $30 million to $40 million milestone payment or royalties on sales of Exalgo to which we would be entitled if FDA approval were obtained.

We have no sales or distribution capabilities and may not obtain the collaboration, development, commercialization, manufacturing or other third-party relationships required to develop, commercialize and manufacture some or all of our product candidates.

We have no sales or distribution capabilities and lack the resources, capabilities, and experience necessary to clinically develop, formulate, manufacture, test, market and sell pharmaceuticals. As a result, to succeed in our business plan, we will be dependent on the efforts of third parties. We depend on collaborators, licensees, clinical research organizations and other third parties to formulate product candidates and to conduct clinical trials for some or all of our product candidates. We also rely on third-party manufacturers to manufacture all clinical trial supplies of our product candidates and, at this time, all marketed products, if any, and they or we will rely on obtaining sufficient quantities of the approved drugs in CombinatoRx’s combination product candidates from sources acceptable to the FDA and other regulators for early stage clinical trials.

Our third-party manufacturers may encounter difficulties performing their obligations in a timely manner and in accordance with applicable governmental regulations, including problems involving: inconsistent production yields; poor quality control and assurance or inadequate process controls; and lack of compliance with regulations set forth by the FDA or other foreign regulatory agencies. We typically engage only a single contract manufacturer to make any product candidate which can exacerbate the impact of any such difficulties. For example, Aptuit, Inc., or Aptuit, the third party manufacturer CombinatoRx engaged to manufacture and distribute CombinatoRx’s combination product candidate Synavive for the MARS-1 study, became aware of deficiencies in its good manufacturing practices as assessed by the United Kingdom’s Medicines and Healthcare Regulatory Authority at the facility where the Synavive clinical trial material was made, resulting in Aptuit suspending the release into the EU of all clinical trial material made at the facility, including Synavive. This materially impacted CombinatoRx’s efforts to enroll and carry on the MARS-1 study in the EU. Under Neuromed’s agreements with Mallinckrodt, we will have no responsibility for manufacturing Exalgo. However, any manufacturing difficulties or related regulatory issues could impact Mallinckrodt’s sales of Exalgo, if any, which would reduce the significant revenue we expect to receive from royalties on net sales of Exalgo if and after Exalgo is approved by the FDA.

We expect to be able to develop and commercialize many of our product candidates only with the participation of pharmaceutical or biotechnology company collaborators or by out-licensing rights to the product candidates. Pharmaceutical and biotechnology companies and others may be reluctant to collaborate with CombinatoRx or to license rights to CombinatoRx’s combination product candidates due to the unproven nature of CombinatoRx’s drug discovery and development approach, the fact that the active pharmaceutical ingredients in CombinatoRx’s combination product candidates are approved drugs marketed by other companies, the risk that healthcare providers may substitute the component active pharmaceutical ingredients for CombinatoRx’s proposed combination products, concerns regarding the pricing of and reimbursement for CombinatoRx’s combination product candidates if they are successfully developed, or other factors.

We cannot guarantee that we will be able to successfully negotiate agreements for relationships with collaborators, partners, licensees, clinical investigators, manufacturers and other third parties on favorable terms, if at all. If we are unable to obtain these agreements, we may not be able to clinically develop, formulate, manufacture, test, obtain regulatory approvals for or commercialize our product candidates. We expect to expend substantial funds and management time and effort to enter into relationships with these third parties and, if we enter successfully into such relationships, to manage these relationships. However, we cannot control the amount or timing of resources our contract partners will devote to our research and development programs, product candidates or potential product candidates, and we cannot guarantee that these parties will succeed in a timely fashion, if at all. Due to the recent volatility in the financial markets and tightening of the credit markets, there may be a disruption or delay in the performance or satisfaction of commitments to us by third party providers which could have a material adverse effect on our business.

The Drug Enforcement Administration, or DEA, limits the availability of hydromorphone, the active ingredient in Exalgo, and, as a result, the procurement quota may not be sufficient to meet commercial demand.

The DEA lists hydromorphone, the active ingredient in Exalgo, as a “controlled substance” under the Controlled Substances Act of 1970. Consequently, the manufacture, shipment, storage, sale and use of hydromorphone are subject to a high degree of regulation. For example, all controlled substance drug prescriptions must be signed by a physician and physically presented to a pharmacist and may not be refilled without a new prescription.

Furthermore, the DEA limits the availability of hydromorphone and as a result, the procurement quota of this active ingredient may not be sufficient to meet commercial demand, if Exalgo is approved. An application will have to be made annually to the DEA for a procurement quota by the manufacturer of Exalgo in order to obtain hydromorphone. Any delay or refusal by the DEA in establishing the procurement quota for hydromorphone could delay or stop Mallinckrodt’s launch of Exalgo, once approved, or could cause inventory disruptions, which could have a material adverse effect on the successful launch of Exalgo or its subsequent sales. A disruption in the sales of Exalgo would decrease the significant royalties we expect to receive on such sales which, in turn, could have a material adverse effect on our business, financial position and results of operations.

We may not be able to gain market acceptance of our product candidates, which would prevent us from becoming profitable.

We cannot be certain that any of our product candidates, if approved, will gain market acceptance among physicians, patients, healthcare payors, pharmaceutical companies or others. Demonstrating the safety and efficacy of our product candidates and obtaining regulatory approvals will not guarantee future revenue. Sales of medical products largely depend on the reimbursement of patients’ medical expenses by government healthcare programs and private health insurers. Governments and private insurers closely examine medical products to determine whether they should be covered by reimbursement and if so, the level of reimbursement that will apply. We cannot be certain that third-party payors will sufficiently reimburse sales of our products, or enable us to sell our products, if approved, at profitable prices. Sales of medical products also depend on physicians’ willingness to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost-effective. We cannot predict whether physicians, other healthcare providers, government agencies or private insurers will determine our products are safe, therapeutically effective and cost effective relative to competing treatments, including a treatment regimen of the individual approved drugs included in CombinatoRx’s combination products.

We may need to further modify the size of our organization and reduce expenses, and we may experience difficulties in managing restructurings.

In July 2009, in connection with CombinatoRx’s entry into the merger agreement, CombinatoRx undertook an organizational restructuring that reduced CombinatoRx’s workforce by approximately 36%. The restructuring is a result of continuing a strategic realignment to focus our efforts on continuing our funded drug discovery and conserving capital in connection with the potential merger transaction with Neuromed.

In October 2008, CombinatoRx undertook an organizational restructuring that reduced CombinatoRx’s United States workforce by approximately 45%. In November 2008 CombinatoRx undertook an additional organizational restructuring that, when combined with CombinatoRx’s prior restructuring plans, resulted in a total workforce reduction of approximately 65%. The restructuring was a result of continuing a strategic realignment to focus CombinatoRx’s efforts on continuing CombinatoRx’s funded drug discovery, outlicensing CombinatoRx’s existing product candidates, and conserving capital.

Effecting any restructuring places significant strains on management, employees and operational, financial and other resources. Furthermore, restructurings take time to fully implement and involve certain additional costs, including severance payments to terminated employees, and we may also incur liabilities from early termination or assignment of contracts, potential litigation or other effects from such restructuring. Such effects from CombinatoRx’s restructuring program could have a material adverse affect on our ability to execute on our business plan. There can be no assurance that we will be successful in containing these costs or risks from CombinatoRx’s restructuring program.

Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Any future restructuring activities may involve significant changes to our drug development and business strategies and other operational capabilities as we may need to take additional measures such as curtailing discretionary spending or capital expenditures, as well as other steps to reduce expenses. Our future financial performance and our ability to develop our product candidates or CombinatoRx’s technology platform and to perform our obligations to collaboration partners effectively will depend, in part, on our ability to effectively manage any future growth or restructuring, as the case may be.

Disputes under key agreements could delay or prevent development or commercialization of our product candidates.

Any agreements we have or may enter into with third parties, such as collaboration, license, formulation supplier, manufacturing, testing, clinical research organization or clinical trial agreements, may give rise to disputes regarding the rights and obligations of the parties to such agreements. Disagreements could develop over rights to ownership or use of intellectual property, the scope and direction of research and development, the approach for regulatory approvals or commercialization strategy. We intend to conduct research programs in a range of therapeutic areas, but our pursuit of these opportunities could result in conflicts with the other parties to these agreements who may be developing or selling pharmaceuticals or conducting other activities in these same therapeutic areas. Any disputes or commercial conflicts could lead to the termination of these agreements, delay progress of our product development programs, compromise our ability to renew agreements or obtain future agreements, lead to the loss of intellectual property rights or result in costly litigation.

Risks Related to Financial Results and Need for Additional Financing

We may be unable to raise the substantial additional capital that it will need to sustain our operations.

We will need substantial additional funds to support our planned operations. Based on current operating plans, which include assumptions of cash proceeds from business development activities and costs associated with the merger, we expect our resources to be sufficient to fund our operations into 2012. We may, however, need to raise additional funds before that time if our research and development expenses exceed current expectations or our collaboration funding is less than current assumptions or expectations. This could occur for many reasons, including:

•	some or all of our product candidates fail in clinical or pre-clinical studies or prove to be less commercially promising than we expect or we are forced to seek additional product candidates;

•

our product candidates require more extensive clinical or pre-clinical testing or clinical trials take longer to complete than we currently expect potentially including if the Exalgo development expenses incurred by us pursuant to the Mallinckrodt agreement exceed Mallinckrodt’s obligations to reimburse us;

•	we advance more of our product candidates than expected into costly later stage clinical trials;

•	we advance more of our pre-clinical product candidates than expected into early stage clinical trials;

•	our revenue generating collaboration agreements are terminated;

•	we determine or are required to conduct more high throughput screening than expected against current or additional disease targets to develop additional product candidates;

•	we are required, or consider it advisable, to acquire or license rights from one or more third parties; or

•	we determine to acquire or license rights to additional product candidates or new technologies.

While we expect to seek additional funding through public or private financings, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of any financings may be dilutive to, or otherwise adversely affect, holders of CombinatoRx common stock. We may also seek additional funds through arrangements with collaborators or others. These arrangements would generally require us to relinquish rights to some of our technologies, product candidates or products, and we may not be able to enter into such agreements on acceptable terms, if at all. The arrangements also may include issuances of equity, which may also be dilutive to, or otherwise adversely affect, holders of CombinatoRx common stock. Financial markets in the United States and the rest of the world have been experiencing significant volatility in security prices, substantially diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. There can be no assurance that we will be able to access equity or credit markets in order to finance our operations or expand development programs for any of our product candidates, or that there will not be a further deterioration in financial markets and confidence in economies. We may also have to scale back or further restructure our operations. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all of our research or development programs, including for Exalgo and/or some or all of our other product candidates.

CombinatoRx and Neuromed each have a history of operating losses. We expect to incur significant and increasing operating losses and may never be profitable. CombinatoRx common stock is a highly speculative investment.

CombinatoRx commenced operations in March 2000 and has a limited operating history for you to evaluate CombinatoRx’s business. CombinatoRx has no approved products and has generated no product revenue. CombinatoRx has incurred operating losses since CombinatoRx’s inception in 2000. As of June 30, 2009, CombinatoRx had an accumulated deficit of $236.5 million. Neuromed US commenced operations in October 2003 and has a limited operating history for you to evaluate Neuromed’s business. Neuromed has no approved products and has generated no product revenue. Neuromed has incurred operating losses since its inception and as of June 30, 2009, Neuromed had an accumulated deficit of $172.3 million. We have spent, and expect to continue to spend, significant resources to fund research and development of our product candidates and to enhance our drug discovery technology. We expect to incur substantial operating losses over the next several years due to our ongoing research, development, pre-clinical testing, and potential clinical trial activities. As a result, our accumulated deficit will continue to increase.

Our product candidates are in the early stages of development and may never result in any revenue. We will not be able to generate product revenue unless and until one of our product candidates successfully completes clinical trials and receives regulatory approval. We may seek to obtain revenue from collaboration or licensing agreements with third parties. Other than our agreement with Mallinckrodt (and then only upon approval of Exalgo), our current collaboration and license agreements may not provide us with material, sustainable ongoing future revenue, and we may not be able to enter into additional collaboration agreements. Even if we eventually generate product revenues, we may never be profitable, and if we ever achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If the Canada Revenue Agency reassesses Neuromed’s tax filings we may be subject to tax liabilities not currently reflected in Neuromed’s financial statements.

In Neuromed’s income tax filings, it has claimed investment tax credits, or ITCs, on expenditures incurred on scientific research and experimental development, or SRED. There is a risk that the Canada Revenue Agency could conclude Neuromed was not eligible for such credits, or that some or all of the expenditures were incurred on non-SRED activities and, therefore, the Canada Revenue Agency could reduce or disallow previous claims for ITCs, including any refundable ITCs, or seek reimbursement from us for any Neuromed ITCs that were refunded.

Risks Related to Regulatory Approvals

The regulatory approval process is costly and lengthy and we may not be able to successfully obtain all required regulatory approvals.

The pre-clinical development, clinical trials, manufacturing, marketing, testing and labeling of pharmaceuticals and medical devices are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. We or our collaborators must obtain regulatory approval for product candidates before marketing or selling any of them. The approval process is typically lengthy and expensive, and approval is never certain. It is not possible to predict how long the approval processes of the FDA or any other applicable federal or foreign regulatory authority or agency for any of our products will take or whether any such approvals ultimately will be granted. The FDA and foreign regulatory agencies have substantial discretion in the drug and medical device approval process, and positive results in pre-clinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. Generally, pre-clinical and clinical testing of products and medical devices can take many years and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Any delay in obtaining, or failure to obtain, approvals could prevent or adversely affect the marketing of our products or our collaborator’s products and our ability to generate product revenue. The risks associated with the approval process include delays or rejections in the regulatory approval process based on the failure of clinical or other data to meet expectations, or the failure of the product or medical device to meet a regulatory agency’s requirements for safety, efficacy and quality. In addition, regulatory approval, if obtained, may significantly limit the indicated uses for which a product may be marketed.

We or our collaborators may delay, suspend or terminate clinical trials to obtain marketing authorization of any of our product candidates or their associated medical devices or products at any time for reasons including:

•	ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of clinical trials;

•	delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

•	delays in enrolling patients and volunteers into clinical trials;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	the need to repeat clinical trials as a result of inconclusive or negative results or poorly executed testing;

•	lack of effectiveness of a product candidate in other clinical trials;

•	lack of sufficient funds for further clinical development;

•	insufficient supply or deficient quality of product candidate materials or other materials necessary to conduct clinical trials;

•	unfavorable regulatory inspection of a manufacturing, testing, labeling or packaging facility for drug substance or drug product;

•	unfavorable regulatory inspection and review of a clinical or pre-clinical trial site or records of any clinical or pre-clinical investigation;

•	serious and unexpected drug-related side effects or serious adverse safety events experienced by participants in clinical trials or by patients following commercialization; or

•	the placement of a clinical hold on a product candidate in an ongoing clinical trial.

Positive or timely results from pre-clinical studies and early clinical trials do not ensure positive or timely results in late stage clinical trials or product approval by the FDA or any other regulatory authority. Product candidates that show positive pre-clinical or early clinical results often fail in later stage clinical trials. Data obtained from pre-clinical and clinical activities is susceptible to varying interpretations, which could delay, limit, or prevent regulatory approvals.

We have limited experience in conducting the clinical trials required to obtain regulatory approval. We may not be able to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of patients, or begin or successfully complete clinical trials in a timely fashion, if at all. Any failure to perform may delay or terminate the trials. Our current clinical trials may be insufficient to demonstrate that our potential products are active, safe, or effective and as a result we may decide to abandon further development of such product candidates. Additional clinical trials may be required if clinical trial results are negative or inconclusive, which will require us to incur additional costs and significant delays. If we do not receive the necessary regulatory approvals, we will not be able to generate product revenues and will not become profitable. We may encounter significant delays in the regulatory process that could result in excessive costs that may prevent us from continuing to develop our product candidates. In addition, the failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties, product recalls, withdrawal of product approval, mandatory restrictions or other actions that could impair our ability to conduct our business.

The FDA and other regulatory agencies may require additional pre-clinical and Phase 1 clinical data for CombinatoRx’s combination products.

CombinatoRx’s proposed products are composed of drugs previously approved as single agents, and as a result, there is significant pre-existing information on the safety of those drugs as single agents for their approved indications in the form of animal studies, Phase 1 pharmacokinetic and other clinical studies and actual clinical experience. Nonetheless, new safety issues may arise when the previously approved drugs are used in combination in CombinatoRx’s combination products or when the proposed combination products are used in different treatment regimens for disease indications different than the disease indications for which the components are used as single agents. For example, the combination might be proposed for long-term use for a chronic condition, while the single agents are currently approved for short-term use for acute conditions. In addition, if a component has not been approved in all jurisdictions in which approval of the combination is sought, the regulatory agencies having authority over the combination in the jurisdictions that have not approved each component as a single agent may require us to submit data that would not otherwise be required. If any of these issues arises, we may be required to conduct additional nonclinical and Phase 1 clinical trials for CombinatoRx’s combination product candidates. If the additional nonclinical or Phase 1 clinical trials required for a product candidate or its formulation are extensive, it could delay or prevent further development of the product candidate.

The FDA and other regulatory agencies may require more extensive or expensive trials for CombinatoRx’s combination product candidates than may be required for single agent pharmaceuticals.

To obtain regulatory approval for CombinatoRx’s combination product candidates, we are typically required to show that each active pharmaceutical ingredient in the product candidate makes a contribution to the combined product candidate’s claimed effects and that the dosage of each component, including amount, frequency and duration, is such that the combination is safe and effective for a significant patient population requiring such concurrent therapy. As a result, we are typically required to conduct clinical trials comparing each component drug with the combination. This could require us to conduct more extensive and more expensive clinical trials than would be the case for many single agent pharmaceuticals. The need to conduct such trials could make it more difficult and costly to obtain regulatory approval of a combination drug than of a new drug containing only a single active pharmaceutical ingredient.

Even if we receive regulatory approvals for marketing CombinatoRx’s combination product candidates, if we fail to comply with continuing regulatory requirements, we could lose regulatory approvals, and our business would be adversely affected.

The FDA and other regulatory authorities continue to review therapeutic products and medical devices even after they receive initial approval. If we receive approval to commercialize any product candidates, the manufacturing, testing, marketing, sale and distribution of these drugs and medical devices will be subject to continuing regulation, including compliance with quality systems regulations, good manufacturing practices, adverse event reporting requirements and prohibitions on promoting a product for unapproved uses. Furthermore, heightened Congressional scrutiny on the adequacy of the FDA’s drug approval process and the agency’s efforts to assure the safety of marketed drugs has resulted in the enactment of legislation, the FDA Amendments Act of 2007, addressing, among other things, drug safety issues. This law provides the FDA with expanded authority over drug products after approval, including the authority to require post-approval studies and clinical trials, labeling changes based on new safety information, and compliance with REMS approved by the FDA. The FDA’s exercise of this authority could result in delays or increased costs during the period of product candidate development, clinical trials and regulatory review and approval, increased costs to assure compliance with new post-approval regulatory requirements, and potential restrictions on the sale of approved products, which could lead to lower product revenues to us or our collaborators. Enforcement actions resulting from failure to comply with government requirements could result in fines, suspension of approvals, withdrawal of approvals, recalls of products, product seizures, operating restrictions, and civil or criminal penalties. These enforcement actions could affect the manufacturing, testing, marketing, sale and distribution of our products.

Healthcare reform measures could adversely affect our business.

The efforts of governmental and third-party payors to contain or reduce the costs of healthcare may adversely affect the business and financial condition of pharmaceutical, biotechnology and medical device companies. In the United States and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the United States, pricing of prescription drugs and medical devices is subject to government control, and we expect proposals to implement similar controls in the United States to continue. The pendency or approval of such proposals could result in a decrease in the price of CombinatoRx common stock or limit our ability to raise capital or to enter into collaborations or license rights to our products.

Federal law may increase the pressure to reduce prices of pharmaceutical products paid for by Medicare, which could adversely affect our revenues, if any.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, expanded Medicare coverage for drug purchases by the elderly and disabled beginning in 2006. Under the MMA, private insurance plans subsidized by the government offer prescription drug coverage to Medicare beneficiaries who elect to enroll in their plans. Although almost all prescription drugs are potentially available to plan enrollees, the plans are allowed to use formularies, preferred drug lists and similar mechanisms to favor selected drugs and limit access to other drugs except in certain circumstances. The price of a drug as negotiated between the manufacturer and a plan is a factor that the plan can consider in determining its availability to enrollees.

As a result, we expect there will be increased pressure to reduce prices for drugs to obtain favorable status for them under the plans offering prescription drug coverage to Medicare beneficiaries. This pressure could decrease the coverage and price we receive for our products in the future and could seriously harm our business. It is possible that CombinatoRx combination products, if successfully developed, could be particularly subject to price reduction initiatives because they are based on combinations of lower priced existing drugs.

In addition, some members of Congress advocate that the federal government should negotiate directly with manufacturers for lower prices for drugs in the Medicare program, rather than rely on private plans. If the law were changed to allow or require such direct negotiation, there could be additional reductions in the coverage of and prices that we receive for our products.

Federal laws or regulations on drug importation could make lower cost versions of our future products available, which could adversely affect our revenues, if any.

The prices of some drugs are lower in other countries than in the United States because of government regulation and market conditions. Under current law, importation of drugs into the United States is generally not permitted unless the drugs are approved in the United States and the entity that holds that approval consents to the importation. Various proposals have been advanced to permit the importation of drugs from other countries to provide lower cost alternatives to the products available in the United States. In addition, the MMA requires the Secretary of Health and Human Services to promulgate regulations for drug reimportation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price in Canada than in the United States.

If the laws or regulations are changed to permit the importation of drugs into the United States in circumstances not now permitted, such a change could have an adverse effect on our business by making available lower priced alternatives to our future products.

Failure to obtain regulatory and pricing approvals in foreign jurisdictions could delay or prevent commercialization of our products abroad.

If we succeed in developing any products, we intend to market them in the European Union and other foreign jurisdictions. In order to do so, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval abroad may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and additional risks particularly because there may be additional variations between how CombinatoRx’s combinations of approved drugs and single agent drugs are treated in foreign jurisdictions. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We and our collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations. Even if we are successful at obtaining these approvals, regulatory agencies in foreign countries where the pricing of prescription drugs or medical devices is controlled by the government, could determine that pricing for CombinatoRx’s combination products should be based on prices for the existing drugs that comprise the active pharmaceutical ingredients in CombinatoRx’s combination products instead of allowing us to price CombinatoRx’s combination products at a premium as novel medicines.

Risks Related to Intellectual Property

Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.

Our success will depend on our ability to obtain and maintain adequate protection of our intellectual property, including our proprietary drug discovery technology and any products or product candidates we plan to develop. We intend to apply for patents with claims covering our technologies, processes, products and product candidates when and where we deem it appropriate to do so and plan to take other steps to protect our intellectual property. We have applied for patent protection covering our clinical and pre-clinical product candidates in the United States, and some, but not all, foreign countries. In countries where we have not and do not seek patent protection, third parties may be able to manufacture and sell our products without our permission, and we may not be able to stop them from doing so. The patents covering Exalgo expire in 2014, or they may be successfully challenged prior to expiration, after which Mallinckrodt may face generic competition for the specific formulation of Exalgo.

Similar to other biotechnology companies, our patent position is generally uncertain and involves complex legal and factual questions. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and other biotechnology companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. In addition, our existing patents and any future patents may not be sufficiently broad to prevent others from practicing our technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies or drugs, or design around our patents. our patents may be challenged, invalidated or fail to provide any competitive advantages.

The United States Patent and Trademark Office and similar agencies in foreign jurisdictions may not agree with our view that our combination product candidates are patentable or novel and non-obvious, and on this basis may deny patent protection. Even if we receive patent protection, others, including those who own patent or trade secret rights associated with the approved drugs that are active pharmaceutical ingredients of these product candidates, may attempt to invalidate our patent or trade secret rights. Even if our patent or trade secret rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of intellectual property rights.

If we do not obtain or are unable to maintain adequate patent or trade secret protection for products in the United States, competitors could duplicate them without repeating the extensive testing that we will be required to undertake to obtain approval of the products by the FDA and other regulatory authorities. Regardless of any patent protection, under the current statutory framework the FDA is prohibited by law from approving any generic version of any of CombinatoRx’s combination products for three years after it has approved CombinatoRx’s combination product. Upon the expiration of that period, or if that time period is altered, the FDA could approve a generic version of CombinatoRx’s combination product unless we have patent protection sufficient to enforce our rights. Without sufficient patent protection, the applicant for a generic version of CombinatoRx’s combination product would be required only to conduct a relatively inexpensive study to show that its product is bioequivalent to CombinatoRx’s combination product and would not have to repeat the studies that we conducted to demonstrate that the product is safe and effective. In the absence of adequate patent protection in other countries, competitors may similarly be able to obtain regulatory approval of products that duplicate CombinatoRx’s combination products.

We may not be able to develop or commercialize our product candidates due to intellectual property rights held by third parties.

If a third party holds a patent to a composition or method of use of an approved drug that is a component of one or more of CombinatoRx’s combination product candidates or a formulation technology related to CombinatoRx’s planned formulation of a combination product candidate, we may not be able to develop or commercialize such product candidates without first obtaining a license to such patent, or waiting for the patent to expire. In particular, for CombinatoRx’s combination product candidate, CRx-170, some of the various formulations and methods of use of one drug in the combination are covered by third-party patents which could pose an impediment to our ability to develop and commercialize these products. We believe that other formulations and methods of use of these drugs, which are not covered by any third-party patents, are available. However, we cannot be sure that the unpatented formulations or methods of use of these drugs will be the optimal formulation, or that a feasible formulation for these product candidates will be available. Additionally, there are three United States patents that may cover therapeutic uses of CRx-401, CombinatoRx’s Type 2 diabetes combination product candidate. We may not be able to develop or commercialize CombinatoRx’s CRx-401 combination product candidate without first obtaining a license to these patents, or waiting for them to expire. Our business will be harmed if we are unable to use the optimal formulation or methods of use of the component drugs that comprise our product candidates. This may occur because the formulations or methods of use are covered by one or more third-party patents, and a license to such patents is unavailable or is available on terms that are unacceptable.

We may be unable to in-license intellectual property rights or technology necessary to develop and commercialize CombinatoRx’s combination products.

Depending on its ultimate formulation and method of use, before we can develop, make, use, or sell a particular combination product candidate, we may need to obtain a license from one or more third parties who have patent or other intellectual property rights covering components of CombinatoRx’s combination product candidate or its method of use. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. Because CombinatoRx’s combination product candidates are based on combinations of existing drugs, there may be a significant number of patents covering both the active pharmaceutical ingredients in CombinatoRx’s combination product candidates and their method of use. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable, we might be unable to develop and commercialize one or more of CombinatoRx’s combination product candidates.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In our activities, we rely substantially upon proprietary materials, information, trade secrets and know-how to conduct our research and development activities, and to attract and retain collaborators, licensees and customers. We take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants and in our academic and commercial relationships. However, these steps may be inadequate, agreements may be violated, or there may be no adequate remedy available for a violation of an agreement. Our proprietary information may be inadvertently disclosed or we may lose the protection of our trade secrets. Our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets, which could adversely affect our ability to compete in the market.

Litigation or third-party claims of intellectual property infringement could require substantial time and money to resolve. Unfavorable outcomes in these proceedings could limit our intellectual property rights and our activities.

We may need to resort to litigation to enforce or defend our intellectual property rights, including any patents issued to us. If a competitor or collaborator files a patent application claiming technology also invented by us, in order to protect our rights, we may have to participate in an expensive and time consuming interference proceeding before the United States Patent and Trademark Office. We cannot guarantee that our product candidates will be free of claims by third parties alleging that we have infringed their intellectual property rights. Third parties may assert that we are employing their proprietary technologies without authorization and they may resort to litigation to attempt to enforce their rights. Third parties may have or obtain patents in the future and claim that the use of our technology or any of our product candidates infringes their patents. We may not be able to develop or commercialize product candidates because of patent protection others have. Our business will be harmed if we cannot obtain a necessary or desirable license, can obtain such a license only on terms we consider to be unattractive or unacceptable, or if we are unable to redesign our product candidates or processes to avoid actual or potential patent or other intellectual property infringement.

Our efforts to obtain, protect and defend our patent and other intellectual property rights, whether we are successful or not, may require us to incur substantial costs, including the diversion of management and technical personnel. An unfavorable ruling in patent or intellectual property litigation could subject us to significant liabilities to third parties, require us to cease developing, manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties, or result in awards of substantial damages against us. In addition, defending patent or other intellectual property litigation, whether we are successful or not, can be very expensive and may require us to incur substantial costs, including the diversion of management and technical personnel. During the course of any patent litigation, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the market price of CombinatoRx common stock may decline. General proclamations or statements by key public figures may also have a negative impact on the perceived value of our intellectual property.

There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third-party intellectual property on commercially reasonable terms, successfully develop non-infringing alternatives on a timely basis, or license non-infringing alternatives, if any exist, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize our products could seriously harm our business and prospects.

Risks Related to the Biotechnology and Pharmaceutical Industry

Our industry is highly competitive and our competitors and potential competitors may develop products and technologies that make ours less attractive or obsolete.

The development and commercialization of pharmaceutical products is highly competitive. Many companies, universities, and research organizations developing competing product candidates have greater resources and significantly greater experience in research and development, manufacturing, marketing, sales, distribution, financial and technical regulatory matters than we have. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Our competitors could commence and complete clinical testing of their product candidates, obtain regulatory approvals, and begin commercial-scale manufacturing of their products faster than we are able to for our products. They could develop drug discovery technology or products that would render CombinatoRx’s drug discovery technology and our product candidates, and those of our collaborators, obsolete and noncompetitive.

Our competitors already have high throughput screening technologies and if they employ these technologies to discover combination drugs, they may render CombinatoRx’s technologies or CombinatoRx’s approach to drug discovery and development obsolete or noncompetitive. Even when we successfully identify a new combination product candidate, our ability to commercialize any combination product candidate may be limited to the extent that we are unable to obtain patent protection for such a product candidate or patent or trade secret protection for its newly identified formulation. Our competitors may also be able to use similar component drugs or different combinations of component drugs to develop combination products that are not covered by our patents. Our competitors’ ability to market competitive drugs would adversely impact our ability to generate revenues. In addition, the approved drugs that are combined to produce our combination product candidates are likely to be commercially available at lower prices, so physicians may be able to prescribe the individual drugs already approved and marketed by other companies instead of prescribing our combination products. This practice could adversely impact our ability to generate revenues and would be difficult or impossible for us to prevent by enforcing our combination patents, if obtained.

CombinatoRx’s drug discovery technology will compete against well-established techniques to discover new drugs. If we are unable to compete effectively against these existing techniques and the companies that support them, then we may not be able to commercialize our product candidates or achieve a competitive position in the market. In addition, any product candidates that we do discover will face competition from single agent pharmaceuticals and potentially from other combination pharmaceuticals. Our competitors’ success is discovering new drugs and marketing existing drugs which compete with our product candidates would adversely affect our ability to generate revenues.

We may have significant product liability exposure which may harm our business and our reputation.

We face exposure to product liability and other claims if our product candidates, products or processes are alleged to have caused harm. These risks are inherent in the testing, manufacturing, and marketing of human therapeutic products and medical devices. We maintain product liability insurance covering our clinical trials of our product candidates. We may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost, if at all. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products or product candidates that we develop. If we are sued for any injury caused by our products, product candidates or processes, our liability could exceed our product liability insurance coverage and our total assets. Claims against us, regardless of their merit or potential outcome, may also divert significant management time and resources, generate negative publicity or hurt our ability to obtain physician endorsement of our products or expand our business.

We use and generate materials that may expose us to expensive and time-consuming legal claims.

Our development programs involve the use of hazardous materials, chemicals, and biological materials. We are subject to foreign, federal, state and local laws and regulations governing the use, manufacture, storage, and disposal of materials and waste products. We believe that our safety procedures for handling these materials comply with the standards prescribed by laws and regulations. However, we may incur significant costs to comply with current or future environmental laws and regulations. In addition, we cannot completely eliminate the risk of contamination or injury from hazardous materials. In the event of an accident, an injured party may seek to hold us liable for any damages that result. Any liability could exceed the limits or fall outside the coverage of our insurance, and we may not be able to maintain insurance on acceptable terms, if at all.

Risks Related to an Investment in CombinatoRx Common Stock

CombinatoRx common stock has a volatile public trading price.

The market price for CombinatoRx common stock has been volatile, and market prices for securities of companies comparable to CombinatoRx have been highly volatile. For example, the market price for CombinatoRx common stock declined sharply following CombinatoRx’s announcement of the results of CombinatoRx’s Phase 2 clinical trial for Synavive in subjects with knee osteoarthritis. In addition, the stock market as a whole and biotechnology and other life science stocks in particular have experienced significant recent price declines and volatility. Like CombinatoRx common stock, these stocks have experienced significant price and volume fluctuations for reasons unrelated to the operating performance of the individual companies. Factors giving rise to this volatility may include:

•	disclosure of actual or potential clinical results with respect to product candidates we are developing;

•	regulatory developments in both the United States and abroad;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern about the safety or efficacy of our product candidates or technology, their components, or related technology or new technologies generally;

•	public announcements by our competitors or others; and

•	general market conditions and comments by securities analysts and investors.

Failure to comply with The NASDAQ Global Market continued listing requirements may result in CombinatoRx common stock being delisted from The NASDAQ Global Market.

Due to the price of CombinatoRx common stock over the last several months, CombinatoRx may not continue to qualify for continued listing on The NASDAQ Global Market. To maintain listing, CombinatoRx is required, among other things, to maintain a minimum closing bid price of $1.00 per share. NASDAQ suspended enforcement of its rules requiring a minimum $1.00 closing bid price and a minimum market value of publicly held shares until July 31, 2009 and the rules were reinstated on August 3, 2009. Now that the enforcement of these requirements has resumed, if the closing bid price of CombinatoRx common stock is below $1.00 per share for 30 consecutive business days, CombinatoRx will receive a deficiency notice from NASDAQ advising it that it has a certain period of time, typically 180 days, to regain compliance by maintaining a minimum closing bid price of at least $1.00 for at least ten consecutive business days, although NASDAQ could require a longer period.

On May 19, 2009, CombinatoRx received a letter from the Listing Qualifications Department of The NASDAQ Stock Market informing CombinatoRx that, based on a review of CombinatoRx’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, CombinatoRx no longer complied with the minimum $10.0 million stockholders’ equity requirement for continued listing on The NASDAQ Global Market.

On June 8, 2009, CombinatoRx was granted an extension of time to regain compliance based on The NASDAQ Stock Market’s determination that CombinatoRx had provided a definitive plan evidencing

CombinatoRx’s ability to achieve and sustain compliance with the Stockholders’ Equity Requirement, CombinatoRx is now in compliance with the Stockholders’ Equity Requirement due to the completion of the divestiture of CombinatoRx’s former subsidiary, CombinatoRx (Singapore) Pte. Ltd.

The delisting of CombinatoRx common stock would significantly affect the ability of investors to trade CombinatoRx common stock and negatively impact the liquidity and price of CombinatoRx common stock. In addition, the delisting of CombinatoRx common stock could materially adversely impact CombinatoRx’s ability to raise capital on acceptable terms or at all. Delisting from The NASDAQ Global Market could also have other negative results, including the potential loss of confidence by CombinatoRx’s current or future third-party providers and collaboration partners, the loss of institutional investor interest, and fewer outlicensing and partnering opportunities.

Fluctuations in our operating losses could adversely affect the price of CombinatoRx common stock.

Our operating losses may fluctuate significantly on a quarterly basis. Some of the factors that may cause our operating losses to fluctuate on a period-to-period basis include royalties from set sales of Exalgo, if approved by the FDA, the status of our clinical and pre-clinical development programs, level of expenses incurred in connection with our clinical and pre-clinical development programs, restructuring costs, implementation or termination of collaboration, licensing, manufacturing or other material agreements with third parties, non-recurring revenue or expenses under any such agreement, and compliance with regulatory requirements. Period-to-period comparisons of our historical and future financial results may not be meaningful, and investors should not rely on them as an indication of future performance. Our fluctuating losses may fail to meet the expectations of securities analysts or investors. Our failure to meet these expectations may cause the price of CombinatoRx common stock to decline.

Our product development strategy may cause volatility in the price of CombinatoRx common stock, and we may incur significant costs from class action litigation.

Our strategy of initiating proof-of-concept clinical trials for multiple product candidates and making development decisions based on the results of these trials may result in a greater number of public announcements regarding the progress of our development efforts than would be true for a company developing fewer products or advancing products less quickly into proof-of-concept clinical trials. These announcements, including announcements regarding decisions to terminate further development of one or more product candidates, may cause significant volatility in the price of CombinatoRx common stock.

Recently, when the market price of a stock has been volatile, as the price of CombinatoRx common stock may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. A stockholder lawsuit could also divert the time and attention of our management.

Anti-takeover provisions in our charter documents and provisions of Delaware law may make an acquisition more difficult and could result in the entrenchment of management.

We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control or efforts to remove management more difficult. Also, under Delaware law, our board of directors may adopt additional anti-takeover measures. The existence of the following provisions of Delaware law and our sixth amended and restated charter or its amended and restated bylaws could limit the price that investors might be willing to pay in the future for shares of CombinatoRx common stock.

Our charter authorizes our board of directors to issue up to 5,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock and vote the stock they acquire to remove management or directors.

Our charter also provides staggered terms for the members of our board of directors. Under Section 141 of the Delaware General Corporation Law and our charter, our directors may be removed by stockholders only for cause and only by vote of the holders of 75% of voting shares then outstanding. These provisions may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control without the consent of our board of directors. These provisions could also delay the removal of management by the board of directors with or without cause. In addition our amended and restated bylaws limit the ability our stockholders to call special meetings of stockholders.

Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors uses its authority to accelerate vesting of options, this action could make an acquisition more costly, and it could prevent an acquisition from going forward.

Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction in advance. In October 2008, entities affiliated with BVF Inc. acquired more than 15% of CombinatoRx common stock without the prior approval of our board of directors. As a result, the provisions of Section 203 of the Delaware General Corporation Law will apply to certain transactions with these shareholders.

Change of control provisions in our collaboration agreements may make an acquisition of us more difficult or costly.

Under our research and license agreement with Angiotech, we have agreed that upon a change of control, as defined in the research and license agreement, the agreement would remain in effect, although Angiotech would have the right to terminate the agreement in the six months after a change of control if we were acquired by an entity operating primarily in Angiotech’s field.

Under our research collaboration and license agreement with Novartis, we have agreed that upon a change of control or liquidation of CombinatoRx, as defined in the agreement, Novartis may terminate the agreement after a change of control or liquidation after providing us with sixty days notice, and in the event of such termination, we will be required to pay Novartis $3.0 million if such termination is effective prior to November 1, 2009; $2.0 million if such termination is effective between November 1, 2009 and May 1, 2010; and $1.0 million if such termination is effective between May 1, 2010 and November 1, 2010.

These provisions may make a change of control more difficult or costly, but we believe that the proposed merger with Neuromed will not result in the termination of these agreements.

COMBINATORX ANNUAL MEETING

This joint proxy statement/prospectus is being sent to CombinatoRx stockholders in order to provide important information regarding the merger in connection with the solicitation of proxies by CombinatoRx’s board of directors for use at the annual meeting of its stockholders and at any adjournment or postponement of the annual meeting.

Date, Time and Place of the Annual Meeting

CombinatoRx will hold its annual meeting of its stockholders on November 16, 2009, at 9 a.m., local time, at the offices of Goodwin Procter LLP at 53 State Street, Boston, Massachusetts 02109.

Matters for Consideration

At the CombinatoRx annual meeting, CombinatoRx stockholders will be asked to consider and vote upon the following:

•	Proposal No. 1 to approve the issuance of shares of CombinatoRx common stock in the merger;

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Proposal No. 2 to authorize an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect a reverse stock split of CombinatoRx’s issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including two and eight would be combined and reclassified into one share of CombinatoRx common stock (such exact amount to be determined by the CombinatoRx board of directors);

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Proposal No. 3 to approve an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 200,000,000 shares, which represents an additional 140,000,000 shares, the approval of which is necessary to enable CombinatoRx to issue the required number of shares of CombinatoRx common stock to Neuromed stockholders in connection with the merger;

•	Proposal No. 4 to approve an option exchange program and a related amendment to the 2000 Plan to permit the option exchange program;

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Proposal No. 5 to approve the 2004 Plan to, among other things, increase the number of shares of CombinatoRx common stock currently issuable under the 2004 plan from 7,663,887 to 20,000,000 and to permit the option exchange program;

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Proposal No. 6 to elect Patrick Fortune and Robert Forrester as Class I members of the board of directors, to serve until CombinatoRx’s 2012 annual meeting of stockholders and until their successors are duly elected and qualified; provided however, that, if the merger is completed, the Board of Directors of CombinatoRx will be reconstituted as described in this joint proxy statement/prospectus; and

•	Proposal No. 7 to ratify the selection of Ernst & Young LLP as CombinatoRx’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

CombinatoRx stockholders may also be asked to consider and vote upon such other business as may properly come before the annual meeting, or any adjournment or postponement of the annual meeting. CombinatoRx is not aware of any business to be acted upon at the annual meeting other than the proposals set forth in this joint proxy statement/prospectus. If, however, other matters incident to the conduct of the annual meeting are properly brought before the annual meeting or any adjournment or postponement of the annual meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. If you vote “FOR” Proposal Nos. 1 through 7, or if you execute and return your proxy without instruction, the proxies will be authorized to vote for any adjournment, postponement, continuations or rescheduling of the meeting.

Board of Directors’ Recommendations

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF COMBINATORX COMMON STOCK IN THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ISSUANCE. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF COMBINATORX COMMON STOCK IN THE MERGER.

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AUTHORIZING AN AMENDMENT TO COMBINATORX’S SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF COMBINATORX’S ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PURSUANT TO WHICH ANY WHOLE NUMBER OF OUTSTANDING SHARES BETWEEN AND INCLUDING TWO AND EIGHT WOULD BE COMBINED AND RECLASSIFIED INTO ONE SHARE OF COMBINATORX COMMON STOCK (SUCH EXACT AMOUNT TO BE DETERMINED BY THE COMBINATORX BOARD OF DIRECTORS), IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AUTHORIZATION. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO AUTHORIZE AN AMENDMENT TO COMBINATORX’S SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF COMBINATORX’S ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PURSUANT TO WHICH ANY WHOLE NUMBER OF OUTSTANDING SHARES BETWEEN AND INCLUDING TWO AND EIGHT WOULD BE COMBINED AND RECLASSIFIED INTO ONE SHARE OF COMBINATORX COMMON STOCK (SUCH EXACT AMOUNT TO BE DETERMINED BY THE COMBINATORX BOARD OF DIRECTORS).

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO COMBINATORX’S SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 60,000,000 SHARES TO 200,000,000 SHARES, WHICH REPRESENTS AN ADDITIONAL 140,000,000 SHARES, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO COMBINATORX’S SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 60,000,000 SHARES TO 200,000,000 SHARES. THE APPROVAL OF PROPOSAL NO. 3 IS NECESSARY TO ENABLE COMBINATORX TO ISSUE THE REQUIRED NUMBER OF SHARES OF COMBINATORX COMMON STOCK TO NEUROMED STOCKHOLDERS IN CONNECTION WITH THE MERGER.

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN OPTION EXCHANGE PROGRAM AND A RELATED AMENDMENT TO THE 2000 PLAN TO PERMIT THE OPTION EXCHANGE PROGRAM IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH OPTION EXCHANGE PROGRAM AND SUCH AMENDMENT. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE AN OPTION EXCHANGE PROGRAM AND A RELATED AMENDMENT TO THE 2000 PLAN.

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO AND RESTATEMENT OF THE 2004 PLAN TO, AMONG OTHER THINGS, INCREASE THE NUMBER OF SHARES OF COMBINATORX COMMON STOCK CURRENTLY

ISSUABLE UNDER THE 2004 PLAN FROM 7,663,887 TO 20,000,000 AND TO PERMIT THE OPTION EXCHANGE PROGRAM IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT AND RESTATEMENT. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO APPROVE AN AMENDMENT TO AND RESTATEMENT OF THE 2004 PLAN.

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ELECTION OF PATRICK FORTUNE AND ROBERT FORRESTER AS CLASS I MEMBERS OF THE BOARD OF DIRECTORS, TO SERVE UNTIL COMBINATORX’S 2012 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO ELECT PATRICK FORTUNE AND ROBERT FORRESTER AS CLASS I MEMBERS OF THE BOARD OF DIRECTORS, TO SERVE UNTIL COMBINATORX’S 2012 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED; PROVIDED, HOWEVER, THAT, IF THE MERGER IS COMPLETED, THE COMBINATORX BOARD OF DIRECTORS WILL BE RECONSTITUTED AS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS COMBINATORX’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH RATIFICATION. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7 TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS COMBINATORX’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.

Record Date

The record date for determining the CombinatoRx stockholders entitled to vote at the annual meeting is October 9, 2009. Only holders of record of CombinatoRx common stock as of the close of business on that date are entitled to vote at the annual meeting. As of the record date, there were 35,063,881 shares of CombinatoRx common stock issued and outstanding, held by approximately 48 stockholders of record. Each share of CombinatoRx common stock issued and outstanding as of the record date entitles its holder to cast one vote on each matter submitted for stockholder approval at the annual meeting.

Quorum and Vote Required

In order to conduct business at the annual meeting, a quorum must be present. The holders of a majority of the shares of common stock outstanding on the record date for the meeting, present in person or represented by proxy at the annual meeting, constitute a quorum under CombinatoRx’s amended and restated bylaws. CombinatoRx will treat shares of common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the meeting for purposes of determining the existence of a quorum.

The affirmative vote of a majority of the outstanding common stock on the record date is required for approval of Proposal Nos. 2 and 3. The affirmative vote of a majority of the votes properly cast at the CombinatoRx annual meeting is required for approval of Proposal Nos. 1, 4, 5 and 7 above. The affirmative vote of a plurality of the votes properly cast at the CombinatoRx annual meeting is required for approval of Proposal No. 6.

Votes will be counted by the inspector of elections appointed for the meeting, who will separately count “For,” “Against,” “Withhold” and “Abstain” votes, and broker non-votes. Abstentions and broker non-votes are counted as present and entitled to vote for quorum purposes. Abstentions are treated as having not voted and thus will have the same effect as an “Against” vote for Proposal Nos. 2 and 3, but will have no effect on Proposal Nos. 1, 4, 5, 6 and 7. Similarly, broker non-votes will have the same effect as “Against” votes with respect to Proposal Nos. 2 and 3, but will have no effect on Proposal Nos. 1, 4, 5, 6 and 7. If a CombinatoRx stockholder does not vote by proxy or attend the annual meeting in person, it will have the same effect as a vote “Against” Proposal Nos. 2 and 3, but will not be counted in determining whether Proposal Nos. 1, 4, 5, 6 and 7 are approved.

Share Ownership of Management

As of September 30, 2009, the current directors and executive officers of CombinatoRx, together with their affiliates, collectively owned or controlled approximately 5.2% of the shares entitled to vote at the CombinatoRx annual meeting. On June 30, 2009, the following stockholders of CombinatoRx, collectively owning or controlling approximately 35.6% of the outstanding voting stock of CombinatoRx, entered into voting agreements pursuant to which they have agreed to vote their shares in favor of the CombinatoRx proposals submitted at CombinatoRx’s annual meeting: Alexis Borisy, Robert Forrester, Sally Crawford, Frank Haydu, Michael Kauffman, W. James O’Shea, Richard Pops, Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investment 10, L.L.C., Boston Millennia Associates II Partnership, Boston Millennia Partners II Limited Partnership, Boston Millennia Partners II-A Limited Partnership, Strategic Advisors Fund Limited Partnership and Boston Millennia Partners GmbH & Co. KG. The voting agreements are described in the section “Voting Agreements” on page 147.

Adjournment and Postponement

Any adjournment of the annual meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy. If the annual meeting is adjourned, CombinatoRx is not required to give notice of the time and place of the adjourned meeting if it is to take place within 30 days and if the time and place of the adjourned meeting are announced at the annual meeting, unless the CombinatoRx board of directors fixes a new record date for the annual meeting.

Voting and Revocation of Proxies

The CombinatoRx proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the CombinatoRx board of directors for use at the CombinatoRx annual meeting.

Proxies and Voting Generally

If you are a stockholder of record and your shares are registered directly in your name, you may vote by proxy as instructed on the proxy card by mail, telephone or the Internet. Shares represented by a properly signed and dated proxy that is returned prior to the annual meeting, or shares properly voted by Internet or telephone prior to the deadline detailed and by following the instructions on the proxy card, will be voted at the annual meeting. Proxies that are properly signed and dated but that do not contain voting instructions will be voted “FOR” Proposal Nos. 1 through 7. The proxy holder may vote the proxy in his or her discretion as to any other matter that may properly come before the CombinatoRx annual meeting. Because Proposal Nos. 2 and 3 require the affirmative vote of a majority of the common stock of CombinatoRx outstanding on the record date, if you do not vote by proxy or by attending the annual meeting and voting in person, it will have the same effect as a vote “Against” Proposal Nos. 2 and 3, but will not be counted in determining whether Proposal Nos. 1, 4, 5, 6 and 7 are approved.

As an alternative to voting by proxy, you may vote your shares in person at the annual meeting. If you attend the annual meeting, you may submit your vote in person, and any previous votes that you submitted by proxy will be superseded by the vote you cast in person at the annual meeting. If you plan to attend the CombinatoRx annual meeting and vote in person, please visit www.goodwinprocter.com/Directions.aspx for directions.

If your shares are held in street name and you wish to vote those shares in person at the annual meeting, you must obtain from the broker holding your CombinatoRx common stock a properly executed legal proxy identifying you as a CombinatoRx stockholder, authorizing you to act on behalf of the nominee at the annual meeting and identifying the number of shares with respect to which the authorization is granted.

Abstentions

CombinatoRx will count a properly executed proxy marked “Abstain” as present for purposes of determining whether a quorum is present but abstentions are not considered votes cast. Because the affirmative vote of a majority of the outstanding shares of CombinatoRx common stock is required for Proposal Nos. 2 and 3, if you mark your proxy “Abstain,” or if you attend the annual meeting in person and do not vote, it will have the effect of a vote “Against” Proposal Nos. 2 and 3. Because Proposal Nos. 1, 4, 5 and 7 require the affirmative vote of a majority of the votes properly cast at the annual meeting and because Proposal No. 6 requires a plurality of the votes properly cast at the annual meeting, if you mark your proxy “Abstain,” or if you attend the annual meeting in person and do not vote, it will not be counted towards the vote totals for and will have no effect on Proposal Nos. 1, 4, 5, 6 and 7.

Broker Non-Votes

If your shares are held in street name, your broker will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Under Delaware law, if you do not instruct your broker how to vote, your votes will not be counted as your broker cannot vote your shares of CombinatoRx common stock without specific instructions from you. Because the affirmative vote of a majority of the outstanding shares of CombinatoRx common stock is required to approve Proposal Nos. 2 and 3, if you do not instruct your broker how to vote, it will have the effect of a vote “Against” Proposal Nos. 2 and 3. Because Proposal Nos. 1, 4, 5 and 7 require the affirmative vote of a majority the votes properly cast at the annual meeting and because Proposal No. 6 requires a plurality of the votes properly cast at the annual meeting, if you do not instruct your broker how to vote, your vote will not be counted and will have no effect for Proposal Nos. 1, 4, 5, 6 and 7.

How to Revoke a Proxy

You may revoke your proxy at any time before it is voted by notifying the Secretary in writing, by returning a signed proxy with a later date, by transmitting a subsequent vote over the Internet or by telephone, or by attending the annual meeting and voting in person. If your stock is held in street name, you must contact your broker or nominee for instructions as to how to change your vote.

Notices to the Secretary of CombinatoRx should be addressed to: Secretary, CombinatoRx, Incorporated, 245 First Street, 3rd Floor, Cambridge, Massachusetts 02142.

Solicitation of Proxies and Expenses

The cost of solicitation of proxies will be borne by CombinatoRx and, in addition to soliciting stockholders by mail through its regular employees, CombinatoRx may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have CombinatoRx common stock registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by CombinatoRx’s officers and employees may also be made of some stockholders in person or by mail, telephone, e-mail or facsimile following the original solicitation. In addition, CombinatoRx has engaged Georgeson to assist in the solicitation of proxies for the meeting and CombinatoRx estimates it will pay Georgeson a fee of approximately $6,500. CombinatoRx has also agreed to reimburse Georgeson for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Georgeson against certain losses, costs and expenses.

Assistance

If you need assistance in completing your proxy card or have questions regarding the annual meeting, please contact Robert Forrester, CombinatoRx’s Interim President and Chief Executive Officer, or Jason Cole, CombinatoRx’s Senior Vice President and General Counsel, at (617) 301-7000.

NEUROMED SPECIAL MEETING

This joint proxy statement/prospectus is being sent to Neuromed stockholders in order to provide important information regarding the proposed merger in connection with the solicitation of proxies by Neuromed’s board of directors for use at the special meeting of its stockholders and at any adjournment or postponement of the special meeting.

Date, Time and Place of the Special Meeting

Neuromed will hold a special meeting of its stockholders on November 16, 2009, at 9 a.m., local time, at Neuromed’s corporate headquarters at 301 – 2389 Health Science Mall, Vancouver, BC V6T1Z3.

Matters for Consideration

At the Neuromed special meeting, Neuromed stockholders will be asked to consider and vote upon Proposal No. 1 to approve and adopt the merger agreement and to approve the merger.

Neuromed stockholders may also be asked to consider and vote upon such other business as may properly come before the special meeting, or any adjournment or postponement of the special meeting. Neuromed is not aware of any business to be acted upon at the special meeting, other than the proposals set forth in this joint proxy statement/prospectus. If, however, other matters incident to the conduct of the special meeting are properly brought before the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. If you vote “Against” Proposal No. 1, the proxies are not authorized to vote for any adjournment or postponement of the meeting, including for the purpose of soliciting additional proxies, unless you so indicate on the proxy card.

Board of Directors’ Recommendation

AFTER CAREFUL CONSIDERATION, THE NEUROMED BOARD OF DIRECTORS HAS APPROVED AND DECLARED ADVISABLE PROPOSAL NO. 1 TO ADOPT AND APPROVE THE MERGER AGREEMENT AND TO APPROVE THE MERGER. THE NEUROMED BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT AND THE MERGER ARE IN THE BEST INTERESTS OF NEUROMED AND ITS STOCKHOLDERS. THE NEUROMED BOARD OF DIRECTORS RECOMMENDS THAT THE NEUROMED STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND TO APPROVE THE MERGER.

Record Date and Voting Power

Only holders of record of Neuromed common stock, common special voting stock, series preferred stock, series special voting stock, Series F redeemable preferred stock and Series F special voting stock at the close of business on the record date, October 8, 2009, are entitled to notice of, and to vote at, the Neuromed special meeting. Series preferred stock consists of Series A-1 preferred stock, Series A-2 preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, Series C-1 preferred stock, Series C-2 preferred stock, Series D-1 preferred stock and Series D-2 preferred stock. Series special voting stock consists of Series A-1 special voting stock, Series A-2 special voting stock, Series B-1 special voting stock, Series B-2 special voting stock, Series C-1 special voting stock, Series C-2 special voting stock, Series D-1 special voting stock and Series D-2 special voting stock. Each share of common stock and common special voting stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. Each share of series preferred stock entitles the holder thereof to one vote for each share of common stock into which such share of preferred stock is convertible. The outstanding shares of series preferred stock currently convert into common stock on a one-to-one basis. Each share of series special voting stock entitles the holder thereof to the number of votes that a holder of a share of the corresponding series of series preferred stock is entitled to vote on each matter submitted for stockholder approval. Each share of Series F redeemable preferred stock and Series F special voting stock entitles the holder thereof to 714 votes on each matter submitted for stockholder approval.

There were 7 holders of record of common stock with 2,762,938 shares of common stock, 62 holders of record of common special voting stock with 1,649,801 shares of common special voting stock, 0 holders of record of Series A-1 preferred stock, with 0 shares of Series A-1 preferred stock, 0 holders of record of Series A-2 preferred stock, with 0 shares of Series A-2 preferred stock, 0 holders of record of Series B-1 preferred stock, with 0 shares of Series B-1 preferred stock, 0 holders of record of Series B-2 preferred stock, with 0 shares of Series B-2 preferred stock, 7 holders of record of Series C-1 preferred stock, with 8,375,000 shares of Series C-1 preferred stock, 7 holders of record of Series C-2 preferred stock, with 7,282,608 shares of Series C-2 preferred stock, 8 holders of record of Series D-1 preferred stock, with 10,832,994 shares of Series D-1 preferred stock, 6 holders of record of Series D-2 preferred stock, with 9,815,000 shares of Series D-2 preferred stock, 7 holders of record of Series A-1 special voting stock with 1,045,149 shares of Series A-1 special voting stock, 7 holders of record of Series A-2 special voting stock with 786,797 shares of Series A-2 special voting stock, 25 holders of record of Series B-1 special voting stock with 3,297,178 shares of Series B-1 special voting stock, 24 holders of record of Series B-2 special voting stock with 2,409,440 shares of Series B-2 special voting stock, 13 holders of record of Series C-1 special voting stock with 7,660,570 shares of Series C-1 special voting stock, 13 holders of record of Series C-2 special voting stock with 6,661,367 shares of Series C-2 special voting stock, 10 holders of record of Series D-1 special voting stock with 7,238,435 shares of Series D-1 special voting stock, 20 holders of record of Series D-2 special voting stock with 24,900,200 shares of Series D-2 special voting stock, 5 holders of record of Series F redeemable preferred stock with 2,924 shares of Series F redeemable preferred stock, and 11 holders of record of Series F special voting stock with 6,520 shares of Series F special voting stock, in each case, issued and outstanding at the close of business on the record date.

Shares Beneficially Owned by Directors and Executive Officers

As of the record date, the directors and executive officers of Neuromed beneficially owned shares of Neuromed capital stock representing approximately 6.8% of the outstanding voting power of Neuromed capital stock entitled to vote at the Neuromed special meeting. On June 30, 2009, the following Neuromed stockholders, beneficially owning collectively approximately 61% of the outstanding voting stock of Neuromed, entered into voting agreements pursuant to which they have agreed to vote their shares in favor of the approval and adoption of the merger agreement and the approval of the merger: Neuro Discovery Limited Partnership, Working Opportunity Fund (EVCC) Ltd., James Richardson & Sons, Limited, MPM Bioventures III, L.P., MPM Bioventures III-QP, L.P., MPM Bioventures III Parallel Fund, L.P., MPM Bioventures III GmbH & co. Beteiligungs KG and MPM Asset Management Investors 2003 BVIII LLC. The voting agreements are described in the section “Voting Agreements” on page 147.

Quorum and Vote Required

In order to conduct business at the special meeting, a quorum must be present. The presence, in person or by proxy, of the holders of a majority of the voting power of the Neuromed stock entitled to vote at a meeting is necessary to constitute a quorum at the Neuromed special meeting.

The approval of Proposal No. 1 requires the affirmative vote of the holders of a majority of the voting power of the common stock, preferred stock and special voting stock outstanding on the record date, voting as a single class. All other votes required under the Neuromed certificate of incorporation have been obtained for approval of Proposal No. 1. If a Neuromed stockholder abstains from voting, either in person or by proxy, it will have the same effect as a vote “Against” Proposal No. 1.

Votes will be counted by the inspector of elections appointed for the meeting, who will separately count “For,” “Against” and “Abstain” votes. Neuromed will count a properly executed proxy marked “Abstain” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. If you mark your proxy “Abstain,” or if you do not return a proxy and do not vote in person at the special meeting, it will have the effect of a vote “Against” Proposal No. 1.

Adjournment and Postponement

Any adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy. If the special meeting is adjourned, Neuromed is not required to give notice of the time and place of the adjourned meeting if it is to take place within 30 days and if the time and place of the adjourned meeting are announced at the special meeting, unless the Neuromed board of directors fixes a new record date for the special meeting.

Voting of Proxies

The Neuromed proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Neuromed board of directors for use at the Neuromed special meeting.

Proxies and Voting Generally

If you are a Neuromed stockholder of record, you may vote in person at the Neuromed special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, you are urged to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the special meeting and you will be given a ballot when you arrive.

•

To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the envelope provided. If you return your signed proxy card to Neuromed before the special meeting, Neuromed will vote your shares as you direct.

All properly executed proxies that are not revoked will be voted at the Neuromed special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of Neuromed voting stock executes and returns a proxy and does not specify otherwise, the shares represented by the proxy will be voted “FOR” Proposal No. 1 to approve and adopt the merger agreement and to approve the merger in accordance with the recommendation of the Neuromed board of directors.

Abstentions

As discussed above, Neuromed will count a properly executed proxy marked “Abstain” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. Because the affirmative vote of the holders of a majority of the voting power of Neuromed voting stock outstanding on the record date, voting as a single class, is required to adopt and approve Proposal No. 1, if you mark your proxy “Abstain,” or if you attend the special meeting in person and do not vote, it will have the effect of a vote “Against” Proposal No. 1.

How to Revoke a Proxy

You may revoke your proxy at any time before it is voted by notifying the Secretary of Neuromed in writing, by returning a signed proxy with a later date or by attending the special meeting and voting in person.

Notices to the Secretary of Neuromed should be addressed to: Secretary, Neuromed Pharmaceuticals, 301 – 2389 Health Science Mall, Vancouver, BC V6T1Z3.

Solicitation of Proxies and Expenses

Neuromed is soliciting proxies for the special meeting from the Neuromed stockholders and will bear the related expenses in connection with the solicitation of proxies. Neuromed expects that the expenses of this special solicitation will be nominal. Certain directors, officers and employees of Neuromed may solicit proxies, without additional remuneration, by mail, telephone, facsimile, e-mail and in person.

Neuromed Stock Certificates

Neuromed stockholders should not send stock certificates with their proxies. A letter of transmittal with instructions for the surrender of Neuromed stock certificates will be mailed to Neuromed stockholders separately.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact Christopher C. Gallen, Neuromed’s President and Chief Executive Officer, at (604) 909-2530.

THE MERGER

This section of the joint proxy statement/prospectus describes the material aspects of the merger. While CombinatoRx and Neuromed believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. For a more complete understanding of the merger, you should carefully read this entire joint proxy statement/prospectus, the merger agreement, the escrow agreement, the voting agreements, the registration rights agreement and the other documents referred to in this joint proxy statement/prospectus and attached as appendices.

General Description of the Merger

At the effective time of the merger, Merger Sub, a wholly-owned subsidiary of CombinatoRx, will merge with and into Neuromed, with Neuromed surviving the merger as a wholly-owned subsidiary of CombinatoRx. Pursuant to the terms of the merger agreement, assuming no changes in the outstanding share capital of CombinatoRx other than pursuant to exercises of CombinatoRx options having an exercise price less than $1.31 per share, CombinatoRx will issue as merger consideration a total of approximately 82.7 million shares of its common stock, a portion of which is subject to the terms of an escrow arrangement that is described below and in the section entitled “Escrow Agreement” beginning on page 143 of this joint proxy statement/prospectus. Neuromed stockholders will receive an aggregate of approximately 14.9 million shares at closing. The balance of such merger consideration, or an aggregate of approximately 67.8 million shares, will be placed into escrow at the closing and may or may not be released to Neuromed stockholders depending upon the timing of the FDA’s approval of Exalgo, which is a drug product candidate for which the commercial rights were recently sold by Neuromed Canada. These shares are referred to as “escrow shares.”

As described below in the section entitled “Escrow Agreement—Ownership Rights in the Escrow Shares” beginning on page 145, Neuromed stockholders will have voting and other ownership rights with respect to a portion of the escrow shares but no voting rights with respect to the milestone shares. As a result, current CombinatoRx stockholders will retain approximately 50% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger, current Neuromed stockholders will own or control approximately 48.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger (a portion of which will be subject to the terms of the escrow arrangement), and certain Neuromed directors, officers and other employees will hold approximately 1.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger in the form of shares underlying restricted stock unit awards granted by Neuromed under the Neuromed special equity incentive plan (a portion of which may be subject to forfeiture depending upon the timing of the FDA’s approval of Exalgo).

By releasing all, none or some of the escrow shares, former Neuromed stockholders’ percentage ownership of CombinatoRx following the merger will be adjusted. The release of the escrow shares, and any resulting adjustment of the relative ownership percentage of the then outstanding shares of common stock of the combined company, will be based upon the timing of the FDA’s approval of Exalgo. Exalgo is the subject of a recently filed New Drug Application, or NDA, with positive Phase 3 clinical results. In June 2009, Neuromed Canada sold the commercial rights to Exalgo to Mallinckrodt Inc., a subsidiary of Covidien plc, for $15 million in upfront payments, reimbursement of up to $16 million to cover certain of Neuromed’s costs associated with Exalgo, an approval milestone of $30 million, which could potentially increase up to $40 million, and tiered royalties on Exalgo net sales after FDA approval, if any, ranging from a mid to high-single digit percentage of net sales. The escrow arrangement is intended to provide CombinatoRx stockholders with the opportunity to participate in the potential benefits to the combined company if Exalgo is approved, but also provides some downward adjustment to the merger consideration in the event Exalgo approval is delayed or does not occur.

Subject to the terms and conditions of the escrow agreement, the number of shares of CombinatoRx common stock to be distributed to the Neuromed stockholders upon Exalgo approval will represent the percentage of the shares of CombinatoRx common stock outstanding immediately after the merger set forth in the following table:

	Approximate percentage of CombinatoRx common stock to be owned by:(1)
Exalgo Approval Date	Current CombinatoRx Stockholders	Current Neuromed Stockholders	Former Neuromed officers, directors and employees in the form of restricted stock unit awards(2)
On or before December 31, 2009	30%	69.1%	0.9	%(3)
On or after January 1, 2010 and on or before September 30, 2010	40%	58.8%	1.2	%(3)
On or after October 1, 2010 and on or before December 31, 2010	60%	39.1%	0.9	%(4)
After December 31, 2010 or not at all	70%	29.1%	0.9	%(5)

(1)	The percentages set forth in this table are based on the number of then outstanding shares of common stock of CombinatoRx, which reflects the impact of the release and/or cancellation of escrow shares in accordance with the terms of the escrow agreement, the issuance of the shares underlying the restricted stock unit awards granted by Neuromed under the Neuromed special equity incentive plan, and assumes no additional changes in the combined company’s capitalization after the effective time of the merger.
(2)	The Neuromed board of directors has granted certain Neuromed directors, officers and employees the right to receive awards representing an aggregate of 1.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger, a percentage of which may be subject to automatic forfeiture depending upon the Exalgo approval date.
(3)	100% of the restricted stock units will vest if the Exalgo approval date occurs on or before September 30, 2010.
(4)	If the Exalgo approval date does not occur before October 1, 2010, participants will then forfeit 50% of their restricted stock units. If the Exalgo approval date occurs on or after October 1, 2010 and on or before December 31, 2010, the then remaining 50% of the restricted stock units held by the participants will vest.
(5)	In the case of a non-employee director, in the event that the Exalgo approval date has not occurred on or before December 31, 2010, but such non-employee director continues to be a director as of such date, then 42.857% of the original number of restricted stock units underlying the award shall vest and the remainder of the restricted stock units underlying the award shall be immediately forfeited. In the case of an employee, in the event that the Exalgo approval date has not occurred on or before December 31, 2010, then 7.143% of the original number of restricted stock units underlying the award shall be immediately forfeited and in the event such employee remains employed by CombinatoRx on the fifth anniversary of the date the merger was consummated, then 42.857% of the original number of restricted stock units underlying the award shall vest.

As each of the milestone dates described above are reached without receipt of FDA approval of Exalgo, the parties have agreed that the requisite number of the escrow shares will be returned to the combined company, cancelled and cease to be outstanding such that the number of escrow shares is reduced to the number of escrow shares that would be released to former Neuromed US stockholders if FDA approval of Exalgo is received on or before the next milestone date. If FDA approval of Exalgo is not received on or before December 31, 2010, all of the remaining escrow shares will be returned to the combined company, cancelled and cease to be outstanding. As a result, the total number of outstanding shares of common stock of the combined company may fluctuate significantly based on the timing of FDA approval of Exalgo, if any.

Allocation of the Merger Consideration Among Neuromed US Stockholders

In accordance with the merger agreement, the holders of Neuromed US Series F redeemable preferred stock will receive, prior and in preference to any distribution of merger consideration to the holders of any other shares of Neuromed US capital stock, a number of shares of CombinatoRx common stock with a value (based on the valuation methodology described below) equal to the Series F preference amount, as defined below. The aggregate Series F preference amount is equal to $9,111,277 plus $15,185.46 for each day from and including February 25, 2009 through and including the closing date of the merger. For the purpose of satisfying the Series F preference amount, the value of the shares of CombinatoRx common stock distributed at the closing and not subject to escrow (referred to as “firm shares”) shall be equal to 85% of the volume-weighted average of the closing prices as reported on The NASDAQ Global Market for the CombinatoRx common stock during the five-trading day period ending two trading days prior to the closing date and the value of the escrow shares shall be equal to 70% of such volume-weighted average. Such percentages were determined as part of the overall merger negotiations between Neuromed and some of its securityholders and reflect the following factors and considerations:

•

that the holders of convertible promissory notes that were converted into shares of Series F redeemable preferred stock indicated that they would not convert their notes into such shares and accept the consideration to be paid in the merger in respect of such shares nor forego a portion of the special economic terms contained in the notes that became payable upon Neuromed’s sale of its commercial rights to Exalgo to Mallinckrodt in June 2009 unless the value of the shares of CombinatoRx common stock to be distributed in respect of shares of Series F redeemable preferred stock was calculated in the manner described above; and

•

that release of the escrow shares to Neuromed stockholders is contingent on FDA approval of Exalgo, and therefore may never be released, and even if FDA approval is obtained, such approval may not be received for up to 15 months after the value of the shares of CombinatoRx common stock issued as merger consideration is fixed.

If the firm shares and escrow shares were valued at 100% of the volume-weighted average of the closing prices of CombinatoRx common stock, the Series F preference amount would be satisfied by fewer shares of CombinatoRx common stock and therefore more shares of CombinatoRx to be issued in the merger would be allocated to stockholders of Neuromed who hold shares other than Series F redeemable preferred stock.

The holders of the Neuromed US Series F redeemable preferred stock will have the first entitlement to the firm shares. If the Series F preference amount exceeds the value of all of the firm shares, determined in accordance with the valuation methodology described above, then:

•

the holders of the Neuromed US Series F redeemable preferred stock will receive all of the firm shares, and the holders of Neuromed US common stock and Neuromed US series preferred stock will receive no firm shares; and

•	the holders of the Neuromed US Series F redeemable preferred stock will have the first entitlement to the holdback shares.

If the total number of firm shares and holdback shares, taken together, have a value that is less than the Series F preference amount, determined in accordance with the valuation methodology described above, then:

•

the holders of the Neuromed US Series F redeemable preferred stock will receive all of the firm shares and holdback shares, and the holders of Neuromed US common stock and Neuromed US series preferred stock will receive no firm shares or holdback shares; and

•	the holders of the Neuromed US Series F redeemable preferred stock will have the first entitlement to the remaining portion of the merger consideration, the milestone shares.

If the total number of firm shares, holdback shares and milestone shares collectively have a value that is less than the Series F preference amount, determined in accordance with the valuation methodology described above, then the holders of the Neuromed US Series F redeemable preferred stock will receive all of the merger consideration and the holders of Neuromed US common stock and Neuromed US series preferred stock will receive no merger consideration.

The holders of Neuromed US common stock and Neuromed US series preferred stock will, therefore, receive merger consideration only to the extent the value of such merger consideration, determined in accordance with the valuation methodology described above, exceeds the Series F preference amount and only from such categories of shares (firm, holdback or milestone) as remain after satisfaction of the Series F preference amount. The holders of Neuromed US common special voting stock, series preferred special voting stock or Series F preferred special voting stock, if any, will not be entitled to any portion of the merger consideration.

The following table sets forth the total number of shares of CombinatoRx stock that a holder of 100 shares of Neuromed Series F redeemable preferred stock and a holder of 100 shares of Neuromed common stock will be entitled to receive pursuant to the merger agreement, based on six different examples of the volume-weighted averages of closing prices as reported on The NASDAQ Global Market for the CombinatoRx common stock during the five-trading day period ending two trading days prior to the assumed closing date indicated. A holder of Neuromed series preferred stock will be entitled to receive, in respect of the aggregate number of shares of Neuromed series preferred stock that are convertible into 100 shares of Neuromed common stock, the same number of shares of CombinatoRx stock that a holder of 100 shares of Neuromed common stock will be entitled to receive.

Class of Neuromed stock	Stock Price(1)	Number of Shares of CombinatoRx Common Stock Issued at Closing and Not Subject to Escrow	Number of Shares of CombinatoRx Common Stock Issued at Closing and Subject to Escrow	Number of Shares of CombinatoRx Common Stock Released from Escrow if Exalgo Approval Date is
				On or Before December 31, 2009(2)	After December 31, 2009 and On or Before September 30, 2010(2)	After September 30, 2010 and On or Before December 31, 2010(2)	After December 31, 2010 or not at all(3)
Series F preferred stock	$2.25	6,828,495	Holdback:	—	—	—	—
			Milestone:	—	—	—	—

Common stock	$2.25	8,102,092	Holdback:	19,907,449	19,907,449	8,474,348	—
			Milestone:	47,887,336	17,957,751	—	—

Series F preferred stock	$2.00	7,682,057	Holdback:	—	—	—	—
			Milestone:	—	—	—	—

Common stock	$2.00	7,248,530	Holdback:	19,907,449	19,907,449	8,474,348	—
			Milestone:	47,887,336	17,957,751	—	—

Series F preferred stock	$1.50	10,242,743	Holdback:	—	—	—	—
			Milestone:	—	—	—	—

Common stock	$1.50	4,687,844	Holdback:	19,907,449	19,907,449	8,474,348	—
			Milestone:	47,887,336	17,957,751	—	—

Series F preferred stock	$1.25	12,291,291	Holdback:	—	—	—	—
			Milestone:	—	—	—	—

Common stock	$1.25	2,639,296	Holdback:	19,907,449	19,907,449	8,474,348	—
			Milestone:	47,887,336	17,957,751	—	—

Series F preferred stock	$1.00	14,930,587	Holdback:	526,426	526,426	526,426	—
			Milestone:	—	—	—	—

Common stock	$1.00	—	Holdback:	19,381,023	19,381,023	7,947,922	—
			Milestone:	47,887,336	17,957,751	—	—

Series F preferred stock	$0.21	14,930,587	Holdback:	19,907,449	19,907,449	8,474,348	—
			Milestone:	47,887,336	17,957,751	—	—

Common stock	$0.21	—	Holdback:	—	—	—	—
			Milestone:	—	—	—	—

(1)	An assumed volume-weighted average of the per share daily closing prices of CombinatoRx common stock as reported on The NASDAQ Global Market for the five (5) consecutive trading days ending on the second trading day prior to the effective time of the merger.
(2)

As each of the milestone dates is reached without receipt of FDA approval of Exalgo, the parties have agreed that the requisite number of the escrow shares will be returned to the combined company, cancelled and cease to be outstanding such that the number of escrow shares is reduced to the number of escrow shares that would be released to former Neuromed US stockholders if FDA approval of Exalgo is received on or before the next milestone date.

(3)	If FDA approval of Exalgo is not received on or before December 31, 2010, all of the remaining escrow shares will be returned to the combined company, cancelled and cease to be outstanding.

The information set forth in the table above assumes that the effective time occurs on November 10, 2009 and that as of immediately prior to the effective time of the merger:

•	35,063,881 shares of CombinatoRx common stock are actually outstanding;

•	851,621 shares of CombinatoRx’s common stock are subject to options having an exercise price less than $1.31 per share are outstanding;

•	9,444 shares of Neuromed Series F redeemable preferred stock are outstanding;

•	92,257,158 shares of Neuromed series preferred stock are outstanding (assuming the exercise of all outstanding warrants to purchase Neuromed series preferred stock);

•	4,449,545 shares of Neuromed common stock are outstanding (assuming the exercise of all outstanding warrants to purchase Neuromed US common stock); and

•	no options or warrants to purchase capital stock of Neuromed are outstanding.

Based on the assumptions set out above, if the volume-weighted average of the per share daily closing prices of CombinatoRx common stock as reported on The NASDAQ Global market for the five (5) consecutive trading days ending on the second trading day prior to the closing date of the merger is $0.21 or less, holders of Neuromed US common stock and Neuromed US series preferred stock will not be entitled to any merger consideration and holders of Neuromed US Series F redeemable preferred stock will have the right to receive all of the merger consideration, being approximately 14.9 million firm shares at closing and, subject to the terms of the escrow agreement, approximately 67.8 million escrow shares, consisting of approximately 19.9 million holdback shares and approximately 47.9 million milestone shares. If such volume-weighted average price is $1.03, holders of Neuromed US common stock and Neuromed US series preferred stock will have the right to receive, subject to the terms of the escrow agreement, an aggregate of approximately 67.8 million escrow shares, consisting of approximately 19.9 million holdback shares and approximately 47.9 million milestone shares, and no firm shares, and holders of Neuromed US Series F redeemable preferred stock will have the right to receive approximately 14.9 million firm shares at the closing and no holdback shares and no milestone shares. See “Escrow Agreement—Ownership Rights in the Escrow Shares” on page 145 for information regarding the holdback shares and milestone shares.

In approving the merger agreement, the holders of Neuromed preferred stock will be agreeing to accept the merger consideration as set forth in the merger agreement in satisfaction of any liquidation preferences that they may be entitled to under the Neuromed restated certificate of incorporation, as amended, prior to the consummation of the merger.

Background of the Merger

Both CombinatoRx and Neuromed routinely assess strategic opportunities as part of their evaluation of their business and the industry in which they operate and review various alternatives to strengthen their respective businesses and enhance long-term stockholder value. As part of these evaluations, both companies have, from time-to-time, considered various strategic alternatives, including capital raising transactions, licensing or sales of rights to products, acquisitions and potential sales of their respective companies.

In this regard, beginning in December 2007, Neuromed began actively exploring various alternatives to raise sufficient capital to fund its drug development programs as well as pursuing business development activities to outlicense or sell commercial rights to its Exalgo product candidate. In May 2008, Neuromed retained JMP Securities Inc., or JMP, to assist in these fundraising efforts.

Commencing in June 2008 and continuing through April 2009, representatives of Neuromed engaged in discussions with six entities other than CombinatoRx regarding a potential merger or sale transaction, and signed confidentiality agreements and exchanged information with five of such entities. Three of such entities declined to pursue further discussions and none of such discussions resulted in any formal offers with respect to a merger or sale of Neuromed. Of the three parties that elected not to pursue further discussion, one cited a lack of strategic synergies, one cited a preference to merge with a publicly listed entity and one did not provide a reason. Discussions with the two other parties did not progress far enough prior to Neuromed’s entering into the merger agreement with CombinatoRx to determine their level of interest in a transaction.

In the period from August 26, 2008 through June 30, 2009, Neuromed held frequent informal conference calls with members of its board of directors to provide updates regarding financing, collaboration and merger activities.

On October 6, 2008, CombinatoRx announced preliminary efficacy and safety results from the Phase 2 clinical trial of its lead product candidate Synavive in subjects with knee osteaoarthritis. While there was a trend in favor of Synavive, the combination did not demonstrate sufficient statistical significance when compared to both a placebo or the lower dose steroid component of Synavive alone and therefore did not achieve the goals of the trial. On the date the results were announced, the price per share of CombinatoRx common stock declined by over 75%, from $3.00 to $0.70. As a result, the CombinatoRx board of directors instructed management to preserve cash available while the board of directors considered the various strategic alternatives available to the company and its stockholders, including the viability of continuing to operate as an independent company. The CombinatoRx board of directors also directed management to complete the analysis of the data from the Synavive knee osteoarthritis trial, and to make a recommendation to the board of directors regarding the future operations of CombinatoRx and potential actions to be taken to reduce expenses and focus CombinatoRx on its core drug discovery and development business.

On October 16, 2008, the CombinatoRx board of directors received an update on the Synavive knee osteoarthritis data and discussed the potential future options for this drug product candidate. The CombinatoRx board of directors then reviewed the CombinatoRx portfolio of product candidates and research programs and its financial condition, and discussed the various strategic alternatives available to the company, including continued operation as an independent company, liquidation of the company and distribution of its assets to stockholders, as well as a strategic transaction such as a sale or merger. The board of directors then reviewed CombinatoRx management’s preliminary recommendations for actions to be taken to reduce headcount and conserve capital while the CombinatoRx board of directors considered the company’s strategic alternatives. The CombinatoRx board of directors then instructed management to provide a recommendation regarding the strategic direction of CombinatoRx and asked Mr. Borisy to arrange for investment banks experienced in reviewing strategic alternatives to make presentations to the board of directors regarding their capabilities and a process to identify potential merger candidates. All of the CombinatoRx directors (Mr. Alexis Borisy, Ms. Sally Crawford, Ms. Barbara Deptula, Mr. Frank Haydu, Dr. Michael Kauffman, Mr. Jim O’Shea, Mr. Richard Pops and Dr. Patrick Fortune) attended this meeting in person or by conference telephone. In addition, the following CombinatoRx officers were present at this meeting: Mr. Robert Forrester, at the time CombinatoRx’s Chief Financial Officer and currently its Interim President and Chief Executive Officer, Mr. John Randle, at the time CombinatoRx’s Senior Vice President of Commercial Development, Dr. Lynn Baird, at the time CombinatoRx’s Senior Vice President of Regulatory Affairs, Clinical Operations and Quality, Mr. Jason Cole, CombinatoRx’s Senior Vice President and General Counsel, and Mr. Justin Renz, at the time CombinatoRx’s Vice President of Finance.

On October 16, 2008, funds affiliated with BVF Inc., or BVF, filed a Schedule 13D with the SEC disclosing ownership of 23.77% of the outstanding CombinatoRx common stock, a majority of which were purchased after October 6, 2008 at prices between $0.60 and $0.78 per share.

On October 23, 2008, the CombinatoRx board of directors met to follow-up on the actions to be taken in response to the results of the Phase 2 clinical trial of Synavive. All of the CombinatoRx directors attended this meeting in person or by conference telephone. Mr. Borisy provided the other directors with a plan of recommendations for actions to reduce headcount and conserve capital and to focus on CombinatoRx’s other clinical programs and its cHTS drug discovery technology. During the meeting, the CombinatoRx board of directors discussed the need to gather information concerning the strategic alternatives available to it, including remaining a stand-alone public company or engaging in a business combination transaction. The board of directors directed management to finalize the recommended organizational restructuring, which, effective October 30, 2008, reduced its United States workforce by approximately 45%.

On October 29, 2008, at the BIO Investor Forum conference in San Francisco, California, Mr. Forrester met with Dr. Spänle of JMP. At the meeting, Dr. Spänle suggested that CombinatoRx consider a merger transaction with Neuromed.

On the evening of October 29, 2008, Mr. Borisy and Mr. Forrester met with representatives of BVF to discuss CombinatoRx’s business plans in general and to hear BVF’s views regarding the need for CombinatoRx to preserve capital and promptly outlicense its product candidates.

On the evening of October 29, 2008, at the BIO Investor Forum conference in San Francisco, California, Dr. Christopher C. Gallen, Neuromed’s President and Chief Executive Officer, and Mr. Bruce S. Colwill, at the time Neuromed’s Chief Financial Officer, met with representatives of JMP, including Dr. Spänle, to discuss the various financing activities and potential merger possibilities including CombinatoRx.

Following the announcement of the results from the Synavive knee osteoarthritis Phase 2 clinical trial on October 6, 2008, and throughout the months of October, November and December 2008, members of CombinatoRx management and certain members of the board of directors received multiple inquiries regarding potential merger or other transactions with CombinatoRx, including an inquiry from a senior executive of Party A. These inquiries were very preliminary in nature and CombinatoRx did not receive any written indications of interest. During late October 2008, Dr. Stelios Papadopoulos, who had been retained by CombinatoRx in August 2008 as a strategic advisor regarding the potential outlicensing of the Synavive product candidate, began to work with Mr. Borisy and Mr. Forrester to review these unsolicited expressions of interest and to develop a list of other companies with whom to potentially discuss the possibility of either acquiring or combining with CombinatoRx. Dr. Papadopoulos has over twenty years of investment banking experience in the biotechnology industry, including as Vice Chairman of Cowen & Co. and Chairman of PaineWebber’s life sciences group. The main criteria used to evaluate potential merger candidates included: (a) the depth, diversity and stage of development of the potential merger candidate’s product pipeline and whether such pipeline would be complimentary to the CombinatoRx pipeline; (b) the presence of a technology platform that, in addition to the CombinatoRx combination drug discovery platform, could provide the basis for development of additional product candidates by the combined company; (c) the quality and depth of management of the merger candidate, in particular in the area of pharmaceutical research and development; and (d) the financial resources of the merger candidate. Based on these criteria, throughout November and December 2008, Mr. Borisy and Mr. Forrester worked with Dr. Papadopoulos to develop a list of approximately 20 potential merger candidates, including Neuromed and Party A, that broadly matched these criteria.

On November 7, 2008, Dr. Spänle emailed Mr. Forrester non-confidential information relating to Neuromed and inviting CombinatoRx to learn more about the Neuromed business.

On November 10, 2008, Mr. Forrester met with a representative of Party A to discuss Party A’s potential interest in a potential merger or acquisition transaction with CombinatoRx.

From November 10, 2008 through late February 2009, CombinatoRx continued discussions with Party A regarding a potential business combination between the two companies. During this time, the parties conducted preliminary due diligence concerning each other. These discussions were preliminary in nature and no formal offers or proposals were made.

On November 10, 2008, BVF filed a Schedule 13D amendment with the SEC disclosing ownership of approximately 24.69% of the outstanding CombinatoRx common stock and the meeting with Mr. Borisy and Mr. Forrester on October 29, 2008. In the amended Schedule 13D, BVF indicated that it wanted CombinatoRx to either (a) return as much capital as possible to stockholders as soon as practical by downsizing to a minimal level and monetizing its remaining drug candidates and other assets or (b) committing to a cash tender of any and all shares of CombinatoRx common stock at a fixed price on a preset future date (e.g., $1.00/share on June 1, 2009) to protect “downside risk” to CombinatoRx stockholders.

On November 11, 2008, the CombinatoRx board of directors met to discuss CombinatoRx’s strategic direction, the amended Schedule 13D filed by BVF and the results of CombinatoRx’s efforts to gauge third-party interest in licensing Synavive after the disclosure of additional data from the Synavive knee osteoarthritis study and the results of the interim analysis of data from the Phase 2 clinical trial of CRx-401 in Type II diabetes. In this regard, the CombinatoRx board of directors noted that following the announcement of the data from the Synavive knee osteoarthritis clinical trial, no third party had made an offer to license Synavive. A broad range of strategic alternatives were discussed, including a sale or merger transaction, a potential liquidation of the company and distribution of its assets to stockholders and operating as a stand-alone business. As a result, the CombinatoRx board of directors directed CombinatoRx management to make a recommendation to the board of directors regarding the strategic direction of CombinatoRx and to arrange for investment banks or other advisors to provide the board of directors with presentations at the planned meeting in December regarding their capabilities and how they would conduct a process to identify merger candidates. All of the CombinatoRx directors attended this meeting in person or by conference telephone. In addition, Mr. Forrester attended this meeting.

On November 17, 2008, the CombinatoRx board of directors met to discuss with CombinatoRx management its recommendations for actions to be taken to further reduce headcount and conserve capital while the CombinatoRx board of directors considered the company’s strategic alternatives. As a result, the board of directors directed management to finalize its restructuring plans and implement the restructuring on or about November 20, 2008. All of the CombinatoRx directors attended this meeting in person or by conference telephone. In addition, the following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Cole and Mr. Renz.

On November 20, 2008, CombinatoRx undertook a further organizational restructuring that, in addition to the October 30, 2008 restructuring, reduced its United States workforce by an additional approximately 65% and was designed to conserve capital and realign the CombinatoRx business strategy to selectively advance product candidates into clinical trials, apply its cHTS drug discovery technology to identify new product candidates, continue funded drug discovery programs and seek additional opportunities for funded discovery in other therapeutic areas and to outlicense CombinatoRx’s clinical and preclinical product candidates.

On November 21, 2008, CombinatoRx and Neuromed entered into a confidentiality agreement.

On November 24, 2008, BVF filed a Schedule 13D amendment with the SEC disclosing ownership of approximately 25.22% of the outstanding CombinatoRx common stock. In the amended Schedule 13D, BVF indicated that it “applauded” CombinatoRx for taking steps to preserve capital, but continued to want CombinatoRx to either (a) return as much capital as possible to stockholders as soon as practical by downsizing to a minimal level and monetizing its remaining drug candidates and other assets or (b) committing to a cash tender of any and all shares of CombinatoRx common stock at a fixed price on a preset future date (e.g., $1.00/share on June 1, 2009) to protect “downside risk” to CombinatoRx stockholders.

On November 24, 2008, Mr. Borisy and Mr. Forrester met with Dr. Gallen and Mr. Sean Cunliffe, at the time Neuromed’s Chief Commercial Officer, as well as Mr. Carey from JMP, at CombinatoRx’s offices and Neuromed shared information about its business and its interest in exploring a potential merger transaction with CombinatoRx.

Between November 2008 and June 30, 2009, the management team of Neuromed met with DuMoulin Black LLP, outside Canadian legal counsel to Neuromed, Dorsey & Whitney LLP, outside U.S. legal counsel to Neuromed, WilmerHale, outside legal counsel to MPM Capital LLC, or MPM Capital, and JMP, Neuromed’s financial advisor, to discuss the status of ongoing negotiations with CombinatoRx and due diligence. During this period Neuromed conducted due diligence with respect to CombinatoRx.

Between November 2008 and June 30, 2009, the management team and directors of Neuromed regularly met informally, and discussed among themselves and with outside legal counsel, from time to time, various potential merger transactions, including a merger with CombinatoRx, and the duties and obligations of the directors in connection therewith.

On December 2, 2008, Dr. Spänle called Mr. Forrester to follow up on the November 24 meeting and to gauge CombinatoRx’s interest in potentially proceeding with a merger transaction with Neuromed.

On December 3, 2008, the entire Neuromed board of directors (Dr. Gallen, Dr. William Hunter, Dr. Mark Corrigan, Dr. James Miller, Mr. Kurt Wheeler, Mr. Todd Foley and Mr. Hartley Richardson) held a regular meeting in person and by conference telephone during which various strategic and financing alternatives available to Neuromed, including the discussions to date with CombinatoRx, were discussed. In addition, the following Neuromed officers or employees were present at this meeting: Dr. Snutch, Mr. Cunliffe, Ms. Stacey Murton, Mr. Ken Shaw and Ms. Suzanne Rowley. The following individuals also attended this meeting: Mr. Douglas Seppala of DuMoulin Black LLP and Mr. Patrick Brady, an observer to the board, representing Working Opportunity Fund (EVCC) Ltd.

On December 4, 2008, the CombinatoRx board of directors received an update on the CombinatoRx portfolio of product candidates and research programs, the progress of business development discussions for outlicensing Synavive and CombinatoRx’s financial condition following the recent restructurings. In this regard, the CombinatoRx board of directors noted that as of December 4, 2008 no party had made an offer to license Synavive. The CombinatoRx board of directors reviewed various strategic alternatives available to CombinatoRx, including operating as an independent company, liquidation of the company and distribution of its assets to stockholders, and entering into a merger transaction. Representatives of an investment banking firm presented for discussion a number of strategic alternatives available to CombinatoRx. In addition, management presented an analysis of various hypothetical scenarios in which CombinatoRx would liquidate or otherwise return capital to stockholders. At the meeting, the CombinatoRx board of directors instructed CombinatoRx management to review and discuss the list of potential merger and acquisition candidates developed with the assistance of Dr. Papadopoulos with Dr. Patrick Fortune, a member of the CombinatoRx board of directors with significant experience with mergers and acquisitions in this industry, and to seek to enter into a confidentiality agreement with BVF in order to provide BVF with more information regarding the business plans and financial condition of CombinatoRx. All of the CombinatoRx directors attended this meeting in person or by conference telephone. In addition, the following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Randle, Mr. Cole, and Mr. Renz. The following individuals also attended this meeting: Mr. Paul Kinsella and Mr. Geoff Davis, each of Ropes & Gray LLP, the company’s on-going securities counsel, and Dr. Papadopoulos.

On December 5, 2008, Dr. Spänle called Mr. Forrester to follow up on the December 4, 2008 board of directors meeting and to gauge CombinatoRx’s interest in potentially exploring a merger transaction with Neuromed.

On December 5, 2008, Mr. Borisy met with Mr. Foley, a member of the Neuromed board of directors and Managing Director of MPM Capital, through its affiliated investment funds, the largest stockholder of Neuromed. Mr. Borisy and Mr. Foley discussed the potential for a merger transaction between CombinatoRx and Neuromed.

On December 8, 2008, Mr. Borisy, Mr. Forrester and Mr. Pops, a member of the CombinatoRx board of directors, had a telephone call with representatives of BVF where the parties discussed entering into a confidentiality agreement so CombinatoRx could provide more information about CombinatoRx’s business to BVF.

On December 9, 2008, Mr. Borisy and Mr. Forrester met with Dr. Fortune to discuss the list of potential merger and acquisition candidates developed with the assistance of Dr. Papadopoulos. At the meeting, employing the criteria previously described which had been used in compiling the list of candidates, the participants decided to prioritize three companies, consisting of Neuromed, Party A and Company D, for CombinatoRx to review more closely and to explore the possibility of a potential merger transaction. The participants in this meeting expressed their view that a merger with one of these three companies presented the greatest potential of maximizing shareholder value for CombinatoRx.

Following the December 9, 2008 meeting, Mr. Forrester contacted each of the three companies, including Party A and Neuromed, about the possibility of a merger with CombinatoRx. Each of the companies contacted during this process was invited to make a presentation or provide information to CombinatoRx management and ultimately to certain members of the CombinatoRx board of directors. As part of the process of contacting these companies, on December 12, 2008, Mr. Forrester contacted Dr. Spänle and Dr. Gallen and CombinatoRx and Neuromed exchanged confidential information regarding their respective businesses in preparation for a meeting to be held on December 17, 2008 at CombinatoRx’s offices. During this conversation Mr. Forrester and Dr. Gallen discussed CombinatoRx’s potential interest in merging with Neuromed. CombinatoRx had a preliminary meeting with Company D, which decided not to further pursue discussions because of other strategic options it was pursuing.

On December 10, 2008, BVF filed a Schedule 13D amendment with the SEC disclosing ownership of approximately 30.35% of the outstanding CombinatoRx common stock.

During December 2008 and into March 2009, CombinatoRx exchanged confidential information with, and conducted preliminary due diligence on, each of the prioritized companies and held preliminary discussions with each of these companies. The discussions with each of the three companies included some or all of the following topics: an overview of the technology of the potential merger candidate; an overview of any products being developed by the potential merger candidate, including any potential significant technical, clinical or regulatory hurdles and the size of the likely commercial markets for such products; a financial overview of the potential merger candidate; the depth of management of the potential merger candidate; an overview of the CombinatoRx technology platform and its product candidates; and an overview of CombinatoRx’s financial position. At no point in these discussions did CombinatoRx make or receive a formal offer from any of these potential merger candidates.

On December 11, 2008, BVF and CombinatoRx entered into a confidentiality agreement pursuant to which CombinatoRx agreed to furnish material, non-public, confidential and proprietary information about CombinatoRx to BVF. Under the confidentiality agreement, CombinatoRx agreed to disclose the material, non-public information provided to BVF pursuant to the confidentiality agreement in connection with, or prior to the filing of, its Annual Report on Form 10-K, which was expected to be filed with the SEC by March 16, 2009. The confidentiality agreement also provided CombinatoRx with the ability to extend the disclosure deadline and BVF’s confidentiality obligations by up to 45 days if the CombinatoRx board of directors determined in good faith that disclosure would not be in the best interests of the CombinatoRx.

On December 15, 2008, Mr. Borisy and Mr. Forrester participated in a conference call with representatives of BVF. In accordance with the confidentiality agreement, the CombinatoRx representatives updated BVF on the CombinatoRx cash position, provided its internal preliminary liquidation analysis, reviewed its drug development assets, and provided an update on the status of discussions with collaboration partners and other strategic alternatives.

On December 17, 2008, representatives of BVF had a telephone call with Mr. Borisy, Mr. Forrester and Mr. Pops. During the call, BVF requested that CombinatoRx take two actions immediately: (a) return the “free” cash (as determined by the CombinatoRx internal preliminary liquidation analysis) to stockholders either through a dividend or stock repurchase; and (b) hire an independent auditor to review the CombinatoRx internal preliminary liquidation analysis. BVF also affirmed that working together was the best way forward for the relationship between the parties and also expressed a bias against CombinatoRx continuing to operate as an independent entity.

On December 17, 2008, Mr. Borisy and Mr. Forrester met with Dr. Gallen and Mr. Cunliffe, as well as Mr. Carey and Dr. Spänle from JMP, at CombinatoRx’s offices and the parties shared information about their respective businesses and the potential to enter into a merger transaction and perform additional mutual due diligence. In addition, there was substantial discussion about the potential structure of a transaction.

Between December 17, 2008 and June 30, 2009, Mr. Forrester and Dr. Papadopoulos regularly discussed with Dr. Gallen and Mr. Carey and Dr. Spänle from JMP the proposed terms and structure of a potential merger between CombinatoRx and Neuromed.

On January 6, 2009, the CombinatoRx board of directors met and received an update on business development activities including the lack of progress in finding a partner to license Synavive. The board of directors also discussed the recent discussions between CombinatoRx and BVF under the confidentiality agreement. Representatives of Goodwin Procter LLP, special M&A counsel to the company, reviewed with the CombinatoRx board of directors its legal obligations and fiduciary duties in this context. The CombinatoRx board of directors directed management to continue its activities in gathering information concerning the various strategic alternatives available to the company, including operating as an independent company, liquidation of the company and distribution of its assets to stockholders, and potentially entering into a merger or sale transaction. As a result, the CombinatoRx board of directors authorized management to engage an investment banking firm to assist the board of directors in connection with its review of the company’s liquidation analysis. All of the CombinatoRx directors attended this meeting in person or by conference telephone. In addition, the following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Cole and Mr. Renz. Mr. Stuart Cable of Goodwin Procter LLP, special M&A counsel to the company, also attended.

Between January 6, 2009 and June 30, 2009, the management team of CombinatoRx met regularly internally and with its outside legal counsel, Goodwin Procter, and its strategic advisor, Dr. Papadopoulos, to discuss the status of on-going negotiations and due diligence with the potential merger candidates, including Neuromed and Party A.

In January 2009, the scope of JMP’s engagement was expanded to include an evaluation of the sale, merger or reverse merger of Neuromed.

On January 12, 2009, Mr. Forrester met with representatives of Party A at the JPMorgan healthcare conference in San Francisco, California, where the parties discussed Party A’s potential interest in a merger transaction with CombinatoRx.

On January 13, 2009, Mr. Borisy and Mr. Forrester met with representatives of BVF at the JPMorgan healthcare conference in San Francisco, California. At the meeting, representatives of BVF indicated they were no longer interested in a liquidation of CombinatoRx and that their primary interest was having some cash being paid out to all stockholders to provide downside protection with the opportunity for stock price appreciation through internal or external business opportunities.

On January 15, 2009, Dr. Gallen met with Mr. Forrester at CombinatoRx’s offices and discussed the potential synergies of a combined company, the status of the CombinatoRx Singapore entity and potential strategies for developing the CombinatoRx pipeline of product candidates. In particular, they discussed the operations of each company and potential areas of operational overlap which could be rationalized following the closing of a merger as well as the structuring of clinical trials of various of CombinatoRx’s product candidates in a manner designed to increase the chances of FDA approval.

On January 21, 2009, Mr. Borisy, Mr. Forrester, Dr. Fortune and two other members of the CombinatoRx board of directors, Mr. Haydu and Dr. Kauffman, met with Dr. Gallen, Mr. Cunliffe and Mr. Colwill from Neuromed, as well as Mr. Carey and Dr. Spänle from JMP at CombinatoRx’s offices and Neuromed shared information about its businesses and the parties discussed the potential to enter into a merger transaction.

On January 21, 2009, CombinatoRx formally engaged Dr. Papadopoulos to assist with its ongoing efforts to outlicense its Synavive product candidate and to provide strategic advice in connection with potential merger or acquisition transactions.

On January 30, 2009, Mr. Borisy and Mr. Forrester met with representatives of Party A at CombinatoRx’s offices and Party A shared information about its businesses and the potential to enter into a merger transaction.

On February 5, 2009, Mr. Borisy, Mr. Forrester, Mr. Haydu, Dr. Fortune, Dr. Kauffman and Dr. Papadopoulos met with representatives of Party A at CombinatoRx’s offices and the parties shared information about their respective businesses and the potential to enter into a merger transaction and perform additional mutual due diligence.

On February 6, 2009, Mr. Borisy, Mr. Forrester, Dr. Fortune, Dr. Kauffman and Dr. Papadopoulos met with Dr. Gallen and other members of Neuromed management at Neuromed’s offices outside Philadelphia, Pennsylvania and the parties shared information about their respective businesses and discussed the potential to enter into a merger transaction.

On February 10, 2009, Mr. Forrester met with a representative of BVF at the BIO CEO conference in New York, where they had a general discussion regarding CombinatoRx’s business.

On February 11, 2009, two members of the CombinatoRx board of directors, Ms. Barbara Deptula and Mr. W. James O’Shea, met with Dr. Gallen, Mr. Cunliffe, and Mr. Wright from Neuromed and Mr. James Ottinger, a regulatory consultant to Neuromed, at Neuromed’s offices outside Philadelphia, Pennsylvania to learn more about Neuromed’s business.

On February 12, 2009, Dr. Gallen, Mr. Cunliffe, Mr. Jeffrey Arcara, Neuromed’s Vice President, Business Development, and Mr. C. Eugene Wright, Neuromed’s Vice President, Project Leadership, met with Mr. Forrester and Dr. Papadopoulos via conference call to discuss the progress of mutual due diligence, Neuromed’s Exalgo rights and responsibilities and potential strategies for a combined entity moving forward.

On February 13, 2009, Mr. Forrester and Dr. Papadopoulos discussed with Dr. Gallen, Mr. Foley and Dr. Spänle the terms of the proposed Neuromed convertible debt financing.

On February 18, 2009, Ms. Deptula and Ms. Crawford, both members of the CombinatoRx board of directors, met with the Chief Executive Officer of Party A to learn more about Party A’s business and discuss a potential merger transaction with CombinatoRx.

On February 19, 2009, the CombinatoRx board of directors reviewed each of the various strategic alternatives available to CombinatoRx, including operating as an independent company, liquidation of the company and distribution of its assets to stockholders, and potentially entering into a merger transaction. With respect to continuing to operate as an independent company, the CombinatoRx board of directors received an update on the CombinatoRx portfolio of product candidates and research programs, the lack of progress on late-stage business development discussions for outlicensing Synavive and CombinatoRx’s financial condition. With respect to a liquidation, the CombinatoRx board of directors reviewed the independent liquidation analysis of the company prepared by an investment banking firm. This analysis sought to estimate the amount of cash available for distribution reduced by estimated secured claims, administrative, tax and priority claims and the estimated costs and expenses of a liquidation. With respect to a merger transaction, the CombinatoRx board of directors discussed, with the assistance of Dr. Papadopoulos, the two most advanced preliminary merger discussions—those with Party A and Neuromed. Both Party A and Neuromed were invited to make presentations to the CombinatoRx board of directors. Party A was unable to present to the CombinatoRx board of directors on this date. Representatives of Neuromed, including Dr. Gallen, presented Neuromed’s business to the CombinatoRx board of directors and discussed Neuromed’s interest in pursuing a merger transaction with CombinatoRx. At the meeting, CombinatoRx board of directors determined that, because the valuation in the independent liquidation analysis, which supported the analysis previously conducted by the company’s management, was significantly below the company’s market price, liquidation was not a viable alternative and should no longer be explored. The CombinatoRx board of directors directed management to continue its efforts in pursuing its business development opportunities and cost reduction activities. With respect to a merger transaction, the CombinatoRx board of directors formed a transaction committee, consisting of Mr. Haydu and Dr. Fortune, to assist CombinatoRx management in evaluating potential strategic transactions. Mr. Haydu has significant experience with public companies involved in a strategic alternative process and Dr. Fortune is a partner of Boston Millennia Partners, a venture capital firm, and has significant merger and acquisition experience in the life sciences industry. All of the CombinatoRx directors attended this meeting in person or by conference telephone. The following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Randle, Mr. Cole and Mr. Renz. In addition, the following Neuromed officers were present at this meeting: Dr. Gallen, Dr. Wright, Mr. Arcara and Mr. Ottinger. Mr. Cable and Mr. Johnson of Goodwin Procter also attended this meeting.

On February 20, 2009, the Neuromed board of directors held a special meeting at which all directors were present in person or by conference telephone to approve a convertible debt financing of approximately $9 million. The Neuromed board of directors was also provided with an update on discussions and negotiations with various companies regarding possible strategic transactions, including merger discussions with CombinatoRx. The Neuromed board of directors discussed the relative merits of the various possible transactions and negotiation strategies. In addition, the following Neuromed officers or employees were present at this meeting: Mr. Colwill and Ms. Rowley. The following individuals also attended this meeting: Mr. Jason Sutherland of DuMoulin Black LLP and Mr. Brady, a representative of Working Opportunity Fund (EVCC) Ltd.

On February 23, 2009, the CombinatoRx transaction committee met at the Boston, Massachusetts offices of Goodwin Procter where they discussed the process to be undertaken by the transaction committee to assist CombinatoRx management in evaluating potential strategic transactions, including the potential merger transaction with Neuromed. The transaction committee decided to invite all CombinatoRx board members to attend and participate in transaction committee meetings and conference calls. The CombinatoRx transaction committee discussed the potential merger transaction with Neuromed and considered the advantages and disadvantages of a business combination. The advantages included Exalgo’s positive preliminary Phase 3 clinical results as well as Neuromed’s discovery and development programs which have the potential to generate additional complementary product candidates for development by the combined company or for outlicensing. The potential disadvantages included Neuromed’s needs with respect to cash flow, particularly with respect to the commercialization of Exalgo, the administrative challenges of managing a company with multiple geographic locations and Neuromed management’s lack of public company experience. In order to properly consider the potential adverse effects of a combination with Neuromed, the CombinatoRx transaction committee sought additional data from the Phase 3 clinical trial of Exalgo from Neuromed and engaged FDA consultants in order to conduct due diligence with respect to Exalgo and to advise it on the likely timeline for FDA approval of Exalgo. Both members of the CombinatoRx transaction committee attended this meeting. Mr. Cable and Mr. Johnson of Goodwin Procter also attended this meeting.

In February 2009, CombinatoRx engaged Dr. Cynthia McCormick and Dr. Deborah B. Leiderman as consultants to assist CombinatoRx in its due diligence review of Exalgo. Certain of CombinatoRx’s existing consultants, employees and outside counsel at Goodwin Procter also assisted CombinatoRx in its due diligence review of Neuromed and Exalgo. On February 24, 2009, Mr. Forrester and Dr. Fortune had a teleconference with Dr. McCormick and Dr. Leiderman to discuss Exalgo.

On February 24, 2009, Dr. Gallen, Mr. Colwill, and Dr. Spänle from JMP met via conference call with Mr. Forrester to discuss the next steps in the merger process.

On February 25, 2009, Neuromed completed a convertible debt financing of approximately $9 million with certain of its existing stockholders, including investment funds affiliated with MPM Capital.

By February 27, 2009, Party A indicated that given its other strategic alternatives it was not interested in pursuing further discussions regarding a potential merger transaction with CombinatoRx.

On March 4, 2009, Mr. Forrester, Mr. Randle, and representatives of Neuromed met with Dr. McCormick and Dr. Leiderman, CombinatoRx’s FDA regulatory consultants, in Washington, DC, and by teleconference to discuss Exalgo. In particular, they discussed Exalgo’s positive preliminary Phase 3 clinical results and the potential timeline for FDA approval of this product candidate. The parties also discussed the various risks associated with predicting the timing of FDA approval of Exalgo or any other drug product candidate.

On March 6, 2009, Dr. Gallen shared with Mr. Forrester the positive data from the Phase 3 clinical trial of Exalgo in subjects with chronic lower back pain and subsequently provided the full data to CombinatoRx for its review.

On March 6, 2009, the CombinatoRx transaction committee met at the Boston, Massachusetts offices of Goodwin Procter with members of CombinatoRx management, Dr. Papadopoulos and Mr. Cable and Mr. Johnson of Goodwin Procter. At the meeting the transaction committee was updated on the ongoing due diligence review of Exalgo, including the review by the CombinatoRx regulatory consultants, the recent positive Phase 3 data and the potential for Neuromed to outlicense Exalgo. As a result of these encouraging developments, including the positive data from the Phase 3 clinical trial of Exalgo and the completion by Neuromed of its convertible debt financing, the transaction committee discussed that the next steps for Dr. Papadopoulos would be to discuss and negotiate the terms of a potential transaction with Neuromed with representatives of JMP. The transaction committee also determined to investigate further its remaining concerns regarding the potential adverse effects of a combination with Neuromed, namely the need for Neuromed to outlicense or sell the commercial rights to Exalgo prior to the execution of the merger agreement in order to ensure that the combined company has sufficient capital to grow its business, the administrative challenges of managing a company with multiple geographic locations and Neuromed management’s lack of public company experience. Both members of the CombinatoRx transaction committee attended this meeting. The following CombinatoRx officers were present at this meeting: Mr. Borisy, Mr. Forrester, Mr. Randle and Mr. Cole.

From March 6, 2009 through May 5, 2009, Dr. Papadopoulos had discussions with representatives of JMP regarding potential merger transaction structures and exchange ratios. These discussions primarily focused on the percentage of stock which would be issued to Neuromed’s stockholders in connection with this transaction and whether the exchange ratio should be set at a fixed amount by the parties or would change depending on the occurrence of certain future events. While CombinatoRx proposed that each company’s stockholders hold fifty percent of CombinatoRx’s stock following the merger, Neuromed believed that this was not sufficient given Neuromed’s belief that Exalgo could receive FDA approval as early as 2009. Dr. Papadopoulos also had discussions with members of the Neuromed board of directors and Mr. Wheeler and Mr. Foley of MPM Capital, through its affiliated investment funds, Neuromed’s largest stockholder, and BVF, regarding their interest in a potential merger transaction between CombinatoRx and Neuromed. Given the uncertainty regarding the likelihood and timing of the FDA’s approval of Exalgo, the parties could not reach agreement with respect to an appropriate exchange ratio. During this period, Dr. Papadopoulos also discussed with the members of the transaction committee the likelihood that in order to reach agreement with Neuromed, CombinatoRx would have to agree to increase or decrease the amount of merger consideration depending on the timing of FDA approval.

On March 9, 2009, Dr. Spänle of JMP held a teleconference with Dr. Papadopoulos to discuss initial valuation proposals, including the potential for a range of fixed relative valuations.

On March 10, 2009, the CombinatoRx transaction committee met by teleconference with members of CombinatoRx management, Dr. Papadopoulos, and Mr. Cable and Mr. Johnson of Goodwin Procter. At the meeting the transaction committee was updated on Dr. Papadopoulos’ preliminary discussions with JMP regarding the terms of a potential merger with Neuromed and his discussion with Mr. Foley of MPM Capital. As a result, the CombinatoRx transaction committee determined to meet with representatives of BVF on March 11, 2009 to discuss a potential merger transaction with Neuromed. Both members of the CombinatoRx transaction committee attended this meeting. The following CombinatoRx officers were present at this transaction committee meeting: Mr. Borisy, Mr. Forrester, Mr. Randle and Mr. Cole.

On March 11, 2009, the entire Neuromed board of directors met at Neuromed’s offices in Vancouver, British Columbia in person and by conference telephone. Mr. Borisy and Mr. Forrester from CombinatoRx presented the CombinatoRx business to the Neuromed board of directors and discussed CombinatoRx’s interest in entering into a merger transaction with Neuromed. Management provided an update on Exalgo including the status of negotiations with several firms regarding a strategic alliance, including an alliance with Covidien. Dr. Spänle of JMP joined the meeting and reviewed several merger options, including CombinatoRx, and the option of pursuing a private financing. Dr. Spänle’s review included an analysis of the risks and benefits of each of these options. In addition, the following Neuromed officers or employees were present at this meeting: Dr. Snutch, Mr. Cunliffe, Ms. Murton, Mr. Shaw and Ms. Rowley. The following individuals also attended this meeting: Mr. Seppala of DuMoulin Black LLP and Mr. Brady, a representative of Working Opportunity Fund (EVCC) Ltd.

On the evening of March 11, 2009, Mr. Borisy and Mr. Forrester met with representatives of BVF in San Francisco, California, and discussed, among other matters, a potential merger transaction with Neuromed. At the meeting, representatives of BVF were receptive to a potential merger transaction with Neuromed, and also suggested that CombinatoRx continue to explore strategic transactions with other companies, including Party B.

On March 13, 2009, CombinatoRx extended the confidentiality agreement with BVF, in accordance with its terms, to April 30, 2009.

On March 13, 2009, the CombinatoRx transaction committee met by teleconference with members of CombinatoRx management, Dr. Papadopoulos, and Mr. Cable and Mr. Johnson of Goodwin Procter. At the meeting the transaction committee was updated by Mr. Borisy and Mr. Forrester on the March 11, 2009 meeting with the Neuromed board of directors and the receptiveness of Neuromed and its largest stockholders to pursue a merger transaction with CombinatoRx. The transaction committee was also updated on the discussions between Mr. Borisy and Mr. Forrester and representatives of BVF regarding a potential merger transaction with Neuromed. The CombinatoRx transaction committee acknowledged the importance of securing the approval of BVF and MPM Capital, the two largest stockholders of CombinatoRx and Neuromed, respectively, with respect to any potential merger transaction structure and exchange ratio before incurring the substantial expense of negotiating and executing a merger agreement. As a result, the CombinatoRx transaction committee considered whether a transaction could be structured in a way that provided for some adjustment to the merger consideration in the event Exalgo did not receive FDA approval. In addition, in order to address the need for the combined company to have sufficient capital to grow its business, the CombinatoRx transaction committee decided to make the outlicense or sale of the commercial rights to Exalgo prior to the execution of the merger agreement a condition to the transaction. Both members of the CombinatoRx transaction committee attended this meeting. Two other directors, Ms. Crawford and Ms. Deptula, also attended. The following CombinatoRx officers were present at this meeting: Mr. Borisy, Mr. Forrester, Mr. Randle and Mr. Cole.

On March 19, 2009, Dr. Gallen, Dr. Spänle of JMP, and Dr. Papadopoulos met with representatives of BVF in San Francisco, California, to discuss a potential merger transaction between CombinatoRx and Neuromed, including a review of Neuromed’s assets and the general concept of a deal structure that would provide for some downward adjustment to the merger consideration in the event Exalgo did not receive FDA approval.

On March 23, 2009, Dr. Gallen met with Mr. Haydu and Dr. Fortune in Boston, Massachusetts to discuss his potential operating plans for a combined company.

On March 23 and 24, 2009, Mr. Forrester contacted a senior executive at Party B to discuss a potential business combination between Party B and CombinatoRx. Party B had not been on the list of 20 potential merger candidates developed by CombinatoRx in connection with this process. These meetings were the first discussions which the parties had concerning a potential merger and were preliminary in nature. The price, terms and structure of the transaction were not discussed.

From March 24, 2009 through approximately April 13, 2009, CombinatoRx involved representatives of Party B in its process to identify potential merger candidates and both parties performed mutual financial and technical due diligence.

On March 24, 2009, the CombinatoRx board of directors met by teleconference with members of CombinatoRx management, Dr. Papadopoulos, and Mr. Johnson of Goodwin Procter. At the meeting, the CombinatoRx board of directors was updated by Dr. Papadopoulos on the preliminary discussions with JMP regarding the terms of a potential merger with Neuromed and the meetings and discussions with representatives of BVF regarding the potential merger transaction and potentially extending the deadline for BVF to potentially nominate candidates for the CombinatoRx board of directors. The transaction committee of the CombinatoRx board of directors provided an update on their recent meeting with Dr. Gallen of Neuromed and the progress that was being made with respect to a potential transaction with Neuromed as well as the potential adverse effects of such a transaction. Mr. Forrester also updated the board of directors on preliminary discussions with Party B relating to a potential business combination transaction. The CombinatoRx board of directors agreed with the recommendation of the transaction committee that the outlicense or sale of the commercial rights to Exalgo prior to the execution of the merger agreement should be a condition to the transaction. As a result, the CombinatoRx board of directors asked management and the transaction committee to continue to pursue and negotiate a potential merger transaction with Neuromed. All of the CombinatoRx directors except Ms. Deptula and Dr. Kauffman attended this meeting in person or by conference telephone. The following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Randle and Mr. Cole.

On March 24, 2009, Dr. Spänle of JMP held a teleconference with Dr. Papadopoulos to discuss the possibility of relative valuation being determined by adjustable ratios based on agreed upon Neuromed milestones.

On March 25, 2009, CombinatoRx and BVF entered into an agreement related to extending the deadline for BVF to potentially nominate candidates for the CombinatoRx board of directors and other matters.

On March 31, 2009, the CombinatoRx transaction committee met by teleconference with members of CombinatoRx management, Dr. Papadopoulos, and Mr. Cable and Mr. Johnson of Goodwin Procter in order to provide an update on the progress of various actions relating to a potential transaction with Neuromed. At the meeting the transaction committee was updated by Dr. Papadopoulos on the ongoing discussions with JMP regarding the terms of a potential merger with Neuromed and the meetings and discussions with representatives of BVF regarding the potential merger transaction and other alternatives. Mr. Forrester also updated the board of directors on ongoing discussions with Party B relating to a potential merger transaction. As a result, the CombinatoRx transaction committee determined to continue these efforts and to meet again on April 7, 2009. Both members of the CombinatoRx transaction committee attended this meeting. Four other directors, Ms. Deptula, Dr. Kauffman, Mr. O’Shea and Mr. Pops, also attended. The following CombinatoRx officers were present at this meeting: Mr. Borisy, Mr. Forrester, Mr. Randle and Mr. Cole.

On April 2, 2009, Mr. Forrester met with Dr. Gallen at Neuromed’s offices outside Philadelphia, Pennsylvania to discuss various matters relating to Exalgo including the status of and timing of FDA approval as well as the progress being made by Neuromed to outlicense or sell the commercial rights to Exalgo. They also discussed the valuations of CombinatoRx and Neuromed and the exchange ratio for any potential transaction.

On April 3, 2009, Mr. Forrester had a telephone conversation with a representative of Party B regarding a potential business combination transaction.

On April 3 and 5, 2009, Dr. Gallen and Dr. Spänle met via conference call with Mr. Forrester and Dr. Papadopoulos and discussed Synavive and related valuation issues, including the possibility of an initial 50:50 ratio with an adjustment mechanism.

On April 7, 2009, the CombinatoRx transaction committee met by teleconference with members of CombinatoRx management, Dr. Papadopoulos and Mr. Cable and Mr. Johnson of Goodwin Procter. At the meeting the transaction committee was updated by Dr. Papadopoulos on the ongoing discussions with JMP regarding the terms of a potential merger with Neuromed and the meetings and discussions with representatives of BVF regarding the potential merger transaction and other alternatives. As a result, the CombinatoRx transaction committee determined to continue these efforts to reach general agreement on a potential merger transaction structure and exchange ratio among Neuromed, CombinatoRx, MPM Capital and BVF. Both members of the CombinatoRx transaction committee attended this meeting. Two other directors, Ms. Crawford and Dr. Kauffman, also attended. The following CombinatoRx officers were present at this meeting: Mr. Borisy, Mr. Forrester, Mr. Randle and Mr. Cole.

On April 9, 2009, Mr. Haydu and Dr. Fortune met with representatives of BVF in Boston, Massachusetts to discuss CombinatoRx’s business and efforts being made by CombinatoRx to pursue a merger transaction with Neuromed or other alternatives.

On April 11, 2009, Dr. Gallen and Dr. Spänle of JMP met by teleconference with Mr. Forrester and Dr. Papadopolous to discuss the potential merger transaction, the progress being made by Neuromed to outlicense or sell the commercial rights to Exalgo, and the deal structure that would provide for some downward adjustment to the merger consideration in the event that Exalgo did not receive FDA approval.

On or about April 13, 2009, representatives of BVF, the largest stockholder of CombinatoRx, and Mr. Wheeler of MPM Capital, through its affiliated investment funds, the largest stockholder of Neuromed, met and discussed their mutual interest in a merger transaction between CombinatoRx and Neuromed, under certain circumstances, and discussed various transaction structures, including a structure where the overall merger consideration provided to Neuromed stockholders would be contingent on the timing of FDA approval of Exalgo.

On April 14, 2009, Dr. Gallen and Dr. Spänle met via conference call with Mr. Forrester and Dr. Papadopoulos and discussed the potential merger including potential structures for the Exalgo collaboration and the status of the collaboration between Neuromed and Merck & Co., Inc., or Merck.

On April 14, 2009, Mr. Wheeler, a member of Neuromed’s board of directors met with representatives of BVF to discuss the potential merger including its advantages and potential terms to provide for some downward adjustment to the merger consideration in the event that Exalgo did not receive FDA approval.

On April 15, 2009, the CombinatoRx transaction committee met by teleconference with members of CombinatoRx management, Dr. Papadopoulos and Mr. Cable and Mr. Johnson of Goodwin Procter. At the meeting the transaction committee was updated by Dr. Papadopoulos on the April 13, 2009 meeting between Mr. Wheeler of MPM Capital and BVF, and ongoing discussions with JMP regarding the terms of a potential merger with Neuromed, including transaction structures with merger consideration being contingent on the timing of FDA approval of Exalgo. The CombinatoRx board of directors was also updated on the progress being made by Neuromed to outlicense or sell the commercial rights to Exalgo. Mr. Forrester also updated the transaction committee that, given the other potential strategic alternatives which it was considering, Party B did not wish to proceed with a merger transaction with CombinatoRx at this time. As a result, the CombinatoRx transaction committee determined to continue the ongoing efforts to reach general agreement on a potential merger transaction structure and exchange ratio among Neuromed, CombinatoRx, MPM Capital and BVF, Both members of the CombinatoRx transaction committee attended this meeting. Three other directors, Ms. Crawford, Dr. Kauffman and Mr. O’Shea, also attended. The following CombinatoRx officers were present at this meeting: Mr. Borisy, Mr. Forrester, Mr. Randle and Mr. Cole.

On April 20, 2009, Dr. Gallen and Dr. Spänle met with Mr. Forrester and Dr. Papadopoulos via conference call and discussed various aspects of the potential merger.

On April 21, 2009, the CombinatoRx transaction committee met by teleconference with members of CombinatoRx management, Dr. Papadopoulos, and Mr. Cable and Mr. Johnson of Goodwin Procter. At the meeting the transaction committee was updated by Dr. Papadopoulos on ongoing discussions with JMP regarding the terms of a potential merger with Neuromed, including transaction structures with merger consideration being contingent on the timing of FDA approval of Exalgo. As a result, the CombinatoRx transaction committee determined to present the current status of the negotiations to the full board of directors on April 24, 2009. Both members of the CombinatoRx transaction committee attended this meeting. One other director, Ms. Crawford, also attended. The following CombinatoRx officers were present at this meeting: Mr. Borisy, Mr. Forrester and Mr. Cole.

On April 24, 2009, the CombinatoRx board of directors met by teleconference with members of CombinatoRx management, Dr. Papadopoulos, and Mr. Cable and Mr. Johnson of Goodwin Procter. At the meeting the board of directors was updated by Dr. Papadopoulos and Mr. Forrester on the process followed by CombinatoRx to identify potential parties for a strategic transaction since October 2008, including a summary of all of the various strategic alternatives that had been explored, including operating as an independent company, liquidation of the company and distribution of its assets to stockholders, and potentially entering into a merger transaction. Management also summarized the current status of all of the potential business combinations considered, including that each of Party A and Party B had indicated it was not interested in pursuing further discussions. Dr. Papadopoulos and Mr. Forrester also updated the board of directors on ongoing discussions with JMP and Mr. Foley and Mr. Wheeler of MPM Capital and BVF regarding the terms of a potential merger with Neuromed. Based on discussions with these individuals, the parties had agreed upon a transaction structure in which the amount of merger consideration would adjust depending on the timing of FDA approval of Exalgo. Management presented the board of directors with various financial pro forma data for the combined entity and an estimated timeline of next steps required to negotiate and execute a merger agreement and close a potential transaction. The CombinatoRx board of directors was also updated on the progress being made by Neuromed to outlicense or sell the commercial rights to Exalgo. The CombinatoRx board of directors also considered and discussed the lack of any progress in outlicensing Synavive, the costs of being a stand-alone public company and the company’s current product development pipeline which was still in an early stage of development. As a result, the CombinatoRx board of directors authorized management to negotiate a non-binding term sheet relating to a potential transaction with Neuromed and to engage an investment banker to render a fairness opinion in connection with that transaction. All of the CombinatoRx directors except Mr. Haydu attended this meeting in person or by conference telephone. The following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Randle and Mr. Renz.

On April 24, 2009, representatives of Goodwin Procter provided an initial draft of a non-binding term sheet to DuMoulin Black LLP, Neuromed’s outside Canadian legal counsel. The initial draft of the term sheet provided for a “merger of equals” with an adjustment mechanism to the merger consideration actually retained by the Neuromed stockholders, based upon the timing of Exalgo approval by the FDA. The terms of this adjustment mechanism were essentially the same as the terms set forth in the definitive merger agreement.

From April 24, 2009 to May 5, 2009, outside legal counsel to CombinatoRx and Neuromed negotiated the non-binding term sheet, including terms relating to registration rights of the combined company’s stockholders, board composition and management team, the location of the combined company’s headquarters, as well as specifics relating to the adjustment mechanism to the merger consideration, in each case with input from CombinatoRx and Neuromed management, representatives of JMP, Dr. Papadopoulos, Mr. Foley and Mr. Wheeler from MPM Capital and representatives of BVF.

On April 30, 2009, Dr. Gallen met with Mr. Forrester via conference call to discuss various aspects related to the potential merger between CombinatoRx and Neuromed including the status of the mutual due diligence process.

On April 30, 2009, CombinatoRx and BVF agreed to extend the confidentiality agreement and the nomination agreement until June 1, 2009.

On May 5, 2009, CombinatoRx and Neuromed agreed to the terms of the non-binding term sheet relating to a merger between CombinatoRx and Neuromed, which terms were essentially the same terms set forth in the definitive merger agreement.

On May 6, 2009, the CombinatoRx transaction committee met by teleconference with members of CombinatoRx management, Dr. Papadopoulos and Mr. Johnson of Goodwin Procter. At the meeting, the transaction committee was updated by Dr. Papadopoulos and Mr. Forrester on the discussions with representatives of JMP, MPM Capital and BVF that resulted in the entry into the non-binding term sheet relating to a merger of CombinatoRx and Neuromed. The transaction committee was also updated on the progress being made by Neuromed to outlicense or sell the commercial rights to Exalgo. As a result, the CombinatoRx board of directors authorized management to engage Wedbush Morgan Securities, Inc. or Wedbush Morgan, to provide a fairness opinion in connection with the potential merger transaction. Both members of the CombinatoRx transaction committee attended this meeting. Four other directors, Ms. Crawford, Ms. Deptula, Mr. O’Shea and Mr. Pops, also attended. The following CombinatoRx officers were present at this meeting: Mr. Borisy, Mr. Forrester, Mr. Randle, Mr. Cole and Mr. Renz.

On May 7, 2009, Mr. Forrester contacted representatives of Wedbush Morgan, to potentially provide a fairness opinion to the CombinatoRx board of directors in connection with the potential merger transaction between CombinatoRx and Neuromed.

On May 12, 2009, the CombinatoRx board of directors retained Wedbush Morgan to provide a fairness opinion to the CombinatoRx board of directors in connection with the potential merger transaction between CombinatoRx and Neuromed.

On May 12 and 13, 2009, Goodwin Procter delivered an initial draft of the merger agreement and related documentation to Neuromed and its outside Canadian legal counsel, DuMoulin Black LLP, and to MPM Capital and its outside legal counsel, WilmerHale.

Between May 12, 2009 and June 30, 2009, CombinatoRx and Goodwin Procter and Neuromed, WilmerHale, DuMoulin Black LLP and Dorsey & Whitney exchanged numerous drafts of the merger agreement and its various exhibits, including the form of escrow agreement, form voting agreements and the form registration rights agreement. Throughout this period, CombinatoRx, Goodwin Procter, Dr. Papadopoulos and representatives of BVF and Neuromed, WilmerHale, DuMoulin Black LLP, Dorsey & Whitney, JMP and Mr. Foley of MPM Capital engaged in negotiations regarding the merger agreement and related documentation. During this period, these discussions focused on, among other things, the mechanics of the escrow agreement, the various stockholder approvals required for the transaction by Neuromed investors, closing conditions, potential board and management structures of the combined company and the structure of the transaction. Throughout this period, representatives of CombinatoRx and Neuromed continued their mutual due diligence review.

On May 14, 2009, the CombinatoRx board of directors met by teleconference with members of CombinatoRx management, Dr. Papadopoulos, and Mr. Cable of Goodwin Procter. At the meeting, Mr. Forrester updated the board of directors on the status of negotiating the transaction documents for the potential merger with Neuromed, the progress being made by Neuromed to outlicense or sell the commercial rights to Exalgo, Neuromed’s plans to file an NDA for Exalgo with the FDA, and the engagement of Wedbush Morgan. Dr. Papadopoulos and Mr. Forrester also summarized for the board of directors the process followed by CombinatoRx to identify potential parties for a strategic transaction since October 2008, including the identification of potential collaboration partners prior to the announcement of the results of the Synavive clinical trial and the subsequent efforts to identify a potential merger candidate. The CombinatoRx board of directors also discussed the fact that Neuromed was the only prospective merger candidate and considered how Neuromed compared with the criteria it originally developed for Dr. Papadopoulos when he was asked to begin identifying merger candidates. These criteria included: (a) the depth, diversity and stage of development of the potential merger candidate’s product pipeline and whether such pipeline would be complimentary to the CombinatoRx pipeline; (b) the presence of a technology platform that, in addition to the CombinatoRx combination drug discovery platform, could provide the basis for development of additional product candidates by the combined company; (c) the quality and depth of management of the merger candidate, in particular in the area of pharmaceutical research and development; and (d) the financial resources of the merger candidate. While Neuromed did not have significant financial resources, the CombinatoRx board of directors considered how closely Neuromed met criteria (a) – (c). In addition, the CombinatoRx board of directors discussed the actions taken by the transaction committee and management to address the remaining potential adverse effects of a combination with Neuromed that were previously identified by the transaction committee, namely the administrative challenges of managing a company with multiple geographic locations and Neuromed management’s lack of public company experience. As a result, the CombinatoRx board of directors directed management to negotiate a corporate structure and management team to address these concerns and to continue its ongoing efforts with respect to a merger transaction with Neuromed. All of the CombinatoRx directors except Mr. Pops attended this meeting in person or by conference telephone. The following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Randle, Mr. Cole and Mr. Renz.

On May 14, 2009, Dr. Gallen met with Mr. Foley of MPM Capital and Mr. Peter Handrinos of WilmerHale to discuss the initial draft of the merger agreement circulated by Goodwin Procter.

On May 22, 2009, the CombinatoRx board of directors met by teleconference with members of CombinatoRx management, Dr. Papadopoulos, and Mr. Cable and Mr. Johnson of Goodwin Procter. At the meeting, the CombinatoRx board of directors approved the divestiture of CombinatoRx (Singapore) Pte. Ltd. and related matters. Mr. Forrester also updated the board of directors on the status of negotiating the transaction documents for the potential merger with Neuromed, the progress being made by Neuromed to outlicense or sell the commercial rights to Exalgo to third parties, the filing of the NDA for Exalgo with the FDA on May 22, 2009 and the decision by Merck not to pursue further development of the preclinical ion-channel product candidates licensed to Merck by Neuromed. The CombinatoRx board of directors discussed Merck’s decision not to pursue further development of the ion-channel product candidates licensed to Merck by Neuromed, and the likelihood that Merck would then terminate its collaboration and license agreement with Neuromed for compounds targeting N-type calcium channels. While the CombinatoRx board of directors was disappointed with this termination, it concluded that Exalgo represented the principal asset of Neuromed and this event did not materially affect the transaction committee’s view concerning the benefits of the potential business combination. All of the CombinatoRx directors except Mr. O’Shea and Dr. Kauffman attended this meeting in person or by conference telephone. The following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Cole and Mr. Renz.

On May 26, 2009, the CombinatoRx transaction committee met at the Boston, Massachusetts offices of Goodwin Procter with members of CombinatoRx management, Dr. Papadopoulos, and Mr. Cable and Mr. Johnson of Goodwin Procter. At the meeting the transaction committee discussed various business and legal issues from the merger agreement being negotiated with Neuromed with CombinatoRx management, Dr. Papadopoulos and representatives of Goodwin Procter, the concerns of the CombinatoRx board of directors relating to the combined entity’s corporate structure and headquarters as well as the board and management team composition. The CombinatoRx transaction committee determined that if Neuromed agreed that the corporate headquarters would remain in Cambridge, Massachusetts, that the board of directors of the combined company would have ten total directors with five current directors of CombinatoRx and five directors to be named by Neuromed, and that the management team would include Mr. Forrester as chief operating officer, Mr. Renz as chief financial officer and Mr. Cole as general counsel, the remaining potential adverse effects of a business combination with Neuromed would be addressed. Both members of the CombinatoRx transaction committee attended this meeting. The following CombinatoRx officers were present at this meeting: Mr. Forrester and Mr. Cole.

On May 26, 2009, in order to facilitate CombinatoRx’s due diligence review of Neuromed a conference call was held between representatives of Neuromed, CombinatoRx and Covidien plc, or Covidien, which was then in negotiations with Neuromed to acquire the commercial rights to Exalgo.

On May 27 and 28, 2009, Dr. Gallen met with various representatives of CombinatoRx at CombinatoRx’s offices. Additionally he met with Mr. Haydu. During the meetings the parties discussed the components of a post-merger operating plan, negotiated board and management composition, reviewed Neuromed’s assets, and discussed compensation matters and the CombinatoRx drug discovery platform.

On June 1, 2009, CombinatoRx and BVF agreed to extend the confidentiality agreement and the nomination agreement until June 30, 2009.

On June 2, 2009, Evans & Evans was retained by Neuromed to provide a fairness opinion to the Neuromed board of directors in connection with the potential merger transaction between CombinatoRx and Neuromed.

On June 4, 2009, the CombinatoRx board of directors received an update on the progress being made on the negotiations of the transaction documents for a potential merger with Neuromed and the progress being made by Neuromed to outlicense or sell the commercial rights to Exalgo. All of the CombinatoRx directors except Mr. Fortune and Dr. Kauffman attended this meeting in person or by conference telephone. The following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Randle, Mr. Cole and Mr. Renz. In addition, Mr. Cable of Goodwin Procter and Dr. Papadopoulos also attended.

On June 4, 2009, the Neuromed board of directors met by conference telephone. Management provided the board of directors with an update on negotiations with CombinatoRx. The board of directors discussed the treatment of Neuromed’s then existing bridge notes upon, or prior to, any potential merger with CombinatoRx. The board of directors also discussed the implications of an Exalgo agreement with Covidien occurring prior to the merger and the impact on the conversion of the notes. All the Neuromed directors except Dr. Hunter and Mr. Richardson attended this meeting in person or by conference telephone. In addition, Ms. Murton, an employee of Neuromed, was present at this meeting. The following individuals also attended this meeting: Mr. Seppala of DuMoulin Black LLP, Mr. Brady, a representative of Working Opportunity Fund (EVCC) Ltd. and Mr. Andrew Holtmann, a representative of James Richardson & Sons, Limited.

On June 8, 2009, Dr. Corrigan and Dr. Hunter, non-management and non-investor directors of Neuromed, engaged Stikeman Elliott LLP to serve as separate outside counsel to advise them as directors of Neuromed in relation to the proposed merger with CombinatoRx. Dr. Corrigan and Dr. Hunter had discussions with Stikeman Elliott from time to time through June 30, 2009, during which various terms of the proposed merger with CombinatoRx were discussed and considered and Dr. Corrigan and Dr. Hunter were advised of their obligations and fiduciary duties as directors of Neuromed and their role in the deliberative process relating to such transaction.

On June 11, 2009, the Neuromed board of directors met by conference telephone. Following a review by management of the final form of agreement with Mallinckrodt Inc., a subsidiary of Covidien, for the sale by Neuromed of the commercial rights to Exalgo to Mallinckrodt Inc., the board of directors approved the final agreement. The board of directors discussed the current status of negotiations with CombinatoRx and the possibility of creating a special equity incentive plan for certain directors, officers and employees of Neuromed. All of the Neuromed directors except Mr. Richardson attended this meeting in person or by conference telephone. Ms. Murton, an employee of Neuromed, was present at this meeting. The following individuals also attended this meeting: Mr. Seppala of DuMoulin Black LLP, Mr. Brady, a representative of Working Opportunity Fund (EVCC) Ltd. and Mr. Holtmann, a representative of James Richardson & Sons, Limited.

On June 11, 2009, Neuromed entered into an agreement to sell the commercial rights to Exalgo to Mallinckrodt Inc. for $15 million in upfront payments, reimbursement of up to $16 million to cover certain of Neuromed’s costs associated with Exalgo, an FDA approval milestone of $30 million, which could potentially increase to up to $40 million, and tiered royalties on Exalgo net sales after FDA approval.

On June 11, 2009, Neuromed announced that Merck had provided notice of termination of the research collaboration and license agreement for compounds targeting N-type calcium channels.

On June 15, 2009, the CombinatoRx transaction committee met by teleconference with members of CombinatoRx management, Dr. Papadopoulos, and Mr. Cable and Mr. Johnson of Goodwin Procter. At the meeting, Dr. Papadopoulos and representatives of Goodwin Procter updated the transaction committee on the open business and legal issues from the merger agreement with CombinatoRx management, including matters related to the escrow arrangement, which was the method used to adjust the merger consideration following the consummation of the merger. Therefore, given the progress made on CombinatoRx’s due diligence review and the status of the merger agreement negotiations, the transaction committee determined to set a meeting at which the CombinatoRx board of directors would consider potentially approving the merger transaction. Both members of the CombinatoRx transaction committee attended this meeting. One other director, Ms. Crawford, also attended. The following CombinatoRx officers were present at this meeting: Mr. Borisy, Mr. Forrester, Mr. Cole and Mr. Renz.

On June 15, 2009, Neuromed held a conference call open to all holders of Neuromed preferred stock at which the potential merger transaction with CombinatoRx was discussed.

On June 17, 2009, Dr. Gallen, Dr. Terrance P. Snutch, Neuromed’s Chief Scientific Officer, and members of Neuromed’s scientific team presented Neuromed’s technology to Mr. Forrester and members of CombinatoRx’s scientific team at CombinatoRx’s offices.

On June 18, 2009, Neuromed’s clinical team met with CombinatoRx at CombinatoRx’s offices.

Between June 19, 2009 and June 30, 2009, Neuromed held a number of follow-on calls with its stockholders to discuss the potential merger between CombinatoRx and Neuromed.

On June 22, 2009, the CombinatoRx board of directors met at the Boston, Massachusetts offices of Goodwin Procter with members of CombinatoRx management, Dr. Papadopoulos, Mr. Cable and Mr. Johnson of Goodwin Procter and Mr. George Millstein, Mr. Benjamin Perkins and Ms. Kelly Lisbakken of Wedbush Morgan to review the proposed merger with Neuromed. Representatives of Goodwin Procter reviewed with the CombinatoRx board of directors its legal obligations and fiduciary duties with respect to the consideration of the proposed merger with Neuromed, and updated the CombinatoRx board of directors on the final issues with respect to the proposed merger agreement and escrow agreement. Representatives of Goodwin Procter and CombinatoRx management also updated the CombinatoRx board of directors regarding the scientific, legal, intellectual property, tax and accounting due diligence review of Neuromed. Representatives of Wedbush Morgan reviewed certain financial matters concerning Neuromed and the proposed merger. The Wedbush Morgan representatives indicated their readiness to deliver to the CombinatoRx board of directors an opinion to the effect that the merger consideration to be provided by CombinatoRx was fair to CombinatoRx and its stockholders, from a financial point of view. All of the CombinatoRx directors attended this meeting in person or by conference telephone. In addition, the following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Randle, Mr. Cole and Mr. Renz.

On June 22, 2009, the entire Neuromed board of directors met via teleconference and reviewed the proposed merger with CombinatoRx, including the key components of the merger agreement. At the meeting, the board of directors discussed the proposed essential terms of the merger, including the proportionate ownership of the combined companies among the shareholders of Neuromed and CombinatoRx, the conversion of Neuromed’s outstanding notes to equity, the allocation of the merger consideration among the various series of shares of Neuromed, the management and board composition of CombinatoRx following the merger, the risks associated with the merger and the process and approvals involved in completing the merger and various legal and business issues arising from the merger agreement being negotiated with CombinatoRx. Dr. Gallen reviewed the status of the voting agreements being sought by Neuromed and CombinatoRx to support the proposed merger. All of the

Neuromed directors attended this meeting in person or by conference telephone. In addition, the following Neuromed officers or employees were present at the meeting: Dr. Snutch, Ms. Murton and Ms. Rowley. The following individuals also attended this meeting: Mr. Seppala of DuMoulin Black LLP, Mr. Brady, a representative of Working Opportunity Fund (EVCC) Ltd., Mr. Holtmann, a representative of James Richardson & Sons, Limited and Mr. Colwill, a consultant to Neuromed and the former Chief Financial Officer of Neuromed.

On June 22 through 25, 2009, Dr. Gallen met with representatives of CombinatoRx at CombinatoRx’s offices and discussed various matters related to the potential merger including the combined operating budget, Exalgo FDA submission and the allocation of the merger consideration among the Neuromed securityholders.

From June 17, 2009 through June 30, 2009, representatives of Goodwin Procter, WilmerHale, DuMoulin Black LLP and Dorsey & Whitney had multiple telephone conversations to discuss and resolve the remaining open issues regarding the merger agreement and related transaction documents, including the conversion of the Neuromed’s outstanding convertible debt into shares of Neuromed preferred stock and the formulas for allocating the shares of CombinatoRx to be issued in the transaction among the holders of Neuromed capital stock.

On June 29, 2009, Evans & Evans delivered its fairness opinion to the Neuromed board of directors.

On June 30, 2009, the parties completed their respective due diligence reviews and finalized the terms of the merger agreement and related documents.

On June 30, 2009, the entire Neuromed US board of directors met by teleconference, with members of Neuromed management, and a representative of DuMoulin Black LLP. Dr. Gallen presented and reviewed the merger agreement. The fairness opinion of Evans & Evans relating to the merger and the conclusion reached in the opinion that, subject to the assumptions and limitations in the opinion, the terms of the proposed merger are fair, from a financial point of view, to the securityholders of Neuromed was presented. After further discussion, including a review of the alternatives, Neuromed’s current financial condition and prospects, the Neuromed US board of directors resolved to approve the transactions contemplated by the merger agreement, determined that the merger consideration was fair and reasonable to Neuromed US and its stockholders and resolved to recommend that the stockholders vote to approve the adoption of the merger agreement and the consummation of the transactions contemplated thereby. All of the Neuromed directors attended this meeting in person or by conference telephone. In addition, the following Neuromed officers or employees were present at the meeting: Dr. Snutch and Ms. Murton. The following individuals also attended this meeting: Mr. Seppala of DuMoulin Black LLP, Mr. Brady, a representative of Working Opportunity Fund (EVCC) Ltd. and Mr. Colwill, a consultant to Neuromed and the former Chief Financial Officer of Neuromed.

On June 30, 2009, the CombinatoRx board of directors met by teleconference with members of CombinatoRx management, Dr. Papadopoulos, Mr. Cable and Mr. Johnson of Goodwin Procter, and Mr. George Millstein, Mr. Benjamin Perkins and Ms. Kelly Lisbakken of Wedbush Morgan. Representatives of Goodwin Procter reviewed with the CombinatoRx board of directors its legal obligations and fiduciary duties with respect to the consideration of the proposed merger with Neuromed. Representatives of Wedbush Morgan reviewed certain financial matters concerning Neuromed and the proposed merger. The Wedbush Morgan representatives then delivered to the CombinatoRx board of directors an oral opinion, which was confirmed by delivery of a written opinion dated June 30, 2009, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be provided by CombinatoRx to holders of Neuromed stock (other than CombinatoRx and its affiliates) was fair, from a financial point of view. The CombinatoRx board of directors then reviewed the various strategic reasons for the transaction, the prospects of CombinatoRx as a stand-alone company and current market conditions. The CombinatoRx board of directors then determined that the merger was fair to, and in the best interests of, CombinatoRx and its stockholders, approved the merger agreement, the related documents and the transactions contemplated thereby and resolved to recommend that CombinatoRx stockholders adopt the various stockholder proposals contemplated by the merger agreement. All of the CombinatoRx directors except Mr. Borisy attended this meeting in person or by conference telephone. In addition, the following CombinatoRx officers were present at this meeting: Mr. Forrester, Mr. Randle, Mr. Cole and Mr. Renz.

On the evening of June 30, 2009, CombinatoRx and Neuromed executed the merger agreement and escrow agreement, CombinatoRx entered into the registration rights agreement with certain stockholders of Neuromed and CombinatoRx and CombinatoRx and Neuromed entered into voting agreements with certain officers, directors and stockholders of CombinatoRx and Neuromed, including BVF.

Before the opening of trading in the United States on July 1, 2009, CombinatoRx and Neuromed issued a joint press release announcing the execution of the merger agreement and related documents.

Before the opening of trading on July 2, 2009, CombinatoRx and Neuromed issued a joint press release in Canada announcing the execution of the merger agreement and related documents.

CombinatoRx’s Reasons for the Merger

In evaluating the merger, the CombinatoRx board of directors consulted with CombinatoRx management, in addition to its outside financial, strategic and legal advisors and external experts in various aspects of its review of Exalgo, and its other research and development programs, the potential market for Exalgo and various other scientific and market analyses. These consultations included, among other things, extensive discussions regarding: (a) strategic alternatives to the merger, including discussions of other potential merger candidates and of continuing to operate the CombinatoRx business without entering into a merger transaction; (b) the business and strategic plans of the combined company and of an independent CombinatoRx; (c) the risks associated with executing the business and strategic plans of the combined company and of an independent CombinatoRx; (d) the financial position of the combined company and of an independent CombinatoRx; (e) the prospect of FDA approval for Exalgo and the FDA safety requirements surrounding opioid products in general; (f) the historical trading prices of CombinatoRx common stock; and (h) the terms and conditions of the merger agreement.

As discussed more fully in the section entitled “—Background of the Merger” above, CombinatoRx entered into a process by which it examined a number of potential merger candidates and determined that Neuromed was the most suitable candidate with which to enter into a merger transaction. In reaching this determination to approve the merger and enter into the merger agreement, the CombinatoRx board of directors considered a number of factors, including the following factors that generally support its determination:

Strategic Considerations. The CombinatoRx board of directors considered a number of strategic factors pertaining to the merger in support of its determination to enter into the merger agreement, including the following:

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In examining the quality of potential merger candidates, CombinatoRx focused on a number of factors, including the depth, diversity and stage of development of the potential merger candidate’s product pipeline and whether such pipeline would be complimentary to the CombinatoRx pipeline. The CombinatoRx board of directors noted that Exalgo is the subject of a recently filed NDA with positive Phase 3 clinical results that are expected to meet the terms of a FDA special protocol assessment for Exalgo. The CombinatoRx board of directors also noted that following the Phase 3 clinical trial and submission of the NDA for Exalgo, the commercial rights to Exalgo were sold to Mallinckrodt for significant up-front payments and development reimbursement, and that after any FDA approval, Exalgo would provide the combined company with an additional significant milestone payment and potential royalties on net sales of Exalgo. The CombinatoRx board of directors also noted that in addition to Exalgo for chronic pain, Neuromed’s ion channel discovery and development programs in the areas of inflammatory and neuropathic pain and other potential indications were complimentary to the CombinatoRx pipeline of clinical product candidates to treat immuno-inflammatory conditions and pain.

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In examining the quality of potential merger candidates, CombinatoRx also focused on the presence or absence of a technology platform that, in addition to the CombinatoRx combination drug discovery platform, could provide the basis for development of additional product candidates by the combined company. The CombinatoRx board of directors noted Neuromed’s ion channel discovery and development programs in the areas of inflammatory and neuropathic pain and other potential indications and believes that Neuromed’s ion channel drug discovery platform has the potential to generate additional product candidates for development by the combined company or for outlicensing.

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The CombinatoRx board of directors also considered the commitment of potential merger candidates to support the growth and continued deployment of the core CombinatoRx combination high throughput screening platform to provide research funding to the combined company and to discover additional product candidates for development by the combined company or for outlicensing.

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In examining the quality of potential merger candidates, CombinatoRx focused on the presence or absence of a strong management team with experience in pharmaceutical research and development. The CombinatoRx board of directors believes that Dr. Gallen and the other members of the Neuromed drug development and research organization have the leadership skills and experience in the clinical development of pharmaceuticals to effectively advance the product candidates of the combined company. The CombinatoRx board of directors also noted that strengths of the other members of Neuromed’s management were highly complementary to the strengths of the members of CombinatoRx’s management team.

Financial Considerations. The CombinatoRx board of directors considered a number of financial factors pertaining to the merger as support for its determination to enter into the merger agreement, including the following:

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the financial performance and condition, business operations and prospects of each of CombinatoRx, Neuromed and the combined company, including the financial resources of the combined company at the effective time of the merger and if Exalgo is approved by the FDA and additional cash payments are made to the combined company by Mallinckrodt in connection with the FDA approval and sale of Exalgo;

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the financial terms of the transaction, including the terms of the Escrow Agreement that provides for the release of CombinatoRx common stock to former Neuromed stockholders contingent on the timing of FDA approval of Exalgo. The CombinatoRx board of directors believes the escrow arrangement will allow CombinatoRx stockholders to participate in the potential benefits to the combined company of the approval of Exalgo, but also provides a degree of downside protection in the event Exalgo approval is delayed or does not occur;

Strategic Alternatives. The CombinatoRx board of directors considered the strategic alternatives to the merger available to CombinatoRx, including remaining a standalone entity and pursuing acquisitions of complementary product candidates, assets, technologies or businesses. The CombinatoRx board of directors also considered the efforts of CombinatoRx management and the efforts and advice of Dr. Papadopoulos, as well as its own experience, regarding the availability of other transaction parties willing and able to merge with or be acquired by CombinatoRx on terms more favorable to the CombinatoRx stockholders than the proposed transaction with Neuromed. After consideration of these alternatives, the CombinatoRx board of directors determined that a combination with Neuromed is expected to yield greater value to CombinatoRx stockholders than other reasonably likely alternatives.

Governance Considerations. The CombinatoRx board of directors considered a number of governance factors pertaining to the merger as supporting its determination to enter into the merger agreement, including the following:

•	the board of directors of the combined company would include five designees each from CombinatoRx and Neuromed, and that the chairperson of the board of directors would be a CombinatoRx designee; and

•	the strong management team that will result from the combination, the complementary cultural fit and organizational structure of both companies.

Opinion of Financial Advisor. The CombinatoRx board of directors considered Wedbush’s opinion, dated June 30, 2009, to the CombinatoRx board of directors that, as of the date of the opinion and based upon its analysis and subject to the assumptions made, matters considered and limitations and qualifications of the review undertaken in connection with the opinion, the merger consideration to be issued by CombinatoRx in connection with the merger as provided in the agreements is fair to CombinatoRx and its stockholders from a financial point of view (as more fully described in “The Merger—Opinion of CombinatoRx’s Financial Advisor” beginning on page 95).

Terms of the Merger Agreement and Escrow Agreement. The CombinatoRx board of directors considered the terms of the merger agreement and escrow agreement, including that:

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under certain circumstances, the merger agreement permits Neuromed to provide material confidential information to, and engage in negotiations with, a third party that makes an acquisition proposal that is or is reasonably likely to lead to a superior proposal (as described in “Merger Agreement—No Solicitation” beginning on page 135), on the terms and subject to the conditions of the merger agreement;

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the merger agreement permits the CombinatoRx board of directors, under certain circumstances, to change its recommendation with respect to the merger in response to an alternative transaction or to terminate the merger agreement with Neuromed and enter into a new agreement with respect to an alternative transaction;

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in the view of the CombinatoRx board of directors, the circumstances under which termination fees are payable by CombinatoRx to Neuromed under the merger agreement should not preclude a bona fide alternative proposal involving CombinatoRx;

•	the termination fee provisions are the product of negotiations;

•	the size of the termination fee is reasonable in light of the size and benefits of the merger; and

•	the representations, warranties and covenants and closing conditions of CombinatoRx and Neuromed are generally reciprocal.

Due Diligence. The CombinatoRx board of directors considered the results of CombinatoRx’s financial, legal, clinical, regulatory, tax and accounting due diligence review of Neuromed.

Risks and Uncertainties. The CombinatoRx board of directors also identified and considered the following material risks and uncertainties:

•	the risk that the potential benefits of the merger might not be realized, including the risk that Exalgo may not be approved by the FDA in a timely matter, or at all;

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the challenges inherent in the combination of two businesses of the size and scope of CombinatoRx and Neuromed, including operating in three geographic locations, and the possible diversion of management’s attention for an extended period of time;

•	Dr. Gallen’s lack of previous experience acting as a chief executive officer of a public company;

•	the inability of CombinatoRx stockholders to realize the long-term value of the successful execution of CombinatoRx’s business strategy as an independent company;

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the price volatility of CombinatoRx’s common stock, which may increase the value of the CombinatoRx common stock that Neuromed stockholders will receive upon the consummation of the merger and, in particular, possibly result in the former stockholders of Neuromed receiving significantly more consideration in the merger;

•	the loss of key management, technical or other personnel of either of the combining companies as a result of management and other changes that may be implemented in integrating the businesses;

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certain provisions of the merger agreement that could have the effect of discouraging proposals for competing proposals involving CombinatoRx, including the restrictions on CombinatoRx’s ability to solicit proposals for competing transactions involving CombinatoRx and that under certain circumstances CombinatoRx may be required to pay to Neuromed termination fee of $1.5 million;

•	the substantial fees and expenses associated with completing the merger; and

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the risk that the merger may not be completed despite the parties’ efforts or that the closing may be unduly delayed and the effects on CombinatoRx as a standalone company because of such failure or delay, and that a more limited range of alternative strategic transactions may be available to CombinatoRx in such an event.

The CombinatoRx board of directors weighed the benefits, advantages and opportunities of a potential transaction against the other factors described above, including the possible diversion of management attention for an extended period of time. The CombinatoRx board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the CombinatoRx board of directors concluded that the potential benefits outweighed the potential risks of completing the merger.

After consideration of these factors, among others, the CombinatoRx board of directors determined that these risks could be mitigated or managed by CombinatoRx or Neuromed or by the combined company following the merger, were reasonably acceptable under the circumstances or, in light of the anticipated benefits, the risks were unlikely to have a materially adverse impact on the merger or on the combined company following the merger, and that, overall, these risks were significantly outweighed by the potential benefits of the merger.

Although this discussion of the information and factors considered by the CombinatoRx board of directors is believed to include the material factors considered by the CombinatoRx board of directors, it is not intended to be exhaustive and may not include all of the factors considered by the CombinatoRx board of directors. In reaching its determination to approve and recommend the merger and the merger agreement, the CombinatoRx board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the merger agreement are advisable and in best interests of CombinatoRx and its stockholders. Rather, the CombinatoRx board of directors based its position and recommendation on the totality of the information presented to and factors considered by it. In addition, individual members of the CombinatoRx board of directors may have given differing weights to different factors.

Recommendation of the CombinatoRx Board of Directors

After careful consideration, the CombinatoRx board of directors approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, and in the best interests of, the stockholders of CombinatoRx. Therefore, the CombinatoRx board of directors recommends CombinatoRx stockholders vote “FOR” the issuance of the shares of CombinatoRx common stock in the merger and the other CombinatoRx Proposals set forth in this joint proxy statement/prospectus.

In considering the recommendation of the CombinatoRx board of directors with respect to the issuance of shares of CombinatoRx common stock in the merger and the exchange program, you should be aware that the directors and executive officers of CombinatoRx may have interests in the merger that are different from, or are in addition to, the interests of CombinatoRx stockholders. Please see “The Merger—Interests of CombinatoRx’s Directors and Management.”

Interests of CombinatoRx’s Executive Officers and Directors in the Merger and Option Exchange

Upon completion of the merger and the issuance of shares of CombinatoRx common stock in the merger, the current directors and officers of CombinatoRx will collectively beneficially own approximately 3.7% of the outstanding stock of the combined company.

Some of the directors and officers of CombinatoRx have interests in the merger that are different from, or in addition to, your interests. Upon completion of the merger, Sally Crawford, Frank Haydu, Michael Kauffman and W. James O’Shea, each of whom is a current director of CombinatoRx, are expected to remain members of the CombinatoRx board of directors. In connection with the consummation of the merger, the vesting terms of outstanding restricted stock awards held by executive officers of CombinatoRx will be accelerated upon, and certain executive officers may be entitled to severance under the terms of their existing employment agreements if their employment is later terminated as a result of, the consummation of the merger. Also, pursuant to the terms of his existing employment contract, Robert Forrester, the Interim President and Chief Executive Officer of CombinatoRx, is entitled to a payment equal to two times his base salary upon the closing of a business combination transaction in which new persons acquire or hold more than fifty (50%) percent of CombinatoRx’s total voting power. Because there are approximately 35.1 million shares of CombinatoRx common stock outstanding and CombinatoRx will issue an estimated 82.7 million shares of common stock in the merger, Mr. Forrester will be entitled to a one-time payment of $693,000 (which equals two times his base salary of $346,500) upon the consummation of the merger.

As of September 30, 2009, CombinatoRx’s executive officers as a group held eligible options to purchase a total of 1,034,464 shares of CombinatoRx’s common stock with a weighted average exercise price of $5.92 per share. This number represented approximately 59% of all options subject to the exchange program. For more detailed information on CombinatoRx’s executive officer’s beneficial ownership of CombinatoRx common stock and eligible options held by CombinatoRx’s executive officers, please refer to “CombinatoRx Principal Stockholders,” “Proposal No. 4: Approval of an Option Exchange Program and a Related Amendment to the 2000 Stock Option Plan—Amended Plan Benefits” and “Proposal No. 5: Approval of Amended and Restated 2004 Incentive Plan—Amended Plan Benefits.”

In connection with the execution of the merger agreement, certain directors and executive officers of CombinatoRx entered into voting agreements with CombinatoRx and Neuromed under which they agreed to vote all of the shares beneficially owned by them in favor of the CombinatoRx proposals described elsewhere in this joint proxy statement/prospectus. As a result of the foregoing, directors and executive officers of CombinatoRx may be more likely to vote to approve the CombinatoRx proposals than CombinatoRx stockholders generally.

The CombinatoRx board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement and the option exchange.

Opinion of CombinatoRx’s Financial Advisor

Scope of the Assignment

CombinatoRx’s board of directors engaged Wedbush Morgan to provide investment banking services in connection with the potential merger with Neuromed specifically to render an opinion as to whether the consideration to be issued in the merger was fair to CombinatoRx and its stockholders from a financial point of view. Wedbush Morgan rendered its oral and written opinion to CombinatoRx’s board of directors that, as of June 30, 2009, and based upon the assumptions made, matters considered, and qualifications and limitations of the review set forth in its written opinion, the merger consideration to be issued to Neuromed stockholders pursuant to the merger agreement, was fair to CombinatoRx and its stockholders from a financial point of view.

The full text of Wedbush Morgan’s written opinion, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken in connection with the opinion, is attached as Appendix H and is incorporated by reference. Wedbush Morgan’s opinion was intended for the use and benefit of CombinatoRx’s board of directors in connection with its evaluation of the merger. Wedbush Morgan’s opinion does not address CombinatoRx’s underlying business decision to enter into the merger agreement or complete the merger or the relative merits of the merger compared to any alternative business strategies that may exist for CombinatoRx and does not constitute a recommendation to CombinatoRx’s board of directors or any stockholder as to how that person should vote on the issuance of shares of

CombinatoRx common stock in the merger or any related matter. The following summary of Wedbush Morgan’s opinion is qualified in its entirety by reference to the full text of the opinion, and CombinatoRx’s stockholders are urged to read the opinion in its entirety.

For purposes of its opinion and in connection with its review of the merger, Wedbush Morgan has, among other things:

•	reviewed a draft of the merger agreement dated June 30, 2009, which Wedbush Morgan assumed would be similar in all material respects to the final form of the merger agreement;

•	reviewed a draft of the escrow agreement dated June 30, 2009, which Wedbush Morgan assumed would be similar in all material respects to the final form of the escrow agreement;

•	reviewed certain publicly available business and financial information relating to CombinatoRx and Neuromed that Wedbush Morgan deemed to be relevant;

•	reviewed certain internal information, primarily financial in nature, including financial projections and other financial and operating data furnished to Wedbush Morgan by CombinatoRx and Neuromed;

•	reviewed certain publicly available information with respect to other companies in the biopharmaceutical industry that Wedbush Morgan believed to be comparable in certain respects to Neuromed;

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considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the biopharmaceutical industry that Wedbush Morgan deemed to be comparable in certain respects to Neuromed, in whole or in part, and to the merger;

•	reviewed and considered the financial terms of Neuromed’s private financing history as provided to Wedbush Morgan by Neuromed’s management; and

•	made inquiries regarding and discussed the merger agreement and other matters related thereto with CombinatoRx’s counsel.

In addition to the foregoing, Wedbush Morgan discussed with CombinatoRx’s management their views as to the financial and other information described in the bullet points above and conducted such other analyses and examinations and considered such other financial, economic and market criteria as Wedbush Morgan deemed appropriate to arrive at its opinion.

In arriving at its opinion, Wedbush Morgan assumed and relied upon the accuracy and completeness of all financial and other information provided to or reviewed by it or publicly available, and did not assume any responsibility for independent verification of any such information. With respect to financial projections and other information provided to or reviewed by it, Wedbush Morgan was advised by CombinatoRx’s management and Neuromed’s management that such projections and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of CombinatoRx’s management and Neuromed’s management as to expected future financial performance. Wedbush Morgan further relied on the assurances of CombinatoRx’s management and Neuromed’s management that CombinatoRx is unaware of any facts that would make the information or projections provided to Wedbush Morgan incomplete or misleading. Wedbush Morgan did not make and was not provided with any independent evaluations or appraisals of any of CombinatoRx’s or Neuromed’s assets, properties, liabilities or securities, nor did Wedbush Morgan make any physical inspection of CombinatoRx’s or Neuromed’s properties or assets. Wedbush Morgan does not have any opinion on any financial forecast or the assumptions upon which they were based, by CombinatoRx’s management or Neuromed’s management, nor does it have any opinion as to the price of CombinatoRx’s common stock in the future. Wedbush Morgan assumed that the final form of the merger agreement and escrow agreement would be similar in all material respects to the draft agreements reviewed by it.

The opinion is based on economic, market and other conditions as in effect on, and the information made available to Wedbush Morgan as of, the date of the opinion. Wedbush Morgan has also relied on the accuracy and completeness of both CombinatoRx’s and Neuromed’s representations and warranties in the merger agreement and escrow agreement. Events occurring after the date of the opinion could materially affect the assumptions used in preparing the opinion. Wedbush Morgan has not undertaken to reaffirm or revise the opinion or otherwise comment upon any events occurring after the date of the opinion.

Wedbush Morgan is an investment banking firm and a member of The New York Stock Exchange and other principal stock exchanges in the United States, and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate, estate and other purposes. Wedbush Morgan was selected by CombinatoRx’s board of directors based on Wedbush Morgan’s experience, expertise, reputation and familiarity with CombinatoRx.

In rendering its opinion, Wedbush Morgan expressed no opinion as to the amount or nature of any compensation to any officers, directors, or employees of CombinatoRx, or any class of such persons, relative to the consideration to be received by the public holders of the common stock of CombinatoRx in the merger or with respect to the fairness of any such compensation. Wedbush Morgan did not opine as to the merits of the merger compared to any alternative transactions that may be available to CombinatoRx should CombinatoRx desire to pursue such alternatives.

Wedbush Morgan received a fee of $500,000 for rendering its opinion for the merger, which was not contingent upon the conclusions reached in its opinion. In addition, CombinatoRx agreed to reimburse Wedbush Morgan’s reasonable expenses and to indemnify Wedbush Morgan and related parties for certain liabilities arising out of its engagement. Over the course of the fiscal year ending December 31, 2009, no other fees have been paid by CombinatoRx to Wedbush Morgan. In the ordinary course of its business, Wedbush Morgan and its affiliates may actively trade CombinatoRx’s common stock for its own account and for the accounts of its customers and, accordingly, it may at any time hold a long or short position in CombinatoRx’s common stock.

Summary of Analyses

The following is a summary of the financial analyses performed by Wedbush Morgan in connection with reaching its opinion:

•	Public Comparable Company Analysis

•	Merger and Acquisition Transaction Analysis

•	Discounted Cash Flow Analysis

•	Financing History of Neuromed and Valuation

While the following summaries describe all of the analyses and examinations that Wedbush Morgan deems material to the opinion, they are not a comprehensive description of all analyses and examinations actually conducted by Wedbush Morgan. The preparation of an opinion necessarily is not susceptible to partial analysis or summary description. Wedbush Morgan believes that such analyses and the following summaries must be considered as a whole and that selecting portions of such analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the process underlying the analyses.

In performing its analyses, Wedbush Morgan made numerous assumptions with respect to industry performance and general business and economic conditions such as industry growth, inflation, interest rates and many other matters, many of which are beyond the control of CombinatoRx and the control of Wedbush Morgan. Any estimates contained in Wedbush Morgan’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

The financial analyses summarized below include information presented in tabular format. In order to understand Wedbush Morgan’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Wedbush Morgan’s analyses.

Public Comparable Company Analysis

Using publicly available information, Wedbush Morgan compared selected financial data of Neuromed with similar data of 13 publicly-traded companies that are in the biopharmaceutical industry considered by Wedbush Morgan to have therapeutics in similar stages of development as Neuromed or focused on similar indications. In this regard, Wedbush Morgan noted that although such companies were considered similar, none of the companies has the same management, make-up, size or mix of business as Neuromed. Wedbush Morgan reviewed and analyzed the following publicly-traded companies, which Wedbush Morgan deemed to be comparable to Neuromed: Acura Pharmaceuticals Inc., AP Pharma Inc., BioDelivery Sciences International Inc., Cypress Bioscience, Inc., Durect Corp., GW Pharmaceuticals plc, Javelin Pharmaceuticals, Inc., Labopharm Inc., NeurogesX, Inc., Nuvo Research Inc., Pain Therapeutics Inc., Penwest Pharmaceuticals Co., and POZEN, Inc. (collectively, the “Comparable Companies”).

As a result of this comparable company analysis, Wedbush Morgan derived a trimmed mean equity value of approximately $155.4 million, as of June 30, 2009 (where trimmed mean is defined as the average of the values, excluding the high and low values). To account for the benefits inherent in being a publicly-traded company, Wedbush applied a 15.0% private company discount to the trimmed mean equity value of the public Comparable Companies resulting in an equity value of $132.1 million (the “adjusted equity value”). Wedbush then applied a 15.0% increase and 15.0% decrease to the adjusted equity value to get a range of implied equity values for Neuromed. Based on the comparable company analysis, the range of equity values was $112.3 million to $151.9 million.

Merger and Acquisition Transaction Analysis

Wedbush Morgan reviewed certain publicly available information relating to 13 selected merger and acquisition transactions (the “Comparable Transactions”) from July 25, 2007 to January 12, 2009 involving companies that had therapeutics in similar stages of development as Neuromed or focused on similar indications at the time the transaction was announced. The Comparable Transactions considered were as follows:

Target	Acquirer
Targanta Therapeutics	Medicines Co.
Memory Pharmaceuticals	Hoffmann-La Roche
Genelabs Technologies	GlaxoSmithKline
Avalon Pharmaceuticals	Clinical Data
Pharmacopeia	Ligand Pharmaceuticals
Adenosine Therapeutics	PGxHealth
Innovive Pharmaceuticals	CytRx
Octagen	Ipsen
Kosan Biosciences	Bristol-Myers Squibb
Xanthus Pharmaceuticals	Antisoma
CeNeS Pharmaceuticals	PAION
NovaCardia	Merck
Systems Medicine	Cell Therapeutics

Information reviewed in the Comparable Transactions consisted of, if available, common equity value defined as the number of fully-diluted shares multiplied by the closing price of the common stock, and enterprise value (“EV”) as defined as defined as common equity value, plus total debt and preferred stock, less cash. The trimmed mean equity value of the Comparable Transactions was $83.6 million. Wedbush then applied a 15.0% increase and 15.0% decrease to the trimmed mean equity value to get a range of implied equity values for Neuromed. Based on the comparable transactions analysis, the range of equity values was $71.1 million to $96.1 million.

Wedbush Morgan noted that this analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Neuromed and the companies included in the Comparable Transactions and other factors that could affect the acquisition value of the companies to which Neuromed is being compared. A mathematical analysis such as determining the median or average is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis

Wedbush Morgan reviewed the discounted cash flow methodology, which assumes that the present value of Neuromed’s equity is equal to the sum of the present value of the projected available cash flow streams to the equity holders and the terminal value of the equity. Wedbush Morgan noted that it assumed Neuromed remained independent during the term of the analysis.

Using financial projections furnished by Neuromed’s management for the six years ending December 31, 2009 through 2014, Wedbush Morgan calculated the projected cash flow available for distributions, and projected future equity values of Neuromed by applying an EBITDA multiple derived from an analysis of companies deemed comparable to Neuromed to Neuromed’s projected EBITDA for the year ending December 31, 2014. In the analysis, Wedbush used a trimmed mean 2011 EBITDA multiple of 6.9x EBITDA from comparable companies deemed to be comparable to Neuromed. Wedbush then applied -1.0x and +1.0x to the derived trimmed mean value for resulting EBITDA multiples of 5.9x, 6.9x, and 7.9x. Wedbush Morgan believed the public companies were comparable to Neuromed because, as described in the table below, each of them had therapeutics in similar stages of development as Neuromed or focused on similar indications. In this regard, Wedbush Morgan noted that although such companies were considered similar, none of the companies has the same management, make-up, size or mix of business as Neuromed. The projected future values were then discounted using a range of discount rates of 30.0% to 50.0% based on the inherent business and regulatory risk and the rates of return required by investors in the biopharmaceutical industry, which yielded an implied range of discounted equity present values of $93.8 million to $114.7 million. The discount rate reflects and adjusts for the risk of realizing future cash flows, and the discount rates of 30.0% to 50.0% that were used in this case are within the range of discount rates for similarly situated companies in the biopharmaceutical industry.

In determining the discount rates used in the discounted present value analysis, Wedbush Morgan noted, among other things, factors such as inflation, prevailing market interest rates, the inherent business and regulatory risk and rates of return required by biopharmaceutical industry investors. In determining the appropriate EBITDA multiple used in calculating CombinatoRx’s projected future equity value, Wedbush Morgan noted, among other things, the multiples at which the Comparable Companies trade.

Company	Business Description	Marketed Products	Approved Products	Phase 3	Phase 2	Phase 1 /IND Filed	Pre- clinical
Clincal Status: NDA Filed & Marketed Products

Acura Pharmaceuticals Inc.	Developing multiple opioid analgesic products candidates containing codeine, propoxyphene, morphine, hydrocodone, oxycodone, tramadol, and various other opioid analgesics.	2	1	—	—	3	2

AP Pharma Inc.	Engages in developing pharmaceutical products for the prevention of chemotherapy-induced nausea and vomiting and to provide relief from post-surgical pain.	—	1	—	1	—	4

BioDelivery Sciences International Inc.	Using its drug delivery technologies, develops formulations of pharmaceuticals aimed principally at short term acute conditions occurring in patients, primarily in the areas of pain and fungal infections.	1	2	—	1	5	1

Cypress Bioscience, Inc.	Provides therapeutics in the areas of pain, rheumatology, and physical medicine and rehabilitation, including challenging disorders, such as fibromyalgia and rheumatoid arthritis.	1	—	—	1	2	2

Durect Corp.	Focuses on the development of pharmaceutical products for pain, central nervous system, disorders, cardiovascular disease, and other chronic diseases.	—	1	2	6	5	11

GW Pharmaceuticals plc	Engages in the research, development, and commercialization of cannabinoid prescription medicines to meet patient needs in a range of medical conditions.	3	—	3	1	1	—

Javelin Pharmaceuticals, Inc.	Engages in the research, development, and commercialization of products for the pain management market primarily in the United States and Europe.	1	—	2	1	1	—

Labopharm Inc.	Develops drugs treatment for severe chronic by incorporating its proprietary controlled-release technologies.	2	1	1	1	1	—

NeurogesX, Inc.	Focuses on developing and commercializing novel pain management therapies.	1	1	2	—	3	—

Company	Business Description	Marketed Products	Approved Products	Phase 3	Phase 2	Phase 1 /IND Filed	Pre- clinical
Nuvo Research Inc.	Develops drugs based on two technology platforms, transdermal drug delivery and immune system regulation to treat the pain and symptoms of osteoarthritis, as well as other indications.	—	2	1	—	1	2

Pain Therapeutics Inc.	Engages in the research and development of novel drugs for moderate to severe chronic pain, metastatic melanoma, and hemophilia.	—	1	1	4	5	3

Penwest Pharmaceuticals Co.	Develops pharmaceutical products based on drug delivery technologies with focus on products that address disorders of the nervous system.	4	2	—	2	2	2

POZEN, Inc.	Engages in the development of pharmaceutical products for the treatment of acute and chronic pain, and other pain-related conditions.	1	1	6	3	2	2

Financing History of Neuromed and Valuation

Wedbush Morgan reviewed and considered the terms of Neuromed’s private financing history as provided by Neuromed management. Wedbush Morgan reviewed the terms of each private placement series of preferred stock consisting of Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, and Series E Preferred occurring from 1998 to 2007. Neuromed’s latest private financing, consisting of Series E Preferred, closed in two separate tranches on May 7, 2007 and July 26, 2007, and raised $53.4 million.

Conclusion

Based upon its analyses, and subject to the assumptions made, matters considered, and qualifications and limitations of the review undertaken in connection with the opinion, Wedbush Morgan is of the opinion that, as of the date of the opinion, the merger consideration to be issued by CombinatoRx in connection with the merger as provided in the agreements is fair to CombinatoRx and its stockholders from a financial point of view.

Neuromed’s Reasons for the Merger

In approving and authorizing the merger agreement and the merger, the Neuromed board of directors considered a number of factors. Although the following discussion sets forth the material factors considered by the Neuromed board of directors in reaching its determination, it may not include all of the factors considered by the Neuromed board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Neuromed board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Neuromed board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In reaching its decision, the Neuromed board of directors consulted with Neuromed’s management with respect to strategic and operational matters and with Neuromed’s legal counsel with respect to the merger agreement and the transactions contemplated thereby. The Neuromed board of directors also consulted with JMP, Neuromed’s financial advisor, with respect to the financial aspects of the merger in context with other alternatives.

Among the factors considered by the Neuromed board of directors in its decision to approve the merger agreement were the following: (a) the judgment, advice and analysis of Neuromed’s senior management and advisors with respect to the potential benefits of the merger, including CombinatoRx’s available resources, product candidates, drug discovery platforms, partnerships and collaborations, intellectual property and employees, as well as CombinatoRx’s liabilities, based in part on the business, technical, financial due diligence investigations performed with respect to CombinatoRx; (b) historical and current information concerning Neuromed’s business, including its financial performance and condition, operations, management and competitive position, current industry and economic conditions, and Neuromed’s prospects if it was to remain an independent company, including: (i) the risk of adverse regulatory or clinical outcomes in clinical trials; and (ii) its need to obtain additional financing and the likely terms on which it would be able to obtain such financing; (c) the status of CombinatoRx’s and Neuromed’s drug candidates; (d) the general economic and market conditions, as they relate to Neuromed’s ability to raise additional capital from new investors for the continued growth of Neuromed’s business, and as they relate to the potential prospects for the combined company to raise additional capital; (e) the current conditions in the pharmaceutical and biotechnology marketplace and the positioning of CombinatoRx within that market after the merger; (f) the terms of the merger agreement, including the merger consideration, as well as the parties’ representations, warranties and covenants and the conditions to their respective obligations.

In reaching its determination to approve the merger agreement and the merger, the members of the Neuromed board of directors identified and considered a number of the potentially beneficial aspects of the merger, including the following:

•	the combined company’s cash and cash equivalents and projected cash burn rate;

•

the profile and status of CombinatoRx’s product candidates, the prospect that they may provide additional value and sources of revenue, and their complementarity, with respect to stage of development, with Neuromed’s product pipeline;

•	the perceived value of CombinatoRx’s drug discovery technologies and current and future drug discovery and development collaborations;

•	the perceived ability of Neuromed’s management to further develop several of CombinatoRx’s pipeline candidates through clinical development and, possibly, FDA approval;

•	the expectation that most of Neuromed’s employees, especially its management, will serve in similar roles at the combined company;

•	the extensive skills and experience of the CombinatoRx employees that are expected to be employed at the combined company;

•

the fact that the merger will provide Neuromed stockholders with shares of CombinatoRx common stock, a publicly traded company, which would provide Neuromed stockholders with the possibility of liquidity;

•

the range of options available to the combined organization to access private and public equity markets to fund future capital needs, which would likely be greater than the options available to Neuromed alone;

•

the perceived likelihood that CombinatoRx’s stockholders will approve the merger, including the fact that stockholders representing approximately 35% of the outstanding common stock of CombinatoRx have entered into voting agreements in which they have agreed to vote in favor of the CombinatoRx proposals that relate to the merger;

•

the contribution of CombinatoRx’s cash, intellectual property and other assets to a combined company, which could help accelerate Neuromed’s development plans and Neuromed’s ability to generate products while also preserving the accumulated value in Neuromed’s product candidates and research platform;

•	the terms of the merger agreement are reasonable, including the parties’ representations, warranties and covenants, and the conditions to the parties’ respective obligations; and

•	the conclusion of Neuromed’s board of directors that the $1.5 million termination fee, and the circumstances when such fee may be payable, were reasonable.

The members of the Neuromed board of directors also identified and considered the following material uncertainties and risks:

•	the risk that the potential benefits of the merger might not be realized;

•

the price volatility of CombinatoRx’s common stock, which may reduce the value of the CombinatoRx common stock that Neuromed stockholders will receive upon the consummation of the merger and, in particular, possibly result in the holders of Neuromed common stock and preferred stock receiving significantly less consideration in the merger;

•

the risk that Exalgo may not be approved by the FDA or that approval could potentially be significantly delayed by the FDA, thereby significantly decreasing the value of the merger to holders of Neuromed stock;

•	the inability of Neuromed’s stockholders to realize the long-term value of the successful execution of Neuromed’s current strategy as an independent company;

•

the possible loss of key management, technical or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•

the risk that the combination of the volatility of the price of CombinatoRx common stock and timing of any Exalgo approval may result in the holders of Neuromed Series F redeemable preferred stock being entitled to all or a significant portion of the merger consideration;

•

the risk that future sales of common stock by existing CombinatoRx stockholders may cause the price of CombinatoRx common stock to fall, thus reducing the value of the consideration received in the merger;

•	the risk that the termination fee and restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Neuromed;

•	that the merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain by Neuromed stockholders in respect of their Neuromed stock;

•

the risk that CombinatoRx’s technology may not be successfully developed, approved or commercialized or that CombinatoRx collaborative arrangements may be terminated or fail to successfully develop products;

•	the risk that the merger may not be completed, and that a more limited range of alternative strategic transactions would be available to Neuromed in that event; and

•

the substantial expenses to be incurred in connection with the merger, future contractual obligations of CombinatoRx, principally the obligations under its existing lease, and related administrative challenges associated with combining the companies.

The Neuromed board of directors weighed the benefits, advantages and opportunities of a potential transaction against the negative factors described above, including the possible diversion of management attention for an extended period of time. The Neuromed board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Neuromed board of directors concluded that the potential benefits significantly outweighed the potential risks of completing the merger.

After taking into account these and other factors, the Neuromed board of directors approved and authorized the merger agreement and the transactions contemplated thereby, including the merger.

Interests of Neuromed’s Executive Officers and Directors in the Merger

Neuromed’s directors and management have interests in the merger as individuals in addition to, and that may be different from, the interests of Neuromed’s stockholders. The Neuromed board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement.

Mark H.N. Corrigan, MD, Christopher C. Gallen, MD, PhD, Todd Foley, Bill Hunter, MD, MSc, and Hartley T. Richardson, each of whom is a current director of Neuromed, are expected to be members of the CombinatoRx board of directors after the merger. These relationships may have influenced their decision to vote in favor of the merger and to recommend that Neuromed stockholders vote in favor of the merger and related transactions. Mr. Hunter is the President and Chief Executive Officer, and member of the Board of Directors Angiotech Pharmaceuticals, Inc., or Angiotech. Angiotech is a party to an ongoing research, development and license agreement with CombinatoRx. In addition, certain of the current executive officers or key employees of Neuromed are expected to serve as executive officers or key employees of CombinatoRx at the effective time of the merger.

The Neuromed board of directors has adopted a special equity incentive plan pursuant to which certain directors, officers and other employees of Neuromed have been granted the right to receive, immediately after the merger, restricted stock unit awards of the combined company, such that the shares underlying such restricted stock units represent an aggregate of 1.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger. The Neuromed special equity incentive plan provides that certain percentages of the restricted stock units underlying the awards will vest or be forfeited depending upon the timing of the FDA’s approval of Exalgo. This vesting and forfeiture schedule is different than the schedule by which the holdback and milestone shares will be released to the former Neuromed stockholders or returned to CombinatoRx for cancellation. The Neuromed special equity incentive plan will be assumed by CombinatoRx in the merger. In addition, in connection with the merger, all outstanding Neuromed stock options granted under the Neuromed stock option plans will be accelerated in full immediately prior to the effective time of the merger. As a group, the directors, executive officers and key employees of Neuromed who are expected to be members of the CombinatoRx board of directors or serve as executive officers or key employees of CombinatoRx after the merger have 3,600,438 Neuromed stock options with a volume-weighted exercise price of $0.25.

Pursuant to the terms of the merger agreement, CombinatoRx’s board of directors has adopted a series of resolutions specifically approving the acquisition of the CombinatoRx common stock in the merger (including the holdback shares and milestone shares), the subsequent return to CombinatoRx of all or some of the escrow shares pursuant to the escrow agreement and the acquisition of restricted stock units pursuant to awards under the Neuromed special equity incentive plan, by the Neuromed officers who will become executive officers of CombinatoRx in connection with the merger and the Neuromed directors who will join CombinatoRx’s board of directors in connection with the merger. The purpose of these resolutions is to exempt the acquisitions and dispositions pursuant to the merger agreement and/or the escrow agreement and the acquisitions pursuant to the Neuromed special equity incentive plan of this CombinatoRx common stock from potential liability for short-swing profits under Section 16 of the Exchange Act.

Pursuant to the merger agreement, upon the completion of the merger, CombinatoRx and Neuromed agreed that all rights of indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director and officer of Neuromed as provided for in Neuromed’s organizational documents in effect as of the date of the merger agreement, shall continue to be honored and in full force and effect for a period of six years after the closing of the merger. The certificate of incorporation and by-laws of the combined company will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those currently in Neuromed’s organizational documents and during such six year period following the effective time, CombinatoRx shall not and such provision may not be amended, repealed or otherwise modified for a period of six years after the completion of the merger in any manner that would materially and adversely affect the rights of the directors or officers of Neuromed at the time of the completion of the merger. After the completion of the merger, the combined company will indemnify and hold harmless each present and former director and officer of Neuromed in respect of acts or omissions occurring prior to the completion of the merger to the extent provided in any written indemnification agreement in effect as of the date of the merger agreement or required by Neuromed’s organizational documents in effect immediately prior to closing.

Certain of the Neuromed stockholders who have entered into voting agreements with CombinatoRx, agreeing to vote all shares beneficially owned by them in favor of approval and adoption of the merger agreement and approval of the merger, are affiliated with directors of Neuromed.

As a result of the foregoing, the directors and executive officers of Neuromed may be more likely to vote to approve the merger than Neuromed stockholders generally.

Opinion of Neuromed’s Financial Advisor

Neuromed’s board of directors engaged JMP Securities to provide investment banking services in connection with the potential merger with CombinatoRx. Neuromed’s board of directors also specifically engaged Evans & Evans to render an opinion as to whether the consideration to be issued in the merger was fair to Neuromed and its stockholders from a financial point of view. Evans & Evans rendered its oral and written opinion to Neuromed’s board of directors that, as of June 29, 2009, and based upon Evans & Evans’s analysis and subject to the assumptions made, matters considered and limitations and qualifications of the review undertaken in connection with the opinion, the merger consideration to be issued by Neuromed in connection with the merger as provided in the agreements is fair to Neuromed and its stockholders from a financial point of view.

The full text of Evans & Evans’s written opinion, which sets forth the procedures followed, assumptions made, matters considered, and limitations and qualifications of the review undertaken in connection with the opinion, is attached as Appendix I and is incorporated by reference. Evans & Evans’s opinion was intended for the use and benefit of Neuromed’s board of directors in connection with their evaluation of the merger. Evans & Evans’s opinion does not address Neuromed’s underlying business decision to enter into the merger agreement or complete the merger or the relative merits of the merger compared to any alternative business strategies that may exist for Neuromed and does not constitute a recommendation to Neuromed’s board of directors or any stockholder as to how that person should vote on the merger or any related matter. Neuromed urges you to read the entire opinion of Evans & Evans carefully.

The board of directors selected Evans & Evans based on Evans & Evans’s expertise in providing the analysis and opinion sought by Neuromed, Evans & Evans’s familiarity with Neuromed and the cost of Evans & Evans’s services in providing the opinion.

In 2007, Evans & Evans provided a fairness opinion to an independent committee of the boards of Neuromed in connection with a proposed reorganization of Neuromed. The reorganization was not implemented.

Evans & Evans was paid a flat professional fee of $18,750 (CAD) for its services in connection with the preparation of the fairness opinion. In addition, Evans & Evans was reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Neuromed in certain circumstances. The fee established for the opinion is not contingent upon the opinion presented. No other fees were paid by Neuromed to Evans & Evans over the course of the fiscal year.

Scope of Review

In connection with preparing its opinion, Evans & Evans reviewed and relied upon, or carried out, among other things, the following:

•	interviewed management of Neuromed US and Neuromed Canada;

•	reviewed the management-prepared financial statements of Neuromed for the 6 months ended March 31, 2009;

•	reviewed the audited financial statements of Neuromed for the fiscal years ended September 30, 2005 to 2008;

•	reviewed the various quarterly update documents prepared by Neuromed for its securityholders from March 2007 to June 2008;

•	reviewed various financial report documents of Neuromed during the years 2006-2008;

•	reviewed various presentations prepared by the management of Neuromed relating to Neuromed’s operations and its product candidate, Exalgo;

•	reviewed Neuromed’s website, www.neuromed.com;

•	reviewed a draft of the asset purchase agreement between Neuromed Development Inc. and Mallinckrodt Inc. regarding the sale of Exalgo by Neuromed Development Inc. to Mallinckrodt;

•	reviewed a draft of the merger agreement involving Neuromed and CombinatoRx;

•	reviewed a Neuromed prepared summary and analysis of the merger;

•	reviewed a share capitalization summary of Neuromed along with the liquidation preferences of its capital stock;

•	reviewed a summary of terms of the bridge notes;

•	reviewed a memo outlining the treatment of the bridge notes under the terms of the merger agreement;

•	reviewed the fifth amended and restated certificate of incorporation of Neuromed;

•	reviewed management-prepared financial statements of CombinatoRx for the three months ended March 31, 2009;

•	reviewed the audited financial statements of CombinatoRx for the years ended December 31, 2005 to 2008;

•	reviewed public information on CombinatoRx as available on EDGAR;

•	reviewed CombinatoRx’s website, www.combinatorx.com;

•

reviewed stock market trading data and financial information on the following companies: Ligand Pharmaceuticals Inc., BioSpecifics Technologies Corp., RegeneRx Biopharmaceuticals, Inc., XOMA Ltd., Ore Pharmaceuticals Inc., Monogram Biosciences, Inc., Idera Pharmaceuticals, Inc., and AVI VioPharma, Inc.; and

•

reviewed information on Neuromed and CombinatoRx’s markets from such sources as Reuters, Inc., Datamonitor, Business Insights Ltd., TF Market Research, BioPortfolio, Arrowhead Publishers, Research and Markets Ltd., Frost & Sullivan, Freedomia Group, and Medical News Today.

Evans & Evans did not visit any of the operating facilities of Neuromed or CombinatoRx. No limitations were imposed by Neuromed on the scope of Evans & Evans’s investigation.

In preparing its opinion, Evans & Evans relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by the Neuromed and CombinatoRx.

The opinion is based on: (i) Evans & Evans’s interpretation of the information which Neuromed and CombinatoRx, as well as their representatives and advisers, supplied; (ii) Evans & Evans’s understanding of the terms of the merger; and (iii) the assumption that the merger will be consummated in accordance with the expected terms.

The opinion is necessarily based on economic, market and other conditions as of the date of the opinion, and the information made available to Evans & Evans until the date of the opinion. Subsequent developments may affect the conclusions of the opinion, and Evans & Evans has no obligation to update, revise or reaffirm the opinion.

Evans & Evans expressed no opinion as to the price at which any securities of Neuromed, CombinatoRx or the combined company will trade on any stock exchange at any time.

No opinion is expressed by Evans & Evans whether any alternative transaction might have been more beneficial to the security holders of Neuromed.

In preparing its opinion, Evans & Evans relied upon a letter from the management of Neuromed confirming to Evans & Evans in writing that the information and management’s representations made to Evans & Evans in preparing the opinion are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the opinion.

Evans & Evans based its opinion upon a variety of factors. Accordingly, Evans & Evans believes that its analysis must be considered as a whole. Selecting portions of its analysis or the factors considered by Evans & Evans, without considering all factors and analysis together, could create a misleading view of the process underlying the opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Evans & Evans’s conclusions as to the fairness, from a financial point of view, to the Neuromed securityholders of the merger were based on its review of the merger taken as a whole, in the context of all the matters described under “Scope of Review,” rather than on any particular element of the merger or the merger outside the context of the matters described under “Scope of Review.” The opinion should be read in its entirety.

Assumptions

In preparing the opinion, Evans & Evans has made certain assumptions, including the following:

(a)	Evans & Evans has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by Neuromed and CombinatoRx (together, the “Companies”) or their affiliates or any of their respective officers, directors, consultants, advisors or representatives (collectively, the “Information”). The opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Evans & Evans has not attempted to verify independently the completeness, accuracy or fair representation of any of the Information.

(b)	With respect to financial forecasts, projections, estimates or budgets provided to Evans & Evans and used in its analysis, Evans & Evans has noted that projecting future results of any entity is inherently subject to uncertainty. Evans & Evans has assumed, however, that such financial forecasts, projections, estimates and budgets were prepared using the assumptions identified therein, which is the reasonable belief of the Companies are (or were at the time and continue to be) reasonable in the circumstances and were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Companies and are (or were at the time and continue to be) reasonable in the circumstances. Evans & Evans expresses no independent view as to the reasonableness of such financial forecasts, projections, estimates or budgets or the assumptions on which they are based.

(c)

In preparing its opinion, Evans & Evans made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to Evans & Evans, all of the conditions required to implement the merger will be met, all consents, permissions, exemptions or orders of relevant third parties or regulating authorities will be obtained without adverse conditions or qualification, and that the procedures being followed to implement the merger are valid and effective. Evans & Evans also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Evans & Evans and any party involved in the merger.

(d)	The Companies and all of their related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor adverse judgments, other than those disclosed by management and included in the opinion, that would affect the evaluation or comment.

(e)	As at March 31, 2009 all assets and liabilities of Neuromed and CombinatoRx have been recorded in their accounts and financial statements and follow U.S. GAAP.

(f)	There were no material changes in the financial position of Neuromed and CombinatoRx between the date of their financial statements and June 20, 2009 that have not been disclosed to Evans & Evans or announced publicly.

(g)	The book value of the assets of Neuromed and CombinatoRx at March 31, 2009 equaled their fair market value unless otherwise noted.

(h)	CombinatoRx’s collaboration with Novartis continues post-merger.

(i)	CombinatoRx is successful in sustaining compliance with The NASDAQ Global Market’s minimum stockholders’ equity requirement set forth in Listing Rule 5450(b)(1)(A).

Summary of Analyses

The following is a summary of the financial analyses performed by Evans & Evans in connection with reaching its opinion:

•	Trading Price Analysis; and

•	Guideline Public Company.

While the following summaries describe all analyses and examinations that Evans & Evans deems material to the opinion, they are not a comprehensive description of all analyses and examinations actually conducted by Evans & Evans. The preparation of an opinion necessarily is not susceptible to partial analysis or summary description. Evans & Evans believes that such analyses and the following summaries must be considered as a whole and that selecting portions of such analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the process underlying the analyses.

In performing its analyses, Evans & Evans made numerous assumptions with respect to industry performance and general business and economic conditions such as industry growth, inflation, interest rates and many other matters, many of which are beyond the control of CombinatoRx and the control of Evans & Evans. Any estimates contained in Evans & Evans’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

Trading Price Analysis

As CombinatoRx is a listed company, Evans & Evans reviewed the implied value of the company’s equity based on a review of the average trading prices over the 10, 30, 90 and 180 trading days preceding the Date of Review. As the common shares of CombinatoRx are thinly traded, Evans & Evans considered the volume weighted opening price (“VWOP”) and volume weighted closing price (“VWCP”).

Date of Review	10 Day	30 Day	90 Day
Volume Weighted Opening Price	1.124	1.078	1.025
Volume Weighted Closing Price	0.913	0.893	0.863

As noted above, given that CombinatoRx stock is thinly traded, an analysis of trading volume was also considered.

Trading Volume	Minimum	Average	Maximum	Total	%
10-Days Preceding	41,500	1,692,770	13,539,000	16,927,700	48.2%
30-Days Preceding	41,500	668,507	13,539,000	20,055,200	57.2%
90-Days Preceding	4,800	256,012	13,539,000	23,041,100	65.7%
180-Days Preceding	3,700	241,306	13,539,000	43,435,100	123.8%

Evans & Evans did note that a significant number of shares traded in the one day following the announcement by CombinatoRx of the presentation of full data on SynaviveTM (CRx-102) Phase 2 knee osteoarthritis trial. Accordingly, Evans & Evans adjusted the data outlined in the table above to remove the June 12, 2009 data.

Trading Volume	Minimum	Average	Maximum	Total	%
10-Days Preceding	41,500	346,420	1,337,500	3,388,700	9.7%
30-Days Preceding	41,500	224,697	1,337,500	6,516,200	18.6%
90-Days Preceding	4,800	106,765	1,337,500	9,502,100	27.1%
180-Days Preceding	3,700	167,017	3,257,700	29,896,100	85.2%

In the 90 trading days preceding the Date of Review (adjusting for significant one day volumes), 27.1% of CombinatoRx’s total issued shares had traded. This indicates that large numbers of securityholders having the actual ability to realize their shares current trading price is highly unlikely.

Using the 10-day and 30-day VWOP, the average market capitalization of CombinatoRx was determined to be in the range of $38.7 million and the company had no long-term debt as at March 31, 2009.

Guideline Public Company Analysis

The Guideline Public Company Method involves identifying public companies similar to the subject company with stocks that trade freely in the public markets on a daily basis. The objective of the Public Company Guideline Method is to derive multiples to apply to the fundamental financial variables of the subject company. Since the indication of value is based on minority interest transactions, if one is valuing a controlling interest, it may sometimes be necessary to consider applying a premium for control. A discount for lack of marketability was also considered.

In the case of the CombinatoRx, the Date of Review does not coincide with the company’s fiscal year-end. Evans & Evans used a weighting of the actual revenues for the year ended December 31, 2008 and the annualized results for the three months ended March 31, 2009.

In undertaking the Public Company Guideline Method Evans & Evans also reviewed CombinatoRx’s financial data relative to the multiples for the guideline public companies.

Evans & Evans used a multiple of market value of invested capital (“MVIC”) to revenues as a means of deriving the fair market value of a 100% equity interest in the Company. MVIC is defined as market capitalization less long-term debt.

Evans & Evans initially reviewed financial information on the following companies: Ligand Pharmaceuticals Inc., BioSpecifics Technologies Corp., RegeneRx Biopharmaceuticals, Inc., XOMA Ltd., Ore Pharmaceuticals Inc., Monogram Biosciences, Inc., Idera Pharmaceuticals, Inc. and AVI BioPharma, Inc. The initial companies were selected for review based on the markets in which they operate and their current level of operations in comparison to CombinatoRx. Upon further review of key financial ratios, such as dividend yield, gross margin, earnings before interest, taxes and depreciation, net profit and current ratio and the products, market size and target, services and stages of development and commercialization, the following four companies were used in the analysis: BioSpecifics Technologies Corp., Ore Pharmaceuticals Inc., Idera Pharmaceuticals, Inc. and AVI BioPharma, Inc.

Evans & Evans calculated an average MVIC/revenue multiple of 7.4 for the four selected guideline public companies outlined above. Upon arriving at an estimate of value using the median MVIC/revenue multiple, it was necessary to consider the application of a control premium or a discount for lack of marketability. Given that public company policies prevent exploitation of minority stockholders and that the interests of management and minority owners tend to be aligned through stock options to maximize shareholder wealth, applying a premium for control was not deemed necessary.

Evans & Evans also considered the application of a discount for lack of marketability. Valuation theory holds that the investors value liquidity, i.e., the ability to convert the investment asset to cash quickly and at a relatively certain amount. Conversely, investors generally require a substantial discount to attract their money to an illiquid investment compared with an otherwise similar liquid investment. The discount for lack of marketability is an adjustment from the value determined using the MVIC/revenue multiple to account for the lack of marketability.

A discount for lack of marketability of 12% was then applied to arrive at a valuation of CombinatoRx in the range of $65.4 million to $69.8 million.

Evans & Evans arrived at a discount for lack of marketability of 12% based on the following factors:

Dividend Yield	1%
Company Size	0%
Company Profitability	3%
Depth of Trading Market	5%
Restrictions on Transferability	0%
Costs of Preparing Company for Sale	3%

12%

Based on the above approaches (with care to the qualitative analysis conducted) used to determine the value of CombinatoRx, Evans & Evans deemed it appropriate to apply a weighting to the two approaches. A weighting was undertaken in order to consider both approaches and to balance the trading price of the CombinatoRx, which can reflect transient booms and busts in the market, with a revenue method comparing CombinatoRx’s results to that of comparable public companies. The majority of the weight was placed on the Guideline Public Company Method value arrived at in the high end of the range to reflect the fact that the trading volumes of CombinatoRx are not significant. In the lower end of the range of values, more weight was placed on the Trading Price Analysis as it reflects the price at which individual stockholders would be able to sell their shares.

Neuromed Analysis

In undertaking a review of Neuromed, Evans & Evans used a scenario-based Discounted Cash Flow method. Using financial projections furnished by Neuromed for the six years ending December 31, 2009 through 2014, Evans & Evans developed a debt-free cash flow forecast for the company which it then converted into value using a calculated weighted average cost of capital ranging from 30% to 35%. Evans & Evans derived this range by estimating the weighted average cost of debt and equity capital for Neuromed. After reviewing the debt to equity weighting of life science companies similar to Neuromed, Evans & Evans determined that a capital structure of 10% debt and 90% equity was appropriate for this analysis. Based on Evans & Evans’ independent analysis and discussions with management, Evans & Evans estimated a pre-tax cost of debt for Neuromed of 12%. Evans & Evans estimated a cost of equity for Neuromed ranging from 32.5% to 37.5% based upon a generic equity risk premium for a market basket of publicly traded equities (15.5%) and an additional significant Neuromed specific risk premium based upon Neuromed’s capital structure, costs to commercialization, competitive environment, uncertain future revenues and regulatory environment (17% to 22%). The value derived from the discounted cash flow analysis was used to arrive at a value of the intellectual property (after deducting contributory charges). The value of the intellectual property was notionally adjusted on Neuromed’s balance sheet to arrive at a current fair market value for Neuromed.

Various scenarios were considered as to future cash flows available to Neuromed based on the uncertainty and timing of the receipt of FDA approval of Exalgo, the number of indications for which it is approved and potential market penetration of Exalgo. The scenarios considered were: (1) no approval of Exalgo; (2) approval of Exalgo before December 31, 2009; (3) approval of Exalgo before September 2010; (4) approval of Exalgo before December 2010; and, (5) approval of Exalgo in calendar year 2011. Each of the scenarios above in which FDA approval is assumed also includes a further analysis in which it was assumed that Exalgo was approved for 3 uses; Exalgo was approved for less than 3 uses; and Exalgo was approved for less than 3 uses with low market penetration. Based on a review of the market size and penetration rates, estimates were then made as to potential royalty revenues to Neuromed. The results of the above analyses were weighted based on discussions with management and a review of market data and competitors.

Evans & Evans arrived at a fair market value of Neuromed in the range of $50 million to $55 million.

In undertaking the analysis of fairness, Evans & Evans also considered the liquidity preference of the various series of shares and the range of values at which each series would participate in future returns, including a merger of the company.

The range of values at which each series begins participating in accordance with the share rights of each series is as follows:

Series of Shares	Range
Series F redeemable preferred stock	Up to $27 million
Series C-1 preferred stock, Series C-2 preferred stock, Series D-1 preferred stock and Series D-2 preferred stock	Above $27 million
Series A-1 preferred stock, Series A-2 preferred stock, Series B-1 preferred stock and Series B-2 preferred stock	Above $115 million
Common stock	Above $135 million

In accordance with the share rights attached to the special voting shares of Neuromed, these shares do not participate on a liquidation.

Any transaction that results in a series of shares participating in the transaction on terms at least as beneficial to the holders of the series of shares as those provided for in the share rights of that series relative to the value arrived at by Evans & Evans was considered by Evans & Evans to be fair to the holders of the shares of the series.

Conclusion

Based upon its analyses, and subject to the assumptions made, matters considered, and qualifications and limitations of the review undertaken in connection with the opinion, Evans & Evans is of the opinion that, as of the date of the opinion, the merger consideration to be issued by CombinatoRx in connection with the merger as provided in the agreements is fair to Neuromed and its stockholders from a financial point of view.

Relationships Between Neuromed US and Neuromed Canada

Neuromed US and Neuromed Canada are two separate privately-held biopharmaceutical companies, which together carry on the business of the development of new and improved pain medicines. The two companies have a shared management team which directs the operation of the business. The structure of having Neuromed US and Neuromed Canada operate the business jointly was created principally for tax purposes in order to accommodate the specific tax considerations applicable to the companies and the Canadian and U.S. resident shareholders while the companies remained privately-held. Under the structure, referred to herein as the exchangeable share structure, holders of exchangeable shares of Neuromed Canada may, or may be required to, exchange their exchangeable shares for corresponding shares of Neuromed US. The exchangeable share structure also provides holders of equity shares of Neuromed US with parallel voting rights in Neuromed Canada and provides holders of equity shares of Neuromed Canada with parallel voting rights in Neuromed US. Prior to the effective time and as a condition of the merger, all exchangeable shares of Neuromed Canada will be exchanged for corresponding shares of Neuromed US (common stock, series preferred stock or Series F redeemable preferred stock, as the case may be), the exchangeable share structure will be eliminated, and Neuromed Canada will become a wholly-owned subsidiary of Neuromed US. Neuromed Canada has obtained shareholder approval to authorize the board of directors of Neuromed Canada to cause the exchange of the exchangeable shares and to eliminate the exchangeable share structure.

Neuromed Reorganization

Neuromed US and Neuromed Canada currently operate under an exchangeable, “paired share” structure. Neuromed US and Neuromed Canada are independent companies, neither being the parent company of the other; however, they share a common board of directors, management and shareholder base, with each shareholder of Neuromed US also being a shareholder of Neuromed Canada, and with each shareholder (other than Neuromed US, which owns the single outstanding Neuromed Canada new common share and all of the outstanding Neuromed Canada non-voting preferred shares) holding units of the two companies, consisting of either:

•	common, series preferred or Series F redeemable preferred shares of Neuromed US, paired with special voting shares of Neuromed Canada; or

•

common exchangeable, series exchangeable or Class F exchangeable shares of Neuromed Canada, paired with common special voting, series special voting or Series F special voting shares of Neuromed US and special voting shares of Neuromed Canada.

The rights of the companies’ shareholders and the obligations of the companies to each other in respect of this exchangeable, paired share structure are set forth in the certificate of incorporation of Neuromed US, the articles of Neuromed Canada, an exchange agreement among Neuromed US, Neuromed Canada and their shareholders and a support agreement between Neuromed US and Neuromed Canada. Pursuant to these instruments, the exchangeable shares of Neuromed Canada are exchangeable for shares of the equivalent class and series of shares of Neuromed US in certain circumstances, including the designation of a “redemption date” by the board of directors of Neuromed Canada or authorized by the vote or written consent or agreement of holders of at least 66 2/3% of the votes attached to the Neuromed US shares then outstanding, voting together as a single class. Upon any exchange of exchangeable shares, Neuromed US is required to redeem the special voting shares of Neuromed US that correspond to the exchangeable shares that were exchanged, for a price of $0.000001 per share. At such time as all of the exchangeable shares of Neuromed Canada have been exchanged for Neuromed US shares, the exchange and support agreements will automatically terminate and Neuromed

Canada will be required, subject to applicable law, to redeem all of the then outstanding special voting shares of Neuromed Canada, for a price of CDN$0.000001 per share. Upon the exchange of all exchangeable shares of Neuromed Canada and the redemption by Neuromed Canada of all special voting shares of Neuromed Canada, Neuromed Canada will become a wholly-owned subsidiary of Neuromed US.

Prior to the execution of the merger agreement with CombinatoRx, Neuromed US obtained the written consent of the holders of at least 66 2/3% of the votes attached to the Neuromed US shares then outstanding with respect to the designation of a redemption date prior to the effective time of the merger. The parties expect that, prior to the effective time of the merger, the board of directors of Neuromed Canada will establish the specific redemption date, all exchangeable shares of Neuromed Canada will be exchanged for corresponding shares of Neuromed US and, subject to applicable law, Neuromed Canada will redeem all of the outstanding special voting shares of Neuromed Canada. Unless otherwise indicated, all information contained in this joint proxy statement/prospectus therefore assumes:

•	the exchange of all exchangeable shares and the redemption of all special voting shares of Neuromed Canada; and

•	that Neuromed Canada has, upon the completion of such exchanges and redemptions, become a wholly-owned subsidiary of Neuromed US.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax consequences of the merger that are expected to apply generally to each Neuromed stockholder upon exchange of shares of Neuromed US capital stock for shares of CombinatoRx common stock upon consummation of the merger. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing Treasury regulations and current administrative rulings and court decisions, all in effect as of the date hereof and all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to CombinatoRx, Neuromed or the Neuromed US stockholders as described in this summary. No attempt has been made to comment on all of the U.S. federal income tax consequences of the merger that may be relevant to particular holders, including holders who do not hold their shares as capital assets; holders subject to special treatment under the Code such as dealers in securities; banks; insurance companies; other financial institutions; mutual funds; real estate investment trusts; tax-exempt organizations; investors in pass-through entities; stockholders who are subject to the alternative minimum tax provisions of the Code; Neuromed US stockholders who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction; U.S. holders, as defined below, that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting; Neuromed US stockholders who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; and certain expatriates or former long-term residents of the United States. Stockholders described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the merger.

In the case of a stockholder that is a partnership, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships that are holders of Neuromed US capital stock and partners in such partnerships are urged to consult their own tax advisors regarding the consequences to them of the merger.

In addition, the following discussion does not address the tax consequences of the merger under state, local or non-U.S. tax laws, including under Canadian tax laws. Furthermore, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which convertible promissory notes or indebtedness of Neuromed Canada or Neuromed US were converted into shares of Neuromed Canada or Neuromed US capital stock or shares of Neuromed Canada or Neuromed US capital stock are acquired or disposed of, including in connection with the exercise of warrants or the exchange of exchangeable shares of Neuromed Canada for shares of the equivalent class and series of shares of Neuromed US and the related redemptions of special voting shares of Neuromed Canada and Neuromed US described above in “—Neuromed Reorganization”; (b) the tax consequences to holders of options or warrants issued by Neuromed US which are assumed in connection with the merger; or (c) the tax consequences of the receipt of shares of CombinatoRx common stock other than in exchange for shares of Neuromed US capital stock pursuant to the merger agreement. No ruling from the Internal Revenue Service, or the IRS, has been or will be requested in connection with the merger, and Neuromed US stockholders should be aware that the IRS could adopt a contrary position which could be sustained by a court contrary to that set forth in this discussion.

CombinatoRx has received the opinion of Goodwin Procter LLP, acting as counsel to CombinatoRx, regarding this discussion under the heading “The Merger – Material United States Income Tax Consequences of the Merger,” included as Exhibit 8.1. This tax opinion is subject to certain assumptions and qualifications and will be based in part on the truth and accuracy of certain representations made by Neuromed and CombinatoRx. No ruling from the Internal Revenue Service has been or will be requested in connection with the merger, and Neuromed Stockholders should be aware that the tax opinion discussed in this section is not binding on the Internal Revenue Service and that the Internal Revenue Service could adopt a contrary position which could be sustained by a court.

Holders of Neuromed US capital stock are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences under state, local and non-U.S. tax laws, including under Canadian tax laws.

Treatment of Merger as a “Reorganization” under Section 368(a)

For purposes of this section, “stock value” means the volume-weighted average of the per share daily closing prices of CombinatoRx common stock as reported by The NASDAQ Global Market for the five consecutive trading days ending on the second day prior to the closing date.

If the stock value of CombinatoRx common stock is equal to or greater than $0.50 (based on a closing date of November 17, 2009), the merger will qualify as a reorganization, within the meaning of Section 368(a) of the Code.

The U.S. federal income tax consequences that would result for U.S. holders if the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code are described in the following discussion, under the heading “The Merger—Treatment of U.S. holders in the merger.”

Although CombinatoRx and Neuromed intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, if the stock value of CombinatoRx common stock is less than $0.50 (based on a closing date of November 17, 2009), the law is unclear as to whether the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and Goodwin Procter LLP is therefore unable to render an opinion as to whether the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code in this scenario.

More specifically, in this scenario, the law is unclear as to whether the merger will qualify as a reorganization under either Section 368(a)(1)(B) of the Code or under Section 368(a)(2)(E) of the Code. For the merger to qualify as a reorganization under Section 368(a)(1)(B) of the Code, the consideration received by Neuromed shareholders must be limited solely to voting stock of CombinatoRx. It is possible that the IRS could successfully assert that the Neuromed shareholders will not be treated for U.S. federal income tax purposes as owning the milestone shares while such shares are in escrow, even though Neuromed shareholders will be entitled to any dividends paid on the milestone shares during such period. In that case, the IRS could successfully further assert that the right to receive such dividends, if any, should be treated as additional consideration received by Neuromed shareholders in the merger, which would result in the merger failing to satisfy the voting stock limitation described above and therefore failing to qualify as a reorganization under Section 368(a)(1)(B) of the Code.

The law is also unclear as to whether the merger would separately qualify in this scenario as a reorganization under Section 368(a)(2)(E) of the Code. For the merger to qualify as a reorganization under Section 368(a)(2)(E) of the Code, Neuromed shareholders must be treated as exchanging for an amount of CombinatoRx voting stock an amount of Neuromed stock representing at least 80% of the combined voting power of all classes of Neuromed voting stock and at least 80% of the total number of shares of all classes of Neuromed nonvoting stock. If the value of the firm shares and the holdback shares does not exceed the Series F preference amount, it is possible that the IRS could successfully assert that only the Series F redeemable preferred shares were exchanged in the merger for CombinatoRx voting stock. In that case, the IRS could successfully further assert that, because the Series F redeemable preferred shares standing alone do not satisfy the two 80% tests described above, the merger will not qualify as a reorganization under Section 368(a)(2)(E) of the Code.

If the merger is not treated as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder, as defined under the heading “Treatment of Neuromed stockholders in the merger,” will generally be treated as exchanging its Neuromed US capital stock in a fully taxable transaction in exchange for CombinatoRx common stock. Gain or loss recognized upon such an exchange generally will be capital gain or capital loss. Any recognized capital gain or capital loss will be long-term capital gain or capital loss, if the stockholder has held the shares of Neuromed US capital stock for more than one year.

Treatment of Neuromed stockholders in the merger

For purposes of this discussion, “U.S. holder” and “non-U.S. holder” are defined as follows:

•

a “U.S. holder” is a beneficial owner of Neuromed US capital stock, that is (a) an individual citizen or resident of the United States, (b) a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States or of a state of the United States or the District of Columbia, (c) a trust (i) in respect of which a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (d) an estate that is subject to U.S. federal income tax on its worldwide income from all sources; and

•	a “non-U.S. holder” is a beneficial owner of Neuromed US capital stock other than a U.S. holder or a partnership for U.S. federal income tax purposes.

Treatment of U.S. holders in the merger

If the merger qualifies as a reorganization, within the meaning of Section 368(a) of the Code, US holders will not generally recognize gain or loss upon the exchange of their Neuromed US capital stock for CombinatoRx common stock. US holders will generally obtain a basis in the CombinatoRx common stock they receive in the merger equal to their basis in the exchanged Neuromed US capital stock. The holding period of the shares of CombinatoRx common stock received by a Neuromed US stockholder in the merger will include the holding period of the shares of Neuromed US capital stock surrendered in exchange therefor.

A U.S. holder who receives cash in lieu of a fractional share of CombinatoRx common stock will be treated for U.S. federal income tax purposes as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by CombinatoRx. Such U.S. holder will recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received. Such gain or loss will be a long-term capital gain or loss, if the U.S. holder’s holding period is greater than one year as of the date of the closing of the merger. For U.S. holders who are individuals, any long-term capital gain generally will be taxed at a U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

If the merger is not treated as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder will generally will be treated as exchanging its Neuromed US capital stock in a fully taxable transaction in exchange for CombinatoRx common stock. Gain or loss recognized upon such an exchange generally will be capital gain or capital loss. Any recognized capital gain or capital loss will be long-term capital gain or capital loss, if the stockholder has held the shares of Neuromed US capital stock for more than one year.

Regardless of whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, it is not clear whether the milestone shares will be treated, for U.S. federal income tax purposes, as issued as of the closing date or if such shares will be treated as issued in the future upon the release, if any, of such shares from escrow to former Neuromed US stockholders. If the milestone shares are treated as not issued as of the closing date to former Neuromed US stockholders, a portion of such shares if released from escrow at a later date will be taxable to U.S. holders as imputed interest income.

U.S. holders withholding and reporting requirements

A non-corporate U.S. holder may be subject to backup withholding at a rate of 28% with respect to milestone shares in the event they are characterized as imputed interest as described above. However, backup withholding will not apply to a stockholder who either (a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the letter of transmittal, or (b) otherwise proves to CombinatoRx and its exchange agent that the stockholder is exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

If the merger is a reorganization within the meaning of Section 368(a) of the Code, certain U.S. holders that receive CombinatoRx common stock in the merger will be required to file statements with their U.S. federal income tax returns setting forth their basis in the Neuromed US capital stock surrendered and the fair market value of the consideration received in the merger, and to retain permanent records of these facts relating to the merger. U.S. holders are urged to consult their own tax advisors to comply with these rules.

Treatment of non-U.S. holders in the merger

A non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain with respect to the merger if the merger is treated as reorganization within the meaning of Section 368(a) of the Code. If the merger is not treated as a reorganization, within the meaning of Section 368(a) of the Code, a non-U.S. holder will still not be subject to U.S. federal income or withholding tax on gain with respect to the merger as long as:

•

such gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or, if a tax treaty applies, is not attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States;

•

in the case of certain capital gains, the non-U.S. holder either is not considered, for U.S. federal income tax purposes, to be present in the United States for 183 days or more during the taxable year in which the capital gain is recognized or otherwise qualifies for an exemption; and

•

Neither Neuromed US nor Neuromed Canada is and neither has been a “U.S. real property holding corporation” at any time within the shorter of the five-year period ending on the date on which the proposed transaction is consummated or such non-U.S. holder’s holding period.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Neither Neuromed US nor Neuromed Canada believes that it is or has been a U.S. real property holding corporation within the last five years and neither expects to become a U.S. real property holding corporation prior to the date of the closing of the merger.

Regardless of whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, it is not clear whether the milestone shares will be treated, for U.S. federal income tax purposes, as issued as of the closing date or if such shares will be treated as issued in the future upon the release, if any, of such shares from escrow to the former Neuromed US stockholders. If the milestone shares are treated as not being issued as of the closing date to former Neuromed US stockholders, a portion of such shares if released from escrow at a later date will be characterized as a payment of imputed interest to non-U.S. holders. If this interest income does not qualify under the “portfolio interest” exception, such interest income could be subject to withholding at a rate up to 30%.

Material Canadian Federal Income Tax Consequences of the Merger for Certain Canadian Resident Neuromed US Stockholders

The following is a summary of the material Canadian federal income tax consequences of the merger applicable to a holder of shares of Neuromed US stock who, for the purpose of the Income Tax Act (Canada), or the Canadian Tax Act, and any applicable income tax treaty, is or is deemed to be a resident of Canada and who holds his, her or its shares of Neuromed US stock as capital property and deals at arm’s length with, and is not and will not be affiliated with, Neuromed US.

The merger will likely not be a “foreign merger” for purposes of the Canadian Tax Act. Therefore, the exchange of shares of Neuromed US stock for shares of CombinatoRx common stock in the merger will generally be a taxable event to a Canadian resident holder of shares of Neuromed US stock. Such a stockholder will be considered, at the effective time of the exchange, to have disposed of his, her or its shares of Neuromed US stock for proceeds of disposition equal to the fair market value of the “firm shares,” the rights to receive “holdback shares” and the rights to receive “milestone shares” acquired by such stockholder in the exchange. As a result, such a stockholder may realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of (i) the adjusted cost base to such stockholder of his, her or its shares of Neuromed US stock immediately prior to the exchange and (ii) any reasonable costs of disposition.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Neuromed US stockholder. This summary does not summarize the Canadian tax consequences of the exchange of exchangeable shares of Neuromed Canada for shares of Neuromed US stock and the related transactions described above in “—Neuromed Reorganization” or the Canadian tax consequences of the release or cancellation of escrowed “holdback shares” or “milestone shares.” This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your own tax advisor regarding the particular consequences of the merger to you.

Accounting Treatment

CombinatoRx intends to treat the merger as a purchase by CombinatoRx of Neuromed under generally accepted accounting principles in the United States, or GAAP. Under the acquisition method of accounting, the assets and liabilities of Neuromed will be recorded, as of the completion of the merger, at the respective fair values, in the financial statements of CombinatoRx. Financial statements and reported results of operations of CombinatoRx issued after the completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Neuromed.

U.S. Restrictions on the Ability to Sell CombinatoRx Common Stock

All shares of CombinatoRx common stock that Neuromed stockholders receive in connection with the merger will be freely transferable for the purposes of the Securities Act of 1933, as amended, referred to herein as the Securities Act, unless the stockholder is considered an affiliate of CombinatoRx after the effective time of the merger. If the stockholder is an affiliate of the combined company after the merger is consummated, the stockholder will be permitted to sell the shares of CombinatoRx common stock he, she or it receives in the merger only pursuant to an effective registration statement or an exemption from registration under the Securities Act. The registration statement of which this joint proxy statement/prospectus forms a part does not register the resale of stock received in the merger by affiliates. In addition, pursuant to a registration rights agreement, CombinatoRx has agreed to give certain affiliates of the combined company registration rights with respect to the shares of CombinatoRx acquired by them in the merger. The registration rights agreement is described in the section “Registration Rights Agreement” on page 148.

Canadian Restrictions on Canadian Residents’ Ability to Sell CombinatoRx Common Stock

It is a condition of the merger that CombinatoRx will become a reporting issuer under the Securities Act (British Columbia) prior to or immediately following the consummation of the merger in a manner that permits former Neuromed stockholders resident in Canada to trade the CombinatoRx common stock received in the merger without regard to the requirement that CombinatoRx be a reporting issuer in a jurisdiction of Canada for the four months immediately preceding such first trade. Upon satisfaction of this condition, first trades of CombinatoRx common stock received by residents of Canada in the merger will be subject to satisfaction of the following conditions:

•	the trade is not a “control distribution” as defined in Canadian National Instrument 45-102—Resale of Securities;

•	no unusual effort is made to prepare the market or create a demand for those securities;

•	no extraordinary commission or consideration is paid in respect of the trade; and

•	if the selling securityholder is an insider or officer of CombinatoRx, the insider or officer has no reasonable grounds to believe that CombinatoRx is in default of securities legislation.

After the consummation of the merger, CombinatoRx expects to qualify as an “SEC foreign issuer” or a “US issuer” under the Canadian securities laws and in this capacity will, among other things, file copies of SEC disclosure documents with Canadian securities regulators.

The NASDAQ Global Market Listing

CombinatoRx anticipates that its common stock will continue to be listed on The NASDAQ Global Market following the completion of the merger under its current trading symbol “CRXX” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred). To enable CombinatoRx to maintain its eligibility for the continued listing of its common stock on The NASDAQ Global Market, CombinatoRx is seeking stockholder approval pursuant to this joint proxy statement/prospectus to authorize an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect a reverse stock split of the issued and outstanding shares of CombinatoRx common stock pursuant to which any whole number of outstanding shares between and including two and eight would be combined and reclassified into one share of CombinatoRx common stock (such exact amount to be determined by the CombinatoRx board of directors). The reverse stock split will become effective at a time mutually agreed to by CombinatoRx and Neuromed, potentially including after the consummation of the merger.

Litigation Related to the Merger and Related Settlement

On October 2, 2009, a lawsuit was filed in the Superior Court for Suffolk County, Massachusetts against CombinatoRx, each of the members of CombinatoRx’s board of directors and Neuromed. The action is brought by Philip Lorenzi, a purported stockholder of CombinatoRx, on his own behalf, and seeks also to certify, and bring the action on behalf of, a class of CombinatoRx stockholders. The complaint alleges the members of the board breached fiduciary duties owed to CombinatoRx stockholders by, among other things, agreeing to an all-

stock transaction at an unfair price, agreeing to a merger agreement which contained preclusive deal protection devices, and failing to disclose material information related to the proposed merger between CombinatoRx and Neuromed, and that CombinatoRx and Neuromed aided and abetted the purported breaches of fiduciary duties. The allegations relating to the defendants agreeing to a transaction at an unfair price related to the ability of Neuromed’s shareholders to receive 70% of the stock of the combined company if FDA approval of Exalgo is obtained prior to December 31, 2009 and the ability of Neuromed’s shareholders to obtain ownership of 30% of the combined company even if Exalgo never receives FDA approval. The allegations relating to the merger agreement containing preclusive deal protection devices related to (i) CombinatoRx’s agreement not to engage in negotiations for, or otherwise pursue any, competing acquisition proposals after signing the merger agreement unless CombinatoRx, after consulting with its outside legal counsel and independent financial advisors, determined that such a potential proposal constitutes, or would reasonably be expected to lead to, a superior competing proposal and (ii) Neuromed’s ability to match any competing bid which may be made before CombinatoRx’s board could recommend acceptance of such competing bid. The allegations relating to materially misleading or incomplete statements describing the merger focused on disclosures related to the fairness opinions and other advice provided to CombinatoRx and Neuromed by Wedbush Morgan and Evans & Evans, respectively, the mechanism by which the relative ownership of the combined company by pre-merger CombinatoRx and Neuromed stockholders will be adjusted based on the timing of the FDA’s approval of Exalgo and further details surrounding the negotiation of, and rationale for, the merger. The complaint seeks, among other relief: an injunction against the merger or, if the merger is consummated, rescissory damages or rescission thereof; an order requiring disclosure of all material information necessary for shareholders to make an informed vote on the proposed merger; and an accounting for damages caused by defendants as well as an award of all costs and disbursements of the action, including reasonable attorneys’ fees and expenses.

While CombinatoRx and the other defendants believe the allegations in the complaint are entirely without merit and they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation, on October 8, 2009, the defendants entered into a memorandum of understanding, or MOU, with the plaintiffs to settle this lawsuit. Subject to the negotiation and execution of a stipulation of settlement with respect to this litigation and the approval of this settlement by the court, the MOU resolves the allegations by the plaintiffs against the defendants and provides a release and settlement by the purported class of CombinatoRx’s stockholders of all claims and causes of actions of any kind whatsoever, whether under state or federal law, against the defendants and their affiliates and agents in connection with the merger, the merger agreement, any of the transactions contemplated by the merger agreement or that arise out of allegations, facts, events or claims that were in the complaint or that could have been brought in the complaint. In exchange for this release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions between and among the parties, that CombinatoRx would provide the following additional supplemental disclosures in “The Merger—Background of the Merger” and “The Merger—Opinion of CombinatoRx’s Financial Advisor—Summary of Analyses” on pages 72 through 91 and pages 99 through 101 of this joint proxy statement/prospectus:

•

CombinatoRx provided additional information pertaining to the criteria employed by Wedbush Morgan for determining which companies were deemed comparable to Neuromed to select terminal multiples in “The Merger—Opinion of CombinatoRx’s Financial Advisor—Discounted Cash Flow Analysis.”

•

CombinatoRx provided additional information pertaining to who participated in the determination of the mechanism by which the relative ownership of the combined company by pre-merger CombinatoRx and Neuromed stockholders will be adjusted based on the timing of the FDA’s approval of Exalgo.

•

CombinatoRx provided additional information about the potential synergies of a combined company and the potential strategies for developing the CombinatoRx pipeline of product candidates that CombinatoRx and Neuromed discussed on January 15, 2009.

•	CombinatoRx provided additional information on the substance of the March 4, 2009 discussion about Exalgo that took place between Neuromed and FDA regulatory consultants for CombinatoRx.

•

CombinatoRx provided additional information concerning the potential merger transaction structures and exchange ratios that CombinatoRx’s strategic advisor discussed with Neuromed’s financial advisor between March 6, 2009 and May 5, 2009.

•	CombinatoRx provided information about the substance of the April 2, 2009 discussion between CombinatoRx and Neuromed concerning the status of Exalgo.

•	CombinatoRx provided information concerning whether Neuromed’s June 11, 2009 announcement concerning Merck affected CombinatoRx’s decision to enter into a transaction with Neuromed.

•	CombinatoRx provided additional information concerning the preliminary inquiries CombinatoRx received in late 2008 regarding a potential merger or other transactions.

•	CombinatoRx disclosed the type of transaction discussed with Party A between November 10, 2008 and late February 2009, and the nature and extent of the discussions held during this time.

•	CombinatoRx provided the criteria used to prioritize the list of potential merger and acquisition candidates to three companies on December 9, 2008.

•	CombinatoRx provided additional information about the nature and extent of discussions with the third company that was prioritized other than Party A or Neuromed.

•	CombinatoRx provided additional information concerning whether Party A provided any reasons for ceasing to discuss a possible transaction with CombinatoRx on February 27, 2009.

•

CombinatoRx provided additional information concerning whether Party B was one of the 20 parties on the potential partners list; whether Party B was the third party that was prioritized; and the nature and extent of the discussions with Party B held prior to March 11, 2009.

•

CombinatoRx provided additional information concerning the structure of the potential business combination discussed with Party B on March 23, March 24 and April 3, 2009, and whether Party B provided any reasons for deciding not to proceed with a transaction with CombinatoRx on April 15, 2009.

•

CombinatoRx provided additional information in connection with the CombinatoRx board of directors meeting on October 23, 2008 during which the CombinatoRx board of directors discussed strategic alternatives.

•	CombinatoRx provided additional information in connection with the CombinatoRx board of directors meeting on November 11, 2008 regarding the third party interest in licensing Synavive.

•

CombinatoRx provided additional information in connection with the CombinatoRx board of directors meeting on December 4, 2008, including the progress of business development discussions for outlicensing Synavive.

•

CombinatoRx provided additional information in connection with the CombinatoRx board of directors meeting on January 6, 2009 on the progress of business development discussions for outlicensing Synvive and other business development activities.

•	CombinatoRx provided additional information in connection with the liquidation analysis of CombinatoRx reviewed by the CombinatoRx board of directors on February 19, 2009.

•

CombinatoRx provided additional information in connection with the CombinatoRx board of directors meeting on April 24, 2009 concerning the status of the outlicensing of Synavive and CombinatoRx’s current product development pipeline.

•

CombinatoRx provided additional information in connection with the criteria used by CombinatoRx to retain Dr. Stelios Papadopoulos in August 2008 as a strategic advisor regarding the potential outlicensing of Synavive, his qualifications in mergers and acquisitions, and his role in the sale process.

•

CombinatoRx provided additional information in connection with the criteria used to select Frank Haydu and Patrick Fortune to serve as members of the transaction committee of the CombinatoRx board of directors.

•

CombinatoRx provided additional information regarding the duties Dr. Cynthia McCormick and Dr. Deborah B. Leiderman performed as consultants to assist CombinatoRx in its due diligence review of Exalgo.

CombinatoRx believes the supplemental disclosures are not required to be disclosed under federal or state securities laws and are not material as a matter of law or in the context of the matters being considered at the CombinatoRx annual meeting and the Neuromed special meeting or the offer of CombinatoRx securities to the Neuromed stockholders in the merger under the registration statement of which this joint proxy statement/prospectus is a part. The defendants have also agreed not to oppose any fee application by plaintiffs’ counsel that does not exceed $225,000. The settlement, including the payment by CombinatoRx or any successor thereto of any attorneys’ fees, is also contingent upon, among other things, the merger becoming effective under Delaware law. In the event the settlement is not approved or such conditions are not satisfied, the defendants will continue to vigorously defend this lawsuit.

Appraisal Rights

Under Section 262 of the DGCL, any holder of Neuromed common stock or Neuromed preferred stock who does not wish to accept the merger consideration may elect to exercise appraisal rights in lieu of receiving the merger consideration. A stockholder who exercises appraisal rights may petition the Delaware Court of Chancery to determine the “fair value” of his, her or its shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, and receive payment of fair value in cash, together with a fair rate of interest, if any. However, the stockholder must comply with the provisions of Section 262 of the DGCL.

The following discussion is a summary of the law pertaining to appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Appendix J. All references in Section 262 of the DGCL to a “stockholder” and in this summary to a “stockholder” are to the record holder of the shares of Neuromed common stock and/or Neuromed preferred stock who exercises appraisal rights.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders, as in the case of the merger agreement, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes such notice, and the applicable statutory provisions are attached to this joint proxy statement/prospectus as Appendix J. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Appendix J. Any holder of Neuromed common stock or Neuromed preferred stock, who wishes to exercise appraisal rights or who wishes to preserve the right to do so, should review the following discussion and Appendix J carefully. Failure to comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. If you lose your appraisal rights, you will be entitled to receive the merger consideration described in the merger agreement.

Stockholders wishing to exercise the right to seek an appraisal of their shares must do ALL of the following:

•

The stockholder must not vote in favor of the proposal to adopt and approve the merger agreement and to approve the merger. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the proposal, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal, abstain or not vote its shares.

•	The stockholder must deliver to Neuromed a written demand for appraisal before the vote on the merger agreement at the special meeting.

•

The stockholder must continuously hold the shares from the date of making the demand through the effective time of the merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the merger.

•

The stockholder must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the merger. The surviving company is under no obligation to file any petition and has no intention of doing so.

Neither voting, in person or by proxy, against, abstaining from voting on or failing to vote on the proposal to adopt and approve the merger agreement and to approve the merger will constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Only a holder of record of shares of Neuromed common stock or Neuromed preferred stock issued and outstanding immediately prior to the effective time of the merger may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates. The demand must reasonably inform Neuromed of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:

NEUROMED PHARMACEUTICALS

301 – 2389 HEALTH SCIENCE MALL

VANCOUVER, BC

V6T1Z3

ATTENTION: CORPORATE SECRETARY

If the merger is completed, Neuromed will give written notice of the effective time of the merger within 10 days after such effective time to each former Neuromed stockholder who did not vote in favor of the merger agreement and who made a written demand for appraisal in accordance with Section 262 of the DGCL. Within 120 days after the effective time of the merger, but not later, either the surviving company or any dissenting stockholder who has complied with the requirements of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Neuromed stock held by all dissenting stockholders. The surviving company is under no obligation to file any petition and has no intention of doing so. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the merger, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which Neuromed has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If any party files a petition for appraisal in a timely manner, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings and any stockholder who fails to comply with such direction may be dismissed from such proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Neuromed common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery may determine the fair value to be more than, less than or equal to the consideration that the dissenting stockholder would otherwise receive under the merger agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and will allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration. A fairness opinion of an investment banking firm does not in any manner address fair value under Section 262 of the DGCL.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the effective time of the merger, vote the shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the merger.

Any stockholder may withdraw a demand for appraisal and accept the merger consideration by delivering to the surviving company a written withdrawal of the demand for appraisal, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of the surviving company, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s shares will be converted into the right to receive the merger consideration.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION FOR YOUR DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A NEUROMED STOCKHOLDER AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

MERGER AGREEMENT

This section contains material information pertaining to the merger agreement. The following summary describes the material provisions of the merger agreement. The full text of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference. This summary may not contain all of the information that is important to you, and you are encouraged to read carefully the entire merger agreement. The following description is subject to, and is qualified in its entirety by reference to, the merger agreement. The escrow agreement is described in the section “Escrow Agreement” on page 143, the voting agreements are described in the section “Voting Agreements” on page 147, and the registration rights agreement is described in the section “Registration Rights Agreement” on page 148.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, at the completion of the merger, PawSox, Inc., a wholly-owned subsidiary of CombinatoRx, or Merger Sub, will merge with and into Neuromed. Neuromed will be the surviving corporation in the merger and will continue as a wholly-owned subsidiary of CombinatoRx. Neuromed Canada will continue as a wholly-owned subsidiary of Neuromed US.

Completion of the Merger

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including the approval of the stockholders of CombinatoRx and Neuromed US. The merger will become effective when a duly executed and delivered certificate of merger is filed with the Secretary of State of the State of Delaware.

CombinatoRx and Neuromed are working to complete the merger as quickly as practicable and currently expect that the merger could be completed during the fourth quarter of 2009. However, CombinatoRx and Neuromed cannot predict the exact timing of the completion of the merger because it is subject to various conditions.

Merger Consideration

Form of Consideration

Pursuant to the terms of the merger agreement, assuming no changes in the outstanding share capital of CombinatoRx other than pursuant to exercises of CombinatoRx options having an exercise price less than $1.31 per share, CombinatoRx will issue as merger consideration a total of approximately 82.7 million shares of its common stock, a portion of which is subject to the terms of an escrow arrangement, which is described below and in the section entitled “Escrow Agreement” beginning on page 143 of this joint proxy statement/prospectus. Neuromed stockholders will receive an aggregate of approximately 14.9 million shares at closing. The balance of such merger consideration, or an aggregate of approximately 67.8 million shares, will be placed into escrow at the closing and may or may not be released to Neuromed stockholders depending upon the timing of the FDA’s approval of Exalgo, which is a drug product candidate for which the commercial rights were recently sold by Neuromed Canada. These shares are referred to as “escrow shares.”

Neuromed stockholders will have voting and other ownership rights with respect to a portion of the escrow shares but no voting rights with respect to the milestone shares. As a result, current CombinatoRx stockholders will retain approximately 50% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger, current Neuromed stockholders will own or control approximately 48.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger (a portion of which will be subject to the terms of the escrow arrangement), and certain Neuromed directors, officers and other employees will hold approximately 1.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger in the form of shares underlying restricted stock unit awards granted by Neuromed under the Neuromed special equity incentive plan.

By releasing all, none or some of the escrow shares, former Neuromed stockholders’ percentage ownership of CombinatoRx following the merger will be adjusted. The release of the escrow shares, and any resulting adjustment of the relative ownership percentage of the then outstanding shares of common stock of the combined company, will be based upon the timing of the FDA’s approval of Exalgo. Exalgo is the subject of a recently filed New Drug Application, or NDA, with positive Phase 3 clinical results. In June 2009, Neuromed Canada sold the commercial rights to Exalgo to Mallinckrodt Inc., a subsidiary of Covidien plc, for $15 million in upfront payments, reimbursement of up to $16 million to cover certain of Neuromed’s costs associated with Exalgo, an approval milestone of $30 million, which could potentially increase up to $40 million, and tiered royalties on Exalgo net sales after FDA approval, if any, ranging from a mid to high-single digit percentage of net sales. The escrow arrangement is intended to provide CombinatoRx stockholders with the opportunity to participate in the potential benefits to the combined company if Exalgo is approved, but also provides some downward adjustment to the merger consolidation in the event Exalgo approval is delayed or does not occur.

Subject to the terms and conditions of the escrow agreement, the number of shares of CombinatoRx common stock to be distributed to the Neuromed stockholders upon Exalgo approval will represent the percentage of the shares of CombinatoRx common stock outstanding immediately after the merger set forth in the following table:

	Approximate percentage of CombinatoRx common stock to be owned by:(1)
Exalgo Approval Date	Current CombinatoRx Stockholders	Current Neuromed Stockholders	Former Neuromed officers, directors and employees in the form of restricted stock unit awards(2)
On or before December 31, 2009	30%	69.1%	0.9	%(3)
On or after January 1, 2010 and on or before September 30, 2010	40%	58.8%	1.2	%(3)
On or after October 1, 2010 and on or before December 31, 2010	60%	39.1%	0.9	%(4)
After December 31, 2010 or not at all	70%	29.1%	0.9	%(5)

(1)	The percentages set forth in this table are based on the number of then outstanding shares of common stock of CombinatoRx, which reflects the impact of the release and/or cancellation of escrow shares in accordance with the terms of the escrow agreement, the issuance of the shares underlying the restricted stock unit awards granted by Neuromed under the Neuromed special equity incentive plan, and assumes no additional changes in the combined company’s capitalization after the effective time of the merger.
(2)	The Neuromed board of directors has granted certain Neuromed directors, officers and employees the right to receive awards representing an aggregate of 1.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger, a percentage of which may be subject to automatic forfeiture depending upon the Exalgo approval date.
(3)	100% of the restricted stock units will vest if the Exalgo approval date occurs on or before September 30, 2010.
(4)	If the Exalgo approval date does not occur before October 1, 2010, participants will then forfeit 50% of their restricted stock units. If the Exalgo approval date occurs on or after October 1, 2010 and on or before December 31, 2010, the then remaining 50% of the restricted stock units held by the participants will vest.
(5)

In the case of a non-employee director, in the event that the Exalgo approval date has not occurred on or before December 31, 2010, but such non-employee director continues to be a director as of such date, then 42.857% of the original number of restricted stock units underlying the award shall vest and the remainder of the restricted stock units underlying the award shall be immediately forfeited. In the case of an employee, in the event that the Exalgo approval date has not occurred on or before December 31, 2010, then 7.143% of the original number of restricted stock units underlying the award shall be immediately forfeited and in the event such employee remains employed by CombinatoRx on the fifth anniversary of the date the merger was consummated, then 42.857% of the original number of restricted stock units underlying the award shall vest.

As each of the milestone dates described above are reached without receipt of FDA approval of Exalgo, the parties have agreed that the requisite number of the escrow shares will be returned to the combined company, cancelled and cease to be outstanding such that the number of escrow shares is reduced to the number of escrow shares that would be released to former Neuromed US stockholders if FDA approval of Exalgo is received on or before the next milestone date. If FDA approval of Exalgo is not received on or before December 31, 2010, all of the remaining escrow shares will be returned to the combined company, cancelled and cease to be outstanding. As a result, the total number of outstanding shares of common stock of the combined company may fluctuate significantly based on the timing of FDA approval of Exalgo, if any.

Allocation of the Merger Consideration Among Neuromed US Stockholders

In accordance with the merger agreement, the holders of Neuromed US Series F redeemable preferred stock will receive, prior and in preference to any distribution of merger consideration to the holders of any other shares of Neuromed US capital stock, a number of shares of CombinatoRx common stock with a value (based on the valuation methodology described below) equal to the Series F preference amount, as defined below. The aggregate Series F preference amount is equal to $9,111,277 plus $15,185.46 for each day from and including February 25, 2009 through and including the closing date of the merger. For the purpose of satisfying the Series F preference amount, the value of the shares of CombinatoRx common stock distributed at the closing and not subject to escrow (referred to as “firm shares”) shall be equal to 85% of the volume-weighted average of the closing prices as reported on The NASDAQ Global Market for the CombinatoRx common stock during the five-trading day period ending two trading days prior to the closing date and the value of the escrow shares shall be equal to 70% of such volume-weighted average.

The holders of the Neuromed US Series F redeemable preferred stock will have the first entitlement to the firm shares. If the Series F preference amount exceeds the value of all of the firm shares, determined in accordance with the valuation methodology described above, then:

•

the holders of the Neuromed US Series F redeemable preferred stock will receive all of the firm shares, and the holders of Neuromed US common stock and Neuromed US series preferred stock will receive no firm shares; and

•	the holders of the Neuromed US Series F redeemable preferred stock will have the first entitlement to the holdback shares.

If the total number of firm shares and holdback shares, taken together, have a value that is less than the Series F preference amount, determined in accordance with the valuation methodology described above, then:

•

the holders of the Neuromed US Series F redeemable preferred stock will receive all of the firm shares and holdback shares, and the holders of Neuromed US common stock and Neuromed US series preferred stock will receive no firm shares or holdback shares; and

•	the holders of the Neuromed US Series F redeemable preferred stock will have the first entitlement to the remaining portion of the merger consideration, the milestone shares.

If the total number of firm shares, holdback shares and milestone shares collectively have a value that is less than the Series F preference amount, determined in accordance with the valuation methodology described above, then the holders of the Neuromed US Series F redeemable preferred stock will receive all of the merger consideration and the holders of Neuromed US common stock and Neuromed US series preferred stock will receive no merger consideration.

The holders of Neuromed US common stock and Neuromed US series preferred stock will, therefore, receive merger consideration only to the extent the value of such merger consideration, determined in accordance with the valuation methodology described above, exceeds the Series F preference amount and only from such categories of shares (firm, holdback or milestone) as remain after satisfaction of the Series F preference amount. The holders of Neuromed US common special voting stock, series preferred special voting stock or Series F preferred special voting stock, if any, will not be entitled to any portion of the merger consideration.

FOR A DETAILED DESCRIPTION OF THE CONSIDERATION TO BE RECEIVED BY EACH NEUROMED STOCKHOLDER IN THE MERGER, SEE THE SECTION ENTITLED, “THE MERGER—ALLOCATION OF THE MERGER CONSIDERATION AMONG NEUROMED US STOCKHOLDERS” BEGINNING ON PAGE 69 OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

Treatment of Neuromed Stock Options

In connection with the merger, the vesting of all outstanding Neuromed stock options granted under the Neuromed stock option plans will be accelerated in full and such options will become exercisable prior to the effective time of the merger. Each Neuromed stock option that is outstanding and unexercised immediately prior to the effective time of the merger will be cancelled and will no longer represent the right to purchase common stock of Neuromed US or Neuromed Canada or any other equity security of Neuromed US, Neuromed Canada or CombinatoRx. Persons who exercise their stock options prior to the effective time of the merger will be entitled to receive the merger consideration payable with respect to the Neuromed stock issued upon such exercise.

CombinatoRx Stock

Each share of CombinatoRx common stock issued and outstanding at the time of the merger will remain issued and outstanding and those shares will be unaffected by the merger. As of the closing, current CombinatoRx stockholders will own approximately 50% of the deemed outstanding shares of the combined company immediately after the merger.

Procedures for Exchanging Neuromed Common Stock Certificates

Promptly after the effective time of the merger, Computershare Trust Company, N.A., as the exchange agent for the merger, will establish an exchange fund to hold the initial merger consideration to be paid to Neuromed stockholders in connection with the merger. The exchange fund will consist of shares of CombinatoRx common stock and cash to be paid in lieu of fractional shares of CombinatoRx common stock.

As promptly as practicable, but no later than two business days, following the completion of the merger, the exchange agent will mail to each holder of record of Neuromed common stock and/or Neuromed preferred stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the initial merger consideration. Upon proper surrender of Neuromed stock certificates together with a properly completed and duly executed letter of transmittal in accordance with the exchange agent’s instructions, the holder of such Neuromed stock certificates will be entitled to receive shares representing the number of whole shares of CombinatoRx common stock issuable to such holder pursuant to the merger and cash in lieu of any fractional share of CombinatoRx common stock issuable to such holder. The surrendered certificates representing Neuromed common stock and Neuromed preferred stock will be cancelled.

After the effective time of the merger, each certificate representing shares of Neuromed common stock or Neuromed preferred stock that has not been surrendered will represent only the right to receive shares of CombinatoRx common stock issuable pursuant to the merger and cash in lieu of any fractional share of CombinatoRx common stock to which the holder of any such certificate is entitled, and any unpaid dividends and distributions as further described below. No interest shall be paid or accrued on any cash in lieu of fractional shares or any such unpaid dividends and distributions payable to holders of Neuromed stock certificates.

Any holder or former holder of Neuromed common stock or Neuromed preferred stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

HOLDERS OF NEUROMED COMMON STOCK AND NEUROMED PREFERRED STOCK SHOULD NOT SEND IN THEIR NEUROMED STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF NEUROMED STOCK CERTIFICATES.

Fractional Shares

No fractional shares of CombinatoRx common stock will be issued in connection with the merger and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Neuromed after the merger. Instead, each holder of shares of Neuromed stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of CombinatoRx common stock will receive an amount of cash (without interest) determined by multiplying the fractional share interest to which such stockholder would otherwise be entitled by the average of the last sale prices of CombinatoRx common stock, as reported on The NASDAQ Global Market, for the five trading days immediately preceding the closing, rounded to the nearest whole cent.

Escrow Arrangement

Pursuant to the terms of the merger agreement, CombinatoRx will deposit an aggregate of approximately 67.8 million shares of CombinatoRx common stock into escrow. Following the effective time of the merger, these escrow shares may or may not be released to former Neuromed stockholders depending upon the timing of the FDA’s approval of Exalgo. These escrow shares are subject to the terms of an escrow agreement entered into by CombinatoRx, Computershare Trust Company, N.A., as escrow agent, and Kurt Wheeler, as representative of the Neuromed stockholders, in connection with the execution of the merger agreement. The terms of the escrow agreement are described in the section entitled “Escrow Agreement” beginning on page 143 of this joint proxy statement/prospectus.

Representations and Warranties

The merger agreement contains customary representations and warranties made by CombinatoRx and Merger Sub on the one hand and Neuromed US and Neuromed Canada on the other, relating to their respective businesses, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the merger or termination of the merger agreement, as further described below. The representations and warranties of each of CombinatoRx and Merger Sub on the one hand and Neuromed US and Neuromed Canada on the other have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules attached to the merger agreement, are subject to the materiality standard described in the merger agreement, which may differ from what may be viewed as material by you, will not survive consummation of the merger and cannot be the basis for any claims under the merger agreement by the other parties after termination of the merger agreement, and were made only as of the date of the merger agreement or another date as is specified in the merger agreement.

Neuromed US and Neuromed Canada made a number of representations and warranties to CombinatoRx and Merger Sub in the merger agreement, including representations and warranties relating to the following matters:

•	corporate organization, power, authority and qualifications to do business and corporate standing;

•	capitalization and ownership of subsidiaries;

•	corporate power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

•

absence of any conflicts with organizational documents, required notices, consents or approvals, violations or breaches of any obligations or applicable laws as a result of, and the completion of corporate actions necessary for, entering into the merger agreement and of consummating the transactions contemplated by the merger agreement;

•	broker’s fees;

•	financial statements and sufficiency of disclosure controls and procedures and internal controls;

•	absence of certain changes or events since September 30, 2008;

•	legal proceedings;

•	absence of undisclosed liabilities;

•	compliance with applicable laws;

•	regulatory compliance;

•	taxes and tax returns;

•	employee benefit programs;

•	labor and employment matters;

•	material contracts and the absence of breaches of material contracts;

•	leased property;

•	environmental liability;

•	state takeover laws;

•	intellectual property;

•	books and records;

•	related party transactions;

•	information relating to Neuromed included in this joint proxy statement/prospectus and the registration statement on Form S-4;

•	banking information; and

•	government programs.

CombinatoRx and Merger Sub made a number of representations and warranties to Neuromed US and Neuromed Canada in the merger agreement, including representations and warranties relating to the following subject matters:

•	corporate organization, power, authority and qualifications to do business and corporate standing;

•	capitalization and ownership of subsidiaries;

•	corporate power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

•

absence of any conflicts with organizational documents, required notices, consents or approvals, violations or breaches of any obligations, or applicable laws as a result of, and the completion of corporate actions necessary for, entering into the merger agreement and of consummating the transactions contemplated by the merger agreement;

•	broker’s fees;

•

SEC filings and the financial statements contained in those filings, compliance with NASDAQ rules, sufficiency of internal controls and disclosure controls and procedures, and compliance with the Sarbanes-Oxley Act;

•	absence of certain changes or events since December 31, 2008;

•	legal proceedings;

•	absence of undisclosed liabilities;

•	compliance with applicable laws;

•	regulatory compliance;

•	taxes and tax returns;

•	employee benefit programs;

•	labor and employment matters;

•	material contracts and the absence of breaches of material contracts;

•	leased properties;

•	environmental liability;

•	state takeover laws;

•	intellectual property;

•	books and records;

•	opinion of financial advisor;

•	information relating to CombinatoRx and Merger Sub included in this joint proxy statement/prospectus and the registration statement on Form S-4; and

•	government programs.

As noted above, significant portions of the representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the merger agreement, a material adverse effect means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to: (i) prevent or materially delay the ability of the parties to consummate the transactions contemplated by the merger agreement or (ii) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of CombinatoRx or Neuromed, as applicable, and their respective subsidiaries, taken as a whole, except that none of the following, as they apply to CombinatoRx, Neuromed and any of their subsidiaries, shall be taken into account in determining whether there has been a material adverse effect:

•

changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect CombinatoRx or Neuromed or any of their subsidiaries, taken as a whole, as applicable;

•

changes in or affecting the industries which either CombinatoRx or Neuromed operates, to the extent they do not disproportionately affect CombinatoRx or Neuromed or any of their subsidiaries, taken as a whole, as applicable;

•	changes, effects or circumstances resulting from the announcement or pendency of the merger agreement, the consummation of the merger or compliance with the terms of the merger agreement;

•	any specific action taken at the written request of CombinatoRx, Merger Sub or Neuromed, as applicable, or expressly required by the merger agreement;

•

any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of either CombinatoRx or Neuromed, or any of their subsidiaries, in respect of each of their products or product candidates; and

•	continued losses from operations or decreases in cash balances of either CombinatoRx or Neuromed, or any of their subsidiaries.

Covenants Under the Merger Agreement

Conduct of Neuromed’s Business Pending the Merger. Neuromed has agreed in the merger agreement that prior to the effective time of the merger, unless contemplated by the merger agreement or unless CombinatoRx otherwise consents in writing, Neuromed will and will cause its subsidiaries to:

•	carry on its business in the usual, regular and ordinary course consistent with past practice;

•	prepare and timely file all tax returns and amendments thereto required to be filed;

•	pay its liabilities and taxes consistent with the past practices;

•	pay or perform material obligations consistent with past practices;

•	use commercially reasonable efforts to preserve its present business organization;

•	use commercially reasonable efforts to maintain in effect all of Neuromed US’s and Neuromed Canada’s permits; and

•

use commercially reasonable efforts to preserve its relationships with suppliers, licensors, licensees and other persons having business dealings with Neuromed US and Neuromed Canada, all with the express purpose and intent of preserving unimpaired Neuromed US’s and Neuromed Canada’s goodwill and ongoing businesses.

In addition, Neuromed US and Neuromed Canada agreed that prior to the effective time of the merger, unless expressly contemplated by the merger agreement or unless CombinatoRx otherwise consents in writing, Neuromed US and Neuromed Canada will, and will cause their subsidiaries to, conduct their businesses in compliance with specific restrictions relating, among other things, to the following:

•	the amendment of its organizational documents or stockholder agreements, or the change in authorized capital stock or equity interests, of Neuromed US or Neuromed Canada;

•

the declaration or payment of any dividends, or any other distributions, in respect of, or entry into any agreement with respect to the voting of, the capital stock of Neuromed (other than dividends paid to Neuromed);

•	the split, combination or reclassification of any of the capital stock of Neuromed;

•	issuance or authorization of any other securities in respect of, in lieu of, or in substitution for, shares of the capital stock or other securities of Neuromed;

•	the purchase, redemption or other acquisition of shares of the capital stock or other equity interests of Neuromed;

•	the adoption or implementation of any shareholder rights plan;

•

the issuance, delivery, award, grant or sale, or an agreement to do any of the foregoing, or the acceleration of the vesting of any shares of any class of capital stock or any other securities or other equity interests of Neuromed, other than pursuant to pre-existing terms;

•	permit any grants of restricted stock or issuance of similar stock-based employee rights;

•	the entrance into or amendment of any agreement pursuant to which any other party is granted any joint or exclusive right with respect to any of Neuromed’s products;

•

the entrance into or amendment of any agreement relating to any exclusivity, non-competition, or similar provision or covenant restricting Neuromed from competing in any line of business, including in respect of any product or therapeutic area, or with any person or in any area or engaging in any activity or business, including in respect of any product or therapeutic area, or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect after the consummation of the merger;

•

the repurchase, prepayment, repayment or incurrence of any indebtedness, including by way of guarantee of any indebtedness, amendment of any contract, agreement of arrangement related to the outstanding indebtedness of Neuromed, the issuance, sale or amendment of any debt securities, warrants or other rights to acquire any debt securities of Neuromed, guarantee any debt securities of another entity, the making of any loans, advances or capital contributions to, or investments in, any other entity other than in the ordinary course of business consistent with past practice, or the mortgage, pledge or encumbrance of any material assets;

•	the material reduction of any insurance coverage provided by any existing insurance policies of Neuromed;

•	the material change or implementation of accounting policies, methods or procedures of Neuromed, except as required by GAAP or applicable law;

•	subject to specified exceptions, the grant to any current director or officer of Neuromed of any increase in base salary, bonus, benefits or any other form of compensation;

•

subject to specified exceptions, the grant, agreement to grant, acceleration or increase of any right to any severance, change in control or termination pay or benefits or the entrance into, establishment, adoption or amendment of any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit plan, contract or similar arrangement;

•

make any person a beneficiary of any plan, agreement or arrangement which would entitle such person to payment, vesting, acceleration or any other right as a consequence of the consummation of the transactions contemplated by the merger agreement;

•

the sale, lease, license, pledge, transfer, encumbrance, disposition of, distribution of or grant of any right or interest to any other person in or to, any of the intellectual property or material property or asset of Neuromed;

•

the acquisition or agreement to acquire any business, assets or capital stock of any entity or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise); or disposition of any trade secrets of Neuromed;

•	the entry into, material amendment of, or termination of any of the material contracts of Neuromed;

•

the taking of certain actions relating to the filing of any tax return or the payment of any tax, if such action would have the effect of increasing the tax liability of Neuromed for any period ending after the consummation of the merger or decreasing any tax attribute of Neuromed existing on the date of the merger;

•	the entry into, material modification or termination of any lease to which Neuromed is a party, except that Neuromed may renew leases on terms materially consistent with existing terms;

•	the acquisition of any real property;

•	the settlement of any pending or threatened litigation for any amount in excess of $100,000;

•	the revaluation of any of its assets, except as required by GAAP or applicable law; and

•

the agreement, commitment to or entrance into any contract or arrangement to take any of the actions referred to above, or the intentionally taking of or agreeing to take any other action that would make the representations and warranties of Neuromed to be untrue or incorrect or cause Neuromed not to perform any of its agreements and covenants under the merger agreement.

Conduct of CombinatoRx’ Business Pending the Merger. CombinatoRx has agreed in the merger agreement that prior to the effective time of the merger, unless contemplated by the merger agreement or unless Neuromed otherwise consents in writing, CombinatoRx will, and will cause its subsidiaries to:

•	carry on its business in the usual, regular and ordinary course consistent with past practice;

•	prepare and timely file all tax returns and amendments thereto required to be filed;

•	pay its liabilities and taxes consistent with the past practices;

•	pay or perform material obligations consistent with past practices;

•	use commercially reasonable efforts to preserve its present business organization;

•	use commercially reasonable efforts to maintain in effect all of CombinatoRx’s permits; and

•

use commercially reasonable efforts to preserve its relationships with suppliers, licensors, licensees and other persons having business dealings with CombinatoRx, all with the express purpose and intent of preserving unimpaired CombinatoRx’s goodwill and ongoing businesses.

In addition, CombinatoRx agreed that prior to the effective time of the merger, unless expressly contemplated by the merger agreement or unless Neuromed otherwise consents in writing, CombinatoRx will, and will cause its subsidiaries to, conduct its business in compliance with specific restrictions relating, among other things, to the following:

•	the amendment of its organizational documents or stockholder agreements, or the change in authorized capital stock or equity securities, of CombinatoRx or its subsidiaries;

•

the declaration or payment of any dividends, or any other distributions, in respect of, or entry into any agreement with respect to the voting of, the capital stock of CombinatoRx or its subsidiaries (other than dividends and distributions paid to CombinatoRx or its subsidiaries);

•	the split, combination or reclassification of any of the capital stock of CombinatoRx or its subsidiaries;

•	issuance or authorization of any other securities in respect of, in lieu of, or in substitution for, shares of the capital stock or other securities of CombinatoRx or its subsidiaries;

•	the purchase, redemption or other acquisition of shares of the capital stock or other equity interests of CombinatoRx or its subsidiaries;

•	the adoption or implementation of any shareholder rights plan;

•

authorize for issuance, issue, deliver, award, grant or sell, or an agreement to do any of the foregoing, or the acceleration of the vesting of any shares of any class of capital stock or any other securities or other equity interests of CombinatoRx or its subsidiaries, other than pursuant to pre-existing terms;

•	the entrance into or amendment of any agreement pursuant to which any other party is granted any joint or exclusive right with respect to any of CombinatoRx’s products;

•	permit any grants of restricted stock or issuance of similar stock-based employee rights;

•

the entrance into or amendment of any agreement relating to any exclusivity, non-competition, or similar provision or covenant restricting CombinatoRx or its subsidiaries from competing in any line of business, including in respect of any product or therapeutic area, or with any person or in any area or engaging in any activity or business, including in respect of any product or therapeutic area, or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect after the consummation of the merger;

•

the repurchase, prepayment, repayment or incurrence of any indebtedness, including by way of guarantee of any indebtedness, amendment of any contract, agreement of arrangement related to the outstanding indebtedness of CombinatoRx or its subsidiaries, the issuance, sale or amendment of any debt securities, warrants or other rights to acquire any debt securities of CombinatoRx or its subsidiaries, guarantee any debt securities of another entity, the making of any loans, advances or capital contributions to, or investments in, any other entity other than in the ordinary course of business consistent with past practice, or the mortgage, pledge or encumbrance of any material assets;

•	the material reduction of any insurance coverage provided by any existing insurance policies of CombinatoRx or its subsidiaries;

•	the material change or implementation of accounting policies, methods or procedures of CombinatoRx or its subsidiaries, except as required by GAAP or applicable law;

•	subject to specified exceptions, the grant to any current director or officer of CombinatoRx or its subsidiaries of any increase in base salary, bonus, benefits or any other form of compensation;

•

subject to specified exceptions, the grant, agreement to grant, acceleration or increase of any right to any severance, change in control or termination pay or benefits or the entrance into, establishment, adoption or amendment of any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit plan, contract or similar arrangement;

•

make any person a beneficiary of any plan, agreement or arrangement which would entitle such person to payment, vesting, acceleration or any other right as a consequence of the consummation of the transactions contemplated by the merger agreement;

•

the sale, lease, license, pledge, transfer, encumbrance, disposition of, distribution of or grant of any right or interest to any other person in or to, any of the intellectual property or material property or asset of CombinatoRx or its subsidiaries;

•

the acquisition or agreement to acquire any business, assets or capital stock of any entity or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise); or disposition of any trade secrets of CombinatoRx or its subsidiaries;

•	the entry into, material amendment of, or termination of any of the material contracts of CombinatoRx or its subsidiaries;

•

the taking of certain actions relating to the filing of any tax return or the payment of any tax, if such action would have the effect of increasing the tax liability of CombinatoRx or its subsidiaries for any period ending after the consummation of the merger or decreasing any tax attribute of any of CombinatoRx or its subsidiaries existing on the date of the merger;

•

the entry into, material modification or termination of any lease to which CombinatoRx or its subsidiaries is a party, except that CombinatoRx may renew leases on terms materially consistent with existing terms;

•	the acquisition of any real property;

•	the settlement of any pending or threatened litigation for any amount in excess of $100,000;

•	the revaluation of any of its assets, except as required by GAAP or applicable law; and

•

the agreement, commitment to or entrance into any contract or arrangement to take any of the actions referred to above, or the intentionally taking of or agreeing to take any other action that would make the representations and warranties of CombinatoRx or Merger Sub to be untrue or incorrect or cause CombinatoRx not to perform any of its agreements and covenants under the merger agreement.

No Solicitation

The merger agreement contains provisions prohibiting CombinatoRx and Neuromed from seeking a competing transaction, subject to specified exceptions described below. Under these “no solicitation” provisions, each of CombinatoRx and Neuromed has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents shall directly or indirectly:

•	initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any competing proposal;

•

engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a competing proposal;

•

enter into any letter of intent, agreement in principle or other similar type of agreement relating to a competing proposal, or enter into any agreement or agreement in principle requiring either CombinatoRx or Neuromed, as the case may be, to abandon, terminate or fail to consummate the merger; or

•	resolve, propose or agree to do any of the foregoing.

However, prior to the approval of the proposals relating to the merger set forth in this joint proxy statement/prospectus at the meeting of the stockholders of either CombinatoRx or Neuromed, as the case may be, either CombinatoRx or Neuromed may, after providing written notice to the other party, furnish nonpublic information to and engage in discussions or negotiations with any third party that makes an unsolicited bona fide written competing proposal that its board of directors in good faith, after consultation with its outside legal counsel and independent financial advisors, has determined constitutes or would reasonably be expected to lead to a superior competing proposal, only if:

•

such party receives from such third party an executed confidentiality agreement the terms of which are not less restrictive to the third party than those contained in the confidentiality agreement between CombinatoRx and Neuromed;

•

such party receiving the competing proposal contemporaneously supplies to the other party (CombinatoRx or Neuromed, as the case may be) any nonpublic information or access to any such nonpublic information granted to such third party to the extent it had not been previously provided or made available;

•	such party has not breached the no solicitation provisions of the merger agreement; and

•

the board of directors of CombinatoRx or Neuromed, as the case may be, determines in good faith, after consultation with its outside legal counsel and financial advisors, that taking such actions would be required to comply with the fiduciary duties of the board of directors under applicable laws.

CombinatoRx and Neuromed shall notify the other no later than twenty-four hours after receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to a competing proposal, and any such notice shall be made orally and in writing and shall indicate in reasonable detail the terms and conditions of such proposal, inquiry or contact, including price, and the identity of the offeror. Both CombinatoRx and Neuromed shall keep the other informed, on a current basis, of the status and material developments (including any changes to the terms) of such competing proposal.

A competing proposal is any of the following proposals or offers, other than transactions contemplated by the merger agreement:

•

a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving a party to the merger agreement or any of its subsidiaries;

•

a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of fifteen percent (15%) or more of the assets of a party to the merger agreement or any of its subsidiaries, taken as a whole, in one or a series of related transactions; or

•

a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise) of beneficial ownership of securities representing fifteen percent (15%) or more of the voting power of CombinatoRx or Neuromed;

A superior competing proposal is any written competing proposal (with all references to 15% in the definition of acquisition proposal being treated as references to 100% for these purposes) made by a third party that the board of directors of either CombinatoRx or Neuromed, as the case may be, determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of the competing proposal, that the competing proposal is more favorable from a financial point of view to its stockholders than as provided in the merger agreement, is not subject to any financing condition, is reasonably capable of being completed on the terms proposed without unreasonable delay and includes termination rights on terms no less favorable than the terms set forth in the merger agreement, all from a third party capable of performing such terms.

Either CombinatoRx or Neuromed, as the case may be, may terminate the merger agreement if the board of directors, and/or any committee of the board of directors, of the other party has:

•

withheld, amended, withdrawn or changed or publicly proposed to withhold, amend, withdraw or change in a manner adverse to either CombinatoRx or Neuromed, as the case may be, its approval and recommendation to stockholders relating to the merger;

•	knowingly made a public statement inconsistent with its recommendation to stockholders;

•	failed to recommend against the acceptance of a tender offer within ten business days after the offer commenced; or

•	proposed publicly to approve, adopt or recommend any competing proposal.

Either CombinatoRx or Neuromed, as the case may be, may also terminate the merger agreement if the other party enters into a definitive agreement to effect a superior competing proposal. If either CombinatoRx or Neuromed terminates the merger agreement in connection with these provisions, or in the additional circumstances described in “—Termination of the Merger Agreement and Termination Fee” beginning on page 140, either CombinatoRx or Neuromed, as the case may be, has agreed to promptly pay the other party a fee of approximately $1.5 million.

Other Agreements

If, prior to the effective time of the merger, Neuromed adopts an equity incentive plan providing for grants of restricted stock units to certain employees and directors, CombinatoRx will assume as of the effective time of the merger any awards granted under such plan.

The merger agreement contains other mutual agreements, in addition to the covenants relating to the conduct of business described above, including the following mutual agreements:

•

to prepare and file, as promptly as practicable after the execution of the merger agreement, this joint proxy statement/prospectus and to use reasonable best efforts to cause the joint proxy statement/prospectus to become effective as promptly as practicable and to respond promptly to any comments of the SEC or its staff;

•	to provide each other with all information concerning themselves and their subsidiaries as the other party may reasonably request in connection with the preparation of this document;

•

upon reasonable prior notice and subject to applicable laws, to provide one another with reasonable access to all of its properties, books, contracts, commitments, and records and to its officers, key employees or accountants;

•	subject to applicable law, use their reasonable best efforts to as promptly as practicable, to:

•	take all actions and do all things necessary, proper or advisable to consummate and make effective the merger;

•

obtain from any governmental authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders as is necessary for the authorization, execution and delivery of the merger agreement and the consummation of the merger and the performance of its respective obligations;

•

make all necessary filings with respect to the merger agreement and the consummation of the merger required under the Securities Act, the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, or HSR Act, the Competition Act (Canada) and any other applicable federal, state or provincial securities or antitrust laws; and

•	execute or deliver any additional instruments necessary to consummate the merger and to fully carry out the purposes of the merger agreement.

•

not to issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by the merger agreement without first providing the other party with a written copy of the text of the release and obtaining the consent of the other party, subject to the requirements of any applicable laws or any applicable listing agreement with or rule of any regulatory body, national securities exchange or association;

•	to promptly notify the other of:

•

any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the merger or any of the other transactions contemplated by the merger agreement;

•	any notice or other communication from any governmental authority in connection with the merger or any of the other transactions contemplated by the merger agreement; or

•

any litigation relating to, involving or otherwise affecting any of the parties or any of their respective subsidiaries that relates to the merger or any of the other transactions contemplated by the merger agreement.

•

to give prompt written notice to the other party if any representation or warranty made by the party contained in the merger agreement becomes untrue or inaccurate in any material respect, or any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement if and only to the extent that such untruth or inaccuracy or such failure could reasonably be expected to cause any of the party’s closing conditions to fail to be satisfied at the closing;

•

if any anti-takeover, control share acquisition, fair price, moratorium or other similar statute is or may become applicable to the merger or the other transactions contemplated by the merger agreement, each of CombinatoRx and Neuromed and their respective boards of directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated;

•

at the request of the other party, to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the merger agreement, the merger and the transactions contemplated thereby;

•

to use reasonable best efforts to cause the merger to qualify, and not to take or fail to take any action that would prevent the merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code;

•

to use reasonable efforts to consult with each other, and consider in good faith each other’s advice, prior to sending any notices or other communication materials to its employees regarding the merger agreement, the merger or the effects thereof on the employment, compensation or benefits of its employees, and, in any case, any such notice or other communication materials shall comply with applicable laws; and

•

to give the other party an opportunity to participate in any defense or settlement of any stockholder litigation relating to the merger agreement or the transaction contemplated thereby and shall not settle any such litigation with the other party’s written consent.

CombinatoRx has also agreed:

•

to take all action necessary in accordance with applicable law to call, give notice of, convene, and hold a meeting of its stockholders to consider and vote on CombinatoRx Proposal Nos. 1 through 5 set forth in this joint proxy statement/prospectus;

•

to use its reasonable best efforts to solicit from its stockholders proxies in favor of CombinatoRx Proposal Nos. 1 through 5 set forth in this joint proxy statement/prospectus and shall take all other action necessary or advisable to secure the approval for such proposals from its stockholders;

•

to advise Neuromed, promptly after CombinatoRx receives notice thereof, of the time when the registration statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of CombinatoRx common stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the registration statement or for additional information;

•

to use its reasonable best efforts to cause CombinatoRx to become a reporting issuer under the Securities Act (British Columbia) and obtain an order waiving the requirement in item 1 of s. 2.6(3) of National Instrument 45-102—Resale of Securities so that the first trade in the securities comprising the merger consideration received by pre-merger Neuromed stockholders issued to residents of Canada may occur without the requirement that CombinatoRx be a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the date of the first trade; or, in the event CombinatoRx is unable to do so, CombinatoRx shall file a prospectus under the Securities Act (British Columbia);

•	to comply with certain covenants in connection with any acquisition proposals by third parties (see “—No Solicitation” on page 135);

•	to use its reasonable best efforts to cause the shares of CombinatoRx common stock issued in the merger to be approved for listing on NASDAQ;

•

to approve any acquisitions and/or dispositions of equity securities of CombinatoRx (including derivative securities with respect to equity securities of CombinatoRx) resulting from the transactions contemplated by the merger agreement and the escrow agreement by each person who is subject to Section 16 of the Exchange Act with respect to equity securities of CombinatoRx;

•

to take all actions reasonably necessary to effectuate the reverse stock split and increase the number of authorized shares of CombinatoRx common stock as described in CombinatoRx Proposal Nos. 2 and 3;

•

to commence an exchange offer, increase the number of shares available for issuance under the 2004 Plan and make related amendments to the 2000 Plan and 2004 Plan as described in CombinatoRx Proposal Nos. 4 and 5;

•	to address certain governance-related matters (see “—Directors and Executive Officers Continuing After the Merger” on page 151);

•	to address certain employee benefit matters (see “—Employee Benefit Plans” on page 140); and

•	to address certain indemnification and insurance matters (see “The Merger—Interests of Neuromed’s Executive Officers and Directors in the Merger” on page 104);

Neuromed has also agreed:

•

to take all action necessary in accordance with applicable law to call, give notice of, convene, and hold a meeting of its stockholders to consider and vote on Neuromed Proposal No. 1 set forth in this joint proxy statement/prospectus;

•

to use its reasonable best efforts to solicit from its stockholders proxies in favor of Neuromed Proposal No. 1 and to take all other action necessary or advisable to secure the approval for such proposal from its stockholders;

•	to fully cooperate with CombinatoRx in providing all information and assistance required in connection with CombinatoRx’s obligations related to the British Columbia Securities Commission;

•	to comply with certain covenants in connection with any acquisition proposals by third parties (see “—No Solicitation” on page 135);

•

to promptly deliver to CombinatoRx or its tax advisors such documents and other materials relating to tax matters which are reasonably requested by such persons in connection with the transactions contemplated by the merger agreement;

•	to deliver to CombinatoRx a properly executed FIRPTA certificate; and

•

at least two (2) business days prior to the effective time of the merger, to deliver to CombinatoRx a true, correct and complete list, as of that date, of all issued and outstanding shares of the capital stock of Neuromed and its subsidiaries on a holder-by-holder basis.

Conditions to Completion of the Merger

The respective obligations of CombinatoRx and Neuromed to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•	Neuromed Proposal No. 1 must be approved by the requisite affirmative vote of the holders of shares of outstanding Neuromed voting stock in accordance with applicable laws;

•	CombinatoRx Proposal Nos. 1 through 5 must be approved by the requisite affirmative vote of the holders of shares of outstanding capital stock of CombinatoRx in accordance with applicable laws;

•

there shall be no threatened, instituted or pending order, injunction or decree or other legal restraint or prohibition preventing the consummation of the merger (including but not limited to any suit, action or proceeding in which a governmental authority of competent jurisdiction is seeking to impose, by means of any order or otherwise, an adverse regulatory condition) in effect, and no statute, rule regulation, order, injunction or decree shall have been enacted, issued, entered, promulgated or enforced that prohibits or makes illegal the consummation of the merger;

•

the registration statement of which this document is a part shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the registration agreement or this joint proxy statement/prospectus shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC or any other governmental authority and no similar proceeding in respect of this joint proxy statement/prospectus shall have been initiated or threatened by the SEC or any governmental authority;

•

the waiting period (and any extension thereof) applicable to the merger under the HSR Act and/or the Competition Act (Canada) shall have been terminated or expired, and all other required approvals under any antitrust laws applicable to the merger shall have been obtained or any applicable waiting period thereunder shall have been terminated or expired;

•

the representations and warranties of the other party set forth in the merger agreement must be true and correct without reference to any qualification as to materiality, except where a failure to be true and correct would not have a material adverse effect on the party making the representations and warranties; and

•	the other party to the merger agreement must have performed in all material respects all of its agreements and covenants required by the merger agreement and provided a certificate to such effect.

The obligations of CombinatoRx and Merger Sub to complete the merger are also subject to the satisfaction or waiver of the following condition:

•	there must not have occurred, since the date of the merger agreement, any material adverse effect on Neuromed and its subsidiaries that is continuing.

The obligations of Neuromed and Neuromed Canada to complete the merger are also subject to the satisfaction or waiver of the following conditions:

•	there must not have occurred, since the date of the merger agreement, any material adverse effect on CombinatoRx and its subsidiaries that is continuing; and

•

CombinatoRx shall have become a reporting issuer under the Securities Act (British Columbia) and received the specified waiver, and if it has not received the waiver, shall have cleared with the British Columbia Securities Commission a final prospectus for filing with the British Columbia Securities Commission immediately after the effective time of the merger, and shall not be in default of any of the requirements thereunder or under other applicable Canadian securities laws.

Employee Benefit Plans

Following the effective time, the employees of Neuromed who become employees of CombinatoRx will be entitled to participate in either (i) the Neuromed employee benefit plans on the same terms which in the aggregate provide substantially comparable benefits as those in effect immediately prior to the effective time of the merger, (ii) the employee benefit plans of CombinatoRx and its subsidiaries on substantially the same terms as similarly-situated employees of CombinatoRx and its subsidiaries, or (iii) a combination of (i) and (ii), in each case in CombinatoRx’s reasonable discretion. Subject to the requirements of applicable laws and unless such recognition of service would result in a duplication of benefits, CombinatoRx shall treat, and shall cause the surviving corporation and applicable benefit plans to treat, the service of employees of Neuromed with Neuromed attributable to any period before the effective time of the merger as service rendered to CombinatoRx for all purposes, including, but not limited to, eligibility to participate, vesting, benefit levels for vacation benefits and the applicability of any minimum waiting periods for participation, excluding for these purposes benefit-accrual under any defined benefit plan.

Termination of the Merger Agreement and Termination Fee

The merger agreement may be terminated at any time before the effective time of the merger in the following manner:

•	by mutual written consent;

•	by either CombinatoRx or Neuromed, if the merger have not been consummated by March 31, 2010;

•	by either CombinatoRx or Neuromed if any non-appealable final order permanently enjoining, restraining or otherwise prohibiting the merger is issued by a governmental authority;

•	by either CombinatoRx or Neuromed, if the stockholder approval of either has not been obtained at the respective stockholder meeting by reason of the failure to obtain the requisite vote;

•	by either CombinatoRx or Neuromed, if the other makes a change of recommendation with respect to the merger agreement;

•

by either CombinatoRx or Neuromed, if the other breaches its respective representations and warranties or fails to perform its respective obligations and such breach or failure results in the breaching party’s inability to bring-down its representations and warranties or fulfill its obligations under the merger agreement, and such breach is not cured within the earlier of (i) March 31, 2010 and (ii) 30 days; or

•	by either CombinatoRx or Neuromed, if the other enters into a definitive agreement to effect a superior competing proposal;

Neuromed shall pay to CombinatoRx a termination fee of approximately $1.5 million if the merger agreement is terminated as a result of Neuromed’s board of directors making a change of recommendation or as a result of Neuromed entering into a definitive agreement to effect a superior competing proposal.

CombinatoRx shall pay to Neuromed a termination fee of approximately $1.5 million if the merger agreement is terminated as a result of CombinatoRx’s board of directors making a change of recommendation or as a result of CombinatoRx entering into a definitive agreement to effect a superior competing proposal.

Amendment, Extension and Waiver

The parties to the merger agreement may amend the merger agreement at any time prior to the effective time of the merger. However, after approval by CombinatoRx stockholders and Neuromed stockholders, no amendment may be made that by law or in accordance with the rules of any stock exchange requires further approval by CombinatoRx stockholders or Neuromed stockholders, respectively, without obtaining such approval. Any amendment to the merger agreement must be in writing and signed on behalf of CombinatoRx, Merger Sub, Neuromed US, Neuromed Canada and the stockholders representative named therein.

At any time before the effective time of the merger, Neuromed and CombinatoRx may to the extent legally allowed:

•	extend the time for performance of any of the other party’s obligations or other acts;

•	waive any inaccuracies contained in the representations and warranties in the merger agreement or any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

However, after approval of CombinatoRx Proposal Nos. 1 through 5 by CombinatoRx’s stockholders and approval of Neuromed Proposal No. 1 by Neuromed’s stockholders, no extension or waiver may be made that by law or in accordance with the rules of any stock exchange requires further approval by CombinatoRx stockholders or Neuromed stockholders without obtaining such approval. Any agreement to an extension or waiver must be in writing signed on behalf of the party agreeing to the extension or waiver.

Expenses

The merger agreement provides that each party will pay its own costs and expenses in connection with the merger and the other transactions contemplated by the merger agreement.

Directors and Executive Officers of CombinatoRx After the Merger

Board of Directors After the Merger

Prior to the closing of the merger, the size of the board of directors of CombinatoRx will be fixed at ten directors. It is currently contemplated that each of CombinatoRx and Neuromed will name five individuals to serve as directors of CombinatoRx after the merger. Upon consummation of the merger, Sally Crawford, Frank Haydu, Michael Kauffman and W. James O’Shea, each of whom is currently serving as a director of CombinatoRx, and Robert Forrester, the Interim President and Chief Executive Officer of CombinatoRx, will serve as directors of CombinatoRx after the merger. Upon consummation of the merger, CombinatoRx has agreed, at Neuromed’s request, to cause Mark Corrigan, Todd Foley, Christopher C. Gallen, Bill Hunter and Hartley T. Richardson to be appointed as directors of CombinatoRx after the merger.

Executive Officers After the Merger

The executive officers of CombinatoRx after the merger will be Christopher C. Gallen, who shall be President and Chief Executive Officer, Robert Forrester, who shall be Executive Vice President and Chief Operating Officer, Terrance Snutch, who shall be Senior Vice President and Chief Scientific Officer, C. Eugene Wright, who shall be Senior Vice President and Chief Development Officer, Justin Renz, who shall be Senior Vice President, Chief Financial Officer and Treasurer, and Jason Cole, who shall be Senior Vice President, General Counsel and Secretary.

ESCROW AGREEMENT

This section contains material information pertaining to the escrow agreement. The following summary describes the material provisions of the escrow agreement. The full text of the escrow agreement is attached as Appendix B to this joint proxy statement/prospectus and is incorporated herein by reference. This summary may not contain all of the information that is important to you, and you are encouraged to read carefully the entire escrow agreement. The following description is subject to, and is qualified in its entirety by reference to, the escrow agreement.

Overview

In connection with the execution of the merger agreement, CombinatoRx, Computershare Trust Company, N.A., as escrow agent, and Kurt Wheeler, as representative of the Neuromed stockholders, entered into an escrow agreement. Pursuant to the terms of the merger agreement, assuming no changes in the outstanding share capital of CombinatoRx other than pursuant to exercises of CombinatoRx options having an exercise price less than $1.31 per share, CombinatoRx will issue as merger consideration a total of approximately 82.7 million shares of its common stock, a portion of which is subject to the terms of an escrow arrangement. Neuromed stockholders will receive an aggregate of approximately 14.9 million shares at closing. The balance of such merger consideration, or an aggregate of approximately 67.8 million shares, will be placed into escrow at the closing and may or may not be released to Neuromed stockholders depending upon the timing of the FDA’s approval of Exalgo, which is a drug product candidate for which the commercial rights were recently sold by Neuromed Canada. These shares are referred to as “escrow shares.” The escrow shares shall be adjusted from time to time to account for any stock dividends, stock splits, combinations or other similar recapitalizations affecting CombinatoRx common stock subsequent to the effective time of the merger.

As described below, Neuromed stockholders will have voting and other ownership rights with respect to a portion of the escrow shares but no voting rights with respect to the milestone shares. As a result, current CombinatoRx stockholders will retain approximately 50% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger, current Neuromed stockholders will own or control approximately 48.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger (a portion of which will be subject to the terms of the escrow arrangement), and Christopher C. Gallen, Terrance Snutch, Mark H.N. Corrigan, Bill Hunter and C. Eugene Wright and other non-executive officers and employees of Neuromed will hold approximately 1.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger in the form of shares underlying restricted stock unit awards granted by Neuromed under the Neuromed special equity incentive plan (a portion of which may be subject to forfeiture depending upon the timing of the FDA’s approval of Exalgo).

By releasing all, none or some of the escrow shares, the percentage ownership of CombinatoRx following the merger will be adjusted. The release of the escrow shares, and any resulting adjustment of the relative ownership percentage of the then outstanding shares of common stock of the combined company, will be based upon the timing of the FDA’s approval of Exalgo. Exalgo is the subject of a recently filed New Drug Application, or NDA, with positive Phase 3 clinical results. In June 2009, Neuromed Canada sold the commercial rights to Exalgo to Mallinckrodt Inc., a subsidiary of Covidien plc, for $15 million in upfront payments, reimbursement of up to $16 million to cover certain of Neuromed’s costs associated with Exalgo, an approval milestone of $30 million, which could potentially increase up to $40 million, and tiered royalties on Exalgo net sales after FDA approval, if any. The escrow arrangement is intended to provide existing CombinatoRx stockholders with the opportunity to participate in the potential benefits to the combined company if Exalgo is approved, but also provides some downward adjustment to the merger consideration in the event Exalgo approval is delayed or does not occur.

For information regarding the allocation of the merger consideration, including the escrow shares, to be received by each former Neuromed US stockholder, see “The Merger—Allocation of the Merger Consideration Among Neuromed US Stockholders” beginning on page 126.

Adjustments to Relative Ownership Based Upon Timing of FDA Approval of Exalgo

Subject to the terms and conditions of the Escrow Agreement:

•

If FDA approval of Exalgo is received on or before December 31, 2009, all of the escrow shares will be released to the former Neuromed stockholders, resulting in the pre-merger CombinatoRx stockholders owning approximately 30% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is received on or after January 1, 2010 and on or before September 30, 2010, a portion of the escrow shares will be released to the former Neuromed stockholders and a portion will be cancelled, resulting in the pre-merger CombinatoRx stockholders owning approximately 40% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is received on or after October 1, 2010 and on or before December 31, 2010, a portion of the escrow shares will be released to the former Neuromed stockholders and a portion will be cancelled, resulting in the pre-merger CombinatoRx stockholders owning approximately 60% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is not received on or before December 31, 2010, all of the remaining escrow shares will be cancelled, resulting in the pre-merger CombinatoRx stockholders owning approximately 70% of the then outstanding shares of common stock of the combined company.

As used above, the term “then outstanding shares of common stock of the combined company” reflects the impact of the release and/or cancellation of escrow shares in accordance with the terms of the escrow agreement, assumes the issuance of the shares underlying the restricted stock unit awards granted by Neuromed under the Neuromed special equity incentive plan, and assumes no additional changes in the combined company’s capitalization after the effective time of the merger.

As each of the milestone dates described above are reached without receipt of FDA approval of Exalgo, the parties have agreed that the requisite number of the escrow shares will be returned to the combined company, cancelled and cease to be outstanding such that the number of escrow shares is reduced to the number of escrow shares that would be released to former Neuromed US stockholders if FDA approval of Exalgo is received on or before the next milestone date. If FDA approval of Exalgo is not received on or before December 31, 2010, all of the remaining escrow shares will be returned to the combined company, cancelled and cease to be outstanding.

The table below sets forth: (i) the number of shares that will be owned or controlled immediately after the effective time of the merger by current CombinatoRx securityholders, Neuromed stockholders pursuant to the terms of the escrow agreement and certain members of Neuromed’s management and board of directors; and (ii) the relative ownership percentage of the combined company of current CombinatoRx securityholders, current Neuromed stockholders and certain members of Neuromed’s management and board of directors for each of the scenarios presented and assuming no additional changes in the capitalization of the combined company:

	Shares Owned or Controlled Immediately After the Effective Time of the Merger	Shares Owned or Controlled if FDA Approval of Exalgo is Received			Shares Owned or Controlled if FDA approval of Exalgo is not received on or before December 31, 2010
		On or before December 31, 2009	On or after January 1, 2010 and on or before September 30, 2010	On or after October 1, 2010 and on or before December 31, 2010
CombinatoRx Securityholders(1):	35,915,502	35,915,502	35,915,502	35,915,502	35,915,502

Neuromed Stockholders:
Firm	14,930,587	14,930,587	14,930,587	14,930,587	14,930,587
Holdback	19,907,449	19,907,449	19,907,449	8,474,348	—
Milestone	— (2)	47,887,336 (3)	17,957,751 (3)	—	—

Total	34,838,036	82,725,372	52,795,787	23,404,935	14,930,587

Neuromed Management(4):	1,077,466	1,077,466	1,077,466	538,733	461,771

Total Adjusted Outstanding Shares(5):	71,831,004	119,718,340	89,788,755	59,859,170	51,307,860
CombinatoRx Securityholder Percentage:	50.0%	30.0%	40.0%	60.0%	70.0%
Neuromed Stockholder Percentage:	48.5%	69.1%	58.8%	39.1%	29.1%
Neuromed Management Percentage:	1.5%	0.9%	1.2%	0.9%	0.9%

(1)	Includes 851,621 shares of CombinatoRx common stock subject to options having an exercise price less than $1.31 per share.
(2)	Although approximately 47.9 million milestone shares will be issued by CombinatoRx at the closing of the merger, such shares are not listed in this column because the Neuromed stockholders will not have the right to direct the voting of such shares. See the section entitled “Escrow Agreement” beginning on page 143 for a more detailed discussion of ownership rights in the milestone shares.
(3)	Represents the number of milestone shares to be released to Neuromed stockholders upon FDA approval of Exalgo.
(4)	Consists of shares of CombinatoRx common stock underlying restricted stock unit awards to be granted to certain Neuromed employees and members of the Neuromed board of directors by CombinatoRx after the merger.
(5)	The number of adjusted outstanding shares reflects the impact of the release or cancellation of escrow shares in accordance with the terms of the escrow agreement as of the date or for the period specified.

Ownership Rights in the Escrow Shares

The escrow shares will be held in a special escrow account established by the escrow agent for the benefit of the former Neuromed stockholders. The escrow shares will be divided into approximately 19.9 million “holdback shares” and approximately 47.9 million “milestone shares.” Subject to the terms and conditions of the escrow agreement:

•	Each former Neuromed stockholder will have the right to direct the escrow agent how to vote its holdback shares. In the absence of instructions, the escrow agent will not vote any of the holdback shares. The holdback shares, together with shares of CombinatoRx common stock received by former Neuromed stockholders at closing, will represent approximately 48.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger.

•

The former Neuromed stockholders will have no voting rights in respect of the milestone shares. The escrow agent will vote all milestone shares in proportion to all other votes cast, withheld or abstaining in respect of any matter subject to a vote of the CombinatoRx stockholders such that the votes attendant to the milestone shares will not impact the outcome of any such vote.

•

Each former Neuromed stockholder will have the right to transfer its rights to the holdback shares, provided that any such transferee becomes a party to the escrow agreement. The rights to the milestone shares are not transferrable, except in very limited circumstances including, for example, upon the death of the former Neuromed stockholder

•

Each former Neuromed stockholder will have the right to receive cash dividends on its respective escrow shares when and if paid by CombinatoRx, and will not be liable to return such cash dividends even if such escrow shares are returned subsequently to CombinatoRx for cancellation. Any non-cash dividend or other distribution on the escrow shares will be held by the escrow agent in escrow along with the corresponding escrow shares and released in conjunction with the corresponding escrow shares. Any corresponding dividends or other distributions on such escrow shares not previously distributed to former Neuromed stockholders will be returned to CombinatoRx upon cancellation of the corresponding escrow shares.

Termination of the Escrow Agreement

The escrow agreement shall terminate upon the earliest to occur of the following events:

•	all escrow shares have been either released or cancelled in accordance with the escrow agreement;

•	FDA approval of Exalgo is obtained on or prior to the closing date of the merger;

•

CombinatoRx and the stockholder representative agree in writing to terminate the escrow agreement, in which case the escrow agent shall distribute the escrow shares in accordance with the joint written instructions of CombinatoRx and the stockholder representative; or

•	upon termination of the merger agreement prior to the effective time of the merger.

VOTING AGREEMENTS

In connection with the execution of the merger agreement, James Richardson & Sons, Limited and investment funds affiliated with MPM Capital LLC, Neuro Discovery Limited Partnership and Working Opportunity Fund (EVCC) Ltd. are 5% or greater stockholders of Neuromed entered into voting agreements with CombinatoRx and Neuromed under which such stockholder has agreed to vote in favor of the merger and against any alternative acquisition proposal, agreement or transaction. These entities collectively own or control approximately 61% of the voting power of Neuromed on an as-converted to common stock basis. These voting agreements grant CombinatoRx irrevocable proxies to vote any shares of Neuromed stock over which such stockholder has voting power in favor of each of the Neuromed proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction.

In connection with the execution of the merger agreement, investment funds affiliated with BVF Inc., CombinatoRx’s largest stockholder who collectively owns or controls approximately 30.4% of CombinatoRx’s outstanding common stock as of September 30, 2009, entered into a voting agreement with CombinatoRx and Neuromed under which BVF Inc. has agreed to vote in favor of each of the CombinatoRx proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction. Similarly, current directors and officers of CombinatoRx, including Alexis Borisy, Robert Forrester, Sally Crawford, Frank Haydu, Michael Kauffman, W. James O’Shea and Richard Pops, as well as investment funds affiliated with Boston Millennia partners, an affiliate of CombinatoRx’s director Patrick Fortune, who collectively own or control approximately 5.2% of CombinatoRx’s outstanding common stock as of September 30, 2009, also entered into voting agreements with CombinatoRx and Neuromed under which such stockholder has agreed to vote in favor of the CombinatoRx proposals that relate to the merger described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction. Each of these voting agreements grant Neuromed irrevocable proxies to vote any shares of CombinatoRx stock over which such stockholder has voting power in favor of each of the CombinatoRx proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction.

Each stockholder executing a voting agreement has made representations and warranties to CombinatoRx and Neuromed regarding ownership and unencumbered title to the shares thereto, such stockholder’s power and authority to execute the voting agreement, and due execution and enforceability of the voting agreement. Unless otherwise waived, all of these voting agreements prohibit the sale, assignment, transfer or other disposition by the stockholder of their respective shares of CombinatoRx or Neuromed stock, or the entrance into an agreement or commitment to do any of the foregoing, except for transfers by will or by operation of law, in which case the voting agreement shall bind the transferee. Each stockholder executing a voting agreement has also waived its statutory appraisal rights in connection with the merger.

The voting agreements will terminate at the earlier of the effective time of the merger, termination of the merger agreement in accordance with its terms or upon mutual written consent of such stockholder, CombinatoRx and Neuromed.

REGISTRATION RIGHTS AGREEMENT

In connection with the execution of the merger agreement, CombinatoRx entered into a registration rights agreement with investment funds affiliated with BVF Inc., CombinatoRx’s largest stockholder, and investment funds affiliated with the following Neuromed stockholders: MPM Capital LLC, Working Opportunity Fund (EVCC) Ltd. and James Richardson & Sons, Limited, or, collectively, the Neuromed registration rights parties. Subject to the terms of this registration rights agreement, holders of shares having registration rights, or registrable securities, can demand that CombinatoRx file a registration statement or request that their shares be covered by a registration statement that CombinatoRx is otherwise filing.

Demand Registration Rights

At any time after the consummation of the merger, subject to specified exceptions, any party to the registration rights agreement has the right to demand that CombinatoRx file a registration statement covering the offering and sale of all or at least $500,000 worth of its registrable securities, including a resale shelf registration statement pursuant to Rule 415 of the Securities Act. During the term of the registration rights agreement, investment funds affiliated with BVF Inc. may make two demands and the Neuromed registration rights parties may collectively make two demands.

CombinatoRx has the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement or if CombinatoRx is in possession of material nonpublic information that would be in its best interests not to disclose.

Piggyback Registration Rights

All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if CombinatoRx registers any securities for public sale, including pursuant to any stockholder-initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration

CombinatoRx will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification

The registration rights agreement contains customary cross-indemnification provisions, pursuant to which CombinatoRx is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to CombinatoRx, and the selling stockholders are obligated to indemnify CombinatoRx for material misstatements or omissions attributable to them.

Termination

Shares of CombinatoRx common stock cease to be registrable securities under the registration rights agreement, and a stockholder party’s ability to initiate a demand registration or exercise its piggyback registration rights terminates, upon the earlier of:

•

all of such stockholder’s shares being eligible for sale under Rule 144 of the Securities Act without regard to the current public information requirements provided for therein, provided that such time is at least one year after the consummation of the merger; or

•	the fourth anniversary of the consummation of the merger.

MANAGEMENT OF COMBINATORX BEFORE AND AFTER THE MERGER

The following is a discussion of the management of CombinatoRx, information on the compensation of executive officers and directors, disclosures regarding various corporate governance matters and related information, before and after the merger.

Directors and Executive Officers of CombinatoRx Prior to the Merger

Board of Directors

Information is set forth below concerning CombinatoRx’s existing directors:

Director	Age	Class	Director Since
Patrick Fortune, Ph.D.	62	I	February 2004
Sally W. Crawford	56	II	June 2007
Michael Kauffman M.D.	46	II	June 2006
Richard Pops	47	II	October 2001
Barbara Deptula	55	III	December 2005
Frank Haydu (Chair)	61	III	August 2004
W. James O’Shea	59	III	June 2007

Sally W. Crawford—From April 1985 until January 1997, Ms. Crawford served as Chief Operating Officer of Healthsource, Inc., a publicly held managed care organization headquartered in New Hampshire. During her tenure at Healthsource, Inc., Ms. Crawford held a variety of positions and responsibilities, including leading that company’s Northern Region operations and marketing efforts. Since January 1997, Ms. Crawford has been a healthcare consultant in New Hampshire. Ms. Crawford serves on the board of directors for Hologic, Inc., Exact Sciences Corporation, Insulet Corporation and Universal American Corp. Ms. Crawford holds a B.A. in English from Smith College and an M.S. in communications from Boston University.

Barbara Deptula—Ms. Deptula has been the Executive Vice President of Business Development at Shire PLC since 2004. From 2003 to 2004 she served as President of the biotechnology division of Sicor, Inc., which was subsequently acquired by Teva Pharmaceuticals, Inc. Ms. Deptula also served as the Senior Vice President for commercial and product development at Coley Pharmaceutical Group, Inc. from 2000 to 2003. Ms. Deptula holds a B.S. in pharmacy from the University of Connecticut and an M.B.A. in finance from the University of Chicago Business School.

Patrick Fortune, Ph.D.—Since 2001, Dr. Fortune has been a partner of Boston Millennia Partners, a venture capital firm. From 1999 to 2001, Dr. Fortune was President and Chief Operating Officer of New Era of Networks, Inc. Dr. Fortune serves on the board of directors of Parexel International Corporation. Dr. Fortune holds a B.S. in chemistry from the University of Wisconsin, an M.B.A. from Northwestern University and a Ph.D. in physical chemistry from the University of Wisconsin.

Frank Haydu—Mr. Haydu has served as Chairman of the CombinatoRx board of directors since February 2009. Since 2001, Mr. Haydu has been the Managing Director of Valuation Perspectives, Inc., a financial services consulting practice and has served in a consulting capacity at Source Precision Medicine, a life sciences medical supplier, since August 2005. Until May 2001, Mr. Haydu served as the Chairman of Haydu & Lind, LLC, a senior living development company. Mr. Haydu serves on the board of directors for iParty Corp. Mr. Haydu holds a B.A. in economics from Muhlenberg College.

Michael Kauffman M.D.—Dr. Kauffman has been the Chief Medical Officer of Proteolix, Inc. since April 2009 and an Operating Partner at Bessemer Venture Partners since 2008. Dr. Kauffman was the President and Chief Executive Officer of EPIX Pharmaceuticals, Inc. until July 2008. Dr. Kauffman joined Predix

Pharmaceuticals, Inc., the predecessor to EPIX, in September 2002, as President and Chief Executive Officer. From 1997 to 2002, he held a number of senior medical and program leadership positions at Millennium Pharmaceuticals, Inc., including Vice President, Medicine and VELCADE Program Leader as well as co-founder and Vice President of Medicine at Millennium Predictive Medicine, a wholly-owned subsidiary of Millennium. Dr. Kauffman also served as Medical Director at Biogen Corporation (now Biogen Idec). Dr. Kauffman received an M.D. and Ph.D. in molecular biology and biochemistry from Johns Hopkins and holds a B.A. in biochemistry from Amherst College. Dr. Kauffman trained in Internal Medicine at Beth Israel Deaconess and Massachusetts General Hospitals. He is board certified in internal medicine.

W. James O’Shea—From October 1999 to March 2007, Mr. O’Shea was President and Chief Operating Officer at Sepracor Inc. where he was responsible for successfully building that organization’s commercial infrastructure. From April to August 2007, Mr. O’Shea served as Sepracor’s Vice Chairman. Prior to Sepracor, Mr. O’Shea was Senior Vice President of Sales and Marketing and Medical Affairs for Zeneca Pharmaceuticals, a business unit of Zeneca Inc. While at Zeneca, he also held several management positions of increasing responsibility in international sales and marketing in the U.S. and U.K. Mr. O’Shea is past Chairman of the National Pharmaceutical Council and is also a board member of BTG plc. Mr. O’Shea is a graduate of Liverpool Lord Byron University. He also received an honors degree in applied physics from the Institute of Physics.

Richard Pops—Mr. Pops is the Chief Executive Officer, President and Chairman of the board of directors of Alkermes, Inc., a biotechnology company. Prior to his reappointment as Chief Executive Officer and his appointment as President in September 2009, Mr. Pops had served as the full-time chairman of Alkermes since 2007. Mr. Pops was the Chief Executive Officer of Alkermes from 1991 until 2007. He also serves on the board of directors for Neurocrine Biosciences, Inc. Mr. Pops holds a B.A. in economics from Stanford University.

Executive Officers

Information is set forth below concerning CombinatoRx’s existing executive officers:

Name	Age	Position
Robert Forrester, LL.B.	46	Interim President and Chief Executive Officer
Justin Renz	37	Senior Vice President, Chief Financial Officer and Treasurer
Jason F. Cole, Esq.	36	Senior Vice President, General Counsel and Secretary

Robert Forrester, LL.B. joined CombinatoRx in February 2004 as Executive Vice President and Chief Financial Officer and has served as its Interim President and Chief Executive Officer since the announcement of the merger. Mr. Forrester served as Senior Vice President, Finance and Corporate Development at Coley Pharmaceutical Group from 2000 to September 2003. Mr. Forrester was a Managing Director of the proprietary investment group at MeesPierson, part of the Fortis Group, from 1994 to 2000. Prior to MeesPierson, Mr. Forrester worked for BZW, UBS and Clifford Chance LLP. Mr. Forrester serves on the board of directors of Myriad Pharmaceuticals Inc. Mr. Forrester holds a LL.B. from Bristol University.

Justin Renz joined CombinatoRx in September 2006 as Vice President, Finance and Treasurer and has served as its Senior Vice President and Chief Financial Officer since the announcement of the merger. From August 2005 to September 2006, Mr. Renz was Director, Accounting and Financial Operations at EMD Serono. From 2002 to 2005, he was Senior Director, Global Accounting and Finance at Coley Pharmaceutical Group and has also held financial and accounting positions at ArQule, Inc., Millipore Corporation and Arthur Andersen LLP. Mr. Renz is a certified public accountant and holds a B.A. in Economics/Accounting from the College of the Holy Cross, a Masters in the Science of Taxation from Northeastern University and an MBA from Suffolk University.

Jason F. Cole, Esq. has served as Senior Vice President, General Counsel and Secretary of CombinatoRx since January 2006. From 1999 to 2006, Mr. Cole was a corporate and securities attorney at Ropes & Gray LLP. Mr. Cole holds an A.B. in Government from Dartmouth College and a J.D. from Columbia University School of Law.

Directors and Executive Officers Continuing After the Merger

Board of Directors

Information is set forth below concerning the proposed members of the CombinatoRx board of directors after the merger:

Director	Age	Class	Term Ending
Mark H.N. Corrigan, M.D.	52	II	2010
Sally W. Crawford	56	II	2010
Christopher C. Gallen, M.D., Ph.D.	58	II	2010
Michael Kauffman, M.D.	46	II	2010
Todd Foley	38	III	2011
Robert Forrester	46	III	2011
W. James O’Shea	59	III	2011
Frank Haydu (Chair)	61	I	2012
Bill Hunter, M.D.	46	I	2012
Hartley T. Richardson	55	I	2012

Mark H.N. Corrigan, M.D.—Dr. Corrigan joined U.S.-based specialty pharmaceutical company Sepracor Inc. in 2003 and currently serves as Sepracor Inc.’s Executive Vice President, Research & Development. Prior to joining Sepracor Inc., Dr. Corrigan spent 10 years with Pharmacia & Upjohn, most recently as Group Vice President of Global Clinical Research and Experimental Medicine. Dr. Corrigan has been a member of the board of directors and the audit committee of Cubist Pharmaceuticals, Inc. since 2008. Prior to joining the pharmaceutical industry, Dr. Corrigan spent five years in academic research at the University of North Carolina Medical School, focusing on psychoneuroendocrinology. Dr. Corrigan holds a B.A. and an M.D. from the University of Virginia and subsequently received specialty training in Psychiatry at Cornell and Maine Medical Center.

Todd Foley—Mr. Foley is currently a Managing Director at MPM Asset Management LLC, or MPM. Since joining MPM in 1999, Mr. Foley has been actively involved in numerous investments including a part-time engagement as Chief Operating Officer for Centagenetix Inc. during its start-up phase and VP, Business Development for AVEO Pharmaceuticals, Inc. Prior to joining MPM, Mr. Foley worked in Business Development at Genentech, Inc. and management consulting with Arthur D. Little. Mr. Foley holds a B.S. in Chemistry from MIT and an M.B.A. from Harvard Business School.

Christopher C. Gallen, M.D., Ph.D.—Dr. Gallen has served as the President and Chief Executive Officer of Neuromed since July 2004 and will become the President and Chief Executive Officer of CombinatoRx after the merger. Prior to joining Neuromed, Dr. Gallen worked for Wyeth Research beginning in April 2002 and most recently served as its Vice President and Chief of Operations, Clinical Research and Development. Prior to Wyeth, Dr. Gallen was VP of Clinical Research at Pharmacia Corporation for three years. From January 1996 to December 1998, Dr. Gallen was the President of the Clinical Research Organization division at Premier Research Worldwide and from 1994 to 1995 he was the Senior Director of Medical and Scientific Services at Quintiles International Clinical Research Corporation. Dr. Gallen holds a B.A. from the University of Florida, and an M.D. and Ph.D. from Emory University School of Medicine in Atlanta, Georgia and trained in Psychiatry at Stanford and Neurology at the University of California, San Diego.

Bill Hunter, M.D.—Dr. Hunter founded Angiotech Pharmaceuticals, Inc. in November 1992 and has most recently served as its President & Chief Executive Officer. Dr. Hunter serves as the chair of the board for Neuromed Pharmaceuticals and as a director for Cardiome Pharma Corp. Dr. Hunter holds a B.Sc. from McGill University, and an M.Sc. and M.D. from the University of British Columbia.

Hartley T. Richardson—Mr. Richardson has been President and Chief Executive Officer of James Richardson & Sons, Limited since 1993. Mr. Richardson serves as a Director of Canadian Pacific Railway and is a Director and Past-Chairman of the Business Council of Manitoba and Vice-Chairman of the Canadian Council of Chief Executives. In addition, Mr. Richardson is Chairman of Assiniboine Park Conservancy, Vice Chairman of TransCanada Trail, and member of the Board of Governors for the Duke of Edinburgh’s Award. Other affiliations include the Trilateral Commission, the World Economic Forum Global Leaders of Tomorrow, and the Young President’s Organization. Mr. Richardson holds a Bachelor of Commerce (Honours) and an Honorary Doctor of Laws from the University of Manitoba.

For information regarding Messrs. Haydu and O’Shea, Dr. Kauffman and Ms. Crawford, see above under “—Directors and Executive Officers of CombinatoRx Prior to the Merger—Board of Directors.” For information regarding Mr. Forrester, see above under “—Directors and Executive Officers of CombinatoRx Prior to the Merger—Executive Officers.” In connection with the merger, Mr. Haydu will move from his current status as a Class III director to a Class I director.

Executive Officers

Information is set forth below concerning CombinatoRx’s expected executive officers after the merger:

Name	Age	Position
Christopher C. Gallen, MD, Ph.D.	58	President and Chief Executive Officer
Robert Forrester, LL.B.	46	Executive Vice President and Chief Operating Officer
Justin Renz	37	Senior Vice President and Chief Financial Officer
Terrance Snutch, Ph.D.	51	Senior Vice President and Chief Scientific Officer
C. Eugene Wright, Ph.D.	56	Senior Vice President and Chief Development Officer
Jason F. Cole, Esq.	36	Senior Vice President, General Counsel and Secretary

Terrance Snutch—Dr. Snutch founded Neuromed in 1995, served as its President from the founding of Neuromed until September 2000 and has served as its Chief Scientific Officer and Vice President since December 2000 and March 2002, respectively, and will become the Senior Vice President and Chief Scientific Officer of CombinatoRx after the merger. He has also served as a professor in the Michael Smith Laboratories at the University of British Columbia since January 1989. Dr. Snutch holds a B.Sc. and Ph.D. from Simon Fraser University and carried out postdoctoral studies at the California Institute of Technology. Dr. Snutch received an Honorary Doctorate of Science from Simon Fraser University.

C. Eugene Wright—Dr. Wright has served as Neuromed’s Vice President, Project Leadership since October 2007. Dr. Wright worked for Schering-Plough Corporation from April 2005 to October 2007 where he most recently served as Executive Director and Senior Project Leader of the Antiviral/Antifungal groups. From October 2003 to April 2005, Dr. Wright was Vice-President of CNS/Pain Development, Project Management and Pharmacokinetics at Biovail Technologies Ltd. From April 2003 to October 2003, Dr. Wright served as Sr. Director, Project Leader at Pfizer Inc. From December 1981 to April 2003, Dr. Wright worked for Pharmacia Corporation, most recently as Senior Director, Project Leader for CNS development. Dr. Wright holds a Doctor of Pharmacy from the University of the Pacific, an M.B.A. from National University in San Diego and a Ph.D. in Pharmaceutical Sciences from the University of Kentucky.

For information regarding Messrs. Forrester, Renz and Cole, see above under “—Directors and Executive Officers of CombinatoRx Prior to the Merger—Executive Officers.” For information regarding Dr. Gallen, see above under “—Directors and Executive Officers Continuing After the Merger—Board of Directors.”

Director Independence

As required by the listing standards of The NASDAQ Global Market, the CombinatoRx board of directors determines, upon the recommendation of the corporate governance and nominating committee, whether each director is “independent” within the meaning of the rules and regulations of The NASDAQ Global Market. To make this determination, the CombinatoRx board of directors reviews all relevant transactions or relationships between each director, and CombinatoRx, its senior management and its independent auditors. During this review, the board of directors considers whether there are any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of CombinatoRx’s senior management or their affiliates. The board of directors consults with CombinatoRx’s general counsel and corporate counsel to ensure that the board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of The NASDAQ Global Market, as in effect from time to time.

Directors of CombinatoRx Prior to the Merger

After completing the above-described review, the CombinatoRx board of directors has determined, upon the recommendation of the corporate governance and nominating committee, that each of Messrs. Fortune, Haydu, Kauffman, O’Shea and Pops and Ms. Crawford and Ms. Deptula are “independent” within the meaning of the rules and regulations of The NASDAQ Global Market. The board of directors also determined that Alexis Borisy, who served as a director and as President and Chief Executive Officer of CombinatoRx until the announcement of the merger, was not an “independent director” within the meaning of The NASDAQ Global Market listing standards.

Directors Continuing After the Merger

After completing the above-described review, the CombinatoRx board of directors has determined, upon the recommendation of the corporate governance and nominating committee, that each of Messrs. Corrigan, Foley, Haydu, Kauffman, O’Shea and Richardson and Ms. Crawford will be “independent” within the meaning of the rules and regulations of The NASDAQ Global Market after the consummation of the merger. The CombinatoRx board of directors also determined that each of Dr. Gallen, who will serve as the President and Chief Executive Officer of CombinatoRx after the merger, Mr. Forrester, who will serve as the Executive Vice President and Chief Operating Officer of CombinatoRx after the merger, and Dr. Hunter, who serves as the President & Chief Executive Officer of Angiotech Pharmaceuticals, Inc., with whom CombinatoRx has a research and license agreement, will not be an “independent director” within the meaning of The NASDAQ Global Market listing standards.

Board Meetings and Attendance in 2008

The CombinatoRx board of directors held seven meetings during the fiscal year ended December 31, 2008. Each director attended at least 75% of the meetings of the CombinatoRx board of directors and the committees of the board of directors on which he or she served during the fiscal year ended December 31, 2008 (in each case, which were held during the period for which he or she was a director and/or a member of the applicable committee). CombinatoRx encourages its directors to attend the annual meeting of stockholders and believes that attendance at the annual meeting of stockholders is just as important as attendance at meetings of the board of directors and its committees. CombinatoRx typically schedules its board of directors and committee meetings to coincide with the dates of its annual meetings. Six members of the board of directors attended the 2008 annual meeting of stockholders held on May 29, 2008.

Board Committees Before and After the Merger

The CombinatoRx board of directors has a standing audit, compensation and corporate governance and nominating committee, each of which is comprised solely of independent directors, and is described more fully below. The charters for the audit, compensation and corporate governance and nominating committees are all available on CombinatoRx’s website (www.combinatorx.com) under “Investors” at “Corporate Governance.”

Audit Committee

Mr. Haydu is the chairperson and Dr. Fortune and Dr. Kauffman are the other current members of CombinatoRx’s audit committee. The CombinatoRx board of directors has determined, upon the recommendation of the corporate governance and nominating committee, that each member of CombinatoRx’s audit committee is “independent” within the meaning of the rules and regulations of The NASDAQ Global Market and the SEC. The CombinatoRx board of directors has determined, upon the recommendation of the corporate governance and nominating committee, that Mr. Haydu is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The audit committee operates pursuant to a written charter. During the fiscal year ended December 31, 2008, the audit committee met five times.

Upon the consummation of the merger, Dr. Fortune will resign from, and Dr. Corrigan will be appointed to, the audit committee. The CombinatoRx board of directors has determined, upon the recommendation of the corporate governance and nominating committee, that upon consummation of the merger Dr. Corrigan will be “independent” within the meaning of the rules and regulations of The NASDAQ Global Market and the SEC.

The primary purposes of CombinatoRx’s audit committee are to: (a) assist the CombinatoRx board of directors in its oversight of (i) the integrity of CombinatoRx’s financial statements, (ii) CombinatoRx’s compliance with legal and regulatory requirements, (iii) the qualifications and independence of CombinatoRx’s independent auditors, and (iv) the performance of CombinatoRx’s internal audit function and independent auditors; (b) appoint, evaluate, compensate, retain and oversee CombinatoRx’s independent auditors and the audit process (including receiving and reviewing reports from the independent auditors and resolving any disagreements between management and the independent auditors regarding financial reporting) and to approve or pre-approve all audit, audit-related and other services, if any, to be provided by the independent auditors; (c) review with management, internal auditors and the independent auditors, CombinatoRx’s internal controls and its financial and critical accounting practices; and (d) prepare the report required to be prepared by the audit committee pursuant to the rules of the SEC for inclusion in CombinatoRx’s annual proxy statement. The audit committee and the board of directors have established procedures for the receipt, retention, and treatment of complaints received by CombinatoRx regarding accounting, internal accounting controls, or auditing matters and for confidential, anonymous submission by CombinatoRx employees of concerns regarding questionable accounting or auditing matters. The audit committee also has the authority to hire independent counsel and other advisors to carry out the audit committee’s duties, and CombinatoRx is required to provide appropriate funding, as the audit committee determines, to compensate the independent auditors and any advisors retained by the audit committee.

Compensation Committee

Mr. Pops is the chairperson and Ms. Crawford, Ms. Deptula and Mr. O’Shea are the other members of CombinatoRx’s compensation committee. The CombinatoRx board of directors has determined, upon the recommendation of the corporate governance and nominating committee, that each member of CombinatoRx’s compensation committee is “independent” within the meaning of the rules and regulations of The NASDAQ Global Market. During the fiscal year ended December 31, 2008, CombinatoRx’s compensation committee met eight times.

Upon the consummation of the merger, Mr. Pops and Ms. Deptula will resign from, and Dr. Corrigan and Mr. Foley will be appointed to, the compensation committee and Ms. Crawford will serve as the chairperson. The CombinatoRx board of directors has determined, upon the recommendation of the corporate governance and nominating committee, that upon consummation of the merger Dr. Corrigan and Mr. Foley will be “independent” within the meaning of the rules and regulations of The NASDAQ Global Market.

The primary purposes of CombinatoRx’s compensation committee are to: (a) review and approve corporate goals and objectives relevant to compensation of CombinatoRx’s Chief Executive Officer and the other executive officers and evaluate the performance of the Chief Executive Officer and the other executive officers in light of these goals and objectives, and based on such evaluation, make recommendations to the CombinatoRx board of directors for the compensation of CombinatoRx’s Chief Executive Officer and the other executive officers; (b) make recommendations to the CombinatoRx board of directors with respect to the administration and amendment to CombinatoRx’s incentive compensation and equity-based compensation plans that are subject to the approval of the board of directors; (c) assist the board of directors in its oversight of the development, implementation and effectiveness of CombinatoRx’s policies and strategies relating to recruiting, retention, career development and progression, succession and employment practices; (d) make recommendations regarding compensation of the board of directors, (e) prepare the report required to be prepared by the compensation committee pursuant to the rules of the SEC for inclusion in CombinatoRx’s annual proxy statement if required and (f) review the Compensation Discussion and Analysis disclosure for inclusion in CombinatoRx’s annual proxy statement if required under the rules of the SEC. The compensation committee also has the authority to retain consultants or other experts to assist in the assessment of senior executive compensation and to hire independent counsel and other advisors to carry out the compensation committee’s duties.

Corporate Governance and Nominating Committee

Dr. Fortune is the chairperson, and Ms. Deptula and Mr. Haydu are the other members of CombinatoRx’s corporate governance and nominating committee. The CombinatoRx board of directors has determined, upon the recommendation of the corporate governance and nominating committee, that each member of CombinatoRx’s corporate governance and nominating committee is “independent” within the meaning of the rules and regulations of The NASDAQ Global Market. During fiscal year ended December 31, 2008, the corporate governance and nominating committee met five times.

Upon the consummation of the merger, Dr. Fortune and Ms. Deptula will resign from, and Mr. Richardson and Ms. Crawford will be appointed to, the corporate governance and nominating committee and Mr. Richardson will serve as the chairperson. The CombinatoRx board of directors has determined, upon the recommendation of the corporate governance and nominating committee, that upon consummation of the merger Mr. Richardson and Ms. Crawford will be “independent” within the meaning of the rules and regulations of The NASDAQ Global Market.

The primary purposes of the corporate governance and nominating committee are to: (a) recommend individuals to the CombinatoRx board of directors for nomination, election or appointment as members of the CombinatoRx board of directors and its committees, consistent with the criteria included in CombinatoRx’s corporate governance guidelines; (b) establish policies for stockholders to recommend candidates for consideration for nomination as a member of the CombinatoRx board of directors; (c) oversee the evaluation of the performance of the CombinatoRx board of directors; (d) oversee the Chief Executive Officer’s and other senior management’s succession plans; and (e) take a leadership role in shaping CombinatoRx’s corporate governance, including developing and reviewing on an on-going basis the corporate governance guidelines. In identifying and recommending nominees for positions on the CombinatoRx board of directors, the corporate governance and nominating committee places primary emphasis on the criteria set forth under “Selection and Composition of Board of Directors” in CombinatoRx’s corporate governance guidelines, namely: (1) ethics, integrity, values, expertise, skills and knowledge useful to the oversight of CombinatoRx’s business; (2) the independence standards of The NASDAQ Global Market, (3) diversity of viewpoints, backgrounds, experiences and other demographics; (4) business or other relevant experience, particularly in the areas of accounting and finance, management, corporate governance and the pharmaceutical and drug development industry; and (5) the extent to which the interplay of the nominee’s expertise, skills, knowledge and experience with that of the other members of the board of directors will build a CombinatoRx board of directors that is effective, collegial and responsive to the operations and interests of CombinatoRx and its stockholders.

The corporate governance and nominating committee does not set specific, minimum qualifications that nominees must meet in order to be recommended to the CombinatoRx board of directors, but rather believes that each nominee should be evaluated based on his or her individual merits, taking into account the needs of CombinatoRx and the composition of its board of directors. Members of the corporate governance and nominating committee discuss and evaluate possible candidates in detail and suggest individuals to explore in more depth. Once a candidate is identified whom the committee wants to seriously consider and move toward nomination, the chairperson of the corporate governance and nominating committee enters into a discussion with that candidate.

The corporate governance and nominating committee will consider candidates recommended by stockholders. The policy adopted by the corporate governance and nominating committee provides that candidates recommended by stockholders are given appropriate consideration in the same manner as other candidates.

Non-Management Director Meetings in 2008

In addition to the meetings of the committees of the CombinatoRx board of directors described above, in connection with the meetings of the board of directors, CombinatoRx’s non-management directors met six times in executive session during the fiscal year ended December 31, 2008. A rotating member of the board of directors presided at these executive sessions. The audit committee and the board of directors have established a procedure whereby interested parties may make their concerns known to non-management directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires CombinatoRx’s directors, certain of its officers and persons who own more than 10% of CombinatoRx’s common stock to file reports of ownership of, and transactions in, CombinatoRx’s common stock with the SEC. Based on CombinatoRx’s review of the reports it has received, CombinatoRx believes that all of its directors and officers complied with all reporting requirements applicable to them with respect to transactions in the fiscal year ended December 31, 2008.

Compensation of Executive Officers and Directors Before and After the Merger

Summary of CombinatoRx Compensation Committee Procedures and Practices in 2009

As described in the “Board Committees—Compensation Committee” section above, the purpose of the CombinatoRx compensation committee is to develop and review compensation policies and practices applicable to executive officers, review and recommend goals for the Chief Executive Officer and evaluate his performance in light of these goals, review and evaluate goals and objectives for other officers, oversee and evaluate CombinatoRx’s equity incentive and non-qualified deferred compensation plans and review and approve the creation or amendment of such plans and make recommendations to the CombinatoRx board of directors regarding the compensation of the CombinatoRx board of directors. Under its charter, the compensation committee has the power and authority to retain consultants or other experts to assist in the assessment of senior executive compensation and to hire independent counsel and other advisors to help the compensation committee carry out its duties. CombinatoRx is financially responsible for the fees of any advisor or consultant engaged by the compensation committee.

Mr. Pops, as chairman of the compensation committee, is responsible for setting the agenda for meetings in consultation with management. The compensation committee annually evaluates the performance of the Chief Executive Officer and the other executive officers of CombinatoRx and uses its discretion to determine the compensation of these officers based, in part, upon a review of the performance of CombinatoRx compared to predetermined goals and objectives. The compensation committee also compares the salaries of each CombinatoRx executive officer with a select group of other biotechnology companies to assess how their total compensation package compares to industry averages. Upon the consummation of the merger, Ms. Crawford will assume the role of chairperson of the compensation committee.

CombinatoRx’s Chief Executive Officer has the authority and responsibility to establish and approve compensation for all CombinatoRx employees, other than CombinatoRx executive officers. The compensation committee retains the authority for establishing all matters with respect to the compensation of CombinatoRx’s executive officers. CombinatoRx’s Chief Executive Officer provides to the compensation committee an annual performance review of each executive officer, which the compensation committee considers in its determination of compensation for such individuals. The Chief Executive Officer and Chief Financial Officer also recommend to the compensation committee options and restricted stock awards to be granted to existing employees, subject to specific criteria previously established by the compensation committee. From time to time, the compensation committee has delegated to the Chief Executive Officer and other senior officers the authority to make grants of a limited pool of stock options to new employees or for retention purposes, as long as such grants are not greater than 30,000 shares of common stock and are not made to executive officers. All other grants of stock options and all grants of restricted stock are made by the compensation committee.

CombinatoRx does not have any program, plan or obligation that requires it to grant equity or bonus compensation to any executive on specified dates. The compensation committee has adopted and maintained a practice to generally award stock options only at specific times in order to avoid any claim that grants to executive officers were initiated during periods potentially advantageous to them. Typically, during its January meeting, the compensation committee grants stock options to a broad group of employees, including executive officers, in amounts determined by the compensation committee. At its July meeting, the compensation committee ordinarily makes grants to the executive officers and to certain employees who have performed at a high level and deserve recognition. Other than the annual grants described above, the compensation committee will only consider additional grants for new employees, employees who are promoted or granted additional responsibilities or, more rarely, employees who have performed at a level that warrants recognition.

Compensation Consultant—CombinatoRx

During 2008, the compensation committee retained the services of Watson Wyatt, a compensation consulting firm, to evaluate the executive officers’ salaries, cash incentive bonuses and equity-based compensation and provide a report to the compensation committee. Watson Wyatt provided similar services to the compensation committee in 2007 and 2006. This evaluation included benchmarking executive compensation against that of 18 comparable small capitalization biotechnology companies, including Acadia Pharmaceuticals Inc., Alexza Pharmaceuticals, Inc., Altus Pharmaceuticals Inc., Ariad Pharmaceuticals, Inc., Cytokinetics, Inc., Dyax Corp., Exelixis Inc., Idenix Pharmaceuticals, Inc., Indevus Pharmaceuticals, Inc., Metabasis Therapeutics, Inc., Momenta Pharmaceuticals, Inc., Neurocrine Biosciences, Inc., Orexigen Therapeutics, Inc., Santarus, Inc., Senomyx, Inc., Sunesis Pharmaceuticals, Inc., Tercica, Inc. and Vical Incorporated. The group of peer companies was determined based upon an analysis of various factors such as geographic location, similar stage of clinical development programs, comparable employee headcount, market capitalization, revenue and net loss. The compensation committee realizes that benchmarking CombinatoRx’s compensation against the compensation earned at comparable companies may not always be appropriate, but it believes that engaging in a comparative analysis of CombinatoRx’s compensation practices is a useful tool to understand the competitiveness of the compensation it pays its executive officers. This report indicated that CombinatoRx’s compensation of its executive officers was at or near the median of executives with similar roles at comparable small-capitalization biotechnology companies. The compensation committee considered this benchmarking information as one element in making compensation decisions described below, primarily to determine whether compensation paid to executive officers, in light of company and individual performance, is at or above the median of executive compensation among CombinatoRx’s peer group.

Roles of Executives in Establishing Compensation—CombinatoRx

At the direction of the compensation committee, Mr. Forrester discussed with Watson Wyatt the duties of each executive officer of CombinatoRx and provided Watson Wyatt with complete historical compensation information requested by Watson Wyatt as part of its evaluation of CombinatoRx’s executive compensation programs and policies. The information included each executive officer’s title, salary, bonus, option and restricted stock grants and benefits for the preceding three-year period. Mr. Borisy and Mr. Forrester met with the members of the compensation committee, to review their performance and the performance of the other executive officers during the year. During these meetings, Mr. Borisy and Mr. Forrester discussed with the members of the compensation committee recommendations regarding the salaries and bonuses to be paid to the executive officers of CombinatoRx for the fiscal year ended December 31, 2008 as well as proposed stock option and restricted stock grants. However, the compensation committee does exercise its discretion to determine all compensation paid to executive officers.

Key Elements of Compensation and Compensation Committee Actions—CombinatoRx

The major elements of the CombinatoRx compensation program are base salary, annual cash incentives, cash retention payments, stock options and restricted stock grants and deferred compensation. CombinatoRx fixes the base salary of each of its executives at a level that CombinatoRx believe enables it to hire and retain individuals in a competitive environment and rewards individual performance and contribution to CombinatoRx’s overall business goals. CombinatoRx designed the cash incentive bonuses for each executive to focus them on achieving key clinical, operational, business and/or financial objectives within a yearly time horizon, as described in more detail below. CombinatoRx implemented cash retention payments for certain of its executive officers in an effort to retain them following a significant corporate restructuring at the end of 2008 and to provide them with added incentives to create and preserve stockholder value during 2009. CombinatoRx uses stock options and restricted stock grants to reward long-term performance, to incent executive officers to attain multi-year goals and as retention tools. These stock options and restricted stock awards are intended to produce significant value for each executive if CombinatoRx’s performance is outstanding and if the executive has an extended tenure. Finally, CombinatoRx has implemented a non-qualified deferred compensation plan to provide an additional long-term retention incentive for executives and senior managers due to the regulatory limitations imposed on CombinatoRx’s matching contributions on contributions made by these individuals to the CombinatoRx qualified 401(k) Plan.

CombinatoRx views these components of its executive compensation as related but distinct. Although the compensation committee does review total compensation, CombinatoRx believes that components must work together to enable the creation and preservation of stockholder value over both short-term and long-term periods. CombinatoRx determines the appropriate level for each compensation component based in part, but not exclusively, on its view of internal equity and consistency, individual performance and other information CombinatoRx deems relevant, such as the survey data and Watson Wyatt report referred to above. CombinatoRx believes that, as is common in the biotechnology sector, stock option and other equity awards are a significant motivator in attracting and retaining executives, in addition to salary and cash incentive bonuses. Except as described below, the compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation. This practice is due to the small size of the CombinatoRx executive team and the need to tailor each executive’s award to attract and retain that executive.

Summary Compensation Table—CombinatoRx Named Executive Officers

The following table sets forth all of the compensation awarded to, earned by, or paid to CombinatoRx’s “principal executive officer” and the two other highest paid executive officers as of December 31, 2008 (the “2008 named executive officers”) for the years ended December 31, 2008 and 2007:

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(2)	All Other Compensations ($)(3)		Total ($)
Alexis Borisy(4) Former President and Chief Executive Officer	2008 2007	466,250 425,000	— 212,500	(6)	131,394 131,035	(8) (9)	1,289,117 1,247,780	23,386 33,246		1,909,788 2,049,561

Robert Forrester Interim President and Chief Executive Officer	2008 2007	346,500 330,000	100,000 132,000	(7) (6)	65,697 65,518	(10) (11)	665,227 733,127	22,890 23,093		1,200,314 1,283,738

Lynn Baird(5) Former Senior Vice President, Regulatory, Quality and Clinical Operations	2008	294,000	—		50,704	(12)	241,278	265,883	(13)	851,865

(1)	Amount reflects the compensation cost for the years ended December 31, 2008 and 2007, respectively, of the 2008 named executive officer’s awards of restricted common stock, calculated in accordance with SFAS 123(R). For purposes of this calculation, the estimate of forfeitures related to service-based vesting conditions has been disregarded. There can be no assurance that the SFAS 123(R) amounts will ever be realized by the executive. See notes 2 and 9 of the “Notes to Consolidated Financial Statements” for a discussion of assumptions made by CombinatoRx in determining the grant date fair value and compensation costs of CombinatoRx’s equity awards.
(2)	Amount reflects the compensation cost for the years ended December 31, 2008 and 2007, respectively, of the 2008 named executive officer’s stock options, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model for 2008 and 2007. For purposes of this calculation, the estimate of forfeitures related to service-based vesting conditions has been disregarded. There can be no assurance that the accounting compensation costs will ever be realized by the executive. See notes 2 and 9 of the “Notes to Consolidated Financial Statements” for a discussion of assumptions made by CombinatoRx in determining the grant date fair value and compensation costs of CombinatoRx’s stock option grants.
(3)	Amount represents payment of parking expenses, group term life, accidental death and dismemberment and disability insurance premiums, bonuses for years of service and matching contributions under CombinatoRx’s 401(k) and non-qualified deferred compensation plan as follows:

For the year ended December 31, 2008:

Name	Parking	Insurance	401(k) Match	Non-qualified Deferred Compensation Plan Match
Alexis Borisy	$3,380	$1,356	$9,200	$9,450
Robert Forrester	$3,380	$1,650	$9,200	$8,660
Lynn Baird	$—	$1,541	$9,200	$2,560

For the year ended December 31, 2007:

Name	Parking	Insurance	Service Bonus	401(k) Match	Non-qualified Deferred Compensation Plan Match
Alexis Borisy	$2,960	$1,286	$5,000	$9,000	$15,000
Robert Forrester	$2,960	$1,653	$—	$9,000	$9,480

(4)	Mr. Borisy’s employment with CombinatoRx ended effective July 1, 2009.
(5)	Dr. Baird’s employment with CombinatoRx ended effective January 30, 2009. Compensation information is not provided for Dr. Baird for the fiscal year ended December 31, 2007, as Dr. Baird was not a named executive officer as of the end of such fiscal year.
(6)	Bonus amounts for performance during the fiscal year ended December 31, 2007 were determined by the Compensation Committee on January 15, 2008 and paid in January 2008.
(7)	Bonus amounts for performance during the fiscal year ended December 31, 2008 were determined by the Compensation Committee on February 19, 2009 and paid in March 2009.
(8)	Represents the compensation expense incurred by CombinatoRx in fiscal year 2008 in connection with a grant of 50,000 shares of restricted common stock to Mr. Borisy on January 26, 2006, calculated in accordance with SFAS 123R.
(9)	Represents the compensation expense incurred by CombinatoRx in fiscal year 2007 in connection with a grant of 50,000 shares of restricted common stock to Mr. Borisy on January 26, 2006, calculated in accordance with SFAS 123R.
(10)	Represents the compensation expense incurred by CombinatoRx in fiscal year 2008 in connection with a grant of 25,000 shares of restricted common stock to Mr. Forrester on January 26, 2006, calculated in accordance with SFAS 123R.
(11)	Represents the compensation expense incurred by CombinatoRx in fiscal year 2007 in connection with a grant of 25,000 shares of restricted common stock to Mr. Forrester on January 26, 2006, calculated in accordance with SFAS 123R.
(12)	Represents the compensation expense incurred by CombinatoRx in fiscal year 2008 in connection with a grant of 20,000 shares of restricted common stock to Dr. Baird on April 24, 2006, calculated in accordance with SFAS 123R.
(13)	Includes the following amounts paid or payable to Dr. Baird in connection with her termination of employment on January 30, 2009: lump-sum severance of $222,000, continued payment of medical and dental insurance premiums until March 2, 2009 with an estimated value of $582. Also includes a payment in the amount of $30,000 as a retainer for services to be rendered by Dr. Baird under a consulting agreement entered into between CombinatoRx and Dr. Baird.

Summary Compensation Table—Post-Merger Named Executive Officers

Upon the consummation of the merger, Christopher C. Gallen will become CombinatoRx’s “principal executive officer.” The compensation information for Dr. Gallen in the following table is based upon his compensation for Neuromed’s fiscal year ended September 30, 2008. Robert Forrester and Jason Cole will be the two other highest paid executive officers of CombinatoRx, each based upon his compensation for CombinatoRx’s fiscal year ended December 31, 2008. Compensation information for each of Dr. Gallen, Mr. Forrester and Mr. Cole (the “post-merger named executive officers”) is:

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(2)	All Other Compensations ($)(3)	Total ($)
Christopher C. Gallen President and Chief Executive Officer(4)	2008	379,577	37,500	(11)	—		19,787	19,174	456,038

Robert Forrester Interim President and Chief Executive Officer	2008 2007	346,500 330,000	100,000 132,000	(5) (6)	65,697 65,518	(8) (9)	665,227 733,127	22,890 23,093	1,200,314 1,283,738

Jason Cole Senior Vice President and General Counsel	2008 2007	294,000 270,000	51,450 81,000	(7) (6)	27,243 —	(10)	358,078 271,738	10,640 10,471	741,411 633,209

(1)	Amount reflects the compensation cost for the years ended December 31, 2008 and 2007, respectively, of the post-merger named executive officer’s awards of restricted common stock, calculated in accordance with SFAS 123(R). For purposes of this calculation, the estimate of forfeitures related to service-based vesting conditions has been disregarded. There can be no assurance that the SFAS 123(R) amounts will ever be realized by the executive. See notes 2 and 9 of CombinatoRx’s “Notes to Consolidated Financial Statements” for a discussion of assumptions made by CombinatoRx in determining the grant date fair value and compensation costs of its equity awards.
(2)	Amount reflects the compensation cost for Mr. Forrester and Mr. Cole for CombinatoRx’s fiscal years ended December 31, 2008 and 2007, respectively, and for Dr. Gallen for Neuromed’s fiscal year ended September 30, 2008 of the post-merger named executive officer’s stock options, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model for 2008 and 2007. For purposes of this calculation, the estimate of forfeitures related to service-based vesting conditions has been disregarded. There can be no assurance that the accounting compensation costs will ever be realized by the executive. See notes 2 and 9 of CombinatoRx’s “Notes to Consolidated Financial Statements” and notes 3 and 7 of Neuromed’s “Notes to Combined Financial Statements” for a discussion of assumptions made by CombinatoRx and Neuromed, respectively, in determining the grant date fair value and compensation costs of their respective stock option grants.
(3)	Amount represents payment of parking expenses, group term life, accidental death and dismemberment and disability insurance premiums, bonuses for years of service and matching contributions under CombinatoRx’s 401(k) and non-qualified deferred compensation plan as follows:

For the 2008 fiscal year:

Name	Parking	Insurance	401(k) Match	Non-qualified Deferred Compensation Plan Match
Christopher C. Gallen	$—	$19,714	$—	$—
Robert Forrester	$3,380	$1,650	$9,200	$8,660
Jason Cole	$—	$1,440	$9,200	$—

For the 2007 fiscal year:

Name	Parking	Insurance	401(k) Match	Non-qualified Deferred Compensation Plan Match
Robert Forrester	$2,960	$1,653	$9,000	$9,480
Jason Cole	$—	$1,471	$9,000	$—

(4)	Dr. Gallen will join CombinatoRx as its President and Chief Executive Officer upon the consummation of the merger. Amount shown relates to compensation earned by Dr. Gallen for Neuromed’s fiscal year ended September 30, 2008.
(5)	Bonus amounts for performance during the fiscal year ended December 31, 2008 were determined by the Compensation Committee on February 19, 2009 and paid in March 2009.
(6)	Bonus amounts for performance during the fiscal year ended December 31, 2007 were determined by the Compensation Committee on January 15, 2008 and paid in January 2008.
(7)	Bonus amounts for performance during the fiscal year ended December 31, 2008 were determined by the Compensation Committee on January 7, 2009.
(8)	Represents the compensation expense incurred by CombinatoRx in fiscal year 2008 in connection with a grant of 25,000 shares of restricted common stock to Mr. Forrester on January 26, 2006, calculated in accordance with SFAS 123R.
(9)	Represents the compensation expense incurred by CombinatoRx in fiscal year 2007 in connection with a grant of 25,000 shares of restricted common stock to Mr. Forrester on January 26, 2006, calculated in accordance with SFAS 123R.
(10)	Represents the compensation expense incurred by CombinatoRx in fiscal year 2008 in connection with a grant of 25,000 shares of restricted common stock to Mr. Cole on January 15, 2008, calculated in accordance with SFAS 123R.
(11)	Bonus amounts for performance were approved by Neuromed’s Board of Directors on January 8, 2008 and paid in March 2008.

Narrative Discussion of Summary Compensation Table—2008 Named Executive Officers and CombinatoRx Post-Merger Named Executive Officers

Employment Agreements

Mr. Borisy—Mr. Borisy was employed as President and Chief Executive Officer of CombinatoRx throughout 2008. Under his employment agreement, Mr. Borisy was entitled to receive an annual base salary and an annual bonus based on Mr. Borisy’s and CombinatoRx’s performance. In connection with the entry into the merger agreement, Mr. Borisy’s employment with CombinatoRx terminated. In connection with this termination of employment, on July 1, 2009, CombinatoRx entered into separation and consulting agreements with Mr. Borisy. Under the consulting agreement, Mr. Borisy has agreed to serve on the CombinatoRx Scientific Advisory Board and to assume the role of consultant until June 30, 2010. During this 12-month period, Mr. Borisy will be paid $350 per hour for his services as requested by CombinatoRx. Further, as required by Mr. Borisy’s employment and retention agreements with CombinatoRx, Mr. Borisy received on July 1, 2009: a single lump sum cash severance payment of $932,500; pay in lieu of notice of $77,708; a single lump sum cash retention payment of $150,000; continuation of healthcare benefits for 24 months; and accelerated vesting of his outstanding stock options and restricted stock awards.

Robert Forrester—Mr. Forrester was employed as Chief Financial Officer of CombinatoRx throughout 2008. Upon the termination of Mr. Borisy’s employment in connection with the entry into the merger agreement, Mr. Forrester was appointed Interim President and Chief Executive Officer. Upon the consummation of the merger and Dr. Gallen’s appointment as President and Chief Executive Officer, Mr. Forrester will be appointed as Executive Vice President and Chief Operating Officer of CombinatoRx.

Mr. Forrester is entitled to receive an annual base salary that is subject to further annual determination by the compensation committee, based on the recommendation of the Chief Executive Officer, pursuant to the terms of his employment agreement. Mr. Forrester is also entitled, upon the recommendation of the Chief Executive Officer to an annual performance-based bonus, either in cash or stock options, to be granted at CombinatoRx’s discretion. Either Mr. Forrester or CombinatoRx may terminate his employment for any reason on 60 days’ notice. If CombinatoRx terminates Mr. Forrester’s employment without cause or if Mr. Forrester terminates his employment for good reason, with cause and good reason defined in the employment agreement, he will be entitled to a lump sum payment equal to 24 months of his then current base salary, 24 months of the premium cost of participation in CombinatoRx’s medical and dental plans, subject to applicable law and plan terms, and accelerated vesting of 100% of the stock options and restricted stock which remain unvested on the date of termination, in each case subject to the execution of a release of claims. In the event of a change of control, with change of control defined in the employment agreement, CombinatoRx is obligated to pay Mr. Forrester twice his then base salary for 12 months in a lump sum at the closing of the change of control. If a change of control occurs, CombinatoRx is also obligated to accelerate vesting of all unvested stock options and restricted stock granted to Mr. Forrester and to pay any excise tax imposed under Section 4999 of the Code on Mr. Forrester’s payments or benefits paid by CombinatoRx.

Lynn Baird—Dr. Baird was employed as the Senior Vice President, Regulatory, Quality and Clinical Operations of CombinatoRx pursuant to an employment agreement until January 30, 2009. In connection with Dr. Baird’s termination of employment, CombinatoRx entered into a separation agreement with Dr. Baird under which CombinatoRx agreed to provide Dr. Baird with a lump-sum payment in the amount of $222,000. In addition, CombinatoRx agreed to pay its portion of the COBRA medical insurance and dental premiums for Dr. Baird and her dependents until July 31, 2009. In connection with Dr. Baird’s separation, CombinatoRx also entered into a consulting agreement pursuant to which Dr. Baird agreed to provide consulting services to CombinatoRx regarding regulatory, quality and clinical operations matters. The consulting agreement is effective as of January 31, 2009, had an initial term of until June 30, 2009 and may be terminated by either party upon written notice. In connection with the consulting agreement, Dr. Baird will be paid a $10,000 monthly retainer for services to be rendered by her under the consulting agreement through April 30, 2009 and an hourly consulting rate thereafter. Under Dr. Baird’s employment agreement, in the event of the termination of her employment by CombinatoRx without cause, she was entitled to continuation of her base salary for six months, totaling $147,000, and payment of her medical and dental insurance premiums for six months. The compensation committee provided Dr. Baird with additional severance in a lump sum in partial consideration of her efforts on behalf of CombinatoRx during 2008 and approved the consulting agreement to have Dr. Baird provide continuity of support to CombinatoRx’s regulatory and clinical operations.

Jason Cole—Mr. Cole is employed as Senior Vice President and General Counsel of CombinatoRx pursuant to an employment agreement. Under his employment agreement, Mr. Cole is entitled to receive an annual bonus based on Mr. Cole’s performance and CombinatoRx’s performance against reasonably attainable goals determined by the compensation committee after consultation with the Chief Executive Officer. Either Mr. Cole or CombinatoRx may terminate his employment for any reason. If CombinatoRx terminates Mr. Cole’s employment without cause or if Mr. Cole terminates his employment for good reason, with cause and good reason defined in the employment agreement, he will be entitled to a lump sum payment equal to 12 months of his then current base salary, 12 months of the premium cost of participation in CombinatoRx’s medical and dental plans, subject to applicable law and plan terms, and accelerated vesting of 100% of the stock options and restricted stock which remain unvested on the date of termination, in each case subject to the execution of a release of claims. In the event CombinatoRx terminates Mr. Cole without cause or Mr. Cole terminates for good reason within two years following a change of control, with change of control defined in the employment agreement, Mr. Cole would be entitled to the same severance benefits provided above.

Key Compensation Committee Decisions

At its January 7, 2009 meeting, and after receipt of the recommendations of CombinatoRx’s Chief Executive Officer and Chief Financial Officer and the Watson Wyatt evaluation, the compensation committee met in executive session with no members of management present. During this meeting, the compensation committee reviewed Watson Wyatt’s evaluation of executive compensation and the recommendations of CombinatoRx’s Chief Executive Officer and Chief Financial Officer and, consistent with the recommendations, determined increased base salaries for Mr. Cole for 2009, determined the 2008 cash bonus payments for Mr. Cole and deferred action regarding target cash bonus compensation for 2009 and the amount of stock options and restricted stock to be awarded to the executive officers and other employees. The compensation committee also deferred any action regarding base salaries and bonus compensation for Mr. Borisy and Mr. Forrester. In February 2009, the compensation committee determined bonus compensation for Mr. Forrester for 2008 and established target cash bonus compensation for the executive officers for 2009.

Retention Program

On November 19, 2008, in connection with a strategic restructuring, the compensation committee approved an employee retention program to retain certain key employees, including Alexis Borisy, Robert Forrester and Jason Cole. As part of the retention program, the compensation committee approved one-time cash retention payments, modification of employee severance arrangements and the modification of the terms of existing stock options, all of which are summarized below. The compensation committee believed that the retention program was necessary to retain these individuals in order to preserve and create stockholder value after the strategic restructuring.

One-time cash retention payments for certain of CombinatoRx’s executive officers under its employee retention program, with such payments payable in two equal installments, were as follows: Mr. Borisy, $300,000; Mr. Forrester, $250,000; and Mr. Cole, $150,000. Under these arrangements, the first installment was paid on April 1, 2009. In order to receive the second installment, payable on January 15, 2010, the executive officer must remain employed by CombinatoRx on January 15, 2010. In connection with the termination of his employment, CombinatoRx paid the second installment of Mr. Borisy’s cash retention payment, in the amount of $150,000, on July 6, 2009. In the event Mr. Forrester or Mr. Cole is terminated without cause or resigns for good reason prior January 15, 2010, 100% of the remaining unpaid retention amount will be paid to such executive officer if he executes a release of claims.

Stock Options and Restricted Common Stock Awards of CombinatoRx

Grants of stock options and awards of restricted common stock under the CombinatoRx equity compensation plans are designed to align the long-term interests of CombinatoRx’s executives with CombinatoRx stockholders and to assist in the retention of executives. As stock options granted by CombinatoRx generally become exercisable over a four-year period and forfeiture provisions with respect to restricted common stock awards generally lapse over a four-year period, their ultimate value is dependent upon the long-term appreciation of CombinatoRx’s stock price and the executive’s continued employment with CombinatoRx. In addition, grants of stock options and awards of restricted common stock may result in an increase in executive officers’ equity interests in CombinatoRx, thereby providing such persons with the opportunity to share in the future value they are responsible for helping to create.

As part of the retention plan approved by the compensation committee in November 2008, on March 18, 2009 the outstanding stock options held by CombinatoRx employees, including Mr. Borisy, Mr. Forrester and Mr. Cole, were modified such that in the event of the termination of their employment with CombinatoRx, such options could be exercised for two years following such termination. CombinatoRx has not engaged in any option repricings or other modifications to any of its outstanding equity awards during fiscal year ended December 31, 2008. CombinatoRx proposes to complete an option exchange as discussed in “Proposal No. 4: Approval of an Option Exchange Program and a Related Amendment to the 2000 Stock Option Plan.”

All of CombinatoRx’s option grants made prior to its initial public offering, including all grants to executives, were made under CombinatoRx’s 2000 stock option plan. All of CombinatoRx’s stock option and restricted stock grants to its executive officers since its initial public offering have been made under CombinatoRx’s amended and restated 2004 incentive plan. See “Proposal No. 4: Approval of an Option Exchange Program and a Related Amendment to the 2000 Stock Option Plan” and “Proposal No. 5: Approval of Amended and Restated 2004 Incentive Plan” for a summary of the 2000 stock option plan and the amended and restated 2004 incentive plan, respectively.

Other Benefits

CombinatoRx’s executive officers are eligible to participate in all of CombinatoRx’s employee benefit plans, such as medical, dental, group life and disability insurance, its 401(k) plan with matching contributions and its bonus program for employees who have served CombinatoRx for a number of years, in each case on the same basis as CombinatoRx’s other employees. There were no special benefits or perquisites provided to any executive officer in 2008, other than the payment of parking expenses for Messrs. Borisy and Forrester.

Narrative Discussion of Summary Compensation Table—Neuromed Post-Merger Named Executive Officer

Employment Agreement

Dr. Christopher C. Gallen—Neuromed has an employment agreement with Dr. Christopher C. Gallen which provides that Dr. Gallen is entitled to receive an annual base salary that is to be reviewed annually through a regular performance review process. Currently, Dr. Gallen’s annual base salary is $355,000. Under his employment agreement, Dr. Gallen is also eligible to receive an annual performance bonus. The agreement provides that Dr. Gallen will be entitled to 12 months salary plus an amount equal to his last annual bonus if he is terminated for any reason other than misconduct or if he resigns for good reason, provided that Dr. Gallen executes a full release and waiver of all claims against Neuromed and related parties. Under the agreement Dr. Gallen is eligible to receive stock options to be granted from time-to-time at the discretion of the board of directors of Neuromed. The agreement provides for accelerated vesting of options under certain circumstances. In addition, Dr. Gallen has entered into a confidentiality agreement with Neuromed which includes customary provisions relating to the confidentiality of information and the assignment of intellectual property developed in whole or in part by Dr. Gallen. Dr. Gallen has not entered into a non-competition or a non-solicitation agreement with Neuromed. Immediately after the effective time of the merger, Dr. Gallen will become the Chief Executive Officer of CombinatoRx pursuant to an employment agreement to be negotiated upon mutually agreeable terms and conditions. For additional information see “—Additional Narrative Discussion of Compensation Matters—Neuromed Post-Merger Named Executive Officer” below.

Outstanding Equity Awards at Fiscal Year-End—CombinatoRx 2008 Named Executive Officers

The following table shows grants of stock options and grants of unvested restricted stock awards outstanding on December 31, 2008, the last day of CombinatoRx’s fiscal year, to each of the 2008 named executive officers.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Alexis Borisy Former President and Chief Executive Officer(2)	—	—		—	—	25,000	(11)	15,500
	25,714	—		0.8694	03/01/12	—		—
	57,143	—		0.875	06/27/13	—		—
	42,857	—		0.875	02/26/14	—		—
	197,143	—		1.3125	12/08/14	—		—
	150,000	50,000	(4)	8.21	12/15/15	—		—
	28,125	21,875	(5)	8.35	07/12/16	—		—
	65,625	84,375	(6)	8.79	01/17/17	—		—
	15,625	34,375	(7)	6.47	07/11/17	—		—
	—	255,000	(8)	4.57	01/15/18	—		—
	—	152,500	(9)	3.43	07/15/18	—		—

Robert Forrester Interim President and Chief Executive Officer	—	—		—	—	12,500	(11)	7,750
	167,829	—		0.875	02/26/14	—		—
	95,714	—		1.3125	12/08/14	—		—
	65,625	21,875	(4)	8.21	12/15/15	—		—
	14,062	10,938	(5)	8.35	07/12/16	—		—
	39,375	50,625	(6)	8.79	01/17/17	—		—
	7,812	17,188	(7)	6.47	07/11/17	—		—
	—	150,000	(8)	4.57	01/15/18	—		—
	—	87,500	(9)	3.43	07/15/18	—		—

Lynn Baird Former Senior Vice President, Regulatory, Quality and Clinical Operations(3)	—	—		—	—	10,000	(12)	6,200
	31,250	18,750	(10)	10.12	04/24/16	—		—
	7,031	5,469	(5)	8.35	07/12/16	—		—
	16,406	21,094	(6)	8.79	01/17/17	—		—
	3,906	8,594	(7)	6.47	07/11/17	—		—
	—	97,500	(8)	4.57	01/15/18	—		—
	—	55,000	(9)	3.43	07/15/18	—		—

(1)	The market value of the restricted stock awards is determined by multiplying the number of shares by $0.62, the closing price of CombinatoRx’s common stock on The NASDAQ Global Market on December 31, 2008, the last trading day of 2008.
(2)	Mr. Borisy’s employment with CombinatoRx ended effective July 1, 2009.
(3)	Dr. Baird’s employment with CombinatoRx ended effective January 30, 2009.
(4)	The option vested as to 25% of the shares on December 15, 2006, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(5)	The option vested as to 25% of the shares on July 12, 2007, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(6)	The option vests as to 25% of the shares on January 17, 2008, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.

(7)	The option vests as to 25% of the shares on July 11, 2008, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(8)	The option vested as to 25% of the shares on January 15, 2009, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(9)	The option vested as to 25% of the shares on July 15, 2009, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(10)	The option vested as to 25% of the shares on April 24, 2007, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(11)	Subject to certain conditions specified in the relevant Restricted Stock Award Agreement, the restricted stock vested with respect to 25% of the shares on January 26, 2007, with the remainder vesting in increments of 25% on each January 26 thereafter.
(12)	Subject to certain conditions specified in the relevant Restricted Stock Award Agreement, the restricted stock vested with respect to 25% of the shares on April 24, 2007, with the remainder vesting in increments of 25% on each April 24 thereafter.

Outstanding Equity Awards at Fiscal Year-End—Post-Merger Named Executive Officers

The following table shows outstanding grants of stock options and unvested restricted stock awards held by each of the post-merger named executive officers on the last day of the fiscal year.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Christopher C. Gallen President and Chief Executive Officer(1)	—	—		—	—	—		—
	187,500	—		0.10	06/30/14	—		—
	331,500	—		0.10	06/30/14	—		—
	794,375	135,625	(2)	0.10	02/23/16	—		—
	75,000	45,000	(3)	0.48	12/31/16	—		—
	53,125	96,875	(4)	0.48	01/31/13	—		—

Robert Forrester Executive Vice President and Chief Financial Officer	—	—		—	—	12,500	(12)	7,750	(14)
	167,829	—		0.875	02/26/14	—		—
	9,714	—		1.3125	12/08/14	—		—
	65,625	21,875	(5)	8.21	12/15/15	—		—
	14,062	10,938	(6)	8.35	07/12/16	—		—
	39,375	50,625	(7)	8.79	01/17/17	—		—
	7,812	17,188	(8)	6.47	07/11/17	—		—
	—	150,000	(9)	4.57	01/15/18	—		—
	—	87,500	(10)	3.43	07/15/18	—		—

Jason Cole, Esq. Senior Vice President and General Counsel	—	—		—	—	25,000	(13)	15,500	(14)
	68,750	31,250	(11)	10.68	01/23/16	—		—
	7,031	5,469	(6)	8.35	07/12/16	—		—
	24,609	31,641	(7)	8.79	01/17/17	—		—
	3,906	8,594	(8)	6.47	07/11/17	—		—
	—	97,500	(9)	4.57	01/15/18	—		—
	—	55,000	(10)	3.43	07/15/18	—		—

(1)	Dr. Gallen will join CombinatoRx as its President and Chief Executive Officer upon the consummation of the merger. Amount shown relates to stock options granted by Neuromed to Dr. Gallen. Neuromed’s fiscal year ends September 30.

(2)	The options will vest in increments of 19,375 at the end of each month.
(3)	The options will vest in increments of 2,500 at the end of each month.
(4)	The options will vest in increments of 3,125 at the end of each month.
(5)	The option vested as to 25% of the shares on December 15, 2006, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(6)	The option vested as to 25% of the shares on July 12, 2007, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(7)	The option vests as to 25% of the shares on January 17, 2008, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(8)	The option vests as to 25% of the shares on July 11, 2008, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(9)	The option vested as to 25% of the shares on January 15, 2009, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(10)	The option vested as to 25% of the shares on July 15, 2009, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(11)	The options will vest with respect to 25% of the shares on January 23, 2007, with the remainder vesting in increments of 6.25% at the end of each three-month period thereafter.
(12)	Subject to certain conditions specified in the relevant Restricted Stock Award Agreement, the restricted stock vested with respect to 25% of the shares on January 26, 2007, with the remainder vesting in increments of 25% on each January 26 thereafter.
(13)	Subject to certain conditions specified in the relevant Restricted Stock Award Agreement, the restricted stock vested with respect to 25% of the shares on January 26, 2009, with the remainder vesting in increments of 25% on each January 26 thereafter
(14)	The market value of the restricted stock awards is determined by multiplying the number of shares by $0.62, the closing price of CombinatoRx common stock on The NASDAQ Global Market on December 31, 2008, the last trading day of 2008.

Additional Narrative Discussion of Compensation Matters—2008 Named Executive Officers and CombinatoRx Post-Merger Named Executive Officers

Severance and Change in Control Arrangements

The CombinatoRx board of directors and its compensation committee determined that employment agreements with key executive officers are necessary and desirable to accomplish a variety of objectives. The terms of these agreements resulted primarily from the need to attract the particular executive to work for CombinatoRx while it was a private or newly public company or to retain the particular executive over the course of employment with CombinatoRx as the company grew or its business needs changed. Each of the employment agreements with CombinatoRx’s executive officers has a provision providing for certain severance benefits in the event of the termination of their employment by CombinatoRx without cause, or by them with good reason (both as defined in such agreements), and a provision providing for the acceleration of his or her then unvested options and restricted stock in the event of termination without cause or by the executive officer with good reason. The employment agreements, other than Mr. Forrester’s, also contain change of control benefits that are structured on a “double-trigger” basis, meaning that before an executive officer can receive a change of control payment: (1) a change of control must occur and (2) within a specified period of such change of control, the executive officer’s employment must be terminated without cause or the officer resigns from employment for good reason. The employment agreement for Mr. Forrester contains change of control benefits that are structured on a “single-trigger” basis, meaning that Mr. Forrester can receive a change of control payment immediately upon the occurrence of a change of control. These provisions were included to motivate the executive officers to act in the best interests of the stockholders by removing the distraction of post change of control uncertainties faced by the executive officers with regard to continued employment and compensation. In connection with the departures of Mr. Borisy and Dr. Baird, CombinatoRx entered into separation agreements under which, among other things, the departing executive agreed to provide consulting services to CombinatoRx. These severance and acceleration provisions are described in the “Employment Agreements” section above.

Each of Messrs. Cole and Forrester have agreed not to compete with CombinatoRx during the term of their employment and for a period of one year after their employment ends. These provisions are intended to protect CombinatoRx from the executive officer resigning from CombinatoRx and using the essential scientific and business knowledge gained while working for CombinatoRx to compete against CombinatoRx. In connection with their separation agreements, Mr. Borisy and Dr. Baird each agreed not to compete with CombinatoRx for a period of two years and six months, respectively, after termination of their employment.

The compensation committee of the CombinatoRx board of directors, as plan administrator of the 2000 stock option plan and the amended and restated 2004 incentive plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by CombinatoRx’s named executive officers and any other person in connection with certain changes in control of CombinatoRx.

Deferred Compensation

Effective December 1, 2007, the compensation committee approved the CombinatoRx nonqualified deferred compensation plan, or the NQ Plan, a non-qualified tax-deferred compensation plan in which certain senior managers and officers of CombinatoRx may participate. The NQ Plan provides a tax-favorable vehicle for deferring cash compensation, including base salary and bonus awards. Under the NQ Plan, each year a participant may defer up to 25% of his or her base salary and up to 100% of his or her annual cash bonus pay. The participant will at all times be vested in the portion of his or her account attributable to the compensation the participant has elected to defer under the NQ Plan. CombinatoRx has established a special account for each participant; however, the obligation to pay the balance credited to such account will at all times be an unfunded and unsecured obligation of CombinatoRx and rank on parity with other unsecured and unsubordinated indebtedness of CombinatoRx from time to time outstanding. Mr. Borisy, Mr. Forrester and Dr. Baird elected to participate in the NQ Plan in the 2007 and 2008 plan years.

CombinatoRx may also credit to the account of each eligible participant who makes deferrals a matching contribution in an amount equal to 100% of the deferrals contributed by the participant for such plan year, up to a maximum amount equal to four percent (4%) of each such participant’s cash compensation for such year, less the amount of matching contributions made to CombinatoRx’s qualified 401(k) Plan for such year on behalf of such participant. In order to be eligible for a matching contribution for a given year, a participant must be employed by CombinatoRx on the date the matching contribution is credited to the NQ Plan, which is typically the January following a participant’s election, and have deferred the maximum amount permitted under the tax-qualified Section 401(k) Plan for such year. A participant will become 100% vested in any employer contributions credited to his or her account upon the participant’s death, disability or a change in control (as defined in the NQ Plan). Deferred balances are credited to each participant’s account under the NQ Plan and will be credited, at periodic intervals, with earnings that track the actual rate of return for such period realized by the investment fund or funds or index or indices selected by such participant from the range of investment vehicles offered under the NQ Plan. Deferred amounts are paid, at the participant’s option, either in a lump sum or in annual installments over a period of up to ten years upon separation from service or up to five years for scheduled in-service withdrawals.

Additional Narrative Discussion of Compensation Matters—Neuromed Post-Merger Named Executive Officer

Severance and Change in Control

Dr. Gallen’s employment agreement provides that he will be entitled to twelve months salary plus an amount equal to his last annual bonus if he is terminated for any reason other than misconduct or if he resigns for good reason, provided that Dr. Gallen executes a full release and waiver of all claims against Neuromed and related parties.

Dr. Gallen’s employment agreement provides for the following compensation in the event of a change in control:

•

if there is a change in control of the ownership of the company via a merger, acquisition or similar combination, 50% of the unvested stock options granted under his employment agreement will accelerate and become fully vested; and

•

if there is (1) a change in control of the ownership of Neuromed via a merger, acquisition or similar combination and (2) Dr. Gallen does not continue thereafter to have similar compensation or responsibilities or is required to move his office location more than fifty (50) miles from its current location, then the remaining 50% of the unvested stock options granted under the terms of his employment agreement will accelerate and become fully vested.

The vesting of all outstanding Neuromed stock options granted under the Neuromed stock option plans, including stock options granted to Dr. Gallen, will be accelerated in full and such options will become exercisable prior to the effective time of the merger. Each Neuromed stock option that is outstanding and unexercised immediately prior to the effective time of the merger, including unexercised stock options held by Dr. Gallen, will be cancelled and will no longer represent the right to purchase common stock of Neuromed US or Neuromed Canada or any other equity security of Neuromed US, Neuromed Canada or CombinatoRx. In addition, the accelerated vesting of options under a change in control is subject to the execution of a full release and waiver of all claims against Neuromed and related parties by Dr. Gallen.

Special Equity Incentive Plan

The Neuromed board of directors adopted the Neuromed special equity incentive plan pursuant to which certain employees, including officers, and directors of Neuromed have been granted the right to receive, immediately after the merger, restricted stock unit awards for shares of CombinatoRx common stock. The shares underlying such awards represent an aggregate of 1.5% of the deemed outstanding shares of common stock of the combined company. The Neuromed special equity incentive plan provides that certain percentages of the restricted stock units underlying the awards will vest or be forfeited depending upon the timing of the FDA’s approval of Exalgo. This vesting and forfeiture schedule is different than the schedule by which the holdback and milestone shares will be released to the former Neuromed stockholders or returned to CombinatoRx for cancellation. The vesting and forfeiture schedule of awards granted under the Neuromed special equity incentive plan provides that:

•	All restricted stock units held by the participants will vest if the FDA’s approval of Exalgo occurs on or before September 30, 2010;

•	If the FDA has not approved Exalgo by October 1, 2010, participants will then forfeit 50% of their restricted stock units;

•	If the FDA’s approval of Exalgo occurs on or after October 1, 2010 and before January 1, 2011, the then remaining 50% of the original restricted stock units held by the participants will vest; and

•	If the FDA has not approved Exalgo by January 1, 2011, participants will then forfeit 7.143% of their original number of restricted stock units.

Accordingly, even if the FDA does not approve Exalgo by January 1, 2011, 42.857% of a participants original restricted stock units may still vest. If the FDA has not approved Exalgo by January 1, 2011 and a director participant is continuing to serve as a director of CombinatoRx, 42.857% of his restricted stock units will vest. If the FDA has not approved Exalgo by January 1, 2011 and an employee participant is continuing to serve as an employee of CombinatoRx on the fifth anniversary of the date the merger was consummated, 42.857% of his or her restricted stock units will vest. In addition, 42.857% of a participants restricted stock units will vest upon a change of control or, in the case of an employee participant, termination by CombinatoRx without cause, if even such change of control or termination occurs before January 1, 2011.

Under the Neuromed special equity incentive plan Drs. Gallen and Snutch have each been granted an award representing 33.33% of the CombinatoRx restricted stock units available under such plan and Mr. Corrigan and Drs. Hunter and Wright have each been granted an award representing 6.67% of the CombinatoRx restricted stock units available under such plan.

Director Compensation

2008 CombinatoRx Directors

The following table shows the compensation earned by each of the CombinatoRx non-employee directors for the year ended December 31, 2008:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		Total ($)
Sally Crawford	$30,000	$39,449	(2)	$69,449
Barbara Deptula	$35,000	$73,813	(3)	$108,813
Patrick Fortune	$40,000	$42,416	(4)	$82,416
Frank Haydu	$45,000	$115,826	(5)	$160,826
Michael Kauffman	$30,000	$64,489	(6)	$94,489
W. James O’Shea	$30,000	$39,449	(7)	$69,449
Richard Pops	$35,000	$154,004	(8)	$189,004

(1)	This column reflects the compensation cost for the year ended December 31, 2008 of each director’s options, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model for 2008, 2007 and 2006 awards, using SFAS 123 for 2005 awards and using APB No. 25 for awards prior to 2005. For purposes of this calculation, the estimate of forfeitures related to service-based vesting conditions has been disregarded. There can be no assurance that the accounting compensation costs will ever be realized by the director. See notes 2 and 9 of “Notes to Consolidated Financial Statements” for a discussion of assumptions made by CombinatoRx in determining the grant date fair value and compensation costs of its stock option grants.
(2)	As of December 31, 2008, Ms. Crawford held options to purchase an aggregate of 37,500 shares of CombinatoRx common stock, 9,375 shares of which were vested as of December 31, 2008.
(3)	As of December 31, 2008, Ms. Deptula held options to purchase an aggregate of 66,057 shares of CombinatoRx common stock, 45,700 shares of which were vested as of December 31, 2008.
(4)	As of December 31, 2008, Dr. Fortune held options to purchase an aggregate of 37,500 shares of CombinatoRx common stock, 22,857 shares of which were vested as of December 31, 2008.
(5)	As of December 31, 2008, Mr. Haydu held options to purchase an aggregate of 66,071 shares of CombinatoRx common stock, 51,428 shares of which were vested as of December 31, 2008.
(6)	As of December 31, 2008, Mr. Kauffman held options to purchase an aggregate of 47,857 shares of CombinatoRx common stock, 26,786 shares of which were vested as of December 31, 2008.
(7)	As of December 31, 2008, Mr. O’Shea held options to purchase an aggregate of 37,500 shares of CombinatoRx common stock, 9,375 shares of which were vested as of December 31, 2008.
(8)	As of December 31, 2008, Mr. Pops held options to purchase an aggregate of 120,928 shares of CombinatoRx common stock, 106,285 shares of which were vested as of December 31, 2008.

Certain of Neuromed’s 2008 Directors

Upon the consummation of the merger, Mark Corrigan, Todd Foley, Bill Hunter and Hartley T. Richardson will be appointed as non-employee directors of CombinatoRx. The following table shows the compensation earned by Dr. Corrigan, Mr. Foley, Dr. Hunter and Mr. Richardson for their service as a Neuromed director during Neuromed’s fiscal year ended September 30, 2008:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		Total ($)
Mark Corrigan	$—	$6,304	(2)	$6,304
Todd Foley	$—	$6,304	(3)	$6,304
Bill Hunter	$—	$6,304	(4)	$6,304
Hartley T. Richardson	$—	$6,304	(5)	$6,304

(1)	This column reflects the compensation cost for the year ended September 30, 2008 of each director’s options, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model for 2008, 2007 and 2006 awards, using SFAS 123 for 2005 awards and using APB No. 25 for awards prior to 2005. For purposes of this calculation, the estimate of forfeitures related to service-based vesting conditions has been disregarded. There can be no assurance that the accounting compensation costs will ever be realized by the director. See notes 3 and 7 of “Notes to Combined Financial Statements” for a discussion of assumptions made by Neuromed in determining the grant date fair value and compensation costs of its stock option grants.
(2)	As of September 30, 2008, Dr. Corrigan held options to purchase an aggregate of 175,000 shares of Neuromed common stock, all of which were vested as of September 30, 2008.
(3)	As of September 30, 2008, Mr. Foley held options to purchase an aggregate of 100,000 shares of Neuromed common stock, all of which were vested as of September 30, 2008.
(4)	As of September 30, 2008, Dr. Hunter held options to purchase an aggregate of 175,000 shares of Neuromed common stock, all of which were vested as of September 30, 2008.
(5)	As of September 30, 2008, Mr. Richardson held options to purchase an aggregate of 100,000 shares of Neuromed common stock, all of which were vested as of September 30, 2008.

Additional Narrative Discussion of Director Compensation—2008 CombinatoRx Directors

On September 28, 2006, based on the recommendation of the nominating and corporate governance committee, the board of directors adopted a new non-employee director compensation policy, to replace the previous non-employee director compensation policy, which went into effect upon CombinatoRx’s initial public offering on November 9, 2005.

Under the terms of the director compensation policy, non-employee directors each receive an annual cash retainer in the amount of $25,000, payable quarterly, for their service as directors. Each non-employee director also receives an annual cash retainer of $5,000, payable quarterly, for each standing committee of the board of directors they serve on. The chairperson of the board of directors receives an additional $10,000 per year for his or her service, the chairperson of the audit committee receives an additional $10,000 per year for his or her service, and the chairpersons of the compensation committee and the nominating and corporate governance committee each receives $5,000 per year for his or her service.

Under the terms of the director compensation policy, non-employee directors will also be entitled to receive options under CombinatoRx’s amended and restated 2004 incentive plan to purchase 25,000 shares of CombinatoRx common stock upon initial election or appointment to the board of directors and an annual grant of options to purchase 12,500 shares of CombinatoRx common stock for service at and after each annual meeting of stockholders. The exercise price of all options granted to non-employee directors may not be less than 100% of the fair market value of CombinatoRx’s common stock on the date of the grant. All options granted pursuant to the director compensation policy expire ten years after the date of grant and, in the case of grants upon initial election or appointment, become exercisable, 25% on the first anniversary of the date of grant and in increments of 6.25% at the end of each three-month period thereafter, except that in the event of a change of control the options may, upon the determination of the compensation committee, accelerate and become immediately exercisable. Option grants made pursuant to the director compensation policy on an annual basis will become fully exercisable on the first anniversary of the date of grant.

CombinatoRx also reimburses members of the board of directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. Directors who are also CombinatoRx employees receive no additional compensation for serving as directors.

Additional Narrative Discussion of Director Compensation—Certain Neuromed Directors

All of Neuromed’s directors are eligible to receive option grants under Neuromed’s stock option plans. As described above, the Neuromed board of directors has adopted the Neuromed special equity incentive plan providing for grants of restricted stock unit awards to certain employees, including officers, and directors of Neuromed. Under the Neuromed special equity incentive plan Drs. Gallen and Snutch have each been granted an award representing 33.33% of the CombinatoRx restricted stock units available under such plan and Mr. Corrigan, and Drs. Hunter and Wright have each been granted an award representing 6.67% of the CombinatoRx restricted stock units available under such plan. Except as set out above, Neuromed does not have any other arrangements pursuant to which their directors are compensated for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts. All reasonable and documented travel-related costs to attend meetings of the board of directors and committees of the board of directors are reimbursed.

Additional Narrative Discussion of Director Compensation—Directors Continuing Post-Merger

Upon the consummation of the merger, Messrs. Haydu and O’Shea, Dr. Kauffman and Ms. Crawford will continue to serve as non-employee directors of CombinatoRx and Dr. Corrigan, Mr. Foley, Dr. Hunter and Mr. Richardson will be appointed as non-employee directors of CombinatoRx. Each of these non-employee directors will be compensated for this service under the terms of the above-described plans as such plans may be amended or superseded in the future. Directors who are also CombinatoRx employees, Dr. Gallen and Mr. Forrester, will receive no additional compensation for serving as directors.

Transactions with Related Persons, Promoters and Certain Control Persons of CombinatoRx Prior to the Merger

Since January 1, 2006, CombinatoRx has engaged in the following transactions with its directors, officers or holders of more than five percent of its voting securities and their affiliates.

Research and License Agreement with Angiotech Pharmaceuticals, Inc.

CombinatoRx has entered into and continues to perform under a research and license agreement dated as of October 5, 2005, with Angiotech Pharmaceuticals, Inc, or Angiotech. Angiotech was formerly a holder of more than 5% of CombinatoRx common stock.

Under the research and license agreement CombinatoRx has granted Angiotech an exclusive, royalty-bearing license to up to ten compounds to be selected by Angiotech from CombinatoRx’s portfolio of clinical and preclinical product candidates or Chalice database, as well as an option to purchase the same rights to an additional five compounds. This license is for Angiotech’s research, development and potential commercialization of the licensed compounds as drug components to be used in Angiotech’s field with medical devices or interventional medicine products to treat conditions in specific areas of the human body. In addition, CombinatoRx has agreed to use its cHTS technology in a joint research project with Angiotech to screen in different disease-specific assays combinations of compounds that may be developed and commercialized by Angiotech for use in combination with medical devices or with interventional medicine products in Angiotech’s field. CombinatoRx has granted Angiotech an exclusive, royalty-bearing license to the intellectual property from the joint research in Angiotech’s field of use in combination with medical devices and interventional medicine products to treat conditions in specific areas of the human body, and CombinatoRx has an exclusive, non-royalty bearing license to such intellectual property for use outside of Angiotech’s field.

Under the research and license agreement, Angiotech paid CombinatoRx a $27.0 million up-front license execution fee. As contemplated by the original agreement, on June 8, 2007, Angiotech agreed to extend the research project beyond the original 30-month term to a total term of five years for an additional license execution fee of $7.0 million. CombinatoRx may also receive payments from Angiotech of up to $10.0 million upon Angiotech’s election to receive a license to up to five additional compounds, beyond the initial ten compounds, from CombinatoRx’s portfolio of clinical and preclinical product candidates or Chalice database for development. In addition, for each compound licensed to Angiotech that is discovered through the research project or through Angiotech’s selection of compounds from CombinatoRx’s portfolio of clinical and preclinical product candidates or Chalice database, CombinatoRx may also receive up to $30.0 million in milestone payments if certain development and regulatory approval milestones are met, as well as royalties on any future product sales incorporating the compounds.

During the period of the research project and for one year thereafter, or, if the Angiotech research and license agreement is terminated, for one year after such termination, CombinatoRx has agreed not to enter into any agreement to license or grant rights to any compound to a third party in defined areas of Angiotech’s field. CombinatoRx may enter into an agreement that grants rights in Angiotech’s field other than these defined areas if such grant of rights is materially broader than or different from Angiotech’s field and such agreement is not entered into for the purpose of granting rights to use CombinatoRx’s intellectual property in Angiotech’s field. In addition, during such period of time, CombinatoRx has also agreed not to perform cHTS screening using the same screens performed pursuant to the Angiotech research project or grant a license or other rights to use CombinatoRx’s intellectual property to third parties operating primarily in the Angiotech field.

The research and license agreement will remain in effect during the five-year period of the research project and as long as Angiotech is either conducting preclinical research, doing clinical development or commercializing a licensed compound that requires the payment of a royalty to CombinatoRx.

In connection with the research and license agreement with Angiotech, CombinatoRx also entered into a stock purchase agreement with Angiotech under which in exchange for $15.0 million, CombinatoRx issued to Angiotech 1,363,636 shares of Series E preferred stock that automatically converted into 1,948,051 shares of CombinatoRx common stock upon the closing of CombinatoRx’s initial public offering on November 9, 2005. On December 1, 2006, CombinatoRx filed, upon the request of Angiotech Pharmaceuticals, Inc., a registration statement on Form S-3 covering their resale of the 1,948,051 shares of common stock held by them. This registration statement was declared effective by the SEC on December 13, 2006. Angiotech subsequently sold all of its holdings of CombinatoRx common stock.

Registration Rights

Funds managed by Boston Millennia Partners hold 1,481,966 shares of CombinatoRx common stock and are entitled to require CombinatoRx to register their shares or participate in a registration of shares by CombinatoRx under the Securities Act. Patrick Fortune, a director of CombinatoRx, is a partner of Glen Partners II Limited Partnership, the sponsor of the Boston Millennia funds. Dr. Fortune will resign from CombinatoRx’s board of directors in connection with the closing of the merger.

Indemnification Agreements

CombinatoRx has entered into indemnification agreements with each of its current directors to give such directors additional contractual assurances regarding the scope of the indemnification set forth in CombinatoRx’s certificate of incorporation and bylaws and to provide additional procedural protections.

Other Agreements with Executive Officers, Directors and their Affiliates

Name of Officer, Director or Affiliate thereof	Name of Agreement
Dr. Gary Borisy, father of Alexis Borisy(1)	• Scientific Advisory Board Member Confidentiality, Non-Disclosure and Proprietary Rights Agreement(2)
• Stock Option Agreement to purchase 7,143 shares of CombinatoRx common stock(3)

(1)	Alexis Borisy terminated his employment with CombinatoRx, and resigned from the CombinatoRx board of directors, effective as of July 1, 2009.
(2)	CombinatoRx also reimburses Dr. Gary Borisy’s expenses in connection with his service as a Scientific Advisor.
(3)	Consists of 7,143 shares with an exercise price of $0.18 pursuant to an agreement dated May 3, 2001.

Transactions with Related Persons, Promoters and Certain Control Persons of Neuromed Prior to the Merger

The following is a description of the transactions Neuromed has engaged in since January 1, 2008 with its officers and directors, in each case who are expected to serve as an officer or director of CombinatoRx following the merger, and beneficial owners of more than five percent of Neuromed’s voting securities affiliated with such officers and directors.

Issuances of Notes and Warrants

In February 2009, pursuant to a note and warrant purchase agreement, or the Note and Warrant Purchase Agreement, Neuromed US and Neuromed Canada issued $9,111,277 principal amount of 8% convertible promissory notes and warrants to purchase a total of 1,952,420 units in the capital stock of Neuromed US and Neuromed Canada to 17 of Neuromed’s then existing stockholders and their affiliates. Each warrant issued to a US purchaser entitled the holder thereof to purchase, at a price of $0.01 per unit, one unit consisting of one share of Series D-1 preferred stock in Neuromed US and one special voting share of Neuromed Canada. Each warrant issued to a Canadian purchaser entitled the holder thereof to purchase, at a price of $0.01 per unit, one unit consisting of one Series D-1 exchangeable preferred share in the capital of Neuromed Canada, one special voting share of Neuromed Canada and one share of Series D-1 special voting stock in Neuromed US:

Investment Funds affiliated with MPM Capital LLC, or MPM Capital, and James Richardson & Sons, Limited, participated in the note and warrant issuance as follows:

Name	Number of US Warrant Units Issuable(3)	Number of Canadian Warrant Units Issuable(3)	Principal Amount of Notes issued by Neuromed US	Principal Amount of Notes issued by Neuromed Canada
Investment Funds affiliated with MPM Capital(1)	604,560	—	$2,821,277	—
James Richardson & Sons, Limited(2)	—	321,429	—	$1,500,000

(1)	Includes 9,744 units exercisable and $45,470.52 principal amount of notes held by MPM Asset Management Investors 2003 BVIII, LLC, 33,837 units exercisable and $157,906.87 principal amount of notes held by MPM Bioventures III, L.P., 42,531 units exercisable and $198,476.84 principal amount of notes held by MPM Bioventures III GmbH & Co. Beteiligungs KG, 15,199 units exercisable and $70,926.90 principal amount of notes held by MPM Bioventures III Parallel Fund L.P., and 503,249 units exercisable and $2,348,495.87 principal amount of notes held by MPM Bioventures III-QP, L.P. Todd Foley is affiliated with MPM Capital, a director of Neuromed and is expected to serve as a director of CombinatoRx following the merger.
(2)	Hartley T. Richardson is the President and CEO of James Richardson & Sons, Limited, a director of Neuromed and is expected to serve as a director of CombinatoRx following the merger.
(3)	At such time as there are no exchangeable shares of Neuromed Canada outstanding, other than exchangeable shares held by Neuromed US or its affiliates, each warrant will be exercisable for one share of Series D-1 Preferred stock of Neuromed US, and not for a unit as described above.

Amendment of Notes and Conversion into Series F Preferred Stock

On June 30, 2009, Neuromed US and Neuromed Canada entered into an amendment to the Note and Warrant Purchase Agreement, pursuant to which the principal amount of the notes and accrued interest thereon automatically converted on August 10, 2009 into units of the capital of Neuromed US and Neuromed Canada as follows: the notes issued by Neuromed Canada converted into 6,520 units, each consisting of one Class F exchangeable share in the capital of Neuromed Canada, one share of Series F special voting stock in Neuromed US and 714 special voting shares of Neuromed Canada; and the notes issued by Neuromed US converted into 2,924 units, each consisting of one share of Series F redeemable preferred stock in Neuromed US and 714 special voting shares of Neuromed Canada.

As a result of the conversion of such notes, Investment Funds affiliated with MPM Capital and James Richardson & Sons, Limited received new shares of the capital stock of Neuromed US and Neuromed Canada as follows:

Name	Number of Shares of Neuromed US Series F Redeemable Preferred Stock	Number of Neuromed Canada Class F Exchangeable Shares	Number of Shares of Series F Special Voting Stock of Neuromed US	Number of Special Voting Shares of Neuromed Canada
Investment Funds affiliated with MPM Capital(1)	2,924	—	—	2,087,736
James Richardson & Sons, Limited(2)	—	1,556	1,556	1,110,984

(1)	Includes 47 shares held by MPM Asset Management Investors 2003 BVIII, LLC, 163 shares held by MPM Bioventures III, L.P., 205 shares held by MPM Bioventures III GmbH & Co. Beteiligungs KG, 73 shares held by MPM Bioventures III Parallel Fund L.P., and 2,436 shares held by MPM Bioventures III-QP, L.P. Todd Foley is affiliated with MPM Capital, a director of Neuromed and is expected to serve as a director of CombinatoRx following the merger.
(2)	Hartley T. Richardson is the President and CEO of James Richardson & Sons, Limited, a director of Neuromed and is expected to serve as a director of CombinatoRx following the merger.

Stockholders Agreement

Neuromed is currently a party to the Fourth Amended and Restated Shareholders’ Agreement dated as of October 30, 2003, by and among Neuromed and certain of its stockholders, as amended and restated as of June 30, 2004, February 28, 2006, May 7, 2007 and July 26, 2007 that provides for certain voting rights, rights of first refusal, preemptive rights and transfer restrictions. This agreement will terminate immediately prior to the consummation of the merger.

Agreements with Executive Officers and Directors

Neuromed has an employment agreement with Dr. Gallen, which provides for certain salary and bonus compensation. In addition, all of the options held by Dr. Gallen shall become immediately exercisable in full immediately prior to the merger. For more information regarding this agreement and these options, see “Management of CombinatoRx Before and After the Merger—Narrative Discussion of Summary Compensation Table—Neuromed Post-Merger Named Executive Officer—Employment Agreement.”

Transactions with Related Persons, Promoters and Certain Control Persons Continuing as a Director or Officer After the Merger

In addition to the transactions described in “—Certain Relationships and Related Transactions of CombinatoRx Prior to the Merger” and “—Certain Relationships and Related Transactions of Neuromed Prior to the Merger,” since January 1, 2006, CombinatoRx has engaged in the following transactions with persons who will be directors and/or officers after the merger and holders of more than five percent (5%) of the combined company’s voting securities after the merger that are affiliated with such officers or directors.

Research and License Agreement with Angiotech Pharmaceuticals, Inc.

Bill Hunter is the Chairman of the Board, President & Chief Executive Officer of Angiotech Pharmaceuticals, Inc., or Angiotech. Mr. Hunter will join the CombinatoRx board of directors after the merger. See “—Transactions with Related Persons, Promoters and Certain Control Persons of CombinatoRx Prior to the Merger—Research and License Agreement with Angiotech Pharmaceuticals, Inc.” for further information on CombinatoRx’s transactions with Angiotech.

Registration Rights

In connection with the merger, CombinatoRx entered into a registration rights agreement with BVF, Investment Funds affiliated with MPM Capital LLC, Working Opportunity Fund (EVCC) Ltd. and James Richardson & Sons, Limited. See the section entitled “Registration Rights Agreement” for further information.

Escrow Agreement

In connection with the merger, CombinatoRx entered into an escrow agreement under which the former Neuromed stockholders may receive additional shares of CombinatoRx common stock or surrender a portion of the shares issued as merger consideration. See the section entitled “Escrow Agreement” for further information.

Indemnification Agreements

CombinatoRx will enter into indemnification agreements with each of its new directors to give such directors additional contractual assurances regarding the scope of the indemnification set forth in CombinatoRx’s certificate of incorporation and bylaws and to provide additional procedural protections. CombinatoRx’s indemnification agreements with its current directors who will remain on the CombinatoRx board of directors after the merger will be modified to conform with the indemnification agreements being entered into with new directors.

COMBINATORX’S BUSINESS

Overview

CombinatoRx is a biopharmaceutical company in the field of synergistic combination pharmaceuticals. Going beyond traditional combinations, CombinatoRx uses its drug discovery technology to create product candidates with novel multi-target mechanisms of action striking at the biological complexities of human disease. CombinatoRx has been advancing a portfolio of four product candidates, SynaviveTM, CRx-401, CRx-191 and CRx-197, into or through clinical research and development, and CombinatoRx has a number of product candidates that have either completed Phase 2a clinical trials, such as CRx-170 or PrednisporinTM, or are in preclinical development, such as CombinatoRx’s B-cell malignancies program. This portfolio is almost entirely internally generated from CombinatoRx’s proprietary combination high throughput screening, or cHTS™ technology, which provides a renewable and previously untapped source of novel drug candidates that are both synergistic and selective toward the diseases they are being developed to treat. CombinatoRx’s portfolio of clinical product candidates targets multiple diseases including immuno-inflammatory diseases, metabolic disease, chronic pain, ophthalmic conditions and topical dermatoses. CombinatoRx also has a pipeline of preclinical product candidates in development for oncology, immuno-inflammatory diseases, neurodegenerative diseases and inherited diseases. Portions of this preclinical portfolio have been generated through collaboration agreements with pharmaceutical companies, foundations and government grants and may include product candidates to be discovered under CombinatoRx’s oncology research collaboration with Novartis.

CombinatoRx is developing CombinatoRx’s combination drug candidates in response to the understanding that many diseases affect the body through multiple biological pathways. Traditional drug discovery has focused on agents that target a single biological pathway. However, the activity of a therapeutic compound against a single pathway can be insufficiently effective because biological systems often compensate by using a secondary pathway. CombinatoRx believes that by targeting multiple pathways, CombinatoRx’s combination drug candidates may create synergistic therapeutic effects, which could result in improved treatments for many diseases.

CombinatoRx uses CombinatoRx’s cHTS technology to systematically screen pair-wise combinations from CombinatoRx’s library, which includes approximately 3,000 drugs approved in the United States, Europe and Japan, selected development-stage small molecules, mechanistic probes and biologics, in cell-based assays corresponding to diseases such as cancer, rheumatoid arthritis and diabetes. Using these cell-based assays, CombinatoRx’s cHTS technology screens the effects of millions of possible dose-specific combinations of existing and development-stage drugs and small molecules in each of CombinatoRx’s selected disease models. This process allows CombinatoRx to discover new biological pathways and mechanisms of action for these diseases, which CombinatoRx seeks to address through the development of multi-target combination pharmaceuticals.

CombinatoRx’s most advanced product candidate, Synavive, is a clinical stage example of CombinatoRx’s synergistic multi-target combination product candidates. Synavive is a novel dissociated glucocorticoid product candidate being developed to treat immuno-inflammatory disorders. Synavive combines the cardiovascular agent dipyridamole with a very low dose of the glucocorticoid prednisolone. Synavive works through a novel multi-target mechanism of action in which dipyridamole selectively amplifies prednisolone’s anti-inflammatory and immunomodulatory activities without an associated increase in its side effects. In Phase 2 proof-of-concept clinical trials, Synavive demonstrated a powerful anti-inflammatory effect and rapid onset of action in subjects with osteoarthritis and rheumatoid arthritis and was generally well tolerated. Synavive is being developed in a uniquely engineered commercial formulation for the treatment of osteoarthritis and rheumatoid arthritis.

In October 2008 CombinatoRx announced the results from a Phase 2 clinical trial of Synavive in 279 patients with knee osteoarthritis, the COMET-1 study. In the COMET-1 study, Synavive efficacy was evaluated in the intention-to-treat (ITT) population using last observation carried forward (LOCF) methodology, and with a pre-specified modified ITT (mITT) analysis that censored efficacy data for subjects who stopped taking their blinded study drug and commenced taking an additional, prohibited anti-inflammatory medication (e.g. NSAID, COX-2 inhibitor, or corticosteroid). The mITT analysis affected efficacy data from approximately 10% of subjects, principally prior to early study withdrawal. In the mITT analysis, high-dose Synavive (2.7 mg prednisolone/360 mg dipyridamole) provided statistically significant, clinically meaningful, treatment benefits as great as 19.5 mm compared to placebo and 8 mm compared to prednisolone, across a range of efficacy measures, including the WOMAC pain, stiffness and physical function subscales. These effects are comparable to current osteoarthritis therapies, including NSAIDs and COX-2 inhibitors, based on reviews of published data. In addition, in a pre-specified analysis, a beneficial effect of Synavive was observed for those subjects in the study who also experienced significant hand pain, a 45% reduction versus 23% observed with placebo, and 26% observed with prednisolone alone, thus corroborating activity observed in an earlier Phase 2a proof-of-concept clinical study of Synavive in subjects with hand osteoarthritis. In the COMET-1 study, Synavive was generally well tolerated, and no serious adverse events were reported relating to Synavive. The most commonly reported adverse event was headache. The rate of drop out from headache of 4% was evenly distributed across all active arms, including prednisolone. In addition, there was no evidence of increased hemoglobin A1c, fasting plasma glucose or triglycerides in the Synavive arms as compared to placebo. Of the 279 subjects enrolled, 191 (68%) completed the study. Primary reasons for discontinuation included adverse event (11%), subject request (8%) and disease progression/lack of efficacy (6%).

Subjects who completed the 14-week duration of the COMET-1 study were eligible to participate in an extension study designed to investigate the long-term safety and durability of response for Synavive. The COMET-1 extension study of Synavive completed dosing in June 2009.

An example of a multi-target combination product candidate from CombinatoRx’s preclinical product portfolio is a combination from CombinatoRx’s B-cell malignancy program. Using CombinatoRx’s cHTS technology, CombinatoRx discovered that selective agonists of beta-2 adrenergic receptors, or BARs, synergize with existing and emerging drugs to treat multiple myeloma, and certain other B-cell malignancies. The synergies are observed with the standard of care drugs, dexamethasone, Revlimid® (lenalinomide), Velcade® (bortezomib), doxorubicin and melphalan, and emerging drugs, such as HDAC and HSP90 inhibitors. The BAR agonist synergies are also active in 3-way and 4-way drug cocktails, consistent with emerging trends in therapy for multiple myeloma and other cancers. The BAR agonist synergy causes a rapid induction of apoptosis, or programmed cell death, and is enhanced in certain in vitro models that mimic the tumor micro-environment. This is a rare beneficial property, as most standard of care drugs are rendered less effective under tumor micro-environment conditions. The BAR agonist synergies have been shown to be active in vivo in multiple rodent xenograft models and in ex vivo assays using human patient tumor cells. In addition, approved BAR agonists, such as albuterol and salmeterol, which are approved for the treatment of asthma, have been safely used by millions of people since approval and can be expected to exhibit more favorable safety profiles than typical anti-cancer agents. The BAR agonist synergy is selective, in that induction of cell death is observed only in the cancerous myeloma cells and not in normal human primary cells.

In addition to Synavive, CombinatoRx has been advancing three other product candidates, CRx-401, CRx-191 and CRx-197 through clinical research and development. CRx-401 is a synergistic combination drug candidate containing sustained-release bezafibrate, an anti-dyslipidemia agent approved outside the United States, and a low dose of diflunisal, a widely available analgesic. CRx-401 is thought to have a novel mechanism of action that reduces hyperglycemia and improves HDL and triglyceride levels without promoting weight gain. CRx-401 was evaluated in a 117 subject Phase 2a clinical trial for its anti-diabetic activity in subjects with Type 2 diabetes as an add-on to metformin therapy. The Phase 2a clinical trial of CRx-401 started in 2007 and was completed in March 2009. In May 2009, CombinatoRx reported results from this Phase 2a clinical trial of CRx-401 demonstrating that CRx-401 performed statistically significantly better than bezafibrate on the primary efficacy endpoint of change in fasting plasma glucose. CombinatoRx’s product candidate, CRx-191, is a topical synergistic combination drug candidate thought to have a novel multi-target mechanism that inhibits TNF-á and interferon-gamma, key cell mediators of inflammation. CRx-191 contains the mid-potency glucocorticoid, mometasone, and a low dose of the tricyclic anti-depressant, nortriptyline, co-formulated as a topical cream for the treatment of psoriasis and other glucocorticoid-responsive dermatoses. CombinatoRx conducted a healthy volunteer safety study of CRx-191 during 2007 and conducted a Phase 2a clinical trial of CRx-191 in subjects with psoriasis during the first half of 2008. CombinatoRx’s product candidate, CRx-197, is a selective cytokine modulator containing low concentrations of the antihistamine, loratadine, and the tricyclic anti-depressant, nortriptyline, neither of which is approved for the treatment of topical dermatoses. This combination has been co-formulated as a topical cream for the treatment of atopic dermatitis and other inflammatory dermatoses. CombinatoRx conducted a healthy volunteer safety study for CRx-197 in 2008 and conducted a Phase 2a clinical trial of CRx-197 in subjects with plaque psoriasis at the beginning of 2009. An additional clinical product candidate in CombinatoRx’s portfolio, CRx-170, has completed a Phase 2a clinical trial and may be advanced into further clinical trials. CRx-170, is an oral synergistic combination drug candidate containing low doses of the glucocorticoid, prednisolone, and the tricyclic anti-depressant, nortriptyline, that CombinatoRx has been evaluating for the potential treatment of chronic pain conditions.

CombinatoRx is developing proprietary formulations for CombinatoRx’s Synavive, CRx-401 and CRx-170 product candidates in connection with potential further Phase 2 clinical development. CombinatoRx has also developed topical formulations of CombinatoRx’s product candidates, CRx-191 and CRx-197, for use in proof-of-concept clinical trials. For proof-of-concept clinical trials of CombinatoRx’s most advanced product candidates, CombinatoRx has typically used a controlled regimen of commercially available dosages of the active pharmaceutical ingredients of CombinatoRx’s product candidate designed to simulate CombinatoRx’s expected commercial formulation. CombinatoRx plans to develop and commercialize CombinatoRx’s product candidates using formulations whose pharmacology, dosage strength and route of delivery are determined on the basis of the observed activity of their active pharmaceutical ingredients when administered in combination.

CombinatoRx’s Strategy

CombinatoRx is focused on discovering, developing, and outlicensing novel therapeutics with multi-target mechanisms of action that are built from combinations of drugs that utilize novel biology to treat a number of conditions including immuno-inflammatory diseases, cancer, metabolic diseases, inherited diseases and other diseases. The key elements of CombinatoRx’s strategy are to:

•

Continue to deploy CombinatoRx’s technology and approach to drug discovery in the field of combination drugs. CombinatoRx plans to continue to use CombinatoRx’s proprietary drug discovery technology and approach to identify additional new combination drug candidates with multi-target mechanisms by:

•	applying CombinatoRx’s drug discovery technology to new disease indications, such as various cancers, inherited diseases and other diseases.

•

screening combinations of approved drugs, development-stage compounds and molecular probes that CombinatoRx believes target specific biological pathways that may play an important role in one or more major diseases and using these insights to develop novel therapeutics.

•

using medicinal chemistry to find mechanistic and structural analogs of the components of CombinatoRx’s combination drug candidates that can be developed as new chemical entities, either as combination drugs used adjunctively with their synergistic partners or on their own. These new chemical entities may be first generation product candidates or second or third generation product candidates that extend the life cycle of the original combination drug.

•

capitalizing on CombinatoRx’s combination drug discovery and development capabilities in an effort to discover or obtain additional product candidates. CombinatoRx seeks to accomplish this by entering into selected discovery research or development collaborations, such as CombinatoRx’s collaboration agreements with Novartis, Angiotech, Fovea and Charley’s Fund and the Nash Avery Foundation or through in-licensing or other arrangements.

•

Selectively and cost-effectively advance selected product candidates into clinical development. In order to preserve capital resources, CombinatoRx plans to selectively and cost-effectively advance select product candidates into clinical trials, based on preclinical results and the results of prior proof-of-concept clinical trials and CombinatoRx’s assessment of their market potential.

•

Develop and commercialize CombinatoRx’s product candidates through collaborations with pharmaceutical and biotechnology companies. CombinatoRx plans to determine after proof-of-concept clinical trials which product candidates CombinatoRx will retain for internal development and which product candidates CombinatoRx will seek to develop and commercialize with others. CombinatoRx expects to seek development and commercialization partners for CombinatoRx’s product candidates to obtain access to additional development, commercial or financial resources.

Clinical Status of CombinatoRx’s Product Candidates

The following table summarizes the clinical status of CombinatoRx’s principal clinical programs. CombinatoRx’s clinical trials are conducted and planned to be conducted both in the United States and outside of the United States. Clinical trials conducted in the United States are subject to an investigational new drug application, or IND, with the FDA, and those conducted outside the United States are subject to a clinical trial application, or CTA, with the appropriate regulator:

Product Candidate	Product Description (Components)	Clinical Status
Immuno-Inflammatory
Synavive	Dissociated glucocorticoid (prednisolone, dipyridamole)	Phase 2 complete in rheumatoid arthritis, knee osteoarthritis, hand osteoarthritis and biomarker study

Metabolic
CRx-401	Anti-diabetic agent (bezafibrate, diflunisal)	Phase 2a complete in Type 2 diabetes

Topical Dermatology
CRx-191	Topical dissociated glucocorticoid (mometasone, nortriptyline)	Phase 2a complete in psoriasis

CRx-197	Topical selective cytokine modulator (loratadine, nortriptyline)	Phase 2a complete in psoriasis

Chronic Pain
CRx-170	Novel dual-action analgesic (prednisolone, nortriptyline)	Phase 2a complete in asthma*

Ophthalmic
Prednisporin™ (FOV1101)	Topical ocular dissociated steroid (prednisolone acetate, cyclosporine A)	Phase 2a complete in allergic conjunctivitis—Exclusively licensed to Fovea Pharmaceuticals SA

*	Clinical trial conducted using the glucocorticoid, budesonide, instead of prednisolone.

CombinatoRx’s Product Candidates

All of CombinatoRx’s product candidates are focused on diseases with continuing medical need and potentially large commercial markets. CombinatoRx’s principal drug development programs are in the areas of immuno-inflammatory disease, metabolic disease, topical dermatology, chronic pain, ophthalmic diseases, oncology and neurodegenerative diseases.

CombinatoRx’s Immuno-Inflammatory Product Candidates

CombinatoRx currently has one clinical stage product candidate, Synavive, targeting immuno-inflammatory diseases and multiple additional preclinical product candidates. Immuno-inflammatory diseases include rheumatoid arthritis, osteoarthritis, inflammatory bowel disease, asthma, lupus, polymyalgia rheumatica, fibromyalgia and multiple sclerosis.

Rheumatoid Arthritis Background. Rheumatoid arthritis is a chronic disease, mainly characterized by inflammation of the lining, or synovium, of the joints. According to the Arthritis Foundation, rheumatoid arthritis affects approximately one percent of the United States population, or approximately 2.1 million Americans. Rheumatoid arthritis can lead to long-term joint damage, resulting in chronic pain, loss of function and disability. Because it is a chronic disease, rheumatoid arthritis continues indefinitely, and frequent flares in disease activity can occur. Rheumatoid arthritis is also a systemic disease, which means it can affect other organs in the body. Studies have shown that early aggressive treatment of rheumatoid arthritis can limit joint damage, which in turn limits loss of movement, increases ability to work, reduces medical costs and delays or prevents the need for surgery.

Osteoarthritis Background. Osteoarthritis is one of the most common degenerative joint diseases and a frequent cause of physical disability among older adults. In the United States more than 21 million people suffer from osteoarthritis. Osteoarthritis affects the hands, lower back, neck, and weight-bearing joints such as the knees, hips, and feet. Symptoms of osteoarthritis range from stiffness and intermittent mild pain to severe joint pain and impaired biomechanical function. Although there is no cure for most forms of osteoarthritis, various therapies can help patients manage symptoms such as non-steroidal anti-inflammatory drugs (NSAIDS), COX-2 inhibitors, local analgesics, opioids, intra-articular corticosteroid injection and surgery.

Synavive—A Dissociated Glucocorticoid

Background. With Synavive, CombinatoRx is seeking to create a dissociated glucocorticoid that selectively amplifies the potent anti-inflammatory activity of prednisolone, without the associated increase in side effects. Steroids of the glucocorticoid class are prescribed for the treatment of many chronic immuno-inflammatory diseases such as rheumatoid arthritis. The utility of these drugs, however, is limited by their substantial, dose-dependent adverse side effects.

Synavive. Synavive is CombinatoRx’s novel dissociated glucocorticoid product candidate designed to enhance the anti-inflammatory benefits of glucocorticoids, without associated side effects. Synavive contains the cardiovascular agent, dipyridamole, and a very low dose of the glucocorticoid, prednisolone, and is being developed in a uniquely engineered formulation. In proof-of-concept clinical trials, Synavive demonstrated a powerful anti-inflammatory effect and rapid onset of action in subjects with hand osteoarthritis and rheumatoid arthritis and was generally well-tolerated. Synavive has completed a Phase 2 clinical trial in subjects with knee osteoarthritis.

CombinatoRx believes Synavive works through a novel multi-target mechanism of action in which dipyridamole selectively amplifies prednisolone’s anti-inflammatory activities without increases in adverse effects typically associated with higher doses of glucocorticoids. The synergistic interaction between prednisolone and dipyridamole is dependent on the specific molecular context of immune cell signaling networks, and this multi-target mechanism is not active in other cellular networks that mediate the typical adverse effects of glucocorticoids. For example, dipyridamole was found not to amplify the prednisolone-induced expression of tyrosine aminotransferase (TAT) in hepatocytes, cells that mediate the hyperglycemic effect of chronic treatment with glucocorticoids. Similarly, dipyridamole did not amplify prednisolone effects in corticotrophs, cells that mediate the HPA axis suppression of high-dose glucocorticoid treatment. The anti-inflammatory activity of glucocorticoids, including prednisolone, is achieved through a diverse set of molecular effects including inhibition of transcription factors such as activator protein 1 (AP-1) and nuclear factor-kappa B

(NFkB), which normally promote the synthesis of pro-inflammatory factors. Additionally, glucocorticoids are known to induce the expression of a number of anti-inflammatory proteins including glucocorticoid-induced leucine zipper (GILZ or TSC22D3) and mitogen activated protein kinase phosphatase-1 (MKP-1 or DUSP-1). For Synavive, the prednisolone-induced expression of these anti-inflammatory targets is synergistically enhanced by the actions of dipyridamole leading to suppression of inflammatory signaling pathways in immune cells. CombinatoRx also believes that additional cellular mechanisms contribute to the selective immunomodulatory activity of Synavive, and these mechanisms are under investigation. The multi-target mechanism of Synavive synergistically inhibits secretion of key inflammatory mediators in vitro, including tumor necrosis factor alpha (TNFá), interleukin-6 (IL-6), regulated upon activation, normal T-cell expressed and secreted (RANTES) protein (or CCL5), and matrix-metalloproteinase-9 (MMP-9), all of which are key effectors underlying osteoarthritis and rheumatoid arthritis pathology. The multi-target mechanism of Synavive may create an enhanced therapeutic window through selective amplification by dipyridamole of prednisolone’s anti-inflammatory activity in immune cells without modulating alternative cell networks that mediate adverse effects traditionally associated with glucocorticoid treatment.

Knee Osteoarthritis Clinical Results. CombinatoRx studied Synavive in a multi-center, randomized, double-blind, placebo-controlled Phase 2 clinical trial of 279 subjects with knee osteoarthritis, the COMET-1 study. The COMET-1 study was a standard flare design where subjects with active disease needed to demonstrate an increase in knee pain as determined by the WOMAC question #1 (related to pain while walking on a flat surface) upon withdrawal of their NSAID/COXIB therapy to be eligible. In the study, subjects were randomized to three different doses of Synavive (2.7mg prednisolone and 360mg, 180mg or 90mg of dipyridamole), 2.7mg of prednisolone alone or placebo. Subjects were dosed for a total of 14 weeks (98 days) including an initial two-week dipyridamole titration phase. The primary endpoint of this study, to assess the efficacy of Synavive compared to placebo, was the change in WOMAC question #1 calculated from baseline to day 98. Secondary and ancillary endpoints included the full WOMAC pain, stiffness, physical function sub-scales and patient global assessment scores and hand pain. Subjects who completed the 14-week core study were eligible to participate in a one-year, open-label extension study designed to investigate the long-term safety and durability of response for Synavive. The open-label extension study of Synavive completed dosing during June 2009.

The COMET-1 study was completed in September 2008, and the preliminary analysis of the primary and certain secondary endpoints from the trial were disclosed on October 6, 2008. While there was a numerical trend in favor of Synavive and an observed dose-response relationship, Synavive did not demonstrate a statistically significant increased response compared to placebo for WOMAC question #1 measuring pain while walking on a flat surface, the primary endpoint, nor when compared to prednisolone alone, both analyzing the intent-to-treat (ITT) population from the study. CombinatoRx also conducted pre-specified analyses of the data from the COMET-1 study using a modified ITT (mITT) analysis, which accounts for subjects who commenced use of a prohibited medication (such as an NSAID or COX-2 inhibitor) prior to their end-of-study visit. For the mITT analysis, the last observation prior to this protocol violation was carried forward for all efficacy measures. In the mITT analysis, the trends favoring Synavive over placebo were enhanced for WOMAC question #1, and were statistically significant for high-dose Synavive (2.7 mg prednisolone/360 mg dipyridamole) compared to placebo in the more comprehensive assessments of improvement as measured by the WOMAC pain, stiffness, and physical function subscales. These effects are comparable to current osteoarthritis therapies, including NSAIDs and COX-2 inhibitors, based on reviews of published data. In addition, in a pre-specified analysis, a beneficial effect of Synavive was observed for those subjects in the study who also experienced significant hand pain, a 45% reduction versus 23% observed with placebo, and 26% observed with prednisolone alone, thus corroborating activity observed in an earlier Phase 2a proof-of-concept clinical study of Synavive in subjects with hand osteoarthritis.

In the COMET-1 study, Synavive was generally well tolerated, and no serious adverse events were reported relating to Synavive. The most commonly reported adverse event was headache. The rate of drop out from headache of 4% was evenly distributed across all active arms, including prednisolone. In addition, there was no evidence of increased hemoglobin A1c, fasting plasma glucose or triglycerides in the Synavive arms as compared to placebo. Mean systolic blood pressure at the end of 14 weeks of treatment was unchanged in the prednisolone alone arm (a known side effect of glucocorticoids), while the high-dose Synavive combination slightly reduced this measure of blood pressure. Of the 279 subjects enrolled, 191 (68%) completed the study. Primary reasons for discontinuation included adverse event (11%), subject request (8%) and disease progression/lack of efficacy (6%). A total of 141 subjects who completed the 14-week duration of the COMET-1 study enrolled in an extension study designed to investigate the long-term safety and durability of response for Synavive. The COMET-1 extension study of Synavive completed dosing in June 2009 and no serious adverse events related to Synavive have been reported for subjects in the COMET-1 extension study.

Hand Osteoarthritis Clinical Results. Prior to initiating the COMET-1 Phase 2 clinical trial of Synavive in knee osteoarthritis, CombinatoRx studied Synavive in a randomized, blinded, placebo-controlled Phase 2a clinical trial in 83 subjects with moderate to severe osteoarthritis of the hand. The study met its primary endpoint of improvement in joint pain using the Australian Canadian Osteoarthritis, or AUSCAN, index. The AUSCAN Osteoarthritis Index is a composite patient-reported outcome tool developed specifically for hand osteoarthritis, similar to the Western Ontario and McMaster University Osteoarthritis, or WOMAC, index which is used for knee and hip osteoarthritis. Analysis of the primary endpoint shows mean change from baseline in the Synavive group of a 31% improvement in pain, compared to mean change from baseline in the placebo group of a 7% improvement in pain (p=0.007). Synavive demonstrated improvements in clinical secondary endpoints including stiffness, the AUSCAN physical function subscale, joint pain and patient global assessment scores.

Clinical Measure	Synavive Mean Improvement	Placebo Mean Improvement	Synavive P Value		Synavive Mean Baseline	Synavive Improvement from Baseline***
Pain*	102.4 mm	31 mm	0.006	**	309.3 mm	33%
Stiffness	20.3 mm	8.3 mm	0.023	**	62.9 mm	32%
Physical Function	115.8 mm	53.1 mm	0.081		584.2 mm	20%
Joint Pain	23.5 mm	6.3 mm	0.002	**	59.8 mm	39%
Patient Global	23.4 mm	4.6 mm	<0.001	**	61.5 mm	38%

Notes:

*	Primary endpoint
**	Statistically significant
***	Calculation (mean improvement/mean baseline x 100)

Subjects enrolled in the clinical trial had moderate to severe hand osteoarthritis as determined by American College of Rheumatology criteria and a score on the pain dimension of the AUSCAN scale above a pre-specified minimum. Synavive was generally well tolerated, and there were no serious adverse events reported from subjects taking Synavive. The most common adverse events observed with Synavive were headache and nausea, known side effects of dipyridamole.

Rheumatoid Arthritis Clinical Results. CombinatoRx studied Synavive in a multi-center randomized, blinded, placebo-controlled Phase 2a clinical trial of 59 subjects with rheumatoid arthritis. Subjects were enrolled in this study with established rheumatoid arthritis and moderate disease activity as determined by DAS28 scores of greater than 4.5 and CRP levels of greater than 2.2 mg/L. Subjects were required to be on a disease-modifying anti-rheumatic drug, or DMARD (such as methotrexate or sulfasalazine) for at least three months and on a stable dose of DMARD therapy for a minimum of 28 days prior to enrollment. Synavive was dosed in this trial using 3 mg of prednisolone plus 200 mg dipyridamole for the first week of treatment and 3 mg prednisolone plus 400 mg of dipyridamole for the following five weeks of treatment. The clinical trial compared Synavive plus a DMARD to placebo plus DMARD in subjects with rheumatoid arthritis.

In this trial, Synavive demonstrated a statistically significant improvement on the primary endpoint of reduction of the inflammatory biomarker C-reactive protein, or CRP, with a 50% median reduction from baseline to day 42 compared to a 19% reduction with control (p=0.024). Importantly, Synavive demonstrated statistically significant improvements in two clinically meaningful measures of efficacy, ACR20 and DAS28. In this study Synavive demonstrated a statistically significant 63% ACR-20 response at day 42 compared to a 30% response with placebo (p=0.025) and a statistically significant DAS28 score, with a -1.6 mean change from baseline to day 42 compared to -0.7 with control (p=0.016). ACR-20 is a standard measure developed by the American College of Rheumatology to rate rheumatoid arthritis disease improvement and DAS-28, a composite disease activity score using 28 joint counts that is used to monitor disease activity in rheumatoid arthritis patients. Patients are classified as ACR20 responders if they demonstrate at least a 20% improvement from baseline in tender and swollen joint count and at least 3 of 5 other symptom-related criteria. Data provided for the rheumatoid arthritis trial of Synavive are for the per protocol population; statistical significance remained consistent in the intent-to-treat population. In this rheumatoid arthritis trial, Synavive was generally well tolerated, and there were no serious adverse events reported for subjects treated with Synavive. The most common adverse events observed with Synavive that occurred with a frequency of greater than 5% were headache, gastro-intestinal symptoms and dizziness, known side effects of dipyridamole.

CombinatoRx’s Metabolic Disease Product Candidate

Diabetes Background. Since 2001, the incidence of Type 2 diabetes in the United States has increased by 54%. Type 2 diabetes is characterized by a deregulation in the secretion of insulin or a decreased response of peripheral tissues to insulin, known as insulin resistance. While the cause of Type 2 diabetes remains unclear, epidemiologic studies suggest that this form of diabetes results from a collection of multiple genetic defects or polymorphisms, each contributing its own predisposing risks which are modified by environmental factors, including excess weight, poor diet, inactivity and excess alcohol consumption. Type 2 diabetic patients often have a characteristic lipid profile involving elevated triglycerides, low HDL levels and small particle size LDL with relatively normal overall LDL levels. Returning patients’ blood glucose levels to near normal levels is the recognized goal for the treatment of diabetes. Multiple third-party clinical trials have demonstrated clinical outcome benefits from maintaining control of a patient’s glycemic parameters. However, achieving and maintaining control of plasma glucose levels can be difficult in Type 2 diabetes. An estimated 63% of diagnosed Type 2 diabetics have not achieved an HbA1c level below the 7% level that the American Diabetes Association (ADA) recognizes as diabetic. This is the case even though an estimated 75% of Type 2 diabetics take multiple therapeutics in order to try to achieve their glycemic goals. Numerous drug therapies exist for the treatment of diabetes, such as insulin, metformin, sulfonylureas, thiazolidinediones, or TZDs, and GLP-1 agonists. Unfortunately, many of these approved therapies are sub-optimal from an efficacy, cost, or risk-benefit perspective, especially with the increased focus by regulators on cardiovascular risks.

CRx-401. CRx-401 is a novel oral anti-diabetic in development to treat Type 2 diabetes. CRx-401 is a synergistic combination drug candidate containing sustained-release bezafibrate, an anti-dyslipidemia agent, approved outside the United States, and a low dose of diflunisal, a widely available salicylate, or analgesic. In addition to in vitro and in vivo data supporting the CRx-401 combination, the combination of bezafibrate and diflunisal is reinforced by literature reports in the past two years supporting single agent activity of both bezafibrate and the salicylate class as anti-diabetics. The 6,000 subject prospective J-Benefit study in Japan established bezafibrate as having a notable anti-diabetic effect on its own. Similarly, a 20-subject study conducted at the Joslin Diabetes Center with another salicylate, salsalate, indicated that it has sufficient anti-diabetic effects to warrant the conduct of an ongoing 800-subject confirmatory clinical trial of salsalate. CombinatoRx believes CRx-401 has an attractive profile in which the novel synergy between the agents may enhance the anti-diabetic effects of each component, bezafibrate and diflunisal. This is made more attractive by the established cardio-protective effects of bezafibrate, which include triglyceride lowering, HDL elevation, modest LDL lowering, and established long-term cardiac outcome benefits.

Clinical Status. CombinatoRx studied CRx-401 in a 90-day, randomized, placebo-controlled, Phase 2a clinical trial in subjects with Type 2 diabetes. The clinical trial was conducted in Canada and enrolled 117 subjects comparing CRx-401 to bezafibrate, in both cases added to background metformin therapy. CRx-401 was statistically significantly better than bezafibrate on the primary efficacy endpoint of change in levels of fasting plasma glucose. Although not statistically significant, CRx-401 was also better than bezafibrate on secondary endpoints relevant to Type 2 diabetes, including changes in HbA1c levels (a measure of glycosylated hemoglobin in the blood that is elevated in Type 2 diabetics), reduction in c-reactive protein, triglycerides, high density lipoprotein cholesterol (HDL) and insulin resistance using the HOMA-IR score. In addition, 92 subjects from the clinical trial were enrolled in a genetic substudy, where genetic tests have been administered to determine whether subjects with certain gene mutations, believed to be relevant to Type 2 diabetes will have an observed difference of response to CRx-401 or bezafibrate. The analysis of the full results from this study, including the secondary endpoints and the information from the genetic substudy will enhance CombinatoRx’s understanding of the biologic effects of CRx-401 and will serve as the basis for determining the development path for CRx-401 in Type 2 diabetes or other metabolic diseases.

CombinatoRx’s Topical Dermatology Product Candidates

CombinatoRx currently has two product candidates, CRx-191 and CRx-197, that CombinatoRx has advanced through clinical trials for the topical treatment of inflammatory dermatoses.

Psoriasis Background. Psoriasis is a chronic inflammatory skin disease affecting between 6.0 million and 7.5 million people in the United States characterized by skin thickening, redness and scaling. Topical drugs, such as glucocorticoids, Vitamin D3, Vitamin A derivatives and anthralin are usually the first line treatment for psoriasis. Dermatologists favor the use of local topical delivery in all but the most severe cases of psoriasis to limit systemic exposure and avoid potential systemic side effects. Glucocorticoids are the most commonly prescribed class of topical treatment used in psoriasis. Existing topical glucocorticoids are available in a wide range of potencies. Currently available high-potency topical glucocorticoids are associated with local skin toxicities, including thinning, following only short periods of exposure, and irreversible skin atrophy after longer treatment periods. A topical selective glucocorticoid amplifier that enhances potency without enhancing side effects may provide a significantly improved treatment option for psoriasis patients.

CRx-191. CRx-191 is a topical synergistic combination drug candidate with a novel multi-target mechanism that inhibits TNF-á and interferon-gamma, key cell mediators of dermal inflammation. CRx-191 contains a mid-potency glucocorticoid, mometasone, and a very low dose of the tricyclic anti-depressant, nortriptyline. CRx-191 is thought to work through a novel mechanism of action in which nortriptyline amplifies mometasone’s anti-inflammatory activities without enhancing side effects, to provide the efficacy of a high-potency topical glucocorticoid with a mid-potency glucocorticoid safety profile. CombinatoRx has developed a novel topical cream formulation of CRx-191 which provides the first topical formulation of nortriptyline. CombinatoRx has demonstrated that the CRx-191 class of combinations of tricyclic anti-depressants and glucocorticoids are effective in multiple experimental and preclinical models of inflammation. CRx-191 is being developed for psoriasis and other glucocorticoid responsive dermatoses.

Clinical Status and Results. CombinatoRx investigated CRx-191 in a 12-day, randomized, placebo-controlled, Phase 2a clinical trial in plaque psoriasis, conducted in Germany. The clinical trial was a study of 21 subjects, with endpoints of psoriatic infiltrate dermal band thickness, as measured by high-frequency ultrasound, erythema (redness) as measured by chromametry, a clinical skin condition score, and the measurement of inflammatory biomarkers. In this trial, each of the subjects had one psoriatic plaque treated with two different concentrations of CRx-191, two different concentrations of nortriptyline, one concentration of mometasone and a placebo cream, resulting in the potential to evaluate the effects of all six preparations in each subject. As a result, the clinical trial was designed to characterize the activity of CRx-191 in psoriasis compared to placebo, as well as the activity of each of its components.

In this clinical trial, the high-strength CRx-191 demonstrated an 81% reduction in psoriatic infiltrate from baseline to day 12, compared to 11% for placebo. This reduction demonstrated with CRx-191 was statistically significant (p <0.0001). Similarly, CRx-191 demonstrated a 58% reduction in erythema (redness) from baseline to day 12, compared to 6% with placebo. This effect was also statistically significant (p <0.0001). In clinical assessments of skin condition, CRx-191 demonstrated clinically significant improvements from baseline to day 12 in 100% of all test fields, as compared to 0% for placebo. The high and low doses of CRx-191 performed similarly, although CRx-191 high dose was numerically superior to low dose on most measures. CRx-191 was also compared to its individual components on multiple measures such as psoriatic infiltrate thickness, erythema and clinical skin condition and produced greater improvements than mometasone and nortriptyline alone. Although this trial was not powered to achieve statistical significance in comparison to its components, CRx-191 was superior in all aspects. The mean reduction in erythema for CRx-191 compared to mometasone was statistically significant (p=0.017) and numerically greater on infiltrate thickness reduction and clinical skin assessment scores. CRx-191 induced statistically significant reductions compared with nortriptyline on infiltrate thickness (p <0.0001) and erythema (p <0.0001) and improved clinical skin assessment scores compared with nortriptyline. In the study, CRx-191 was well tolerated and, there were no adverse events reported for any subjects treated in this trial.

CombinatoRx also studied CRx-191 in a 28-day randomized, placebo-controlled tolerability study in 20 healthy volunteers to evaluate the potential of CRx-191 to induce skin thinning, a key side effect of many potent glucocorticoids. This study was single-center study, conducted in Germany with safety endpoints of skin thickness, as determined by ultrasound, and visual assessments of adverse reactions, such as irritation, dilated blood vessels and clinical atrophy. In this study, each of the 20 subjects was topically administered two different concentrations of CRx-191, one concentration of commercially-available clobetasol (a high potency topical glucocorticoid) as a positive control, one concentration of nortriptyline, one concentration of mometasone and a placebo cream. The conclusion of this study was that CRx-191 was generally safe and well tolerated and that the CRx-191 combination of mometasone and nortriptyline did not induce skin thinning greater than that induced by mometasone alone.

Atopic Dermatitis Background. Atopic dermatitis is a chronic inflammatory skin disease affecting approximately 15 million people in the United States. Atopic dermatitis is treated primarily with topical glucocorticoids but their use is limited by glucocorticoid-associated side effects. As an alternative to glucocorticoids, the approved topical immunomodulatory calcineurin inhibitors represent an effective treatment option. However, the use of topical calcineurin inhibitors has been diminished as a result of a 2005 FDA health advisory and black box warning on two approved products, Elidel and Protopic. As a result, CombinatoRx believes significant medical need and commercial opportunity exists for topical immunomodulatory agents with novel mechanisms of action.

CRx-197. CRx-197 is a novel topical anti-inflammatory product candidate that CombinatoRx entered into clinical development in 2008 as a topical cream for the treatment of psoriasis, atopic dermatitis and other inflammatory dermatoses. CRx-197 is a selective cytokine modulator containing low concentrations of the antihistamine loratadine, and the anti-depressant nortriptyline, neither of which is indicated for the treatment of atopic dermatitis on its own, but which have been shown to act synergistically in preclinical models of inflammation. CombinatoRx developed a topical formulation of CRx-197 for use in CombinatoRx’s proof-of-concept clinical trials, initially in psoriasis and potentially in atopic dermatitis.

Clinical Status and Results. CombinatoRx investigated CRx-197 in a 28-day, randomized, placebo-controlled, Phase 2a clinical trial in plaque psoriasis, conducted in Germany. The clinical trial was a study of 19 subjects, with efficacy endpoints of psoriatic infiltrate dermal band thickness, as measured by high-frequency ultrasound, erythema (redness) as measured by chromametry and a clinical skin condition score, or modified PASI, as well as safety assessments, including pruritus (itching). Subjects also had a two-week follow-up visit. In this trial, each of the subjects had one psoriatic plaque treated with two different concentrations of CRx-197, one concentrations of nortriptyline, calcipotriol, a derivative of vitamin D, as an active control and a placebo cream, resulting in the potential to evaluate the effect of all five preparations on the same subject. As a result, the clinical trial was designed to characterize the activity of CRx-197 in psoriasis as compared to the activity of placebo, an active control and one of its components, nortriptyline.

On the modified PASI clinical assessment of skin condition (combined erythema and skin thickness score), the placebo cream was indistinguishable between calcipotriol, both strengths of CRx-197, nortriptyline and placebo. In the study, CRx-197 was well tolerated as it did not induce significant itching and, there were no serious adverse events reported for any subjects treated in this trial. Following the results of this study, CombinatoRx is considering whether to advance CRx-197 into a Phase 2a proof-of-concept clinical trial in subjects with atopic dermatitis.

CombinatoRx also studied CRx-197 in a 28-day randomized, placebo-controlled tolerability study in 20 healthy volunteers to evaluate the safety of CRx-197. This study was single-center study, conducted in Germany with safety endpoints of visual reduction in full skin thickness as measured by ultrasound and assessments of adverse reactions, such as erythema, itching, dilated blood vessels and clinical atrophy. In this study, each of the 20 subjects was topically administered two different concentrations of CRx-197, one concentration of commercially available calcipotriol as a positive control, one concentration of nortriptyline and a placebo cream. The conclusion of this study was that CRx-197 was generally safe and well tolerated.

CombinatoRx’s Chronic Pain Product Candidate

CRx-170. CRx-170 is an oral synergistic combination drug candidate containing low doses of the glucocorticoid, prednisolone, and the tricyclic anti-depressant, nortriptyline. CombinatoRx has been evaluating CRx-170 for the potential treatment of chronic pain conditions as well as other indications. The potential development of CRx-170 in the area of chronic pain is supported by preclinical data that suggests, when administered together in CRx-170, the analgesic activity of nortriptyline and the anti-inflammatory activity of the low-dose prednisolone selectively synergize to allow lower dosing of the components to reduce dose-dependent side effects and to create a broader therapeutic window. CRx-170 has been formulated for night-time administration that allows immediate release of nortriptyline and a delayed release of prednisolone in the early hours of the morning to coincide with the body’s natural circadian rhythms. CombinatoRx believes this release profile may provide the clinically-relevant benefit of substantial reduction in morning pain and stiffness, a significant benefit to individuals experiencing chronic pain. CRx-170 may be useful across a spectrum of inflammatory and neuropathic pain conditions, and the activity of its components suggest it may be well suited for pain of mixed etiology. The synergy of tricyclic antidepressants and glucocorticoids such as CRx-170 observed in vitro has been repeated in multiple animal models, including in acute LPS induced endotoxemia, adjuvant-induced arthritis, ovalbumin challenge asthma, and across multiple standard pain models (carageenean, formalin, acetic acid). In addition, CombinatoRx believes that the completion of the COMET-1 study for CombinatoRx’s product candidate Synavive and the successful completion of the 1-year open-label safety extension of the COMET-1 study may reduce the safety and regulatory risks of CRx-170. This is because the 2.7 mg dose of prednisolone contained in Synavive for these studies is the same dose that is used in CRx-170, and favorable safety data from the 3-month COMET-1 study, and potentially from the 1-year safety extension study, may reduce the perceived risks of chronic use of this very low dose of prednisolone.

Clinical Results. CombinatoRx investigated another version of CRx-170 that contained the glucocorticoid, budesonide, in a Phase 2a clinical trial in the United Kingdom in 17 asthma subjects. In the asthma clinical trial, CRx-170 provided benefit on important clinical measures such as FEV1 (forced expiratory volume in 1 second), FVC (forced vital capacity) and PEF (peak expiratory flow) and demonstrated activity on immunomodulatory markers. As measured by FEV1, the standard clinical measure of breathing capacity in asthma and chronic obstructive pulmonary disease (COPD), the CRx-170 combination containing budesonide, after one week of treatment, demonstrated a statistically significant mean percentage improvement (increase) in FEV1 from the treatment baseline of the study of approximately 6% (p=0.045). Neither low-dose nortriptyline nor low-dose budesonide as single agents showed significant improvement in FEV1 from the separate study baseline used to evaluate the single agents (approximately 2% decrease for low-dose nortriptyline, p=0.466; approximately 5% decrease for low dose budesonide, p=0.251). CRx-170 was generally well tolerated and there were no serious adverse events reported. The most common adverse events related to CRx-170 were dry mouth, drowsiness, constipation and headache, known effects of nortriptyline.

CombinatoRx’s Ophthalmic Product Candidate

Prednisporin (FOV1101) Prednisporin (FOV1101) is a topical ocular drug candidate that CombinatoRx has exclusively licensed to Fovea Pharmaceuticals SA, or Fovea, containing low doses of the glucocorticoid, prednisolone acetate and the immunosuppressant cyclosporine A. Fovea has developed a proprietary co-formulation of Prednisporin and is seeking to develop Prednisporin to treat inflammatory ocular diseases such as allergic conjunctivitis. Fovea has advanced Prednisporin through preclinical testing and a Phase 2a proof-of-concept clinical trial in subjects with persistent allergic conjunctivitis.

Clinical Results. During 2009, Fovea investigated Prednisporin in a Phase 2a proof-of-concept clinical trial in the United States in approximately 150 subjects. The clinical trial was an inflammatory conjunctival antigen challenge trial, where subjects were first administered a topical ocular antihistamine for seven days to simulate an inflammatory allergic response, followed by 14 days of treatment with either a higher dose of prednisolone acetate, the combination of a lower dose of prednisolone acetate with two different doses of cyclosporine A or placebo. Fovea has reported that on the primary endpoint of evening ocular itching, the Prednisporin combination with the higher dose of cyclosporine A is superior to placebo (p=0.048) and non-inferior to the higher dose of prednisolone acetate alone. The Prednisporin combinations were generally well tolerated and there were no serious adverse events reported.

Preclinical Programs

CombinatoRx’s preclinical pipeline includes multiple product candidates targeted for potential development in oncology, including B-cell malignancies, multiple immuno-inflammatory diseases, Parkinson’s disease, inherited diseases and other therapeutic areas.

In addition to CombinatoRx’s BAR agonist combinations for multiple myeloma and certain other B-cell malignancies, CombinatoRx has discovered other multi-target combination product candidates for CombinatoRx’s B-cell malignancy program. Using CombinatoRx’s cHTS technology, CombinatoRx has discovered that adenosine A2A receptor agonists, or A2A agonists, synergize with existing and emerging drugs to treat multiple myeloma and certain other B-cell malignancies. The synergies are observed with the standard of care drugs, dexamethasone, Revlimid® (lenalinomide), Velcade® (bortezomib), doxorubicin and melphalan and emerging drugs such as HDAC and HSP90 inhibitors. Like the BAR agonist synergies, the A2A agonist synergies are also active in 3-way and 4-way drug cocktails, consistent with the emerging trends in therapy for multiple myeloma and other cancers. The A2A agonist synergy causes a rapid induction of apoptosis, or cell death, and is enhanced in certain in vitro models that mimic the tumor micro-environment, a rare property, as most standard of care drugs are rendered less effective under tumor micro-environment conditions. The A2A agonist synergies have been shown to be active in vivo in multiple rodent xenograft models and in ex vivo assays using human patient tumor cells. The A2A agonist synergy is selective in that it induces cell death only in the cancerous myeloma cells and not in normal cells. CombinatoRx believes that CombinatoRx has identified a synergy with an agent that may be able to be administered with existing or emerging standards of care for multiple myeloma. While A2A agonist synergies share many features in common with BAR synergies, these two agents synergize with each other suggesting that they act through related but distinct mechanisms of action. CombinatoRx has also observed selective synergies between A2A agonists and phosphodiesterase inhibitors.

CombinatoRx’s other preclinical programs come from a variety of sources. CombinatoRx has entered into a research collaboration and license agreement with the Novartis Institutes of Biomedical Research, focused on the discovery of novel anti-cancer combinations to be developed by Novartis or CombinatoRx. CombinatoRx has entered into a research and license agreement with Angiotech Pharmaceuticals, Inc., to potentially discover combinations of compounds for Angiotech to potentially develop for use with medical devices and other interventional medicine products. CombinatoRx also plans to develop product candidates for the treatment of muscular dystrophy through CombinatoRx’s collaboration with Charley’s Fund and other foundations. In addition, CombinatoRx is working to discover and develop potential therapeutics for anthrax toxin with the National Institute of Allergy and Infectious Disease and hemorrhagic fever viruses with USAMRIID.

CombinatoRx’s Drug Discovery Technology

CombinatoRx’s combination high throughput screening technology, or cHTS, is a robotic high throughput screening platform, including both customized hardware and software elements, that screens millions of concentration-specific combinations including, but not limited to, the pharmacopeia of approved drugs in cell-based assays for the diseases CombinatoRx is targeting.

Chalice, CombinatoRx’s integrated database and analysis platform, enables the selection and characterization of combination drug hits generated by cHTS for further research and development. CombinatoRx deploys this drug discovery platform to identify synergistic combinations of drugs and other small molecules whose active pharmaceutical ingredients have what CombinatoRx believes to be desirable chemical, pharmacological and therapeutic properties, which may then be advanced to preclinical and clinical testing.

CombinatoRx’s library of approximately 3,000 drugs approved in the United States, Europe and Japan and other selected development-stage small molecules, mechanistic probes and biologics generate over 4,000,000 possible unique binary combinations. Combinations of the molecules in this library that are identified by CombinatoRx’s drug discovery technology can take many forms. In order to identify and analyze potentially valuable combination effects, cHTS generates a concentration matrix for each combination. The concentration matrix captures the combined activity of two compounds over a broad range of single agent concentrations. cHTS is capable of generating hundreds of thousands of data points per day in order to efficiently screen in a concentration matrix format.

The concentration matrix data generated by CombinatoRx’s cHTS technology requires specialized analyses. CombinatoRx has developed Chalice, CombinatoRx’s proprietary visualization and analysis tool to collect and merge similar concentration matrices before quantitatively benchmarking them to expected combination response patterns. CombinatoRx believes that the comparison models are useful in determining the drug candidate synergy, which helps CombinatoRx determine the novelty of a combination therapy or to gain insight into the biological mechanism of action of a drug combination. Using these tools, combinations are analyzed, quantitatively scored and visualized in a comprehensive combination effect report, which provides links to available internal and external data on the combination and its constituent compounds.

Product candidate selection includes external information about the compounds drawn from the Chalice database. Published chemical, therapeutic, and pharmacological data on the drug library or proprietary collections of compounds is incorporated into CombinatoRx’s database to assist CombinatoRx in assessing each compound’s suitability as a component in a new combination drug candidate. Before proceeding into animal studies, CombinatoRx requires that new combinations first pass in silico tests, where candidate compounds are compared against a database that aggregates published safety and pharmacology information and data about the compounds in CombinatoRx’s library. This in silico step is intended to ensure, to the extent possible based on published information, that the active pharmaceutical ingredients in CombinatoRx’s potential combinations have safety profiles CombinatoRx believes to be appropriate for the disease indication CombinatoRx is interested in, are compatible from a drug-drug interaction perspective, can potentially be formulated in the appropriate route of administration and that the combination has not previously been discovered and meets additional key development and commercial criteria.

Collaborations

CombinatoRx intends to seek collaborations with pharmaceutical and biotechnology companies to support the development and commercialization of selected product candidates and to obtain access to additional development, commercial or financial resources or a large sales force. CombinatoRx also plans to engage in selected discovery research collaborations to explore new therapeutic areas. CombinatoRx intends to seek these collaborations to expand CombinatoRx’s product pipeline and diversify CombinatoRx’s therapeutic reach and compound diversity.

Novartis

In May 2009, CombinatoRx entered into a research collaboration and license agreement with Novartis Institutes for BioMedical Research, Inc., or Novartis, focused on the discovery of novel anti-cancer combinations. Through the collaboration, CombinatoRx will use CombinatoRx’s proprietary cHTS platform to screen a unique library of molecules, including Novartis compounds, in multiple cell lines representing a broad spectrum of cancers to potentially discover novel single agent and combination therapies to treat various cancers.

Under the terms of the collaboration agreement, CombinatoRx received an initial payment of $4.0 million and will receive annual research support payments of up to $3.0 million, plus certain expenses. In addition, the collaboration agreement may provide CombinatoRx with up to $58 million for each combination product candidate advanced by Novartis upon achievement of certain clinical, regulatory and commercial milestones. The research program has an initial two-year term that may be extended by Novartis for three additional one-year periods. CombinatoRx also entered into a software license agreement with Novartis, where CombinatoRx provided Novartis with a non-exclusive license to use CombinatoRx’s proprietary Chalice™ analyzer software in connection with the collaboration and other Novartis research programs for approximately five years.

The library to be screened under the collaboration will consist of: certain Novartis oncology compounds and compounds from CombinatoRx’s library of approved drugs and other molecules. Novartis will own and have an exclusive license to intellectual property generated under the collaboration to research, develop and commercialize their approved or active development-stage compounds. CombinatoRx will own and have an exclusive license to intellectual property generated under the collaboration to research, develop and commercialize compounds from CombinatoRx’s library. Intellectual property generated under the collaboration using certain compounds from the Novartis library will be jointly owned by Novartis and CombinatoRx and non-exclusively licensed to allow each party to research, develop and commercialize product candidates. Under the collaboration agreement, Novartis retains an option, exercisable once per year of the research collaboration, to exclusively license a portion of this jointly owned intellectual property if certain conditions are met. Novartis also has a right of first negotiation to exclusively license the intellectual property owned by CombinatoRx that was discovered as a part of the collaboration, under terms to be negotiated by the parties at such time.

The collaboration agreement may be terminated by either party after ninety days’ notice upon an unremedied material breach and upon thirty days’ notice in the event of bankruptcy of the other party. Novartis may terminate the collaboration agreement after sixty days’ notice in the event of a change in control or liquidation of CombinatoRx, as defined in the collaboration agreement. Should Novartis exercise its right to terminate the collaboration agreement after a change of control or liquidation of CombinatoRx, CombinatoRx will be required to pay Novartis: $3.0 million if such termination is effective prior to November 1, 2009, $2.0 million if such termination is effective between November 1, 2009 and May1, 2010, and $1.0 million if such termination is effective between May 1, 2010 and November 1, 2010.

Angiotech Pharmaceuticals, Inc.

In October 2005, CombinatoRx entered into a research and license agreement with Angiotech Pharmaceuticals, Inc., or Angiotech, under which CombinatoRx has granted Angiotech an exclusive, royalty-bearing license to up to ten compounds to be selected by Angiotech from CombinatoRx’s portfolio of clinical and preclinical product candidates or Chalice database, as well as an option to purchase the same rights to an additional five compounds. This license is for Angiotech’s research, development and potential commercialization of the licensed compounds as drug components to be used in Angiotech’s field with medical devices or interventional medicine products to treat conditions in specific areas of the human body. In addition, CombinatoRx has agreed to use CombinatoRx’s cHTS technology in a joint research project with Angiotech to screen in different disease-specific assays combinations of compounds that may be developed and commercialized by Angiotech for use in combination with medical devices or with interventional medicine products in Angiotech’s field. CombinatoRx and Angiotech will jointly own the intellectual property that results from the joint research project. CombinatoRx has granted Angiotech an exclusive, royalty-bearing license to the intellectual property from the joint research in Angiotech’s field of use in combination with medical devices and interventional medicine products to treat conditions in specific areas of the human body, and CombinatoRx has an exclusive, non-royalty bearing license to such intellectual property for use outside of Angiotech’s field.

Under the research and license agreement, Angiotech paid CombinatoRx a $27.0 million up-front license execution fee. As contemplated by the original agreement, on June 8, 2007, Angiotech agreed to extend the research project beyond the original 30-month term to a total term of five years and paid an additional license execution fee of $7.0 million. CombinatoRx may also receive payments from Angiotech of up to $10.0 million upon Angiotech’s election to receive a license to up to five additional compounds, beyond the initial ten compounds, from CombinatoRx’s portfolio of clinical and preclinical product candidates or Chalice database for development. In addition, for each compound licensed to Angiotech that is discovered through the research project or through Angiotech’s selection of compounds from CombinatoRx’s portfolio of clinical and preclinical product candidates or Chalice database, CombinatoRx may also receive up to $30.0 million in milestone payments if certain development and regulatory approval milestones are met, as well as royalties on any future product sales incorporating the compounds.

During the period of the research project and for one year thereafter, or, if the Angiotech research and license agreement is terminated, for one year after such termination, CombinatoRx has agreed not to enter into any agreement to license or grant rights to any compound to a third party in defined areas of Angiotech’s field. CombinatoRx may enter into an agreement that grants rights in Angiotech’s field other than these defined areas if such grant of rights is materially broader than or different from Angiotech’s field and such agreement is not entered into for the purpose of granting rights to use CombinatoRx’s intellectual property in Angiotech’s field. In addition, during such period of time, CombinatoRx has also agreed not to perform cHTS screening using the same screens performed pursuant to the Angiotech research project, or grant a license or other rights to use CombinatoRx’s intellectual property to third parties operating primarily in Angiotech’s field.

The research and license agreement will remain in effect during the five-year period of the research project as long as Angiotech is either conducting preclinical research, doing clinical development or commercializing a licensed compound that requires the payment of a royalty to CombinatoRx. Angiotech may terminate the research and license agreement without cause upon not less than 45 days prior written notice, with the research period not ending until six months following the notice of termination or the end of the period of the research project, whichever is earlier. Either of CombinatoRx or Angiotech may terminate the collaboration relationship upon the bankruptcy of the other party or the commitment by the other party of an uncured material default, as defined in the research and license agreement. CombinatoRx may terminate the agreement upon 180 days prior written notice if Angiotech materially defaults, and fails to cure such default, with respect to its obligations to develop and commercialize the compounds selected from CombinatoRx’s portfolio of clinical and preclinical product candidates or CombinatoRx’s Chalice database. Upon termination of the agreement, CombinatoRx remains entitled to milestone and royalty payments accrued prior to the termination.

Upon a change of control of CombinatoRx, as defined in the research and license agreement, the agreement would remain in effect, although Angiotech would have the right to terminate the agreement or the research project in the six months after a change of control if CombinatoRx were acquired by an entity operating primarily in Angiotech’s field.

Fovea Pharmaceuticals SA

On January 30, 2006, CombinatoRx entered into a research and license agreement with Fovea Pharmaceuticals SA, or Fovea. Under the terms of the agreement, Fovea agreed to conduct, at its own expense, preclinical and clinical development of combination drug candidates it selected from CombinatoRx’s portfolio of product candidates for certain ophthalmic indications, including creating ophthalmic formulations for these selected drug candidates. Fovea has agreed to be acquired by Sanofi Aventis, in a transaction expected to close during 2009.

On July 22, 2009, CombinatoRx and Fovea amended and restated the agreement. Under the amended and restated agreement, CombinatoRx has granted Fovea an exclusive worldwide license to certain drug combinations to treat allergic and inflammatory diseases of the front of the eye. Fovea has advanced one such combination, Prednisporin (FOV-1101), through a Phase 2a proof-of-concept clinical trial for allergic conjunctivitis. For these licensed combinations, CombinatoRx has received payments totaling $1.0 million, and is eligible to receive up to $24.75 million in development and regulatory milestone payments for each combination successfully developed by Fovea, an additional $15.0 million milestone payment for the approval of a combination in a specified additional indication and in the event these exclusively licensed combinations are licensed by Fovea to a third party, commercialization milestones of up to an additional $25.0 million. CombinatoRx is also eligible to receive royalties for each product commercialized by Fovea in connection with the agreement.

Under the amended and restated research and license agreement, Fovea will also continue to conduct, at its own expense, preclinical and clinical development for certain ophthalmic indications of other combination drug candidates it has selected from CombinatoRx’s portfolio of product candidates. Fovea is obligated to develop these selected combination candidates through the end of Phase 2 clinical trials. CombinatoRx and Fovea jointly own new intellectual property and data generated by Fovea regarding these selected combination candidates through Phase 2a clinical trials. CombinatoRx retains the rights to develop and commercialize the combination candidates licensed to Fovea in North America and certain other countries and CombinatoRx granted Fovea exclusive rights to commercialize selected combination candidates that are developed through Phase 2b clinical trials for specified ophthalmic indications in Europe and all other countries that are not retained by CombinatoRx. The parties have co-exclusive rights in Japan and Taiwan.

The agreement has no definite term; however, Fovea’s royalty payment obligations terminate on the later of 15 years from the date of the first commercial sale of an exclusively licensed combination and the expiration of all patents covering a royalty bearing product under the license agreement, each on a country-by-country basis. The agreement may be terminated on a product by product basis by either party upon an unremedied material breach. In addition, if Fovea fails to develop a product candidate it selects pursuant to specified diligence milestones, after discussions between the parties, the agreement may be terminated by CombinatoRx for such class of product candidates. CombinatoRx may terminate the agreement if Fovea fails to make required undisputed payments and either party may terminate the agreement upon the insolvency of the other party.

The DMD Foundations

In November 2007, CombinatoRx entered into a sponsored research collaboration agreement with an entity formed by Charley’s Fund and the Nash Avery Foundation, two nonprofit organizations founded to support Duchenne muscular dystrophy, or DMD, research. In October 2008, GMT Charitable Research, LLC, an affiliate of a charitable organization focused on finding therapies for DMD joined the sponsored research agreement.

Under the agreement with these DMD foundations, CombinatoRx is seeking to identify novel disease-modifying multi-targeted treatments for DMD, the most common childhood form of muscular dystrophy. Under the terms of the agreement, CombinatoRx is eligible to receive up to $3.45 million in research funding and reimbursement of additional expenses during the term of the DMD research and development project, of which approximately $2.6 million has been received through June 30, 2009. CombinatoRx retains worldwide commercialization rights for any product candidates discovered or developed under the agreement, and CombinatoRx will own all new intellectual property and data generated by the research and development project. In the event that CombinatoRx either enters into a license agreement with a third party granting the rights to make, use or sell a product developed under the agreement to treat DMD or CombinatoRx or any of CombinatoRx’s affiliates or licensees first sells a product developed under the agreement to treat DMD, CombinatoRx will pay the DMD foundations a payment equal to 100% of the research funding provided to CombinatoRx under the agreement. In addition, on the first anniversary of the first commercial sale of a product developed under the agreement, CombinatoRx will pay the DMD foundations an additional payment equal to

100% of the research funding provided to CombinatoRx under the agreement. Finally, if a product developed under the agreement to treat DMD achieves cumulative net sales of at least $100 million, within 90 days of such occurrence, CombinatoRx will pay the DMD foundations an additional payment equal to 200% of the research funding provided to CombinatoRx under the agreement.

The agreement with respect to research and development collaboration terminates upon the expiration of the research and development project, which is currently planned to last for two years from the commencement of the agreement. The agreement may be terminated by either party after 60 days’ notice upon an unremedied material breach. In addition, if CombinatoRx intends to discontinue preclinical or clinical development activities with respect to a DMD product candidate and do not intend to license such candidate to a third party for preclinical or clinical development, within one year after such determination, CombinatoRx shall notify the foundations, who may then exercise their rights to an exclusive, fully-paid and sublicensable license to the intellectual property developed under the collaboration in the field of DMD.

PGx Health

In August 2009, CombinatoRx and PGxHealth, LLC, or PGx, a subsidiary of Clinical Data, Inc., entered into a collaboration agreement relating to the potential development of ATL313, an adenosine A2A receptor agonist compound owned by PGx, as a combination therapy in the cancer field. CombinatoRx has previously discovered that adenosine A2A agonists synergize with existing and emerging standard-of-care drugs for the treatment of multiple myeloma and certain other B-cell malignancies.

Under the terms of the collaboration agreement, CombinatoRx will fund and advance the preclinical and clinical development of ATL313 as a combination therapy in the cancer field. PGx has an exclusive option to enter into a co-development relationship with CombinatoRx relating to ATL313 in the cancer field. PGx may exercise the co-development option by paying CombinatoRx 50% of the costs incurred by CombinatoRx to develop ATL313, and PGx would then equally share the costs of further development of ATL313 in cancer. If PGx does not exercise its co-development option, CombinatoRx may maintain its exclusive license to ATL313 in the cancer field by paying PGx a license fee of $5.0 million. In addition, CombinatoRx would be obligated to pay PGx up to $252.5 million upon the achievement of various clinical and regulatory milestones and upon the achievement of various aggregate net sales milestones for products containing ATL313 in the cancer field. If PGx does not exercise its co-development option, CombinatoRx will pay PGx tiered royalty rates based on annual net sales of products containing ATL313.

CombinatoRx and PGx will jointly own all new intellectual property developed as part of the collaboration. The collaboration agreement will remain in effect until cessation of all commercial sales of products containing ATL313, but may be terminated by either party with 120 days’ prior written notice or upon a material breach of the collaboration agreement by the other party that is not remedied within 60 days.

Cystic Fibrosis Foundation Therapeutics

In May 2006, CombinatoRx entered into a research, development and commercialization agreement with Cystic Fibrosis Foundation Therapeutics Incorporated, or CFFT, the nonprofit drug discovery and development affiliate of the Cystic Fibrosis Foundation, to discover and develop novel therapeutics built from synergistic drug combinations to treat cystic fibrosis. On May 14, 2009, CombinatoRx and CFFT mutually agreed to end the cystic fibrosis research program being conducted under the agreement as of August 15, 2009, and the agreement shall survive as modified by CombinatoRx and CFFT on May 14, 2009. As of June 30, 2009, CombinatoRx has received approximately $7.4 million of research funding from CFFT.

NIAID

In April 2005, CombinatoRx was awarded an approximately $4.4 million research grant from the National Institutes of Allergy and Infectious Diseases, or NIAID, which will be payable over five years to perform research and preclinical development in the area of bioterrorism defense, subject to annual United States government appropriations and the submission of annual progress reports and development plans to NIAID demonstrating the achievement of milestones to be agreed upon for the funding year. This grant was renewed in March 2007 and is subject to annual renewals for two subsequent annual periods. Through June 30, 2009, CombinatoRx has received approximately $3.1 million in funding under this grant.

USAMRIID

In December 2008, CombinatoRx entered into a cooperative research and development agreement with the United States Army Medical Research Institute for Infectious Diseases, or USAMRIID, focused on discovering agents to prevent or treat Ebola virus infections. Under the agreement, which expires in November 2010, CombinatoRx and USAMRIID will undertake a joint research project, and CombinatoRx is eligible to receive up to approximately $1.4 million in funding. Through June 30, 2009, CombinatoRx has received approximately $0.6 million in funding from this agreement.

Patents and Other Proprietary Rights

CombinatoRx’s success depends on CombinatoRx’s ability to protect CombinatoRx’s intellectual property and other proprietary rights. CombinatoRx relies upon a combination of patent, trademark, trade secret, and copyright laws, assignment of inventions and non-disclosure agreements and other contractual provisions to protect CombinatoRx’s intellectual property and other proprietary rights.

As of September 15, 2009, CombinatoRx’s patent estate, on a worldwide basis, includes 90 issued patents and approximately 235 pending patent applications, with claims covering all of CombinatoRx’s current clinical stage product candidates and select preclinical and research programs, including research programs with CombinatoRx’s collaborators. Of the 90 issued patents, eight are issued in the United States. Of the 235 pending patent applications, 2 are United States non-provisional applications and 5 are United States provisional applications.

One issued United States patent, which expires in October 2022, covers the method of use of Synavive to treat certain immuno-inflammatory diseases, such as rheumatoid arthritis. CombinatoRx also has pending United States applications relating to Synavive which, if issued as patents, would be expected to expire between 2022 and 2029. These applications include claims covering the pharmaceutical composition, other methods of use, mechanism of action and formulation of Synavive.

CombinatoRx also has a pending United States patent application with claims covering CRx-401, which, if issued as a patent, would be expected to expire in 2025. This application includes claims covering the pharmaceutical composition, method of use and formulation of CRx-401.

One issued United States patent, which expires in 2022, covers the pharmaceutical composition and methods of use of CRx-191.

CombinatoRx also has a pending United States patent application with claims covering the pharmaceutical composition, methods of use, mechanism of action and formulation of CRx-197, which, if issued as a patent, would expire in 2024.

CombinatoRx has two issued United States patents, which cover the composition of matter and method of use of CRx-170 to treat immuno-inflammatory diseases, both expiring in 2022. CombinatoRx also has a pending United States patent application relating to CRx-170 which, if issued as a patent, would be expected to expire in 2028. This application includes claims covering methods of use of CRx-170.

It is CombinatoRx’s current practice to seek the issuance of extensive claims in CombinatoRx’s patent applications that cover the combination drug candidates CombinatoRx develops, including claims directed to the following:

•	pharmaceutical compositions comprising the active pharmaceutical ingredients in the combination;

•	pharmaceutical compositions comprising structural, functional, or mechanistic analogs of the active pharmaceutical ingredients in the combination;

•	methods of treating diseases by administering the active pharmaceutical ingredients in the combination or their analogs;

•	pharmaceutical compositions or kits or packages, including the active pharmaceutical ingredients in the combination or their analogs and instructions for the treatment of diseases; and

•	compositions and methods of use for formulations, preferred routes of administration, dosages and other properties for CombinatoRx’s more advanced product candidates.

In addition to seeking patent protection in the United States, CombinatoRx generally files patent applications in European countries, Canada, Japan and additional foreign countries on a selective basis in order to further protect the inventions that CombinatoRx or CombinatoRx’s collaboration partners consider important to the development of CombinatoRx’s potential foreign business. As CombinatoRx develops novel formulations of CombinatoRx’s product candidates and learn more about the most promising dose ratios, pharmacokinetic and pharmacodynamic parameters and mechanism of action information for CombinatoRx’s drug candidates, CombinatoRx intends to file additional patent applications to augment the core composition of matter and method of use patents CombinatoRx has been issued and are currently seeking.

In all of CombinatoRx’s activities, CombinatoRx relies on proprietary materials and information, trade secrets, and know-how to conduct research and development activities and to attract and retain collaborative partners, licensees, and customers. CombinatoRx attempts to protect CombinatoRx’s trade secrets by entering into confidentiality agreements with third parties, employees, and consultants. CombinatoRx’s employees and consultants are also asked to sign agreements requiring that they assign to CombinatoRx their interests in patents and other intellectual property arising from their work for CombinatoRx. CombinatoRx also requires all employees to sign an agreement not to engage in any conflicting employment or activity during their employment with CombinatoRx, and not to disclose or misuse CombinatoRx’s confidential information.

In certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is 20 years from the earliest effective filing date. CombinatoRx’s patent estate, based on patents existing now and expected by CombinatoRx to issue based on pending applications, will expire on dates ranging from 2020 to 2030.

The actual protection afforded CombinatoRx’s product candidates by a patent varies from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Government Regulation

FDA Regulation of Drugs and Biologics

In the United States, federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, record keeping, reporting, labeling, distribution, promotion, and marketing of pharmaceutical products. At the federal government level, the FDA is principally responsible for regulating drugs and biologics, including the product candidates CombinatoRx has under development. Failure to comply with applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions, such as warning letters, product recalls, product seizure, injunctions, civil penalties, disgorgement of past or future profits, criminal prosecution, suspension of production, license suspension or revocation, withdrawal of an approval, or FDA refusal to approve pending marketing applications.

The steps ordinarily required before a new pharmaceutical product may be marketed in the United States begin primarily with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry, toxicology and other characteristics. Animal studies are used to assess the potential safety of the product. Many preclinical studies are regulated by the FDA and must comply with good laboratory practice, or GLP, regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated if the data are to be submitted to the FDA in support of a marketing application for a new drug.

In March 2006, the FDA released Guidance for Industry: Nonclinical Safety Evaluation of Drug Combinations. The guidance discusses what preclinical studies are appropriate to support the clinical study and approval of new combination products and therapies. In the case of new products composed of previously marketed drugs, the guidance states that generally the FDA believes sufficient clinical and preclinical data will exist for each drug component separately. Therefore, in such a case, the issues to be resolved before the new product is tested in humans generally relate to possible interactions between the components of the proposed product. The guidance identifies specific potential interaction issues to be considered and suggests the type of testing that may be appropriate to resolve any issues that require such testing.

The results of the preclinical development work, together with other information as required by the FDA, are summarized in an investigational new drug application, or IND, which must be submitted to the FDA before the drug may be provided to clinical investigators for use in humans in clinical trials. An IND also sets forth the plan for investigating the drug, including the protocols for each planned study. FDA regulations provide that human clinical trials may begin 30 days following submission of an IND, unless the FDA advises otherwise or requests additional information, clarification, or additional time to review the application. Clinical trials cannot begin until any concerns raised by the FDA have been resolved.

Each clinical trial must also be approved by an independent institutional review board, or IRB, which is typically associated with the institution or research facility at which the investigator will conduct the trial, before the trial may begin. The IRB must approve the protocol and the procedures for obtaining the informed consent of the study participants. An IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution in which the study will be conducted. The IRB is required to conduct continuous review of the trials at intervals appropriate to the degree of risk involved and may suspend or terminate its approval if the trials are not being conducted in accordance with the IRB’s approval or there has been unexpected serious harm to subjects.

During the conduct of a clinical trial, a company is required to monitor the investigators’ compliance with the clinical study protocol and other FDA requirements, including the requirements to submit reports to the sponsor, the IRB, and the FDA, and to keep detailed records regarding study findings and use and disposition of the study drug. Although monitoring can help reduce the risk of inadequate compliance by study investigators, it cannot eliminate this risk entirely. Inadvertent regulatory noncompliance by the investigator, or intentional investigator misconduct, can jeopardize the usefulness of study results and, in rare circumstances, require a company to repeat a study. A company must report to the FDA any adverse event that is both unexpected and serious and for which there is a reasonable possibility that the event may have been caused by the investigational drug. In addition, a company must within seven days report to the FDA any unexpected fatal or life-threatening event that may have been caused by the drug. The FDA may stop the trials by placing a “clinical hold” on such trials because of concerns about, for example, the safety of the product being tested. Such holds can cause substantial delay and in some cases may require abandonment of a product candidate.

Clinical testing in humans involves the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, usually a physician, pursuant to an FDA-reviewed protocol. Human clinical trials typically are conducted in three sequential phases, but the phases may overlap. Phase 1 clinical trials consist of testing the product in a small number of patients or healthy volunteers, primarily to evaluate the drug’s safety, at one or more dosage levels, as well as to study the drug’s pharmacokinetic and/or pharmacodynamic profile. In Phase 2 clinical trials, in addition to safety, the efficacy of multiple dose levels of the product is evaluated in a patient population. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple geographically dispersed sites.

When two or more drugs are combined in a single dosage form, as many of CombinatoRx’s product candidates will be, the data submitted to FDA must ordinarily show that each component makes a contribution to the claimed effects and that the dosage of each component (amount, frequency, duration) is such that the combination is safe and effective for a significant patient population requiring such concurrent therapy as defined in the labeling for the drug. This FDA policy may necessitate more elaborate and expensive clinical trials than would be required for a single-agent pharmaceutical because the trials may need to be designed to study the combined agent, each drug as a single agent and a placebo.

When FDA approval is sought for a new use of a previously approved drug, the sponsor must demonstrate that the drug is safe and effective for the proposed use. However, because pre-existing information on the drug’s safety is available, the safety data required for FDA approval of a previously approved drug is ordinarily less than the safety data required to support approval of a new drug. Since CombinatoRx’s products are combinations of previously approved products, the FDA may not require CombinatoRx to submit some types of safety data, such as data from certain types of animal and human pharmacokinetic studies. The FDA’s specific requirements will be determined on a case-by-case basis for each product candidate. It is possible that CombinatoRx’s product candidates could present new safety issues because the previously approved drugs are being used in combinations or because the proposed combination products are being used under different circumstances than the components are used as single agents. For example, the combination might be proposed for long-term use for a chronic condition while the single agents are used short-term for acute conditions. In such a case, the FDA may require additional animal or human studies to address any safety issues.

Upon completion of clinical trials, a company seeking FDA approval to market a new drug must file a new drug application, or NDA, with the FDA, or in the case of a biological product, a biological license application, a BLA. To approve an NDA, the FDA must determine, based on the information submitted in the application, that the drug is safe and effective for its intended uses. To approve a BLA, the FDA must determine that the product is safe, pure, and potent and that the facilities in which the product is manufactured or otherwise handled meet the applicable standards. In addition to reports of the preclinical and clinical trials conducted under IND, the NDA or BLA includes information pertaining to the product’s safety and efficacy, preparation of the drug substance, analytical methods, drug product formulation, manufacturing details, and proposed product packaging and labeling. In addition, the manufacturing facility must also pass an FDA current Good Manufacturing Practices, or cGMP, inspection before the marketing application can be approved.

Submission of a NDA or BLA does not assure FDA approval for marketing. After the application is submitted, the FDA initially determines whether all pertinent data and information have been submitted before accepting the application for filing. After the application is accepted for filing, the FDA begins its substantive review. The FDA typically will request a review of the data in the NDA or BLA and recommendation regarding approval by an advisory committee consisting of outside experts. The FDA may accept or reject the advisory committee’s recommendations, or accept them with modifications. The application review process generally takes a year or longer to complete, although reviews of drugs that meet a medical need for serious or life-threatening diseases may be accelerated or prioritized for a six-month review. The FDA may deny approval of an application. Any such denial may require extensive additional testing, which could take years to complete, in order to make the application approvable, or the denial may be based on considerations that cannot be favorably resolved through additional testing. In some circumstances, the FDA may approve an application even though some unanswered questions remain about the product, if the applicant agrees to conduct post-marketing studies. The FDA may impose other conditions of approval as well. Expedited or accelerated approvals may require additional larger confirmatory clinical studies to be conducted following approval.

Product approval may be withdrawn if compliance with regulatory requirements is not maintained or if post-marketing adverse events associated with the product are reported that cannot be addressed satisfactorily through changes to the product’s labeling or warnings to healthcare professionals. The FDA requires reporting of certain safety and other information that becomes known to a manufacturer of an approved product. A company may become aware of such information from reports of adverse events suspected to be related to the product, voluntarily provided to the company and/or to the FDA by physicians and other healthcare professionals, or from published scientific data. In some circumstances, the FDA may require the company to make changes to its approved product labeling or to issue safety warnings to healthcare professionals or the public, which may have a negative impact on product sales. In addition, the Amendments Act of 2007 provides the FDA with expanded authority over drug products after approval, including the authority to require post-approval studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluation and mitigation strategies, or REMS, approved by the FDA. The FDA’s exercise of this authority could result in delays or increased costs during the period of product candidate development, clinical trials and regulatory review and approval, increased costs to assure compliance with new post-approval regulatory requirements, and potential restrictions on the sale of approved products, which could lead to lower product revenues to CombinatoRx or CombinatoRx’s collaborators. Manufacturing and sales may also be disrupted or delayed in the event of failure to comply with all required cGMP, as determined by FDA investigators in periodic inspections of manufacturing facilities. Upon approval, a drug or biological product may only be marketed for the approved indications, in the approved dosage forms, and at the approved dosage. The nature of marketing claims that CombinatoRx will be permitted to make in the labeling and advertising of CombinatoRx’s products will be limited to those specified in an FDA approval.

Foreign Regulations

Outside the United States, CombinatoRx’s ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing, and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union, centralized procedures are available to companies wishing to market a product in more than one European Union member state. If the regulatory authorities are satisfied that adequate evidence of safety, quality, and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks and potential delays associated with FDA approval set forth above.

Other Regulations

In addition to regulations enforced by the FDA, CombinatoRx also is subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other present and potential future federal, state, and local statutes and regulations. CombinatoRx’s research and development involves the controlled use of hazardous materials, chemicals, and various radioactive compounds. Although CombinatoRx believes that CombinatoRx’s safety procedures for storing, handling, using, and disposing of such materials comply with the standards prescribed by applicable regulations, the risk of accidental contaminations or injury from these materials cannot be completely eliminated. In the event of such an accident, CombinatoRx could be held liable for any damages that result, and any such liability could materially affect CombinatoRx’s ongoing business.

Competition

The development and commercialization of pharmaceutical products is highly competitive. CombinatoRx will be competing against a wide range of pharmaceutical, biotechnology, life science and interventional medicine companies that have greater resources than CombinatoRx, including existing research and development programs in the markets CombinatoRx plans to target. CombinatoRx must compete with these companies both in regard to the discovery technology CombinatoRx uses to identify potential product candidates and in regard to the development and commercialization of CombinatoRx’s product candidates themselves.

In regard to CombinatoRx’s discovery technology, CombinatoRx protects CombinatoRx’s trade secrets in order to give CombinatoRx the exclusive right to use CombinatoRx’s technologies. Many companies have already developed and employ high throughput screening technologies. Should these companies seek to apply these technologies to the discovery of combination drugs, CombinatoRx’s drug discovery technology may be rendered obsolete or noncompetitive.

In regard to CombinatoRx’s product candidates, CombinatoRx files patent applications on the composition and use of the drug combinations CombinatoRx discovers. If CombinatoRx obtains the patent protection CombinatoRx is seeking for CombinatoRx’s product candidates, CombinatoRx believes that this will give CombinatoRx the exclusive rights to market products covered by CombinatoRx’s patents. CombinatoRx also believes that, if obtained, CombinatoRx should be able to use CombinatoRx’s patents to prevent the makers of either of the drugs included in CombinatoRx’s combination products from marketing their drug for use together with the other drug that comprises the product. CombinatoRx is also developing or plan to develop, for each of CombinatoRx’s product candidates that CombinatoRx advances beyond proof-of-concept clinical studies, a customized formulation that will be selected for its pharmacology, dosage strength, and route of delivery based on the activity and pharmacology of the drugs when delivered together in combination. Where appropriate, CombinatoRx will seek to protect these formulations by patent applications or as trade secrets. CombinatoRx intends to seek regulatory approval for CombinatoRx’s product candidates as new drugs, and the expense and time involved in seeking regulatory approval for a new drug may deter potential competitors.

CombinatoRx’s ability to commercialize CombinatoRx’s product candidates will be limited to the extent that CombinatoRx is unable to obtain patent protection for CombinatoRx’s product candidates or patent or trade secret protection for CombinatoRx’s formulations. Competitors may also be able to use similar component drugs or different combinations of CombinatoRx’s component drugs to develop combination products that are not covered by CombinatoRx’s patents. In addition, the approved drugs that are combined to produce CombinatoRx’s product candidates are likely to be commercially available at lower prices, so physicians may be able to prescribe the individual drugs already approved and marketed by other companies instead of CombinatoRx’s combination products, and it would be difficult or impossible for CombinatoRx to enforce CombinatoRx’s patents, if obtained, to prevent this practice.

In addition to potential competition from other combination drugs, all of CombinatoRx’s product candidates will face competition from single agent pharmaceuticals. The target markets for CombinatoRx’s product candidates and those of CombinatoRx’s collaborators, including immuno-inflammatory diseases, oncology, metabolic diseases, neurodegenerative diseases, and medical devices or interventional medicine products, are all very competitive, with existing approved products holding substantial market share and other product candidates being developed by other pharmaceutical, biotechnology or medical device companies.

Principal competitive factors impacting drug development and commercialization include:

•	improved patient outcomes;

•	demonstrable safety of product candidates;

•	acceptance of products by physicians and other healthcare providers;

•	research and drug development capabilities;

•	intellectual property positions;

•	sales and marketing capabilities; and

•	availability of capital resources to fund research, development and commercialization activities.

Many of the companies competing against CombinatoRx have financial and other resources substantially greater than CombinatoRx’s own. In addition, many of CombinatoRx’s competitors have significantly greater experience in clinical testing, obtaining FDA and other regulatory approvals and in the manufacture and commercialization of products.

Manufacturing and Facilities

CombinatoRx has no manufacturing capabilities. CombinatoRx relies and plans to continue to rely on third parties to manufacture bulk compounds for research, development, preclinical and clinical trials. CombinatoRx believes that there are several manufacturing sources available to CombinatoRx on commercially reasonable terms to meet CombinatoRx’s preclinical and clinical requirements.

CombinatoRx plans to rely on third parties to manufacture commercial quantities of products CombinatoRx successfully develops, if any. Among the conditions for FDA or other regulatory approval of a pharmaceutical product is the requirement that the manufacturer’s quality control and manufacturing procedures conform to current Good Manufacturing Practice, or cGMP, which must be followed at all times. The FDA typically inspects manufacturing facilities every two years, and other regulators inspect manufacturing facilities as well. In complying with cGMP regulations, pharmaceutical manufacturers must expend resources and time to ensure compliance with product specifications as well as production, record keeping, quality control, reporting, and other requirements. CombinatoRx plans to seek suitable third-party manufacturing arrangements for the commercial production of a product candidate.

CombinatoRx currently leases approximately 23,000 square feet of laboratory and office space in Cambridge, Massachusetts. See “CombinatoRx Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for information about CombinatoRx’s leased properties.

Employees

As of September 30, 2009, CombinatoRx employed 36 persons. A total of 10 of CombinatoRx’s employees hold Ph.D. or M.D. degrees. Approximately 27 employees are engaged in research and development, and 9 employees are engaged in finance, legal, operations and other administrative functions. CombinatoRx’s workforce is non-unionized, and CombinatoRx believes that CombinatoRx’s relations with its employees are good.

Segment and Geographic Information

Please See “CombinatoRx Management Discussion and Analysis of Financial Condition and Results of Operations—Overview” for information about CombinatoRx’s operating segments and financial information about geographic areas.

Legal Proceedings

On April 30, 2009, CombinatoRx filed a lawsuit against Aptuit, Inc., or Aptuit, in the Supreme Court for the State of New York, New York County, Commercial Division claiming fraudulent inducement, breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment in connection with Aptuit’s manufacturing and distribution of CombinatoRx’s product candidate Synavive (CRx-102) for a worldwide Phase 2b clinical trial targeting hundreds of subjects with rheumatoid arthritis, the MARS-1 study. CombinatoRx alleges that Aptuit caused harm by willfully ignoring significant deficiencies in its manufacturing process (practices that did not comply with Good Manufacturing Practices) and the clinical trial directive promulgated by the European Union and ignoring warnings about those deficiencies, and failing to correct those deficiencies after the United Kingdom’s Medicines and Healthcare Regulatory Authority identified them during planned inspections. In addition, CombinatoRx alleges that Aptuit caused harm by failing to disclose information about those deficiencies to CombinatoRx, while inducing it to expand Aptuit’s scope of work under the operative contracts by which Aptuit agreed to manufacture and distribute Synavive for the MARS-1 study. CombinatoRx is seeking compensatory damages in an amount to be determined at trial.

On October 2, 2009, a lawsuit was filed in the Superior Court for Suffolk County, Massachusetts against CombinatoRx, each of the members of CombinatoRx’s board of directors and Neuromed. The action is brought by Philip Lorenzi, a purported stockholder of CombinatoRx, on his own behalf, and seeks also to certify, and bring the action on behalf of, a class of CombinatoRx stockholders. The complaint alleges the members of the board breached fiduciary duties owed to CombinatoRx stockholders by, among other things, agreeing to an all-stock transaction at an unfair price, agreeing to a merger agreement which contained preclusive deal protection devices, and failing to disclose material information related to the proposed merger between CombinatoRx and Neuromed, and that CombinatoRx and Neuromed aided and abetted the purported breaches of fiduciary duties. The allegations relating to the defendants agreeing to a transaction at an unfair price related to the ability of Neuromed’s shareholders to receive 70% of the stock of the combined company if FDA approval of Exalgo is obtained prior to December 31, 2009 and the ability of Neuromed’s shareholders to obtain ownership of 30% of the combined company even if Exalgo never receives FDA approval. The allegations relating to the merger agreement containing preclusive deal protection devices related to (i) CombinatoRx’s agreement not to engage in negotiations for, or otherwise pursue any, competing acquisition proposals after signing the merger agreement unless CombinatoRx, after consulting with its outside legal counsel and independent financial advisors, determined that such a potential proposal constitutes, or would reasonably be expected to lead to, a superior competing proposal and (ii) Neuromed’s ability to match any competing bid which may be made before CombinatoRx’s board could recommend acceptance of such competing bid. The allegations relating to materially misleading or incomplete statements describing the merger focused on disclosures related to the fairness opinions and other advice provided to CombinatoRx and Neuromed by Wedbush Morgan and Evans & Evans, respectively, the mechanism by which the relative ownership of the combined company by pre-merger CombinatoRx and Neuromed stockholders will be adjusted based on the timing of the FDA’s approval of Exalgo and further details surrounding the negotiation of, and rationale for, the merger. The complaint seeks, among other relief: an injunction against the merger or, if the merger is consummated, rescissory damages or rescission thereof; an order requiring disclosure of all material information necessary for shareholders to make an informed vote on the proposed merger; and an accounting for damages caused by defendants as well as an award of all costs and disbursements of the action, including reasonable attorneys’ fees and expenses.

While CombinatoRx and the other defendants believe the allegations in the complaint are entirely without merit and they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation, on October 8, 2009, the defendants entered into a memorandum of understanding, or MOU, with the plaintiffs to settle this lawsuit. Subject to the negotiation and execution of a stipulation of settlement with respect to this litigation and the approval of this settlement by the court, the MOU resolves the allegations by the plaintiffs against the defendants and provides a release and settlement by the purported class of CombinatoRx’s stockholders of all claims and causes of actions of any kind whatsoever, whether under state or federal law, against the defendants and their affiliates and agents in connection with the merger, the merger agreement, any of the transactions contemplated by the merger agreement or that arise out of allegations, facts, events or claims that were in the complaint or that could have been brought in the complaint. As discussed above in “The Merger—Litigation Related to the Merger and Related Settlement,” in exchange for this release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions between and among the parties, that CombinatoRx would provide additional supplemental disclosures in “The Merger—Background of the Merger” and “The Merger—Opinion of CombinatoRx’s Financial Advisor—Summary of Analyses” which appear on pages 72 through 91 and pages 99 through 101 of this joint proxy statement/prospectus. CombinatoRx believes the supplemental disclosures are not required to be disclosed under federal or state securities laws and are not material as a matter of law or in the context of the matters being considered at the CombinatoRx annual meeting and the Neuromed special meeting or the offer of CombinatoRx securities to the Neuromed stockholders in the merger under the registration statement of which this joint proxy statement/prospectus is a part. The defendants have also agreed not to oppose any fee application by plaintiffs’ counsel that does not exceed $225,000. The settlement, including the payment by CombinatoRx or any successor thereto of any attorneys’ fees, is also contingent upon, among other things, the merger becoming effective under Delaware law.

Corporate and Available Information

CombinatoRx was incorporated in Delaware in 2000. CombinatoRx’s principal executive offices are located at 245 First Street, Third Floor, Cambridge, Massachusetts 02142. CombinatoRx has one subsidiary, CombinatoRx Securities Corp. CombinatoRx’s Internet website is www.combinatorx.com. CombinatoRx makes available free of charge through CombinatoRx’s website CombinatoRx’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. CombinatoRx has made these reports available through CombinatoRx’s website at the same time that they become available on the SEC’s website. The public may read and copy any materials that CombinatoRx files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

CombinatoRx’s code of conduct and ethics, corporate governance guidelines, and the charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are all available on the corporate governance section of CombinatoRx’s website at www.combinatorx.com/investors. Stockholders may request a free copy of any of these documents by writing to CombinatoRx, Incorporated, 245 First Street, Third Floor, Cambridge, Massachusetts 02142, Attn: General Counsel.

COMBINATORX MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of CombinatoRx’s financial condition and results of operations in conjunction with CombinatoRx’s financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. CombinatoRx’s actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this joint proxy statement/prospectus or in CombinatoRx’s annual report on form 10-K, particularly under the heading “Risk Factors.”

Overview

CombinatoRx is a biopharmaceutical company in the field of synergistic combination pharmaceuticals. Going beyond traditional combinations, CombinatoRx uses its drug discovery technology to create product candidates with novel multi-target mechanisms of action striking at the biological complexities of human disease. CombinatoRx has been advancing a portfolio of four product candidates, SynaviveTM (CRx-102), CRx-401, CRx-191 and CRx-197, into or through clinical research and development, and it has a number of product candidates that have either completed Phase 2a clinical trials, such as CRx-170 or PrednisporinTM, or are in preclinical development, such as its B-cell malignancies program. This portfolio is almost entirely internally generated from its proprietary combination high throughput screening, or cHTS™ technology, which provides a renewable and previously untapped source of novel drug candidates that are both synergistic and selective toward the diseases they are being developed to treat. CombinatoRx’s portfolio of clinical product candidates targets multiple diseases including immuno-inflammatory diseases, metabolic disease, chronic pain, ophthalmic conditions and topical dermatoses. CombinatoRx has a pipeline of preclinical product candidates in development for oncology, immuno-inflammatory diseases, neurodegenerative diseases, ophthalmic conditions and inherited diseases. Portions of this preclinical portfolio have been generated through collaboration agreements with pharmaceutical companies, foundations and government grants and may include product candidates to be discovered under CombinatoRx’s oncology research collaboration with Novartis.

CombinatoRx has never been profitable from operations and, as of June 30, 2009, it had an accumulated deficit of $236.5 million. CombinatoRx had net losses of $65.1 million for the year ended December 31, 2008 and $1.5 million for the six months ended June 30, 2009. The six-month period ended June 30, 2009 includes a gain on divestiture of CombinatoRx Singapore of $15.6 million.

On June 30, 2009, CombinatoRx entered into a definitive merger agreement with Neuromed. Under the terms of the merger agreement and a related escrow agreement, CombinatoRx will issue approximately 36 million new shares of common stock to Neuromed stockholders. CombinatoRx’s current stockholders will retain approximately 50% of the deemed outstanding shares of the common stock of the combined company immediately after the merger and current Neuromed stockholders will own or control approximately 48.5% of the deemed outstanding shares of common stock of the combined company immediately after the merger (a portion of which will be placed in escrow and subject to the terms of the escrow agreement). The release of the escrow shares, and any resulting adjustment of the relative ownership percentage of the then outstanding shares of common stock of the combined company, will be based upon the timing of the FDA’s approval of Exalgo™, which was Neuromed’s lead drug product candidate for the treatment of chronic pain. Exalgo is the subject of a recently filed New Drug Application, or NDA, with positive Phase 3 clinical results. In October and November 2008, following the announcement of Phase 2 clinical trial results for Synavive in subjects with knee osteoarthritis, CombinatoRx undertook two organizational restructurings that reduced its United States workforce by approximately 65%. The restructuring was to conserve capital and realign its business strategy to selectively advance product candidates into clinical trials, apply its cHTS drug discovery technology to identify new product candidates and biological mechanisms of action, continue its funded drug discovery programs and seek additional opportunities for funded discovery in other therapeutic areas, and seek to outlicense its clinical and preclinical product candidates.

CombinatoRx’s efforts to conserve capital are ongoing, and it has substantially reduced its planned expenditures relating to Synavive and its other clinical product candidates. In July 2009, in connection with its entry into the merger agreement with Neuromed, CombinatoRx further reduced its workforce by approximately 36%. The 2009 restructuring is a result of a continuing strategic realignment to focus its efforts on continuing its funded drug discovery and conserving capital in connection with the potential merger transaction with Neuromed.

CombinatoRx’s most advanced product candidate, Synavive, is a novel dissociated glucocorticoid product candidate CombinatoRx has been developing to treat immuno-inflammatory disorders. During 2008 CombinatoRx studied Synavive in a multi-center Phase 2 clinical trial of 279 subjects with knee osteoarthritis, the COMET-1 study. The COMET-1 study was completed in September 2008, and the results of the study were disclosed in October 2008. Subjects who completed the 14-week duration of the COMET-1 study were eligible to participate in an extension study designed to investigate the long-term safety and durability of response for Synavive. The COMET-1 extension study of Synavive was completed in June 2009. Based in part on the results from a Phase 2a clinical trial of Synavive in subjects with rheumatoid arthritis, CombinatoRx advanced Synavive into a Phase 2b clinical trial in subjects with rheumatoid arthritis, the MARS-1 study, which started in 2007 and was targeted to enroll over 600 subjects on a worldwide basis. In July 2008, CombinatoRx discontinued enrollment in the MARS-1 study.

In addition to Synavive, CombinatoRx has been advancing three other product candidates, CRx-401, CRx-191 and CRx-197 through clinical research and development. CRx-401 is a synergistic combination drug candidate containing sustained-release bezafibrate, an anti-dyslipidemia agent approved outside the United States, and a low dose of diflunisal, a widely available analgesic. CRx-401 is thought to have a novel mechanism of action that reduces hyperglycemia and improves HDL and triglyceride levels without promoting weight gain. CRx-401 was evaluated in a 117 subject Phase 2a clinical trial for its anti-diabetic activity in subjects with Type 2 diabetes as an add-on to metformin therapy. The Phase 2a clinical trial of CRx-401 started in 2007 and was completed in March 2009. In May 2009, CombinatoRx reported results from this Phase 2a clinical trial of CRx-401 demonstrating that CRx-401 performed statistically significantly better than bezafibrate on the primary efficacy endpoint of change in fasting plasma glucose. CombinatoRx’s product candidate, CRx-191, is a topical synergistic combination drug candidate thought to have a novel multi-target mechanism that inhibits TNF-a and interferon-gamma, key cell mediators of inflammation. CRx-191 contains the mid-potency glucocorticoid, mometasone, and a low dose of the tricyclic anti-depressant, nortriptyline, co-formulated as a topical cream for the treatment of psoriasis and other glucocorticoid-responsive dermatoses. CombinatoRx conducted a healthy volunteer safety study of CRx-191 during 2007 and conducted a Phase 2a clinical trial of CRx-191 in subjects with psoriasis during the first half of 2008. CombinatoRx’s product candidate, CRx-197, is a selective cytokine modulator containing low concentrations of the antihistamine, loratadine, and the tricyclic anti-depressant, nortriptyline, neither of which is approved for the treatment of topical dermatoses. This combination has been co-formulated as a topical cream for the treatment of atopic dermatitis and other inflammatory dermatoses. CombinatoRx conducted a healthy volunteer safety study for CRx-197 in 2008 and conducted a Phase 2a clinical trial of CRx-197 in subjects with plaque psoriasis at the beginning of 2009. An additional clinical product candidate in CombinatoRx’s portfolio, CRx-170, has completed a Phase 2a clinical trial and may be advanced into further clinical trials. CRx-170, is an oral synergistic combination drug candidate containing low doses of the glucocorticoid, prednisolone, and the tricyclic anti-depressant, nortriptyline, that CombinatoRx has been evaluating for the potential treatment of chronic pain conditions.

CombinatoRx’s management currently uses consolidated financial information in determining how to allocate resources and assess performance. CombinatoRx has determined that it conducts operations in one business segment. The majority of its revenues since inception have been generated in the United States, and all of its long-lived assets are located in the United States.

Critical Accounting Policies

CombinatoRx believes that several accounting policies are important to understanding its historical and future performance. CombinatoRx refers to these policies as “critical” because these specific areas generally require it to make judgments and estimates about matters that are uncertain at the time it makes the estimate, and different estimates—which also would have been reasonable—could have been used, which would have resulted in different financial results.

The critical accounting policies CombinatoRx identified in its most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2008 related to restructuring, revenue recognition, stock-based compensation and accrued expenses. It is important that the discussion of CombinatoRx’s operating results that follows be read in conjunction with the critical accounting policies discussed below as well as those disclosed in its Annual Report on Form 10-K, as filed with the SEC on March 16, 2009.

Restructuring

In accordance with SFAS 146, the facilities related expenses and liabilities associated with CombinatoRx’s November 2008 restructuring include an estimate of the remaining rental obligation, net of estimated sublease income, for a facility CombinatoRx no longer occupies. This estimate and its assumptions, which include an estimate of a sublease rate per square foot as well as a period of time before CombinatoRx is able to enter into a sublease, are reviewed on a regular basis until the outcome is finalized, and CombinatoRx updates its estimates to reflect changed circumstances. It is possible that such estimates could change in the future resulting in additional adjustments, and the effect of any such adjustments could be material.

Revenue Recognition

CombinatoRx has entered into collaborative research and development agreements with other pharmaceutical and biotechnology companies, government agencies and charitable foundations. These agreements are generally in the form of research and development and license agreements. The agreements are for early-stage compounds and are generally focused on specific disease areas. The agreements provide for nonrefundable up-front payments, milestone payments upon achieving significant milestone events and in some cases ongoing research funding. The agreements also contemplate royalty payments on sales if and when the product receives marketing approval by the FDA or other regulatory agency.

CombinatoRx recognizes revenue in accordance with Emerging Issues Task Force, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). For revenue arrangements with software license components, CombinatoRx evaluates the arrangements under the provisions of Statement of Position 97-2 “Software Revenue Recognition” (“SOP 97-2”) and Emerging Issues Task Force, Issue No. 03-5 “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software” in order to determine whether the arrangements should be accounted for under SOP 97-2 or EITF-00-21. Revenue arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered elements. The consideration received is allocated among separate elements based on their respective fair values. Revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. License fees or other amounts received in advance of performance obligations, or in cases where CombinatoRx has a continuing obligation to perform services, are deferred and recognized over the performance period. Revenues from milestone payments that are deemed to be substantive and represent the culmination of a separate earnings process are recorded when the milestone is achieved. Contract revenues are recorded as the services are performed. The periods over which revenue should be recognized are subject to estimates by management and may change over the course of the collaborative agreement. Such a change could have a material impact on the amount of revenue CombinatoRx records in future periods.

Revenue under government grants or cost reimbursement contracts is recognized as CombinatoRx performs the underlying research and development activities.

Stock-Based Compensation

CombinatoRx applies the provisions of SFAS 123R to share-based payments. CombinatoRx estimates the value of its stock options using the Black-Scholes model which requires it to make assumptions regarding stock price volatility and expected term. CombinatoRx analyzes the volatilities and expected terms of a peer group of companies and utilize a stock price volatility in the Black-Scholes model that reflects the average volatility of this peer group and its own historical volatility. CombinatoRx has continued to increase the weight applied to its own historical volatility over time. CombinatoRx utilizes the expected terms from this analysis of peer companies to support the expected term used in the Black-Scholes model.

Upon the adoption of SFAS 123R, CombinatoRx began to estimate the level of stock-based award forfeitures expected to occur and record compensation cost only for those awards that are ultimately expected to vest. CombinatoRx believes that using an average of its own historical data for percentage of option cancellations and actual employee turnover rates derived from periods of business activity most likely to be representative of future periods to be the most appropriate measure of forfeitures. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods. CombinatoRx has determined that the reduction in work force that occurred in the fourth quarter of 2008 and the divestiture of CombinatoRx Singapore in the second quarter of 2009 were one-time occurrences and, therefore, excluded these employees and their stock-based awards from the forfeiture rate calculation.

As of June 30, 2009, there was approximately $5.7 million of total stock-based compensation expense not yet recognized relating to non-vested awards granted under CombinatoRx’s stock option plans and restricted stock agreements as calculated under SFAS 123R. This expense is net of estimated forfeitures and is expected to be recognized over a weighted-average period of approximately 2.4 years. The amount of stock-based compensation expense to be recorded in any future period cannot be accurately predicted due to the uncertainty of future grant levels and actual forfeitures to be recorded. Additionally, changes to the assumptions used in the Black-Scholes model could cause a material change in the amount of stock-based compensation expense to be recorded in future reporting periods.

Accrued Expenses

As part of the process of preparing CombinatoRx’s consolidated financial statements, CombinatoRx is required to estimate certain accrued expenses. This process involves identifying services that third parties have performed on its behalf and estimating the amount of service performed and the associated cost incurred for these services as of the balance sheet date in its consolidated financial statements. Examples of estimated accrued expenses for its business are contract service fees, such as amounts due to clinical research organizations who are supporting clinical trials for its product candidates Synavive, CRx-401, CRx-197 and CRx-191, preclinical and toxicology research services providers and formulation development providers, professional service fees, such as attorneys and accountants, and investigators in conjunction with its clinical trials. In connection with these service fees, CombinatoRx’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual level of services incurred by the service providers. In the event that CombinatoRx does not identify certain costs that have been incurred or CombinatoRx under- or over-estimates the level of services or the costs of such services, its reported expenses for a reporting period could be understated or overstated.

Results of Operations

Discontinued Operations

On June 2, 2009, CombinatoRx divested its 51% equity ownership interest in CombinatoRx Singapore, by selling its 2,602,041 ordinary shares of CombinatoRx Singapore to the other shareholder of CombinatoRx Singapore, BioMedical Sciences, for nominal consideration. CombinatoRx Singapore was formed on August 16, 2005 for the purpose of discovering and developing product candidates to treat infectious diseases.

In connection with the divestiture, CombinatoRx entered into a termination agreement with CombinatoRx Singapore and BioMedical, pursuant to which the parties agreed to terminate all of the prior agreements among CombinatoRx, CombinatoRx Singapore and BioMedical Sciences relating to the joint funding and operations of CombinatoRx Singapore. As a result of the divestiture and the termination of the prior agreements, CombinatoRx Singapore will no longer be affiliated with CombinatoRx, and the issued and outstanding preferred shares and convertible promissory notes issued by CombinatoRx Singapore and held by BioMedical Sciences and are no longer convertible into shares of CombinatoRx common stock.

CombinatoRx also entered into a share purchase agreement with CombinatoRx Singapore and BioMedical Sciences and an intellectual property assignment agreement and transition services agreement with CombinatoRx Singapore. Under the intellectual property assignment agreement, CombinatoRx Singapore has been assigned and retains all infectious disease intellectual property developed by CombinatoRx Singapore with the assistance of CombinatoRx since the formation of CombinatoRx Singapore. Under the share purchase agreement, CombinatoRx has agreed not to compete with CombinatoRx Singapore in the discovery and development of product candidates to treat certain infectious diseases in substantially all markets until June 2, 2010. Under the transition services agreement, CombinatoRx has agreed to provide certain transition services to CombinatoRx Singapore relating to intellectual property, legal, accounting and information technology matters, until the later of the date when all services to be provided are completed and discharged, or September 30, 2009.

CombinatoRx recorded a gain on the divestiture of $15.6 million. The financial results of CombinatoRx Singapore have been reclassified as discontinued operations for all periods presented.

Comparison of the Three Months ended June 30, 2009 and June 30, 2008

Revenue. For the three months ended June 30, 2009, CombinatoRx recorded $3.3 million of revenue from its research and development collaborations with Novartis Institutes of BioMedical Research, Inc., or Novartis, Angiotech Pharmaceuticals, Inc., or Angiotech, Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, Charley’s Fund, the Nash Avery Foundation and GMT Charitable Research, LLC, or the DMD Foundations, Fovea Pharmaceuticals SA, or Fovea and from grants from the National Institutes of Allergy and Infectious Diseases, or NIAID, the United States Army Medical Research Institute for Infectious Diseases, or USAMRIID. For the three months ended June 30, 2008, CombinatoRx recorded $2.9 million of revenue from its research and development collaborations with Angiotech, CFFT, CHDI, Inc. and the DMD Foundations, and from grants from the NIAID and the USAMRIID. The increase in revenue is primarily due to $0.3 million in revenue recognized under CombinatoRx’s research and license agreement with Novartis, which began in May 2009.

Research and Development. Research and development expense for the three months ended June 30, 2009 was $6.1 million compared to $16.0 million for the three months ended June 30, 2008. The $9.9 million decrease was primarily due to a decrease of $5.7 million in preclinical and external clinical expenses, a $3.3 million decrease in compensation and benefits expense, a $0.6 million decrease in lab supplies, facilities, depreciation and other overhead costs related to CombinatoRx’s fourth quarter 2008 restructuring as well as a $0.3 million decrease in non-cash stock-based compensation expense.

The table below summarizes CombinatoRx’s allocation of research and development expenses to its clinical programs Synavive, CRx-401, CRx-197 and CRx-191 for the three months ended June 30, 2009 and 2008. CombinatoRx’s internal project costing methodology does not allocate all of the personnel and other indirect costs from all of its research and development departments to specific clinical and preclinical programs, and such unallocated costs are further summarized in the table below. Unallocated clinical program costs consist primarily of the personnel and other expenses for its clinical operations, medical affairs, biostatistics, data systems, medical writing and clinical program leadership departments, all of which supported the development of its clinical product candidates Synavive, CRx-401, CRx-197 and CRx-191. Preclinical program costs consist of the personnel and other expenses allocated to CombinatoRx’s internally funded preclinical programs, as well as the direct costs allocated to all of its research collaborations. Unallocated clinical and preclinical program costs consist primarily of the personnel and other expenses for CombinatoRx’s formulations, pharmacology, regulatory, quality, new products and discovery departments, all of which supported the development of both CombinatoRx’s clinical product candidates Synavive, CRx-401, CRx-197 and CRx-191, as well as its preclinical product candidates. Infrastructure and support costs consist of facility costs, depreciation and amortization and costs for research and development support personnel such as its informatics and facilities departments.

	Three Months Ended June 30, (in thousands)
	2009	2008
Synavive	$793	$7,375
CRx-401	360	593
CRx-197	(138)	586
CRx-191	5	221
Unallocated clinical program costs	158	441

Total clinical program costs	1,178	9,216

Preclinical program costs	1,520	2,424
Unallocated clinical and preclinical program costs	495	1,814
Infrastructure and support costs	2,576	1,904
Non-cash employee and non-employee stock-based compensation expense	337	635

Total research and development expenses	$6,106	$15,993

Following CombinatoRx’s restructurings, CombinatoRx expects its research and development costs to continue to decrease as it completes clinical trials of its product candidates and focuses on drug discovery, research and preclinical development. Further, CombinatoRx expects decreased research and development expenses as a result of the completion of research activities under its agreements with CFFT and CHDI. CombinatoRx may select product candidates and research projects for further development on an ongoing basis in response to their preclinical and clinical success and commercial potential. Due to the fact that CombinatoRx’s most advanced product candidates are in the earlier stages of development, CombinatoRx cannot estimate anticipated completion dates and when it might receive material net cash inflows from future collaboration agreements with sponsored research funding, up-front payments, milestones or royalties.

General and Administrative. General and administrative expense for the three months ended June 30, 2009 was $4.8 million compared to $3.8 million for the three months ended June 30, 2008. The $1.0 million increase was primarily due to the increase in professional fees and consulting expenses associated with CombinatoRx’s proposed merger agreement with Neuromed.

Restructuring. For the three months ended June 30, 2009, CombinatoRx recorded a restructuring credit of $0.4 million related to a change in estimate of facility exit costs associated with the November 2008 restructuring.

Interest Income. Interest income for the three months ended June 30, 2009 was $0.1 million compared to $0.6 million for the three months ended June 30, 2008. The $0.5 million decrease was primarily due to decreases in CombinatoRx’s average cash and short-term investments balances and significantly lower average interest rates for the securities held in CombinatoRx’s investment portfolio.

Interest Expense. Interest expense for the three months ended June 30, 2009 was less than $0.1 million compared to $0.2 million for the three months ended June 30, 2008. This decrease was due to the repayment of equipment lines of credit with General Electric Capital Corporation and its affiliates, or GECC, in December 2008.

Comparison of the Six Months ended June 30, 2009 and June 30, 2008

Revenue. For the six months ended June 30, 2009, CombinatoRx recorded $6.0 million of revenue from its research and development collaborations with Novartis, Fovea, Angiotech, CFFT, CHDI, Inc. and the DMD Foundations, and from grants from the NIAID and USAMRIID. For the six months ended June 30, 2008, CombinatoRx recorded $5.9 million of revenue from its research and development collaborations with Angiotech, CFFT, CHDI, Inc. and the DMD Foundations, and from grants from the NIAID and USAMRIID.

Research and Development. Research and development expense for the six months ended June 30, 2009 was $13.2 million compared to $31.7 million for the six months ended June 30, 2008. The $18.5 million decrease was primarily due to a decrease of $9.4 million in preclinical and external clinical expenses, a $6.2 million decrease in compensation and benefit expenses, associated with reduced headcount attributable to the fourth quarter 2008 restructuring, a $2.5 million decrease in consulting, lab supplies, facilities, depreciation and other overhead costs related to CombinatoRx’s fourth quarter 2008 restructuring, as well as a $0.4 million decrease in non-cash stock-based compensation expense.

The table below summarizes CombinatoRx’s allocation of research and development expenses to its clinical programs Synavive, CRx-401, CRx-197 and CRx-191 for the six months ended June 30, 2009 and 2008. CombinatoRx’s internal project costing methodology does not allocate all of the personnel and other indirect costs from all of CombinatoRx’s research and development departments to specific clinical and preclinical programs, and such unallocated costs are further summarized in the table below. Unallocated clinical program costs consist primarily of the personnel and other expenses for CombinatoRx’s clinical operations, medical affairs, biostatistics, data systems, medical writing and clinical program leadership departments, all of which supported the development of its clinical product candidates Synavive, CRx-401, CRx-197 and CRx-191. Preclinical program costs consist of the personnel and other expenses allocated to CombinatoRx’s internally funded preclinical programs, as well as the direct costs allocated to all of its research collaborations. Unallocated clinical and preclinical program costs consist primarily of the personnel and other expenses for CombinatoRx’s formulations, pharmacology, regulatory, quality, new products and discovery departments, all of which supported the development of both CombinatoRx’s clinical product candidates Synavive, CRx-401, CRx-197 and CRx-191, as well as its preclinical product candidates. Infrastructure and support costs consist of facility costs, depreciation and amortization and costs for research and development support personnel such as CombinatoRx’s informatics and facilities departments.

	Six Months Ended June 30, (in thousands)
	2009	2008
Synavive	$2,487	$13,457
CRx-401	1,042	1,624
CRx-197	129	1,193
CRx-191	52	683
Unallocated clinical program costs	235	1,105

Total clinical program costs	3,945	18,062

Preclinical program costs	3,125	5,053
Unallocated clinical and preclinical program costs	1,051	3,072
Infrastructure and support costs	4,271	4,244
Non-cash employee and non-employee stock-based compensation expense	851	1,256

Total research and development expenses	$13,243	$31,687

General and Administrative. General and administrative expense for the six months ended June 30, 2009 was $8.5 million compared to $7.6 million for the six months ended June 30, 2008. The $0.9 million increase was primarily due to the $1.5 million increase in professional and consulting fees associated with CombinatoRx’s ongoing strategic realignment and the merger agreement with Neuromed offset by a $0.4 million decrease in non-cash stock-based compensation and a $0.2 million decrease in compensation and benefits expense.

Restructuring. For the six months ended June 30, 2009, CombinatoRx recorded a net restructuring charge of $16 primarily related to termination benefits for employees that provided service beyond the minimum retention period of sixty days after notification in November 2008 offset by a reduction in restructuring expense attributable to a change in estimate of facility exit costs.

Interest Income. Interest income for the six months ended June 30, 2009 was $0.2 million compared to $1.7 million for the six months ended June 30, 2008. The $1.5 million decrease was primarily due to decreases in CombinatoRx’s average cash and short-term investments balances and significantly lower average interest rates for the securities held in CombinatoRx’s investment portfolio.

Interest Expense. Interest expense for the six months ended June 30, 2009 was less than $0.1 million compared to $0.4 million for the six months ended June 30, 2008. This decrease was due to the repayment of equipment lines of credit with GECC in December 2008.

Years Ended December 31, 2008 and 2007 (as adjusted for discontinued operations)

Revenue. For the year ended December 31, 2008, CombinatoRx recorded $12.3 million of revenue from its research and collaboration agreements with Angiotech, CFFT, CHDI HenKan and the DMD foundations and from government contracts and grants from NIAID and USAMRIID. For the year ended December 31, 2007, CombinatoRx recorded $13.8 million of revenue from its research and collaboration agreements with Angiotech, CFFT, CHDI, Fovea and the DMD foundations and from government contracts and grants from NIAID and SAIC (NINDS). The $1.5 million decrease in revenue is primarily due to the $1.7 million reduction in revenue recognized under CombinatoRx’s research and license agreement with Angiotech as a result of the 2007 collaboration period extension, the completion of the NINDS program in 2007, reduced personnel on its CHDI collaboration and the 2007 amendment with Fovea which led to the recognition of the remaining $0.7 million in deferred revenue. These decreases are offset by the $0.5 million increase in revenue recognized due to the termination of CombinatoRx’s collaboration with HenKan in December 2008, as well as increased efforts under its research agreements with the DMD foundations and CFFT and under CombinatoRx’s other government contracts and grants.

Research and Development. Research and development expense for the year ended December 31, 2008 was $55.3 million compared to $51.4 million for the year ended December 31, 2007. The $3.9 million increase from the 2007 period to the 2008 period was primarily due to an increase of $1.7 million for personnel-related expenses in order to support expanded activities in CombinatoRx’s research, clinical development, and regulatory departments and a $9.6 million increase in external clinical trial costs. The increase was primarily offset by decreases in formulation development, external consulting and preclinical spending totaling approximately $6.2 million in addition to a $1.1 million decrease in noncash compensation expense due to a decrease in new grants and completion of vesting of options granted in 2003 and 2004 at below fair market value.

The table below summarizes CombinatoRx’s allocation of research and development expenses to its clinical programs, including Synavive, CRx-401, CRx-191 and CRx-197 for the years ended December 31, 2008 and 2007. During the first quarter of 2007, CombinatoRx implemented a project costing methodology and system which enabled it to allocate external direct costs and internal direct costs such as personnel costs, supplies and materials for certain research and development departments directly to projects for periods after January 1, 2007. CombinatoRx’s internal project costing methodology does not allocate all of the personnel and other indirect costs from all of its research and development departments to specific clinical and preclinical programs, and such unallocated costs are further summarized in the table below. Unallocated clinical program costs consist primarily of the personnel and other expenses for CombinatoRx’s clinical operations, medical affairs, biostatistics, data systems, medical writing and clinical program leadership departments, all of which support the development of its clinical product candidates Synavive, CRx-401, CRx-191 and CRx-197. Preclinical program costs consist of the personnel and other expenses allocated to CombinatoRx’s internally funded preclinical programs and the research activities of CombinatoRx Singapore, as well as the direct costs allocated to all of its research collaborations, including the personnel costs of its alliance management department. Unallocated clinical and preclinical program costs consist primarily of the personnel and other expenses for CombinatoRx’s formulations, pharmacology, regulatory, quality, new products and discovery departments, all of which supported the development of both its clinical product candidates Synavive, CRx-401, CRx-191 and CRx-197, as well as its preclinical product candidates. Infrastructure and support costs consist of facility costs, depreciation and amortization and costs for research and development support personnel such as CombinatoRx’s informatics and facilities departments.

	Year Ended December 31,
	2008	2007
	(in thousands)
Synavive	$21,021	$14,175
CRx-401	3,491	648
CRx-197	2,448	—
CRx-191	1,196	1,761
Unallocated clinical program costs	2,286	5,562

Total clinical program costs	30,442	22,146

Preclinical program costs	9,906	10,166
Unallocated clinical and preclinical program costs	5,414	7,805
Infrastructure and support costs	7,236	7,900
Noncash employee and non-employee stock-based compensation expense	2,298	3,395

Total research and development expenses	$55,296	$51,412

General and Administrative. General and administrative expense for the year ended December 31, 2008 was $14.5 million compared to $16.9 million for the year ended December 31, 2007. The $2.4 million decrease from the 2007 period to the 2008 period was primarily due to a $0.9 million reduced salary and benefit expense related to CombinatoRx’s fourth quarter 2008 restructuring, a $0.6 million decrease in consulting and a $0.9 million decrease in noncash compensation expense due to a decrease in new grants and completion of vesting of options granted in 2003 and 2004 at below fair market value.

Restructuring. In the fourth quarter of 2008, CombinatoRx recorded a restructuring charge of $4.6 million primarily related to termination benefits, facility charges and asset impairments.

Interest Income. Interest income decreased to $2.3 million for the year ended December 31, 2008 from $5.0 million for the year ended December 31, 2007. The decrease in interest income was primarily caused by decreases in CombinatoRx’s average cash and short-term investments balances and lower average interest rates for the securities held in its investment portfolio.

Interest Expense. Interest expense remained unchanged at $0.7 million for the year ended December 31, 2008.

Liquidity and Capital Resources

Since CombinatoRx’s inception in March 2000 until its initial public offering on November 9, 2005, CombinatoRx has funded its operations principally through the private placement of equity securities, which provided net proceeds of approximately $104.9 million. CombinatoRx’s initial public offering provided net proceeds of $43.8 million, a private placement of its common stock in March 2006 provided net proceeds of

$45.4 million and a public offering of its common stock in October 2007 provided net proceeds of $33.0 million. CombinatoRx has also generated funds from debt financing and payments from its collaboration partners. As of June 30, 2009, CombinatoRx had cash, cash equivalents and short-term investments of approximately $30.6 million, which includes $4.1 million of restricted cash. CombinatoRx’s funds are primarily invested in short-term, investment-grade securities, commercial paper, government agency securities and U.S. Treasury money market funds, and as such, CombinatoRx does not believe there is significant risk in its investment portfolio as of June 30, 2009.

For the six months ended June 30, 2009, CombinatoRx received $8.1 million in payments from its collaborations and research and development agreements with Novartis, Fovea, CFFT, CHDI, Inc. and the DMD Foundations, and grants from the NIAID and USAMRIID. CombinatoRx expects that its sources of funding in the future will also include, subject to its satisfying conditions, additional research funding, license fees, potential milestone payments and royalties relating to CombinatoRx’s collaboration and research and development agreements with Novartis, Angiotech, CFFT, the DMD Foundations and government grants from the NIAID and USAMRIID and any other collaborative agreements into which CombinatoRx might enter.

Based on CombinatoRx’s current operating plans, it expect its resources to be sufficient to fund its planned operations into 2012. However, CombinatoRx may require significant additional funds earlier than it currently expect if its research and development expenses exceed its current expectations or its collaboration funding is less than current expectations. CombinatoRx may seek additional funding through collaboration agreements and public or private financings of debt or equity capital. Additional funding may not be available to CombinatoRx on acceptable terms or at all. If CombinatoRx is unable to obtain funding on a timely basis, CombinatoRx may be required to significantly curtail one or more of its research or development programs or its operations. CombinatoRx also could be required to seek funds through arrangements with collaborators or others that may require CombinatoRx to relinquish rights to some of its technologies or product candidates which CombinatoRx would otherwise pursue on its own.

CombinatoRx’s operating activities from continuing operations used cash of $13.2 million for the six months ended June 30, 2009 and used cash of $27.6 million for the six months ended June 30, 2008. The decrease in the net use of cash in operating activities is primarily attributed to a $16.5 million decrease in loss from continuing operations, offset by working capital adjustments in accounts payable, accrued expenses and accrued restructuring.

CombinatoRx’s investing activities provided cash of $9.2 million for the six months ended June 30, 2009 and provided cash of $26.7 million for the six months ended June 30, 2008. The cash provided by investing activities for the six months ended June 30, 2009 was primarily due to sales and maturities of short-term investments and proceeds from the sale of fixed assets, partially offset by purchases of property and equipment and the loss from the sale of CombinatoRx’s equity interest in CombinatoRx Singapore.

CombinatoRx’s financing activities were not a significant source of cash for the six months ended June 30, 2009 and used cash of $1.5 million for the six months ended June 30, 2008. The use of cash in the six months ended June 30, 2008 is primarily due to the repayment of notes payable to GECC, which were repaid in full in December 2008.

As of March 31, 2009, CombinatoRx Singapore had $19.4 million in convertible notes payable, representing $17.5 million in principal amount of convertible promissory notes issued by CombinatoRx Singapore to BioMedical Sciences on August 30, 2005, June 8, 2006, May 30, 2007 and August 5, 2008 and accrued interest of $1.9 million. The notes bore interest at an annual rate of 5% and were due and payable on December 31, 2009, unless CombinatoRx elected to prepay the notes before that date through CombinatoRx Singapore. On June 2, 2009, CombinatoRx divested its 51% equity ownership interest in CombinatoRx Singapore, by selling its 2,602,041 ordinary shares of CombinatoRx Singapore to the other shareholder of CombinatoRx Singapore,

BioMedical Sciences, for nominal consideration. In connection with the divestiture, CombinatoRx, CombinatoRx Singapore and BioMedical Sciences entered into a termination agreement pursuant to which the parties agreed to terminate all of the prior agreements among CombinatoRx, CombinatoRx Singapore and BioMedical Sciences relating to the joint funding and operations of CombinatoRx Singapore. As a result of the divestiture and the termination of the prior agreements, CombinatoRx Singapore is no longer affiliated with CombinatoRx, and the issued and outstanding preferred shares and convertible promissory notes issued by CombinatoRx Singapore and held by BioMedical Sciences are no longer convertible into shares of common stock. CombinatoRx also entered into a share purchase agreement with CombinatoRx Singapore and BioMedical Sciences and an intellectual property assignment agreement with CombinatoRx Singapore. Under the intellectual property assignment agreement, CombinatoRx Singapore has been assigned and retains all infectious disease intellectual property developed by CombinatoRx Singapore with the assistance of CombinatoRx since the formation of CombinatoRx Singapore. Under the share purchase agreement, CombinatoRx has agreed not to compete with CombinatoRx Singapore in the discovery and development of product candidates to treat certain infectious diseases in substantially all markets until June 2, 2010.

On August 3, 2009, CombinatoRx entered into a second amendment to its office and laboratory lease for approximately 63,000 square feet of office and laboratory space at its Cambridge, Massachusetts facility. The lease term extends through January 2017. Under the terms of the second amendment, CombinatoRx’s occupancy of approximately 18,035 square feet of leased office premises located on the sixteenth floor of the facility ceased as of June 16, 2009, and CombinatoRx was liable for rent payments and occupancy costs on the office premises through September 30, 2009. Under the terms of the second amendment, CombinatoRx’s occupancy and liability for rent payments and occupancy costs of approximately 22,095 square feet of leased lab premises located on the fourth floor of the of the facility ceased as of September 15, 2009. As consideration for the right to cease occupancy of the office premises and the lab premises, CombinatoRx agreed to pay the landlord $500,000 on or before October 1, 2009, $500,000 on or before January 1, 2010 and $500,000 on or before July 1, 2010. Under the terms of the lease, as amended, CombinatoRx will continue to lease and occupy approximately 23,199 square feet of office and laboratory space with a lease term until January 2017. As a result of the lease amendment, excluding anticipated reductions in management fees payable by CombinatoRx to the landlord, CombinatoRx has reduced its aggregate obligations under its operating lease for the Cambridge facility by approximately $11.4 million.

Off-Balance Sheet Arrangements

CombinatoRx does not have any off-balance sheet arrangements or relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities.

COMBINATORX PRINCIPAL STOCKHOLDERS

The following table sets forth the amount of common stock of CombinatoRx beneficially owned, directly or indirectly, as of September 30, 2009, by (i) each current director of CombinatoRx, (ii) each named executive officer of CombinatoRx, (iii) all current directors and executive officers of CombinatoRx as a group, and (iv) each person who is known to CombinatoRx to beneficially own more than five percent (5%) of the outstanding shares of common stock of CombinatoRx, as determined through SEC filings, and the percentage of the common stock outstanding represented by each such amount. All shares of common stock shown in the table reflect sole voting and investment power except as otherwise noted. Unless otherwise indicated, the address for each person listed below is c/o CombinatoRx, Incorporated, 245 First Street, 3rd Floor, Cambridge, Massachusetts 02142.

Beneficial ownership is determined by SEC rules and includes voting or investment power of the securities. As of September 30, 2009, CombinatoRx had 35,063,881 shares of common stock outstanding. Shares of common stock subject to options or other rights to purchase which are now exercisable or are exercisable within 60 days after September 30, 2009 are to be considered outstanding for purposes of computing the percentage ownership of the persons holding these options or other rights but are not to be considered outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Entities affiliated with BVF Inc.(1)	10,649,271	30.4%

Directors and Named Executive Officers
Alexis Borisy(2)	1,068,186	3.0%
Robert Forrester(3)	559,174	1.6%
Lynn Baird(4)	0	*
Jason Cole(5)	231,819	*
Justin Renz(6)	83,124	*
Sally Crawford(7)	26,562	*
Barbara Deptula(8)	63,556	*
Patrick Fortune(9)	1,527,495	4.4%
Frank Haydu(10)	64,999	*
Michael Kauffman(11)	43,571	*
W. James O’Shea(12)	26,562	*
Richard Pops(13)	119,856	*
All current executive officers and directors as a group (10 persons)(14)	2,746,718	7.6%

*	Represents holdings of less than 1%.
(1)

The address for BVF Inc. is 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611. Based solely on a Schedule 13D/A dated December 10, 2008 (the “13D/A”), Biotechnology Value Fund L.P. (“BVF”) beneficially owns 2,391,971 shares of common stock, Biotechnology Value Fund II, L.P. (“BVF2”) beneficially owns 1,665,900 shares of common stock, BVF Investments, L.L.C. (“BVLLC”) beneficially owns 5,951,000 shares of common stock, Investment 10, L.L. C. (“ILL10”) beneficially owns 640,400 shares of common stock, BVF Partners L.P. (“Partners”) may be deemed to beneficially own 10,649,271 shares of common stock and BVF Inc. may be deemed to beneficially own 10,649,271 shares of common stock. BVF shares voting and dispositive power over the 2,391,971 shares it beneficially owns with Partners, BVF2 shares voting and dispositive power over the 1,665,900 shares it beneficially owns with Partners, BVLLC shares voting and dispositive power over the 5,951,000 shares it beneficially owns with Partners and ILL10 shares voting and dispositive power over the 640,400 shares it beneficially owns with Partners.

According to the 13 D/A, Partners and BVF Inc. share voting and dispositive power over the 10,649,271 shares of they may be deemed beneficially to own with BVF, BVF2 and BVLLC, and ILL10. Mark N. Lampert (“Lampert”), an individual, is the sole shareholder, sole director and an officer of BVF Inc. Partners is the general partner of BVF and BVF2, which are investment funds. Partners also is the manager of BVLLC, which is also an investment fund. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment advisor to and general partner of Partners. Lampert has sole voting and sole dispositive power with respect to the shares of common stock deemed to be beneficially owned by entities affiliated with BVF Inc., including BVF Inc. and Partners.

(2)	Mr. Borisy’s employment with CombinatoRx ended effective July 1, 2009. Consists of 312,204 shares of common stock and 755,982 shares of common stock underlying options exercisable within 60 days of September 30, 2009.
(3)	Consists of 18,133 shares of common stock, 6,250 shares of restricted common stock and 534,791 shares of common stock underlying options exercisable within 60 days of September 30, 2009. A total of 3,000 shares of the common stock beneficially owned by Mr. Forrester is held by trusts to benefit his minor children.
(4)	Dr. Baird’s employment with CombinatoRx ended effective January 30, 2009.
(5)	Consists of 3,617 shares of common stock, 18,750 shares of restricted common stock and 209,452 shares of common stock underlying options exercisable within 60 days of September 30, 2009.
(6)	Consists of 83,124 shares of common stock underlying options exercisable within 60 days of September 30, 2009.
(7)	Consists of 26,562 shares of common stock underlying options exercisable within 60 days of September 30, 2009.
(8)	Consists of 63,556 shares of common stock underlying options exercisable within 60 days of September 30, 2009.
(9)	Consists of 36,428 shares of common stock underlying options exercisable within 60 days of September 30, 2009 and 6,335 shares of common stock held by Boston Millennia Associates II Partnership; 175,215 shares of common stock held by Boston Millennia Partners GmbH & Co. KG; 1,230,438 shares of common stock held by Boston Millennia Partners II Limited Partnership; 58,941 shares of common stock held by Boston Millennia Partners II-A Limited Partnership; and 11,067 shares of common stock held by Strategic Advisors Fund Limited Partnership. Patrick Fortune is a partner of Glen Partners II Limited Partnership, the sponsor of some of these investment funds. Dr. Fortune disclaims beneficial ownership of the shares held by each of the Boston Millennia funds, except to the extent of his pecuniary interest therein.
(10)	Consists of 64,999 shares of common stock underlying options exercisable within 60 days of September 30, 2009.
(11)	Consists of 43,571 shares of common stock underlying options exercisable within 60 days of September 30, 2009.
(12)	Consists of 26,562 shares of common stock underlying options exercisable within 60 days of September 30, 2009.
(13)	Consists of 119,856 shares of common stock underlying options exercisable within 60 days of September 30, 2009.
(14)	See footnotes 3 and 5-13 above.

DESCRIPTION OF COMBINATORX COMMON STOCK

General

The authorized capital stock of CombinatoRx consists of 60,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.001 per share. As of September 30, 2009, there were 35,063,881 shares of CombinatoRx common stock outstanding and no shares of preferred stock outstanding. In order to consummate the merger, CombinatoRx is seeking stockholder approval pursuant to this joint proxy statement/prospectus to amend its sixth amended and restated certificate of incorporation to increase the authorized CombinatoRx common stock from 60,000,000 shares to 200,000,000 shares.

Common Stock

The holders of CombinatoRx common stock are entitled to one vote for each share held of record on all matters voted upon by CombinatoRx’s stockholders and may not cumulate votes. Subject to the rights of holders of any future series of undesignated preferred stock which may be designated, each share of the outstanding common stock is entitled to participate ratably in any distribution of net assets made to the stockholders in the liquidation, dissolution or winding up of CombinatoRx and is entitled to participate equally in dividends if and when declared by the CombinatoRx board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to shares of CombinatoRx common stock. All shares of CombinatoRx common stock have equal rights and preferences.

Preferred Stock

The CombinatoRx board of directors has the authority, without further stockholder approval, to issue 5,000,000 shares of preferred stock, defined in one or more series, and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions of such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of CombinatoRx, which may discourage bids for CombinatoRx common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, CombinatoRx common stock. CombinatoRx has no present plans to issue any shares of preferred stock.

Classified Board

The CombinatoRx board of directors is divided into three classes and no one class shall have more than one director more than any other class. Cumulative voting is not permitted.

Transfer Agent and Registrar

The transfer agent and registrar for CombinatoRx’s common stock is Computershare Trust Company, N.A.

The NASDAQ Global Market

CombinatoRx common stock is listed on The NASDAQ Global Market under the symbol “CRXX” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred). To enable CombinatoRx to maintain its eligibility for the continued listing of its common stock on The NASDAQ Global Market, CombinatoRx is seeking stockholder approval pursuant to this joint proxy statement/prospectus to authorize an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect a reverse stock split of the issued and outstanding shares of CombinatoRx common stock pursuant to which any whole number of outstanding shares between and including two and eight would be combined and reclassified into one share of CombinatoRx common stock (such exact amount to be determined by the CombinatoRx board of directors). The reverse split will become effective at a time mutually agreed to by CombinatoRx and Neuromed. The staff of the NASDAQ Stock Market LLC recently advised CombinatoRx that it does not believe the merger with Neuromed constitutes a “change of control” under the NASDAQ listing rules, and CombinatoRx common stock recently has been trading above $1.00, NASDAQ’s minimum bid price requirement. In any event, the CombinatoRx board of directors may elect to undertake the reverse stock split if the CombinatoRx trading price declines, or for other business reasons.

NEUROMED’S BUSINESS

Business Overview

Neuromed is an emerging biopharmaceutical company focused on developing therapies for pain and other indications. To date, Neuromed has been pursuing a two pronged business strategy: to enhance the therapeutic and commercial attractiveness of proven drugs and to develop novel small molecule selective calcium channel blockers for the treatment of acute and chronic pain and other indications.

Exalgo

Neuromed has been developing ExalgoTM, an extended-release formulation of the opioid hydromorphone hydrochloride, or hydromorphone, through phase 3 clinical trials as a product candidate to treat moderate to severe pain. Hydromorphone, an opioid analgesic, is five to eight times more potent than morphine and has a long history of effective use for the control of pain. Exalgo uses the OROS® PUSH-PULLTM formulation technology to control the release of hydromorphone over an extended period and is intended to provide moderate to severe chronic pain patients with 24 hours of pain relief with a single daily dose. Widely used for the treatment of moderate to severe pain, current formulations of hydromorphone in the United States require multiple doses per day if intended to provide 24 hours of effective pain control. The same OROS® hydromorphone formulation as Exalgo is currently marketed for severe pain by Janssen-Cilag, a wholly-owned subsidiary of Johnson & Johnson, in several European countries under the brand name JURNISTA™. The OROS® PUSH-PULLTM formulation technology utilized for Exalgo has been used clinically for more than two decades and in more than a dozen marketed products including Procardia XL®, DITROPAN XL® and CONCERTA®.

Neuromed believes that, if approved by the FDA, Exalgo will have the following potential benefits:

•	Availability of the most potent oral opioid, hydromorphone, in a once-daily formulation may be attractive to patients and prescribing physicians;

•	Market acceptance of Exalgo may be facilitated by physicians’ familiarity with hydromorphone; and

•

Although Neuromed is not currently seeking a tamper-resistance label for Exalgo from the FDA, the tamper-resistant features of the OROS® PUSH-PULLTM technology used in Exalgo may eventually be of interest to prescribers.

For those patients who rely on multiple doses of hydromorphone for chronic pain relief or those patients for whom other opioids are unsatisfactory, Neuromed believes a long-acting formulation of hydromorphone could be beneficial.

In June 2009, Neuromed entered into an asset purchase agreement with Mallinckrodt Inc., or Mallinckrodt, a subsidiary of Covidien plc, or Covidien, to sell all of the tangible and intangible assets associated with Exalgo, including the rights to develop and commercialize the product candidate in the United States. As part of the asset purchase agreement, Neuromed has received initial payments of $15.0 million. If Exalgo is approved by the FDA, Neuromed will receive an additional milestone payment of $30.0 million which could potentially increase up to $40.0 million, and tiered royalties on Mallinckrodt’s sales of Exalgo ranging from a mid to high-single digit percentage of net sales. Mallinckrodt will continue to pay these royalties on net sales for as long as it is selling Exalgo although the royalty rate will be reduced upon the earlier to occur of generic competition or June 11, 2024. Neuromed also entered into a development and transition services agreement with Mallinckrodt, pursuant to which Neuromed will perform certain clinical development and regulatory activities through the date of FDA approval of Exalgo. These activities are at Mallinckrodt’s cost and expense, capped at $16.0 million.

Prior to entering into the asset purchase agreement with Mallinckrodt, Neuromed studied Exalgo in two parallel double-blind, placebo-controlled phase 3 clinical trials, one in lower back pain, or LBP, and the other in osteoarthritic pain, or OA, which together have enrolled over 450 subjects. In March 2009, Neuromed announced that the Exalgo LBP clinical trial met its primary efficacy endpoint and that the results were statistically significant (p<0.0001). The primary efficacy endpoint was the mean change from baseline to week 12 (or last visit) of average weekly pain intensity scores compared to the placebo group, measured using an 11-point Likert Numerical Rating Scale. The Exalgo OA clinical trial has enrolled approximately 200 subjects, and is not closed to further enrollment. The protocols for these clinical trials were agreed to by the FDA under special protocol assessments, or SPAs.

The FDA indicated in an approvable letter for Exalgo, which was issued to the original owner of Exalgo, that the conduct of one adequate and well-controlled study, with multiple-dosing of the to-be-marketed formulation, in the setting of moderate to severe pain, is the only additional clinical efficacy requirement to be satisfied before Exalgo can be approved for marketing in the United States. Neuromed believes that the successful completion of its phase 3 clinical trial in LBP should meet this additional clinical efficacy requirement. As a result of the completion of the phase 3 LBP clinical trial, on May 22, 2009, Neuromed submitted to the FDA a response to the approvable letter seeking approval for Exalgo for the management of moderate to severe pain in opioid tolerant patients requiring continuous, around-the-clock opioid analgesia for an extended period of time. On June 12, 2009, the FDA informed Neuromed that the Exalgo submission would be classified as a complete, class 2 response with a corresponding Prescription Drug User Fee Act, or PDUFA, review date of November 22, 2009. On September 23, 2009, a joint meeting of the FDA’s Anesthetic and Life Support Drugs and Drug Safety and Risk Management Advisory Committees was held to discuss the complete response submission for Exalgo. The FDA requested advice from the joint advisory committee on the Exalgo new drug application and the risk evaluation and mitigation strategy, or REMS, for Exalgo proposed by Mallinckrodt. The joint advisory committee did not vote, but did provide feedback to the FDA regarding the proposed Exalgo REMS plan. The FDA is not obligated to follow the recommendations of an advisory committee, but may consider such advice prior to deciding whether to approve a new drug application and what sort of REMS program it would require upon approval.

Proprietary Calcium Channel Programs

The N-type and T-type calcium channels in cells are important to the regulation of the body’s nervous and cardiovascular systems. Neuromed is developing proprietary novel compounds to potentially treat pain and other diseases by selectively blocking these calcium channels. Neuromed’s calcium channel programs have the potential to produce a new class of analgesics for the treatment of both acute and chronic pain, with the potential for safety and efficacy advantages over existing analgesics. Neuromed’s T-type calcium channel blockers show promise in acute and chronic pain as well as in epilepsy and cardiovascular diseases such as hypertension. Neuromed believes its N-type calcium channel blockers have the potential to be efficacious across a wide variety of chronic pain states.

Neuromed’s orally-administered T-type calcium channel blockers have shown efficacy in animal models of acute and chronic pain, epilepsy and hypertension. Neuromed intends to further develop its T-type calcium channel programs and will seek to enter into research, development and commercialization collaborations with third parties, as appropriate.

Neuromed is developing an N-type calcium channel program that it believes has the potential to treat a variety of chronic pain conditions. Neuromed’s N-type calcium channel programs were previously licensed to Merck & Co. Inc., or Merck, as part of a research collaboration and license agreement which was terminated by Merck effective September 6, 2009. Upon termination of the agreement with Merck, Merck’s exclusive license to Neuromed’s N-type calcium channel intellectual property terminated, and Neuromed has an exclusive license to all jointly owned patents created in collaboration with Merck relating to the Neuromed N-type calcium channel compounds Merck was advancing. Following termination of the agreement, Merck is entitled to compensation in the event a compound developed or commercialized by Neuromed is covered by a patent jointly owned with Merck.

Overview of the Pain Market

Clinical Pain

Pain results from sensory nerve stimulation often associated with actual or potential tissue damage. Specific nerve fibers carry the pain signal across the nervous system to the brain, where it is recognized as pain. Pain is generally characterized on two dimensions, intensity and duration.

Pain intensity is typically expressed as mild, moderate or severe. Mild pain results from relatively common conditions such as headaches, sprains or strains. Moderate pain results from conditions such as surgery, severe strains or sprains. Severe pain results from serious underlying illnesses such as cancer, AIDS, osteoarthritis, lower back pain and diabetic neuropathy.

Pain duration is expressed as acute or chronic. Acute pain often subsides in a short period of time and is typically associated with tissue injury such as surgery, a cut, a joint dislocation, or pressure on a nerve. Chronic pain persists for long periods of time and may involve underlying changes in the nervous system producing unusual sensitivity to touch, shooting pains, aching and other often disabling pain symptoms.

Pain Treatment Market

NSAIDs, including COX-2 inhibitors, used to treat mild to moderate pain, are widely prescribed within the pain pharmaceutical market. NSAIDs are drugs with analgesic, fever-reducing and anti-inflammatory effects. As a class, NSAIDs are usually prescribed as first-line treatment; however, their relatively low potency may result in insufficient pain control for the patient. The long-term use of NSAIDs may result in side effects such as gastrointestinal bleeding, liver and kidney damage and cardiovascular-related complications.

Opioids have long been prescribed to treat moderate to severe pain and are regarded as the most potent class of analgesics. When used for extended periods, however, opioids can lead to intolerable side-effects, the development of tolerance, dependence and addiction. Tolerance means that increasing doses of opioids are required to maintain effective pain relief. Dependence means reliance on the drug and the existence of significant withdrawal symptoms upon cessation of drug administration. Addiction refers to drug-seeking behaviors characterized by a continued craving for the opioid and the need to use it for effects other than pain relief. As a consequence of these and other serious side effects, opioids are usually prescribed when other treatments for chronic pain have failed. In general, the more severe or chronic the pain, the more likely an opioid will be prescribed.

Despite the availability of many drugs to treat chronic pain, the results of a 2006 survey of chronic pain sufferers conducted by the American Pain Foundation, found that approximately 51% of the respondents felt that they had little or no control over their pain. Neuromed believes that this lack of adequate pain control, particularly in patients with moderate to severe chronic pain, represents a significant therapeutic gap in current pain management.

Neuromed’s Programs

The following table summarizes Neuromed’s current programs.

Programs	Indication(s)	Licensing/ Collaboration Status	Status of Program
Exalgo (hydromorphone)	Moderate to severe chronic pain	Rights sold to Mallinckrodt.	NDA filed

N-type Program	Chronic pain	None(1)	Preclinical

T-type Program	Acute and chronic pain, Epilepsy, Hypertension	None	Preclinical

(1)	Collaboration with Merck will terminate in September 2009.

Exalgo

Exalgo is intended to provide moderate to severe chronic pain patients with 24 hours of pain relief with a single dose. If approved as a once-daily formulation, Neuromed expects that Exalgo would have the primary advantage of being the most potent oral, long-acting opioid available in the United States offering an effective once-daily therapy for moderate to severe pain. OROS® hydromorphone, the same formulation as Exalgo, is currently marketed for severe pain by Janssen-Cilag, a wholly-owned subsidiary of Johnson & Johnson, in several European countries under the brand name JURNISTA™.

Neuromed studied Exalgo in two parallel double-blind, placebo-controlled phase 3 clinical trials, one in LBP, and the other in OA, which together enrolled over 450 patients. The protocols for these clinical trials were agreed to by the FDA under SPAs. In March 2009, Neuromed announced that the Exalgo LBP clinical trial met its primary efficacy endpoint and that the results were statistically significant (p<0.0001). The primary efficacy endpoint was the mean change from baseline to week 12 (or last visit) of average weekly pain intensity scores compared to the placebo group measured using an 11-point Likert Numerical Rating Scale. The FDA indicated in an approvable letter for Exalgo that the conduct of one adequate and well-controlled study, with multiple-dosing of the to-be-marketed formulation, in the setting of moderate to severe pain, is the only additional clinical efficacy requirement to be satisfied before Exalgo can be approved for marketing in the United States. Neuromed believes that the successful completion of its phase 3 clinical trial in LBP should meet this additional clinical efficacy requirement. In the approvable letter, the FDA also required the submission of additional information regarding the manufacture of the drug substance and the initiation of carcinogenicity studies of Exalgo. As a result of the completion of the phase 3 LBP clinical trial and the initiation of a carcinogenicity study, on May 22, 2009, Neuromed submitted to the FDA a response to the approvable letter seeking approval for Exalgo for the management of moderate to severe pain in opioid tolerant patients requiring continuous, around-the-clock opioid analgesia for an extended period of time. On June 12, 2009, the FDA informed Neuromed that the Exalgo submission would be classified as a complete, class 2 response, with a corresponding PDUFA review date of November 22, 2009. On September 23, 2009, a joint meeting of the FDA’s Anesthetic and Life Support Drugs and Drug Safety and Risk Management Advisory Committees was held to discuss the complete response submission for Exalgo. The FDA requested advice from the joint advisory committee on the Exalgo new drug application and the REMS for Exalgo proposed by Mallinckrodt. The joint advisory committee did not vote, but did provide feedback to the FDA regarding the proposed Exalgo REMS plan. The FDA is not obligated to follow the recommendations of an advisory committee, but may consider such advice prior to deciding whether to approve a new drug application and what sort of REMS program it would require upon approval.

Background

Hydromorphone, a widely prescribed opioid, is sold under the brand name Dilaudid® and in generic formulations is currently only available in a short-acting form. According to IMS Health, approximately 2.5 million prescriptions were written in the United States in 2008 for hydromorphone. The hydromorphone prescription growth rate was 17% in 2008, which represented 19% of the short-acting opioid market.

Hydromorphone is a mature generic product not supported by a significant sales force and is currently available only in immediate release formulations in the United States. Other strong oral opioids such as morphine, fentanyl, oxymorphone and oxycodone each have at least one long-acting formulation and significant sales force coverage within the last five years. Despite these factors, in the five year period from 2004 to 2008, on a percentage basis, the volume of prescriptions of hydromorphone has grown more rapidly than these other opioid products. For example, during this five year period, immediate release hydromorphone prescription volume, on a percentage basis, outgrew fentanyl (all forms combined) which is available in a long acting transdermal patch, DURAGESIC®, and fast-acting buccal formulations, Actiq® and FENTORA®.

OROS® PUSH-PULLTM Technology

ALZA Corporation’s, or ALZA, OROS® PUSH-PULLTM technology delivery system is an oral osmotic technology that has been used for more than two decades and has been successful in the development of once-daily dosage options for several short-acting drugs. Examples of these formulations include Procardia XL®,

DITROPAN XL® and CONCERTA®. Formulations that use OROS® PUSH-PULLTM technology vary greatly as the design of each system is unique, formulated to provide a specific delivery pattern. OROS® hydromorphone uses an osmotic pump to control the release of hydromorphone over an extended period. The tablet core is made up of two layers: a “drug” layer containing hydromorphone and non-medicinal ingredients and a “push” layer containing osmotic agents. These layers are surrounded by a hard, non-dissoluble outer shell that has a precision laser-drilled hole through it. Water from the gastrointestinal tract enters the tablet through this semi-permeable outer shell, causing the push layer to expand, which expels the drug into the gastrointestinal tract at a controlled rate. The outer shell itself does not dissolve and the residual tablet is excreted.

Neuromed believes that OROS® hydromorphone has the potential to provide the convenience of once-daily dosing combined with the controlled release of the active ingredient, hydromorphone. The resulting stable plasma drug concentrations in the patient’s system are intended to provide consistent, long-lasting pain relief, which is one of the features of the fentanyl DURAGESIC® transdermal patch. The OROS® PUSH-PULLTM technology used in Exalgo has certain features that may decrease the potential for some forms of tampering for the purposes of opioid abuse.

Market for Opioids to Treat Moderate to Severe Chronic Pain

The United States market for long-acting strong opioids is currently occupied primarily by long-acting versions of morphine, oxycodone, oxymorphone and fentanyl. In the United States, there currently is no long-acting version of hydromorphone. Exalgo is being developed to be a long-acting version of hydromorphone for the purpose of treating moderate to severe chronic pain.

Long-acting opioid market sales data indicates that, in general, high potency formulations, such as fentanyl in the DURAGESIC® patch and oxycodone in OxyContin® have significantly higher sales compared to morphine products, such as AVINZA® and KADIAN®. For the past decade in the United States, two of the most potent long acting strong opioids, oxycodone and fentanyl, have been the largest selling long acting strong opioids.

Hydromorphone, a widely prescribed opioid, is intermediate in potency between oxycodone and fentanyl. Fentanyl is available for chronic use only as a patch and while patches may be suitable for many patients, the majority of patients on long-term opioid therapy are treated with oral opioids. Orally-administered oxymorphone, a relatively new long-acting strong opioid, is more potent than oxycodone but is less potent than hydromorphone and has a shorter history with prescribing physicians than hydromorphone.

For patients requiring strong opioids, such as those suffering from moderate to severe chronic pain, frequent administration of strong opioids is inconvenient, particularly if patients need to take medication during the night. The fluctuating drug levels produced by some short-acting immediate-release formulations of pain medications may result in periods of inadequate pain relief. Additionally, patient compliance with taking a medication is inversely related to the dosing frequency, even for patients suffering from chronic pain.

Neuromed believes that Exalgo may potentially facilitate improved compliance and reduce sleep interference relative to multi-dose daily regimes and, as the most potent once-daily oral opioid, will be well positioned to compete with the morphine sulphates, twice-daily OxyContin® and transdermal fentanyl.

Potential Benefits of Exalgo

Neuromed believes that, if approved by the FDA, Exalgo will have the following potential benefits:

•

Neuromed believes that the availability of the most potent oral opioid in a once-daily formulation will be attractive to patients and prescribing physicians. If approved as a once-daily formulation, Neuromed expects that Exalgo would have the primary advantage of being the most potent oral, long-acting opioid in the United States offering an effective once-daily therapy for moderate to severe pain. Exalgo has the potential to combine the benefits of oral therapies, such as OxyContin®, with the benefits of transdermal therapies such as the fentanyl patch. The benefits of oral therapies include ease of titration and intake. The benefits of transdermal therapies include stable blood levels of drug and an extended duration of action allowing for improved compliance and reduced sleep interference. Neuromed believes that as a once-daily formulation, Exalgo has the potential to be a viable alternative to other long-acting opioids, including oxycodone and transdermal fentanyl.

•

Neuromed believes that the market acceptance of Exalgo will be facilitated by physicians’ familiarity with hydromorphone. Given both the long history of hydromorphone and that it is currently widely prescribed as a short-acting opioid, Neuromed believes that prescribers will readily adopt Exalgo as a once-daily opioid. Despite its long history of use for the treatment of pain, hydromorphone is the only strong opioid in the United States that is not available in a long acting formulation. In each of the last five years in the U.S., the volume of prescriptions and unit sales of hydromorphone, on a percentage basis, has grown more rapidly than the products containing morphine, fentanyl or oxycodone. Hydromorphone has experienced this rate of growth despite all other strong opioids having a wider choice of dosage formulations, including long-acting formulations. In addition, unlike hydromorphone, the other opioid classes have been supported by significant sales forces. Neuromed believes that prescriber familiarity with hydromorphone along with the strong performance of long-acting opioid formulations such as oxycodone and fentanyl, is indicative of the potential for a once-daily formulation of hydromorphone.

•

Neuromed is not currently seeking a tamper-resistance label for Exalgo from the FDA, but believes that the potentially tamper-resistant features of the OROS® PUSH-PULLTM technology used in Exalgo may eventually be of interest to prescribers. In formulating sustained-release strong opioids, it is important to attempt to prevent intentional tampering for the purpose of accelerating the release of the drug. Significant concern with the abuse of opioids has led to a demand from prescribers, enforcement agencies and others for technologies and formulations to reduce the potential for opioid abuse. Neuromed believes that there will be a continued demand for new technologies or formulations that reduce the possibility of opioid abuse. Neuromed believes that the OROS® PUSH-PULLTM technology used in Exalgo has unique features that may decrease the potential for some forms of tampering for the purposes of abuse which Neuromed believes may become an important differentiator for Exalgo in the future and an attractive feature to prescribers.

OROS® hydromorphone in Germany

OROS® hydromorphone has been launched in several European markets, the largest of which is Germany, under the brand name JURNISTATM, by Janssen-Cilag. According to IMS Health, for the year ended December 31, 2008, approximately two and a half years following the August 2006 introduction of JURNISTATM in Germany, JURNISTATM achieved a 3% prescription market share of the long-acting strong opioid market and achieved a 5% dollar market share. Neuromed believes the sales performance of JURNISTATM in Germany supports the United States market opportunity for Exalgo.

Clinical Development History

Background

ALZA is the original developer of the OROS® PUSH-PULLTM technology delivery system and initiated the development of OROS® hydromorphone. In 1997 ALZA entered into an agreement with Knoll Pharmaceuticals Company, or Knoll, the original developer of hydromorphone marketed under the brand name Dilaudid®, to develop and commercialize OROS® hydromorphone. This agreement led to Knoll’s submission to the FDA of a new drug application, or NDA, in the United States in 1999 and a marketing authorization application in Europe in 2001.

In response to the NDA submitted by Knoll, the FDA issued an approvable letter in 2000. The FDA indicated in the approvable letter, that the conduct of one adequate and well-controlled study, with multiple-

dosing of the to-be-marketed formulation, in the setting of moderate to severe pain is the only additional clinical requirement to be satisfied before Exalgo can be approved for marketing in the United States. Neuromed believes that the successful completion of its phase 3 clinical trial of Exalgo in LBP should meet this requirement. The FDA also required the submission of additional information regarding the manufacture of the drug substance and initiation of carcinogenicity studies.

In 2001, Knoll was acquired by Abbott Laboratories, or Abbott, and ALZA was acquired by Johnson & Johnson. In 2004, ALZA and Abbott terminated the original agreement with Knoll and entered into a new agreement under which ALZA obtained the rights to develop and commercialize OROS® hydromorphone. In April 2007, Neuromed licensed from ALZA the exclusive rights to develop and commercialize OROS® hydromorphone in the United States.

Clinical Overview

There have been over 2,000 patients dosed with OROS® hydromorphone in more than 20 clinical trials. Several of these trials supported the submission of the marketing authorization application that resulted in Janssen-Cilag obtaining marketing approval in certain European countries. These trials include: three active-controlled trials; three open-label uncontrolled studies; three open-label extension studies; one pilot trial in post-operative pain; and one double-blind, placebo-controlled, 12-week dose trial.

In addition to these trials, Neuromed conducted two separate phase 3 clinical trials, one for LBP and one for OA. The primary efficacy endpoint for both trials was the difference in the change of the patient’s pain intensity from the commencement of the 12 week double-blind treatment period to the end of the trial, assessed with the 11-point Likert Numerical Rating Scale. The difference in the change differentials between the treatment and placebo groups will determine whether Exalgo is proven to be effective. The primary efficacy endpoints for each trial were agreed to with the FDA in the SPAs issued in August 2007 for the LBP clinical trial and in November 2007 for the OA clinical trial.

Both of these Exalgo phase 3 clinical trials run for 12 weeks and were multi-centered, double-blind and placebo-controlled. Approximately 269 opioid tolerant patients were enrolled in the LBP trial. The Exalgo OA clinical trial has enrolled approximately 200 opioid tolerant patients, and is not closed to further enrollment. During the first four week period of each trial, all patients were titrated with Exalgo until they achieved the optimal balance of pain relief and side effects. Following the initial titration period, patients were randomly selected to either continue treatment on their optimized dose of Exalgo or titrated down to placebo. Patient response to drug or placebo was assessed over the 12 week double-blind treatment period. The clinical trial designs were similar to the clinical trial design successfully used to support the marketing approval of OPANA® ER by the FDA.

The primary efficacy endpoint for both studies is the mean change from baseline to week 12 (or last visit) of average weekly pain intensity scores compared to the placebo group, measured using an 11-point Likert Numerical Rating Scale obtained from patient diaries. The LBP study showed statistically significant (p<0.0001) results in the protocol specified primary efficacy endpoint. In addition, results from statistical analyses of multiple secondary efficacy endpoints for the LBP trial were consistent with the primary efficacy endpoint.

The cumulative data from all of the trials support Neuromed’s belief that OROS® hydromorphone, or Exalgo, will be effective in the treatment of moderate to severe chronic pain.

The overall safety profile and reported adverse events in the LBP trial were consistent with that of other strong opioids. The most commonly reported adverse events in the LBP trial were nausea, constipation, vomiting, joint pain, insomnia and headache.

Regulatory Pathway

On May 22, 2009, Neuromed submitted to the FDA a response to the Exalgo approvable letter seeking approval for Exalgo for the management of moderate to severe pain in opioid tolerant patients, requiring continuous, around-the-clock opioid analgesia. In June 2009, the FDA informed Neuromed that the Exalgo submission would be classified as a complete, class 2 response with a corresponding PDUFA review date of November 22, 2009. On September 23, 2009, a joint meeting of the FDA’s Anesthetic and Life Support Drugs and Drug Safety and Risk Management Advisory Committees was held to discuss the complete response submission for Exalgo. The FDA requested advice from the joint advisory committee on a new drug application and the REMS for Exalgo proposed by Mallinckrodt. The joint advisory committee did not vote, but did provide feedback to the FDA regarding the proposed Exalgo REMS plan. The FDA is not obligated to follow the recommendations of an advisory committee, but may consider such advice prior to deciding whether to approve a new drug application and what sort of REMS program it would require upon approval.

In addition to the 8 mg, 16 mg, 32 mg and 64 mg dosage strengths developed by ALZA, Neuromed is undertaking development activities to allow for approval of a 12 mg dose form of Exalgo, which will enable it to provide prescribing physicians with additional dosing flexibility. As required by the approvable letter, Neuromed has initiated a carcinogenicity study of Exalgo, which Mallinckrodt is responsible for completing. Although its completion is not a pre-requisite to marketing approval in the United States, the FDA required that the carcinogenicity studies be initiated prior to submission of the complete response to the approvable letter.

Safety Summary

The primary safety concerns with opioids are central nervous system adverse events such as respiratory depression, sedation, addiction and gastrointestinal constipation. Neuromed believes that OROS® hydromorphone does not pose any increased adverse event risk relative to other opioids. Neuromed believes that in more than 2,000 subjects receiving OROS® hydromorphone in clinical trials previously completed by Knoll, Abbott, ALZA and Neuromed, the product has exhibited a safety profile consistent with published data for oral hydromorphone.

Proprietary Calcium Channel Programs

Neuromed believes that its calcium channel programs have the potential to produce a new class of analgesics for the treatment of both acute and chronic pain, with potential safety and efficacy advantages over existing analgesics. While Neuromed is primarily focused on its more advanced N-type and T-type calcium channel pain programs, it believes that certain of its other T-type calcium channel blockers have the potential to treat other therapeutic areas, including epilepsy, cancer, metabolic disorders and cardiovascular disease.

Overview of Calcium Channel Technology

Calcium ions play critical roles in the biochemistry, physiology and anatomy of cells and of organisms. The rapid entry of calcium ions into cells is mediated by a class of proteins called calcium channels. These channels respond to electrical signals by the opening of a calcium-selective pore in the cell membrane. Calcium channels are involved in a large number of normal physiological processes including muscle contraction, hormone secretion, gene expression, and all electrical signaling in the nervous system.

In order to carry out the multiple physiological functions that calcium channels help regulate, the human genome encodes ten distinct types of calcium channels. These ten different calcium channels have been traditionally classified into five pharmacological designations; L-type (four gene subtypes), T-type (three gene subtypes), and one gene subtype for each of the R-type, P/Q-type and N-type. Of particular relevance for pharmaceutical development, each of the different types of calcium channels is known to perform distinct physiological functions and offers the opportunity to target specific drugs to specific calcium channels and human disease indications.

For example, L-type calcium channels are responsible for triggering contraction of both heart muscle and blood vessel smooth muscle. As such, L-type channels have been the selective target for drugs treating cardiovascular disease including hypertension and cardiac arrhythmias. These well-known calcium channel blockers have been on the market for nearly 40 years and provide proof-of-concept that calcium channels represent a valid target for therapeutic intervention and may address large commercial opportunities. Neuromed’s founder and Chief Scientific Officer, Dr. Terrance Snutch, was the first to describe that the various calcium channels in the nervous system are encoded by a family of distinct genes. In addition to being the first to clone these important clinical targets, Dr. Snutch, recognizing the potential pharmaceutical significance of the N-type and T-type calcium channels, devised Neuromed’s innovative screening platforms and invented its initial proprietary calcium channel blockers. Building on this work, two calcium channel programs are currently being pursued; one targeting the N-type calcium channels, a second focused on targeting one of the three T-type calcium channel gene subtypes. Neuromed believes that there may also be an opportunity for development of mixed N/T-type calcium channel product candidates.

N-type Calcium Channel Program

Neuromed’s N-type calcium channel program is focused on developing drug candidates to treat chronic pain.

Background and Technology

N-type calcium channels are expressed exclusively in the nervous system and are highly concentrated in the dorsal horn of the spinal cord where incoming sensory pain information is processed and then relayed to the brain. The changes in calcium concentration in certain spinal cord nerve cells due to calcium entering through N-type calcium channels are directly linked to pain signal transmission, especially as it relates to chronic inflammatory and neuropathic pain conditions. Neuromed’s focus is on controlling the flow of calcium into spinal nerve cells through the N-type calcium channel and thus on reducing pain signaling as it relates to chronic inflammatory, neuropathic, and other complex pain conditions.

A number of pharmaceutical companies have attempted to develop orally and intravenously active small molecules that block the N-type calcium channel. Neuromed believes that, by uniquely combining rational drug design with innovative biological assays, it is the only company to date that has succeeded in producing orally available N-type calcium channel blockers with properties suitable to test in human clinical trials.

Current Market for N-type Products

Neuromed believes that oral N-type calcium channel blockers have the potential to become a new class of oral analgesics. In human case studies, efficacy of N-type calcium channel blockers was first demonstrated by Prialt®, a small protein N-type calcium channel blocker. Prialt® has been shown to be efficacious in various pain states such as cancer pain, LBP, OA, herpes zoster neuropathy and AIDS neuropathy. Prialt®, currently marketed in several countries including the United States, U.K. and Germany, is reported to not cause some of the common opioid side effects such as tolerance, withdrawal, nausea, vomiting or respiratory depression; however, its use is limited by the requirement that it be pumped directly into a patient’s spinal column. Neuromed’s orally-administered small molecule N-type calcium channel blockers show efficacy in a variety of animal models of chronic pain resulting from inflammation or nerve injury.

Potential Benefits of Oral N-type Calcium Blockers

Limitations with existing pain therapies may be addressed by Neuromed’s N-type calcium channel blocker product candidates. As a small molecule, orally available N-type calcium channel blockers have the potential to improve:

•

Efficacy. Despite the availability of many drugs to treat chronic pain, results of a 2006 survey by the American Pain Foundation of chronic pain sufferers found that 51% of the respondents felt that they had little or no control over their pain. For some patients, pain may not be under control due to ineffective medications or the inability to tolerate effective doses of currently available analgesics. Deletion of the N-type channel gene in animals, which has the effect of eliminating N-type calcium channel activity, results in the animals retaining normal acute sensation yet with limited pain response in reaction to inflammatory or nerve damage. Consistent with this observation, the existing N-type calcium channel blocker, Prialt®, has demonstrated efficacy across a range of severe chronic pain states and has been approved for use in patients whose pain is not relieved by morphine.

•

Safety Profile. NSAIDs and opioid analgesics used over an extended period of time may lead to medically significant associated side effects, providing the opportunity for the introduction of a new class of pain products with a more favorable safety profile. Neuromed has tested an orally available N-type calcium channel blocker, the discontinued compound NMED-160, in human clinical trials in approximately 200 subjects and patients and found it to be well tolerated and to exhibit a good safety profile with no serious drug-related adverse effects.

•

Tolerance and Addiction. Patients often require increasing doses of opioids to maintain effective pain relief, commonly referred to as tolerance. Patients who abruptly stop using opioids commonly experience withdrawal symptoms. Some patients using opioids experience euphoria and can progress to addictive behaviors and abuse. Unlike the currently marketed strong opioids, the N-type blocker Prialt® is not a “schedule II” drug in the United States, a drug or other substance which has a high potential for abuse and severe psychological or physical dependence, or Controlled Substance.

•

Drug Delivery. As a small protein, the N-type calcium channel blocker, Prialt®, must be spinally administered, generally using a pump implanted in the patient’s back. N-type calcium channel blockers are all small organic molecules that are expected to be orally administered using standard tablet and capsule formulations.

Neuromed believes that oral N-type calcium channel blockers have the potential to become a new class of analgesics.

T-type Calcium Channel Program

The wide distribution of T-type calcium channels found in brain, heart, endocrine cells and other tissues provides for the possibility of developing therapeutics for multiple indications, including treatment of pain, epilepsy and cardiovascular diseases such as hypertension. Neuromed has identified and cloned three proprietary gene targets for T-type calcium channels that it believes have therapeutic potential across a number of indications, including:

•

Pain. Blocking T-type calcium channels in animal models has been shown to produce relief of acute and chronic pain from mild to moderate intensities. Neuromed’s research indicates that blocking a specific T-type calcium channel subtype represents an attractive potential therapeutic target for pain intervention. Neuromed has discovered proprietary pre-clinical T-type calcium channel blockers that show efficacy in both acute and chronic animal pain models.

•

Epilepsy. T-type calcium channels regulate rhythmic neuronal firing and are considered as potential therapeutic targets for epilepsy. Certain of Neuromed’s proprietary T-type calcium channel blockers show efficacy in both partial and generalized seizure animal models. Neuromed has several promising compounds with optimized in-vitro profiles. The partial-seizure epilepsy data was generated in collaboration with the National Institute of Health, or NIH.

•

Other Indications. T-type calcium channels are also potential therapeutic targets for hypertension, cancer and certain metabolic disorders such as obesity. Certain of Neuromed’s proprietary T-type calcium channel blockers show efficacy in animal hypertension models and affect cancer cell migration in vitro. Neuromed believes that highly selective T-type calcium channel blockers have the potential to provide benefits for a variety of indications.

Potential Benefits of Oral T-type Calcium Blockers

Limitations with existing pain and epilepsy therapies may be addressed by Neuromed’s T-type calcium channel blocker product candidates. The efficacy, safety, tolerance and addiction benefits of N-type calcium channel blockers are expected to be similar to those of the T-type calcium channel blockers. T-type calcium channel blockers for epilepsy have the potential to improve:

•	Efficacy. Approximately 30%-40% of all epilepsy sufferers are refractory to currently available therapies.

•	Safety Profile. Existing anti-epileptics have a number of side-effects including fatigue, abdominal discomfort, dizziness, or blurred vision.

Collaboration Agreements

Mallinckrodt Inc., an indirect subsidiary of Covidien plc

In June 2009, Neuromed entered into an asset purchase agreement with Mallinckrodt, to sell all of the tangible and intangible assets associated with Exalgo, including the rights to develop and commercialize the product candidate in the United States. As part of the agreement, Neuromed has received upfront payments of $15.0 million. If Exalgo is approved by the FDA, Neuromed will receive an additional milestone payment of $30 million which could potentially increase up to $40 million, and tiered royalties on Mallinckrodt’s sales of Exalgo ranging from a mid to high-single digit percentage of net sales. Mallinckrodt will continue to pay these royalties on net sales for as long as it is selling Exalgo although the royalty rate will be reduced upon the earlier to occur of generic competition or June 11, 2024. The asset purchase agreement included the assignment of the ALZA agreements to Mallinckrodt and accordingly, Mallinckrodt is now responsible for any on-going obligations of Neuromed to ALZA and approval and commercialization of Exalgo.
Neuromed also entered into a development and transition services agreement with Mallinckrodt, pursuant to which Neuromed will perform certain clinical development and regulatory activities through the date of FDA approval of Exalgo. These activities are at Mallinckrodt’s cost and expense, capped at $16.0 million.

Merck & Co., Inc.

In March 2006, Neuromed entered into a research collaboration and license agreement with Merck for the research, development and commercialization of N-type calcium channel blockers. Under the terms of the agreement, Merck made a $25.0 million initial cash payment to Neuromed and Neuromed has also received $6.4 million in research funding and milestones under the agreement. The Merck agreement was terminated effective September 6, 2009.

Competition

Neuromed is engaged in a business characterized by extensive research efforts, rapid technological developments and intensive competition. Neuromed’s competitors include large pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which compete or may compete with Neuromed’s present or future product candidates. Neuromed expects that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price.

Neuromed’s product candidates, if approved, will compete with existing proprietary and generic opioid and non-opioid analgesics as well as new molecules, formulations and technologies that may be developed or commercialized in the future for the treatment of pain. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than Neuromed’s product candidates, may offer therapeutic, safety or cost advantages over Neuromed’s product candidates or may cure their targeted diseases or their underlying causes completely. As a result, Neuromed’s product candidates may become non-competitive or obsolete. In addition, many of these competitors, alone or together with their partners, may have substantially more resources than Neuromed.

Intellectual Property

Exalgo is covered by United States patents related to formulations, including oral osmotic formulations, of hydromorphone, which Neuromed licensed from ALZA and subsequently transferred to Mallinckrodt. ALZA is solely responsible for the prosecution and maintenance of these patents, all of which will expire on July 7, 2014.

As of September 15, 2009, Neuromed’s patent estate, on a worldwide basis, includes 99 issued patents and approximately 92 pending patent applications, with claims covering all of its current programs. Of the 99 issued patents, 24 are issued in the United States. Of the 92 pending patent applications, 24 are United States non-provisional applications.

Neuromed’s success depends in part on its ability and its ability of their collaborators and licensors to obtain and maintain intellectual property protection for their drug candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing on their proprietary rights. Neuromed’s policy is to seek to protect their proprietary chemical compounds and technologies by, among other methods, filing U.S. and foreign patent applications related to their proprietary technology, inventions and improvements that are important to the development of its business. Neuromed also relies on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain its proprietary position. Neuromed files patent applications for the proprietary technology that it considers important to its business, directed primarily to compounds, compositions and their methods of use as drug candidates in the treatment of calcium channel related disorders including pain, anxiety, epilepsy and cardiovascular diseases.

To maximize the protection and potential value of intellectual property, Neuromed is building a portfolio of issued and pending patents that cover broad and specific claims for new chemical entities as well as research tools and targets. Issued and pending patents cover the following areas: (a) composition of matter utilizing the core chemistry backbone as well as the specific chemistry of many compounds; (b) use of such compounds in certain calcium channel related disorders; (c) novel gene sequences; and (d) assays and research techniques.

For each of Neuromed’s calcium channel programs, the related patent portfolio by way of either granted patents or pending applications covers the United States, Canada, Europe, Japan and other countries where protection is deemed useful for their business. The patent portfolio used by Neuromed on a worldwide basis is comprised of over 200 patents and patent applications. Included within the portfolio are patents issued in the United States, the European Patent Office, Australia, Mexico, Singapore, Hong Kong, Israel, Norway, Korea, China, India, South Africa and Japan. In Neuromed’s N-type calcium channel program collaboration with Merck, a number of patent applications have been filed under joint ownership between Neuromed and Merck and additional patent applications have been filed under sole ownership by Merck. Upon termination of the collaboration with Merck, Neuromed will have an exclusive license to all joint patents with Merck and no rights to patents owned solely by Merck. Merck retains certain compensation rights to a compound developed or commercialized by Neuromed and covered by a joint patent.

Manufacturing

Neuromed does not currently have manufacturing capabilities, nor does it intend to develop manufacturing capabilities for any products in the near term. For pre-clinical and clinical studies with its product candidates, Neuromed uses contract manufacturers to prepare drug substances. Neuromed supports its contract manufacturers in the development of synthesis strategies, analytical assays and quality control procedures.

Government Regulation

The FDA and comparable regulatory authorities in other countries impose substantial requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs. These agencies and other federal, state, provincial and local entities regulate research and development activities and the testing, manufacturing, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, and export and import of pharmaceutical products such as those that Neuromed is developing. In addition, companies developing or commercializing Controlled Substances such as Exalgo face regulations above and beyond other pharmaceutical companies.

United States Food and Drug Administration Approval Process

United States Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, and the agency’s implementing regulations. If Neuromed fails to comply with the applicable United States requirements at any time during the product development process, clinical testing, and the approval process or after approval, it may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, civil penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of extensive pre-clinical laboratory tests, pre-clinical animal studies and formulation studies all performed in accordance with the FDA’s good laboratory practice regulations;

•

submission to the FDA’s Center for Drug Evaluation and Research, or CDER, of an investigational new drug application, or IND, which must become effective before human clinical trials may begin. The IND contains the plan for the clinical trial. CDER specialists carefully review the IND to determine whether there are any flaws in the initial studies and whether the overall development plan is feasible and reasonably designed to minimize health risks to the participants;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of an NDA;

•	for Controlled Substances such as Exalgo, a risk management plan describing the sponsor’s plan for minimizing the risk of abuse of its product is required;

•	the FDA will require compliance with risk evaluation and mitigation strategies, or REMS;

•

the FDA may request feedback by an Advisory Committee on the application and ask for their advice regarding approval, risk/benefit, risk management, and/or specific labeling claims. FDA is not obligated to follow recommendations of an Advisory Committee, but may consider such advice prior to completion of its own internal decision making;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product candidate is produced to assess compliance with current good manufacturing practice regulations; and

•	FDA review and approval of the NDA before any commercial marketing, sale or shipment of the product.

In addition, the Drug Enforcement Administration, or DEA, plays an important role in the scheduling of medications and will be particularly involved in the commercialization of opioid products such as Exalgo.

The testing and approval process requires substantial time, effort and financial resources, and Neuromed cannot be certain that any approvals for its pain indications, or for that matter, approvals of any product it may develop, will be granted by the FDA or the DEA on a timely basis, if at all.

Pre-clinical Tests

Pre-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate toxicity. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, such as subjecting human research subjects to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin. Submission of an IND may result in the FDA not allowing the trials to commence or not allowing the trial to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission, either explicitly or implicitly (by not objecting), before each clinical trial can begin.

Clinical Trials

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. An independent Institutional Review Board, or IRB, for each medical center proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the trial until it is completed. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practice requirements and the requirements for informed consent.

For the purposes of an NDA submission and approval, clinical trials are typically conducted in the following four sequential phases, which may overlap:

Phase 1	trials are initially conducted with relatively few subjects to test the drug candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy humans, or, on occasion, in patients with the disease or condition under trial to gain an early indication of its effectiveness or tolerance in a patient population.

Phase 2	trials are generally conducted with a relatively small number of subjects to:

– evaluate dosage tolerance and appropriate dosage;

– identify possible adverse effects and safety risks; and

– evaluate the efficacy of the drug for specific indications in patients with the disease or condition under trial.

Phase 3	trials, commonly referred to as “pivotal” or “registration” trials, are typically conducted when phase 2 clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken with large numbers of patients (several hundred to several thousand) to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

Phase 4	post-approval trials, to further assess the drug’s safety and effectiveness, are sometimes required by the FDA as a condition of approval.

Special Protocol Assessment Process

In the United States, certain protocols for clinical trials can be submitted to the FDA for special protocol assessment. Under a SPA, the applicant and the FDA reach an agreement on the design and size of the clinical trial. This agreement can be in writing and cannot be changed after the clinical trial begins except: (a) with written agreement of the applicant and the FDA; or (b) if the director of the FDA reviewing division determines that “a substantial scientific issue essential to determining the safety or effectiveness of the drug” was identified after testing began.

New Drug Applications

The results of the pre-clinical testing and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use.

Once an NDA submission has been accepted for filing, by law the FDA has ten months to review the application and respond to the applicant. In response to an initial NDA submission, the FDA will approve the submission, not approve the submission or issue an approvable letter. An approvable letter sets forth a number of specific requirements to be satisfied before the product candidate can be approved for marketing in the U.S. If an approvable letter is issued, the applicant must file a complete response to the FDA addressing all of the matters raised in the approvable letter. The FDA has six months to respond to a complete response to a previous approvable letter, by approving the submission, not approving the submission or issuing a further approvable letter.

The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it may follow such recommendations. The FDA may deny approval of an NDA if the applicable statutory and regulatory criteria are not satisfied, or it may require additional clinical data or additional phase 3 clinical trials. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than the applicant does.

Once the FDA approves an NDA or supplement thereto, the FDA may withdraw the approval if ongoing regulatory requirements are not met or if safety problems are identified after the drug reaches the market. In addition, the FDA may require testing, including phase 4 clinical trials, risk minimization action plans, and surveillance programs to monitor the effect of approved products, which have been commercialized. The FDA has the authority to prevent or limit further marketing of a drug based on the results of these post-marketing programs.

The Hatch-Waxman Act

Under the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch Waxman Act, three years of market exclusivity is provided for the approval of NDAs for new indications, dosages or strengths of an existing drug if new clinical investigations are necessary for the approval. Exalgo is expected to qualify for three years of market exclusivity.

Other United States regulatory requirements

Any end products manufactured or distributed by Neuromed or its collaborators and licensors pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping and reporting requirements. Adverse event experience with the product must be reported to the FDA in a timely fashion and the

FDA may mandate a pro-active search for these adverse effects. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including current good manufacturing practices, or cGMPs, which impose certain procedural and documentation requirements upon them and their third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action.

International Regulation

For product candidates that Neuromed may market outside the United States, Neuromed will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution. Whether or not Neuromed obtains FDA approval for a product candidate, they must obtain approval of a product candidate by the comparable regulatory authorities of foreign countries before they can commence clinical trials or marketing of the product candidate in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Compliance

Commercializing of a product or products which may be reimbursed under a United States. federal healthcare program and other governmental healthcare programs, require a comprehensive compliance program that will seek to establish internal controls to facilitate adherence to the rules and program requirements to which may become subject to scrutiny under these laws.

Third Party Reimbursement and Pricing Controls

Sales of pharmaceutical products depend in significant part on the availability of coverage and adequate reimbursement from government and other third-party payers, including the United States Medicare and Medicaid programs. Third-party payers are increasingly challenging the pricing of pharmaceutical products and may not consider Neuromed’s future product candidates cost-effective or may not provide coverage of and adequate reimbursement for any future product candidates, in whole or in part.

Employees

As of September 25, 2009, Neuromed employed 41 people. A total of 15 of Neuromed’s employees hold Ph.D. or M.D. degrees. Approximately 27 employees are engaged in research and development, and 14 employees are engaged in finance, business development, marketing, intellectual property and other administrative functions. Neuromed’s workforce is non-unionized, and Neuromed believes that its relations with employees are good.

Facilities

Neuromed currently leases approximately 24,600 square feet of office and laboratory space in Vancouver, British Columbia, Canada as well as 5,200 square feet of office space in Conshohocken, Pennsylvania. The Vancouver lease will expire on December 31, 2009. The Conshohocken lease will expire on December 31, 2009. Neuromed believes that its current facilities are sufficient for its current operations and that it will be able to renew the leases for its current facilities.

NEUROMED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of Neuromed’s financial condition and results of operations should be read in conjunction with the Neuromed’s financial statements and related notes thereto appearing elsewhere in this joint proxy statement/prospectus. These financial statements have been prepared in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles, or GAAP. The following discussion contains forward-looking statements that involve risks and uncertainties. Neuromed’s actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this joint proxy statement/prospectus, particularly under the heading “Risk Factors.”

Overview

Neuromed is an emerging biopharmaceutical company focused on developing therapies for pain and other indications. To date, Neuromed has been pursuing a two-pronged strategy: to enhance the therapeutic and commercial attractiveness of proven drugs and to develop novel small molecule selective calcium channel blockers for the treatment of acute and chronic pain and other indications.

Neuromed has been developing ExalgoTM, an extended-release formulation of the opioid hydromorphone hydrochloride, or hydromorphone, through phase 3 clinical trials as a product candidate to treat moderate to severe pain. Neuromed believes that, if approved by the FDA, Exalgo will have the following potential benefits:

•	Availability of the most potent oral opioid, hydromorphone, in a once-daily formulation may be attractive to patients and prescribing physicians;

•	Market acceptance of Exalgo may be facilitated by physicians’ familiarity with hydromorphone; and

•

Although Neuromed is not currently seeking a tamper-resistance label for Exalgo from the FDA, the tamper-resistant features of the OROS® PUSH-PULLTM technology used in Exalgo may eventually be of interest to prescribers.

In June 2009, Neuromed entered into an asset purchase agreement with Mallinckrodt, a subsidiary of Covidien, to sell all of the tangible and intangible assets associated with Exalgo, including the rights to develop and commercialize the product candidate in the United States. As part of the asset purchase agreement, Neuromed has received an upfront milestone payment of $10.0 million, a $5.0 million payment for FDA acceptance of the submission of the complete response filing for Exalgo, and approximately $1.9 million for reimbursement of certain regulatory and clinical costs for activities undertaken by Neuromed. If Exalgo is approved by the FDA, Neuromed will receive an additional milestone payment of $30.0 million, which could potentially increase up to $40.0 million, and tiered royalties on Mallinckrodt’s sales of Exalgo ranging from a mid to high-single digit percentage of net sales. Neuromed also entered into a development and transition services agreement with Mallinckrodt, pursuant to which Neuromed will perform certain clinical development and regulatory activities through the date of FDA approval of Exalgo. These activities are at Mallinckrodt’s cost and expense, capped at $16.0 million.

Prior to entering into the asset purchase agreement with Mallinckrodt, Neuromed was studying Exalgo in two parallel double-blind, placebo-controlled phase 3 clinical trials, one in lower back pain, or LBP, and the other in osteoarthritic pain, or OA, which together have enrolled over 450 subjects. In March 2009, Neuromed announced that the Exalgo LBP clinical trial met its primary efficacy endpoint and that the results were statistically significant (p<0.0001). The Exalgo OA clinical trial has so far enrolled approximately 200 subjects.

As a result of the completion of the phase 3 LBP clinical trial, on May 22, 2009, Neuromed submitted to the FDA a response to the approvable letter seeking approval for Exalgo for the management of moderate to severe pain in opioid tolerant patients requiring continuous, around-the-clock opioid analgesia for an extended period of time. On June 12, 2009, the FDA informed Neuromed that the Exalgo submission would be classified as a complete class 2 response with a corresponding Prescription Drug User Fee Act, or PDUFA, review date of November 22, 2009.

Neuromed is also developing proprietary novel compounds to potentially treat pain and other diseases by selectively blocking N-type and T-type calcium channels. Neuromed’s T-type calcium channel blockers show promise in acute and chronic pain as well as in epilepsy and cardiovascular diseases such as hypertension. Neuromed believes its N-type calcium channel blockers have the potential to be efficacious across a wide variety of chronic pain states.

Neuromed’s orally-administered T-type calcium channel blockers have shown efficacy in animal models of acute and chronic pain, epilepsy and hypertension. Neuromed intends to further develop its T-type calcium channel programs and will seek to enter into research, development and commercialization collaborations with third parties, as appropriate.

Neuromed is developing an N-type calcium channel program that it believes has the potential to treat a variety of chronic pain conditions. Neuromed’s N-type calcium channel programs were previously licensed to Merck & Co. Inc., or Merck, as part of a license agreement which was terminated by Merck effective September 2009. Upon termination of the agreement with Merck, Merck’s exclusive license to Neuromed’s N-type calcium channel intellectual property terminated with Neuromed retaining an exclusive license to all jointly owned patents created in collaboration with Merck relating to the Neuromed N-type calcium channel compounds Merck was advancing. Merck is entitled to compensation in the event a compound developed or commercialized by Neuromed is covered by a patent jointly owned with Merck.

Neuromed expects to incur substantial and increasing losses for at least the next several years as it seeks to:

•	advance its T-type and mixed T/N-type calcium channel programs through preclinical testing and submit an investigational new drug (IND) application to the FDA and begin clinical trials;

•	continue to advance its other T-type research and development programs and identify additional product candidates in other indications; and

•	focus on N-type program research and development for indications in pain after the cessation of the Merck collaboration in September 2009.

The successful development of product candidates from Neuromed’s calcium channel programs is uncertain. The development costs associated with its T-type, mixed T/N-type and N-type calcium channel product candidates is also uncertain. Due to the numerous risks and uncertainties associated with drug development, it is difficult to reasonably estimate the nature and timing of the efforts necessary to complete identification and development of a lead product candidate, or of net cash inflows from the commercialization of any resulting product candidate.

When and if Neuromed begins generating revenues from operations, revenues may vary substantially from quarter to quarter and year to year. Furthermore, its expenses may also vary substantially from quarter to quarter and year to year based on the timing of clinical trials, patient enrollment, research activities, collaborative activities and milestone payments. For these reasons, Neuromed believes that period-to-period comparisons of its results of operations to date are not meaningful and should not be relied upon as an indication of future results.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Neuromed’s estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Neuromed’s ongoing evaluation of these estimates forms the basis for making judgments about the carrying amounts of assets and liabilities and the reported amount of revenues and expenses, in cases where they are not readily ascertainable from other sources. Actual amounts may differ from these estimates under different assumptions or conditions.

Neuromed’s significant accounting policies are described in its annual combined financial statements included in this joint proxy statement/prospectus. Certain accounting policies are particularly important to the reporting of its financial position and results of operations, and require the application of significant judgment by its management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and, if different, estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically could have a material impact on the financial statements.

Neuromed believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of its combined financial statements:

Revenue Recognition

Neuromed’s revenues are generated primarily through collaborative research, development and commercialization agreements. The terms of the agreements typically include non-refundable up-front license fees, funding of research and development efforts, milestone payments and/or royalties on product sales. Neuromed’s revenues in the periods presented were from a research collaboration and license agreement with Merck & Co. Ltd. and an asset sale and development agreement with Covidien. Neuromed classified the up-front payment, first milestone payment and development cost reimbursement as one unit of accounting related to the sale of Exalgo and will recognize the amounts over two years since Neuromed has continuing obligations to Covidien during this estimated time period. Neuromed will recognize subsequent milestone payments as revenue when the milestone is achieved.

Neuromed recognizes revenue in accordance with the Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), whereby revenues from research and development arrangements are recognized in accordance with the terms of the related agreements, either as services are performed or as milestones are achieved. Revenues related to up-front fees are deferred and recognized over specified future performance periods.

SAB 104 requires companies to identify separate units of accounting based on the consensus reached in Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 provides guidance on how to determine when an arrangement involving multiple revenue-generating activities or deliverables should be divided into separate units of accounting for revenue recognition purposes and, if this division is required, how the arrangement consideration should be allocated among the separate units of accounting. Neuromed follows the provisions of EITF 00-21 for multiple element revenue arrangements.

Total consideration for agreements containing multiple elements are allocated to separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on their relative fair values and the applicable revenue recognition criteria are applied to each of the separate units.

Neuromed recognizes revenues from non-refundable, up-front license fees on a straight-line basis over the contracted or estimated period of performance, which is typically the research or development term. Up-front research and development funding is recognized into income as earned, ratably over the period of effort.

Neuromed recognizes revenues from non-refundable milestone payments upon achievement of the specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and Neuromed has no further obligation to perform under the arrangement, and the amount is collectible.

Royalty revenue will be recognized based upon net sales of licensed products as provided by the licensee and is recognized in the period the sales occur.

Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs are recognized in income to the extent the services are performed, the consideration is collectible and the amount of the fees are considered to represent the fair value of those services.

Accrued Expenses

As part of the process of preparing Neuromed’s combined financial statements, it is required to estimate certain accrued expenses. This process involves identifying services that third parties have performed on its behalf and estimating the amount of service performed and the associated cost incurred for these services as of the balance sheet date in its combined financial statements. Examples of estimated accrued expenses for Neuromed’s business are amounts due to clinical research organizations that are supporting clinical trials for Exalgo, preclinical and toxicology research services providers, research services provided by external parties and professional service fees, such as attorney, accounting and taxation service fees. In connection with these service fees, Neuromed’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual level of services incurred by the service providers. In the event that Neuromed does not identify certain costs that have been incurred or if Neuromed under- or over-estimates the level of services or the costs of such services, its reported expenditures for a reporting period could be understated or overstated.

Future Income Taxes

Neuromed accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” The objectives of accounting for incomes taxes are to recognize the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events at enacted tax rates that have been recognized in Neuromed’s financial statements or tax returns. Neuromed performs periodic evaluations of recorded tax assets and liabilities and maintains a valuation allowance, if considered necessary. The determination of taxes payable for the current year includes estimates. In the event that actual results differ materially from management’s expectations, the estimated taxes payable could materially change, directly impacting Neuromed’s financial position or results of operations.

Results of Operations

Comparison of the Three-month Period Ended June 30, 2009 to the Three-month Period Ended June 30, 2008

Revenue

For the three months ended June 30, 2009, Neuromed recorded revenue of $0.5 million compared to $3.7 million in the three months ended June 30, 2008. The decrease in revenue over the same period last year was due to the recognized portion of the Merck up-front license fee and research and development collaboration, which ended in June 2008. In the current quarter, all revenue is related to the Mallinckrodt purchase of Exalgo with license fee revenue from the amortized portion of the up-front fee and research and development revenue for the development and transition services provided by Neuromed. In the same quarter last year, all revenues were generated from the research and development collaboration with Merck.

Operating Expenses

Research and Development Expenses

Research and development expenses for the three months ended June 30, 2009 were $3.9 million compared to $9.8 million for the three months ended June 30, 2008. The decrease of $5.9 million over the same period last year was mainly due to the decrease in clinical trial activity in the current quarter as the Exalgo Phase 3 LBP clinical trial was substantially completed in March 2009. In addition, 2008 staff reductions in Neuromed’s research group and associated reduction in activity and spending contributed to the decrease in research and development expenses in the current three month period compared to the same period in the prior year.

The table below summarizes the allocation of research and development expenses to the clinical program for Exalgo for the three months ended June 30, 2009 and 2008. Our internal project costing methodology does not allocate all of the personnel and other indirect costs from all of our research and development departments to specific clinical and preclinical programs, and such unallocated costs are further summarized in the table below. Preclinical program costs consist of the personnel and other expenses allocated to our internally funded preclinical program, N-Type and T-Type, and research activities. Unallocated clinical and preclinical program costs consist primarily of the personnel and other expenses for our discovery departments (Chemistry, CMC, Pharmacology, Molecular, Discovery Management and Compound Handling), all of which supported the development of our preclinical product candidates. Infrastructure and support costs consist of facility costs, such as rent, office supplies and telephone, depreciation and amortization and costs for research and development support personnel, such as our Informatics, Information Technology, and Intellectual Property departments.

	Three months ended June 30
	2009	2008
	(in thousands)
Exalgo clinical program costs	$2,316	$5,724
Preclinical program costs	25	252
Unallocated clinical and preclinical program costs	908	2,976
Infrastructure and support costs	584	847
Stock-based compensation expense	18	36

Total research and development expenses	$3,851	$9,835

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2009 were $2.0 million compared to $1.3 million for the three months ended June 30, 2008. The increase of $0.7 million for the current quarter over the same period last year was mainly due to legal and professional fees related to the sale of Exalgo and the proposed merger with CombinatoRx.

Selling and Commercialization Expenses

Selling and commercialization expenses for the quarter ended June 30, 2009 were $0.8 million compared to $0.9 million for the quarter ended June 30, 2008. The decrease of $0.1 million for the current quarter over the same period last year was primarily due to a decrease in commercial infrastructure activities.

Other income (expenses)

Other income (expenses) for the three months ended June 30, 2009 were ($6.0) million compared to ($0.2) million for the three months ended June 30, 2008. The increased expense for the current quarter over the same period last year was primarily due to accretion of the debt portion of the notes payable and the $2.2 million implied interest expense per the terms of the convertible notes payable. The amounts were mitigated by a gain on revaluation of warrants.

Comparison of the Nine-month Period Ended June 30, 2009 to the Nine-month Period Ended June 30, 2008

Revenue

Revenue for the nine months ended June 30, 2009 was $0.5 million compared to $11.8 million for the nine months ended June 30, 2008. The $11.3 million decrease in revenue was due to the recognized portion of the Merck up-front license fee in the nine-month period last year.

Operating Expenses

Research and Development Expenses

Research and development expenses for the nine months ended June 30, 2009 were $19.6 million compared to $28.1 million for the nine months ended June 30, 2008. The $8.5 million decrease was primarily due to research staff reductions and reduced laboratory supply expenses in June 2008 as well as reduced clinical trial activity due to the lower back pain trial concluding in March 2009.

The table below summarizes the allocation of research and development expenses to the clinical program for Exalgo for the nine months ended June 30, 2009 and 2008. Our internal project costing methodology does not allocate all of the personnel and other indirect costs from all of our research and development departments to specific clinical and preclinical programs, and such unallocated costs are further summarized in the table below. Preclinical program costs consist of the personnel and other expenses allocated to our internally funded preclinical program, N-Type and T-Type, and research activities. Unallocated clinical and preclinical program costs consist primarily of the personnel and other expenses for our discovery departments (Chemistry, CMC, Pharmacology, Molecular, Discovery Management and Compound Handling), all of which supported the development of our preclinical product candidates. Infrastructure and support costs consist of facility costs, such as rent, office supplies and telephone, depreciation and amortization and costs for research and development support personnel, such as our Informatics, Information Technology, and Intellectual Property departments.

	Nine months ended June 30
	2009	2008
	(in thousands)
Exalgo clinical program costs	$14,442	$16,666
Preclinical program costs	149	526
Unallocated clinical and preclinical program costs	3,083	8,377
Infrastructure and support costs	1,829	2,450
Stock-based compensation expense	63	94

Total research and development expenses	$19,566	$28,113

General and Administrative Expense

General and administrative expenses were $3.8 million for the nine months ended June 30, 2009 compared to $4.0 million for the nine months ended June 30, 2008. For the current nine month period compared with the same period in the prior year, Neuromed experienced an increase in legal and professional fees relating to the sale of Exalgo, the proposed merger with CombinatoRx and issuance of the convertible notes. This was offset by a decrease in salaries and related costs due to general and administrative staff reductions.

Selling and Commercialization Expenses

Selling and commercialization expenses were $1.6 million for the nine months ended June 30, 2009 compared to $2.2 million for the nine months ended June 30, 2008. The $0.6 million decrease was primarily due to a reduction in commercial infrastructure activities over the same period last year.

Other Income (Expenses)

Other income (expenses) for the nine months ended June 30, 2009 were ($5.7) million compared to $3.3 million for the nine months ended June 30, 2008. The increased expense over the comparative nine month period was primarily due to the $5.8 million accretion of the debt portion of the convertible notes payable and the $2.2 million implied interest expense per the terms of the convertible notes payable. The amounts were mitigated by a gain on revaluation of warrants. Interest and other income was less than $0.1 million for the nine months ended June 30, 2009 versus $1.3 million for the nine months ended June 30, 2008. Interest income decreased in the current period compared to the same period in 2008 mainly due to lower cash and cash equivalents balances and lower interest rates. Foreign exchange gain decreased for the nine month period ended June 30, 2009 primarily due to the weakening of the U.S. dollar in 2009.

Comparison of the Years Ended September 30, 2008 and 2007

Revenues

Revenues for the year ended September 30, 2008 were $11.7 million versus $16.8 for year ended September 30, 2007. The $5.1 million decrease in revenue was due to the full amortization of the Merck up-front license fee and end of funding associated with the research and development collaboration as at June 30, 2008.

Operating Expenses

Research and Development Expenses

Research and development expenses for the year ended September 30, 2008 were $38.5 million compared to $48.6 million for the year ended September 30, 2007. The $10.1 million decrease was primarily due to the $30 million up-front Exalgo license fee charged to research and development expense in 2007 as well as research staff reductions and reduced laboratory supply expenses in 2008. This was partially offset by increased research activities to advance the T-type program in 2008.

The table below summarizes the allocation of research and development expenses to the clinical program for Exalgo for the years ended September 30, 2008 and 2007. Our internal project costing methodology does not allocate all of the personnel and other indirect costs from all of our research and development departments to specific clinical and preclinical programs, and such unallocated costs are further summarized in the table below. Preclinical program costs consist of the personnel and other expenses allocated to our internally funded preclinical program, N-Type and T-Type, and research activities. Unallocated clinical and preclinical program costs consist primarily of the personnel and other expenses for our discovery departments (Chemistry, CMC, Pharmacology, Molecular, Discovery Management and Compound Handling), all of which supported the development of our preclinical product candidates. Infrastructure and support costs consist of facility costs, such as rent, office supplies and telephone, depreciation and amortization and costs for research and development support personnel, such as our Informatics, Information Technology, and Intellectual Property departments.

	Year ended September 30
	2008	2007
	(in thousands)
Exalgo	$19,996	$34,349

Total clinical program costs	19,996	34,349

Preclinical program costs	888	874
Unallocated clinical and preclinical program costs	10,102	9,866
Infrastructure and support costs	7,393	3,517
Stock-based compensation expense	128	15

Total research and development expenses	$38,507	$48,621

General and Administrative Expenses

General and administrative expenses were $6.2 million for the year ended September 30, 2008 compared to $4.7 million for the year ended September 30, 2007. This $1.5 million increase in general and administrative expenses was primarily due to previously deferred legal and accounting costs relating to Neuromed’s abandoned initial public offering being expensed and additional costs due to the establishment of a project management department to support the creation of a commercial infrastructure to potentially launch Exalgo. In addition, there was an increase in legal and other consulting activity associated with an IPO-related reorganization of the company’s corporate structure.

Selling and Commercialization Expenses

Selling and commercialization expenses were $3.2 million for the year ended September 30, 2008 compared to $1.8 million for the year ended September 30, 2007. In 2008, selling and commercialization expenses increased primarily due to increase in personnel and consulting activity to support the establishment of the commercial infrastructure required for the then potential commercial launch of Exalgo.

Other Income

Interest and other income was $1.5 million for the year ended September 30, 2008 versus $2.5 million for the year ended September 30, 2007. Interest income in 2008 decreased compared to 2007 due to lower interest rates combined with lower cash and cash equivalents balances.

Liquidity and Capital Resources

Neuromed has incurred cumulative losses of $172.3 million since inception through June 30, 2009. Included in accumulated deficit is $24.9 million of redeemable preferred stock accretion. Since inception, Neuromed has funded its operations primarily through the private placement of its preferred shares. Neuromed raised net proceeds of $3.3 million through the sale of Series A preferred shares in 1998 and 1999, $12.9 million through the sale of Series B preferred shares in 2000 and 2002, $31.3 million through the sale of Series C preferred shares in 2003 and 2005, $25.1 million through the sale of Series D preferred shares in 2006 and $53.1 million through the sales of Series E preferred shares in 2007 and $9.1 million through the issuance of promissory notes in 2009.

As at June 30, 2009, Neuromed had cash, cash equivalents and short-term investments of $18.4 million as compared to $16.6 million at September 30, 2008. The balance of cash, cash equivalents and short-term investments has fluctuated from period to period primarily due to the timing of preferred share financings, the payment and receipt of payments from collaborators and the timing of clinical trial expenditures.

In June 2009, Neuromed entered into an asset purchase agreement with Mallinckrodt to sell all of its tangible and intangible assets associated with Exalgo. As part of the agreement, Neuromed received $10.0 million as an upfront payment, approximately $1.9 million as reimbursement of clinical and NDA submission-related expenses and $5.0 million upon acceptance of the NDA submission by the FDA. Neuromed is also eligible to receive at least $30.0 million upon FDA approval of Exalgo, which could potentially increase up to $40.0 million. Neuromed is also entitled to receive tiered royalties based on the net sales of Exalgo ranging from a mid to high-single digit percentage of net sales. In addition, because Neuromed will be assisting Mallinckrodt with the approval of Exalgo, it is entitled to reimbursement of clinical and other expenses that it will incur, up to a maximum of $16.0 million. The $1.9 million reimbursement of regulatory and clinical expenses paid at closing is included as part of this amount.

Neuromed’s principal near term capital needs include the cost to pay obligations associated with the completion of the phase 3 clinical trials and NDA submission for Exalgo which were incurred prior to the sale of Exalgo to Mallinckrodt, continued research and development of its calcium channel programs, as well as general and administrative expenses. Since its formation, Neuromed has financed its capital needs by way of equity issuances, scientific research and experimental development investment tax credits, and utilization of an asset-backed financing credit facility. Neuromed believes that based on its current operating plan, upon timely FDA approval of Exalgo, its cash reserves and cash from operations will be sufficient to meet its current anticipated cash needs for working capital and current capital expenditures through 2010.

Neuromed’s future capital requirements will depend on many factors, including, without limitation, FDA approval of Exalgo, royalty income payable by Mallinckrodt from net sales of Exalgo, product development programs and potential in-licensing activities it may undertake. In order to meet its capital requirements, Neuromed will consider additional public and private financings, including the issuance of debt financing, to fund all or part of its requirements. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, Neuromed may have to substantially reduce or eliminate expenditures for research and development or obtain funds through arrangements with third parties that require it to relinquish rights to certain technologies or product candidates. There can be no assurance that Neuromed will be able to raise additional capital if its capital resources are exhausted.

Net cash used in operating activities for the nine months ended June 30, 2009 was $5.8 million compared to $25.0 million for the nine months ended June 30, 2008. The decrease in the net cash used in operating activities was primarily due to both a decrease in deferred revenue from the Merck collaboration and an increase in deferred revenue from the sale of Exalgo.

Net cash used in investing activities was less than $0.1 million for the nine months ended June 30, 2009 compared to net cash provided by investing activities of $13.3 million for the same period in 2008. The decrease in cash provided by investing activities was mainly due to the lower available cash for investments and lower short-term investment yields in 2009.

Net cash provided by financing activities was $8.6 million for the nine months ended June 30, 2009 compared to $1.3 million for the nine months ended June 30, 2008. The increase in the net cash provided by financing activities was primarily due to the proceeds from the issuance of promissory notes in February 2009.

In 2004, Neuromed entered into a $4.0 million asset-backed financing credit facility. Under this facility, Neuromed drew down $3.4 million bearing a variable interest rate of the Canadian Certificate of Deposit Offered Rate plus 1.75% per annum. Each draw down on the facility was repayable over a three-year period. This facility was collateralized by a general security charge over certain of Neuromed’s assets. As at June 30, 2009, the outstanding balance under the credit facility was $0.5 million. The remaining outstanding principal balance of the credit facility was paid in full in July 2009.

Off Balance Sheet Arrangements

Neuromed has not entered into any off-balance sheet financing arrangements.

NEUROMED PRINCIPAL STOCKHOLDERS

The following table and the related notes present information on the beneficial ownership of shares of Neuromed capital stock as of September 30, 2009 by each director and executive officer of Neuromed and by each person or group who is known to the management of Neuromed to be the beneficial owner of more than 5% of the collective voting power of the shares of Neuromed capital stock outstanding as of September 30, 2009. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable and the voting agreements entered into by certain directors of Neuromed (including affiliated entities) with CombinatoRx, Neuromed believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The number of shares of capital stock beneficially owned and percentage of voting power below are based on 36,305,602 shares of Neuromed convertible preferred stock, 53,999,136 shares of Neuromed convertible preferred special voting stock, 2,924 shares of Neuromed Series F preferred stock, 6,520 shares of Neuromed Series F special voting stock, 2,762,938 shares of Neuromed common stock and 1,649,801 shares of Neuromed common special voting stock outstanding on September 30, 2009, and the respective voting rights of such shares as of such date, which consisted of 714 votes for each share of Series F preferred stock or Series F special voting stock, and one (1) vote for each share of convertible preferred stock, convertible preferred special voting stock, common stock or common special voting stock. In addition, shares of capital stock that may be acquired by an individual or group within 60 days of September 30, 2009, pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the ownership and voting power of such individual or group, but are not deemed to be outstanding for the purpose of computing the ownership and voting power of any other person shown in the table. Shares of capital stock that may be acquired by an individual or group pursuant to the exchange of exchangeable shares of Neuromed Canada, however, are excluded from the following table. Upon the exchange of such exchangeable shares of Neuromed Canada for shares of capital stock of Neuromed US, Neuromed US is required to redeem the corresponding shares of Neuromed special voting stock, which would result in such individual or group’s voting power remaining unchanged. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Neuromed Pharmaceuticals, Inc., Six Tower Bridge, Suite 440, 181 Washington Street, Conshohocken, PA 19428.

5% Stockholders	Number of Shares of Series F Preferred Stock Beneficially Owned	Number of Shares of Series F Special Voting Stock Beneficially Owned	Number of Shares of Common Stock and Series Preferred Stock Beneficially Owned	Number of Shares of Common Special Voting Stock and Series Preferred Special Voting Stock Beneficially Owned	Percentage of Voting Power
MPM Capital LLC and related persons(1)	2,924	—	26,282,029	—	27.73%

Growth Works Group(2)	—	1,524	—	13,502,836	14.33%

Neuro Discovery Limited Partnership Allon Therapeutics Inc. Trifund Capital (VCC) Ltd.(3)	—	587	—	11,326,558	11.56%

James Richardson & Sons, Limited(4)	—	1,556	8,672,143	1,823,036	11.39%

Deans Knight Group(5)	—	—	—	6,500,000	6.40%

	Number of Shares of Series F Preferred Stock Beneficially Owned	Number of Shares of Series F Special Voting Stock Beneficially Owned	Number of Shares of Common Stock and Series Preferred Stock Beneficially Owned	Number of Shares of Common Special Voting Stock and Series Preferred Special Voting Stock Beneficially Owned	Percentage of Voting Power
Directors and Executive Officers
Mark H.N. Corrigan, MD(6)	—	—	175,000	—	*
Christopher C. Gallen, MD, PhD (7)	—	—	3,519,000	—	3.41%
Todd Foley(8)	—	—	100,000	—	*
Bill Hunter, MD, MSc(9)	—	—	—	175,000	*
James J. Miller, PhD(10)	—	—	—	172,826	*
Hartley T. Richardson(11)	—	—	—	100,000	*
Kurt C. Wheeler(12)	2,924	—	26,182,029	—	25.77%
Terrance P. Snutch, Ph.D.(13)	—	—	—	1,734,488	1.69%
C. Eugene Wright, III, PharmD., Ph.D.(14)	—	—	200,000	—	*
Executive officers and directors as a group (9 persons)(15)	2,924	—	30,176,029	2,182,314	30.73%

*	Less than 1%
(1)

The address for investment funds affiliated with MPM Capital LLC is John Hancock Tower, 200 Clarendon St, 54th Floor, Boston MA 02116. Consists of (i) 420,252 shares of Neuromed convertible preferred stock, which includes 9,744 shares of convertible preferred stock pursuant to warrants exercisable within 60 days of September 30, 2009, and 47 shares of Neuromed Series F preferred stock held by MPM Asset Management Investors 2003 BVIII, LLC, (ii) 1,460,006 shares of Neuromed convertible preferred stock, which includes 33,837 shares of convertible preferred stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009, and 163 shares of Series F preferred stock held by MPM Bioventures III, L.P., (iii) 1,835,196 shares of Neuromed convertible preferred stock, which includes 42,531 shares of convertible preferred stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009, and 205 shares of Neuromed Series F preferred stock held by MPM Bioventures III GmbH & Co. Beteiligungs KG, (iv) 655,443 shares of Neuromed convertible preferred stock, which includes 15,199 shares of convertible preferred stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009, and 73 shares of Neuromed Series F preferred stock held by MPM Bioventures III Parallel Fund L.P., (v) 21,711,132 shares of Neuromed convertible preferred stock, which includes 503,249 shares of convertible preferred stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009, and 2,436 shares of Neuromed Series F preferred stock held by MPM Bioventures III-QP, L.P., (vi) 100,000 shares of Neuromed common stock issuable upon exercise of options within 60 days of September 30, 2009, held by Mr. Kurt C. Wheeler, and (vii) 100,000 shares of Neuromed common stock issuable upon exercise of options within 60 days of September 30, 2009 held by Mr. Todd Foley. Mr. Wheeler has sole voting and sole dispositive power with respect to the shares subject to options held of record by him and Mr. Foley has sole voting and sole dispositive power with respect to the shares subject to options held of record by him. Voting and/or dispositive decisions with respect to the shares held by MPM Asset Management Investors 2003 BVIII, LLC, MPM Bioventures III, L.P., MPM Bioventures III GmbH & Co. Beteiligungs KG, MPM Bioventures III Parallel Fund L.P. and MPM Bioventures III-QP, L.P. are made by MPM BioVentures III G.P., L.P. and MPM BioVentures III LLC (“BV III LLC”), the direct and indirect general partners of MPM Bioventures III, L.P., MPM Bioventures III GmbH & Co. Beteiligungs KG, MPM Bioventures III Parallel Fund L.P. and MPM Bioventures III-QP, L.P. and BV III LLC is the manager MPM Asset Management Investors 2003 BVIII, LLC. Mr. Kurt C. Wheeler, Dr. Luke Evnin, Dr. Ansbert Gadicke, Dr. Nick Galakatos, Dr. Michael Steinmetz, Mr. Nick Simon and Dr. Dennis Henner are members of BV III LLC. Each member of BV III LLC has shared voting and shared dispositive power with respect to such shares except as noted above with respect to the shares underlying options held of record by Messrs. Wheeler and Foley. Each member of the group disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)	The address for Growth Works Group is Suite 2600 - 1055 West Georgia Street, PO Box 11170 Royal Centre, Vancouver BC V6E 3R5, Canada. Consists of (i) 12,544 shares of Neuromed common special voting stock and 12,852,206 shares of Neuromed convertible preferred special voting stock, which includes 315,000 shares of convertible preferred special voting stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009, and 1,524 shares of Neuromed Series F special voting stock held by Working Opportunity Fund (EVCC) Ltd., and (ii) 638,086 shares of Neuromed convertible preferred special voting stock held by GrowthWorks Access Fund Limited Partnership. Voting and/or dispositive decisions with respect to the shares held by Working Opportunity Fund (EVCC) Ltd. are made by its manager GrowthWorks Capital Ltd. The following are the Vancouver based senior or investment related officers of GrowthWorks Capital Ltd. who have the authority to authorize such voting and dispositive decisions on behalf of GrowthWorks Capital Ltd.: (i) any one of David Levi, President and CEO, Alex Irwin, Chief Operating Officer and Jim Charlton, Senior Vice-President Investments for British Columbia; or (ii) any two of Patrick Brady, Vice-President, Investments, Rolf Dekleer, Vice-President, Investments and Joseph Timlin, Vice-President, Investments. Voting and/or dispositive decisions with respect to the shares held by GrowthWorks Access Fund Limited Partnership are made by its general partner, GrowthWorks Access GP I Ltd. (“Access GP”), an affiliate of GrowthWorks Capital Ltd. The following are the officers of Access GP who have the authority to authorize such voting and dispositive decisions on behalf of Access GP: (i) any one of David Levi, President and CEO, Alex Irwin, Chief Operating Officer and Jim Charlton, Senior Vice-President Investments for British Columbia; or (ii) any two of Timothy Lee, Senior Vice-President, Investments, Clint Matthews, Chief Financial Officer and Murray Munro, Senior Vice-President, National Sales, Marketing & Government Relations. Each member of the group disclaims beneficial ownership of such shares (other than the shares held directly by such member) except to the extent of its pecuniary interest therein, if any.
(3)	The address for Neuro Discovery Limited Partnership, Allon Therapeutics Inc. and Trifund Capital (VCC) Ltd. is 506 - 1168 Hamilton Street, Vancouver, BC, V6B 2S2, Canada. Consists of (i) 4,235 shares of Neuromed common special voting stock and 9,488,219 shares of Neuromed convertible preferred special voting stock, which includes 121,286 convertible preferred special voting stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009 held by Neuro Discovery Limited Partnership, (ii) 1,776,087 shares of Neuromed convertible preferred special voting stock held by Trifund Capital (VCC) Ltd., and (iii) 58,017 shares of Neuromed convertible preferred special voting stock held by Allon Therapeutics Inc. Voting and/or dispositive decisions with respect to the shares held by Neuro Discovery Limited Partnership, Trifund Capital (VCC) Ltd. and Allon Therapeutics Inc. are made by Mr. James J. Miller, PhD. Mr. James J. Miller, PhD disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(4)	The address for James Richardson & Sons, Limited is 30th Floor, Richardson Building, One Lombard Place, Winnipeg, MB R3B 0Y1, Canada. Consists of (i) 20,182 shares of Neuromed common special voting stock, 8,672,143 shares of Neuromed convertible preferred stock, 1,727,854 shares of Neuromed convertible preferred special voting stock which includes 321,429 shares of convertible preferred special voting stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009, and 1,556 shares of Neuromed Series F special voting stock and (ii) 75,000 shares of common special voting stock issuable upon exercise of options exercisable within 60 days of September 30, 2009, held by Hartley T. Richardson. Voting and/or dispositive decisions with respect to the shares held by James Richardson & Sons, Limited are subject to the prior approval of a majority of the directors. The directors of James Richardson & Sons, Limited are Hartley T. Richardson, Carolyn A. Hursh, Kristjan M. Benidickson, Royden R. Richardson, Gregg J. Hanson, Harvey L. Secter and Charles M. Winograd. Each director of James Richardson & Sons, Limited disclaims beneficial ownership of any shares held by James Richardson & Sons, Limited except to the extent of his or her pecuniary interest, if any. Hartley T. Richardson is also President and Chief Executive Officer of, and has an indirect minority interest in, James Richardson & Sons, Limited.
(5)	The address for Deans Knight Group is c/o Dean’s Knight Capital Management Ltd., 730 - 999 West Hastings Street, Vancouver BC V6C 2W2, Canada.
(6)	Consists of 175,000 shares of Neuromed common stock issuable upon exercise of stock options exercisable within 60 days after September 30, 2009.

(7)	Includes 1,719,000 shares of Neuromed common stock issuable upon exercise of stock options exercisable within 60 days after September 30, 2009.
(8)	Consists of 100,000 shares of Neuromed common stock issuable upon exercise of stock options exercisable within 60 days after September 30, 2009.
(9)	Consists of 175,000 shares of Neuromed common special voting stock issuable upon exercise of stock options exercisable within 60 days after September 30, 2009.
(10	Includes 116,806 shares of Neuromed common special voting stock issuable upon exercise of stock options exercisable within 60 days after September 30, 2009.
(11)	Consists of 100,000 shares of Neuromed common special voting stock issuable upon exercise of stock options exercisable within 60 days after September 30, 2009.
(12)	Consists of (i) 420,252 shares of Neuromed convertible preferred stock, which includes 9,744 shares of convertible preferred stock pursuant to warrants exercisable within 60 days of September 30, 2009, and 47 shares of Neuromed Series F preferred stock held by MPM Asset Management Investors 2003 BVIII, LLC, (ii) 1,460,006 shares of Neuromed convertible preferred stock, which includes 33,837 shares of convertible preferred stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009, and 163 shares of Series F preferred stock held by MPM Bioventures III, L.P., (iii) 1,835,196 shares of Neuromed convertible preferred stock which includes 42,531 shares of convertible preferred stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009, and 205 shares of Neuromed Series F preferred stock held by MPM Bioventures III GmbH & Co. Beteiligungs KG, (iv) 655,443 shares of Neuromed convertible preferred stock, which includes 15,199 shares of convertible preferred stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009, and 73 shares of Neuromed Series F preferred stock held by MPM Bioventures III Parallel Fund L.P., (v) 21,711,132 shares of Neuromed convertible preferred stock, which includes 503,249 shares of convertible preferred stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009, and 2,436 shares of Neuromed Series F preferred stock held by MPM Bioventures III-QP, L.P., and (vi) 100,000 shares of Neuromed common stock issuable upon exercise of options within 60 days of September 30, 2009, held by Mr. Kurt C. Wheeler. See footnote (1) for a description of voting and dispositive power with respect to such shares. Mr. Wheeler disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(13)	Includes 1,131,438 shares of Neuromed common special voting stock issuable upon exercise of stock options exercisable within 60 days after September 30, 2009.
(14)	Consists of 200,000 shares of Neuromed common stock issuable upon exercise of stock options exercisable within 60 days after September 30, 2009.
(15)	Includes 2,294,000 shares of Neuromed common stock and 1,523,244 shares of Neuromed common special voting stock issuable upon exercise of stock options exercisable within 60 days after September 30, 2009.

COMPARISON OF RIGHTS OF HOLDERS OF

COMBINATORX COMMON STOCK AND NEUROMED CAPITAL STOCK

CombinatoRx and Neuromed are both Delaware corporations. The rights of stockholders of each company are generally governed by the DGCL and each company’s respective certificates of incorporation and bylaws. Upon completion of the merger, Neuromed stockholders will become CombinatoRx stockholders and CombinatoRx’s sixth amended and restated certificate of incorporation and bylaws will govern the rights of former Neuromed stockholders.

The following discussion summarizes relevant provisions of the DGCL, when helpful, and the material differences between the rights of CombinatoRx stockholders and Neuromed stockholders, however, it does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should carefully read the relevant provisions of the DGCL and CombinatoRx’s and Neuromed’s respective certificates of incorporation and bylaws. For more information on how to obtain these documents, see “Additional Information—Where You Can Find Additional Information.”

Capitalization

CombinatoRx Authorized Capital Stock. The authorized capital stock of CombinatoRx consists of 60,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. In order to consummate the merger, CombinatoRx is seeking stockholder approval pursuant to this joint proxy statement/prospectus to amend its sixth amended and restated certificate of incorporation to increase the authorized CombinatoRx common stock from 60,000,000 shares to 200,000,000 shares.

CombinatoRx Common Stock. As of October 9, 2009 there were approximately 35,063,881 shares of CombinatoRx common stock outstanding and held of record by approximately 48 persons. CombinatoRx common stock is listed on The NASDAQ Global Market under the symbol “CRXX.” Except as otherwise provided in any resolution providing for the issue of any series of preferred stock, holders of CombinatoRx common stock have exclusive voting rights for the election of directors and for all other purposes. Holders of CombinatoRx common stock are entitled to one vote per share on all matters to be voted upon by CombinatoRx stockholders. Neither the CombinatoRx sixth amended and restated certificate of incorporation nor the CombinatoRx amended and restated bylaws authorize cumulative voting. The holders of CombinatoRx common stock are entitled to receive dividends, if any, as may be declared from time to time by the CombinatoRx board of directors out of funds legally available for the payment of dividends, subject to the rights of any series of preferred stock. In the event of a liquidation, dissolution or winding up of CombinatoRx, the holders of CombinatoRx common stock are entitled to share ratably in all assets remaining after payment of the preferential amounts, if any, to which the holders of CombinatoRx preferred stock, if any, are entitled. The CombinatoRx common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the CombinatoRx common stock. All outstanding shares of CombinatoRx common stock are fully paid and non-assessable, and the shares of CombinatoRx common stock to be outstanding upon completion of the merger will be fully paid and non-assessable. Computershare is the Transfer Agent and Registrar for the shares of CombinatoRx common stock. To enable CombinatoRx to maintain its eligibility for the continued listing of its common stock on The NASDAQ Global Market, CombinatoRx is seeking stockholder approval pursuant to this joint proxy statement/prospectus to authorize an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect a reverse stock split of CombinatoRx’s issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including two and eight would be combined and reclassified into one share of CombinatoRx common stock (such exact amount to be determined by the CombinatoRx board of directors).

CombinatoRx Preferred Stock. The CombinatoRx board of directors may issue up to 5,000,000 shares of CombinatoRx preferred stock in one or more series and may, in connection with the creation of any such series, determine and fix, subject to the DGCL:

•	voting powers, full or limited, or no voting powers;

•	designations, preferences and relative participating, optional or other special rights; and

•	qualifications, limitations or restrictions.

Such determinations may include fixing dividend rights, conversion rights, redemption privileges and liquidation preferences.

At the date of this prospectus, no shares of CombinatoRx preferred stock were outstanding. Although CombinatoRx presently does not intend to do so, the CombinatoRx board of directors may issue CombinatoRx preferred stock with voting, liquidation, dividend, conversion and such other rights which could negatively affect the voting power or other rights of the CombinatoRx common stockholders without the approval of the CombinatoRx common stockholders. Any issuance of CombinatoRx preferred stock may delay or prevent a change in control of CombinatoRx.

Neuromed Authorized Capital Stock. The authorized capital stock of Neuromed consists of 157,528,103 shares of common stock, $0.000001 par value per share, and 297,657,128 shares of preferred stock, $0.000001 par value per share, issuable in series, consisting of 1,045,149 shares of Series A-1 Preferred Stock, 786,797 shares of Series A-2 Preferred Stock, 3,297,178 shares of Series B-1 Preferred Stock, 2,409,440 shares of Series B-2 Preferred Stock, 22,000,000 shares of Series C-1 Preferred Stock, 18,000,000 shares of Series C-2 Preferred Stock, 34,000,000 shares of Series D-1 Preferred Stock, 39,000,000 shares of Series D-2 Preferred Stock, 60,000 shares of Series E Preferred Stock, 10,000 shares of Series F Redeemable Preferred Stock, 32,500,000 shares of Common Special Voting Stock, 1,045,149 shares of Series A-1 Special Voting Stock, 786,797 shares of Series A-2 Special Voting Stock, 3,297,178 shares of Series B-1 Special Voting Stock, 2,409,440 shares of Series B-2 Special Voting Stock, 11,000,000 shares of Series C-1 Special Voting Stock, 14,000,000 shares of Series C-2 Special Voting Stock, 34,000,000 shares of Series D-1 Special Voting Stock, 39,000,000 shares of Series D-2 Special Voting Stock, 39,000,000 shares of Series E Special Voting Stock and 10,000 shares of Series F Special Voting Stock have been authorized. The Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series D-1 Preferred Stock and Series D-2 Preferred Stock are referred to collectively as the Series Preferred Stock. The Series A-1 Special Voting Stock, Series A-2 Special Voting Stock, Series B-1 Special Voting Stock, Series B-2 Special Voting Stock, Series C-1 Special Voting Stock, Series C-2 Special Voting Stock, Series D-1 Special Voting Stock, Series D-2 Special Voting Stock, Series E Special Voting Stock and Series F Special Voting Stock are referred to collectively as the Series Special Voting Stock. The Series Special Voting Stock and the Common Special Voting Stock are referred to collectively as Special Voting Stock. All shares of Series Preferred Stock are currently convertible into common stock on a one-for-one basis. Upon approval and at the effective time of the merger, all shares of Special Voting Stock issued and outstanding immediately prior to the effective time of the merger will, without any consideration, be cancelled and will cease to exist.

Neuromed Common Stock. As of October 8, 2009, there were approximately 2,762,938 shares of Neuromed common stock outstanding that were held of record by approximately 7 persons. Holders of Neuromed common stock are entitled to one (1) vote per share on all matters to be voted upon by Neuromed stockholders, except at a meeting of holders of shares of a particular class or series of stock other than the common stock (or written action in lieu of a meeting) who are entitled to vote separately as a class or series. Subject to the rights of holders of the shares of Series Preferred Stock and the holders of any other class or series of stock at the time outstanding having prior rights as to dividends, Neuromed’s board of directors may declare or pay dividends on the common stock out of any assets or funds legally available for such dividends. However, the board of directors shall not declare any dividends on any shares of Neuromed capital stock that are payable, nor pay any dividends on any shares of its capital stock, when any shares of Series F Redeemable Preferred Stock are outstanding. In the event of a liquidation, dissolution or winding up of Neuromed, the holders of Neuromed common stock are entitled to share ratably in all assets and funds remaining after payment of liabilities of Neuromed and of the preferential amounts, including those preferential amounts to which the holders of Neuromed Series F Redeemable Preferred Stock and the Series Preferred Stock are entitled. The Neuromed common stock has no preemptive, conversion or other subscription rights. All outstanding shares of Neuromed common stock are fully paid and non-assessable.

Neuromed Preferred Stock. As of the date of this prospectus, there were no shares of Series A-1 Preferred Stock, no shares of Series A-2 Preferred Stock, no shares of Series B-1 Preferred Stock, no shares of Series B-2 Preferred Stock, 8,375,000 shares of Series C-1 Preferred Stock, 7,282,608 shares of Series C-2 Preferred Stock, 10,832,994 shares of Series D-1 Preferred Stock, 9,815,000 shares of Series D-2 Preferred Stock, no shares of Series E Preferred Stock, 2,924 shares of Series F Redeemable Preferred Stock, 1,649,801 shares of Common Special Voting Stock, 1,045,149 shares of Series A-1 Special Voting Stock, 786,797 shares of Series A-2 Special Voting Stock, 3,297,178 shares of Series B-1 Special Voting Stock, 2,409,440 shares of Series B-2 Special Voting Stock, 7,660,570 shares of Series C-1 Special Voting Stock, 6,661,367 shares of Series C-2 Special Voting Stock, 7,238,435 shares of Series D-1 Special Voting Stock, 24,900,200 shares of Series D-2 Special Voting Stock, no shares of Series E Special Voting Stock and 6,520 shares of Neuromed Series F Special Voting Stock issued and outstanding.

Neuromed Series Preferred Stock and Series E Preferred Stock. Each holder of outstanding shares of Series Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the preferred shares are convertible. Each holder of outstanding shares of Series E Preferred Stock is entitled to the number of votes equal to the number of shares of common stock the holder would receive if all of his Series E Preferred Stock were converted into shares of Series D-2 Preferred Stock which were then converted into shares of common stock. Except as provided otherwise by law or by Neuromed’s seventh amended and restated certificate of incorporation, holders of preferred stock and common stock shall vote together as a single class, in the case of preferred stock (other than Series F Redeemable Preferred Stock and Series F Special Voting Stock) on an as converted to common stock basis. Holders of outstanding shares of Series F Redeemable Preferred Stock and Series F Special Voting Stock are entitled to the number of votes discussed below. The holders of shares of Series E Preferred Stock, Series Preferred Stock and common stock shall be entitled to receive, pro rata on an as converted to common stock basis, out of the funds legally available, non-cumulative dividends if, as, when and in the amount declared by Neuromed’s board of directors. However, the board of directors shall not declare any dividends on any shares of Neuromed capital stock that are payable, nor pay any dividends on any shares of its capital stock, when any shares of Series F Redeemable Preferred Stock are outstanding. Upon the occurrence of a liquidation event, the holders of Series Preferred Stock and Series E Preferred Stock are entitled to be paid out of the assets available for distribution remaining after payment in full of the liquidation preference of the Series F Redeemable Preferred Stock. Specifically, the holders of shares of Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series D-1 Preferred Stock and Series D-2 Preferred Stock will be paid their respective liquidation preferences on an equal basis out of any available assets prior and in preference to any payment with respect to shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, common stock or any other class or series of stock junior to the Series F Redeemable Preferred Stock and to the Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series D-1 Preferred Stock and the Series D-2 Preferred Stock. The Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock and Series B-2 Preferred Stock will then be paid out ratably from any available assets and funds prior and in preference to any payment with respect to any shares of common stock. If, after such payments, any assets and funds remain, they shall be distributed among the holders of common stock and Series Preferred Stock ratably based on the number of common stock held by each (assuming that all holders have converted into common stock), provided that (i) the holders of Series D-1 Preferred Stock and Series D-2 Preferred Stock shall cease to participate once they have received payments in the aggregate amount equal to three (3) times their respective liquidation preference, (ii) the holders of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock shall cease to participate once the holders of Series C-2 Preferred Stock have received payments in the aggregate amount equal to three (3) times their liquidation preference and (iii) the holders of common stock shall cease to participate once the holders of the Series Preferred Stock are no longer entitled to receive further payments because of the maximum amounts hit under (i) and (ii). After completion of these distributions, any remaining assets and funds remaining are to be distributed among the holders of shares of common stock based on the number of shares of common stock held by each holder. Subject to certain restrictions and limitations detailed in the Neuromed seventh amended and restated certificate of incorporation, the certificate of incorporation grants redemption rights to the holders of Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series D-1 Preferred Stock and Series D-2 Preferred Stock with respect to their holdings of such shares.

So long as shares of Series Preferred Stock, Series E Preferred Stock or Series Special Voting Stock remain outstanding, Neuromed cannot, without the approval of sixty percent (60%) of the votes attaching to the Series Preferred Stock, Series E Preferred Stock and Series Special Voting Stock (but not including the Series F Special Voting Stock) then outstanding, voting together as a single class and not as a separate series of stock, and evidenced by a written instrument:

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redeem, purchase or otherwise acquire for value any shares of preferred stock other than by conversion, redemption or pursuant to the call rights set forth in an exchange agreement among Neuromed, Neuromed Canada and their stockholders;

•	redeem, purchase or otherwise acquire any shares of common stock other than pursuant to stock option plans and related agreements approved by the board of directors;

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take any action that results in the payment or declaration of any dividend on any equity securities or in the distribution of any cash (other than in the normal course of business), securities or assets other than in respect of the Series F Redeemable Preferred Stock or pursuant to the exchange agreement among Neuromed, Neuromed Canada and their stockholders or pursuant to the support agreement between Neuromed US and Neuromed Canada;

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authorize or issue, or obligate itself to issue, any equity security (including any security convertible into or exercisable for any equity security) senior to or on parity with the Series E Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series D-1 Preferred Stock or Series D-2 Preferred Stock other than for issuances of shares of Series F Redeemable Preferred Stock and Series F Special Voting Stock and for issuance of shares pursuant to the exchange agreement, the support agreement or on conversion of the Series E Preferred Stock;

•	effect a public offering of Neuromed securities;

•	amend, alter or repeal any provisions of the Neuromed seventh amended and restated certificate of incorporation, amended and restated bylaws or equivalent organization documents;

•	take any action which effects a liquidation, dissolution or winding up of Neuromed or any of its subsidiaries;

•	make any loans or monetary advances to employees other than in the ordinary course of business;

•	incur or guarantee any indebtedness in excess of $3,000,000;

•	create any mortgage, pledge or other security interest in all or substantially all property other than a security interest provided to Neuromed’s principal banker;

•	purchase or otherwise acquire a business or assets, enter into a joint venture, make an investment or dispose of assets for aggregate consideration of $3,000,000 or more;

•	increase the board size to more than eight (8) directors;

•	effect a change of control; or

•	make a material change in Neuromed’s line of business.

So long as shares of each of the following series of preferred stock remain outstanding, Neuromed cannot, without the vote or written consent of the respective holders of at least a majority of the votes attaching to the then outstanding shares of such series and its corresponding special voting series (with such approval evidenced by an instrument in writing), amend, alter or repeal any of the provisions of its seventh amended and restated certificate of incorporation or amended and restated bylaws so as to materially and adversely affect such series of preferred stock:

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the Series A-1 Preferred Stock, Series A-2 Preferred Stock, voting together with the Series A-1 Special Voting Stock and Series A-2 Special Voting Stock as a single class on an as converted to common stock basis and not as a separate series;

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the Series B-1 Preferred Stock, Series B-2 Preferred Stock, voting together with the Series B-1 Special Voting Stock and Series B-2 Special Voting Stock as a single class on an as converted to common stock basis and not as a separate series;

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the Series C-1 Preferred Stock, Series C-2 Preferred Stock, voting together with the Series C-1 Special Voting Stock and Series C-2 Special Voting Stock as a single class on an as converted to common stock basis and not as a separate series;

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the Series D-1 Preferred Stock, Series D-2 Preferred Stock, voting together with the Series D-1 Special Voting Stock and Series D-2 Special Voting Stock as a single class on an as converted to common stock basis and not as a separate series; and

•	the Series E Preferred Stock, voting together with the Series E Special Voting Stock as a single class on an as converted to common stock basis and not as a separate series.

Neuromed Special Voting Stock. Where Neuromed’s seventh amended and restated certificate of incorporation provides that the voting rights of the Special Voting Stock are to be determined on an as converted to common stock basis, such term shall mean that each holder of outstanding shares of Special Voting Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Special Voting Stock would convert, if such shares were so convertible. For the purposes of determining the number of votes that each share of Special Voting Stock would be entitled to, each share of Common Special Voting Stock is deemed convertible into one share of common stock and shares of other series of Special Voting Stock (excluding the Series E Special Voting Stock and the Series F Special Voting Stock) are deemed convertible into common stock on the same terms as the corresponding series of preferred stock (e.g., the Series A-1 Special Voting Stock shall be deemed to convert into common stock on the same terms as the Series A-1 Preferred Stock). Each share of Series E Special Voting Stock shall be deemed to be entitled to the number of votes equal to the number of shares of common stock which such holder would receive if all Series E Special Voting Stock held by such holder were converted into shares of Series D-2 Preferred Stock and then such Series D-2 Preferred Stock were converted into common stock, divided by six hundred and fifty (650). Each share of Series F Special Voting Stock shall be deemed to be entitled to the number of votes equal to the product of (i) the quotient obtained by dividing the stated value of the Series F Redeemable Share (currently $1,000) by $1.40 and (ii) the number of shares of common stock into which one (1) share of Series D-1 Preferred Stock is then convertible. The shares of Special Voting Stock are not convertible into common stock. Holders of shares of Special Voting Stock are not entitled to receive dividends, and on any liquidation, dissolution or winding up of Neuromed, the holders of Special Voting Stock are not entitled to any payment or any distribution from any remaining assets and funds. When no shares of any series of Special Voting Stock are outstanding, such series of Special Voting Stock will be cancelled, retired and eliminated from the shares which Neuromed is authorized to issue.

Neuromed Series F Redeemable Preferred Stock. The stated value of the Series F Redeemable Preferred Stock is $1,000 per share, subject to appropriate adjustments in the event of a stock dividend, stock split, combination or other similar recapitalization. Each holder of outstanding shares of Series F Redeemable Preferred Stock is entitled to the number of votes in respect of each share of Series F Redeemable Preferred Stock equal to the product of (i) the quotient obtained by dividing the stated value of the Series F Redeemable

Share (currently $1,000) by $1.40 and (ii) the number of shares of common stock into which one (1) share of Series D-1 Preferred Stock is then convertible. The Series F Redeemable Preferred Stock ranks senior to common stock, Series Preferred Stock, Series E Preferred Stock and Special Voting Stock as to the distribution of assets upon liquidation, dissolution or winding up of Neuromed and as to the payment of dividends. The holders of shares of Series F Redeemable Preferred Stock are entitled to receive dividends at a rate of $80.00 per share per each year (subject to adjustment). Such dividends are accumulative and accrue from day to day whether or not earned or declared. As discussed above, Neuromed shall not declare any dividends that are payable, pay or set aside any dividends on any shares of capital stock other than the Series F Redeemable Preferred Stock (other than dividends on shares of common stock that are payable in shares of common stock) at any time that any shares of Series F Redeemable Preferred Stock are outstanding. In the event of any liquidation, dissolution or winding up of Neuromed, the holders of shares of Series F Redeemable Preferred Stock then outstanding shall be paid out of the available assets prior and in preference to any payment with respect to any other shares of any other class or series of capital stock. Subject to certain restrictions and limitations detailed in the seventh amended and restated certificate of incorporation, the certificate of incorporation grants redemption rights to the holders of Series F Redeemable Stock with respect to their holdings of such shares.

So long as any shares of Series F Redeemable Preferred Stock or Series F Special Voting Stock are outstanding, Neuromed cannot, without the approval of the holders of at least sixty percent (60%) of the then outstanding shares of Series F Redeemable Preferred Stock, voting separately as a class:

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redeem, purchase or otherwise acquire for value any shares of preferred stock other than by conversion, redemption or pursuant to the call rights set forth in an exchange agreement among Neuromed, Neuromed Canada and their stockholders;

•	redeem, purchase or otherwise acquire any shares of common stock other than pursuant to stock option plans and related agreements approved by the board of directors;

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take any action that results in the payment or declaration of any dividend on any equity securities or in the distribution of any cash (other than in the normal course of business), securities or assets other than in respect of the Series F Redeemable Preferred Stock or pursuant to the exchange agreement among Neuromed, Neuromed Canada and their stockholders or pursuant to the support agreement between Neuromed US and Neuromed Canada;

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authorize or issue, or obligate itself to issue, any equity security (including any security convertible into or exercisable for any equity security) senior to or on parity with the Series F Redeemable Preferred Stock, other than Series F Redeemable Preferred Stock upon conversion of certain Neuromed notes or upon exchange of certain exchangeable shares;

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reclassify, alter or amend any existing securities that are junior to the Series F Redeemable Preferred stock if such reclassification, alteration or amendment would render such securities senior to or on parity with the Series F Redeemable Preferred Stock;

•	amend, alter or repeal any of the provisions of the seventh amended and restated certificate of incorporation, amended and restated bylaws or equivalent organizational documents;

•	take any action which effects a liquidation, dissolution or winding up of Neuromed or a subsidiary;

•	make any loans or monetary advances to employees other than in the ordinary course of business;

•	incur or guarantee any indebtedness in excess of $3,000,000;

•	create any mortgage, pledge or other security interest in all or substantially all property other than a security interest provided to Neuromed’s principal banker;

•	purchase or otherwise acquire a business or assets, enter into a joint venture, make an investment, or dispose of assets for aggregate consideration of $3,000,000 or more;

•	increase the board size to more than eight (8) directors; or

•	make a material change in Neuromed’s line of business.

Additionally, for so long as any shares of Series F Redeemable Preferred Stock or Series F Special Voting Stock remain outstanding, Neuromed shall not, without the approval of at least sixty percent (60%) of the shares of outstanding Series F Redeemable Preferred Stock and Series F Special Voting Stock (voting together as a single class and not as a separate series of stock, and having approved of the matter by instrument in writing) amend, alter or repeal any of the provisions of the seventh amended and restated certificate of incorporation or amended and restated bylaws so as to materially and adversely affect the Series F Redeemable Preferred Stock or Series F Special Voting Stock.

Number, Election, Vacancy and Removal of Directors

Delaware General Corporation Law. Under the DGCL, the board of directors must have at least one director. A majority of the directors in office can fill any vacancy or newly created directorship. A director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors. However, if the board of directors is divided into classes, unless the certificate of incorporation provides otherwise, a director may only be removed for cause. If the certificate of incorporation entitles the holders of any class or series to elect one or more directors, the removal of a director so elected requires the vote of a majority of such class or series rather than the vote of the outstanding shares as a whole. The board of directors may fill any vacancy created for any reason.

CombinatoRx. The CombinatoRx board of directors currently has seven (7) members. The CombinatoRx sixth amended and restated certificate of incorporation and the CombinatoRx amended and restated bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by the vote of a majority of the directors then in office, but shall in no event be less than three. The CombinatoRx sixth amended and restated certificate of incorporation provides that the CombinatoRx board of directors shall be divided into three nearly equal classes, with each class’s term expiring on a staggered basis. Vacancies and newly created directorships may be filled by a majority of the directors then in office, though less than a quorum. Directors may be removed only for cause by the affirmative vote of at least seventy-five percent (75%) of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, cast at a meeting of the stockholders called for that purpose.

Neuromed. The Neuromed board of directors currently has eight (8) members. The Neuromed amended and restated bylaws provide that the number of directors shall be fixed from time to time by resolution of the board of directors. Neuromed’s seventh amended and restated certificate of incorporation provides that the size of the board may only be increased above eight (8) members with the approval of sixty percent (60%) of the votes attaching to the Series Preferred Stock, Series E Preferred Stock and Series Special Voting Stock, voting together as a single class and not as a separate series of stock and with the approval of at least sixty percent (60%) of the then outstanding shares of Series F Redeemable Preferred Stock, voting separately as a class, with such approvals being evidenced by a written instrument. Neuromed’s seventh amended and restated certificate of incorporation also provides that:

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the holders of a majority of the outstanding shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Special Voting Stock, Series A-2 Special Voting Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-1 Special Voting Stock and Series B-2 Special Voting Stock, voting together as a single class on an as converted to common stock basis and not as separate series, shall be entitled to elect two (2) directors;

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the holders of a majority of the outstanding shares of Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-1 Special Voting Stock and Series C-2 Special Voting Stock, voting together as a single class on an as converted to common stock basis and not as separate series, shall be entitled to elect three (3) directors;

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the holders of a majority of the outstanding shares of Series D-1 Preferred Stock, Series D-2 Preferred Stock, Series D-1 Special Voting Stock, Series D-2 Special Voting Stock, Series E Preferred Stock and Series E Special Voting Stock, voting together as a single class on an as converted to common stock basis and not as separate series, shall be entitled to elect one (1) director;

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the holders of record of a majority of the outstanding shares of preferred stock and common stock, voting together as a single class on an as converted to common stock basis, shall be entitled to elect one (1) director; and

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the holders of a majority of the outstanding shares of common stock and Common Special Voting Stock, voting together as a single class on an as converted to common stock basis, shall be entitled to elect one (1) director.

At any meeting held for the purpose of electing directors, the presence in person or by proxy of the holders of a majority of the shares of the applicable stock entitled to elect such director then outstanding shall constitute a quorum for the purpose of electing such director. A vacancy in any directorship shall be filled only by vote or written consent in lieu of a meeting of the class of holders entitled to elect the director to fill such vacancy.

Amendments to Certificate of Incorporation

Delaware General Corporation Law. Under the DGCL, an amendment to a corporation’s certificate of incorporation requires approval by both the board of directors and a majority of the shares entitled to vote, unless a different proportion is provided for in the certificate of incorporation. If a proposed amendment increases or decreases the aggregate number of authorized shares of a class, increases or decreases the par value of the shares of such class, or alters or changes the powers, preferences or special rights of the shares of such class so as to affect them adversely, then the outstanding shares of such class shall be entitled to vote on the amendment, whether or not entitled to vote by the certificate of incorporation. However, if the corporation’s certificate of incorporation provides that the number of authorized shares of any class of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote, such provision shall control. If any proposed amendment would alter or change the powers, preferences, or special rights of a series of any class so as to affect them adversely, but would not affect the entire class, then only the shares of the series so affected by the amendment would be considered a separate class for the purposes of voting.

CombinatoRx. Generally, the CombinatoRx sixth amended and restated certificate of incorporation may be amended or repealed as permitted or prescribed by applicable law, however the CombinatoRx sixth amended and restated certificate of incorporation does require the affirmative vote of holders of at least seventy-five percent (75%) of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, with respect to amending, repealing or adopting certain of its provisions. Specifically, such vote is required to amend, repeal or to adopt any provisions inconsistent with the purpose or intent of the following articles of the CombinatoRx sixth amended and restated certificate of incorporation:

•	Article IX, which sets forth the election and removal procedures of the CombinatoRx board of directors;

•	Article XI, which prohibits CombinatoRx stockholder action to be taken by written consent; and

•	Article XII, which sets forth the requirements for special meetings of stockholders.

CombinatoRx’s sixth amended and restated certificate further provides that the number of authorized shares of any class of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote. In addition, no amendment, termination or repeal of Article VII of the CombinatoRx sixth amended and restated certificate of incorporation, which pertains to the indemnification by CombinatoRx of its directors and officers, shall affect or diminish in any way the rights of any such director or officer to indemnification under the provisions thereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions, or facts occurring prior to the final adoption of such amendment, termination or repeal.

Neuromed. Neuromed’s seventh amended and restated certificate of incorporation provides that any amendment, alteration or repeal to any provision of its certificate incorporation requires the approval of sixty percent (60%) of the votes attaching to the Series Preferred Stock, Series E Preferred Stock and Series Special Voting Stock, voting together as a single class and not as a separate series of stock and with the approval of at least sixty percent (60%) of the then outstanding shares of Series F Redeemable Preferred Stock, voting separately as a class, with such approvals being evidenced by a written instrument. The seventh amended restated certificate of incorporation also provides that the number of authorized shares of Common Special Voting Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of capital stock. Additionally, the rights of the Neuromed preferred stock may not be materially and adversely affected by any amendment, alteration or repeal of any of the provisions of the seventh amended and restated certificate of incorporation without the requisite approval of the holders of Neuromed preferred stock as discussed above. In addition, neither any amendment nor repeal of Article Ninth of the Neuromed seventh amended and restated certificate of incorporation, nor the adoption of any provision of Neuromed’s seventh amended and restated certificate of incorporation inconsistent with Article Ninth, shall eliminate or reduce the effect of Article Ninth in respect of any matter occurring, or action or proceeding accruing or arising or that, but for Article Ninth, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Amendments to Bylaws

CombinatoRx. The CombinatoRx amended and restated bylaws may be altered, amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the board at which a quorum is present. However, the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of the capital stock issued and outstanding and entitled to vote shall be required to alter, amend or repeal any bylaw provision or to adopt new bylaws, unless such alteration, amendment or repeal has been approved by a majority of directors unaffiliated with any holder of ten percent (10%) or more of the voting power of the outstanding capital stock of CombinatoRx.

Neuromed. Neuromed’s seventh amended and restated certificate of incorporation provides that any amendment, alteration or repeal to the bylaws requires the approval of sixty percent (60%) of the votes attaching to the Series Preferred Stock, Series E Preferred Stock and Series Special Voting Stock, voting together as a single class and not as a separate series of stock and with the approval of at least sixty percent (60%) of the then outstanding shares of Series F Redeemable Preferred Stock, voting separately as a class, with such approvals being evidenced by a written instrument. Additionally, the rights of the Neuromed preferred stock may not be materially and adversely affected by any amendment, alteration or repeal of any bylaw without the requisite approval of the holders of Neuromed preferred stock as discussed above.

Stockholder Actions

CombinatoRx. When a quorum is present at any meeting, a plurality of the votes properly cast is required for election to any office and a majority of the votes properly cast upon any other matter, except when a larger vote is required by law or in the CombinatoRx sixth amended and restated certificate of incorporation or the CombinatoRx amended and restated bylaws as discussed in this summary. The CombinatoRx sixth amended and restated certificate of incorporation provides that any action required or permitted to be taken by stockholders at any annual or special meeting may not be effected by written consent.

Neuromed. A plurality of the votes properly cast is required for election to any office and a majority of the votes properly cast upon any other matter, except when a larger vote is required by law or in the Neuromed seventh amended and restated certificate of incorporation or the Neuromed amended and restated bylaws as discussed in this summary. The Neuromed amended and restated bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote by means of a stockholder written consent meeting the requirements of the DGCL although prompt notice of the taking of action without a meeting by less than a unanimous written consent shall be given to those stockholders who have not consented as required by the DGCL.

Advance Notice Requirements

CombinatoRx. The CombinatoRx amended and restated bylaws state that a stockholder may only bring business before an annual stockholder meeting, including nomination of a director for the CombinatoRx board of directors at an annual or special stockholder meeting, if the stockholder delivers timely notice in writing to the Secretary not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders, provided that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then notice must be received not later than the close of business on the tenth (10th) day following the date on which the notice of the meeting was mailed or publicly disclosed (whichever came first). The notice for business not related to a director nomination must set forth:

•	a brief description of the business desired to be brought and the reasons for conducting such business;

•	the name and address of the proposing stockholder as such information appears in the CombinatoRx books;

•	the class and number of shares beneficially owned by the stockholder;

•	a description of all arrangements or understandings between such stockholder or such beneficial owner, if any, and any other interested person or persons;

•	a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting;

•

a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of outstanding capital stock required to approve or adopt the proposal and/or otherwise to solicit proxies from stockholders in support of such proposal; and

•	any material interest of the stockholder in such business.

Notice for a director nomination must set forth:

•	as to each nominee:

•	the name, age, business address and, if known, residence address of each such nominee;

•	the principal occupation or employment of each such nominee;

•	the number of shares of CombinatoRx stock which are beneficially owned by each such nominee; and

•

any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to be named as a nominee and to serve as a director if elected; and

•	as to the stockholder giving notice and as to the beneficial owner, if any and as applicable, on whose behalf the nomination is being made:

•	the name and address, as they appear on the CombinatoRx books, of such stockholder and/or beneficial owner;

•	the class and number of CombinatoRx shares which are beneficially owned by such stockholder and/or beneficial owner;

•

a description of all arrangements or understandings between such stockholder and/or beneficial owner and each proposed nominee and any other person or persons pursuant to which the nomination(s) are to be made by such stockholder or on such beneficial owner’s behalf;

•	a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice; and

•

a representation whether the stockholder and/or beneficial owner intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding capital stock required to elect the nominee and/or otherwise to solicit proxies from stockholders in support of such nomination.

Neuromed. The Neuromed amended and restated bylaws do not have an advance notice requirement for a Neuromed stockholder to properly bring business before a stockholder meeting.

Special Stockholder Meetings

Delaware General Corporation Law. Under the DGCL, a special meeting of a corporation’s stockholders may be called by the board of directors or by any other person authorized by the corporation’s certificate of incorporation or bylaws. All stockholders of record entitled to vote must receive notice of all stockholder meetings not less than ten (10), nor more than sixty (60), days before the date of the stockholder meeting.

CombinatoRx. The CombinatoRx amended and restated bylaws provide that special meetings of stockholders may be called at any time by only the chairman of the board of directors, the chief executive officer (or, if there is no chief executive officer, the president) or by the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

Neuromed. The Neuromed amended and restated bylaws provide that only the Neuromed board of directors can call a special meeting of the Neuromed stockholders. The business to be transacted at any special meeting shall be limited to the purposes stated in the notice.

Limitation of Personal Liability of Directors and Indemnification

Delaware General Corporation Law. Under the DGCL, a corporation may include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for certain monetary damages resulting from breaches of fiduciary duties. Specifically, the corporation may indemnify any director, officer, employee or agent of the corporation for expenses, monetary damages, fines and settlement amounts to the extent the person:

•	acted in good faith;

•	acted in a manner he or she believed to be in the best interests of the corporation; and

•	with respect to any criminal action, had no reasonable cause to believe the conduct was unlawful.

However, no provision can eliminate or limit director liability for any:

•	breach of his or her duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or involving intentional misconduct or a knowing violation of the law;

•	violation of Section 174 of the DGCL regarding unlawful payment of dividends or unlawful stock purchases or redemptions;

•	transaction from which the director received any improper personal benefit; or

•	act or omission that took place before the date of adoption of the provision in the certificate of incorporation eliminating or limiting the liability of a director for breaches of fiduciary duties.

Indemnification is also not permitted if the person is held liable to the corporation or its stockholders, except to the extent that an appropriate court concludes that the person is fairly and reasonably entitled to indemnification for those expenses that the court deems proper.

CombinatoRx. Article V of the CombinatoRx sixth amended and restated certificate of incorporation provides that, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of CombinatoRx shall be personally liable to CombinatoRx or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. In addition, no amendment to or repeal of such Article V shall apply to or have any effect on the liability or alleged liability of any director of CombinatoRx or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Article VI of the CombinatoRx sixth amended and restated certificate of incorporation provides that CombinatoRx shall, to the fullest extent permitted by the provisions of Section 145 of the DGCL, as amended and supplemented, indemnify its directors, officers, employees or agents from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for therein shall not be deemed exclusive of any other rights to which any indemnitees may be entitled under any of CombinatoRx’s amended and restated bylaws, agreements, votes of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Article VII of the CombinatoRx sixth amended and restated certificate of organization provides that CombinatoRx shall, to the maximum extent permitted under the DGCL and except as set forth below, indemnify and upon request advance expenses to each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of CombinatoRx, or is or was serving, or has agreed to serve, at the request of CombinatoRx, as a director, officer, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of CombinatoRx, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Notwithstanding anything to the contrary in Article VII, CombinatoRx shall not indemnify an any person seeking indemnification in connection with any action, suit, proceeding, claim or counterclaim, or part thereof, initiated by such person unless the initiation thereof was approved by the CombinatoRx board of directors.

In addition, Article VII provides that CombinatoRx may advance payment of expenses incurred by an indemnitee in advance of the final disposition of any matter to the extent such advance is not prohibited by applicable law, and then only upon receipt of an undertaking by or on behalf of the indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that the indemnitee is not entitled to be indemnified by CombinatoRx as authorized in such Article VII. Such undertaking may be accepted without reference to the financial ability of the Indemnitee to make such repayment. As discussed above, Article VII also provides that no amendment, termination or repeal of Article VII or of the relevant provisions of the DGCL or any other applicable laws shall affect or diminish in any way the rights of any indemnitee to indemnification under the provisions thereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

CombinatoRx also may, to the extent authorized from time to time by the CombinatoRx board of directors, grant indemnification rights to other employees or agents of CombinatoRx or other persons serving CombinatoRx and such rights may be equivalent to, or greater or less than, those set forth in this Article. Indemnification and advancement of expenses, as authorized by Article VII, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The indemnification and advancement of expenses provided by or granted pursuant to Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an authorized representative and shall inure to the benefit of the heirs, executors and administrators of such a person.

CombinatoRx may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee or agent of CombinatoRx, or is or was serving at the request of CombinatoRx as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not CombinatoRx would have the power or the obligation to indemnify such person against such liability under the provisions of Article VII.

Neuromed. The Neuromed seventh amended and restated certificate of incorporation provides that directors shall, to the fullest extent permitted by the DGCL as it now exists or as it may hereafter be amended, not be personally liable to Neuromed or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of a director’s duty of loyalty to Neuromed or its stockholders;

•	for acts and omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; or

•	for any transaction from which the director derived any improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Neuromed shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

In addition and as discussed above, any amendment, repeal or modification of Article Eighth of the Neuromed seventh amended and restated certificate of incorporation, or the adoption of any provision of Neuromed’s seventh amended and restated certificate of incorporation inconsistent with such Article Eighth, by the stockholders of Neuromed shall not apply to adversely affect any right or protection of a director of Neuromed existing at the time of such amendment, repeal, modification or adoption.

Even if Neuromed is prohibited from indemnifying such persons under the DGCL, it may maintain insurance at its expense to protect itself and any director, officer, employee or agent against liability. Neuromed currently maintains such insurance.

Mergers, Acquisitions and Other Transactions

Delaware General Corporation Law. Under the DGCL, the board of directors and a majority of the shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•	the merger agreement does not amend the constituent corporation’s certificate of incorporation;

•	each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and

•

either no shares of common stock of the surviving corporation are to be issued or delivered by way of the merger or, if common stock will be issued or delivered, it will not increase the number of outstanding shares of common stock immediately before the merger by more than twenty percent (20%).

CombinatoRx. Neither the CombinatoRx sixth amended and restated certificate of incorporation nor the CombinatoRx amended and restated bylaws alters the required vote of CombinatoRx stockholders to approve a merger, acquisition or other transaction under the DGCL.

Neuromed. Under the Neuromed seventh amended and restated certificate of incorporation, the following transactions are treated as a liquidation, dissolution or winding up and therefore require the approval of sixty percent (60%) of the votes attaching to the Series Preferred Stock, Series E Preferred Stock and Series Special Voting Stock, voting together as a single class and not as a separate series of stock and the approval of at least sixty percent (60%) of the then outstanding shares of Series F Redeemable Preferred Stock, voting separately as a class, with such approvals being evidenced by a written instrument:

•

any acquisition of Neuromed by means of a merger or other form of corporate reorganization in which the stockholders immediately prior to such event do not hold a majority of the outstanding shares or interest of the surviving corporation or entity and in which outstanding shares of Neuromed are exchanged for securities or other consideration issued (or caused to be issued) by the acquiring corporation or its subsidiary (other than a mere reincorporation transaction) or entity, or any transaction or series of related transaction to which Neuromed is a party in which in excess of fifty percent (50%) of the voting power of Neuromed is transferred;

•

any sale or other disposition (or series of related sales or dispositions) of the outstanding stock of Neuromed in which the stockholders immediately prior to such event do not hold a majority of the outstanding stock of Neuromed immediately after such event;

•	any sale, license, lease or disposition of all or substantially all of the assets of Neuromed; or

•	any similar transaction as to Neuromed Canada.

COMBINATORX ANNUAL MEETING PROPOSAL NO. 1—

APPROVAL OF THE ISSUANCE OF SHARES OF COMBINATORX

COMMON STOCK IN THE MERGER

For a summary of and detailed information regarding this proposal, see the information about the merger and the issuance of shares of CombinatoRx common stock as a result thereof throughout this joint proxy statement/prospectus, including the information set forth in “The Merger,” “Merger Agreement,” “Escrow Agreement,” “Voting Agreements,” “Registration Rights Agreement,” “Management of CombinatoRx Before and After the Merger” and “CombinatoRx Annual Meeting.”

Votes Required to Approve the Issuance of Shares of CombinatoRx Common Stock in the Merger

The affirmative vote of a majority of the votes properly cast at the CombinatoRx annual meeting is required for approval of the issuance of shares of CombinatoRx common stock in the merger.

Recommendation of CombinatoRx Board of Directors

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF COMBINATORX COMMON STOCK IN THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ISSUANCE. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF COMBINATORX COMMON STOCK IN THE MERGER.

COMBINATORX ANNUAL MEETING PROPOSAL NO. 2—

AUTHORIZATION OF THE COMBINATORX BOARD OF

DIRECTORS TO EFFECT A REVERSE STOCK SPLIT

General

The CombinatoRx board of directors has approved an amendment to its sixth amended and restated certificate of incorporation to effect a reverse stock split of all issued and outstanding shares of its common stock at a reverse stock split ratio ranging from one-for-two to one-for-eight, such exact amount to be determined by the CombinatoRx board of directors. The CombinatoRx board of directors has declared such proposed amendment to be advisable and has recommended that this proposed amendment be presented to CombinatoRx stockholders for approval.

The proposed amendment to CombinatoRx’s sixth amended and restated certificate of incorporation would effect a reverse stock split of CombinatoRx’s issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares of CombinatoRx common stock between and including two and eight would be combined and reclassified into one share of CombinatoRx common stock (such exact amount to be determined by the CombinatoRx board of directors). The actions taken in connection with the reverse stock split would reduce the number of outstanding shares of CombinatoRx common stock.

Upon receiving stockholder approval and subject to CombinatoRx’s obligations under the merger agreement to consult with Neuromed, the CombinatoRx board of directors will have the sole discretion, but not the obligation, at any time within one year of the date of the CombinatoRx annual meeting (and regardless of whether the proposed merger is consummated) and pursuant to Section 242(c) of the Delaware General Corporation Law to elect, as it determines to be in the best interests of CombinatoRx and its stockholders, whether to effect a reverse stock split, and if so, the whole number of shares of CombinatoRx common stock between and including two and eight that will be combined and reclassified into one share of CombinatoRx common stock with the resulting corresponding proportionate reduction of the total number of authorized shares of CombinatoRx common stock. The CombinatoRx board of directors believes that this amendment granting the CombinatoRx board of directors the discretion to select a specific reverse stock split ratio among those approved by the CombinatoRx stockholders provides the CombinatoRx board of directors with maximum flexibility to react to then-current market conditions and, therefore, is in the best interests of CombinatoRx and its stockholders.

By approving this amendment, CombinatoRx’s stockholders: (a) approve an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation pursuant to which any whole number of outstanding shares between and including two and eight would be combined and reclassified into one share of CombinatoRx common stock (such exact amount to be determined by the CombinatoRx board of directors); and (b) authorize the CombinatoRx board of directors to file such amendment, with such whole number determined by the CombinatoRx board of directors in its sole discretion subject to CombinatoRx’s obligations under the merger agreement to consult with Neuromed with respect to the timing of such amendment. The CombinatoRx board of directors may also elect not to undertake any reverse stock split and therefore abandon this amendment. The text of the proposed form of certificate of amendment to the sixth amended and restated certificate of incorporation is attached as Appendix E to this joint proxy statement/prospectus.

If approved by CombinatoRx’s stockholders, and following such stockholder approval, if any, the CombinatoRx board of directors determines that effecting a reverse stock split is in the best interests of CombinatoRx and its stockholders, the reverse stock split will become effective upon the filing of this amendment with the Secretary of State of the State of Delaware, which will contain the whole number of shares selected by the CombinatoRx board of directors within the limits set forth in this proposal to be combined and reclassified into one share of CombinatoRx common stock. The decision by the CombinatoRx board of directors to effect the reverse stock split, and, if implemented, select the exact reverse stock split ratio, will be based on a number of factors, including market conditions, existing and expected trading prices for CombinatoRx common stock and the applicable listing requirements of The NASDAQ Global Market.

If, following stockholder approval, the CombinatoRx board of directors elects to effect a reverse stock split, the number of issued and outstanding shares of CombinatoRx common stock would be reduced in accordance with a reverse stock split ratio determined by the CombinatoRx board of directors within the limits set forth in this proposal.

Except for adjustments that may result from the treatment of fractional shares as described below, each CombinatoRx stockholder will hold the same percentage of the outstanding CombinatoRx common stock immediately following the reverse stock split as such CombinatoRx stockholder held immediately prior to the reverse stock split. The par value of CombinatoRx common stock would remain unchanged at $0.001 per share.

IF THIS COMBINATORX PROPOSAL NO. 2 IS APPROVED BY THE COMBINATORX STOCKHOLDERS, THE COMBINATORX BOARD OF DIRECTORS MAY ELECT TO EFFECT A REVERSE STOCK SPLIT WHETHER OR NOT ANY OF THE OTHER COMBINATORX PROPOSALS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS ARE APPROVED, INCLUDING THE APPROVAL OF THE ISSUANCE OF SHARES OF COMBINATORX COMMON STOCK IN THE PROPOSED MERGER, OR WHETHER OR NOT THE PROPOSED MERGER IS CONSUMMATED.

Purpose

The CombinatoRx board of directors believes that a reverse stock split may be desirable for a number of reasons. First, the CombinatoRx board of directors believes that a reverse stock split may allow CombinatoRx to meet the listing requirements of, and thus remain listed on, The NASDAQ Global Market. Second, the CombinatoRx board of directors believes that a reverse stock split could improve the marketability and liquidity of CombinatoRx common stock.

CombinatoRx common stock is currently, and will be following the completion of the merger, listed on The NASDAQ Global Market. According to applicable NASDAQ rules, in order for CombinatoRx common stock to continue to be listed on The NASDAQ Global Market, CombinatoRx must satisfy certain requirements established by The NASDAQ Global Market. The CombinatoRx board of directors expects that a reverse stock split of CombinatoRx common stock will increase the market price of CombinatoRx common stock so that CombinatoRx is able to maintain compliance with the relevant NASDAQ listing requirements for the foreseeable future.

The CombinatoRx board of directors also believes that the increased market price of CombinatoRx common stock expected as a result of implementing a reverse stock split will improve the marketability and liquidity of CombinatoRx common stock and will encourage interest and trading in CombinatoRx common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of CombinatoRx common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted that the liquidity of CombinatoRx common stock may be harmed by the proposed reverse stock split given the reduced number of shares that would be outstanding after the reverse stock split. The CombinatoRx board of directors is hopeful, however, that the anticipated higher market price will reduce, to some extent, the negative effects of the policies and practices of institutional investors and brokerage houses described above on the liquidity and marketability of the common stock.

Notwithstanding the foregoing, there can be no assurance that: (a) the market price per share following the reverse stock split would rise in proportion to the reduction in the number of pre-split shares of CombinatoRx common stock outstanding before the reverse stock split; (b) the market price per share following the reverse stock split would remain in excess of the minimum price required for listing on The NASDAQ Global Market for a sustained period of time; (c) the CombinatoRx common stock will not be delisted from NASDAQ due to a failure to meet other continued listing requirements even if the market price per post-reverse split share of CombinatoRx common stock remains in excess of such required minimum price; and (d) the reverse stock split would result in a per share price that would attract brokers and investors who do not trade in lower-priced stock. The market price of CombinatoRx common stock will also be based on CombinatoRx’s performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of CombinatoRx common stock declines, the percentage decline as an absolute number and as a percentage of CombinatoRx’s overall market capitalization may be greater than would occur in the absence of the proposed reverse stock split.

CombinatoRx Board of Director’s Discretion to Effect the Reverse Stock Split

If the amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect a reverse stock split and a corresponding proportionate reduction in the total number of authorized shares of CombinatoRx common stock are approved by the CombinatoRx stockholders, such amendment will be effected, if at all, only after any required consultation with Neuromed with respect to the timing of such amendment and upon a determination by the CombinatoRx board of directors that a reverse stock split (with a reverse stock split ratio determined by the CombinatoRx board of directors as described above) is in the best interests of CombinatoRx and its stockholders. Such determination shall be based upon certain factors, including existing and expected marketability and liquidity of the CombinatoRx common stock, meeting the listing requirements for The NASDAQ Global Market, prevailing market conditions and the likely effect on the market price of the CombinatoRx common stock. Notwithstanding approval by the stockholders of the amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect a reverse stock split of CombinatoRx common stock, the CombinatoRx board of directors may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split of CombinatoRx common stock, as permitted under Section 242(c) of the Delaware General Corporation Law. If the CombinatoRx board of directors fails to effect the reverse stock split of CombinatoRx common stock within one year of the date of the CombinatoRx annual meeting, stockholder approval again would be required prior to implementing any reverse stock split. If approved by the CombinatoRx stockholders, the CombinatoRx board of directors may determine to effect the reverse stock split of CombinatoRx common stock even if the proposed merger is not consummated.

Principal Effects of the Reverse Stock Split

The reverse stock split will be effected simultaneously for all outstanding shares of CombinatoRx common stock and the exchange ratio will be the same for all shares of CombinatoRx common stock. The reverse stock split will affect all of CombinatoRx’s stockholders uniformly and will not affect any stockholder’s percentage ownership interests in CombinatoRx, except to the extent that the reverse stock split results in any of CombinatoRx’s stockholders owning a fractional share. Common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The number of stockholders of record will not be affected by the proposed reverse stock split (except to the extent that any stockholder holds only a fractional share interest and receives cash for such interest after the proposed reverse stock split).

The reverse stock split will not affect CombinatoRx’s continuing to be subject to the periodic reporting requirements of the Exchange Act. CombinatoRx common stock will continue to be listed on The NASDAQ Global Market under the symbol “CRXX” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred).

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the certificate of amendment is approved by CombinatoRx’s stockholders, and if the CombinatoRx board of directors still believes that a reverse stock split is in the best interests of CombinatoRx and its stockholders, the CombinatoRx board of directors will, in its sole discretion determine the ratio of the reverse stock split to be implemented. CombinatoRx will file the certificate of amendment with the Secretary of State of the State of Delaware at such time as the CombinatoRx board of directors may determine to be the appropriate effective time for the reverse stock split after completing any required consultation with Neuromed. The CombinatoRx board of directors may delay effecting the reverse stock split without resoliciting stockholder approval.

The proposed reverse stock split would become effective at 5:00 p.m., Eastern Time, on the date of filing of the certificate of amendment to CombinatoRx’s sixth amended and restated certificate of incorporation with the office of the Secretary of State of the State of Delaware. Beginning on the effective date of the split, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares. CombinatoRx currently expects that, if this CombinatoRx Proposal No. 2 is approved, the reverse stock split will become effective following the consummation of the merger (assuming the merger is consummated). However, this CombinatoRx Proposal No. 2 is not conditioned upon the approval of any of the other CombinatoRx Proposals and the CombinatoRx board of directors may elect to effect a reverse stock split whether or not the merger is approved and consummated and such reverse stock split may be made effective at any time prior to one year after the date of the CombinatoRx annual meeting. Except as explained below with respect to fractional shares, on the effective date of the reverse stock split, shares of CombinatoRx common stock issued and outstanding immediately prior to the effective date of the reverse stock split will be combined and reclassified, automatically and without any action on the part of the stockholders, into a lesser number of new shares of CombinatoRx common stock in accordance with the reverse stock split ratio determined by the CombinatoRx board of directors.

As soon as practicable after the effective date of the split, CombinatoRx’s stockholders will be notified that the reverse stock split has been effected. CombinatoRx expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by CombinatoRx. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. COMBINATORX’S STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. CombinatoRx’s stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on The NASDAQ Global Market on the last trading day prior to the effective date of the split or, if such price is not available, the average of the last bid and asked prices of the common stock on such day or other price determined by the CombinatoRx board of directors. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where CombinatoRx is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by CombinatoRx or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Consequences

The par value per share of CombinatoRx common stock will remain unchanged at $0.001 per share after the reverse stock split. As a result, at the effective time of the reverse stock split, the stated capital on CombinatoRx’s balance sheet attributable to CombinatoRx common stock will be reduced proportionately based on the applicable reverse stock split ratio, from its present amount, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. After the reverse stock split and disregarding the impact of shares of CombinatoRx common stock issued in the merger, net income or loss per share, and other per share amounts will be increased because there will be fewer shares of CombinatoRx common stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the reverse stock split will be recast to give retroactive effect to the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the CombinatoRx board of directors or contemplating a tender offer or other transaction for the combination of CombinatoRx with another company), the reverse stock split proposal is not being proposed in response to any effort of which CombinatoRx is aware to accumulate shares of CombinatoRx common stock or obtain control of CombinatoRx, nor is it part of a plan by management to recommend a series of similar amendments to the CombinatoRx board of directors and stockholders, other than to consummate the merger with Neuromed. Other than the reverse stock split proposal and the other proposals set forth in this joint proxy statement/prospectus pertaining to the merger, the CombinatoRx board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of CombinatoRx.

No Appraisal Rights

Under the General Corporation Law of the State of Delaware, CombinatoRx’s stockholders are not entitled to appraisal rights with respect to the reverse stock split, and CombinatoRx will not independently provide stockholders with any such right.

Material United States Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material federal income tax consequences of the reverse stock split and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. For example, the state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which such stockholder resides. Also, the following summary does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing Treasury regulations and current administrative rulings and court decisions all of which are subject to change and to differing interpretations, possibly with retroactive effect. This summary also assumes that the pre-split shares were, and the post-split shares will be, held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Each stockholder is urged to consult with such stockholder’s own tax advisor with respect to the tax consequences of the reverse stock split.

Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a stockholder upon such stockholder’s exchange of pre-split shares for post-split shares pursuant to the reverse stock split. The aggregate tax basis of the post-split shares received in the reverse stock split, including any fraction of a post-split share deemed to have been received, will be the same as the stockholder’s aggregate tax basis in the pre-split shares that are exchanged.

In general, stockholders who receive cash upon redemption of their fractional share interests in the post-split shares as a result of the reverse stock split will recognize gain or loss equal to the difference between their basis in the fractional share and the amount of cash received. The stockholder’s holding period for the post-split shares will include the period during which the stockholder held the pre-split shares surrendered in the reverse stock split.

Such gain or loss will be capital gain or loss, and generally will constitute long-term capital gain or loss if the stockholder’s holding period in the stock surrendered is more than one year as of the effective time of the merger. Net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) will be subject to tax at reduced rates for non-corporate stockholders who receive cash. The deductibility of capital losses is subject to various limitations for corporate and non-corporate holders.

For purposes of the above discussion of bases and holding periods, stockholders who acquired different blocks of stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock surrendered in the reverse stock split.

CombinatoRx’s view regarding the tax consequence of the reverse stock split is not binding on the Internal Revenue Service or the courts. Accordingly, each stockholder should consult with such stockholder’s own tax advisor with respect to all of the potential tax consequences to such stockholder of the reverse stock split.

Vote Required to Authorize the CombinatoRx Board of Directors to Effect the Reverse Stock Split

The affirmative vote of a majority of the outstanding CombinatoRx common stock on the record date is required to authorize an amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to effect the reverse stock split.

Recommendation of CombinatoRx Board of Directors

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AUTHORIZING AN AMENDMENT TO COMBINATORX’S SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF COMBINATORX’S ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PURSUANT TO WHICH ANY WHOLE NUMBER OF OUTSTANDING SHARES BETWEEN AND INCLUDING TWO AND EIGHT WOULD BE COMBINED AND RECLASSIFIED INTO ONE SHARE OF COMBINATORX COMMON STOCK (SUCH EXACT AMOUNT TO BE DETERMINED BY THE COMBINATORX BOARD OF DIRECTORS), IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AUTHORIZATION. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO AUTHORIZE AN AMENDMENT TO COMBINATORX’S SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF COMBINATORX’S ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PURSUANT TO WHICH ANY WHOLE NUMBER OF OUTSTANDING SHARES BETWEEN AND INCLUDING TWO AND EIGHT WOULD BE COMBINED AND RECLASSIFIED INTO ONE SHARE OF COMBINATORX COMMON STOCK (SUCH EXACT AMOUNT TO BE DETERMINED BY THE COMBINATORX BOARD OF DIRECTORS).

COMBINATORX ANNUAL MEETING PROPOSAL NO. 3—

AMENDMENT TO THE SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK

Overview

The CombinatoRx board of directors has approved a proposal to amend its sixth amended and restated certificate of incorporation to increase the authorized shares of common stock from 60,000,000 to 200,000,000 shares, which represents an additional 140,000,000 shares, subject to stockholder approval. CombinatoRx’s board has declared this amendment to be advisable and recommended that this proposal be presented to CombinatoRx stockholders for approval. The text of the form of proposed amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to increase the authorized shares of common stock of CombinatoRx to 200,000,000 shares is attached to this joint proxy statement/prospectus as Appendix F.

If the CombinatoRx stockholders approve this Proposal No. 3 and the CombinatoRx Proposal No. 1 to approve the issuance of shares of CombinatoRx common stock in the merger, CombinatoRx expects to file a certificate of amendment to CombinatoRx’s sixth amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to increase the number of authorized shares of common stock immediately prior to consummating the proposed merger. Upon filing the certificate of amendment to CombinatoRx’s sixth amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 200,000,000, the first sentence of Article III of CombinatoRx’s sixth amended and restated certificate of incorporation will be as follows (on a pre-reverse stock split basis):

“A. CLASSES OF STOCK. This corporation is authorized to issue 205,000,000 shares. 200,000,000 shares shall be Common Stock with a par value of $0.001 per share (“Common Stock”) and 5,000,000 shares shall be Preferred Stock with a par value of $0.001 per share (“Preferred Stock”).”

On October 9, 2009, the record date for the CombinatoRx annual meeting, CombinatoRx had an aggregate of 35,063,881 shares outstanding, approximately 5,934,147 shares of CombinatoRx common stock were issuable pursuant to outstanding warrants, stock options and restricted stock units and 4,270,666 shares of CombinatoRx common stock were reserved for future issuance pursuant to CombinatoRx’s equity incentive plans.

Purposes

At present, CombinatoRx does not have sufficient authorized shares of its common stock in order to effect the merger and to issue the CombinatoRx common stock in the merger pursuant to the merger agreement. Therefore, the primary purpose for the increase in authorized shares is to effect the merger, however, the CombinatoRx board of directors intends to amend CombinatoRx’s sixth amended and restated certificate of incorporation to increase the number of shares of CombinatoRx common stock, if approved, whether or not the merger is approved or consummated. At present, CombinatoRx has no plans to issue shares for any other purpose. However, the CombinatoRx board of directors believes it is also desirable to have additional shares available for other corporate purposes that might arise in the future, other than in the merger. For example, although CombinatoRx currently meets its obligations to deliver shares under employee stock options and similar arrangements with treasury shares (meaning previously issued shares that have been reacquired by CombinatoRx), it may become desirable in the future to use newly issued shares for this purpose. Shares could also be issued from time to time for acquisitions or to raise capital. Under some circumstances, it is also possible for a company to use unissued shares for antitakeover purposes, but CombinatoRx has no present intention to take any such action.

Whether or not any future issuance of shares unrelated to the merger would be submitted for stockholder vote depends upon the nature of the issuance, legal and stock exchange requirements, and the judgment of the CombinatoRx board of directors at the time.

Votes Required to Approve the Amendment to the Sixth Amended and Restated Certificate of Incorporation

The affirmative vote of a majority of the shares of the outstanding CombinatoRx common stock on the record date is required for approval of the amendment of CombinatoRx’s sixth amended and restated certificate of incorporation.

Recommendation of CombinatoRx Board of Directors

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO COMBINATORX SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 60,000,000 SHARES TO 200,000,000 SHARES, WHICH REPRESENTS AN ADDITIONAL 140,000,000 SHARES, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO COMBINATORX’S SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 60,000,000 SHARES TO 200,000,000 SHARES. THE APPROVAL OF PROPOSAL NO. 3 MAY BE NECESSARY TO ENABLE COMBINATORX TO ISSUE THE REQUIRED NUMBER OF SHARES OF COMBINATORX COMMON STOCK TO NEUROMED STOCKHOLDERS IN CONNECTION WITH THE MERGER.

COMBINATORX ANNUAL MEETING PROPOSAL NO. 4—

APPROVAL OF AN OPTION EXCHANGE PROGRAM AND

A RELATED AMENDMENT TO THE 2000 STOCK OPTION PLAN

Overview

On June 30, 2009, the CombinatoRx board of directors authorized, subject to stockholder approval, a program (the “exchange program”) that will permit its eligible employees to exchange outstanding options with exercise prices greater than or equal to $1.31 per share, the “eligible options,” for a lesser number of options with an exercise price equal to the closing price on the day the exchange program is closed. The exchange program will be open to eligible employees of CombinatoRx designated for participation by the board of directors, including all executive officers (“eligible participants”). However, members of the CombinatoRx board of directors, consultants and former employees will not be eligible to participate.

The exchange ratios will be established by grouping together eligible options with similar exercise prices, and then assigning an appropriate exchange ratio to each grouping. Exchange ratios are designed to result in a fair value, for accounting purposes, of the replacement options, which will be approximately equal to the fair value of the eligible options that are surrendered in the exchange (based on valuation assumptions made shortly before the offer to exchange commences). These ratios will be designed with the goal of making the grant of replacement options a value-for-value exchange for participants, structured to avoid any incremental accounting charge to CombinatoRx, to the extent practicable at the time that the ratios are established. The actual exchange ratios will be determined by the board of directors shortly before the start of the exchange program, and will depend on the original exercise price of the eligible option and the then-current fair value of the stock option.

Options to purchase approximately 1,760,574 shares of CombinatoRx common stock will be eligible for exchange, and approximately 1,180,722 options will be issued if all eligible options are surrendered in the exchange program. The exercise prices of eligible options range from $1.31 to $10.68 per share, and these options are held by 34 employees. All eligible options were granted under the CombinatoRx 2000 stock option plan (the “2000 Plan”) and the CombinatoRx amended and restated 2004 incentive plan (the “2004 Plan”), and the new options granted in connection with the exchange program will be granted under the 2004 Plan.

The exchange program will not take place unless it is approved by stockholders. If stockholder approval of the exchange program is not obtained, currently outstanding options with exercise prices greater than or equal to $1.31 per share will remain outstanding and in effect in accordance with their existing terms.

CombinatoRx believes the exchange program, if approved by stockholders, will permit CombinatoRx:

•

to restore competitive incentives for employees who participate in the exchange program by issuing new options with lower exercise prices, as exercise prices significantly in excess of market price undermine the effectiveness of options as employee performance retention incentives; and

•

to reduce the significant equity award overhang, which is the number of shares issuable upon the exercise of outstanding stock options and other stock awards, by reducing the total number of outstanding stock options.

Reasons for the Exchange Program

CombinatoRx has granted stock options annually to a substantial portion of its employees. When the compensation committee approves the grant of a stock option, it establishes the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The per share exercise price is set at the market price of a share of CombinatoRx common stock on the date the option is granted. Thus, an employee receives value only if he or she exercises an option and sells the purchased shares at a price that exceeds the option’s exercise price. The granting of stock options is intended to align the interests of CombinatoRx employees with those of its stockholders in terms of increasing the value of its common stock.

CombinatoRx’s stock price has experienced a significant decline and volatility during the past year. As a result, many of its employees hold options with exercise prices significantly higher than the current market price of its common stock. As of September 30, 2009, eligible employees held options for 1,760,574 shares with exercise prices ranging from $1.31 per share to $10.68, while the closing price of CombinatoRx common stock on The NASDAQ Global Market on that date was $1.40.

These “out-of-the-money” options are no longer effective as performance and retention incentives. CombinatoRx believes that to enhance long-term stockholder value, it needs to maintain competitive employee compensation, incentive and retention programs. An equity stake in the success of CombinatoRx is a critical component of these programs. CombinatoRx believes the exchange program will provide it with an opportunity to restore for eligible employees an incentive to remain with CombinatoRx and contribute to the future growth and success of its business.

Moreover, many of the eligible options have been out of the money for an extended period of time and, therefore, have not been exercised by CombinatoRx employees. Coupled with periodic grants of options and other equity-based awards to new and continuing employees, the number of shares subject to outstanding stock options and other unvested equity awards has steadily increased as a percentage of the total shares of common stock outstanding, creating a significant, potentially dilutive, equity award “overhang.” Under the proposed exchange program, participating employees will receive significantly fewer shares subject to options than the number of shares subject to options surrendered. Because participating employees will exchange a greater number of options for a lesser number of options stock, the number of shares of stock subject to all outstanding stock options and other unvested equity awards will be reduced, thereby reducing the equity award overhang. If all of the eligible options are exchanged for new options in accordance with the exchange ratios discussed below, eligible options for approximately 1,760,574 shares will be surrendered and cancelled, while new options to purchase approximately 1,180,722 shares will be granted, resulting in a net reduction in the equity award overhang by approximately 579,852 shares or approximately 1.7% of the number of shares of CombinatoRx common stock outstanding as of September 30, 2009. All eligible options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.

Text of Proposed Amendment to the 2000 Plan

The proposed amendment gives the CombinatoRx board of directors the explicit authority to implement the option exchange program described in this joint proxy statement/prospectus. If stockholders approve this proposal, the following sentence will be added at the end of Section 21 (“Cancellation and New Grant of Options, Etc.”) of the 2000 Plan (capitalized terms have the meaning ascribed to them in the 2000 Plan):

“Notwithstanding any other provision of the Plan to the contrary, upon approval of the Company’s stockholders, the Administrator may provide for, and the Company may implement, an option exchange offer, pursuant to which certain outstanding options could, at the election of the person holding such option, be tendered to the Company for cancellation in exchange for the issuance of a lesser amount of options with a lower exercise price.”

Implementing the Exchange Program

CombinatoRx intends to commence the exchange program prior to the effective time of the merger, but the consummation of the exchange program is subject to CombinatoRx stockholder approval of the proposal to issue CombinatoRx common stock in the merger (described in CombinatoRx Proposal No. 1 above), this proposal, the proposal to amend and restate the 2004 Plan (described in Proposal No. 5 below) and the closing of the merger. However, even if the exchange program is approved by CombinatoRx stockholders, the CombinatoRx board of directors will retain the authority, in its discretion, to terminate or postpone the exchange program at any time prior to expiration of the election period under the exchange program.

Upon the commencement of the exchange program, eligible employees holding eligible options will receive written materials explaining the precise terms and timing of the exchange program (an “offer to exchange”). Employees will be given at least 20 business days to elect to exchange some or all of their eligible options for new options with a reduced exercise price on a grant-by-grant basis. They will make this election by filling out an election form which will be distributed to them as part of the offer to exchange and submitting the form to its stock plan administrator within the 20 business day period (or such longer period as CombinatoRx chooses to keep the offer to exchange open). Once the offer to exchange is closed, eligible options that were surrendered for exchange will be cancelled, and the compensation committee will approve grants of new options to participating employees in accordance with the exchange ratios. All such new stock options will be granted under the 2004 Plan and will be subject to the terms of such plan and a stock option agreement to be entered into between CombinatoRx and each participating employee.

At or before commencement of the exchange program, CombinatoRx will file the offer to exchange with the SEC as part of a tender offer statement on Schedule TO. Eligible participants, as well as stockholders and members of the public, will be able to obtain the offer to exchange and other documents CombinatoRx files with the SEC free of charge from the SEC’s website at www.sec.gov.

If you are both a stockholder and an eligible participant, please note that voting to approve the exchange program and related amendment to the 2000 Plan does not constitute an election to participate in the exchange program.

Description of the Exchange Program

Eligible Options. As of September 30, 2009, options for approximately 4,760,369 shares of CombinatoRx common stock were outstanding under all of its equity compensation plans. Of these, options to purchase 1,760,574 shares of common stock, having exercise prices ranging from $1.31 to $10.68, are held by eligible participants and would be eligible for exchange under the exchange program. The board of directors will retain the discretion to adjust the threshold exercise price of options eligible to participate in the exchange program if there is a significant change in the market price of CombinatoRx common stock preceding the commencement of the exchange program in comparison to the average market price used in determining the exchange ratios as described under “Exchange Ratios” below. However, any options that have exercise prices less than the closing price of CombinatoRx common stock as reported on The NASDAQ Global Market on the last day of the election period under the exchange program will not be eligible options.

The 4,760,369 options that were outstanding as of September 30, 2009 have a weighted average exercise price of $4.88 and a weighted average remaining term of 5.2 years. Of these, the 1,760,574 eligible options have a weighted average exercise price of $5.86 and a weighted average remaining term of 7.4 years. The 2,999,795 options that were outstanding as of September 30, 2009 and are not eligible for the exchange program have a weighted average exercise price of $4.30 per share and a weighted average remaining term of 3.9 years.

Eligibility. The exchange program will be open to all of CombinatoRx employees (including its executive officers) designated for participation by the board of directors who hold eligible options. Members of the CombinatoRx board of directors, consultants and former employees will not be eligible to participate. To be eligible, an employee must be employed by CombinatoRx both at the time the offer to exchange commences and on the date the surrendered options are cancelled and new options are granted to replace them. Any eligible participant who elects to participate but whose employment terminates for any reason prior to the grant of the new options, including voluntary resignation, retirement, involuntary termination, layoff, death or disability, will not be eligible to participate in the exchange program and will instead retain his or her eligible options subject to their existing terms. As of September 30, 2009, eligible options were held by 34 employees.

Exchange Ratios. The exchange program is not entirely a one-for-one exchange. The exchange ratios have been designed to result in a fair value, for accounting purposes, of the new options that will be approximately equal to the fair value of the eligible options (based on valuation assumptions made when the exchange program commences). The exchange ratios are designed to make the grant of the new options approximately accounting expense neutral.

The exchange ratios have been established by the CombinatoRx board of directors by grouping together eligible options with certain exercise prices and assigning an appropriate exchange ratio to each grouping, and are based on the fair value of the eligible options (calculated using a Black-Scholes option pricing model) within the relevant grouping. Setting the exchange ratios in this manner is intended to result in the issuance of new options that have a fair value (also calculated using a Black-Scholes option pricing model) approximately equal to or less than the fair value of the exchanged eligible options. This should minimize any additional compensation cost that CombinatoRx must recognize upon granting the new options, other than some incremental compensation expense that might result from fluctuations in the fair market value of CombinatoRx common stock after the exchange ratios have been set but before the grant date.

Assuming a fair market value of CombinatoRx common stock of $1.40 per share (the closing price of CombinatoRx common stock as reported by The NASDAQ Global Market on September 30, 2009), and based on the above method of determining the exchange ratios, the exchange ratios of shares subject to eligible options to shares subject to new options are as follows:

If the Exercise Price of an Eligible Option is:	The Exchange Ratio would be (Eligible Options to New Options):
$1.31 to $2.99	1-to-1
$3.00 to $5.49	1.30-to-1
$5.50 to $7.99	1.60-to-1
$8.00 to $10.68	2.10-to-1

The total number of shares of CombinatoRx common stock underlying a new option that an eligible participant will receive with respect to an exchanged eligible option will be determined by dividing the number of shares of CombinatoRx common stock underlying the exchanged eligible option by the applicable exchange ratio and rounding to the nearest whole number. The exchange ratios will be applied on a grant-by-grant basis.

For example, if an eligible participant exchanges an eligible option to purchase 1,000 shares with an exercise price of $3.00 per share, that eligible participant would receive a new option to purchase 769 shares (that is, 1,000 divided by 1.30, with the result rounded to the nearest whole number, equals 769).

The following table shows the number of shares of CombinatoRx common stock underlying outstanding eligible options in each exercise price range as of September 30, 2009.

Exercise Price Range of Eligible Options	Maximum Number of Shares Underlying Eligible Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)
$1.31 to $2.99	193,824	$1.31	5.36
$3.00 to $5.49	736,000	$4.13	8.49
$5.50 to $7.99	169,000	$6.41	7.17
$8.00 to $10.68	661,750	$8.97	6.78

	1,760,574	$5.86	7.37

Election to Participate. Participation in the exchange program will be voluntary. Eligible employees will have an election period of at least 20 business days from the commencement of the offer to exchange in which to determine whether they wish to participate.

Exercise Price of New Options. All new options will be granted with an exercise price equal to the closing price of CombinatoRx common stock as reported by The NASDAQ Global Market on the grant date.

Vesting of New Options. The new options will not be exercisable on the date they are granted, even if the corresponding exchanged eligible options had previously become exercisable. In general, subject to the eligible participant’s continuing service, the new options will become exercisable as follows:

•

If and to the extent the corresponding exchanged eligible option was exercisable as of the grant date, a like portion of the new option will become exercisable on the first anniversary of the grant date; and

•

If and to the extent the corresponding exchanged eligible option was not exercisable as of the grant date, a like portion (or all) of the new option will become exercisable one year from the date(s) as of which the eligible option would have become exercisable in accordance with its terms.

Term of the New Options. The new options will have the same expiration date as the original exchanged eligible options.

Other Terms and Conditions of the New Options. The other terms and conditions of the new options will be set forth in an option agreement to be entered into as of the grant date. Any additional terms and conditions will be comparable to the other terms and conditions of the eligible options. All new options will be non-qualified stock options for federal income tax purposes, regardless of the tax status of the eligible options exchanged in the exchange program. The shares of CombinatoRx common stock for which the new options may be exercised are currently registered on a registration statement filed with the SEC.

Effect on the 2000 Plan and 2004 Plan. As of September 30, 2009, 518,014 shares of common stock were available for future grants under the 2000 Plan and 3,752,652 shares of common stock were available for future grants under the 2004 Plan. Under the terms of the 2000 Plan, any shares subject to outstanding awards granted under the 2000 Plan that are forfeited, cancelled, expire or are terminated (other than by exercise) are added back to the number of shares available for issuance under the 2000 Plan and under the terms of the 2004 Plan, certain shares subject to outstanding awards granted under the 2004 Plan that are forfeited, cancelled, expire or are terminated (other than by exercise) are added back to the number of shares available for issuance under the 2004 Plan. Under the terms of the proposed Amended 2004 Plan (as defined under the heading Overview under Proposal No. 5 below), any shares subject to outstanding awards granted under the 2000 Plan and the 2004 Plan that are forfeited, cancelled, expire or are terminated (other than by exercise) are added back to the number of shares available for issuance under the 2004 Plan. All eligible options were granted under the 2000 Plan or 2004 Plan. Assuming all of the eligible options are surrendered and cancelled in the exchange program, and eligible options are granted in accordance with the exchange ratios discussed above, a net of approximately 358,528 shares would be added to the number of shares available for issuance under the 2004 Plan.

Potential Modification to Exchange Program to Comply with Governmental Requirements. The terms of the exchange program will be described in an offer to exchange that will be filed with the SEC. Although CombinatoRx does not anticipate that the SEC would require it to modify the terms materially, it is possible that CombinatoRx will need to alter the terms of the exchange program to comply with comments from the SEC.

Summary of U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material United States federal income tax consequences of participating in the exchange program. A more detailed summary of the applicable tax considerations to participants will be provided in the offer to exchange. CombinatoRx believes the exchange of eligible options for new options pursuant to the exchange program should be treated as a non-taxable exchange, and no income should be recognized for United States federal income tax purposes by CombinatoRx or its employees upon the grant of the new options. However, the Internal Revenue Service is not precluded from adopting a contrary position, and the laws and regulations themselves are subject to change.

Upon exercise of the new options, the eligible participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Such income is considered compensation subject to employment taxes. Upon disposition of the shares, the eligible participant will recognize capital gain or loss (which will be long- or short-term depending upon whether the stock were held for more than one year from the date of exercise) equal to the difference between the selling price and the sum of the amount paid for the stock plus any amount recognized as ordinary income upon acquisition of the stock.

All holders of eligible options are urged to consult their own tax advisors regarding the tax treatment of participating in the exchange program under all applicable laws prior to participating in the exchange program.

Accounting Impact

CombinatoRx has adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or FAS 123(R), regarding accounting for share-based payments. Under FAS 123(R), CombinatoRx will recognize the unamortized compensation cost of the surrendered options as well as any incremental compensation cost of the stock options granted in the exchange program. The incremental compensation cost will be measured as the excess, if any, of the fair value of each new option granted to employees for the exchanged eligible options, measured as of the date the new options are granted, over the fair value of the eligible options exchanged for the new options, measured immediately prior to the cancellation. This incremental compensation cost will be recognized ratably over the vesting period of the new options. In the event that any of the new options are forfeited prior to their vesting due to termination of service, the incremental compensation cost for the forfeited new options will not be recognized; however, CombinatoRx would recognize any unamortized compensation expense from the exchanged eligible options which would have been recognized under the original vesting schedule.

New Plan Benefits

Because the decision whether to participate in the exchange program is completely voluntary, CombinatoRx is not able to predict who or how many employees will elect to participate, how many options will be surrendered for exchange or the number of new options that may be granted. As noted above, members of the CombinatoRx board of directors, consultants and former employees are not eligible to participate in the exchange program. The table below lists all outstanding eligible options held as of September 30, 2009:

Name and Position	Number of Securities Underlying Outstanding Eligible Options (#)	Current Eligible Option Exercise Price Range	Dollar Value (1)
Alexis Borisy(2)	—	—	—
Former President and Chief Executive Officer
Robert Forrester	560,714	$1.31 to $8.79	$370,757
Interim President and Chief Executive Officer
Jason F. Cole	333,750	$3.43 to $10.68	$200,649
Senior Vice President, General Counsel and Secretary
John Randle(3)	—	—
Former Senior Vice President, Commercial Development
Lynn Baird(4)	—	—	—
Former Senior Vice President, Regulatory, Quality and Clinical Operations
Justin Renz(5)	140,000	$3.43 to $8.79	$92,662
Senior Vice President and Chief Financial Officer
All executive officers as a group	1,034,464	$1.31 to $10.68	$664,067
All non-executive officer directors(6)	—	—	—
Employees as a group (excluding executive officers)	726,110	$1.31 to $8.79	$479,384

(1)	The estimated dollar value of the eligible options was calculated using the Black-Scholes option valuation model, using the assumptions described under the heading “Description of the Exchange Program— Exchange Ratios.”
(2)	Mr. Borisy’s employment with CombinatoRx as its President and Chief Executive Officer ended effective July 1, 2009. As a former employee, he will not be eligible to participate in the exchange program.
(3)	Mr. Randle’s employment with CombinatoRx as its Senior Vice President, Commercial Development ended effective July 1, 2009. As a former employee, he will not be eligible to participate in the exchange program.
(4)	Dr. Baird’s employment with CombinatoRx as its Senior Vice President, Regulatory, Quality and Clinical Operations ended effective January 31, 2009. As a former employee, she will not be eligible to participate in the exchange program.
(5)	Mr. Renz, Vice President, Finance and Treasurer of CombinatoRx, was appointed Senior Vice President and Chief Financial Officer effective July 1, 2009.
(6)	Members of the CombinatoRx board of directors will not be eligible to participate in the exchange program.

Equity Compensation Plans

The following table sets forth information as of December 31, 2008 regarding the number of securities to be issued upon exercise, and the weighted average exercise price of outstanding options, warrants and rights under CombinatoRx equity compensation plans and the number of securities available for future issuance under its equity compensation plans.

Equity Compensation Plan Information as of December 31, 2008

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by securityholders	5,954,316	$5.51	3,050,763
Equity compensation plans not approved by securityholders	—	—	—
Totals	5,954,316	$5.51	3,050,763

Effect on Stockholders

CombinatoRx is unable to predict the impact of the exchange program on CombinatoRx stockholders because of its inability to predict how many or which employees will exchange their eligible options. The exchange program was designed to be no less than value neutral to CombinatoRx stockholders and to reduce the dilution in ownership from outstanding equity awards. If all of the eligible options are exchanged for new options in accordance with the exchange ratios discussed above, eligible options for approximately 1,760,574 shares will be surrendered and cancelled, while new options for approximately 1,180,722 shares will be granted, resulting in a net reduction in the equity award overhang by approximately 579,852 shares or approximately 1.6% of the number of shares of CombinatoRx common stock outstanding as of September 30, 2009.

Summary of the 2000 Plan

The following description of certain features of the 2000 Plan is intended to be a summary only.

Term of the Plan. The 2000 Plan was adopted by the CombinatoRx board of directors on July 7, 2000, and was amended on August 23, 2001, September 10, 2002, February 28, 2004 and December 9, 2004. Immediately following stockholder approval of the Amended 2004 Plan, the CombinatoRx board of directors resolved that no further grants of stock options would thereafter be made under the 2000 Plan.

Plan Administration. The board of directors (or any committee delegated by the board of directors, including the compensation committee) has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2000 Plan.

Shares Available for Issuance under the 2000 Plan. Stock options may be issued under the 2000 Plan for 1,585,332 shares of CombinatoRx common stock. Under the terms of the 2000 Plan, shares of common stock underlying any stock options and other awards that are forfeited, cancelled, expire or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2000 Plan. Shares tendered or held back upon exercise of a stock option to cover the exercise price are also available for future issuance under the 2000 Plan. However, if stockholder approval of the Amended 2004 Plan is obtained, no further grants of stock options would thereafter be made under the 2000 Plan. If the exchange program and the

Amended 2004 Plan are approved by stockholders and implemented, and if all of the eligible options are exchanged for new options in accordance with the exchange ratios discussed above, a net of approximately 358,528 shares would be added to the number of shares available for issuance under the Amended 2004 Plan.

Adjustments. If CombinatoRx’s capital structure changes, because of a stock dividend, a reorganization or similar event, the number of shares that can be issued under the 2000 Plan will be appropriately adjusted.

Eligibility. Persons eligible to participate in the 2000 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants or advisors) of CombinatoRx and its subsidiaries as selected from time to time by the board of directors. Approximately 34 individuals are currently eligible to participate in the 2000 Plan.

Stock Options. The 2000 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the 2000 Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Non-qualified options may be granted to any persons eligible to receive incentive stock options and to non-employee directors and key persons. The option exercise price of each option will be determined by the board of directors but may not be less than 100% of the fair market value of the common stock on the date of grant.

The term of each option will be fixed by the board of directors and may not exceed ten years from the date of grant. The board of directors will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the board of directors. Options may be exercised in whole or in part with written notice to CombinatoRx.

Upon exercise of options, the option exercise price must be paid in full either in cash, by check or other instrument acceptable to the board of directors, or by delivery of shares of common stock that are beneficially owned by the optionee.

To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Adjustments for Stock Dividends, Stock Splits, Etc. The 2000 Plan requires the board of directors to make appropriate adjustments to the number of shares of common stock that are subject to the 2000 Plan, to certain limits in the 2000 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Tax Withholding. Participants in the 2000 Plan are responsible for the payment of any federal, state or local taxes that CombinatoRx is required by law to withhold upon any option exercise. Subject to approval by the board of directors, participants may elect to have the minimum tax withholding obligations satisfied either by authorizing CombinatoRx to withhold shares of common stock to be issued pursuant to an option exercise, or by transferring to CombinatoRx shares of common stock having a value equal to the amount of such taxes.

Change in Control Provisions. The 2000 Plan provides that upon consummation of an “Acquisition Event” (as defined in the 2000 Plan), the board of directors may provide that all of the unvested awards will automatically be fully vested.

Amendments and Termination. The board of directors may at any time amend or discontinue the 2000 Plan or amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent. Any amendments that materially change the terms of the 2000 Plan, including any amendments that increase the number of shares reserved for issuance under the 2000 Plan, expand the types of awards available, materially expand the eligibility to participate in, or materially extend the term of, the 2000 Plan, or materially change the method of determining the fair market value of common stock, will be subject to approval by stockholders. Amendments shall also be subject to approval by stockholders if and to the extent determined by the board of directors to be required by the Code to preserve the qualified status of incentive.

Repricing. The board of directors may only reduce the exercise price of an outstanding stock option or effect repricing of an outstanding stock option through cancellation and re-grant with the affected optionee’s consent. Notwithstanding the foregoing, if the proposed option exchange program and related amendment to the 2000 Plan are approved, the board of directors will be explicitly authorized to implement the option exchange program described in this joint proxy statement/prospectus.

Tax Aspects Under the Code. The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the 2000 Plan. It does not describe all federal tax consequences under the 2000 Plan, nor does it describe state or local tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (1) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (2) there will be no deduction for CombinatoRx for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (a) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise, and (b) CombinatoRx will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of common stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option will be treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares of common stock on the date of exercise, and CombinatoRx receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of a non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Parachute Payments. The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible CombinatoRx, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on CombinatoRx’s Deductions. As a result of Section 162(m) of the Code, CombinatoRx’s deduction for certain awards under the 2000 Plan may be limited to the extent that the chief executive officer, or other executive officer whose compensation is required to be reported in the summary compensation table contained in CombinatoRx’s proxy statement for the annual meeting of stockholders, receives compensation in excess of $1 million a year (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code).

Votes Required to Approve an Option Exchange Program and a Related Amendment to the 2000 Plan

The affirmative vote of a majority of the votes properly cast at the CombinatoRx annual meeting is required for approval of the option exchange program and a related amendment to the 2000 Plan.

Recommendation of CombinatoRx Board of Directors

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN OPTION EXCHANGE PROGRAM AND A RELATED AMENDMENT TO THE 2000 PLAN TO PERMIT THE OPTION EXCHANGE PROGRAM IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH OPTION EXCHANGE PROGRAM AND SUCH AMENDMENT. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE AN OPTION EXCHANGE PROGRAM AND A RELATED AMENDMENT TO THE 2000 PLAN.

COMBINATORX ANNUAL MEETING PROPOSAL NO. 5—

APPROVAL OF AMENDED AND RESTATED 2004 INCENTIVE PLAN

Overview

The 2004 Plan currently authorizes the grant of stock options and other stock-based awards to employees, non-employee directors, consultants and advisors of CombinatoRx and its affiliates. Currently, 3,848,953 shares of common stock are reserved for issuance pursuant to awards granted under the 2004 Plan. As of September 30, 2009, approximately 3,752,652 shares were available for grant under the 2004 Plan. On June 30, 2009, the board of directors approved amendments to and a restatement of the 2004 Plan, or the Amended 2004 Plan, subject to stockholder approval, to, among other things, increase the aggregate number of shares authorized for issuance under the 2004 Plan from 7,663,887 to 20,000,000 shares of common stock, extend the “evergreen” provision through 2013 (whereby the number of shares authorized for issuance shall automatically increase on an annual basis), permit the exercise price of stock option awards to be paid by a “net exercise,” and to explicitly permit the exchange program discussed in Proposal No. 4 above.

The amendments to the 2004 Plan were designed to enhance the flexibility of the compensation committee in granting awards to CombinatoRx officers, employees, non-employee directors, consultants advisors and to ensure that CombinatoRx can continue to grant stock options and other awards to such persons following the merger at levels determined to be appropriate by the compensation committee. CombinatoRx believes that stock options and other stock-based awards are a critical part of the compensation package offered to new, existing and key employees and is an important tool in its ability to attract and retain talented personnel, particularly following the merger. Accordingly, CombinatoRx is seeking stockholder approval of the Amended 2004 Plan. In the event that the Amended 2004 Plan is not approved by stockholders, the 2004 Plan will continue in effect without the amendments described above.

Based solely on the closing price of CombinatoRx common stock as reported on The NASDAQ Global Market on September 30, 2009, the maximum aggregate market value of the 20,000,000 shares being reserved hereunder that could potentially be issued under the Amended 2004 Plan is approximately $28,000,000. The shares issued by CombinatoRx under the Amended 2004 Plan will be authorized but unissued shares.

Summary of the Amended 2004 Plan

The following description of certain material features of the Amended 2004 Plan is intended to be a summary only. This summary is qualified in its entirety by the full text of the Amended 2004 Plan that is attached hereto as Appendix G.

Term of the Plan. The 2004 Plan was adopted by the CombinatoRx board of directors and approved by the CombinatoRx stockholders in December 2004, to become effective upon the completion of CombinatoRx’s initial public offering, which occurred on November 9, 2005. The stockholders of CombinatoRx approved an amended and restated 2004 Plan on June 1, 2006.

Shares Available for Issuance under the Amended 2004 Plan. The maximum number of shares authorized for issuance under the Amended 2004 Plan is 20,000,000 shares of common stock, plus, as of the first day of each of fiscal 2010 through 2015, an additional number of shares equal to the least of 4,000,000 shares or 4% of the number of then outstanding shares, or such lesser number as the administrator of the Plan determines. The shares underlying any awards (including awards granted pursuant to the 2000 Plan) that are forfeited, canceled, held back upon exercise of a stock option or settlement of an award to cover the exercise price or tax withholding, reacquired by CombinatoRx prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares authorized for issuance under the Amended 2004 Plan. In addition, upon exercise of stock appreciation rights, the gross number of shares exercised shall be deducted from the total number of shares remaining available for issuance under the Amended 2004 Plan.

Adjustments. The Amended 2004 Plan requires the administrator to make appropriate adjustments to the number of shares of common stock that are subject to the Amended 2004 Plan, to certain limits in the Amended 2004 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Plan Administration. The Amended 2004 Plan will be administered by the compensation committee of the board of directors. The administrator of the Amended 2004 Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the Amended 2004 Plan.

Eligibility. Persons eligible to participate in the Amended 2004 Plan will be those full or part-time employees, non-employee directors and other key persons (including consultants and advisors) of CombinatoRx and its affiliates as selected from time to time by the administrator. Approximately 34 individuals are currently eligible to participate in the Amended 2004 Plan.

Types of Awards. The Amended 2004 Plan permits CombinatoRx to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards, stock units (including restricted stock units), performance awards, cash-based awards and awards that are convertible into or otherwise based on stock.

Performance-Based Compensation. To ensure that certain awards granted under the Amended 2004 Plan, including awards of cash, restricted stock and deferred stock, to a “covered employee” (as defined in the Code) qualify as “performance-based compensation” under Section 162(m) of the Code, the Amended 2004 Plan provides that the compensation committee may require that the vesting of such awards be conditioned on the satisfaction of certain preestablished performance criteria, which shall be objectively determinable measures of performance (measured either absolutely or by reference to an index or indices). The compensation committee will select the particular performance criteria within 90 days following the commencement of the period of service to which the performance relates. Subject to adjustments for stock splits and similar events, the maximum amount payable to any one individual in the case of a performance-based award that is a cash based award intended to qualify as “performance-based compensation” under Section 162(m) of the Code will not exceed $5,000,000 in any calendar year, and options or stock appreciation rights with respect to no more than 1,500,000 shares may be granted to any one individual during any calendar year.

Stock Options. The Amended 2004 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the Amended 2004 Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Non-qualified options may be granted to any persons eligible to receive incentive stock options and to non-employee directors and key persons. The option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant.

The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the administrator. Options may be exercised in whole or in part with written notice to CombinatoRx.

Upon exercise of options, the option exercise price must be paid in full either in cash, by check or other instrument acceptable to the board of directors, by delivery of shares of common stock that are beneficially owned by the optionee, or with respect to non-qualified stock options, by a “net exercise” arrangement pursuant to which CombinatoRx will reduce the number of shares issuable upon exercise by the number of shares with a fair market value that equals the exercise price. The exercise price may also be delivered to CombinatoRx by a broker pursuant to irrevocable instructions to the broker from the optionee.

To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Stock Appreciation Rights. The administrator may award a stock appreciation right independently of a stock option. The administrator may award stock appreciation rights subject to such conditions and restrictions as the administrator may determine, provided that the exercise price may not be less than the fair market value of the common stock on the date of grant and no stock appreciation right may be exercisable more than 10 years after the date of grant.

Restricted Stock. The administrator may award shares to participants subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with CombinatoRx through a specified restricted period.

Unrestricted Stock. The administrator may grant shares (at par value or for a purchase price determined by the administrator) that are free from any restrictions under the Amended 2004 Plan.

Restricted Stock Units. The administrator may award restricted stock units to any participants. Restricted stock units are generally payable in the form of shares of common stock, although restricted stock units may be settled in cash. These units may be subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with CombinatoRx through a specified restricted period.

Cash-Based Awards. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of common stock, as the administrator determines.

Tax Withholding. Participants in the Amended 2004 Plan are responsible for the payment of any federal, state or local taxes that CombinatoRx is required by law to withhold upon any option exercise or vesting of other awards. Subject to approval by the administrator, participants may elect to have the minimum tax withholding obligations satisfied either by authorizing CombinatoRx to withhold shares to be issued pursuant to an option exercise or other award, or by transferring to CombinatoRx shares having a value equal to the amount of such taxes.

Change of Control Provisions. In the event of a merger, sale or dissolution of CombinatoRx, or any other such “covered transaction” (as defined in the Amended 2004 Plan), all outstanding awards under the Amended 2004 Plan, unless otherwise provided for in a particular award, will terminate unless the parties to the transaction, in their discretion, provide for assumption, continuation or appropriate substitutions or adjustments of these awards. In the event that the outstanding awards under the Amended 2004 Plan terminate in connection with a covered transaction, all stock options and stock appreciation rights granted under the Amended 2004 Plan will automatically become fully exercisable and all shares underlying awards of restricted stock units will be issued, except as may be otherwise provided in the relevant award agreement, and each holder of an option or a stock appreciation right will be permitted to exercise such award for a specified period prior to the consummation of the covered transaction.

Term. No awards may be granted under the Amended 2004 Plan after the 10-year anniversary of the date that the Amended 2004 Plan is approved by stockholders and no incentive stock option may be granted after the 10-year anniversary of the date that the Amended 2004 Plan was approved by the board of directors.

Amendments. The Amended 2004 Plan may not be amended without stockholder approval to the extent required by the NASDAQ rules or necessary to ensure that incentive stock options qualify as such under the Code and compensation earned under awards qualifies as performance-based compensation under the Code. Generally, under the NASDAQ rules, all material amendments to the Amended 2004 Plan will be subject to approval by CombinatoRx stockholders including (1) any material increase in the number of shares to be issued under the Amended 2004 Plan; (2) any material increase in benefits to participants under the Amended 2004 Plan, including any material change to: (i) permit a repricing (or decrease in exercise price) of outstanding stock options, (ii) reduce the price at which shares of common stock or stock options may be offered, or (iii) extend the duration of the Amended 2004 Plan; (3) any material expansion of the class of participants eligible to participate in the Amended 2004 Plan; and (4) any expansion in the types of awards provided under the Amended 2004 Plan. Otherwise, the board of directors may amend or discontinue the Amended 2004 Plan at any time, provided that no such amendment may adversely affect the rights under any outstanding award without the holder’s consent.

Repricing. Other than in the event of a necessary adjustment in connection with a change in CombinatoRx stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights without stockholder approval as required by The NASDAQ Global Market. Notwithstanding the foregoing, the Amended 2004 Plan permits the board of directors to commence an exchange offer upon stockholder approval, which will permit the commencement of the exchange program described in Proposal No. 4 above.

Effective Date of the Amended 2004 Plan. On June 30, 2009, the board of directors approved the Amended 2004 Plan, subject to stockholder approval. The Amended Plan will become effective on the date it is approved by the stockholders. If the Amended 2004 Plan is not approved by the stockholders, the 2004 Plan will continue in effect without the amendments made in the Amended 2004 Plan, and awards may be granted thereunder in accordance with its terms.

New Plan Benefits

No grants have been issued with respect to the additional shares to be reserved for issuance under the Amended 2004 Plan. The number of shares that may be granted to the Chief Executive Officer of CombinatoRx, executive officers, non-employee directors and non-executive officers under the Amended 2004 Plan is not determinable at this time, as such grants are subject to the discretion of the compensation committee. The following table provides information with respect to the number of shares granted under the 2004 Plan for the fiscal year ended December 31, 2008 to each of CombinatoRx’s named executive officers, its executive officers, its non-executive officer directors and its employees, excluding its executive officers.

Name and Position	Dollar Value of Securities Underlying Stock Options ($)	Number of Securities Underlying Stock Options	Dollar Value of Shares Granted as Stock Awards ($)	Number of Shares Granted as Stock Awards
Alexis Borisy(1)	$911,897	407,500	—	—
Former President and Chief Executive Officer
Robert Forrester	$532,166	237,500	—	—
Interim President and Chief Executive Officer
Jason F. Cole	$342,301	152,500	$114,250	25,000
Senior Vice President, General Counsel and Secretary
John Randle(2)	$105,815	55,000	—	—
Former Senior Vice President, Commercial Development
Lynn Baird(3)	$342,301	152,500	—	—
Former Senior Vice President, Regulatory, Quality and Clinical Operations
Justin Renz(4)	$135,498	60,000	—	—
Senior Vice President and Chief Financial Officer
All executive officers as a group	$2,369,978	1,065,000	—	—
All non-executive officer directors	$172,611	87,500	—	—
Employees as a group (excluding executive officers)	$3,191,125	1,393,000	$103,600	20,000

(1)	Mr. Borisy’s employment with CombinatoRx as its President and Chief Executive Officer ended effective July 1, 2009.

(2)	Mr. Randle’s employment with CombinatoRx as its Senior Vice President, Commercial Development ended effective July 1, 2009.
(3)	Dr. Baird’s employment with CombinatoRx as its Senior Vice President, Regulatory, Quality and Clinical Operations ended effective January 31, 2009.
(4)	Mr. Renz, Vice President, Finance and Treasurer of CombinatoRx, was appointed Senior Vice President and Chief Financial Officer effective July 1, 2009.

Tax Aspects Under the Code

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Amended 2004 Plan. It does not describe all federal tax consequences under the Amended 2004 Plan, nor does it describe state or local tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (1) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (2) there will be no deduction for CombinatoRx for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (a) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise, and (b) CombinatoRx will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of common stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option will be treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares of common stock on the date of exercise, and CombinatoRx receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of a non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Parachute Payments. The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to CombinatoRx, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on CombinatoRx’s Deductions. As a result of Section 162(m) of the Code, CombinatoRx’s deduction for certain awards under the Amended 2004 Plan may be limited to the extent that the chief executive officer, or other executive officer whose compensation is required to be reported in the summary compensation table contained in CombinatoRx’s proxy statement for the annual meeting of stockholders, receives compensation in excess of $1 million a year (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code).

Votes Required to Approve an Amendment to and Restatement of the 2004 Plan

The affirmative vote of a majority of the votes properly cast at the CombinatoRx annual meeting is required for approval of an amendment to and restatement of the 2004 Plan.

Recommendation of CombinatoRx Board of Directors

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO AND RESTATEMENT OF THE 2004 PLAN TO, AMONG OTHER THINGS, INCREASE THE NUMBER OF SHARES OF COMBINATORX COMMON STOCK CURRENTLY ISSUABLE UNDER THE 2004 PLAN FROM 7,663,887 TO 20,000,000 AND TO PERMIT THE OPTION EXCHANGE PROGRAM IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT AND RESTATEMENT. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO APPROVE AN AMENDMENT TO AND RESTATEMENT OF THE 2004 PLAN.

COMBINATORX ANNUAL MEETING PROPOSAL NO. 6—

ELECTION OF COMBINATORX DIRECTORS

The CombinatoRx board of directors nominated Patrick Fortune and Robert Forrester for election at the CombinatoRx annual meeting. The CombinatoRx board of directors currently consists of seven members, classified into three classes as follows: (a) Patrick Fortune constitutes a class with a term ending at the upcoming 2009 annual stockholders meeting, or the Class I director; (b) Barbara Deptula, Frank Haydu and W. James O’Shea constitute a class with a term ending at the 2010 annual meeting, or the Class II directors; and (c) Michael Kauffman, Sally Crawford and Richard Pops constitute a class with a term ending at the 2011 annual meeting, or the Class III directors. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those directors whose terms are expiring. Alexis Borisy, CombinatoRx’s former President and Chief Executive Officer and a Class I director, terminated his employment with CombinatoRx, and has resigned as a director, both effective July 1, 2009. Robert Forrester, CombinatoRx’s Interim President and Chief Executive Officer, has been nominated by the CombinatoRx board of directors for election as a Class I director.

The CombinatoRx board of directors has voted to nominate each of Patrick Fortune and Robert Forrester for election at the annual meeting for a term of three years to serve until the 2012 annual meeting of stockholders, and until their respective successors have been elected and qualified; provided, however, that, if the proposed merger is approved and consummated, the CombinatoRx board of directors will be reconstituted as described in this joint proxy statement/prospectus.

Unless authority to vote for any of these nominees is withheld, the shares represented by the enclosed proxy will be voted “FOR” the election as directors of Patrick Fortune and Robert Forrester; provided, however, that, if the proposed merger is approved and consummated, the CombinatoRx board of directors will be reconstituted as described in this joint proxy statement/prospectus. In the event that the nominee becomes unable or unwilling to serve, the shares represented by the enclosed proxy will be voted for the election of such other person as the CombinatoRx board of directors may recommend in his/her place. CombinatoRx has no reason to believe that any nominee will be unable or unwilling to serve as a director.

Votes Required to Elect Directors

The affirmative vote of a plurality of the votes properly cast for the election of directors at the annual meeting is required to elect each nominee as a director.

Recommendation of CombinatoRx Board of Directors

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ELECTION OF PATRICK FORTUNE AND ROBERT FORRESTER AS CLASS I MEMBERS OF THE BOARD OF DIRECTORS, TO SERVE UNTIL COMBINATORX’S 2012 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO ELECT PATRICK FORTUNE AND ROBERT FORRESTER AS CLASS I MEMBERS OF THE BOARD OF DIRECTORS, TO SERVE UNTIL COMBINATORX’S 2012 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED; PROVIDED, HOWEVER, THAT, IF THE MERGER IS COMPLETED, THE COMBINATORX BOARD OF DIRECTORS WILL BE RECONSTITUTED AS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

COMBINATORX ANNUAL MEETING PROPOSAL NO. 7—

RATIFICATION OF COMBINATORX’S

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the CombinatoRx board of directors has selected Ernst & Young LLP, independent public accountants, to audit CombinatoRx’s financial statements for the year ending December 31, 2009. The CombinatoRx board of directors proposes that the stockholders ratify this appointment. Ernst & Young LLP audited CombinatoRx’s financial statements for the year ended December 31, 2008. CombinatoRx expects that representatives of Ernst & Young LLP will be present at the meeting, will be able to make a statement if they so desire, and will be available to respond to appropriate questions.

The audit committee, or a designated member thereof, pre-approves each audit and non-audit service rendered by Ernst & Young LLP to CombinatoRx pursuant to its Audit and Non-Audit Pre-Approval Policy. The following table shows information about fees paid by CombinatoRx to Ernst & Young LLP during the fiscal years ended December 31, 2008 and 2007. The audit committee of the CombinatoRx board of directors considered the provision of the services corresponding to these fees in its finding that the services are compatible with Ernst & Young LLP maintaining its independence.

	Fiscal Year 2008	Percentage of 2008 Services Approved by Audit Committee	Fiscal Year 2007	Percentage of 2007 Services Approved by Audit Committee
Audit fees(1)	$323,700	100%	$374,600	100%
Audit-related fees(2)	$5,900	100%	$5,691	100%
Tax fees(3)	$—	100%	$6,760	100%

Total fees	$329,600	100%	$387,051	100%

(1)	Audit fees in 2007 include fees in the amount of $52,000 for CombinatoRx’s registered direct offering and related consents and comfort letters.
(2)	Audit-related fees in 2008 and 2007 relate to agreed upon procedures performed by Ernst & Young LLP for CombinatoRx (Singapore) Pte. Ltd. related to a grant from the Singapore Economic Development Board.
(3)	Tax fees 2007 include consultation on tax matters related to CombinatoRx (Singapore) Pte. Ltd. and other tax planning and advice.

Consistent with SEC policies regarding auditor independence, the audit committee of the CombinatoRx board of directors has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the audit committee of the CombinatoRx board of directors has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor.

Prior to engagement of the independent auditor for the next year’s audit, management will submit an aggregate of services expected to be rendered during that year for each of four categories of services to the audit committee of the CombinatoRx board of directors for approval.

•

Audit services include audit work performed in the preparation of financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, and attest services and consultation regarding financial accounting and/or reporting standards.

•

Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

•

Tax services include all services performed by the independent auditor’s tax personnel except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice.

•	Other Fees are those associated with services not captured in the other categories.

Prior to engagement, the audit committee of the CombinatoRx board of directors pre-approves these services by category of service. The fees are budgeted and the audit committee of the CombinatoRx board of directors requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by the category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the audit committee of the CombinatoRx board of directors requires specific pre-approval before engaging the independent auditor.

The audit committee of the CombinatoRx board of directors may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the audit committee of the CombinatoRx board of directors at its next scheduled meeting.

In the event the stockholders do not ratify the appointment of Ernst & Young LLP as CombinatoRx’s independent public accountants, the audit committee of the CombinatoRx board of directors will reconsider its appointment.

Votes Required to Ratify the Appointment of Ernst & Young LLP as CombinatoRx’s Independent Registered Public Accounting Firm

The affirmative vote of a majority of the votes properly cast at the CombinatoRx annual meeting is required to ratify the appointment of the independent public accountants.

Recommendation of CombinatoRx Board of Directors

THE COMBINATORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS COMBINATORX’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, COMBINATORX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH RATIFICATION. THE COMBINATORX BOARD OF DIRECTORS RECOMMENDS THAT COMBINATORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7 TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS COMBINATORX’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.

NEUROMED SPECIAL MEETING PROPOSAL NO. 1—

APPROVAL AND ADOPTION OF THE

MERGER AGREEMENT AND APPROVAL OF THE MERGER

For a summary and detailed information regarding this proposal, see the information about the merger agreement and the merger throughout this joint proxy statement/prospectus, including the information set forth in “The Merger,” “Merger Agreement,” “Voting Agreements,” “Registration Rights Agreement,” “Management of CombinatoRx Before and After the Merger” and “Neuromed Special Meeting.”

Vote Required to Approve and Adopt the Merger Agreement and Approve the Merger

The affirmative vote of the holders of a majority of the voting power of the Neuromed capital stock outstanding on the Neuromed record date, voting as a single class, is required to adopt and approve the merger agreement and to approve the merger.

Recommendation of Neuromed Board of Directors

THE NEUROMED BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, NEUROMED AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AND THE MERGER AGREEMENT. THE NEUROMED BOARD OF DIRECTORS RECOMMENDS THAT NEUROMED STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND TO APPROVE THE MERGER.

LEGAL MATTERS

The validity of the shares of CombinatoRx common stock offered by this joint proxy statement/prospectus will be passed upon for CombinatoRx by Goodwin Procter LLP, counsel for CombinatoRx.

EXPERTS

The consolidated financial statements of CombinatoRx at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, appearing in this joint proxy statement/prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Neuromed as of September 30, 2008 and 2007 and for each of the years in the three-year period ended September 30, 2008 are included in this joint proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere in this joint proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

POLICIES ON REPORTING OF CONCERNS REGARDING ACCOUNTING AND OTHER MATTERS AND ON COMMUNICATING WITH NON-MANAGEMENT DIRECTORS

CombinatoRx’s board of directors and CombinatoRx’s audit committee have adopted policies on reporting concerns regarding accounting and other matters and on communicating with the non-management directors. Any person, whether or not an employee, who has a concern about the conduct of CombinatoRx, or any of its people, including with respect to accounting, internal accounting controls or auditing matters, may, in a confidential or anonymous manner, communicate that concern to Mr. Frank Haydu, the chairperson of the Audit Committee, who is the designated contact for these purposes. Contact may be made by writing to him care of the Audit Committee at CombinatoRx’s offices at 245 First Street, Third Floor, Cambridge, MA 02142, by email at frankhaydu@yahoo.com or by calling him at (617) 244-5521. Any interested party, whether or not an employee, who wishes to communicate directly with the presiding director of the executive sessions of non-management directors, or with the non-management directors as a group, also may contact Mr. Haydu using one of the above methods.

STOCKHOLDER PROPOSALS

Stockholders who wish to present proposals for inclusion in CombinatoRx’s proxy materials for the 2010 Annual Meeting of Stockholders may do so by following the procedures prescribed in Rule 14a-8 under the Securities Exchange Act of 1934 and CombinatoRx’s by-laws. To be eligible, the stockholder proposals must be received by the Secretary of CombinatoRx on or before June 24, 2010.

Under CombinatoRx’s current by-laws, proposals of business and nominations for directors other than those to be included in CombinatoRx’s proxy materials following the procedures described in Rule 14a-8 may be made by stockholders entitled to vote at the meeting if notice is timely given and if the notice contains the information required by the by-laws. Except as noted below, to be timely a notice with respect to the 2010 Annual Meeting of Stockholders must be delivered to the Secretary of CombinatoRx no earlier than August 18, 2010 and no later than September 17, 2010, unless the date of the 2010 Annual Meeting is advanced or delayed by more than thirty (30) days from the anniversary date of the 2009 Annual Meeting, in which event CombinatoRx’s by-laws provide different notice requirements. Because the 2009 Annual Meeting has been delayed by more than thirty (30) days from the anniversary date of the 2008 Annual Meeting, to be timely a notice with respect to the 2009 Annual Meeting of Stockholders must be delivered to the Secretary of CombinatoRx not later than the close of business on November 1, 2009.

Any proposal of business or nomination should be mailed to: Jason F. Cole, Secretary, CombinatoRx, Incorporated, 245 First Street, Third Floor, Cambridge, Massachusetts 02142.

WHERE YOU CAN FIND MORE INFORMATION

CombinatoRx files annual, quarterly and current reports, proxy statements and other information with the SEC. As detailed in “CombinatoRx’s Business” under the caption “Corporate and Available Information,” you may read and copy any reports, statements, or other information that CombinatoRx files at the SEC’s public reference room at the following location: 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room. CombinatoRx’s SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

This joint proxy statement/prospectus incorporates important exhibits that are not included in, or delivered with, the joint proxy statement/prospectus. These exhibits are available to you without charge upon your written or oral request. You can obtain copies of these exhibits incorporated in this joint proxy statement/prospectus by requesting them in writing or by telephone at:

CombinatoRx, Incorporated

Attn: Corporate Secretary

245 First Street, Third Floor

Cambridge, Massachusetts 02142

Tel: (617) 301-7000

IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY NOVEMBER 9, 2009 (WHICH IS FIVE BUSINESS DAYS PRIOR TO THE DATE OF THE ANNUAL MEETING) IN ORDER TO ENSURE THAT YOU RECEIVE THEM PRIOR TO THE ANNUAL MEETING.

You should rely on the information contained in this joint proxy statement/prospectus to vote your shares at the annual meeting. CombinatoRx has not authorized anyone to provide you with information that is different from what is contained in this document. This joint proxy statement/prospectus is dated October 22, 2009. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and the mailing of this document to stockholders at any time after that date does not create an implication to the contrary. This joint proxy statement/prospectus does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitations in such jurisdiction.

CombinatoRx has filed a registration statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to CombinatoRx common stock to be issued to Neuromed stockholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of CombinatoRx filed as part of the registration statement. You may inspect and copy the registration statement at any of the addresses listed above.

IMPORTANT NOTICE REGARDING DELIVERY OF STOCKHOLDER DOCUMENTS

In accordance with a notice sent to certain stockholders of CombinatoRx common stock who share a single address, only one copy of this joint proxy statement/prospectus is being sent to that address unless CombinatoRx has received contrary instructions from any stockholder at that address. This practice, known as “householding,” is designed to reduce CombinatoRx’s printing and postage costs. However, if any stockholder residing at such an address wishes to receive a separate copy of this joint proxy statement/prospectus, he or she may contact CombinatoRx, Incorporated, 245 First Street, Third Floor, Cambridge, Massachusetts 02142, Attention: Jason F. Cole, Secretary Tel: (617) 301-7000, and CombinatoRx will deliver this document to such stockholder promptly upon receiving the request. Any such stockholder may also contact Jason F. Cole, Secretary, using the above contact information if he or she would like to receive separate proxy statements and annual reports in the future. If you are receiving multiple copies of CombinatoRx’s annual report and proxy statement, you may request householding in the future by contacting Jason F. Cole, Secretary.

OTHER BUSINESS

The CombinatoRx board of directors knows of no business to be brought before the annual meeting which is not referred to in the accompanying notice of annual meeting. Should any such matters be presented, the persons named in the proxy shall have the authority to take such action in regard to such matters as in their judgment seems advisable. If you hold shares through a broker, bank or other nominee as described above, they will not be able to vote your shares on any other business that comes before the annual meeting unless they receive instructions from you with respect to such matter.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements combine the historical consolidated financial information of CombinatoRx, as adjusted for discontinued operations, with the historical combined financial information of Neuromed.

The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of CombinatoRx and Neuromed after giving effect to the acquisition of Neuromed by CombinatoRx using the acquisition method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations, (“SFAS No. 141(R)”) and applying the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on June 30, 2009. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2009 and year ended December 31, 2008 are presented as if the merger had occurred on January 1, 2008. The historical financial information has been adjusted to give effect to pro forma events that are both directly attributable to the merger agreement and are factually supportable. With respect to the statements of operations, the pro forma adjustments give effect to events that are expected to have a continuing impact on the combined results. You should read this information in conjunction with the:

•	Accompanying notes to the unaudited pro forma condensed combined financial statements contained in this joint proxy statement/prospectus.

•

Separate historical audited combined financial statements of Neuromed as of September 30, 2008, 2007 and 2006 and the Neuromed unaudited combined financial statements as of June 30, 2009 and for the nine months ended June 30, 2009 and 2008 included in this joint proxy statement/prospectus.

•

Separate historical audited consolidated financial statements of CombinatoRx as of December 31, 2008 and 2007 and for the three years in the period ended December 31, 2008, and the unaudited condensed consolidated financial statements as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 included in this joint proxy statement/prospectus.

•	Management’s discussion and analysis of financial condition and results of operations for both CombinatoRx and Neuromed and “Risk Factors” included in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements are presented for information purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the transaction been completed at the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company after completion of the merger.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under SFAS No. 141(R). Accordingly, CombinatoRx’s cost to acquire Neuromed will be allocated to the assets acquired and liabilities assumed based on their fair values as of the date of completion of the merger. This allocation is dependent upon certain valuations and other studies that have not progressed to a stage where sufficient information is available to make a definitive allocation. The purchase price allocation adjustments and any related amortization reflected in the following unaudited pro forma condensed combined financial statements are preliminary and have been made solely for the purpose of preparing these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements do not reflect the realization of potential cost savings or any related restructuring costs. Certain cost savings may result from the merger. However, there can be no assurance that these cost savings will be achieved. Cost savings, if achieved, could result from, among other things, the reduction of overhead expenses, changes in corporate infrastructure, the elimination of duplicative facilities and the leveraging of consolidated external purchases.

Pursuant to the acquisition method of accounting, the estimated preliminary purchase price, calculated as described in Note 4 to the unaudited pro forma condensed combined financial statements, has been allocated to these assets acquired and liabilities assumed based on their respective fair values. CombinatoRx’s management has determined the preliminary fair value of the intangible and tangible assets acquired and liabilities assumed at the pro forma combined balance sheet date. Any differences between the fair value of the consideration issued and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. Since these unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of purchase consideration and fair values, the actual amounts recorded may differ materially from the information presented. The estimation and allocations of consideration to be transferred are subject to change pending changes in the market value of CombinatoRx common stock and completion of the valuation to determine the fair value of the assets acquired and liabilities assumed. Additionally, the fair value of assets acquired and liabilities assumed may be materially impacted by the results of Neuromed’s operations up to the date of completion of the merger. A final determination of these estimated fair values will be based on the actual net tangible and intangible assets of Neuromed that will exist on the date of completion of the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

June 30, 2009

(In thousands)

	CombinatoRx (Note 2)	Neuromed Group (Note 2)	Pro Forma Acquisition Adjustments (Note 6)		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$5,280	$18,400	$(7,423	)(d)	$16,257
Restricted cash	1,250	—			1,250
Short-term investments	21,224	—			21,224
Accounts receivable	—	431			431
Unbilled accounts receivable	76	—			76
Prepaid expenses and other current assets	963	894			1,857

Total current assets	28,793	19,725	(7,423)		41,095
Property and equipment, net	9,640	1,916			11,556
Restricted cash and other assets	2,984	—			2,984
Intangible assets	—	—	36,748	(a)	33,073
			(3,675	)(a)
			—	(c)
Goodwill (Note 5)	—	—			—

Total assets	$41,417	$21,641	$25,650		$88,708

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,294	$12,972			$14,266
Accrued expenses	3,951	—			3,951
Accrued restructuring	646	—			646
Deferred revenue	7,280	14,357			21,637
Notes payable	—	11,759	(11,759	)(b)	—
Warrants liability	—	740	(740	)(b)	—
Current portion of long-term debt	—	287			287
Current portion of lease incentive obligation	575	33			608

Total current liabilities	13,746	40,148	(12,499)		41,395
Deferred revenue, net of current portion	5,384	—			5,384
Deferred rent, net of current portion	1,643	—			1,643
Long-term debt, net of current portion	—	236			236
Lease incentive obligation, net of current portion	3,787	—			3,787
Redeemable preferred stock	—	134,260	(134,260	)(b)	—
Stockholders’ equity:
Preferred stock	—	—			—
Convertible preferred stock	—	16,119	(16,119	)(b)	—
Common stock	35	0	38	(b)	73
Additional paid-in capital	253,328	3,941	7,990	(b)	265,259
Contingent consideration	—	—	18,535	(b)	18,535
Accumulated other comprehensive income (loss)	12	(728)	728	(b)	12
Accumulated deficit	(236,518)	(172,335)	161,237	(b),(d)	(247,616)

Stockholders’ equity:	16,857	(153,003)	172,409		36,263

Total liabilities and stockholder’s equity	$41,417	$21,641	$25,650		$88,708

See accompanying notes to unaudited pro forma condensed combined financial statements,

which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(In thousands, except shares and per share amounts)

	CombinatoRx (Note 2)	Neuromed Group (Note 2)	Pro Forma Acquisition Adjustments (Note 6)		Pro Forma Combined
Revenue:
Collaborations	$5,334	$—			$5,334
License fees	—	264			264
Research and development	—	223			223
Government contracts and grants	617	—			617

Total revenue	5,951	487	—		6,438

Operating expenses:
Research and development	13,243	11,769			25,012
Amortization of intangible assets	—	—	3,675	(a)	3,675
Acquired in-process research and development	—	—	—	(c)	—
General and administrative	8,471	3,264			11,735
Selling and commercialization	—	1,141			1,141
Restructuring	16	—			16

Total operating expenses	21,730	16,174	3,675		41,579

Loss from operations	(15,779)	(15,687)	(3,675)		(35,141)
Other income (expense):
Interest income	188	17			205
Interest expense	(27)	(2,520)	2,221	(b)	(326)
Foreign exchange loss	—	(120)			(120)
Gain on revaluation of warrants	—	2,109	(2,109	)(b)	—
Accretion of notes payable	—	(5,840)	5,840	(b)	—
Other expense	(7)	—			(7)

Loss before provision for income taxes	(15,625)	(22,041)	2,277		(35,389)
Provision for income taxes	—	(65)			(65)

Loss from continuing operations	$(15,625)	$(22,106)	$2,277		$(35,454)

Loss from continuing operations per share—basic and diluted	$(0.44)				$(0.48)

Weighted average number of common shares used in loss from continuing operations per share calculation—basic and diluted	35,019,779		38,129,421	(b)	73,149,200

See accompanying notes to unaudited pro forma condensed combined financial statements,

which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(In thousands, except shares and per share amounts)

	CombinatoRx As Adjusted (Note 2)	Neuromed Group (Note 2)	Pro Forma Acquisition Adjustments (Note 6)			Pro Forma Combined
Revenue:
Collaborations	$11,462	$—	$			$11,462
License fees	—	10,107				10,107
Research and development	—	1,570				1,570
Government contracts and grants	842	—				842

Total revenue	12,304	11,677				23,981

Operating expenses:
Research and development	55,246	38,507				93,803
Amortization of intangible assets	—	—		7,350	(a)	7,350
Acquired in-process research and development	—	—		—	(c)	—
General and administrative	14,469	6,080				20,549
Selling and commercialization	—	3,222				3,222
Restructuring	4,637	—				4,637

Total operating expenses	74,437	47,809		7,350		129,561

Loss from operations	(62,098)	(36,132)		(7,350)		(105,580)
Other income (expense):
Interest income	2,264	1,454				3,718
Interest expense	(651)	(113)				(764)
Foreign exchange gain	—	2,541				2,541
Loss on early extinguishment of debt	(195)	—				(195)
Other expense	(4)	—				(4)

Loss before provision for income taxes	(60,684)	(32,250)		(7,350)		(100,284)
Benefit (provision) for income taxes	108	(539)				(431)

Loss from continuing operations	$(60,576)	$(32,789)		$(7,350)		$(100,715)

Loss from continuing operations per share—basic and diluted	$(1.74)					$(1.38)

Weighted average number of common shares used in loss from continuing operations per share calculation—basic and diluted	34,848,701			38,129,421	(b)	72,978,122

See accompanying notes to unaudited pro forma condensed combined financial statements,

which are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of Transaction

On June 30, 2009, CombinatoRx and its wholly-owned subsidiary, PawSox, Inc., entered into an agreement and plan of merger, referred to as the merger agreement, with Neuromed Pharmaceuticals, Inc., a Delaware corporation (“Neuromed US”), and Neuromed Pharmaceuticals Ltd., a corporation existing under the laws of the Province of British Columbia, Canada (“Neuromed Canada”), collectively referred to as the “Neuromed Group.” Upon completion of the merger, Neuromed US will become a wholly owned subsidiary of CombinatoRx, and each share of Neuromed US common stock issued and outstanding immediately prior to the completion of the merger will be exchanged for a certain number of shares of CombinatoRx common stock, subject to adjustment as described below.

At the closing of the merger, CombinatoRx is expected to (i) issue directly to Neuromed stockholders approximately 14.9 million new shares of its common stock and (ii) issue approximately 67.8 million new shares of its common stock into an escrow arrangement for the benefit of Neuromed stockholders (the “Escrow Shares”). At the closing, current CombinatoRx stockholders will retain approximately 50% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger, current Neuromed stockholders will own or control approximately 48.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger (a portion of which will be subject to the terms of the escrow arrangement), and certain Neuromed directors, officers and other employees will hold approximately 1.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the merger in the form of shares underlying restricted stock unit awards granted by Neuromed under the Neuromed special equity incentive plan (a portion of which may be subject to forfeiture depending upon the timing of the FDA’s approval of Exalgo). References in these notes to the “deemed outstanding shares of common stock of CombinatoRx immediately after the merger” are based on an amount equal to two times the sum of the outstanding shares of CombinatoRx common stock and CombinatoRx options having an exercise price less than $1.31 per share, in each case, outstanding immediately prior to the effective time of the merger.

After closing, under the escrow agreement, relative ownership of the combined company will adjust based upon the timing and outcome of the potential FDA approval of the drug product candidate Exalgo. Depending on the outcome and related timing of FDA approval of Exalgo, shares will be issued out of escrow to former Neuromed stockholders or will be returned to the CombinatoRx for cancellation based on the following schedule:

•

If FDA approval of Exalgo is received on or before December 31, 2009: All of the Escrow Shares will be released from the escrow arrangement to former Neuromed stockholders such that pre-merger CombinatoRx stockholders will own approximately 30% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is received on or after January 1, 2010 and on or before September 30, 2010: A portion of the Escrow Shares will be released from the escrow arrangement to former Neuromed stockholders and a portion will be cancelled, such that pre-merger CombinatoRx shareholders will own approximately 40% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is received on or after October 1, 2010 and on or before December 31, 2010: A portion of the Escrow Shares will be released from the escrow arrangement to former Neuromed stockholders and a portion will be cancelled, such that pre-merger CombinatoRx shareholders will own approximately 60% of the then outstanding shares of common stock of the combined company.

•

If FDA approval of Exalgo is not received on or before December 31, 2010: All of the Escrow Shares will be returned to CombinatoRx for cancellation such that, based on the issuance of the Firm Shares at closing of the merger, pre-merger CombinatoRx stockholders will own 70% of the then outstanding shares of common stock of the combined company.

As used above, the term “then outstanding shares of common stock of the combined company” reflects the impact of the release and/or cancellation of escrow shares in accordance with the terms of the escrow agreement, assumes the issuance of the shares underlying the restricted stock unit awards granted by Neuromed under the Neuromed special equity incentive plan, and assumes no additional changes in the combined company’s capitalization after the effective time of the merger.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Securities and Exchange Commission Regulation S-X, Article 8 after considering the rules set forth in Regulation S-X, Article 11, using the acquisition method of accounting based on Statement of Financial Accounting Standard (SFAS) No. 141(R), Business Combinations, and are based on the historical financial statements of CombinatoRx, adjusted for discontinued operations, and the Neuromed Group after giving effect to the common stock to be issued to Neuromed shareholders to consummate the merger and pro forma adjustments.

On June 2, 2009, CombinatoRx divested its 51% equity ownership interest in CombinatoRx Singapore Pte. Ltd. (“CombinatoRx Singapore”), by selling its 2,602,041 ordinary shares of CombinatoRx Singapore to the other shareholder of CombinatoRx Singapore, BioMedical Sciences Investment Fund Pte. Ltd., (“BioMedical Sciences”) for nominal consideration (the “Divestiture”). The historical financial statements of CombinatoRx reflect the Divestiture as a discontinued operation. The pro forma condensed combined financial statements include CombinatoRx’s historical statement of operations data through loss from continuing operations.

The Neuromed Group has a fiscal year ending on September 30. The unaudited pro forma condensed combined statements of operations combine the historical results of CombinatoRx for the year ended December 31, 2008 with the historical results of Neuromed Group for the year ended September 30, 2008 and the six months ended June 30, 2009, respectively, plus pro forma adjustments.

The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on June 30, 2009. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2009 and the year ended December 31, 2008 are presented as if the merger had occurred on January 1, 2008. The preliminary estimate of consideration to be transferred is calculated as if the merger had taken place on June 30, 2009.

SFAS No. 141(R) requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values, as determined in accordance with SFAS No. 157, Fair Value Measurements, as of the acquisition date and that the fair value of acquired in-process research and development be recorded on the balance sheet regardless of the likelihood of success as of the acquisition date. In addition, SFAS No. 141(R) establishes that the consideration transferred to be measured at the closing date of the merger at the then-current market price, which may be different than the amount of consideration assumed in these unaudited pro forma condensed combined financial statements.

3.	Accounting Policies

Upon completion of the merger, CombinatoRx will further review the Neuromed Group’s accounting policies. As a result of that review, it may become necessary to harmonize the combined entity’s financial statements to conform to those accounting policies that are determined to be more appropriate for the combined entity.

4.	Preliminary Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of the Neuromed Group.

(in thousands)
Fair value of CombinatoRx shares issued in the merger	$11,945
Estimated fair value of contingent consideration	18,558

Preliminary estimated consideration transferred	$30,504

The preliminary estimate of merger consideration is calculated as if the merger had taken place on June 30, 2009 and is based upon CombinatoRx’s closing common stock price of $0.80 on June 30, 2009, the date the merger agreement was executed. As described elsewhere in this joint proxy statement/prospectus, the consideration will be based on a volume-weighted average closing price of CombinatoRx common stock prior to closing.

CombinatoRx estimated the specific likelihood that Exalgo would be approved by the FDA during each of the four time periods discussed elsewhere in this joint proxy statement/prospectus, and that the corresponding pre-determined amount of the escrow shares would be released to the Neuromed stockholders as a result thereof. The probabilities assigned to each Exalgo FDA approval outcome ranged from 10% to 40% and were determined based upon a review of four other product candidates for the treatment of pain that are currently in the FDA review process that are not yet approved. These product candidates are between seven to 22 months beyond the date their new drug applications were filed and the FDA’s approval decisions are currently estimated to occur between 12 and 33 months from the NDA submission date. The probabilities for each Exalgo FDA approval outcome were multiplied by the ownership percentages defined for each outcome to determine a probability weighted ownership percentage for CombinatoRx and Neuromed stockholders for each outcome, which was then multiplied by the shares of CombinatoRx common stock to be issued for that outcome at the June 30, 2009 CombinatoRx stock price. The sum of each of the Exalgo FDA approval outcomes represents the estimated fair value of the contingent consideration. The overall probability weighted estimated outcome of the Exalgo approval scenarios results in the Neuromed stockholders and pre-merger CombinatoRx stockholders owning 47.5% and 52.5%, respectively, of the combined company. The probabilities assigned to each Exalgo FDA approval outcome will be reevaluated until the outcome is certain. In addition, the CombinatoRx stock price will likely be different than the $0.80 closing stock price on June 30, 2009 that was used to value the contingent shares. Such changes will cause the fair value of the contingent consideration to increase or decrease depending on how the probabilities are assessed and whether the stock price increases or decreases. Although the maximum number of shares CombinatoRx may issue to Neuromed stockholders is estimable, fluctuation in the price per share of CombinatoRx stock may result in a significant valuation change as the purchase price of Neuromed has neither a minimum or maximum value.

5.	Preliminary Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by CombinatoRx in the merger, reconciled to the estimate of the consideration expected to be transferred:

(in thousands)
Book value of Neuromed Group (as of June 30, 2009)	$(6,244)
Identifiable intangible assets	36,748
Goodwill	—
In-process research and development	—

Estimated purchase price	$30,504

As of the effective date of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets.

The purchase price allocation is based on a preliminary valuation of Neuromed’s assets and liabilities. As a result, the final determination of the fair value of assets and liabilities and the related fair values of intangible assets, in-process research and development, and goodwill, if any, will differ from these preliminary valuations and the differences could be material. The Company has allocated all of the excess of the purchase price and the fair value of assets acquired and liabilities assumed to identifiable intangible assets. The identifiable intangible assets represent the fair value of the U.S. commercial rights to Exalgo sold to Mallinckrodt Inc., a subsidiary of Covidien plc, on June 11, 2009.

6.	Pro Forma Adjustments

This note should be read in conjunction with Note 1. Description of Transaction; Note 2. Basis of Presentation; Note 4. Preliminary Estimate of Consideration Expected to be Transferred; and Note 5. Preliminary Estimate of Assets to be Acquired and Liabilities to be Assumed. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

a)	For purposes of these pro forma condensed combined financial statements, it is assumed that the $36.7 million fair value of the intangible assets related to the commercial rights to Exalgo that were sold to Mallinckrodt Inc. will be amortized over an estimated useful life of five years, representing the estimated remaining patent life of Exalgo. The pro forma combined financial statements reflect amortization expense of $3,675 and $7,350 for the six months ended June 30, 2009 and year ended December 31, 2008, respectively.

b)	To record the common stock issued as merger consideration at fair value and to eliminate Neuromed Group’s warrants for the purchase of redeemable preferred stock, redeemable preferred stock, and stockholders’ deficit as follows:

	Eliminate Neuromed Group Equity	Estimated Purchase Price	Estimated Transaction Costs	Pro Forma Adjustment
(in thousands)
As of June 30, 2009:
Notes payable	$(11,759)	$—	$—	$(11,759)

Warrants liability	$(740)	$—	$—	$(740)

Redeemable preferred stock	$(134,260)	$—	$—	$(134,260)

Convertible preferred stock	$(16,119)	$—	$—	$(16,119)
Common stock	—	38	—	38
Additional paid-in capital	(3,941)	11,931	—	7,990
Contingent consideration	—	18,535	—	18,535
Accumulated other comprehensive income (loss)	728	—	—	728
Accumulated deficit	172,335	(3,675)	(7,423)	161,237

Total	$153,003	$26,829	$(7,423)	$172,409

For the six months ended June 30, 2009:
Interest expense	$2,221	$—	$—	$2,221

Gain on revaluation of warrants	$(2,109)	$—	$—	$(2,109)

Accretion of notes payable	$5,840	$—	$—	$5,840

c)	For purposes of these pro forma condensed combined financial statements, CombinatoRx has estimated a fair value of zero for Neuromed’s pre-clinical drug candidates (in-process research and development).

d)	For purposes of these pro forma condensed combined financial statements, estimated expenses associated with the transaction of $7.4 million are reflected as a reduction in cash and a charge to accumulated deficit since they represent a charge to the statement of operations as a result of the merger.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

CombinatoRx, Incorporated

We have audited the accompanying consolidated balance sheets of CombinatoRx, Incorporated (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CombinatoRx, Incorporated at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CombinatoRx, Incorporated’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 11, 2009, except for the retrospective changes for discontinued operations described in Note 2, as to which the date is September 14, 2009.

CombinatoRx, Incorporated

Consolidated Balance Sheets

(in thousands except per share data)

	December 31,
	2008 As Adjusted	2007 As Adjusted
Assets
Current assets:
Cash and cash equivalents	$3,039	$3,027
Restricted cash	1,250	50
Short-term investments	36,614	96,999
Accounts receivable	124	397
Unbilled accounts receivable	314	559
Prepaid expenses and other current assets	1,001	2,404
Current assets of discontinued operations	7,837	8,867

Total current assets	50,179	112,303
Property and equipment, net	12,400	14,643
Property and equipment of discontinued operations, net	995	1,290
Restricted cash and other assets	2,923	4,007

Total assets	$66,497	$132,243

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,842	$1,885
Accrued expenses	4,067	4,513
Accrued restructuring	1,902	—
Deferred revenue	5,384	5,303
Current portion of notes payable, net of discount	—	2,693
Current portion of lease incentive obligation	575	649
Current liabilities of discontinued operations	19,822	851

Total current liabilities	34,592	15,894
Notes payable, net of current portion and discount	—	4,534
Deferred revenue, net of current portion	6,325	11,955
Deferred rent, net of current portion	1,680	2,178
Lease incentive obligation, net of current portion	4,074	5,245
Accrued restructuring, net of current portion	968	—
Liabilities of discontinued operations	66	14,410
Commitments (Note 13)

Minority interest in subsidiary	2,917	2,792

Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 60,000 shares authorized; 35,090 and 34,822 shares issued and outstanding at December 31, 2008 and 2007, respectively	35	35
Additional paid-in capital	267,238	261,187
Accumulated other comprehensive income	73	226
Accumulated deficit	(251,471)	(186,213)

Stockholders’ equity	15,875	75,235

Total liabilities and stockholders’ equity	$66,497	$132,243

See accompanying notes.

CombinatoRx, Incorporated

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2008 As Adjusted	2007 As Adjusted	2006 As Adjusted
Revenue:
Collaborations	$11,462	$11,728	$11,725
Government contracts and grants	842	2,069	1,122

Total revenue	12,304	13,797	12,847

Operating expenses:
Research and development	55,296	51,412	32,428
General and administrative	14,469	16,879	18,008
Restructuring	4,637	—	—

Total operating expenses	74,402	68,291	50,436

Loss from operations	(62,098)	(54,494)	(37,589)
Interest income	2,264	5,029	5,686
Interest expense	(651)	(734)	(283)
Loss on early extinguishment of debt	(195)	—	—
Other (expense) income	(4)	—	8

Net loss before provision for income taxes	(60,684)	(50,199)	(32,178)
Benefit (provision) for income taxes	108	(46)	(51)

Net loss from continuing operations	(60,576)	(50,245)	(32,229)

Discontinued operations:
Loss from operations of discontinued subsidiary	(4,557)	(3,098)	(2,059)

Net loss	$(65,133)	$(53,343)	$(34,288)

Net loss per share—basic and diluted information:
From continuing operations	$(1.74)	$(1.68)	$(1.18)
From discontinued operations	(0.13)	(0.10)	(0.08)

Net loss per share—basic and diluted	$(1.87)	$(1.78)	$(1.26)

Weighted average number of common shares used in net loss per share calculation—basic and diluted	34,848,701	30,025,830	27,223,319

See accompanying notes.

CombinatoRx, Incorporated

Consolidated Statements of Stockholders’ Equity

(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Par Value
Balance at December 31, 2005	23,285,071	$23	$177,777	$(11,052)	$(65)	$(98,333)	$68,350
Net loss	—	—	—		—	(34,288)	(34,288)
Unrealized gain on investments	—	—	—		104	—	104

Comprehensive loss	—	—	—	—	—	—	(34,184)

Exercise of stock options	561,768	1	599	—	—	—	600
Exercise of warrants	33,249	—	—	—	—	—	—
Issuance of restricted stock to employees	255,000	—	—		—	—	—
Issuance of restricted stock to non-employees	10,000	—	111		—	—	111
Issuance of common stock in connection with private placement offering, net of issuance costs of $2,627	4,682,942	5	45,368		—	—	45,373
Reclassification of deferred stock-based compensation	—	—	(11,052)	11,052	—	—	—
Accretion of dividends on redeemable convertible preferred stock	—	—	—	—	—	(127)	(127)
Stock-based compensation expense	—	—	6,365	—	—	—	6,365
Stock-based compensation expense related to non-employees	—	—	562	—	—	—	562

Balance at December 31, 2006	28,828,030	29	219,730	—	39	(132,748)	87,050
Net loss	—	—	—	—		(53,343)	(53,343)
Unrealized gain on investments	—	—	—	—	187	—	187

Comprehensive loss	—	—	—	—	—	—	(53,156)

Exercise of stock options	420,390	—	519	—	—	—	519
Cancellation of restricted stock	(26,250)	—	—	—	—	—	—
Issuance of common stock in connection with public offering, net of issuance costs of $1,961	5,600,000	6	33,033	—	—	—	33,039
Accretion of dividends on redeemable convertible preferred stock	—	—	—	—	—	(122)	(122)
Stock-based compensation expense	—	—	7,730	—	—	—	7,730
Stock-based compensation expense related to non-employees	—	—	175	—	—	—	175

Balance at December 31, 2007	34,822,170	35	261,187	—	226	(186,213)	75,235

See accompanying notes.

CombinatoRx, Incorporated

Consolidated Statements of Stockholders’ Equity (Continued)

(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Par Value
Balance at December 31, 2007	34,822,170	35	261,187	—	226	(186,213)	75,235
Net loss	—	—	—	—	—	(65,133)	(65,133)
Unrealized loss on investments	—	—	—		(153)	—	(153)

Comprehensive loss	—	—	—	—	—	—	(65,286)

Exercise of stock options	264,706	—	273	—	—	—	273
Issuance of restricted stock to employees	45,000	—	—		—	—	—
Cancellation of restricted stock	(42,039)	—	(131)	—	—	—	(131)
Accretion of dividends on redeemable convertible preferred stock	—	—	—	—	—	(125)	(125)
Stock-based compensation expense	—	—	5,872	—	—	—	5,872
Stock-based compensation expense related to non-employees	—	—	37	—	—	—	37

Balance at December 31, 2008	35,089,837	$35	$267,238	$—	$73	$(251,471)	$15,875

See accompanying notes.

CombinatoRx, Incorporated

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2008 As Adjusted	2007 As Adjusted	2006 As Adjusted
Operating activities
Net loss	$(65,133)	$(53,343)	$(34,288)
Less: Net loss from discontinued operations	(4,557)	(3,098)	(2,059)

Loss from continuing operations	(60,576)	(50,245)	(32,229)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	3,212	2,773	1,721
Noncash restructuring charge	289	—	—
Noncash interest expense	64	196	22
Noncash rent expense	(643)	(649)	(365)
Stock-based compensation expense	5,692	7,667	6,915
(Decrease) increase in deferred rent	(81)	(50)	2,110
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	274	(314)	145
Decrease (increase) in unbilled accounts receivable	245	418	(976)
Decrease (increase) in prepaid expenses and other assets	1,286	(1,833)	926
Increase (decrease) in accounts payable	957	(2,603)	3,259
Increase in accrued restructuring	2,870	—	—
(Decrease) increase in accrued expenses	(162)	919	2,101
Decrease in deferred revenue	(5,549)	(140)	(8,187)
Proceeds from landlord under tenant improvements	—	2,900	4,015

Net cash used in operating activities from continuing operations	(52,122)	(40,961)	(20,543)
Net cash used in operating activities from discontinued operations	(3,486)	(2,288)	(1,162)

Net cash used in operating activities	(55,608)	(43,249)	(21,705)

Investing activities
Purchases of property and equipment	(2,283)	(6,091)	(10,344)
Purchases of short-term investments	(275,532)	(543,199)	(641,505)
Sales and maturities of short-term investments	335,764	554,282	624,382
Increase in restricted cash	—	(50)	(1,352)

Net cash provided by (used in) investing activities from continuing operations	57,949	4,942	(28,819)
Net cash used in investing activities from discontinued operations	(144)	(476)	(1,325)

Net cash provided by (used in) investing activities	57,805	4,466	(30,144)

Financing activities
Proceeds from issuance of common stock	—	33,039	45,373
Proceeds from exercise of stock options	273	519	600
Repurchases of common stock	(131)	—	—
Proceeds from notes payable	—	5,235	3,892
Repayment of notes payable	(7,258)	(2,406)	(1,401)

Net cash (used in) provided by financing activities from continuing operations	(7,116)	36,387	48,464
Net cash provided by financing activities from discontinued operations	3,714	4,787	3,500

Net cash (used in) provided by financing activities	(3,402)	41,174	51,964

Net (decrease) increase in cash and cash equivalents	(1,205)	2,391	115
Cash and cash equivalents at beginning of the period(1)	11,585	9,194	9,079

Cash and cash equivalents at end of the period(1)	$10,380	$11,585	$9,194

Supplemental disclosure of cash flow information
Cash paid for interest	$705	$642	$260

Cash paid for income taxes	$20	$98	$—

Supplemental disclosure of noncash investing and financing activities
Lease incentive obligation	$—	$415	$5,361

Write-off of deferred compensation	$—	$—	$11,052

(1)	Cash and cash equivalents as of December 31, 2005, 2006, 2007 and 2008 includes cash and cash equivalents of the Company’s Singapore subsidiary of $8,002, $7,526, $8,558 and $7,341, respectively.

See accompanying notes.

CombinatoRx, Incorporated

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

1.	Nature of the Business

CombinatoRx, Incorporated (the “Company”) was formed as a Delaware corporation on March 28, 2000. The Company is a biopharmaceutical company focused on developing synergistic combination pharmaceuticals. To date, the Company has devoted substantially all of its resources to the development of its drug discovery technology and the research and development of its drug candidates, including conducting preclinical and clinical trials and seeking intellectual property protection for its technology and product candidates.

CombinatoRx is subject to risks common to companies in the life science industry. The Company has not received regulatory approval for, or generated revenues from, any of its product candidates. All of its current product candidates are in preclinical or clinical development. If it does not successfully commercialize any of its product candidates, it will be unable to generate product revenue or achieve profitability.

The Company has a limited operating history and has incurred losses from operations since inception, resulting in an accumulated deficit of $251,471 at December 31, 2008. The Company may seek additional funding through public or private equity or debt financings and collaboration agreements. Additional funding, if needed, may not be available to the Company on acceptable terms or at all. Any additional equity financing would be dilutive to existing stockholders and any debt financing, if available, may involve restrictive covenants that could adversely impact how the Company conducts its business. If the Company is unable to obtain funding on a timely basis, it may be required to significantly curtail its business or one or more of its research or development programs. The Company also could be required to seek funds through arrangements with collaborators or others that may require the Company to relinquish rights to some of its technologies or product candidates which the Company would otherwise develop and pursue on its own.

2.	Discontinued Operations

On June 2, 2009, the Company divested its 51% equity ownership interest in CombinatoRx Singapore, by selling its 2,602,041 ordinary shares of CombinatoRx Singapore to the other shareholder of CombinatoRx Singapore, BioMedical Sciences, for nominal consideration. CombinatoRx Singapore was formed on August 16, 2005 for the purpose of discovering and developing product candidates to treat infectious diseases.

The results of operations and the assets and the liabilities related to the divestiture of the Company’s Singapore subsidiary in June 2009 have been accounted for as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Accordingly, the accompanying consolidated financial statements and notes have been retrospectively adjusted to reclassify discontinued operations for all periods presented.

3.	Summary of Significant Accounting Policies

Principles of Consolidation

In connection with the establishment of CombinatoRx Singapore Pte Ltd (“CombinatoRx Singapore”) in August 2005 as discussed in Note 8, the accompanying financial statements as of December 31, 2008 include the accounts of the Company and its majority owned subsidiary, CombinatoRx Singapore. The minority interest in CombinatoRx Singapore is held by BioMedical Sciences Investment Fund Pte Ltd (“Bio One”) and is represented by their $2.5 million investment in shares of the subsidiary’s convertible, redeemable preferred stock. The preferred stock of the subsidiary is entitled to an annual 5% dividend payable upon redemption or liquidation of the subsidiary, and is subject to redemption by the subsidiary for a cash payment equal to 125% of the purchase price of the shares plus accrued, but unpaid, dividends. As a result of the redemption and dividend rights of the preferred stock, the minority interest will not be reduced for Bio One’s share of the net loss of the subsidiary. Accordingly, the Company’s 2008, 2007 and 2006 consolidated statements of operations include 100% of the net loss of CombinatoRx Singapore. In addition, the accounts of the Company’s wholly-owned subsidiary, CombinatoRx Securities Corp., are included in the consolidated financial results. All significant intercompany accounts and transactions have been eliminated.

The functional currency of CombinatoRx Singapore is the United States dollar. Foreign currency transaction gains and losses are recorded in the consolidated statement of operations. Net losses of $45 and $1 were recorded in other expense in 2008 and 2007, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Research and Development

Research and development costs include all direct costs, including cash compensation, stock-based compensation and benefits for research and development personnel, supplies and materials, direct external costs including costs of clinical trials, formulation manufacturing, preclinical programs, collaboration expenses, external consultants, other outside costs and infrastructure and overhead related to the development of drug candidates. These costs have been charged to research and development expense as incurred.

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss) is the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss includes net loss and unrealized gain (loss) on investments for all periods presented.

Revenue Recognition

Collaborations

The Company has entered into collaborative research and development agreements with other pharmaceutical and biotechnology companies, government agencies and charitable foundations. These agreements are generally in the form of research and development and license agreements. The agreements are for early-stage compounds and are generally focused on specific disease areas. The agreements provide for nonrefundable up-front payments, milestone payments upon achieving significant milestone events and in some cases ongoing research funding. The agreements also contemplate royalty payments on sales if and when the product receives marketing approval by the FDA or other regulatory agency.

The Company recognizes revenue in accordance with Emerging Issues Task Force, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). Revenue arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered elements. The consideration received is allocated among separate elements based on their respective fair values. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is reasonably assured. Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, nonrefundable up-front license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company’s continued involvement in the research and development process. Revenues from the achievement of research and development milestones, if deemed substantive, are recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible. Milestones are considered substantive if all of the following conditions are met: (1) the milestone is nonrefundable; (2) achievement of the milestone was not reasonably assured at the inception of the arrangement; (3) substantive effort is involved to achieve the milestone; and (4) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the Company recognizes a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment will be deferred and recognized as revenue as the Company completes its performance obligations.

Government Contracts and Grants

Revenue under government grants or cost reimbursement contracts is recognized as the Company performs the underlying research and development activities.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash, cash equivalents, short-term investments, accounts receivable and unbilled receivables. Short-term investments consist of Treasury money market funds, U.S. government agencies, corporate debt securities and U.S. treasuries. The Company maintains its cash, cash equivalents and marketable securities at high-quality financial institutions. The Company limits the amount of investment in any one type of investment, thereby reducing credit risk concentrations. The Company does not believe there is significant concentration of credit risk related to accounts receivable and unbilled receivables since its customers are large well-capitalized pharmaceutical companies, foundations or government agencies.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents, except for those funds managed by the Company’s investment manager, which are classified as short-term investments. Cash equivalents consist primarily of money market instruments.

Short-term Investments

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data, establishes a fair value hierarchy that prioritizes the information used to develop those assumptions and requires separate disclosure by level within the fair value hierarchy.

The Company records short-term investments at fair value. SFAS 157 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level 1 – Quoted market prices in active markets for identical assets or liabilities. Assets utilizing Level 1 inputs include money market funds, U.S. government securities and bank deposits;

•

Level 2 – Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves. Assets utilizing Level 2 inputs include U.S. agency securities, including direct issuance bonds and corporate bonds; and

•

Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use. We currently have no assets or liabilities valued with Level 3 inputs.

The following table summarizes the financial instruments measured at fair value on a recurring basis in the accompanying consolidated balance sheet as of December 31, 2008:

	Fair Value Measurement as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Short-term investments	$19,585	$17,029	$—	$36,614

The Company’s Level 2 securities are valued using third-party pricing sources. These sources generally use interest rates and yield curves observable at commonly quoted intervals of similar assets as observable inputs for pricing.

Short-term investments consist primarily of investments with original maturities greater than ninety days and less than one year when purchased. The Company classifies these investments as available-for-sale as defined by SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Unrealized gains and losses are included in other comprehensive income (loss).

Available-for-sale securities at December 31, 2008 and 2007 consist of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2008—
Corporate debt securities	$7,695	$57	$—	$7,752
Government agency securities	9,261	16	—	9,277
U.S. treasuries	2,510	—	—	2,510
Treasury money market funds	17,075	—	—	17,075

	$36,541	$73	$—	$36,614

December 31, 2007—
Corporate debt securities	$63,451	$204	$(5)	$63,650
Asset-backed securities	25,868	27	—	25,895
Money market funds	7,454	—	—	7,454

	$96,773	$231	$(5)	$96,999

The amortized cost and estimated fair value of investments in debt securities, which excludes money market funds, at December 31, 2008 and 2007, by contractual maturity, were as follows:

	December 31, 2008		December 31, 2007
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Maturing in one year or less	$19,466	$19,539	$89,319	$89,545

The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses. Gross realized gains and losses on the sales of investments have not been material to the Company’s results of operations for all periods presented. As a matter of investment policy, the Company does not invest in auction rate securities.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash equivalents, short-term investments, accounts payable, accrued expenses, convertible notes payable of subsidiary and notes payable, approximate their fair values due to their short maturities.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to the statement of operations. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually monitors whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision or that the carrying value of these assets may be impaired. The carrying value for long-lived assets with finite lives is reviewed for impairment when events or changes in circumstances indicate the book value of the assets may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the use of the asset and its eventual disposition is less than its carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the assets. As of December 31, 2008 and 2007, the Company concluded that none of the Company’s long-lived assets that were held and used were impaired.

Capitalized Software

The Company capitalizes certain internal and external costs incurred to develop internal use software in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized software development costs are included in property and equipment and are depreciated over estimated useful lives (five years) when development is complete. The net book value of the Company’s capitalized software was $194 and $149 at December 31, 2008 and 2007, respectively.

Net Loss Per Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted average common shares outstanding during the period. The Company’s potentially dilutive shares, which include outstanding common stock options, convertible preferred stock and notes payable of subsidiary, warrants and unvested restricted stock, have not been included in the computation of diluted net loss per share for all periods, as the result would be anti-dilutive.

Net loss applicable to common stockholders and net loss per share applicable to common stockholders are as follows:

	Year Ended December 31,
	2008 As Adjusted	2007 As Adjusted	2006 As Adjusted
Net loss from continuing operations	$(60,576)	$(50,245)	$(32,229)
Discontinued operations:
Loss from operations of discontinued subsidiary	(4,557)	(3,098)	(2,059)

Net loss	(65,133)	(53,343)	(34,288)

Weighted-average common shares outstanding	34,848,701	30,025,830	27,223,319
Net loss per share - basic and diluted information:
From continuing operations	$(1.74)	$(1.68)	$(1.18)
From discontinued operations	(0.13)	(0.10)	(0.08)

Net loss per share —basic and diluted	$(1.87)	$(1.78)	$(1.26)

The following potentially dilutive securities outstanding prior to the use of the treasury stock method have been excluded from the computation of diluted weighted-average shares outstanding for the years ended December 31, 2008, 2007 and 2006, as they would be anti-dilutive.

	As of December 31,
	2008	2007	2006
Options outstanding	5,966,316	5,067,240	4,219,277
Unvested restricted stock	103,438	165,938	248,750
Warrants outstanding	96,252	96,252	96,252
Convertible notes payable	2,159,090	1,195,733	811,589

Accounting for Stock-Based Compensation

The Company applies Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (“SFAS 123R”) effective January 1, 2006. Under SFAS 123R, the Company is required to recognize, as expense, the estimated fair value of all share-based payments to employees.

Upon adoption of SFAS 123R, the Company recognized the stock-based compensation expense associated with awards granted after January 1, 2006 and the unamortized compensation expense related to the unvested portion of 2005 awards outstanding as of January 1, 2006. In addition, the Company reclassified deferred stock-based compensation expense of $11,052 to additional paid-in-capital. No cumulative catch-up adjustment related to forfeitures was recorded. As a result of the adoption of SFAS 123R, loss from operations, net loss and net loss per basic and diluted share for the year ended December 31, 2006 increased by $3,389, $3,389 and $0.12, respectively. The adoption of SFAS 123R had no effect on the statement of cash flows due to the Company’s net loss position.

Stock Options Granted to Non-Employees

The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS 123 and the Emerging Issues Task Force EITF Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Income Taxes

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company’s evaluation was performed for the tax years ended December 31, 2004, 2005, 2006 and 2007, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2008.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have not impacted the financial results of the Company. In the event the Company would receive an assessment for interest and/or penalties, it would be classified in the consolidated financial statements as general and administrative expense.

Recently Issued Accounting Pronouncements

On May 9, 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (the “FSP”). The FSP requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. In issuing the FSP, the FASB agreed with those that believe the current accounting for these instruments does not appropriately reflect the underlying economics as the value of the conversion options are not captured as borrowing costs (i.e., interest expense) and their potential dilutive effects are not fully reflected in earnings per share. The Company adopted the FSP on January 1, 2009. The transition guidance issued by FASB requires retrospective application to all periods presented. The Company believes that the FSP will have a material impact on its consolidated financial statements due to the application of the FSP to the convertible notes issued by its Singapore subsidiary. In connection with the adoption of the FSP, the Company performed an analysis using a binomial lattice model to estimate the fair value of the liability and equity components of the outstanding convertible notes issued by its Singapore subsidiary. The Company currently estimates that it will record the cumulative effect of a change in accounting principle of approximately $441 upon adoption and that it will record additional interest expense of approximately $517 for the year ended December 31, 2007 and approximately $782 for the year ended December 31, 2008, based upon the preliminary valuation. These amounts of additional interest expense are subject to change based upon the Company’s final review of the fair value analysis in connection with its preparation of the financial statements for the quarter ended March 31, 2009.

Reclassifications

The Company reclassified $2,900 and $4,015 of proceeds from its landlord under tenant improvements from financing activities to operating activities at December 31, 2007 and 2006, respectively.

4.	Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Life (Years)	December 31,
		2008	2007
Leasehold improvements	Lesser of useful life or life of lease	$8,876	$10,393
Laboratory equipment	5	10,475	8,527
Computer equipment	3	2,501	2,895
Construction in progress	—	666	546
Capitalized software	5	759	591
Furniture and fixtures	3	813	1,361

		24,090	24,313
Less: accumulated depreciation		(10,695)	(8,380)

		$13,395	$15,933

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was approximately $3,651, $3,139, and $1,865, of which $439, $366, and $144 was classified in discontinued operations, respectively.

5.	Restructuring

In the fourth quarter of 2008, the Company implemented a strategic realignment to focus the business on identifying novel product candidates based on unexpected biological synergies. The strategic realignment included a reduction in force of approximately 77 employees. The Company currently estimates that it will incur total restructuring charges of approximately $5,095, $4,637 of which was incurred in the fourth quarter of 2008. These restructuring charges include approximately $3,257 of severance payments and related benefits, approximately $1,704 of facility exit costs, of which $1,314 pertained to the impairment of leasehold improvements and other fixed assets and $390 pertained to the net lease obligation, and $134 of other associated costs.

Costs associated with the restructuring are included in operating expenses in the 2008 statement of operations and in current and long-term liabilities on the balance sheet at December 31, 2008. The following table displays the restructuring activity and liability balances (in thousands):

	Balance at December 31, 2007	Charges	Payments	Asset Impairment	Other	Balance at December 31, 2008
Termination benefits	$—	$2,799	$(1,401)	$—	$—	$1,398
Facilities	—	390	(48)	—	1,025	1,367
Asset impairment	—	1,314	—	(1,314)	—	—
Other associated costs	—	134	(29)	—	—	105

Total	$—	$4,637	$(1,478)	$(1,314)	$1,025	$2,870

The “other” column in the table above represents the write-off of deferred rent and lease incentive obligations associated with the vacated facility.

The Company accounts for its restructuring charges in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for one-time termination benefits that meet specified requirements.

In accordance with SFAS No. 146, the Company’s facility related expense and liability includes an estimate of the remaining rental obligation, net of estimated sublease income, for a facility that the Company no longer occupies. The Company reviews its estimates and assumptions on a regular basis, until the outcome is finalized, and makes whatever modifications are necessary, based on the Company’s best judgment, to reflect any changed circumstances.

The strategic realignment was deemed to be an impairment indicator under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” As a result of performing the impairment evaluation, asset impairment charges were recorded to adjust the carrying value of the related leasehold improvements to its net realizable value.

The projected timing of payments of the remaining restructuring liabilities at December 31, 2008 is approximately $1,902 in 2009 for termination benefits, facilities and other associated costs. The remaining $968 will be paid over the term of the Company’s facility lease, which expires in January 2017. The actual amount and timing of the payment of the remaining accrued liability is dependent upon the ultimate terms of any potential subleases or lease restructuring.

6.	Notes Payable

In July 2004, the Company entered into a loan agreement (the “2004 GE Agreement”) with General Electric Capital Corporation (GECC). The Company borrowed all $3,000 available under the 2004 GE Agreement during 2004. In June 2005, the 2004 GE Agreement was amended (the “Amended 2004 GE Agreement”) to establish a new line of credit which enabled the Company to borrow an additional $1,000 through June 2006. The Company borrowed $965 under this amended line of credit prior to its expiration. Amounts borrowed under the 2004 GE Agreement and the Amended 2004 GE Agreement were repayable over 36 months.

In June 2006, the Company amended the Amended 2004 GE Agreement (the “2006 Amendment”) to increase the line of credit by $3,310. On June 2006, the Company borrowed $1,607 under the 2006 Amendment. In December 2006, the Company borrowed an additional $1,479 under the 2006 Amendment. In March 2007, the Company further amended the 2004 GE Agreement and 2006 Amendment to increase the line of credit available by $877 and then concurrently borrowed the remaining $1,101 available under this amended line of credit.

In June 2007, the Company further amended the 2004 Amended GE Agreement by increasing the available secured line of credit by an additional $4,000 (the “2007 Amendment”). The Company borrowed $2,912 in June 2007 and an additional $781 in September 2007. In December 2007, the Company further amended the 2007 Amendment to increase the line of credit by $135, and the Company borrowed the remaining $442 available. Amounts borrowed under the 2006 and 2007 amendments were repayable over 48 months in the case of laboratory and scientific equipment, 36 months in the case of other equipment and 24 months in the case of software. The amended line of credit with GECC contained a subjective acceleration clause which provided GECC the ability to demand repayment of the loan early upon a material adverse event, as defined.

In December 2008, the Company prepaid the outstanding balance of its secured credit facility with GECC of $4,737, which included approximately $195 in prepayment expenses. In connection with the prepayment, the parties agreed to terminate the Master Security Agreement dated as of July 20, 2004 between the Company and GECC, as amended, restated or supplemented as well as other related debt documents (collectively the “Credit Documents”). Borrowings had been secured by liens on substantially all of the Company’s tangible assets, and all such liens have been released in connection with the termination of the Credit Documents.

In February 2007, CombinatoRx Singapore entered into a $2,100 secured equipment line of credit with GE Capital Services Pte. Ltd., (the “Singapore line of credit”). CombinatoRx Singapore borrowed $1,236 under the Singapore line of credit in February 2007 and $349 in November 2007. The Singapore line of credit was available through November 30, 2007 and was secured by a fixed charge security interest over the equipment financed in Singapore. The Company also provided a corporate guaranty of payment in connection with the Singapore line of credit. Amounts borrowed under the Singapore line of credit for laboratory and scientific equipment were repayable over 48 months, and amounts borrowed for other equipment were repayable over 36 months.

In December 2008, CombinatoRx Singapore prepaid the outstanding balance on the Singapore line of credit with GE Capital Services Pte. Ltd. (“GE Capital”) for $941, which included $59 in prepayment expenses. In connection with the prepayment, the parties agreed to terminate the letter agreements dated as of November 20, 2006, February 14, 2007 and November 23, 2007, between CombinatoRx Singapore and GE Capital and the related debentures dated February 14, 2007 and November 27, 2007 granted by the Subsidiary to GE Capital. Borrowings had been secured by fixed charge security interests on substantially all of the Subsidiary’s tangible assets, and all such fixed charge security interests have been released in connection with the termination of the Credit Documents. In addition, the Corporate Guaranty provided by the Company to GE Capital in connection with the Credit Documents was also terminated as of December 30, 2008.

In connection with the 2004 GE Agreement, GECC received a warrant to purchase 15,561 shares of Series D redeemable convertible preferred stock which converted into the right to purchase 8,892 shares of common stock upon the Company’s initial public offering, with an exercise price of $6.75 per share of common stock. The warrant has a term of ten years. The Company recorded the fair value of this warrant of $75 as a discount to the note payable to GECC. The discount was amortized to interest expense over the three-year period that the note to GECC was outstanding. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: deemed fair market value of the Series D redeemable convertible preferred stock of $5.24, 100% volatility, risk free interest rate of 4.05%, a ten year term and no dividend yield.

In connection with the Amended 2004 GE Agreement, GECC received a warrant to purchase 471 shares of common stock with an exercise price of $6.75 per share of common stock. The warrant has a term of ten years. The Company recorded the fair value of this warrant of $5 as a discount to the note payable to GECC. The discount was amortized to interest expense over the three-year period that the note to GECC was outstanding. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: deemed fair market value of common stock of $11.00, 80% volatility, risk free interest rate of 3.92%, a ten year term and no dividend yield.

These warrants previously issued to GECC remain issued and outstanding after the termination of the Credit Documents. The Company has reserved 9,363 shares of common stock for the exercise of warrants issued in connection with the 2004 GE Agreement and the Amended 2004 GE Agreement. These shares are included in the total shares of common stock reserved for the exercise of stock options and warrants at December 31, 2008, as discussed in Note 9.

7.	Research and Development Agreements

Angiotech Pharmaceuticals, Inc.

In October 2005, the Company entered into a research and license agreement (the “R&L Agreement”) with Angiotech Pharmaceuticals, Inc. (“Angiotech”), under which the Company granted Angiotech a royalty-bearing license for up to ten compounds to be selected by Angiotech from the Company’s portfolio of clinical and preclinical product candidates or Chalice database, as well as an option to purchase the same rights to an additional five compounds. This license is for Angiotech’s research, development and potential commercialization of the licensed compounds as drug components to be used in Angiotech’s field with medical devices or interventional medicine products to treat conditions in specific areas of the human body. In addition, the Company agreed to use its combination High Throughput Screening technology in a joint research project to screen combinations of compounds that may be developed and commercialized by Angiotech for use in combination with medical devices or with interventional medicine products in Angiotech’s field. The Company received a $27,000 up-front license fee upon execution of the R&L Agreement in 2005. As contemplated by the original agreement, on June 8, 2007, Angiotech agreed to extend the research project beyond the original 30-month term to a total term of five years for an additional license execution fee of $7,000. The original three-year research project performance period included a six-month period beyond the 30 months where the Company must provide Angiotech with all reasonable assistance required in order to transfer the licensed information to Angiotech. As a result of the extension of the research project, the Company revised its revenue recognition based on this change in estimate from $2,250 recognized per quarter to $1,239 recognized per quarter. The Company may also receive up to an additional $10,000 upon Angiotech’s election to receive a license to up to five additional compounds, beyond the initial ten compounds, from the Company’s portfolio of clinical and preclinical product candidates or Chalice database for development. In addition, for each compound licensed to Angiotech that is discovered through the research project or through Angiotech’s selection of compounds from the Company’s portfolio of clinical and preclinical product candidates or Chalice database for development, the Company may also receive up to $30,000 in milestone payments if certain development and regulatory approval milestones are met, as well as royalties on any future product sales incorporating the compounds. The Company recognized $4,957, $6,641 and $9,000 of revenue under this agreement in 2008, 2007 and 2006, respectively, which represented 35.1%, 44.5% and 67.8% of total revenue in 2008, 2007 and 2006, respectively. The Company had deferred revenue of $11,152 and $16,109 at December 31, 2008 and 2007, respectively.

Fovea Pharmaceuticals SA

On January 30, 2006, the Company entered into a research and license agreement (the “Original Fovea Agreement”) with Fovea Pharmaceuticals SA (“Fovea”). Under the terms of the Original Fovea Agreement, Fovea agreed to fund and conduct preclinical and clinical development in ophthalmology of combination drug candidates it selects from the Company’s portfolio, including creating ophthalmic formulations. Additionally, Fovea agreed to develop selected combination candidates up to the start of Phase 3 clinical trials. In exchange for Fovea’s development investment, the Company granted to Fovea an exclusive license to commercialize selected products in Europe and certain additional countries. The Company will retain exclusive rights to commercialize selected products in North America. The parties will have co-exclusive rights in Japan and Taiwan. Under the Original Fovea Agreement, the Company also granted to Fovea an exclusive worldwide license to certain preclinical drug combinations to treat specified diseases of the front of the eye. In consideration for the license of these combinations to treat specified diseases of the front of the eye, the Company is entitled to receive license execution fees, development milestones and royalties from Fovea if certain conditions within the Original Fovea Agreement are satisfied.

On June 12, 2007, the Company and Fovea amended and restated the Original Fovea Agreement (the “Amended Fovea Agreement”). Under the Amended Fovea Agreement, Fovea will continue to conduct, at its own expense, preclinical and clinical development for certain ophthalmic indications of combination drug candidates it has selected from the Company’s portfolio of product candidates. Fovea is obligated to develop selected combination candidates pursuant to specified development criteria through the end of Phase 2b clinical trials.

The Company and Fovea will continue to jointly own new intellectual property and data generated by Fovea regarding the selected combination candidates through Phase 2a clinical trials. The Company retains the rights to develop and commercialize the combination candidates licensed to Fovea in North America and certain other countries and the Company granted Fovea exclusive rights to commercialize selected combination candidates that are developed to through Phase 2b clinical trials for specified ophthalmic indications in Europe and all other countries that are not retained by the Company. The parties have co-exclusive rights in Japan and Taiwan. The grant by the Company to Fovea of an exclusive milestone and royalty-bearing worldwide license to certain preclinical drug combinations to treat allergic and inflammatory diseases of the front of the eye was retained in the Amended Fovea Agreement.

Under the Amended Fovea Agreement, the Company may also receive up to approximately $20,000 in development milestone payments for each licensed combination successfully developed and approved by the regulatory authorities in the European Union, United States and Japan. The Company could receive an additional milestone payment of $10,000 for the approval by any regulatory authority of a licensed combination developed to treat a specifically identified indication within the agreement. The Company is also eligible to receive royalties for product(s) commercialized by Fovea. On December 30, 2006, Fovea selected the licensed combination compounds as provided in the Original Fovea Agreement. Beginning January 1, 2007, the Company began to recognize the $750 in previously received non-refundable license execution fees ratably over seven years, which was the Company’s estimate of its period of significant continuing involvement. In connection with the Amended Fovea Agreement, the Company determined that it no longer had any significant continuing involvement in the collaboration from an accounting perspective and as a result recorded the remaining deferred revenue balance of $705 as revenue in June 2007.

Cystic Fibrosis Foundation Therapeutics

On May 31, 2006, the Company entered into a research, development and commercialization agreement (the “CF Agreement”) with Cystic Fibrosis Foundation Therapeutics Incorporated (“CFFT”). Under the terms of the CF Agreement, the Company was awarded up to $13,825 in research funding and expenses. In addition, CFFT has agreed to fund up to 75% of the clinical development expenses incurred by the Company through a Phase 2a clinical trial of the first potential product candidate, provided both parties have agreed to commence clinical development of the product candidate. The Company is eligible to receive milestone payments from CFFT upon successful completion of specified clinical and regulatory events for each product candidate developed under the CF Agreement. CFFT will be eligible to receive variable royalties from the Company on the net sales of any approved products that are discovered under the CF Agreement. The Company retains worldwide commercialization rights for any product candidates discovered or developed under the agreement, and the Company will own all new intellectual property and data generated by the research and development project.

The CF Agreement has no definite term, but the research and development project will terminate upon the earlier of the completion of one Phase 2a clinical trial of the first product candidate developed under the CF Agreement and seven years after the initiation of research under the CF Agreement. The Company’s royalty payment obligations to CFFT do not terminate, but its royalties in the field of cystic fibrosis and certain other pulmonary diseases may be reduced on a country-by-country basis upon the expiration of all valid patents covering a royalty bearing product under the agreement. During the year ended December 31, 2008, the Company received payments of $3,235 and recognized $3,209 of revenue under the CF Agreement, which represented 22.7% of total revenue in 2008. During the year ended December 31, 2007, the Company received payments of $2,365 and recognized $2,214 of revenue under the CF Agreement, which represented 14.8% of total revenue in 2007. During the year ended December 31, 2006, the Company received payments of $600 and recognized $222 of revenue under the CF Agreement. The Company had $555 and $530 of deferred revenue at December 31, 2008 and 2007, respectively, and $21 and $19 of unbilled receivables for this agreement at December 31, 2008 and 2007, respectively.

The DMD Foundations

On November 7, 2007, the Company entered into a sponsored research collaboration agreement with an entity formed by Charley’s Fund and the Nash Avery Foundation (the “DMD Foundations”), two nonprofit organizations founded to support Duchenne muscular dystrophy, or DMD research. In October 2008, GMT Charitable Research, LLC, an affiliate of a charitable organization focused on finding therapies for DMD joined the sponsored research collaboration agreement. Under the agreement, the Company is seeking to identify novel disease-modifying multi-targeted treatments for DMD, the most common childhood form of muscular dystrophy. Under the terms of the agreement, the Company is eligible to receive up to $3,450 in research funding and reimbursement of additional expenses during the term of the DMD research and development project, of which $1,650 has been received through December 31, 2008. The Company retains worldwide commercialization rights for any product candidates discovered or developed under the agreement, and the Company will own all new intellectual property and data generated by the research and development project. In the event that the Company either enters into a license agreement with a third party granting the rights to make, use or sell a product developed under the agreement to treat DMD, or the Company or any of its affiliates or licensees first sells a product developed under the agreement to treat DMD, the Company will pay the DMD Foundations a payment equal to 100% of the research funding provided to the Company under the agreement. In addition, on the first anniversary of the first commercial sale of a product developed under the agreement, the Company will pay the

DMD Foundations an additional payment equal to 100% of the research funding provided to the Company under the agreement. Finally, if a product developed under the agreement to treat DMD achieves cumulative net sales of at least $100 million, within 90 days of such occurrence, the Company will pay the DMD Foundations an additional payment equal to 200% of the research funding provided to the Company under the agreement. The Company concluded that the research funding fees of $3,000 are fixed or determinable despite the potential payments it might make to the DMD Foundations that are based upon percentages of research funding received since the research is in the early stages and thus these payments are not probable upon execution of the agreement.

The agreement with respect to research and development collaboration terminates upon the expiration of the research and development project, which is currently planned to last for two years. The agreement may be terminated by either party after sixty days’ notice upon an unremedied material breach. In addition, if the Company intends to discontinue preclinical or clinical development activities with respect to a DMD product candidate and does not intend to license such candidate to a third party for preclinical or clinical development, within one year after such determination, the Company shall notify the DMD Foundations, who may then exercise their rights to an exclusive, fully-paid and sublicensable license to the intellectual property developed under the collaboration in the field of DMD. During the years ended December 31, 2008 and 2007, the Company received payments of $1,525 and $125, respectively, and recognized revenue of $1,643 and $7, respectively, under this agreement. 2008 revenue under this agreement represented 11.6% of total revenue in 2008.

CHDI, Inc.

In August 2005, the Company entered into a research agreement with CHDI, Inc. to perform joint research and development to discover and perform preclinical development of product candidates for the treatment of Huntington’s disease. Under the terms of this agreement as amended and restated in February 2007, subject to satisfaction of conditions, the Company could receive up to $6,695 in research funding over a four-year period and may receive milestone and revenue sharing payments under certain circumstances if a product candidate is commercialized. The Company received payments of $1,439 in 2008 and recorded $1,154 of revenue based upon research services performed and costs incurred, which represented 8.2% of total revenue in 2008. The Company received payments of $2,148 in 2007 and recorded $2,067 of revenue based upon research services performed and costs incurred, which represented 13.8% of total revenue in 2007. The Company received payments of $899 in 2006 and recorded $1,696 of revenue based upon research services performed and costs incurred, which represented 12.8% of total revenue in 2006. The Company had $245 and $529 of unbilled receivables for the agreement at December 31, 2008 and 2007, respectively.

Liverpool School of Tropical Medicine

April 25, 2007, the Company and CombinatoRx Singapore entered into an Interim Consortium Agreement with the Liverpool School of Tropical Medicine (“LSTM”) and other parties, under which the Company and CombinatoRx Singapore act as subcontractors to perform assay development and screening services relating to a grant awarded to LSTM focusing on the development of treatment regimens against filariasis, or African river blindness. Under the terms of the interim agreement, CombinatoRx Singapore could receive up to $3,968 in research and development funding over a five-year period. The interim agreement expired by its terms on March 31, 2008, and the Company and CombinatoRx Singapore continued to perform services for LSTM as part of the A-WOL Consortium.

On October 8, 2008, the Company and the Subsidiary entered into a Consortium Agreement with the members of the A-WOL Consortium, as well as a Project Agreement and an Agreement Relating to Intellectual Property Rights with LSTM (the “Agreements”), all to allow the Subsidiary to continue to participate as a member of the A-WOL Consortium and perform assay development and screening services relating to the grant awarded to LSTM to develop treatment regimens against filariasis.

Under the terms of the Agreements, the Subsidiary will continue to be eligible to receive research and development funding, plus reimbursement of expenses relating to patent prosecution. The Agreement with respect to research and development terminates upon the expiration of the research and development project, which is currently planned to last until April 2012. The agreement with respect to research and development terminates upon the expiration of the research and development project, which is currently planned to last until April 2012.

The Agreements may be terminated by the A-WOL Consortium after thirty days’ notice of a persistent or material breach of the Agreements by the Company or the Subsidiary, the inability of the Company or the Subsidiary to continue the research project for reasons beyond its control, or the winding-up, liquidation, bankruptcy or similar action by the Company or the Subsidiary. The A-WOL Consortium may also terminate the Agreements if the grant is terminated or if LSTM and the grant provider agree that the number of remaining parties under the Agreements means that it is no longer viable to continue the research project under the terms of the original grant award to LSTM. The Company or the Subsidiary may terminate the Agreements with six months’ prior written notice. The provisions relating to intellectual property survive termination of the Agreements. These provisions provide each party a right of preemption on transfers of the intellectual property as well as the ability of a party to surrender its interest in the intellectual property to the other party. The Company received funding of $647 and $561 in 2008 and 2007, respectively, and recorded $883 and $498 of revenue in 2008 and 2007, respectively, based upon research services performed and costs incurred. 2008 revenue recorded under this agreement represented 6.3% of total revenue for 2008. The Company recorded $42 and $63 of deferred revenue for this agreement at December 31, 2008 and 2007, respectively. All such amounts have been reflected as discontinued operations.

NIAID

In April 2005, the Company received a grant from the National Institutes of Allergy and Infectious Diseases (“NIAID”) to perform research and preclinical development in the area of bioterror defense. The Company received funding of $595, $1,312 and $678 in 2008, 2007 and 2006, respectively, and recorded $580, $1,137 and $730 of revenue in 2008, 2007 and 2006, respectively, based upon allowable costs incurred during the year. 2008 revenue recorded under this agreement represented 4.1% of total 2008 revenue. The Company had $14, $29 and $204 of unbilled receivables for this agreement at December 31, 2008, 2007 and 2006, respectively. In April 2007, the Company received an interim indirect cost negotiation agreement (the “interim rate agreement”) from the United States Department of Health and Human Services related to the rates the Company is allowed to charge under its NIAID grant. As a result, during the second quarter of 2007, the Company recorded an incremental $414 in revenue under this grant. The rates provided by this interim agreement are retroactive to January 2005 and extend through June 2008. In November 2008, the Company received notice that the interim rate agreement is final for the duration of this grant award.

USAMRIID

In March 2008, the Company entered into a cooperative research and development agreement with the United States Army Medical Research Institute for Infectious Diseases, or USAMRIID, focused on discovering agents to prevent or treat Ebola virus infections. Under the agreement, which expires in November 2010, the Company and USAMRIID will undertake a joint research project, and the Company is eligible to receive up to $1,387 in funding. Through December 31, 2008, the Company has received approximately $105 in funding from this agreement and recorded $262 of revenue in 2008 based upon allowable costs incurred during the year, which represented 1.9% of the total 2008 revenue.

SAIC (NINDS)

In August 2005, the Company entered into a subcontract with Science Applications International Corporation (“SAIC”) under which the Company will be the in vitro bioassay screening facility for the Spinal Muscular Atrophy Project established by the National Institute of Neurological Disorders and Stroke (“NINDS”). Under the terms of the agreement, the Company could receive up to $1,917 in research and development funding over a two-year period. The Company received funding of $761 and $293 in 2007 and 2006, respectively, and recorded $885 and $376 of revenue in 2007 and 2006, respectively, based upon research services performed and costs incurred. The Company had $286 and $162 of receivables for this agreement at December 31, 2007 and 2006, respectively. In April 2007, the Company received an interim indirect cost negotiation agreement (the “interim rate agreement”) from the United States Department of Health and Human Services related to the rates the Company is allowed to charge under its SAIC-NINDS subcontract. The Company provided the documentation required to support its 2007 rates in 2008. As a result, during the second quarter of 2007, the Company recorded an incremental $366 in revenue under this subcontract. The rates provided by this interim agreement were retroactive to January 2005 and extended through June 2008. The Company collected the remaining accounts receivable balance in July 2008, which completed this subcontract.

HenKan Pharmaceutical Company

In May 2005, the Company entered into a license agreement with HenKan Pharmaceutical Company (“HenKan”), under which HenKan received the exclusive right to develop and commercialize CRx-026 in Taiwan, China and South Korea. The Company received a $500 up-front license payment. The up-front payment was creditable against future licenses in the event that development of the compound was unsuccessful. As a result, the license fee was not going to be recognized as revenue until this contingency was resolved. The parties agreed to terminate the license agreement in December 2008 and the $500 up-front license payment was recognized as revenue, as the Company no longer had any continuing obligation under the license agreement upon termination.

Sirtris Pharmaceuticals, Inc.

In September 2005, the Company entered into a screening agreement with Sirtris Pharmaceuticals, Inc. (“Sirtris”), wherein the Company provided access to its Chalice database over a 13.5-month period for screening against selected targets to evaluate activity and then potentially develop and commercialize human therapeutic products. The Company received a $175 access fee as consideration for providing access to the Chalice database. The Company recognized the access fee as revenue ratably over the 13.5-month term of the agreement. Accordingly, the Company recorded $147 of revenue in 2006. The Company could receive up to $1,075 in development milestone payments and royalty payments based on sales of products developed by Sirtris.

8.	CombinatoRx (Singapore) Pte Ltd

In August 2005, the Company formed a subsidiary in Singapore, CombinatoRx (Singapore) Pte Ltd (the “Subsidiary”), for the purpose of conducting discovery and development of product candidates to treat infectious diseases. The Company owns 51% of the Subsidiary’s capital stock. The Company has agreed to provide assay development and screening services for the Subsidiary over a four year period. BioMedical Sciences Investment Fund Pte Ltd (“BioMedical Sciences”) invested $2,500 in 2,500,000 shares of redeemable, convertible preferred stock (the “Subsidiary Preferred Stock”) of the Subsidiary and invested an additional $17,500 in the Subsidiary through the purchase of a series of convertible promissory notes (“Notes”), $5,500 of which were purchased concurrently with its investment in the Subsidiary Preferred Stock (the “Series 1 Note”). The remaining $12,000 in funding was provided through the purchase of additional series of Notes following the achievement by the Subsidiary of certain milestones related to the development of infectious disease product candidates. On June 8, 2006, upon the achievement of a milestone, BioMedical Sciences invested an additional $3,500 in the Subsidiary for which it was issued a new $3,500 convertible promissory note (the “Series 2 Note”). On May 30, 2007, upon the achievement of a milestone, BioMedical Sciences invested an additional $3,500 in the Subsidiary for which it was issued a new $3,500 convertible promissory note (the “Series 3 Note”). On August 5, 2008, BioMedical Sciences invested an additional $5,000 in the Subsidiary for which it was issued new $5,000 convertible promissory notes (the “Series 4&5 Notes”).

The holder of the Subsidiary Preferred Stock is entitled to an annual 5% dividend payable upon redemption or liquidation of the Subsidiary. The Subsidiary Preferred Stock is subject to redemption by the Subsidiary for a cash payment equal to 125% of the purchase price of the shares plus accrued, but unpaid, dividends. The Company had accumulated accretion of $417, $292 and $169 of dividends on the Subsidiary Preferred Stock for the years ended December 31, 2008, 2007 and 2006, respectively. The Subsidiary Preferred Stock is convertible into common stock of the Company at a conversion price obtained by dividing the aggregate amount paid for such Subsidiary Preferred Stock by $10.80.

The Notes bear interest at an annual rate of 5% and are due and payable on December 31, 2009, unless the Company elects to prepay the Notes before that date through the Subsidiary. The Notes are secured by a security interest in the non-intellectual property assets of the Subsidiary and by a negative pledge by the Subsidiary with respect to its intellectual property rights. The Company has pledged its shares in the Subsidiary as additional collateral for the Subsidiary’s obligations under the Notes. The Notes are convertible into the Company’s common stock at the option of BioMedical Sciences only upon maturity, acceleration or default or any proposed prepayment. The Company recorded $727, $545 and $381 of cumulative accrued interest on the Series 1, Series 2, Series 3 and Series 4&5 Notes in the year ended December 31, 2008, on the Series 1, Series 2 and Series 3 Notes in the year ended December 31, 2007 and on the Series 1 and Series 2 Notes in the year ended December 31, 2006. Upon maturity or any proposed prepayment, the Series 1 Note is convertible at a price obtained by dividing the aggregate principal balance of such Note by $10.80, the Series 2 Note is convertible at a price obtained by dividing the aggregate principal balance of such Note by $11.57, the Series 3 Note is convertible at a price obtained by dividing the aggregate principal balance of such Note by $9.11 and the Series 4&5 Notes are convertible at a price obtained by dividing the aggregate principal balance of such Note by $5.19.

Upon a default by the Company or Subsidiary, the Notes and the Subsidiary Preferred Stock are convertible at the option of BioMedical Sciences as described with respect to a conversion upon maturity or prepayment except that (i) the conversion price of the Notes would include a 10% default interest rate accrued from the date of issuance and the Subsidiary Preferred Stock would also include a 10% dividend accrual accrued from the date of issuance and (ii) no conversion premium would apply with respect to conversions occurring after the Company’s initial public offering.

In connection with the formation of the Subsidiary, BioMedical Sciences received a warrant to purchase 25,000 shares of the Company’s common stock at an exercise price of $11.00 per share, exercisable after August 19, 2006 through August 19, 2010. The Company allocated the fair value of this warrant to the originally issued Note and the Subsidiary Preferred Stock based upon their relative fair values. This resulted in a $126 allocation of discount on the originally issued Note, which will be amortized to interest expense over the period that the originally issued Note is outstanding and a $57 allocation to the Subsidiary Preferred Stock which was charged to accumulated deficit. The allocation of the value of the warrants to the originally issued Note and the Subsidiary Preferred Stock resulted in a beneficial conversion feature under EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. As a result, the Company recorded an additional discount on the Series 1 Note of $126 and a charge to accumulated deficit of $57. The Company recorded $58 of interest expense in each year in 2008, 2007 and 2006. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: deemed fair market value of common stock of $11.00 per share, 80% volatility, risk-free interest rate of 4.12%, no dividend yield and a five-year term.

On April 19, 2006, the Subsidiary received approval for a grant from the Economic Development Board of Singapore (EDB) Biomedical Sciences Group for up to approximately $5,830 to support infectious disease drug research and development. The grant covers a percentage of qualifying costs of the research and development project on a reimbursement basis. Qualifying costs include salaries, equipment, scientific consumables and intellectual property costs. Reimbursement for these costs under the grant is subject to the satisfaction of certain conditions by the Subsidiary, including completion of the development project for infectious disease within a specified timeline, spending specified amounts on the project, the completion of other development milestones and the maintenance of specified levels of employment in Singapore. Subject to agreed upon audit rights by the

EDB, cumulative qualifying costs are reimbursed upon application until 70% of the initial grant amount has been submitted by the Subsidiary. The remaining 30% of the award may be paid by the EDB once the Company completes the research and development project. The grant extends through September 30, 2010. If the Subsidiary breaches a condition of the grant, after good faith negotiations, the EDB may recover previously released grant funds from the Subsidiary. In addition, the EDB retains the right to change the terms and conditions of the grant as deemed necessary by the EDB. The Company recognizes revenue under the grant as qualifying costs are incurred up to a maximum of 70% of the initial grant amount (approximately $4,081). Reimbursements for qualifying costs in excess of 70% of the initial grant amount will be recognized once the reimbursements are deemed to be fixed or determinable. The Company recognizes revenue for equipment costs that are reimbursed ratably over the remaining term of the grant, which approximates the estimated useful life of the equipment. The Company recorded $939 and $643 of revenue based upon qualifying costs incurred and had deferred revenue balances of $123 and $180 pertaining to equipment reimbursements in 2008 and 2007 respectively. The Company had $203 and $186 of unbilled receivables for this agreement at December 31, 2008 and 2007, respectively. The Company received $857 and $705 in 2008 and 2007, respectively.

As discussed in Note 2, on June 2, 2009 the Company divested its equity ownership in the subsidiary. The financial position and results of operations of the subsidiary have been presented as discontinued operations in the accompanying financial statements.

9.	Common Stock

On March 24, 2006, the Company completed a private placement (the “Private Placement”) of 4,682,942 shares of common stock (the “Shares”) at a price of $10.25 per share for net proceeds of approximately $45,373.

On October 10, 2007, the Company entered into a placement agent agreement, relating to the offering, issuance and sale of an aggregate of 5,600,000 shares of the Company’s common stock, par value $0.001 per share, at a price of $6.25 per share to selected institutional investors (the “Direct Offering”). The Direct Offering closed on October 16, 2007, with net proceeds to the Company of $33,039 after deducting all offering expenses and placement agency fees payable by the Company. The Direct Offering was made under the Company’s Registration Statement on Form S-3 (File No. 333-139260) filed with the Commission on December 11, 2006 and declared effective on December 20, 2006. After the Direct Offering, the Registration Statement permits the Company to issue, in one or more offerings, shares of common stock, preferred stock, warrants or debt securities at an aggregate initial offering price not to exceed $40,000.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

The Company has reserved a total of 6,062,568 shares of common stock for the exercise of stock options and warrants at December 31, 2008. In addition to the warrants disclosed in Note 5 and Note 7, the Company has also issued a warrant to purchase 10,019 shares of common stock to Silicon Valley Bank with an exercise price of $7.88 per share and a term that expires on April 25, 2011 and warrants to purchase 51,870 shares of common stock to entities affiliated with Lighthouse Capital Partners with an exercise price of $6.75 per share and a term that expires September 7, 2011.

10.	Stock Compensation Plans

In 2000, the Company adopted the 2000 Stock Plan (“2000 Plan”), as amended, under which 3,028,571 shares of the Company’s common stock were reserved for issuance to employees, officers, directors, advisors and consultants. Options granted under the 2000 Plan may be incentive stock options or non-statutory stock options. In December 2004, the Board of Directors and stockholders adopted the 2004 Incentive Plan, which was effective upon the Company’s initial public offering on November 9, 2005. On June 1, 2006, the

Company’s stockholders approved the Amended and Restated 2004 Incentive Plan (“2004 Plan”). The Company has reserved 3,714,286 shares of the Company’s common stock for issuance under the 2004 Plan. The 2004 Plan includes an “evergreen provision” that allows for an annual increase in the number of shares of common stock available for issuance under the 2004 Plan, which annual increase will be added on the first day of each fiscal year from 2007 through 2011, inclusive, and will be equal to the least of (i) 2,000,000 shares of common stock, (ii) 4% of the outstanding shares on that date or (iii) such lesser amount determined by the Board of Directors. On January 17, 2007, the Compensation Committee of the Board of Directors ratified the amount of the annual increase for 2007 as 1,153,121 shares of common stock, or 4% of the outstanding common stock on January 1, 2007. On January 15, 2008, the Compensation Committee of the Board of Directors ratified the amount of the annual increase for 2008 as 1,392,887 shares of common stock, or 4% of the outstanding common stock on January 1, 2008. The Compensation Committee of the Board of Directors ratified the amount of the annual increase for 2009 as 1,403,593 shares of common stock, or 4% of the outstanding common stock on January 1, 2009. The 2004 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and unrestricted stock awards, stock appreciation rights, cash awards, performance awards and stock units. Awards under the 2004 Plan may be granted to employees, directors, consultants and advisors. Generally, stock options and restricted stock granted to employees pursuant to the 2000 and 2004 Plans fully vest four years from the grant date, with 25% of the award vesting after one year and 6.25% of the award vesting quarterly thereafter. Stock options have a contractual term of 10 years.

The Board of Directors, or the Compensation Committee of the Board of Directors, administers the 2000 Plan and the 2004 Plan and has sole discretion to grant options to purchase shares of the Company’s common stock and other stock-based awards or to delegate to certain officers of the Company the ability to make specified grants. The Compensation Committee or the respective officers of the Company determine the exercise price and the period over which options become exercisable. However, incentive stock options may not be granted at less than 100% of the fair market value of the Company’s common stock as determined by the Compensation Committee at the time of grant, or for a term in excess of ten years. For holders of more than 10% of the Company’s total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company’s common stock at the date of grant, and for a term not to exceed five years.

As of December 31, 2008, there were 1,635,170 shares available for future issuance under the plans.

A summary of the status of the Company’s stock option plans at December 31, 2008 and changes during the year then ended are presented in the table and narrative below:

	Options	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	5,067,240	$6.27
Granted	2,575,500	4.17
Exercised	(264,706)	1.03
Cancelled	(1,411,718)	6.63

Outstanding at December 31, 2008	5,966,316	$5.51	6.91	$8

Vested or expected to vest at December 31, 2008	5,254,206	$5.48	6.73	$8

Exercisable at December 31, 2008	2,831,194	$5.48	5.56	$8

The aggregate intrinsic value in the table above represents the value (the difference between the Company’s closing common stock price on the last trading day of the year ended December 31, 2008 and the exercise price of the options, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. As of December 31, 2008, there was $8,648 of total unrecognized stock-based compensation expense related to stock options granted under the plans. The expense is expected to be recognized over a weighted-average period of 2.5 years. The Company’s stock-based compensation expense related to stock options granted below fair market value prior to January 1, 2005 has been fully recognized as of the end of 2008. The weighted-average grant date fair value of options for the years ended December 31, 2008, 2007 and 2006 was $4.17, $4.69 and $5.16, respectively. The intrinsic value of stock options exercised for the years ended December 31, 2008, 2007 and 2006 was $733, $2,389 and $4,197, respectively, and represents the difference between the exercise price of the option and the market price of the Company’s common stock on the dates exercised.

In January, May and June of 2007, the Company modified certain stock option and restricted stock grants for two employees and one Board member who received an acceleration of service vesting in connection with their termination agreements or resignation. In accordance with SFAS 123R, the Company recorded stock-based compensation expense of $412 at the modification date as no additional service was required.

In September and October of 2006, the Company modified certain stock option grants for two employees who received an acceleration of service vesting in connection with their termination agreements. In accordance with SFAS 123R, the Company recorded stock-based compensation expense of $54 at the modification date as no additional service was required.

The Company valued stock options using a Black-Scholes method of valuation and has applied the weighted-average assumptions set forth in the following table. The resulting fair value is recorded as compensation cost on a straight line basis over the requisite service period, which generally equals the option vesting period. Since the Company completed its initial public offering in November 2005, it did not have sufficient history as a publicly traded company to evaluate its volatility factor and expected term. As such, the Company analyzed the volatilities and expected terms of several peer companies to support the assumptions used in its calculations. The Company averaged the volatilities and expected terms of these peer companies with sufficient trading history and similar vesting terms to generate the assumptions detailed above. The Company also began to include its own historical volatility in the expected volatility calculation once it was available and has continued to increase the weight applied to its own historical volatility over time. The risk-free interest rates used in the analysis are based on the United States Treasury yield curve in effect for periods corresponding with the expected life of the stock option. The Company has estimated forfeitures based upon an average of its historical data of option cancellations and employee turnover rates. Changes in estimated forfeitures are recognized through a cumulative true-up adjustment in the period of change. The Company determined that the reduction in work force that occurred in the fourth quarter of 2008 is a one-time occurrence and, therefore, excluded these stock awards for these terminated employees from the forfeiture rate calculation.

During the years ended December 31, 2008, 2007 and 2006, respectively, the weighted-average assumptions used in the Black-Scholes model were as follows:

	Year Ended December 31,
	2008	2007	2006
Volatility factor	56.86%	61.17%	63.15%
Risk-free interest rate	2.68%	4.47%	4.71%
Dividend yield	—%	—%	—%
Expected term (in years)	5.7	5.8	5.6

Restricted Stock

Prior to January 1, 2006, the Company had not granted awards of restricted stock. A summary of the status of non-vested restricted stock as of December 31, 2008 is as follows:

	Restricted Stock	Weighted- Average Grant Date Fair Value
Non-vested at December 31, 2007	165,938	$10.18
Granted	45,000	4.84
Vested	(91,250)	10.29
Canceled	(16,250)	10.49

Non-vested at December 31, 2008	103,438	$7.71

As of December 31, 2008, there was $537 of total unrecognized stock-based compensation expense related to non-vested restricted stock arrangements granted under the 2004 Plan. The expense is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of shares vested for the years ended December 31, 2008, 2007 and 2006 was $939, $550 and $177, respectively.

Stock Option Grants to Non-Employees

During the year ended December 31, 2008, the Company granted 30,000 stock options to non-employees. Certain stock options vest immediately and others vest over periods of up to two years. The unvested portion of the stock options will be remeasured at each reporting period. Total stock-based compensation expense for non-employee stock option grants for the years ended December 31, 2008, 2007 and 2006 was $37, $175 and $562, respectively.

11.	Segment and Geographic Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments to be presented in interim financial reports issued to stockholders. It also established standards for disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment. Prior to the divestiture of CombinatoRx Singapore as discussed in Note 2, the Company operated in two geographic segments: the United States and Singapore. In 2008, the Company recorded revenue of $12,304 and $1,822 in the United States and Singapore, respectively. As of December 31, 2008, $12,400 and $995 of the Company’s long-lived assets were located in the United States and Singapore, respectively.

12.	Income Taxes

The Company recognized a $115 federal income tax benefit for the year ended December 31, 2008 resulting from a provision in the Housing Assistance Tax Act of 2008 that allows the Company to claim a refund for a portion of its carryforward pre–2006 research and development tax credit. This benefit is offset by $7 of state income tax expense. The Company recorded state income tax expense of $46 and $51 for the years ended December 31, 2007 and 2006, respectively.

A reconciliation of the expected income tax benefit (expense) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended December 31, 2008, 2007 and 2006:

	December 31, 2008	December 31, 2007	December 31, 2006
Income tax computed at federal statutory tax rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	0.2%	(0.1)%	(0.1)%
Change in valuation allowance	(35.6)%	(35.7)%	(32.4)%
Other	(1.1)%	—%	—%
Stock-based compensation	(1.4)%	(2.1)%	(4.4)%
Research and development credits	4.2%	3.9%	2.8%
Permanent differences	(0.1)%	(0.1)%	—%

Total	0.2%	(0.1)%	(0.1)%

The Company has incurred net operating losses from inception. At December 31, 2008, the Company had domestic federal and state net operating loss carryforwards of approximately $118,603 and $113,588, respectively, available to reduce future taxable income, which expire at various dates beginning in 2009 through 2028. The Company also had federal and state research and development tax credit carryforwards of approximately $6,830 and $5,070, respectively, available to reduce future tax liabilities and which expire at various dates beginning in 2015 through 2028. The Company also had foreign net operating loss carryforwards of approximately $14,453 as of December 31, 2008. The net operating loss carryforwards included $2,671 of federal and state net operating losses that are attributable to stock option exercises which will be recorded as an increase in additional paid-in-capital once they are “realized” in accordance with SFAS 123R.

Utilization of the net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. We have not currently completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since our formation, due to the significant complexity and related costs associated with such study. There also could be additional ownership changes in the future which may result in additional limitations in the utilization of the carryforward net operating losses and credits.

Deferred taxes consist of the following:

	As of December 31,
	2008	2007
Net operating loss carryforwards .	$44,181	$34,641
Research and development credits	10,435	6,206
Capitalized start-up costs	881	2,057
Capitalized research and development costs	25,131	18,736
Depreciation and amortization	1,610	585
Deferred revenue	4,715	4,739
Stock-based compensation	3,111	2,517
Other	1,477	1,189

Deferred tax asset	91,541	70,670
Deferred tax asset valuation allowance	(91,541)	(70,670)

Net deferred tax asset	$—	$—

As required by SFAS No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has determined at this time that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets and, as a result, a valuation allowance of $91,541 and $70,670 has been established at December 31, 2008 and 2007, respectively.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109” (“FIN 48”). This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. The Company adopted FIN No. 48 on January 1, 2007. The implementation of FIN No. 48 did not have a material impact on the Company’s consolidated financial statements, results of operations or cash flows. At the adoption date of January 1, 2007, and also at December 31, 2008, the Company had no unrecognized tax benefits. The Company has not, as yet, conducted a study of its research and development credit carryforwards. This study may result in an increase or decrease to the Company’s research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position under FIN 48. A full valuation allowance has been provided against the Company’s research and development credits, and if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. As a result, there would be no impact to the consolidated balance sheet, statement of operations or cash flows if an adjustment were required.

The tax years 2000 through 2008 remain open to examination by major taxing jurisdictions to which the Company is subject, which are primarily in the United States, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service or state tax authorities if they have or will be used in a future period. The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years. The Company has not recorded any interest and penalties on any unrecognized tax benefits since its inception.

13.	Accrued Expenses

Accrued expenses consist of the following:

	As of December 31,
	2008 As Adjusted	2007 As Adjusted
Accrued payroll and related benefits	$1,268	$910
Accrued clinical trial costs	1,755	2,180
Accrued professional fees	325	454
Accrued other expenses	719	969

	$4,067	$4,513

14.	Commitments

On October 18, 2005, the Company entered into a lease agreement for approximately 40,000 square feet of office and laboratory space located in Cambridge, Massachusetts. The initial term of the lease commenced on September 1, 2006 for the office space and December 1, 2006 for the laboratory space and was to extend until November 30, 2016 with two five-year renewal options. The Company had the right to use and controlled physical access to the leased premises beginning on December 6, 2005. Thus, the effective lease term began on that date. In March 2006, the Company amended (the “First Amendment”) the October 18, 2005 operating lease agreement. The First Amendment provided for 23,199 square feet of additional laboratory space. The Company has committed to lease this additional laboratory space through January 2017. In addition, the First Amendment extended the original lease term of the existing space an additional two months though January 2017.

Additionally, the lease, as amended, contains rent escalation, rent holiday, and leasehold improvement incentives. Rent escalation and rent holiday are being accounted for as rent expense under the straight-line method. In connection with the lease, the Company received approximately $6.9 million in leasehold improvement incentives from the landlord. These leasehold improvement incentives are being accounted for as a reduction in rent expense ratably over the lease term. The balance from these leasehold improvement incentives is included in current portion of lease incentive obligation and lease incentive obligation, net of current portion in the balance sheets at December 31, 2008 and 2007. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. The Company has provided a $4.0 million standby letter of credit as security for the amended lease as of December 31, 2008 and 2007. The certificate of deposit that secures the letter of credit is included in restricted cash on the balance sheet in the amount of $4.0 million at December 31, 2008 and 2007, respectively.

In connection with the Company’s 2008 restructuring, as discussed in Note 4, the Company vacated approximately 18,000 square feet of office space. The Company is contractually obligated to make lease payments for this office space through January 2017.

The Company subleased its prior office and laboratory space in Boston, Massachusetts, under a noncancelable operating lease which expired in August 2006.

The Company also leases certain office equipment under various operating leases. Total rent expense was $2,750, $2,846 and $2,959, of which $148, $138 and $132 was classified as discontinued operations, for the years ended December 31, 2008, 2007 and 2006, respectively.

Future minimum lease payments under noncancelable operating leases at December 31, 2008, are as follows:

Year ending December 31,
2009	$2,875
2010	2,762
2011	2,755
2012	3,022
2013	3,032
Thereafter	9,348

$23,794

15.	Employee Benefit Plans

In May 2001, the Company adopted the CombinatoRx, Incorporated 401(k) Plan (“401(k) Plan”). The 401(k) Plan allows employees to make pre-tax contributions up to the maximum allowable amount set by the IRS. Under the 401(k) Plan, the Company may make discretionary contributions as approved by the Board of Directors. During 2008, 2007 and 2006, the Company made contributions of $601, $571 and $432, respectively.

Effective December 1, 2007, the Company approved the CombinatoRx Nonqualified Deferred Compensation Plan (the “NQ Plan”), a non-qualified tax-deferred compensation plan in which certain senior managers and officers of the Company may participate. The NQ Plan provides a tax-favorable vehicle for deferring cash compensation, including base salary and bonus awards. Under the NQ Plan, each year a participant may defer up to 25% of his or her base salary and up to 100% of his or her annual cash bonus pay. The participant will at all times be vested in the portion of his or her account attributable to the compensation the participant has elected to defer under the NQ Plan. The Company has established a special account for each participant, however, the Company’s obligation to pay the balance credited to such account will at all times be an unfunded and unsecured obligation of the Company and rank on parity with other unsecured and unsubordinated indebtedness of the Company from time to time outstanding.

The Company may also credit to the account of each eligible participant who makes deferrals a matching contribution in an amount equal to 100% of the deferrals contributed by the participant for such plan year, up to a maximum amount equal to: (i) four percent (4%) of each such participant’s cash compensation for such year, less (ii) the amount of matching contributions made to the Company’s qualified 401(k) Plan for such year on behalf of such participant. In order to be eligible for a matching contribution for a given year, a participant must be employed by the Company on the date the matching contribution is credited to the NQ Plan, which is currently planned to be the January following a participant’s election, and have deferred the maximum amount permitted under the Company’s tax-qualified Section 401(k) Plan for such year. A participant will become 100% vested in any employer contributions credited to his or her account upon the participant’s death, disability or a change in control (as defined in the NQ Plan). Deferred balances are credited to each participant’s account under the NQ Plan and will be credited, at periodic intervals, with earnings that track the actual rate of return for such period realized by the investment fund or funds or index or indices selected by such participant from the range of investment vehicles offered under the NQ Plan. Deferred amounts are paid, at the participant’s option, either in a lump sum or in annual installments over a period of up to ten years upon separation from service or up to five years for scheduled in-service withdrawals. The Company contributed approximately $31 to the NQ Plan as of December 31, 2008.

16.	Quarterly Financial Information (unaudited)

	First Quarter Ended March 31, 2008	Second Quarter Ended June 30, 2008	Third Quarter Ended September 30, 2008	Fourth Quarter Ended December 31, 2008
Revenue	$2,935	$2,926	$2,985	$3,458
Operating expenses:
Research and development	15,694	15,993	13,790	9,819
General and administrative	3,857	3,783	3,790	3,039
Restructuring charge	—	—	—	4,637

Total operating expenses	19,551	19,776	17,580	17,495
Loss from operations	(16,616)	(16,850)	(14,595)	(14,037)
Interest income	1,055	597	413	199
Interest expense	(193)	(175)	(160)	(123)
Loss on early retirement of debt	—	—	—	(195)
Other income (expense)	37	(3)	(14)	(24)

Net loss before provision for income taxes	(15,717)	$(16,431)	$(14,356)	$(14,180)
Benefit (provision) for income taxes	(20)	—	—	128

Net loss from continuing operations	(15,737)	(16,431)	(14,356)	(14,052)

Discontinued operations:
Loss from operations of discontinued subsidiary	(974)	(1,194)	(1,207)	(1,182)

Net loss	$(16,711)	$(17,625)	$(15,563)	$(15,234)

Net loss per share—basic and diluted information:
From continuing operations	$(0.45)	$(0.47)	$(0.41)	$(0.41)
From discontinued operations	(0.03)	(0.04)	(0.04)	(0.02)

Net loss per share—basic and diluted	$(0.48)	$(0.51)	$(0.45)	$(0.43)

Weighted-average number of common shares used in net loss per share calculation—basic and diluted	34,707,142	34,773,053	34,926,731	35,095,516

	First Quarter Ended March 31, 2007	Second Quarter Ended June 30, 2007	Third Quarter Ended September 30, 2007	Fourth Quarter Ended December 31, 2007
Revenue	$3,503	$4,947	$2,685	$2,662
Operating expenses:
Research and development	11,970	11,674	15,192	12,576
General and administrative	4,505	4,079	4,120	4,175

Total operating expenses	16,475	15,753	19,312	16,751
Loss from operations	(12,972)	(10,806)	(16,627)	(14,089)
Interest income	1,353	1,243	1,098	1,335
Interest expense	(102)	(127)	(187)	(318)
Other income (expense)	—	—	—	—

Net loss before provision for income taxes	(11,721)	(9,690)	(15,716)	(13,072)
Provision for income taxes	(21)	—	—	(25)

Net loss from continuing operations	(11,742)	(9,690)	(15,716)	(13,097)

Discontinued operations:
Loss from operations of discontinued subsidiary	(732)	(808)	(440)	(1,118)

Net loss	$(12,474)	$(10,498)	$(16,156)	$(14,215)

Net loss per share—basic and diluted information:
From continuing operations	$(0.41)	$(0.34)	$(0.54)	$(0.39)
From discontinued operations	(0.03)	(0.02)	(0.02)	(0.03)

Net loss per share—basic and diluted	$(0.44)	$(0.36)	$(0.56)	$(0.42)

Weighted-average number of common shares used in net loss per share calculation—basic and diluted	28,635,258	28,837,552	28,971,559	33,615,652

CombinatoRx, Incorporated

Condensed Consolidated Balance Sheets

(in thousands except per share data)

(Unaudited)

	June 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$5,280	$3,039
Restricted cash	1,250	1,250
Short-term investments	21,224	36,614
Accounts receivable	—	124
Unbilled accounts receivable	76	314
Prepaid expenses and other current assets	963	1,001
Current assets of discontinued operations	—	7,837

Total current assets	28,793	50,179

Property and equipment, net	9,640	12,400
Property and equipment of discontinued operations, net	—	995
Restricted cash and other assets	2,984	2,923

Total assets	$41,417	$66,497

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,294	$2,842
Accrued expenses	3,951	4,067
Accrued restructuring	646	1,902
Deferred revenue	7,280	5,384
Current portion of lease incentive obligation	575	575
Current liabilities of discontinued operations	—	19,822

Total current liabilities	13,746	34,592

Deferred revenue, net of current portion	5,384	6,325
Deferred rent, net of current portion	1,643	1,680
Lease incentive obligation, net of current portion	3,787	4,074
Accrued restructuring, net of current portion	—	968
Liabilities of discontinued operations	—	66

Noncontrolling interest in discontinued operations	—	2,917

Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value: 60,000 shares authorized; 35,084 and 35,090 shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	35	35
Additional paid-in capital	253,328	267,238
Accumulated other comprehensive income	12	73
Accumulated deficit	(236,518)	(251,471)

Stockholders’ equity	16,857	15,875

Total liabilities and stockholders’ equity	$41,417	$66,497

CombinatoRx, Incorporated

Condensed Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Revenue:
Collaborations	$3,005	$2,723	$5,334	$5,437
Government contracts and grants	313	203	617	424

Total revenue	3,318	2,926	5,951	5,861

Operating expenses:
Research and development	6,106	15,493	13,243	31,687
General and administrative	4,824	3,783	8,471	7,640
Restructuring	(425)	—	16	—

Total operating expenses	10,505	19,776	21,730	39,327

Operating loss	(7,187)	(16,850)	(15,779)	(33,466)

Interest income	60	597	188	1,652
Interest expense	(11)	(175)	(27)	(368)
Other (expense) income	(11)	(3)	(7)	34

Loss from continuing operations before provision for income taxes	(7,149)	(16,431)	(15,625)	(32,148)

Provision for income taxes	—	—	—	(20)

Loss from continuing operations	(7,149)	(16,431)	(15,625)	(32,168)

Discontinued operations:
Loss from discontinued operations	(529)	(1,194)	(1,536)	(2,168)
Gain on disposal of discontinued operations	15,640	—	15,640	—

Gain (loss) on discontinued operations	15,111	(1,194)	14,104	(2,168)

Net income (loss)	$7,962	$(17,625)	$(1,521)	$(34,336)

Net income (loss) per share applicable to common stockholders—basic and diluted information:
From continuing operations	$(0.20)	$(0.47)	$(0.44)	$(0.93)
From discontinued operations	0.43	(0.04)	0.40	(0.06)

Net income (loss) per share applicable to common stockholders—basic and diluted	$0.23	$(0.51)	$(0.04)	$(0.99)

Weighted average number of common shares used in net income (loss) per share calculation—basic and diluted	35,026,106	34,773,053	35,019,779	34,740,098

CombinatoRx, Incorporated

Condensed Consolidated Statements of Cash Flow

(in thousands)

(Unaudited)

	Six Months ended June 30,
	2009	2008
Operating activities
Net loss	$(1,521)	$(34,336)
Less: Loss from discontinued operations	(1,536)	(2,168)
Gain on disposal of discontinued operations	15,640	—

Loss from continuing operations	(15,625)	(32,168)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	2,608	1,603
Non-cash interest expense	27	34
Non-cash rent expense	(287)	(324)
Stock-based compensation expense	2,459	3,226
Loss on sale of fixed assets	47	—
Decrease in deferred rent	(21)	(34)
Change in assets and liabilities:
Decrease in accounts receivable	123	184
Decrease in unbilled accounts receivable	238	166
(Increase) decrease in prepaid expenses and other assets	(23)	865
(Decrease) increase in accounts payable	(1,548)	612
Decrease in accrued restructuring	(2,224)	—
(Decrease) increase in accrued expenses	79	940
Increase (decrease) in deferred revenue	955	(2,729)

Net cash used in operating activities from continuing operations	(13,192)	(27,625)
Net cash used in operating activities from discontinued operations	(1,088)	(1,007)

Net cash used in operating activities	(14,280)	(28,632)

Investing activities
Purchases of property and equipment	(37)	(988)
Proceeds from sale of fixed assets	142	—
Loss from sale of equity interest in subsidiary	(6,240)	—
Purchases of short-term investments	(61,207)	(193,458)
Sales and maturities of short-term investments	76,536	221,147

Net cash provided by investing activities from continuing operations	9,194	26,701
Net cash used in investing activities from discontinued operations	(16)	(90)

Net cash provided by investing activities	9,178	26,611

Financing activities
Proceeds from exercise of stock options	2	162
Repurchases of common stock	—	(131)
Repayment of notes payable	—	(1,320)

Net cash provided by (used in) financing activities from continuing operations	2	(1,289)
Net cash used in financing activities from discontinued operations	—	(198)

Net cash provided by (used in) financing activities	2	(1,487)

Net decrease in cash and cash equivalents	(5,100)	(3,508)
Cash and cash equivalents at beginning of the period(1)	10,380	11,585

Cash and cash equivalents at end of the period(1)	$5,280	$8,077

(1)

Cash and cash equivalents as of December 31, 2007, June 30, 2008 and December 31, 2008 includes cash and cash equivalents of the Company’s Singapore subsidiary of $8,558, $6,620 and $7,341, respectively.

CombinatoRx, Incorporated

Notes to Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

(Unaudited)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting and as required by Regulation S-X, Rule 10-01. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (including those which are normal and recurring) considered necessary for a fair presentation of the interim financial information have been included. When preparing financial statements in conformity with GAAP, the Company must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements. Actual results could differ from those estimates. As discussed in Note 3, the results of operations and the assets and the liabilities related to the divestiture of the Company’s Singapore subsidiary in June 2009 (the “Divestiture”) have been accounted for as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, (“SFAS 144”). Accordingly, the results of operations from prior periods have been reclassified to discontinued operations as a result of the Divestiture. Additionally, operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for any other interim period or for the fiscal year ending December 31, 2009. For further information, refer to the financial statements and footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission (SEC) on March 16, 2009.

Pursuant to Financial Accounting Standards Board (“FASB”) Statement No. 165, “Subsequent Events”, the Company has evaluated subsequent events through August 10, 2009, the date of the filing of the Form 10-Q.

2.	Recent Accounting Pronouncements

Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 141(R), “Business Combination”, (“SFAS 141(R)”). This standard requires an acquiring company to measure all assets acquired and liabilities assumed, including contingent consideration and all contractual contingencies, at fair value as of the acquisition date. In addition, an acquiring company is required to capitalize in-process research and development expense and either amortize it over the life of the relevant project, or write it off if the project is abandoned or impaired. On June 30, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Neuromed Pharmaceuticals, Inc., a privately held biopharmaceutical company (“Neuromed”), Neuromed Pharmaceuticals Ltd., a wholly owned subsidiary of Neuromed (“Neuromed Canada”), PawSox, Inc., a wholly owned subsidiary of the Company and a representative of the stockholders of Neuromed and Neuromed Canada relating to a business combination the Company plans to close during the fiscal year ended December 31, 2009 (the “Merger”). The Company is currently evaluating the application of SFAS 141(R), and the Company expects the adoption of SFAS 141(R) to have a material impact on the Company’s consolidated financial statements upon closing of the Merger.

In December 2007 FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”), effective January 1, 2009. SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. It also establishes disclosure requirements that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The Company adopted SFAS 160 on January 1, 2009. The noncontrolling interest in the Company’s Singapore subsidiary represents preferred stock that was redeemable at the option of the holder and is classified in the “mezzanine” section between liabilities and stockholders’ equity on the balance sheet in accordance with ASR 268 Presentation in Financial Statements of Redeemable Preferred Stock (“ASR 268”). Additionally, the Company did not attribute losses of the subsidiary to the noncontrolling interest since the preferred stock is equal to its liquidation preference. As such, the Company concluded that the adoption of SFAS 160 did not have a material impact on the consolidated financial statements, and no additional disclosures are required. The Company divested its ownership interest in the Singapore subsidiary in June 2009. See Note 3.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”)—a replacement of FASB Statement No. 162. The FASB Accounting Standards Codification (“Codification”) is intended to be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards will be superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. The Company does not expect the adoption of SFAS 168 to have a material impact on its financial position or results of operations.

During the three months ended June 30, 2009, the Company adopted FASB Staff Position Statement No. 115-2 and FASB Staff Position Statement No. 124-2 “Recognition and Presentation of Other-than-Temporary Impairments”. The Company adjusts the cost of available-for-sale debt securities for amortization of premiums and accretion of discounts to maturity. The Company includes such amortization and accretion in interest and investment income. Realized gains and losses and declines in value, if any, that the Company judges to be other-than-temporary on available-for-sale securities are reported in interest and investment income. To determine whether an other-than-temporary impairment exists, the Company considers whether it intends to sell the debt security and, if it does not intend to sell the debt security, the Company considers available evidence to assess whether it is more likely than not that it will be required to sell the security before the recovery of its amortized cost basis. During the three and six months ended June 30, 2009 and 2008, the Company determined that no securities were other-than-temporarily impaired.

3.	Discontinued Operations

On June 2, 2009, the Company divested its 51% equity ownership interest in CombinatoRx (Singapore) Pte. Ltd. (“CombinatoRx Singapore”), by selling its 2,602,041 ordinary shares of CombinatoRx Singapore to the other shareholder of CombinatoRx Singapore, BioMedical Sciences Investment Fund Pte. Ltd. (“BioMedical Sciences”), for nominal consideration. In connection with the Divestiture, the Company, CombinatoRx Singapore and BioMedical Sciences entered into a termination agreement pursuant to which the parties agreed to terminate all of the prior agreements among the Company, CombinatoRx Singapore and BioMedical Sciences relating to the joint funding and operations of CombinatoRx Singapore. As a result of the Divestiture and the termination of the prior agreements, CombinatoRx Singapore is no longer affiliated with the Company, and the issued and outstanding preferred shares and convertible promissory notes issued by CombinatoRx Singapore and held by BioMedical Sciences are no longer convertible into shares of the Company’s common stock. The Company also entered into a share purchase agreement with CombinatoRx Singapore and BioMedical Sciences and an intellectual property assignment agreement with CombinatoRx Singapore. Under the intellectual property assignment agreement, CombinatoRx Singapore has been assigned and retains all infectious disease intellectual property developed by CombinatoRx Singapore with the assistance of the Company since the formation of CombinatoRx Singapore. Under the share purchase agreement, the Company has agreed not to compete with CombinatoRx Singapore in the discovery and development of product candidates to treat certain infectious diseases in substantially all markets until June 2, 2010.

The following table presents the major classes of assets and liabilities that have been presented as assets of discontinued operations and liabilities of discontinued operations in the accompanying unaudited condensed consolidated balance sheets:

December 31, 2008
Cash and cash equivalents	$7,341
Accounts receivable	215
Unbilled accounts receivable	203
Prepaid expenses and other current assets	78
Property and equipment of discontinued operations, net	995

Total assets of discontinued operations	$8,832

Accounts payable	$116
Accrued expenses	417
Deferred revenue	165
Convertible notes payable of subsidiary	19,189
Deferred rent	1

Total liabilities of discontinued operations	$19,888

The Company recorded a $15,640 gain on the divestiture of CombinatoRx Singapore in June 2009. The gain was calculated as the difference between (1) the consideration received and the carrying value of the noncontrolling equity interest and (2) the carrying value of the assets and liabilities of CombinatoRx Singapore.

4.	Short-term Investments

The Company currently records short-term investments at fair value. Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level 1 – Quoted market prices in active markets for identical assets or liabilities. Assets utilizing Level 1 inputs include money market funds, U.S. government securities and bank deposits;

•

Level 2 – Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves. Assets utilizing Level 2 inputs include U.S. agency securities, including direct issuance bonds and corporate bonds; and

•

Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use. The Company currently has no assets or liabilities valued with Level 3 inputs.

The following table summarizes the financial instruments measured at fair value on a recurring basis in the accompanying consolidated balance sheet as of June 30, 2009:

	Fair Value Measurement as of June 30, 2009			Total
	Level 1	Level 2	Level 3
Short-term investments	$9,169	$12,055	$—	$21,224

Total	$9,169	$12,055	$—	$21,224

The Company’s Level 2 securities are valued using third-party pricing sources. These sources generally use interest rates and yield curves observable at commonly quoted intervals of similar assets as observable inputs for pricing.

Short-term investments consist primarily of investments with original maturities greater than ninety days and less than one year when purchased. The Company classifies these investments as available-for-sale as defined by Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses are included in other comprehensive income (loss).

Available-for-sale securities at June 30, 2009 and December 31, 2008 consist of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
June 30, 2009—
Corporate debt securities	$1,498	$1	$—	$1,499
Government agency securities	9,026	11	—	9,037
U.S. treasuries	1,519	—	—	1,519
Treasury money market funds	9,169	—	—	9,169

	$21,212	$12	$—	$21,224

December 31, 2008—
Corporate debt securities	$7,695	$57	$—	$7,752
Government agency securities	9,261	16	—	9,277
U.S. treasuries	2,510	—	—	2,510
Treasury money market funds	17,075	—	—	17,075

	$36,541	$73	$—	$36,614

The amortized cost and estimated fair value of investments in debt securities, which excludes money market funds, at June 30, 2009 and December 31, 2008, by contractual maturity, were as follows:

	June 30, 2009		December 31, 2008
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Maturing in one year or less	$12,044	$12,056	$19,466	$19,539

The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses. Gross realized gains and losses on the sales of investments have not been material to the Company’s results of operations for all periods presented. As a matter of investment policy, the Company does not invest in auction rate securities.

5.	Comprehensive Income (Loss)

The Company’s total comprehensive income (loss) consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Net income (loss)	$7,962	$(17,625)	$(1,521)	$(34,336)
Other comprehensive income (loss) income:
Unrealized loss on investments	—	(224)	(61)	(200)

Comprehensive income (loss)	$7,962	$(17,849)	$(1,582)	$(34,536)

6.	Net Loss Per Share

The Company calculates net loss per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS 128”). Basic and diluted net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period. The Company’s potentially dilutive shares, which include outstanding common stock options, unvested restricted stock, warrants and convertible notes, have not been included in the computation of diluted net loss per share for all periods, as the result would be anti-dilutive. The Company had net income for the quarter ended June 30, 2009 due to a gain on the disposal of its Singapore subsidiary in June 2009. According to SFAS 128, since the Company had a loss from continuing operations for all periods presented, the diluted share calculation is equal to the basic share calculation. The following common share equivalents, prior to the use of the treasury stock method, have been excluded from the computation of diluted weighted-average shares outstanding as of June 30, 2009 and 2008, as their effect is anti-dilutive.

	Six Months Ended June 30,
	2009	2008
Options outstanding	5,299,669	6,074,754
Unvested restricted stock	57,500	112,813
Warrants outstanding	96,252	96,252
Convertible notes payable	—	1,195,733

7.	Stock-Based Compensation

Under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), the Company recognized, for the three and six months ended June 30, 2009 and 2008, stock-based compensation expense of approximately $1,204 and $2,458 and $1,512 and $3,182, respectively, in connection with its share-based payment awards, net of stock-based compensation expense associated with the divestiture of CombinatoRx Singapore. For the three and six months ended June 30, 2009 and 2008, stock-based compensation expense associated with CombinatoRx Singapore was approximately $69 and $158 and $45 and $111, respectively.

Stock Plans

A summary of the status of the Company’s stock option plans at June 30, 2009 and changes during the six months then ended is presented in the table and narrative below:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	5,954,316	$5.52
Granted	481,000	0.41
Exercised	(11,857)	0.18
Cancelled	(1,123,790)	6.28

Outstanding at June 30, 2009	5,299,669	$4.83	7.15	$189

Vested or expected to vest at June 30, 2009	4,866,359	$4.91	7.01	$150

Exercisable at June 30, 2009	2,993,029	$5.22	6.01	$4

The aggregate intrinsic value in the table above represents the value (the difference between the Company’s closing common stock price on the last trading day of the six months ended June 30, 2009 and the exercise price of the options, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2009. As of June 30, 2009, there was $5,418 of total unrecognized stock-based compensation expense related to stock options granted under the plans. The expense is expected to be recognized over a weighted-average period of 2.5 years.

In March 2009, the Company modified certain outstanding employee stock options to extend the option exercise period upon termination from 90 days to two years. In accordance with SFAS 123R, the Company recorded incremental stock-based compensation expense of $83 at the modification date, as no additional service from the stock option holders was required.

SFAS 123R requires share-based payments to employees to be measured at fair value. The Company uses the Black-Scholes pricing model in order to calculate the estimated fair value of its stock option grants. Since the Company completed its initial public offering in November 2005, it did not have sufficient history as a publicly traded company to evaluate its volatility factor and expected term. As such, the Company analyzes the volatilities and expected terms of several peer companies, in addition to its own historical activity, to support the assumptions used in its calculations. The Company has increased the weight of its own historical activity over time.

During the three and six months ended June 30, 2009 and 2008, respectively, the assumptions used in the Black-Scholes pricing model for new grants were as follows. The Company did not issue any stock options during the three months ended June 30, 2009.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Volatility factor	—	56.00%	100.28%	56.14%
Risk-free interest rate	—	3.34%	1.67%	2.54%
Dividend yield	—	—	—	—
Expected term (in years)	—	5.71	3.76	5.67

Restricted Stock

A summary of the status of non-vested restricted stock as of June 30, 2009 and changes during the six months ended June 30, 2009 is as follows:

	Restricted Stock	Weighted- Average Grant Date Fair Value
Nonvested at December 31, 2008	103,438	$7.71
Granted	—	—
Vested	(28,125)	8.88
Canceled	(17,813)	9.11

Nonvested at June 30, 2009	57,500	$6.71

As of June 30, 2009, there was $270 of total unrecognized stock-based compensation expense related to non-vested restricted stock arrangements granted under the 2004 Equity Incentive Plan. The expense is expected to be recognized over a weighted-average period of 1.3 years. The stock-based compensation expense recognized on restricted stock awards was $154 during the six months ended June 30, 2009, net of stock-based compensation expense associated with the divestiture of CombinatoRx Singapore. For the six months ended June 30, 2009, stock-based compensation expense recognized on restricted stock awards associated with CombinatoRx Singapore was $33.

8.	Restructuring

In the fourth quarter of 2008, the Company implemented a strategic realignment to focus the business on identifying novel product candidates based on unexpected biological synergies. The strategic realignment included a reduction in force of approximately 77 employees. The Company incurred total restructuring charges of $5,095, $4,637 of which was incurred in the fourth quarter of 2008. These restructuring charges included

$3,257 of severance payments and related benefits, $1,704 of facility exit costs, of which $1,314 pertained to the impairment of leasehold improvements and other fixed assets and $390 pertained to the net lease obligation, and $134 of other associated costs.

In the first quarter of 2009, the Company recorded additional restructuring charges of $458 for severance payments and related benefits. The severance benefits for employees that provided service beyond the minimum retention period, or 60 days, were recorded in accordance with Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). In the six month period ended June 30, 2009, the Company recorded a restructuring credit of $442 related to a change in estimate of facility exit costs that were originally recorded in the fourth quarter of 2008.

The following table summarizes the activity as of June 30, 2009 related to the strategic realignment:

	Balance at December 31, 2008	Charges	Payments	Balance at June 30, 2009
Termination benefits	$1,398	$458	$(1,853)	$3
Facilities	1,367	(442)	(282)	643
Other associated costs	105	—	(105)	—

Total	$2,870	$16	$(2,240)	$646

On July 1, 2009, in connection with the entry into the Merger Agreement on June 30, 2009 with Neuromed (as discussed in Note 9), the Company’s Board of Directors committed to a restructuring plan that will result in a workforce reduction of 20 employees, or approximately 36% of the Company’s workforce. The restructuring is a result of a continued strategic realignment of the Company to focus its efforts on its funded drug discovery and conserving capital in connection with the Merger.

As a result of the restructuring plan, the Company plans to record a restructuring charge for termination benefits of approximately $2,703 in the quarter ending September 30, 2009. Severance payments will begin to be paid out during the third quarter of 2009 and will continue into the first quarter of 2010.

As a result of the Company vacating certain lab premises in the third quarter of 2009, the Company expects to record a restructuring credit in the third quarter of 2009 associated with facility exit costs. The credit to restructuring expense will comprise lease termination payments under the Amendment to the Lease (as discussed in Note 11), which will be offset by the reduction of deferred rent and lease incentive obligations. In connection with the Company’s decision to vacate a portion of its laboratory and office premises in the second quarter of 2009, the Company recorded $1,151 of accelerated amortization of leasehold improvements associated with these premises to reflect a remaining useful life commensurate with the estimated date that the Company would vacate the relevant premises. The remaining $1,383 in net book value of such leasehold improvements will be recorded in operating expenses and/or restructuring expenses in the third quarter of 2009.

9.	Merger Agreement

On June 30, 2009, the Company entered into the Merger Agreement with Neuromed, a privately-held biopharmaceutical company. Under the terms of the Merger Agreement and a related escrow agreement (the “Escrow Agreement”) and subject to approval of the stockholders of the Company and Neuromed, the Company will issue approximately 36 million new shares of its common stock to Neuromed stockholders. Current CombinatoRx stockholders will retain approximately 50% of the deemed outstanding shares of common stock of CombinatoRx immediately after the Merger, and current Neuromed stockholders will own or control approximately 48.5% of the deemed outstanding shares of common stock of CombinatoRx immediately after the Merger (a portion of which will be placed in escrow and subject to the terms of the Escrow Agreement). The release of the escrow shares, and any resulting adjustment of the relative ownership percentage of the then outstanding shares of common stock of the combined company, will be based upon the timing of the United States Food and Drug Administration’s (the “FDA’s”) approval of Exalgo™, which was Neuromed’s lead drug product candidate for the treatment of chronic pain. Exalgo is the subject of a recently filed New Drug Application, or NDA, with positive Phase 3 clinical results. The Company will account for the Merger in accordance with SFAS 141(R) upon closing.

10.	Research and Development Agreements

On May 1, 2009, the Company entered into a Research Collaboration and License Agreement (the “Collaboration Agreement”) with Novartis Institutes for BioMedical Research, Inc. (“Novartis”) focused on the discovery of novel anti-cancer combinations. Through the collaboration, the Company will use its combination high throughput screening platform to screen a unique library of molecules, including Novartis compounds, to potentially discover novel single agent and combination therapies to treat various cancers.

Under the terms of the Collaboration Agreement, the Company will receive an initial payment of $4,000, annual research support payments of up to $3,000, and reimbursement for certain expenses. In addition, the Collaboration Agreement may provide the Company with up to $58,000 for each combination product candidate advanced by Novartis upon achievement of certain clinical, regulatory and commercial milestones. The research program has an initial two-year term that may be extended by Novartis for three additional one-year periods. Novartis and the Company also entered into a Software License Agreement, whereby the Company has provided Novartis with a non-exclusive license to use its proprietary Chalice™ analyzer software in connection with the collaboration and other Novartis research programs for approximately five years.

The Company evaluated the Collaboration Agreement and the Software License Agreement under the provisions of Statement of Position 97-2 “Software Revenue Recognition” and Emerging Issues Task Force Issue No. 03-5 “Applicability to AICPA Statement of Position 97-2 to Non-software Deliverables in an Arrangement Containing More-than-Incidental Software” and determined that the software deliverables were not essential to the functionality of the non-software deliverables included in the arrangement. As such, the Company applied the provisions of Emerging Issues Task Force, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” and concluded that the deliverables under the agreements should be accounted for as one unit of accounting. The Company is recognizing the total consideration under the agreements of $10,000 ratably over the five-year software license term and recorded $333 of revenue in the three months ended June 30, 2009.

11.	Subsequent Events

Lease

On August 3, 2009, the Company entered into a Second Amendment (the “Amendment”) to the Office and Laboratory Lease Agreement (the “Lease”) between the Company and MA-Riverview/245 First Street, L.L.C. (the “Landlord”), dated as of October 18, 2005, and amended on March 9, 2006 and June 5, 2006, relating to the Company’s principal office and laboratory facility in Cambridge, Massachusetts (the “Facility”). Prior to the Amendment of the Lease, which expires in January 2017, the Company leased approximately 63,000 square feet of office and laboratory space at the Facility.

In accordance with the terms of the Amendment, the Company and the Landlord agreed that the Company’s occupancy of approximately 18,035 square feet of leased premises located on the sixteenth floor of the Facility (the “Office Premises”) would cease as of June 16, 2009, and that the Company would be liable for rent payments and occupancy costs on the Office Premises through September 30, 2009.

In accordance with the terms of the Amendment, the Company and the Landlord agreed that the Company’s occupancy and liability for rent payments and occupancy costs of approximately 22,095 square feet of leased premises currently occupied by the Company and located on the fourth floor of the of the Facility (the “Lab Premises”) would cease as of September 15, 2009.

Under the Amendment, as consideration for the right to cease occupancy of the Office Premises, the Company will pay the Landlord $500 on or before October 1, 2009. Under the Amendment, as consideration for the right to cease occupancy of the Lab Premises, the Company will pay the Landlord $500 on or before January 1, 2010 and $500 on or before July 1, 2010.

In connection with the Amendment, the Company’s Letter of Credit with Bank of America N.A. for the benefit of the Landlord will be reduced from $4,000 to $2,500, effective as of December 1, 2009; to $1,800 effective as of December 1, 2010; to $1,200 effective as of December 1, 2011; and to $800 effective as of December 1, 2012.

Under the terms of the Lease, as amended by the Amendment, the Company will continue to lease and occupy approximately 23,199 square feet of office and laboratory space at the Facility with a lease term until January 2017.

Executives

In connection with the entry into the Merger Agreement, effective July 1, 2009, Mr. Alexis Borisy, who was President and Chief Executive Officer of the Company, ended his employment with the Company and resigned from the Board of Directors of the Company. Simultaneously, Robert Forrester was appointed by the Company’s Board of Directors as Interim President and Chief Executive Officer and the Company’s Principal Executive Officer. Justin Renz was appointed as Senior Vice President and Chief Financial Officer and as the Company’s Principal Financial and Accounting Officer. Following the consummation of the merger, Christopher Gallen, MD, Ph.D., Neuromed’s President and Chief Executive Officer, will become the President and Chief Executive Officer of the combined company, as well as the Company’s Principal Executive Officer. Mr. Forrester will become the Chief Operating Officer of the combined company. Mr. Renz will remain with the combined company in the same role.

Form S-4 Registration Statement

On August 7, 2009, the Company filed a Registration Statement on Form S-4 with the SEC to register shares of the Company’s common stock issuable to Neuromed stockholders in exchange for shares of Neuromed upon the completion of the Merger pursuant to the Merger Agreement.

Fovea Pharmaceuticals SA

On July 22, 2009, the Company and Fovea amended and restated their Amended and Restated Research and License Agreement, dated as of June 12, 2007 (the “Amended and Restated Agreement”). Under the Amended and Restated Agreement, in exchange for Fovea’s development investment, the Company has granted Fovea an exclusive worldwide license to certain drug combinations to treat allergic and inflammatory diseases of the front of the eye. Fovea has advanced one such combination, Prednisporin (FOV-1101), through a Phase 2a proof-of-concept clinical trial for allergic conjunctivitis. For these licensed combinations, the Company has received payments totaling $1,000, and is eligible to receive up to $24,800 in development and regulatory milestone payments for each combination successfully developed by Fovea, an additional $15,000 milestone payment for the approval of a combination in a specified additional indication and in the event these license combinations are licensed by Fovea to a third party, commercialization milestones of up to an additional $25,000. The Company is also eligible to receive royalties for each product commercialized by Fovea in connection with the agreement.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of The Neuromed Group of Companies:

We have audited the accompanying combined balance sheets of The Neuromed Group of Companies (the “Group”) as of September 30, 2008 and 2007, and the related combined statements of operations, shareholders’ deficiency and comprehensive loss, and cash flows for each of the years in the three-year period ended September 30, 2008. These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Group as of September 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying combined financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the combined financial statements, the Group has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chartered Accountants

/s/ KPMG LLP

Vancouver, Canada

July 10, 2009

The Neuromed Group of Companies

Combined Balance Sheets

(Expressed in thousands of U.S. dollars, except shares)

(Prepared in accordance with U.S. GAAP)

	September 30
	2008	2007
Assets

Current assets:
Cash and cash equivalents	$16,595	$38,157
Short-term investments	—	17,936
Accounts receivable	525	526
Prepaid expenses	1,779	1,369

	18,899	57,988
Property and equipment (note 5)	3,016	3,846

	$21,915	$61,834

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities (note 11)	$11,397	$6,967
Current portion of deferred revenue	—	10,234
Current portion of leasehold inducement	73	28
Current portion of long-term debt (note 6)	864	373

	12,334	17,602

Long-term portion of leasehold inducement	18	35
Long-term debt (note 6)	376	81

	394	116

Redeemable preferred shares (note 7(c))	128,479	121,207

Shareholders’ deficiency:
Common shares (note 7) Issued and outstanding 4,170,627 (2007 – 2,899,432)	—	—
Convertible preferred shares (note 7)	16,119	16,119
Additional paid-in capital	1,063	637
Accumulated deficit	(136,593)	(96,532)
Accumulated other comprehensive income	119	2,685

	(119,292)	(77,091)

	$21,915	$61,834

The Neuromed Group of Companies

Combined Statements of Operations

(Expressed in thousands of U.S. dollars except shares and per share amounts)

(Prepared in accordance with U.S. GAAP)

	Years ended September 30
	2008	2007	2006
Revenue:
License fees	$10,107	$12,498	$3,268
Research and development revenue	1,570	4,278	587

	11,677	16,776	3,855

Expenses:
Research and development	38,507	48,621	10,186
General and administrative	6,193	4,656	3,859
Selling and commercialization	3,222	1,750	447

	47,922	55,027	14,492

Loss from operations	(36,245)	(38,251)	(10,637)

Other income (expenses):
Interest and other income	1,454	2,525	1,560
Foreign exchange gain (loss)	2,541	(1,981)	(250)

	3,995	544	1,310

Loss before income taxes	(32,250)	(37,707)	(9,327)
Income tax expense (note 8)	539	672	422

Net loss for the year	(32,789)	(38,379)	(9,749)
Accretion to redemption value of redeemable convertible preferred shares	7,272	5,433	3,189

Net loss attributed to common shareholders	$(40,061)	$(43,812)	$(12,938)

See accompanying notes to combined financial statements.

The Neuromed Group of Companies

Combined Statements of Shareholders’ Deficiency and Comprehensive Loss

(Expressed in thousands of U.S. dollars except shares)

(Prepared in accordance with U.S. GAAP)

	Convertible Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficiency
	Number	Amount	Number	Par Value
Balance, September 30, 2005 as originally reported	37,518,109	$47,370	1,269,490	$—	$62	$1,329	$(36,583)	$12,178
Cumulative adjustments for adoption of EITF
Topic D-98 (note 3(q))	(29,979,545)	(31,251)	—	—	—	—	(3,199)	(34,450)

Balance, September 30, 2005, as adjusted	7,538,564	16,119	1,269,490	—	62	1,329	$(39,782)	(22,272)
Net loss for the year	—	—	—	—	—	—	(9,749)	(9,749)
Foreign currency translation adjustment	—	—	—	—	—	532	—	532

Comprehensive loss	—	—	—	—	—	—	—	(9,217)
Shares issued for cash upon exercise of stock options	—	—	1,253,249	—	129	—	—	129
Stock-based compensation expense	—	—	—	—	102	—		102
Accretion on preferred shares	—	—	—	—	—	—	(3,189)	(3,189)

Balance, September 30, 2006	7,538,564	16,119	2,522,739	—	293	1,861	(52,720)	(34,447)

Net loss for the year	—	—	—	—	—	—	(38,379)	(38,379)
Foreign currency translation adjustment	—	—	—	—	—	824	—	824

Comprehensive loss	—	—	—	—	—	—	—	(37,555)
Shares issued for cash upon exercise of stock options	—	—	376,693	—	80	—	—	80
Stock-based compensation expense	—	—	—	—	264	—	—	264
Accretion on preferred shares	—	—	—	—	—	—	(5,433)	(5,433)

Balance, September 30, 2007	7,538,564	$16,119	2,899,432	$—	$637	$2,685	$(96,532)	$(77,091)

The Neuromed Group of Companies

Combined Statements of Shareholders’ Deficiency and Comprehensive Loss (Continued)

(Expressed in thousands of U.S. except shares)

(Prepared in accordance with U.S. GAAP)

	Convertible Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficiency
	Number	Amount	Number	Par Value
Balance, September 30, 2007 carried forward	7,538,564	$16,119	2,899,432	$—	$637	$2,685	$(96,532)	$(77,091)
Net loss for the year	—	—	—	—	—	—	(32,789)	(32,789)
Foreign currency translation adjustment	—	—	—	—	—	(2,566)	—	(2,566)

Comprehensive loss	—	—	—	—	—	—	—	(35,355)
Shares issued for cash upon exercise of stock options	—	—	1,271,195	—	151	—	—	151
Stock-based compensation expense	—	—	—	—	275	—	—	275
Accretion on preferred shares	—	—	—	—	—	—	(7,272)	(7,272)

Balance, September 30, 2008	7,538,564	$16,119	4,170,627	$—	$1,063	$119	$(136,593)	$(119,292)

See accompanying notes to combined financial statements.

The Neuromed Group of Companies

Combined Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Years ended September 30
	2008	2007	2006
Cash provided by (used in):

Operations:
Net loss for the year	$(32,789)	$(38,379)	$(9,749)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Amortization of property and equipment	1,337	824	613
Stock-based compensation	275	264	102
Lease inducement	146	—	—
Amortization of deferred lease inducements	(113)	(25)	(23)
Changes in non-cash working capital:
Accounts receivable	(28)	(446)	120
Prepaid expenses	(457)	(865)	142
Accounts payable and accrued liabilities	4,798	2,801	(848)
Deferred revenue	(10,107)	(12,575)	21,133

	(36,938)	(48,401)	11,490

Investments:
Purchase of property and equipment	(700)	(2,253)	(879)
Short-term investments	17,713	18,352	(25,194)

	17,013	16,099	(26,073)

Financing:
Proceeds from long-term debt	1,983	—	843
Repayment of long-term debt	(1,127)	(495)	(420)
Proceeds from issuance of common shares, net of share issue costs	151	80	121
Proceeds from issuance of preferred shares, net of share issue costs	—	53,071	25,064

	1,007	52,656	25,608
Effect of exchange rate changes on cash and cash equivalents	(2,644)	98	222

Increase (decrease) in cash and cash equivalents	(21,562)	20,452	11,247
Cash and cash equivalents, beginning of year	38,157	17,705	6,458

Cash and cash equivalents, end of year	$16,595	$38,157	$17,705

See accompanying notes to combined financial statements.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

1.	Nature of operations:

The Neuromed Group of Companies (the “Group”) consists of biopharmaceutical companies focused on developing and commercializing pain therapies by enhancing the therapeutic and commercial attractiveness of proven drugs and by developing novel small molecule selective calcium channel blockers for the treatment of acute and chronic pain.

2.	Going concern:

The accompanying combined financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Group will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The success of the Group and its ability to realize the carrying value of its assets is dependent on obtaining the necessary regulatory approvals, marketing or partnering its products and achieving profitable operations. It is not possible to predict either the outcome of future research and development programs or the Group’s ability to fund these programs going forward.

The Group has not generated profits since its inception, and further there can be no assurance that the Group will achieve profitability in the future. The Group will require additional financing to fund its operations and its continuation as a going concern is dependent upon, but not limited to, the continuing support of its shareholders and lenders, regulatory approval of its lead candidate NMED-1077, or ExalgoTM, the achievement of profitable operations and the ability to generate sufficient cash from operations. These factors raise substantial doubt regarding the Group’s ability to continue as a going concern. The Group’s ability to achieve one or more of these outcomes is uncertain and will significantly impact the Group’s ability to realize a return on its net assets.

As described in note 12, subsequent to the year end, on February 25, 2009, the Group issued convertible promissory notes for cash proceeds of $9,111,277. In addition, on June 11, 2009 the Group entered into an agreement to sell its rights to Exalgo from which the Group has received approximately $17 million in upfront, milestone and expense re-imbursement payments and under which the Group is eligible to receive between $30 and $40 million in milestone payments upon approval of Exalgo and tiered royalties on Exalgo net sales. On June 30, 2009, the Group signed a merger agreement with CombinatoRx Incorporated which, subject to shareholder approvals, will result in a combined entity with greater financial, technical and operational resources.

Management believes that with the above actions and the support of the Group’s shareholders and lenders that the Group will be able to continue operating as a going concern. There can, however, be no assurance that actions and plans such as those described above will be sufficient for the Group to continue operating as a going concern. These combined financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate should the Group not be able to continue its normal course of business.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

3.	Significant accounting policies:

(a)	Basis of presentation:

These combined financial statements have been prepared in accordance with United States generally accepted accounting principles. These statements combine the accounts of Neuromed Pharmaceuticals Inc. (“NPI”), and Neuromed Pharmaceuticals Ltd. (“NPL”), which includes its wholly-owned subsidiaries, Neuromed Development Inc., 0797733 B.C. Ltd., Neuromed Acquisition Corporation, and 563500 B.C. Ltd., companies that have common borrowing arrangements and ownership. The combined group does not constitute a consolidated or legal entity.

Significant intergroup balances and transactions have been eliminated in these combined financial statements.

(b)	Use of estimates:

The preparation of financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to application of the going concern assumption, accrual of clinical trial expenses, calculation of fair value of the components of the Group’s equity securities, measurement of stock-based compensation, estimation of income tax expense, the recognition and disclosure of revenue from collaborative agreements and contingent liabilities. The reported amounts and note disclosures are determined using management’s best estimates at the date of preparation of these combined financial statements based on assumptions that reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from the estimates used.

(c)	Cash, cash equivalents and short-term investments:

Cash equivalents consist of highly liquid short-term investments with maturities of 90 days or less at the date of acquisition. Short-term investments consist of bankers’ acceptances and low risk commercial paper with original maturities greater than 90 days but less than one year. Cash and cash equivalents and short-term investments are measured at fair value.

(d)	Property and equipment:

Property and equipment are recorded at cost and are amortized on a straight-line basis over their estimated useful lives as follows:

Equipment	5 years
Computer hardware and software	2 -3 years
Furniture and fixtures	3 years
Leasehold improvements	Lesser of lease term or economic life

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

(e)	Intangible assets:

The costs to establish and maintain patents for intellectual property developed internally by the Group are charged to operations as incurred.

(f)	Impairment of long-lived assets:

The Group periodically reviews the carrying value of long-lived assets, including property and equipment and intangible assets, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If it is determined that the carrying value may not be recoverable, the Group’s policy is to record an impairment loss based on the difference between the asset’s fair value and it’s carrying value in the period.

(g)	Leases and leasehold inducements:

Leases entered into are classified as either capital or operating leases. Leases, which substantially transfer all benefits and risks of ownership of property to the Group, are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the purchase and financing.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Leasehold inducements represent leasehold improvements paid for by the landlord and are amortized on a straight-line basis over the term of the lease and are recorded as a reduction of rent expense.

(h)	Revenue recognition:

The Group’s revenues are generated primarily through collaborative research, development and commercialization agreements. The terms of the agreements typically include non-refundable up-front license fees, funding of research and development efforts, milestone payments and/or royalties on product sales. All of the Group’s revenues are from a research collaboration and license agreement with Merck & Co. Ltd.

The Group recognizes revenue in accordance with the Staff Accounting Bulletin No. 104, “Revenue Recognition”, (“SAB 104”), whereby revenues from research and development arrangements are recognized in accordance with the terms of the related agreements, either as services are performed or as milestones are achieved. Revenues related to up-front fees are deferred and recognized over specified future performance periods.

SAB 104 requires companies to identify separate units of accounting based on the consensus reached in Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 provides guidance on how to determine when an arrangement involving multiple revenue-generating activities or deliverables should be divided into separate units of accounting for revenue recognition purposes and, if this division is required, how the arrangement consideration should be allocated among the separate units of accounting. The Group follows the provisions of EITF 00-21 for multiple element revenue arrangements.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

Total consideration for agreements containing multiple elements are allocated to separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on their relative fair values and the applicable revenue recognition criteria are applied to each of the separate units.

The Group recognizes revenues from non-refundable, up-front license fees on a straight-line basis over the contracted or estimated period of performance, which is typically the research or development term. Up-front research and development funding is recognized into income as earned, ratably over the period of effort.

The Group recognizes revenues from non-refundable milestone payments upon achievement of the specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Group has no further obligation to perform under the arrangement, and the amount is collectible.

Royalty revenue is recognized based upon net sales of licensed products as provided by the licensee and is recognized in the period the sales occur.

Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs are recognized in income to the extent the services are performed, the consideration is collectible and the amount of the fees are considered to represent the fair value of those services.

(i)	Research and development expenses:

Research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Contingent milestone payments to third parties under research and development arrangements are expensed when the milestone results are probable of being achieved as part of research and development costs.

(j)	Selling and commercialization expenses:

Costs associated with acquiring technology, selling or out-licensing technology and with preparing for commercial launch of products are classified as selling and commercialization. These costs are expenses as incurred.

(k)	Stock-based compensation:

Effective October 1, 2005 the Group adopted SFAS No. 123(R), Share-Based Payment, using the prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards granted, modified and settled to the Group’s employees and directors after October 1, 2005. In accordance with the prospective transition method, the Group’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

The Group amortizes the fair value of each option on a straight-line basis over the requisite period of the last separately vesting portion of each award. Measurement and attribution of compensation costs for unvested awards at October 1, 2005 granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R), after adjustment for estimated forfeitures.

(l)	Foreign exchange:

The functional and reporting currency of the Group is the U.S. dollar. For operations which have a functional currency other than the U.S. dollar, the financial statements have been translated into the U.S. dollar reporting currency using the current rate method whereby all assets and liabilities denominated in the foreign currency are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation are recorded in other comprehensive income (loss), a component of shareholders’ deficiency.

(m)	Investment tax credits and government grants:

Investment tax credits are accounted for using the cost reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the tax credit claimed will be realized.

(n)	Income taxes:

The Group accounts for income taxes in accordance with FSAS No. 109, “Accounting for Income Taxes.” The objectives of accounting for incomes taxes are to recognize the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events at enacted tax rates that have been recognized in the Group’s financial statements or tax returns. The Group performs periodic evaluations of recorded tax assets and liabilities and maintains a valuation allowance, if considered necessary. The determination of taxes payable for the current year includes estimates. In the event that actual results differ materially from management’s expectations, the estimated taxes payable could materially change, directly impacting the Group’s financial position or results of operations.

Effective October 1, 2007, the Group adopted the provisions of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies) accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The adoption of FIN 48 did not impact the combined financial condition, results of operations or cash flows of the Group.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

(o)	Net loss per common share:

Net loss per common share is calculated based on the net loss for the period and the weighted average number of common shares outstanding. Diluted loss per share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

(p)	Comprehensive income:

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and disclosure of comprehensive income and its components in a full set of general-purpose financial statements. The Group discloses the comprehensive income in the Combined Statements of Shareholders’ Deficiency and Comprehensive Loss. The amount of accumulated other comprehensive income relates to the translation of the Group’s Canadian operation.

(q)	Change in Method of Accounting for Preferred Shares and Stock:

Effective October 1, 2006, the Group elected to change its method of accounting for its Preferred Shares and Stock (Note 7) by adopting EITF Topic D-98 “Classification and Measurement of Redeemable Securities”. to the adoption of EITF Topic D-98 aligns the Group’s financial reporting with certain U.S. security regulations which require preferred securities that are redeemable for cash to be classified outside of permanent equity if they are redeemable at the option of the holder. The shareholders’ deficiency accounts as at September 30, 2005 has been adjusted to apply the new method retrospectively as disclosed in the Combined Statement of Shareholders’ Deficiency and Comprehensive Income (Loss). The net adjustment to shareholders’ deficiency was recorded with the corresponding adjustments to Redeemable Preferred Shares, a temporary account between the Liability and the Equity section on the balance sheet. These adjustments did not impact the income statements; however, the accumulated deficit at September 30, 2005 and 2006 were adjusted to reflect the accretion on the preferred shares of $3,199,075 and $3,188,453, respectively.

4.	Adoption of new accounting standards:

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Group is currently assessing the impact of EITF 07-5 on its combined financial position and results of operations.

In April 2008, FASB issued FASB Staff Position 142-3, entitled “Determination of Useful Life of Intangible Assets” (“FAS No. 142-3”). FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142 entitled “Goodwill and Other Intangible Assets”. FAS No. 142-3 is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning after December 15, 2008. The Group has not yet determined the impact, if any, that FAS No. 142-3 will have on our combined financial statements.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

In December 2007, the FASB issued FAS No. 141 (revised 2007) entitled “Business Combinations” (“FAS No. 141R”) which changes accounting for acquisitions that close in or after 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. FAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. The Group has not yet determined the impact, if any, that FAS No. 141R will have on the financial statements.

In November 2007, the FASB issued SFAS No. 160 entitled “Noncontrolling Interests in Consolidated Financial Statements”, (“FAS 160”), an amendment of ARB No. 51. FAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. FASB 160 is effective for fiscal years beginning on or after December 15, 2008. FASB 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 will be applied prospectively. Early adoption is prohibited. The Group does not anticipate that the adoption of FASB 160 will have an impact on its financial position or results of operations.

In June 2007, the FASB ratified the consensus reached by the EITF on EITF Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 requires companies to defer and capitalize prepaid, nonrefundable research and development payments to third parties and amortize them over the period that the research and development activities are performed or the services are provided, subject to an assessment of recoverability. EITF 07-3 was effective for new contracts entered into during fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. The adoption of EITF 07-3, effective October 1, 2008, is not expected to have a material impact on the Group’s combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits an entity to measure certain financial assets and financial liabilities at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The provisions of SFAS No. 159 were effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159, effective October 1, 2008, is not expected to have a material impact on the Group’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. This pronouncement applies under the other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, for all financial assets and liabilities and for nonfinancial assets and liabilities that are recognized or disclosed at fair value at least annually. It is effective for fiscal years beginning after November 15, 2008 for all other nonfinancial assets and liabilities. SFAS No. 157 is to be applied prospectively. The adoption of the requirements of SFAS No. 157 that were effective October 1, 2008 is not expected to have a material impact on the Group’s financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and improves

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

transparency in financial reporting. FAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. It is effective for fiscal years beginning after November 15, 2008 with early adoption encouraged. The adoption of the requirements of SFAS No. 161 is not expected to have a material impact on the Group’s financial statements.

In May 2009, the FASB issued FAS 165, “Subsequent Events”. This pronouncement establishes standards for accounting for and disclosing subsequent events (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). FAS 165 requires an entity to disclose the date subsequent events were evaluated and whether that evaluation took place on the date financial statements were issued or were available to be issued. It is effective for interim and annual periods ending after June 15, 2009. The adoption of the requirements of SFAS No. 165 is not expected to have a material impact on the Group’s financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“FAS 167”). This standard changes the requirement from using quantitative analysis to qualitative analysis when determining if an enterprise has a controlling financial interest in a variable interest entity (“VIE”) for the purpose of determining the primary beneficiary. It also changes the timing of assessment to determine if an enterprise is the primary beneficiary of a VIE from “when specific events occur” to “ongoing re-assessment”, eliminates the exception related to troubled debt restructuring which is now considered to be an event that requires reconsideration of whether an entity is a VIE, requires enhanced disclosures and nullifies FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” The statement is effective for all interim and annual periods beginning after November 15, 2009. Earlier application is prohibited. On the effective date, certain VIEs which are not consolidated currently may be required to be consolidated. The adoption of the requirements of SFAS No. 167 is not expected to have a material impact on the Group’s financial statements.

5.	Property and equipment:

September 30, 2008	Cost	Accumulated amortization	Net book value
Equipment	$4,840	$2,555	$2,285
Computer hardware and software	1,381	1,003	378
Furniture and fixtures	303	239	64
Leasehold improvements	1,154	865	289

	$7,678	$4,662	$3,016

September 30, 2007	Cost	Accumulated amortization	Net book value
Equipment	$4,822	$1,972	$2,850
Computer hardware and software	1,177	724	453
Furniture and fixtures	279	194	85
Leasehold improvements	1,163	705	458

	$7,441	$3,595	$3,846

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

6.	Long-term debt:

The Group entered into a $4,000,000 asset backed financing credit facility on October 22, 2004. In conjunction with the financing, the Group issued 20,000 warrants (note 7(d)), each warrant entitling the holder to acquire an exchangeable common share of NPL for a price of $1.15, and expiring the earlier of October 22, 2009 or one year following an initial public offering. The credit facility bears interest at CDOR (“Certificate of Deposit Offered Rate”) plus 1.75% per annum (September 30, 2008—4.96%; September 30, 2007—6.72%; September 30, 2006—7.07%). Each draw down on the facility is repayable over a three year period. The promissory note is collateralized by a general security charge over certain assets of the Group.

The future minimum payments are as follows:

Years ending September 30	2008	2007
2008	$—	$373
2009	864	81
2010	376	—

	1,240	454
Current portion	864	373

Long-term portion	$376	$81

7.	Share capital:

(a)	The authorized capital of NPI consists of:

(i)	141,628,103 shares of par value $0.000001 Common Stock of which there are 2,547,938 issued;

(ii)	249,631,897 of Preferred Stock, which may be issued in series, without par or nominal value, of which:

•	the Series A-1 Convertible Preferred Stock and Series A-1 Special Voting Stock are each limited to 1,045,149;

•	the Series A-2 Convertible Preferred Stock and Series A-2 Special Voting Stock are each limited to 786,797;

•	the Series B-1 Convertible Preferred Stock and Series B-1 Special Voting Stock are each limited to 3,297,178;

•	the Series B-2 Convertible Preferred Stock and Series B-2 Special Voting Stock are each limited to 2,409,440;

•	the Series C-1 Redeemable Convertible Preferred Stock is limited to 22,000,000 shares;

•	the Series C-1 Special Voting Stock is limited to 11,000,000 shares;

•	the Series C-2 Redeemable Convertible Preferred Stock is limited to 18,000,000 shares;

•	the Series C-2 Special Voting Stock is limited to 14,000,000 shares;

•	the Series D-1 Preferred Stock and Series D-1 Special Voting Stock are each limited to 18,100,000 shares;

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

•	the Series D-2 Preferred Stock and Series D-2 Special Voting Stock are limited to 39,000,000 shares;

•	the Series E Preferred Stock is limited to 60,000 shares;

•	the Series E Special Voting Stock is limited to 39,000,000 shares; and

•	the Common Special Voting Stock is limited to 16,294,769 shares.

Each share of Common, Series A-1, A-2, B-1, B-2, C-1, C-2, D-1, and D-2 Preferred Stock is issued with one Special Voting Share of NPL which, in each case, together comprise a unit (a “U.S. Unit”). Each share of Series A-1, A-2, B-1, B-2, C-1, C-2, D-1 and D-2 Preferred Stock is convertible at the option of the holder, subject to certain adjustments, into one share of Common Stock.

(b)	The authorized capital of NPL consists of:

(i)	an unlimited number of Common Exchangeable Shares, without par or nominal value of which there are 2,529,280 issued;

(ii)	ten New Common Shares, without par or nominal value of which there is 1 issued;

(iii)	an unlimited number of Special Voting Shares, without par or nominal value;

(iv)	an unlimited number of Non-Voting Preferred Shares, without par or nominal value;

(v)	an unlimited number of Class A/B Convertible Preferred Exchangeable Shares, which may be issued in series, without par or nominal value, of which:

•	an unlimited number are designated as Series A-1 Convertible Preferred Exchangeable Shares;

•	an unlimited number are designated as Series A-2 Convertible Preferred Exchangeable Shares;

•	an unlimited number are designated as Series B-1 Convertible Preferred Exchangeable Shares;

•	an unlimited number are designated as Series B-2 Convertible Preferred Exchangeable Shares;

(vi)	an unlimited number of Class C Preferred Exchangeable Shares, which may be issued in series, without par or nominal value, of which:

•	an unlimited number are designated as Series C-1 Redeemable Convertible Preferred Exchangeable Shares;

•	an unlimited number are designated as Series C-2 Redeemable Convertible Preferred Exchangeable Shares.

(vii)	an unlimited number of Class D Redeemable Convertible Preferred Exchangeable Shares, which may be issued in series, without par or nominal value, of which:

•	an unlimited number are designated as Series D-1 Redeemable Convertible Preferred Exchangeable Shares;

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

•	an unlimited number are designated as Series D-2 Redeemable Convertible Preferred Exchangeable Shares.

(viii)	an unlimited number of Class E Redeemable Convertible Preferred Exchangeable Shares, which may be issued in series, without par or nominal value.

Each Exchangeable Share is issued with one Special Voting Share and one share of the corresponding series of Special Voting Stock in NPI which together comprise a unit (a “Non-U.S. Unit”).

(c)	Preferred share private placements:

By various share subscription agreements, the Group issued Series A Preferred Shares in 1999 and 2000, Series B Preferred Shares in 2000 and 2002, Series C Preferred shares in 2003 and 2005, Series D Shares in 2006 and Series E Preferred Shares in 2007.

Preferred shares issued by NPL comprise part of a Non-U.S. Unit and are exchangeable, or may be forced into corresponding NPI Preferred Stock upon election of more than 50% of the preferred shareholders or a qualifying initial public offering. Preferred stock issued by NPI comprise part of a U.S. Unit and are convertible into Common Stock in certain circumstances. The number of shares of Common Stock issuable upon conversion of these Preferred Stock is subject to adjustment in the event subsequent share issuances, other than excluded issuances, do not meet certain price levels, and in certain other circumstances. Upon the occurrence of certain liquidation events these shares of Preferred Stock are entitled to liquidation preferences over other classes of shares.

Series C shareholders have the option to redeem 5,345,190 shares of the Series C-1 Redeemable Convertible Preferred Stock and 4,647,992 shares of the Series C-2 Redeemable Convertible Preferred Stock in each of 2012, 2013 and 2014.

On February 28, 2006, by a share subscription agreement, the Group issued 18,071,429 Series D-1 Redeemable Convertible Preferred Non-U.S. Units and U.S. Units for net proceeds of $25,063,678, net of share issuance cost of $236,322. Shareholders have the option to redeem 6,023,810 shares of the Series D-1 Redeemable Convertible Preferred Stock in each of 2012, 2013 and 2014.

Upon the issuance of Series D-1 Redeemable Convertible Preferred Non-U.S. Units and U.S. Units in 2006, the Series C Redeemable Convertible Preferred Stock terms were amended to align their redemption dates with the Series D-1 Redeemable Convertible Preferred Stock. The amendment to the terms of the Series C Redeemable Convertible Preferred Stock was considered as a modification of the Series C Redeemable Convertible Preferred Stock for accounting purposes and the Group determined that there was no material impact on the Group’s combined financial statements.

By share subscription agreements dated May 7, 2007 and July 26, 2007, the Group issued 53,408 Series E Redeemable Convertible Preferred Non-U.S. Units and U.S. Units for net proceeds of $53,070,736, net of share issuance cost of $337,286.

Upon the issuance of Series E Redeemable Convertible Preferred Non-U.S. Units and U.S. Units in 2007, the Series C and D Redeemable Convertible Preferred Stock were modified to align their

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

redemption dates with the Series E Redeemable Convertible Preferred Stock. The amendment to the terms of the Series C and D Redeemable Convertible Preferred Stock was considered as a modification of the Series C and D Redeemable Convertible Preferred Stock for accounting purposes and the Group determined that there was no material impact on the Group’s combined financial statements.

On August 7, 2008, in accordance with the terms of the Series E Redeemable Convertible Preferred Stock, the Series E Stock were automatically converted to Series D-2 Stock. Series E shareholders received 650 Series D-2 units for each Series E unit held with no gain or loss resulting from this transaction. Shareholders have the option to redeem 11,571,950 shares of the Series D-2 Redeemable Convertible Preferred Stock in each of 2012, 2013 and 2014.

The Series C and D redemption amount is the original issuance price adjusted at a cumulative rate of 6% per annum. Upon the occurrence of certain liquidation events, the Series C and Series D Preferred Stock are subject to an adjustment at a cumulative rate of 6% per annum.

The series A and B Convertible Preferred Stock have no redemption features and have been recorded as permanent equity in the Shareholders’ Deficiency section on the Group’s Combined Balance Sheets. The Series C and D Redeemable Convertible Preferred Stock have been recorded net of applicable financing costs in the temporary equity section and are being accreted to their redemption value at the end of each reporting period. Accretion charges are recorded as part of shareholders’ Deficiency. The number of shares issued and outstanding for each series of Preferred Stock is listed as follows:

(i)	Preferred Stock recorded as permanent equity:

	Number of Preferred shares	Amount
Series A:
Balance, September 30, 2006, 2007 and 2008	1,831,946	$3,256

Series B:
Balance, September 30, 2006, 2007 and 2008	5,706,618	12,863

Total balance, September 30, 2008	7,538,564	$16,119

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

(ii)	Preferred Stock recorded as temporary equity:

	Number of Preferred shares and stock	Temporary Equity component
Series C-1:
Balance, September 30, 2003	—	$—
Issued for cash	16,035,570	15,288
Accretion of interest	—	1,630

Balance, September 30, 2004	16,035,570	16,918
Accretion of interest	—	1,015

Balance, September 30, 2005	16,035,570	17,933
Accretion of interest	—	1,076

Balance, September 30, 2006	16,035,570	19,009
Accretion of interest	—	1,141

Balance, September 30, 2007	16,035,570	20,150
Accretion of interest	—	1,209

Balance, September 30, 2008	16,035,570	21,359

Series C-2:
Balance, September 30, 2004	—	$—
Issued for cash	13,943,975	15,963
Accretion of interest	—	554

Balance, September 30, 2005	13,943,975	16,517
Accretion of interest	—	991

Balance, September 30, 2006	13,943,975	17,508
Accretion of interest	—	1,050

Balance, September 30, 2007	13,943,975	18,558
Accretion of interest	—	1,113

Balance, September 30, 2008	13,943,975	19,671

Series D-1:
Balance, September 30, 2005	—	—
Issued for cash	18,071,429	25,064
Accretion of interest	—	1,122

Balance, September 30, 2006	18,071,429	26,186
Accretion of interest	—	1,571

Balance, September 30, 2007	18,071,429	27,757
Accretion of interest	—	1,665

Balance, September 30, 2008	18,071,429	29,422

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

	Number of Preferred shares and stock	Temporary Equity component

Series D-2:
Balance, September 30, 2007	—	—
Issued in exchange for Series E	34,715,200	57,542
Accretion of interest	—	485

Balance, September 30, 2008	34,715,200	58,027

Series E:
Balance, September 30, 2006	—	—
Issued for cash	53,408	53,071
Accretion of interest	—	1,671

Balance, September 30, 2007	53,408	54,742
Accretion of interest	—	2,800
Exchanged for Series D-2	(53,408)	(57,542)

Balance, September 30, 2008	—	—

Total balance, September 30, 2008	82,766,174	$128,479

As at September 30, 2008, the unamortized accretion and redemption amounts on the redeemable convertible preferred stock are as follows:

	Unamortized Accretion	Redemption Amounts

2009	$7,709	$—
2010	8,171	—
2011	8,662	—
2012	7,926	52,855
2013	5,200	56,026
Thereafter	2,121	59,387

	$39,789	$168,268

(d)	Warrants:

In conjunction with the financing agreement entered into on October 22, 2004 (note 6), NPL issued 20,000 exchangeable share purchase warrants. Each warrant entitles the holder to purchase one exchangeable common share of NPL for a subscription price of $1.15 which expires the earlier of October 22, 2009 and one year following an initial public offering. The fair value of these warrants, using the Black Scholes fair value method, are immaterial; therefore, not recorded as equity.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

(e)	Incentive stock options and stock-based compensation:

The Group has two stock options plans:

A joint Group – NPI stock option plan (the Joint Group – NPI Plan) under which non-U.S. resident optionees are entitled to purchase Non-U.S. Units, or, if all of the Exchangeable Shares that have been issued have been redeemed or acquired by NPL, one share of Common Stock of NPI; and

A joint NPI – Group stock option plan (the Joint NPI – Group Affiliate Plan) under which U.S. resident optionees are entitled to purchase common U.S. Units, or, if all of the Exchangeable Shares that have been issued have been redeemed or acquired by NPI, one share of common stock of NPI.

Under the Joint NPI – Group Affiliate Plan and the Joint Group – NPI Plan, the Group may grant options for units of common stock to its employees, officers, directors, and certain of its consultants (optionees) for up to a maximum of 13,100,591 units. Options are granted at the discretion of the Board of Directors. The exercise price of each option equals the estimated market price of the Group’s stock on the date of grant. An option’s maximum term is ten years.

A summary of the status of the stock option plans as of September 30, 2008, 2007 and 2006, and changes during the years then ended, is presented below:

	2008		2007		2006
	Number of Units	Weighted average exercise price	Number of Units	Weighted average exercise price	Number of Units	Weighted average exercise price
Outstanding, beginning of year	8,743,889	$0.31	5,802,852	$0.19	5,606,298	$0.16
Granted	1,849,500	0.48	3,434,000	0.48	1,480,000	0.21
Exercised	(1,271,195)	0.12	(371,091)	0.22	(1,253,249)	0.10
Forfeited	(346,495)	0.53	(121,872)	0.46	(30,197)	0.10

Outstanding, end of year	8,975,699	$0.36	8,743,889	$0.31	5,802,852	$0.19

Exercisable, end of year	5,832,511	$0.32	4,907,242	$0.29	2,010,442	$0.28

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

The following tables summarize information about the stock options outstanding as at September 30, 2008 and 2007:

September 30, 2008	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.10	3,107,254	6.20	$0.10	2,649,977	6.04	$0.10
0.24 - 0.48	5,477,762	6.07	0.47	2,791,851	6.57	0.46
0.57 - 0.90	390,683	1.88	0.79	390,683	1.88	0.79

$0.10 - $0.90	8,975,699	5.93	$0.36	5,832,511	6.02	$0.32

September 30, 2007	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.10	4,334,397	7.11	$0.10	2,764,058	6.83	$0.10
0.25 - 0.48	3,965,729	7.87	0.47	1,699,421	7.76	0.46
0.60 - 0.95	443,763	3.02	0.86	443,763	3.02	0.86

$0.10 - $0.95	8,743,889	7.25	$0.31	4,907,242	6.81	$0.29

The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2008 was $1,225,000 and $1,052,000, respectively (2007 – $1,666,000 and $1,070,000; 2006 – $nil and $nil). The intrinsic value of outstanding and exercisable stock options is calculated as the fair market value of the stock at the balance sheet date less the exercise price of the option. The aggregate intrinsic value of options exercised in the year ended September 30, 2008 was $460,000 (2007 – $100,000; 2006 – $nil).

Options granted to non-employees:

Options granted to non-employees generally fully vest one year after issuance, and are exercisable over five to ten years.

The Group accounts for non-employee stock-based compensation using the fair value method. Under this method, stock-based compensation expense is recognized as the stock options are earned on a straight-line basis over the vesting period based on the estimated fair values of options granted. For the year ended September 30, 2008, the Group recorded $5,860 (2007 – $16,652; 2006 – $493) of compensation expense for stock-based compensation awarded to non-employees as an increase to Additional Paid-In Capital.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

The fair values of options granted are estimated as at the date of grant and re-measured periodically during the vesting period using the Black-Scholes option pricing model with the following weighted average assumptions:

Years ended September 30	2008	2007	2006
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	65.0%	65.0%	65.0%
Risk-free interest rate	4.0%	4.2%	3.8%
Expected life	4.0 years	3.0 years	5 years

The weighted average fair value of the options granted to non-employees for the year ended September 30, 2008 was $0.25 (2007—$0.11; 2006—$0.05).

Options granted to employees:

Options granted to employees fully vest four years after the holder commences employment with the Group, and are generally exercisable over a 10 year period or up to 30 days after cessation of employment. For the year ended September 30, 2008, the Group recorded stock-based compensation expense of $268,615 (2007—$247,332; 2006—$57,436) for employee options. Employee stock-based compensation is recognized on a straight-line basis over the vesting period based on the estimated fair values of options granted since October 1, 2003.

The fair values of options granted are estimated as at the date of grant under the provisions of FAS No. 123R using the Black-Scholes option pricing model, with the following weighted average assumptions:

Years ended September 30,	2008	2007	2006
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	65.0%	65.0%	65.0%
Risk-free interest rate	4.0%	4.2%	4.1%
Expected life	4.0 years	3.0 years	5.0 years

It is not practical to estimate the volatility of the stock based on historical data as there have been limited share transactions; instead, the expected volatility is determined by observations of implied volatilities from companies in similar industries with publicly traded shares. The expected life is determined by observing historical data and exercise behavior and comparing with companies in similar industries with publicly traded shares.

Under FAS No.123R, stock-based compensation is recognized based on awards expected to vest and is reduced for estimated forfeitures. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ. Forfeiture rate is estimated to be minimal.

The weighted average fair value of the options granted to employees for the year ended September 30, 2008 was $0.25 (2007—$0.12; 2006—$0.12) per option.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

Stock-based compensation is recorded in research and development, general and administrative and selling and commercialization expenses as follows:

Years ended September 30,	2008	2007	2006
Research and development	$129	$154	$25
General and administrative	115	88	30
Selling and commercialization	31	22	3

	$275	$264	$58

As of September 30, 2008, the unrecognized stock-based compensation costs related to non-vested stock options was $511,000 (2007—$360,000; 2006—$532,000) which is expected to be recognized over a weighted average period of 2.6 years (2007—2.3 years; 2006—3.1 years).

8.	Income taxes:

Years ended September 30,	2008	2007	2006
Combined income tax recovery at expected rates of 31.0% (2007—34.1% and 2006—34.1%)	$(9,998)	$(12,858)	$(3,181)
Non-deductible permanent and other differences	(1,959)	3,402	(1,822)
Foreign taxes less than statutory rate	9,348	9,354	50
Change in valuation allowance	3,148	774	5,375

Tax expense	$539	$672	$422

Our provisions for income taxes consist of the following:

Years ended September 30,	2008	2007	2006
Current
Canadian	$0	$0	$0
United States	539	672	422

Total current	539	672	422
Future
Canadian	0	0	0
United States	0	0	0

	0	0	0

Tax expense	$539	$672	$422

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

Significant components of the Group’s future income tax assets and liabilities at September 30, 2008 and 2007 are presented below.

	2008	2007
Future income tax asset:
Non-capital losses	$13,421	$12,313
Scientific research and experimental development expenditures	7,439	5,137
Property plant and equipment	(35)	146
Financing costs	185	195
Intangible assets	(6)	1
Other assets	492	556

Total gross future income tax assets	21,496	18,348
Valuation allowance	(21,496)	(18,348)

Net future income tax asset	$—	$—

At September 30, 2008, the Group has Canadian investment tax credits aggregating $5,575,000 (2007—$4,085,000) available to reduce Canadian federal and provincial income taxes for up to 20 years.

At September 30, 2008, the Group has Canadian non-capital losses carried forward for tax purposes which are available to reduce taxable income of future years of $83,447,000 (2007—$41,147,000). The losses expire as follows:

2009	$4,679
2010	4,157
2014	5,918
2015	13,855
2016	7,320
2017	25,759
2027	18,053
2028	3,706

$83,447

The Group adopted the provisions of FIN 48 on October 1, 2007. In accordance with FIN 48, we have evaluated all uncertain tax positions and have determined that the unrecognized tax benefits at September 30, 2008 were $3,911,000 (2007—$931,000). This represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. We recognize potential interest and penalties related to income tax matters in income tax expense. Tax years ranging from 2004 to 2008 remain subject to examination in Canada and the United States.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

9.	Collaborative agreements and commitments:

Collaborative research, development and intellectual property transfer agreements:

The Group has entered into multiple research, development and intellectual property transfer agreements in the course of its business.

(a)	Merck agreement:

In March 2006, the Group entered into a research collaboration and license agreement with Merck & Co. Ltd. (“Merck”) to research, develop and commercialize NMED-160 and other compounds that selectively target the N-type calcium channel. In April 2006, under the terms of the Merck Agreement, Neuromed received a $25,000,000 initial cash payment from Merck for license fees. The Group also received research funding from Merck for two years as part of the collaborative research program. The research funding ended during the second quarter of 2008. Merck was responsible for all development costs including clinical trials, manufacturing and marketing. Merck also has the right to terminate the agreement at any time. The Merck agreement provides that the Group is eligible to receive milestone payments if certain product development or regulatory objectives are achieved.

The Group identified the research and development services and initial license agreement as a single unit of accounting on the basis that these two deliverables are not separable. On the basis that the achievement of specific development milestones under the Merck Agreement are well-defined, substantive, measurable and reasonable relative to risk and effort, the Group concluded that such payments should be recognized as revenue when the milestone is achieved. On this basis, the Group recognized revenue from the up-front license fee of $25,000,000 over the two-year research program.

The Group recognized license fee revenues of $10,107,000 for the year ended September 30, 2008 (2007—$12,498,000; 2006—$3,268,000). The Group recognized $1,570,000 in research and development revenues for the year ended September 30, 2008 (2007—$4,278,000; 2006—$587,000). Research funding is recognized as revenue in the period related research costs are incurred.

(b)	ALZA agreement:

In April 2007, the Group entered into a long-term development and commercialization agreement with ALZA Corporation (“Alza”), a wholly-owned subsidiary of Johnson & Johnson. Under the terms of the agreement, the Group licensed the exclusive U.S. rights to develop and commercialize OROS® hydromorphone. Under the agreement, the Group made an upfront payment of $30,000,000 and may be required to make future payments totaling up to $36,000,000 upon the achievement of various regulatory milestones. The upfront payment was recorded in the statement of operations as in process research and development. The Group is also obliged to pay royalties based on tiered levels of annual net sales of the product and is responsible for all clinical development and regulatory submissions in the U.S. with ALZA retaining the right to develop and market the product in all other countries.

In April 2007, the Group also entered into a product supply agreement with ALZA pursuant to which ALZA will manufacture NMED-1077 for the Group. The initial term of the product supply agreement ends on December 31, 2013, and may be extended under certain circumstances.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

Under this agreement, the Group has committed to pay ALZA a total of $9,200,000 for OROS® hydromorphone clinical supplies and development work. As at September 30, 2008, total committed expenditures for this development work is $3,985,000 (2007—$7,800,000). These expenditures are expected to be incurred over the next 12 months.

(c)	Commitment:

Total committed expenditures under other development and research agreements as at September 30, 2008 are approximately $7,049,000 (2007—$12,159,000). These expenditures are expected to be incurred over the next two years.

(d)	Operating leases:

The future annual payments under operating leases are as follows:

Years ending September 30:
2009	$616
2010	162
2011	9
Thereafter	—

Total rent expense for the year ended September 30, 2008 was $685,000 (2007-$746,000; 2006 – $495,000).

10.	Financial instruments:

The Group’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, long-term debt and certain redeemable and convertible preferred shares and stock. The Group classifies short-term investments as available-for-sale, which is measured at fair value.

Credit risk

Credit risk is the risk of financial loss to the Group if a collaborative partner fails to meet its contractual obligations.

The Group’s maximum exposure to credit risk is the carrying amount of the financial assets and unearned milestones from any customers as at the reporting date. As at September 30, 2008, this amounts to $525,000 (2007—$526,000). The Group does not maintain a provision for bad debts as the majority of accounts receivable are considered low risk.

With respect to The Group’s credit risk associated with short-term investments, the risk is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations in due course. The Group manages its liquidity through maintaining adequate cash and cash equivalent balances and continuously monitoring current and forecasted cash flows. The majority of the Group’s current financial liabilities are due within forty-five days. The Group’s long-term debt obligation is payable over the next 24 months.

The net liquidity of the Group is considered to be the cash funds available less all committed cash outflows.

As at September 30	2008	2007
Cash, cash equivalents and short term investments	$16,595	$56,093

Less:
Accounts payable and accrued liabilities	(11,397)	(6,967)
Long-term debt	(1,240)	(454)

	$3,958	$48,672

The Group has redeemable preferred shares and stock which may be payable on demand in each of 2012, 2013 and 2014 (see Note 7(c)).

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to currency risks primarily on currency transaction and currency translation risk on operating expenses and net assets that are denominated in currencies other than the respective functional currencies of the Group’s foreign and domestic operations. The Group manages foreign exchange risk by holding cash and cash equivalents in U.S. dollars to support short-term foreign currency forecasted cash outflows. From time to time, the Group enters into forward foreign exchange contracts to manage foreign currency risk. There are no such exchange contracts outstanding as at September 30, 2008. The fluctuation of the U.S. dollar relative to the Canadian dollar will consequently have an impact upon the Group’s loss and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

The Group is exposed to the following U.S. dollar currency risk as at September 30, 2008:

Cash and cash equivalents	$8,901
Accounts receivable	456
Accounts payable and accrued liabilities	(5,734)
Long-term debt	(1,240)

$2,383

With other variables unchanged, a 10% strengthening (weakening) of the U.S. dollar against the Canadian dollar at September 30, 2008 would have no significant impact on the Group’s net loss. However, a 10% strengthening (weakening) of the U.S. dollar against the Canadian dollar would have resulted in an approximate $597,000 decrease (increase) in the Group’s accumulated other comprehensive income.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents and short-term investments as well as long-term debt. The Group limits its exposure to interest rate risk by continually monitoring and adjusting investment portfolio duration to align to forecasted cash requirements. Based on the value of cash and cash equivalents and short-term investments during the year ended September 30, 2008, a 100 basis point increase (decrease) in the interest rate during the period would have decreased (increased) net loss by approximately $355,000.

Fair value

The Series C and D Preferred Shares and Stock are redeemable for cash at the option of the holder at a future date unless earlier converted to Common Shares or Stock. The Group estimated the redemption value of these Shares and Stock as at September 30, 2008 to be $128,479,000.

11.	Supplementary information:

Accounts payable and accrued liabilities:

As at September 30	2008	2007
Accounts payable:
Trade accounts payable	$1,916	$1,326
Accrued liabilities:
Research collaborations	3,948	2,005
Compensation and other employee accruals	1,122	1,398
Selling and commercialization	155	709
Investment tax credit liability	3,911	931
Other	345	598

	9,481	5,641

	$11,397	$6,967

Supplemental information of cash flows:

Years ended September 30,	2008	2007	2006
Interest paid	$119	$50	$53
Interest received	1,773	2,619	884
Income taxes paid	646	565	245

12.	Subsequent Events:

(a)	Promissory Note Issuance

On February 25, 2009, pursuant to a note and warrant purchase agreement, Neuromed US and Neuromed Canada issued $9,111,277 principal amount of 8% convertible promissory notes and warrants to purchase a total of 1,952,420 units in the capital stock of Neuromed US and Neuromed Canada to 17 of Neuromed’s then existing stockholders and their affiliates. Each warrant issued to a US purchaser entitled the holder thereof to purchase at a price of $0.01 per unit, one unit (a “US Unit”)

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

consisting of one share of Series D-1 preferred stock in Neuromed US and one special voting share of Neuromed Canada. Each warrant issued to a Canadian purchaser entitled the holder thereof to purchase, at a price of $0.01 per unit, one unit (a “Canadian Unit”) consisting of one Series D-1 exchangeable preferred share of Neuromed Canada, one special voting share of Neuromed Canada and one share of Series D-1 special voting stock of Neuromed US.

The principle and any interest accrued on the notes is repayable on the earlier of a number of specified events, including the entering into an agreement to sell the Group’s rights to Exalgo, or maturity of the notes on February 24, 2010. In addition to the repayment of principal plus interest, the holders of the notes are entitled to receive 15% of the gross proceeds payable from time to time in connection with certain significant events, including the sale of the Group’s rights to Exalgo, up to a cap equal to twice the principal amount of the notes.

At the option of the holder, a note held by a Canadian or US purchaser is convertible into Canadian or US Units, respectively, at $1.40 per unit. The notes are also automatically convertible into securities issued on a subsequent financing of the Group that meets certain requirements.

Accordingly, on June 11, 2009 the amount of $9,329,948 of principal and interest became due and payable as a result of the Group entering into an agreement to sell its rights to Exalgo. In addition, the holders of the notes became entitled to 15% of the gross proceeds payable from time to time in connection with the sale of the Group’s rights to Exalgo.

(b)	Collaborative Agreements—Termination of Merck Research Collaboration and License Agreement.

On June 8, 2009 the Group received notification that Merck will terminate the research collaboration and license agreement for compounds targeting N-type calcium channels. The agreement will terminate on September 6, 2009.

(c)	Collaborative Agreements—Sale of Exalgo to Mallinckrodt Inc., a subsidiary of Covidien plc.

On June 11, 2009, the Group entered into an Asset Purchase Agreement with Mallinckrodt Inc., a subsidiary of Covidien plc, to sell all of the tangible and intangible assets associated with Exalgo, including the rights to develop and commercialize the product candidate provided in the ALZA agreement. As part of the Asset Purchase Agreement, the ALZA agreements were transferred to Mallinckrodt.

As part of the agreement, the Group received an upfront milestone payment of $10 million and an additional $5 million payment following acceptance of the submission by the Food and Drug Administration, or FDA. If Exalgo is approved, the Group will receive an additional milestone payment of $30 million which could potentially increase up to $40 million, and tiered royalties on Exalgo net sales. In addition, approximately $1.9 million was received on closing as reimbursement for certain agreed upon regulatory and clinical activities which the Group had undertaken.

Neuromed also entered into a Development and Transition Services Agreement whereby Neuromed shall perform, at Mallinckrodt’s cost and expense, certain clinical development and regulatory activities through approval by the FDA of Exalgo, and certain other transition services as agreed upon by the parties. The agreement also provides for reimbursement of certain additional regulatory and clinical activities which Neuromed undertakes.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Years ended September 30, 2008, 2007 and 2006

(d)	Proposed Merger with CombinatoRx, Incorporated

On June 30, 2009, certain members of the Group signed an Agreement and Plan of Merger (the “Merger Agreement”) with CombinatoRx, Incorporated, or CombinatoRx. Under the terms of the Merger Agreement, CombinatoRx will issue shares of common stock to Neuromed stockholders with Neuromed’s pre-merger stockholders holding approximately 49.8% of the voting power of the merged organization upon closing. Based on the timing of the FDA’s approval of Exalgo, the percentage ownership will be adjusted by releasing shares out of escrow to former Neuromed stockholders or cancelling shares in escrow as follows:

•	If Exalgo approval is received by December 31, 2009, pre-merger stockholders of the Group will own approximately 69.1% of the then outstanding shares of common stock of the combined company.

•

If approval is received between January 1, 2010 and September 30, 2010, pre-merger stockholders of the Group will own approximately 58.8% of the then outstanding shares of common stock of the combined company.

•

If approval is received between October 1, 2010 and December 31, 2010, pre-merger stockholders of the Group will own approximately 39.1% of the then outstanding shares of common stock of the combined company.

•	If approval is not received by December 31, 2010, pre-merger stockholders of the Group will own approximately 29.1% of the then outstanding shares of common stock of the combined company.

The Merger Agreement together with the escrow agreement governing the number of shares released or cancelled as set out above provides for the manner in which the initial shares issued upon the merger, and any subsequent adjustment through the escrow arrangement, will be allocated among the pre-merger stockholders of the Group. As used above, the term “then outstanding shares of common stock of the combined company” reflects the impact of the release and/or cancellation of escrow shares in accordance with the terms of the escrow agreement and assumes no additional changes in the combined company’s capitalization after the effective time of the merger.

(e)	Amendment of Convertible Promissory Notes and Authorized Share Capital

On June 30, 2009, Neuromed US and Neuromed Canada entered into an amendment to the note and warrant purchase agreement, pursuant to which the principal amount of the notes and accrued interest thereon automatically convert into units in the capital of Neuromed US and Neuromed Canada on creation of the Class F exchangeable shares of Neuromed Canada, as follows:—the notes issued by Neuromed Canada convert into units, each consisting of one Class F exchangeable share in the capital of Neuromed Canada, one share of Series F special voting stock of Neuromed US and 714 Class F special voting shares of Neuromed Canada; and the notes issued by Neuromed US convert into units, each consisting of one share of Series F redeemable preferred stock in Neuromed US and 714 special voting shares of Neuromed Canada.

The number of units into which the notes will be convertible will be equivalent to the original principal amount plus accrued interest up to the date of conversion, divided by $1,000. Each unit will have a redemption amount equal to $3,000.

The Certificate of Incorporation of Neuromed US was amended on June 30, 2009 to create the Series F redeemable preferred stock and Series F special voting stock. A Special General Meeting of the shareholders of Neuromed Canada will be held on August 7, 2009 to approve the creation of the Class F exchangeable shares.

The Neuromed Group of Companies

Combined Balance Sheets

(Expressed in thousands of U.S. dollars, except shares)

(unaudited)

	June 30, 2009	September 30, 2008
Assets
Current assets:
Cash and cash equivalents	$18,400	$16,595
Accounts receivable	431	525
Prepaid expenses	894	1,779

	19,725	18,899
Property and equipment (note 5)	1,916	3,016

	$21,641	$21,915

Liabilities and Shareholders’ Deficiency
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$12,972	$11,397
Deferred revenue (note 13(b))	14,357	—
Notes payable (note 7)	11,759	—
Warrant liability (note 7)	740	—
Current portion of leasehold inducement	33	73
Current portion of long-term debt (note 14(a))	287	864

	40,148	12,334
Long-term portion of leasehold inducement	—	18
Long-term debt (note 14(a))	236	376

	236	394

Redeemable preferred shares	134,260	128,479
Shareholders’ deficiency:
Common shares Issued and outstanding 4,197,739 (September 30, 2008 – 4,170,627)	—	—
Convertible preferred shares	16,119	16,119
Additional paid-in capital	3,941	1,063
Accumulated deficit	(172,335)	(136,593)
Accumulated other comprehensive income (loss)	(728)	119

	(153,003)	(119,292)

	$21,641	$21,915

See accompanying notes to combined financial statements.

The Neuromed Group of Companies

Combined Statements of Operations and Comprehensive Loss

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three months ended June 30,		Nine months ended June 30,
	2009	2008	2009	2008
Revenue:
License fees	$264	$3,165	$264	$10,218
Research and development revenue	223	504	223	1,587

	487	3,669	487	11,805
Expenses:
Research and development	3,851	9,835	19,566	28,113
General and administrative	2,025	1,289	3,795	4,041
Selling and commercialization	754	867	1,551	2,246

	6,630	11,991	24,912	34,400

Loss from operations	(6,143)	(8,322)	(24,425)	(22,595)
Other income (expense):
Interest expense	(2,442)	(25)	(2,534)	(76)
Interest and other income	6	188	50	1,344
Foreign exchange gain (loss)	(348)	(366)	475	2,055
Accretion of notes payable	(5,324)	—	(5,840)	—
Gain on revaluation of warrants	2,109	—	2,109	—

	(5,999)	(203)	(5,740)	3,323

Loss before income taxes	(12,142)	(8,525)	(30,165)	(19,272)
Income tax expense (recovery)	33	232	(207)	427

Net loss	(12,175)	(8,757)	(29,958)	(19,699)
Accretion to redemption value of redeemable convertible preferred shares	1,927	1,818	5,781	5,454

Net loss attributable to common shareholders	$(14,102)	$(10,575)	$(35,739)	$(25,153)

See accompanying notes to combined financial statements.

The Neuromed Group of Companies

Combined Statements of Cash Flows

(Expressed in thousands of U.S. dollars, except shares)

	Three months ended June 30,		Nine months ended June 30,
	2009	2008	2009	2008
Cash provided by (used in):
Operations:
Net loss for the period	$(12,175)	$(8,757)	$(29,958)	$(19,699)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Amortization of property and equipment	273	339	834	1,024
Stock-based compensation	42	67	140	214
Amortization of deferred lease inducements	(16)	(7)	(47)	(21)
Accretion of notes payable	5,324	—	5,840	—
Implied interest on notes payable	2,221	—	2,221	—
Gain on revaluation of warrants	(2,109)	—	(2,109)	—
Changes in non-cash working capital:
Accounts receivable	(263)	76	38	246
Prepaid expenses	519	499	824	(2,081)
Accounts payable and accrued liabilities	532	2,690	2,034	5,499
Deferred revenue	14,343	(3,162)	14,343	(10,212)

	8,691	(8,255)	(5,840)	(25,030)
Investments:
Purchase of property and equipment	(9)	(404)	(20)	(610)
Short-term investments	—	11,408	—	13,933

	(9)	11,004	(20)	13,323
Financing:
Proceeds from issuance of notes payable	—	—	9,164	—
Proceeds from long-term debt	—	—	—	2,003
Repayment of long-term debt	(179)	(286)	(585)	(849)
Proceeds from issuance of common shares, net of share issue costs	—	4	5	148

	(179)	(282)	8,584	1,302
Effect of exchange rate changes on cash and cash equivalents	695	148	(919)	(2,143)

Increase (decrease) in cash and cash equivalents	9,198	2,615	1,805	(12,548)
Cash and cash equivalents, beginning of period	9,202	22,994	16,595	38,157

Cash and cash equivalents, end of period	$18,400	$25,609	$18,400	$25,609

See accompanying notes to combined financial statements.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Three and nine months ended June 30, 2009

1.	Nature of operations:

The Neuromed Group of Companies (the “Group”) consists of biopharmaceutical companies focused on developing and commercializing pain therapies by enhancing the therapeutic and commercial attractiveness of proven drugs and by developing novel small molecule selective calcium channel blockers for the treatment of acute and chronic pain.

2.	Going concern:

The accompanying combined financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Group will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The success of the Group and its ability to realize the carrying value of its assets is dependent on obtaining the necessary regulatory approvals, marketing or partnering its products and achieving profitable operations. It is not possible to predict either the outcome of future research and development programs or the Group’s ability to fund these programs going forward.

The Group has not generated profits since its inception, and further there can be no assurance that the Group will achieve profitability in the future. The Group will require additional financing to fund its operations and its continuation as a going concern is dependent upon, but not limited to, the continuing support of its shareholders and lenders, regulatory approval of its lead candidate NMED-1077, or ExalgoTM, the achievement of profitable operations and the ability to generate sufficient cash from operations. These factors raise substantial doubt regarding the Group’s ability to continue as a going concern. The Group’s ability to achieve one or more of these outcomes is uncertain and will significantly impact the Group’s ability to realize a return on its net assets.

On June 11, 2009 the Group entered into an agreement to sell its rights to Exalgo from which the Group has received approximately $17 million in upfront milestone and expense re-imbursement payments and under which the Group is eligible to receive between $30 and $40 million in milestone payments upon approval of Exalgo and tiered royalties on Exalgo net sales. On June 30, 2009, the Group signed a merger agreement with CombinatoRx, Incorporated which, subject to shareholder approvals, will result in a combined entity with greater financial, technical and operational resources.

Management believes that with the above actions and the support of the Group’s shareholders and lenders that the Group will be able to continue operating as a going concern. There can, however, be no assurance that actions and plans such as those described above will be sufficient for the Group to continue operating as a going concern. These combined financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate should the Group not be able to continue its normal course of business.

3.	Significant accounting policies:

(a)	Basis of presentation:

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for annual financial statements. The

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Three and nine months ended June 30, 2009

accompanying interim financial information is unaudited and reflects all adjustments consisting of normal recurring adjustments which in the opinion of management, are necessary for a fair presentation of results for the interim periods. These interim combined financial statements have been prepared following the same accounting policies and methods as the combined financial statements for the year ended September 30, 2008, except as disclosed in note 4. These interim combined financial statements should be read in conjunction with combined financial statements and notes hereto included in our September 30, 2008 annual financial statements.

(b)	Principles of Combination:

These combined financial statements have been prepared in accordance with United States generally accepted accounting principles. These statements combine the accounts of Neuromed Pharmaceuticals Inc. (“NPI”), and Neuromed Pharmaceuticals Ltd. (“NPL”), which includes its wholly-owned subsidiaries, Neuromed Development Inc., 0797733 B.C. Ltd., and Neuromed Acquisition Corporation, companies that have common borrowing arrangements and ownership. The combined group does not constitute a consolidated or legal entity.

Significant intergroup balances and transactions have been eliminated in these combined financial statements.

4.	Recent Accounting Pronouncements:

(a)	Adopted in Fiscal 2009:

Effective January 1, 2009, the Group adopted Statement of Financial Accounting Standards No. 141(R), “Business Combination”, (“SFAS 141(R)”). This standard requires an acquiring company to measure all assets acquired and liabilities assumed, including contingent considerations and all contractual contingencies, at fair value as of the acquisition date. In addition, an acquiring company is required to capitalize in-process research and development expense and either amortize it over the life of the relevant project, or write it off if the project is abandoned or impaired. On June 30, 2009, certain members of the Group signed an Agreement and Plan of Merger with CombinatoRx, Incorporated (note 12). The Group is currently evaluating the application of SFAS 141(R) and expects the adoption of SFAS 141(R) to have a material impact on the Group’s combined financial statements on close of the merger.

Effective April 1, 2009, the Group adopted Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“FAS 165”). This pronouncement establishes standards for accounting for and disclosing subsequent events (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). FAS 165 requires an entity to disclose the date subsequent events were evaluated and whether that evaluation took place on the date financial statements were issued or were available to be issued. It is effective for interim and annual periods ending after June 15, 2009. The adoption of the requirements of SFAS No. 165 is not expected to have a material impact on the Group’s financial statements.

(b)	Future changes in accounting standards:

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“FAS 167”). This standard changes the requirement from using

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Three and nine months ended June 30, 2009

quantitative analysis to qualitative analysis when determining if an enterprise has a controlling financial interest in a variable interest entity (“VIE”) for the purpose of determining the primary beneficiary. It also changes the timing of assessment to determine if an enterprise is the primary beneficiary of a VIE from “when specific events occur” to “ongoing reassessment”, and requires enhanced disclosures and nullifies FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” The statement is effective for all interim and annual periods beginning after November 15, 2009. Earlier application is prohibited. On the effective date, certain VIEs which are not consolidated currently may be required to be consolidated. The adoption of the requirements of SFAS No. 167 is not expected to have a material impact on the Group’s financial statements.

In May 2008, the FASB issued FSP Accounting Principles Board 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The adoption of the requirements of FSP APB 14-1 is not expected to have a material impact on the Group’s financial statements.

5.	Property and equipment:

June 30, 2009	Cost	Accumulated amortization	Net book value
Equipment	$4,424	$2,827	$1,597
Computer hardware and software	1,278	1,107	171
Furniture and fixtures	285	249	36
Leasehold improvements	1,060	948	112

	$7,047	$5,131	$1,916

September 30, 2008	Cost	Accumulated amortization	Net book value
Equipment	$4,840	$2,555	$2,285
Computer hardware and software	1,381	1,003	378
Furniture and fixtures	303	239	64
Leasehold improvements	1,154	865	289

	$7,678	$4,662	$3,016

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Three and nine months ended June 30, 2009

6.	Comprehensive Loss:

The Group’s comprehensive loss consists of the following:

	Three months ended June 30,		Nine months ended June 30,
	2009	2008	2009	2008
Net loss	$(12,175)	$(8,757)	$(29,958)	$(19,699)
Other comprehensive loss:
Unrealized gain (loss) from Foreign currency translation	184	342	(847)	(2,200)

Comprehensive loss	$(11,991)	$(8,415)	$(30,805)	$(21,899)

7.	Promissory Note Payable:

On February 25, 2009, pursuant to a note and warrant purchase agreement, NPI and NPL issued $9,111,277 principal amount of 8% convertible promissory notes and warrants to purchase a total of 1,952,420 units in the capital stock of NPI and NPL to certain existing stockholders and their affiliates. Each warrant issued to a US purchaser entitled the holder thereof to purchase at a price of $0.01 per unit, one unit (a “US Unit”) consisting of one share of Series D-1 preferred stock in NPI and one special voting share of NPL. Each warrant issued to a Canadian purchaser entitled the holder thereof to purchase, at a price of $0.01 per unit, one unit (a “Canadian Unit”) consisting of one Series D-1 exchangeable preferred share of NPL, one special voting share of NPL and one share of Series D-1 special voting stock of NPI.

The notes mature February 24, 2010, however the principal and any interest accrued on the notes are repayable earlier based on a number of significant events, including the sale of the Group’s rights to Exalgo. In addition to the repayment of principal plus interest, the holders of the notes are entitled to receive 15% of the gross proceeds payable from time to time in connection with certain significant events, including the sale of the Group’s rights to Exalgo, up to a cap equal to twice the principal amount of the notes. The note principal, accrued interest and 15% of both the up-front fee and first milestone fee from the sale of the Group’s rights to Exalgo were due and payable at June 30, 2009.

At the option of the holder, a note held by a Canadian or US purchaser is convertible into Canadian or US Units, respectively, at $1.40 per unit. The notes are also automatically convertible into securities issued on a subsequent financing of the Group that meets certain requirements.

The promissory note payable consists of a detachable warrant and a convertible note payable. For accounting purposes, the $740,000 fair value of the warrants was determined based on the value of the Series D-1 exchangeable preferred shares; the security into which these warrants are convertible. The fair value attributed to the warrants was classified as a liability in the combined balance sheet as a result of applying the guidance in FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” due to the warrants being convertible into Series D-1 exchangeable preferred shares which are redeemable at the option of the holder. The net value assigned to the debt component and beneficial conversion feature on issuance was $3,645,000 and $2,377,000, respectively. On June 11, 2009, due to the sale of Exalgo, the notes became due and payable and the carrying value of the debt component was fully accreted. At June 30, 2009, the fair value of the warrants was $740,000 resulting in a credit to income of $2,109,000 for the three months ended June 30, 2009.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Three and nine months ended June 30, 2009

8.	Share Capital

Amendment of Convertible Promissory Notes and Authorized Share Capital

On June 30, 2009, Neuromed US and Neuromed Canada entered into an amendment to the note and warrant purchase agreement (note 7), pursuant to which the principal amount of the notes and accrued interest thereon automatically convert into units in the capital of Neuromed US and Neuromed Canada on creation of the Class F exchangeable shares of Neuromed Canada, as follows:

•

the notes issued by Neuromed Canada convert into units, each consisting of one Class F exchangeable share in the capital of Neuromed Canada, one share of Series F special voting stock of Neuromed US and 714 Class F special voting shares of Neuromed Canada;

•	and the notes issued by Neuromed US convert into units, each consisting of one share of Series F redeemable preferred stock in Neuromed US and 714 special voting shares of Neuromed Canada.

The number of units into which the notes will be convertible will be equivalent to the original principal amount plus accrued interest up to the date of conversion, divided by $1,000. Each unit will have a redemption amount equal to $3,000.

The Certificate of Incorporation of Neuromed US was amended on June 30, 2009 to create the Series F redeemable preferred stock and Series F special voting stock. A Special General Meeting of the shareholders of Neuromed Canada was held on August 7, 2009 to approve the creation of the Class F exchangeable shares (note 14 (b)).

9.	Incentive stock options and stock-based compensation:

The Group has two stock options plans:

A joint Group – NPI stock option plan (the Joint Group – NPI Plan) under which non-U.S. resident optionees are entitled to purchase Non-U.S. Units, or, if all of the Exchangeable Shares that have been issued have been redeemed or acquired by NPL, one share of Common Stock of NPI; and

A joint NPI – Group stock option plan (the Joint NPI – Group Affiliate Plan) under which U.S. resident optionees are entitled to purchase common U.S. Units, or, if all of the Exchangeable Shares that have been issued have been redeemed or acquired by NPI, one share of common stock of NPI.

Under the Joint NPI – Group Affiliate Plan and the Joint Group – NPI Plan, the Group may grant options for units of common stock to its employees, officers, directors, and certain of its consultants (optionees) for up to a maximum of 13,100,591 units. Options are granted at the discretion of the Board of Directors. The exercise price of each option equals the estimated market price of the Group’s stock on the date of grant. An option’s maximum term is ten years.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Three and nine months ended June 30, 2009

A summary of the status of the stock option plans as of June 30, 2009, and changes during the nine month period then ended, is presented below. There were no options granted in the three and nine month periods ended June 30, 2009.

	Number of Options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding, September 30, 2008	8,975,699	$0.36	5.93	$1,225
Granted	—	—	—	—
Exercised	(27,112)	0.20	—	—
Forfeited	(1,216,460)	0.43	—	—
Expired	(53,219)	0.47	—	—

Outstanding, June 30, 2009	7,678,908	$0.35	5.13	$1,154

Exercisable, June 30, 2009	6,218,427	$0.32	5.25	$1,102

The intrinsic value of outstanding and exercisable stock options is calculated as the fair market value of the stock at the balance sheet date less the exercise price of the option. The aggregate intrinsic value of options exercised in the nine month period ending June 30, 2009 was $7,537.

The following table summarizes information about the stock options outstanding as at June 30, 2009:

June 30, 2009 Range of exercise prices	Number outstanding	Options outstanding Weighted average remaining contractual life (years)	Weighted average exercise price	Number outstanding	Options exercisable Weighted average remaining contractual life (years)	Weighted average exercise price
$0.10	2,934,404	5.44	$0.10	2,798,779	5.38	$0.10
0.22 - 0.48	4,382,951	5.24	0.47	3,058,095	5.62	0.47
0.52 - 0.82	361,553	1.24	0.72	361,553	1.24	0.72

$0.10 - $0.82	7,678,908	5.13	$0.35	6,218,427	5.25	$0.32

During the three and nine months ended June 30, 2009 no options were issued by the Group. Consequently, during the three and nine months ended June 30, 2008, the weighted-average assumptions used in the Black-Scholes pricing model were as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2009	2008	2009	2008
Dividend yield	—	—	—	—
Expected volatility	—	65.0%	—	65.0%
Risk-free interest rate	—	4.0%	—	4.0%
Expected life (years)	—	4.0	—	4.0

The expected volatility is determined by observations of implied volatilities from companies in similar industries with publicly traded shares. The expected life is determined by observing historical data and exercise behavior.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Three and nine months ended June 30, 2009

The amount of expense recognized in the three months ended June 30, 2009 and 2008 related to stock-based compensation was $42,000 and $67,000, respectively. For the nine months ended June 30, 2009 and 2008, stock-based compensation expense was $140,000 and $214,000, respectively.

Stock-based compensation is recorded in research and development, general and administrative and selling and commercialization expenses as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2009	2008	2009	2008
Research and development	$18	$36	$64	$94
General and administrative	16	22	51	97
Selling and commercialization	8	9	25	23

	$42	$67	$140	$214

As of June 30, 2009, the unrecognized stock-based compensation costs related to non-vested stock options was $245,000 which is expected to be recognized over a weighted average period of 2.1 years.

10.	Supplementary information:

Accounts payable and accrued liabilities:

	June 30, 2009	September 30, 2008
Accounts payable:
Trade accounts payable	$2,866	$1,916
Accrued liabilities:
Research collaborations	2,435	3,948
Compensation and other employee accruals	514	1,122
Selling and commercialization	113	155
Investment tax credit liability	5,341	3,911
Other	1,703	345

	10,106	9,481

	$12,972	$11,397

Supplemental information of cash flows:

	Three months ended June 30,		Nine months ended June 30,
	2009	2008	2009	2008
Interest paid	$6	$25	$26	$84
Interest received	7	210	67	1,633
Income taxes paid	54	232	130	539

11.	Income Taxes:

In accordance with FIN 48, the Group evaluated all uncertain tax positions and determined that the unrecognized tax benefits at September 30, 2008 were $3,911,000. This was increased by $1,430,000 during

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Three and nine months ended June 30, 2009

the nine months ended June 30, 2009, resulting in unrecognized tax benefits of $5,341,000 as at June 30, 2009. The Group recognizes potential interest and penalties related to income tax matters in income tax expense.

12.	Proposed Merger with CombinatoRx, Incorporated:

On June 30, 2009, the Group signed an Agreement and Plan of Merger (the “Merger Agreement”) with CombinatoRx, Incorporated, or CombinatoRx. Under the terms of the merger agreement, CombinatoRx will issue shares of common stock to Neuromed stockholders with each company’s pre-merger stockholders holding approximately 50% of the voting rights of the merged organization upon closing. Based on the timing of the FDA’s approval of Exalgo, the percentage ownership will be adjusted by releasing shares out of escrow to former Neuromed stockholders or cancelling shares in escrow as follows:

•	If Exalgo approval is received by December 31, 2009, pre-merger stockholders of the Group will own approximately 70% of the combined company.

•	If approval is received between January 1, 2010 and September 30, 2010, pre-merger stockholders of the Group will own approximately 60% of the combined company.

•	If approval is received between October 1, 2010 and December 31, 2010, pre-merger stockholders of the Group will own approximately 40% of the combined company.

•	If approval is not received by December 31, 2010, pre-merger stockholders of the Group will own approximately 30% of the combined company.

The Merger Agreement together with the escrow agreement governing the number of shares released or cancelled as set out above provides for the manner in which the initial shares issued upon the merger, and any subsequent adjustment through the escrow arrangement, will be allocated among the pre-merger stockholders of the Group.

13.	Commitments and collaborative agreements:

As at June 30, 2009, purchase commitments were $4,108,000 for research and development agreements.

The future annual payments under operating leases are as follows:

As at June 30, 2009:

2009	$141
2010	150
2011	8
Thereafter	—

(a)	Collaborative Agreements—Termination of Merck Research Collaboration and License Agreement.

On June 8, 2009 the Group received notification that Merck will terminate the research collaboration and license agreement for compounds targeting N-type calcium channels. The agreement will terminate on September 6, 2009.

(b)	Collaborative Agreements—Sale of Exalgo to Mallinckrodt Inc., a subsidiary of Covidien Ltd.

On June 11, 2009, the Group entered into an Asset Purchase Agreement with Mallinckrodt Inc., a subsidiary of Covidien Ltd. to sell all of the rights to develop and commercialize Exalgo. As part of the Asset Purchase Agreement, the ALZA agreements were transferred to Mallinckrodt.

The Neuromed Group of Companies

Notes to Combined Financial Statements

(Tabular dollar amounts expressed in thousands of U.S. dollars, except share and per share amounts)

Three and nine months ended June 30, 2009

As part of the agreement, the Group received an upfront milestone payment of $10 million and an additional $5 million payment following acceptance of the submission by the Food and Drug Administration, or FDA. If Exalgo is approved, the Group will receive an additional milestone payment of $30 million which could potentially increase up to $40 million, and tiered royalties on Exalgo net sales. In addition, approximately $1.9 million was received on closing as reimbursement for certain agreed upon regulatory and clinical activities which the Group had undertaken.

Neuromed also entered into a Development and Transition Services Agreement whereby Neuromed shall perform, at Mallinckrodt’s cost and expense, certain clinical development and regulatory activities through approval by the FDA of Exalgo, and certain other transition services as agreed upon by the parties. The agreement also provides for reimbursement of certain additional regulatory and clinical activities which Neuromed undertakes.

The Group classified the up-front fee, first milestone fee and development fees as one unit of accounting and will recognize the fees over two years since the Group has significant continuing obligations to Covidien during this estimated time period. As a result of the sale, the Group is no longer obligated to pay to ALZA tiered product payment royalties on net sales of Exalgo or regulatory achievement milestone payments.

14.	Subsequent Events:

Subsequent events have been evaluated through September 15, 2009, which is the date the financial statements were issued.

(a)	On July 9, 2009 the Group paid off the remaining balance of the long-term debt from the asset backed credit facility.

(b)	On August 11, 2009 the Group issued Series F redeemable preferred shares to the note holders.

The principal amount of the promissory notes and accrued interest thereon automatically converted into units in the capital of Neuromed US and Neuromed Canada as follows:

•

the notes issued by Neuromed Canada converted into 6,520 units, each consisting of one Class F exchangeable share in the capital of Neuromed Canada, one share of Series F special voting stock of Neuromed US and 714 Class F special voting shares of Neuromed Canada;

•	and the notes issued by Neuromed US converted into 2,924 units, each consisting of one share of Series F redeemable preferred stock in Neuromed US and 714 special voting shares of Neuromed Canada.

The number of units into which the notes were converted was equivalent to the original principal amount plus accrued interest up to the date of conversion, divided by $1,000. Each unit had a redemption amount equal to $3,000.

The Certificate of Incorporation of Neuromed US was amended on June 30, 2009 to create the Series F redeemable preferred stock and Series F special voting stock. A Special General Meeting of the shareholders of Neuromed Canada was held on August 7, 2009 to approve the creation of the Class F exchangeable shares.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

COMBINATORX, INCORPORATED,

PAWSOX, INC.,

NEUROMED PHARMACEUTICALS INC.,

NEUROMED PHARMACEUTICALS LTD.

AND

STOCKHOLDER REPRESENTATIVE

Dated as of June 30, 2009

This Agreement and Plan of Merger (the “Merger Agreement”) contains representations and warranties that CombinatoRx, Incorporated (“CombinatoRx”), PawSox, Inc. (“Merger Sub”), Neuromed Pharmaceuticals Inc. (“Neuromed”) and Neuromed Pharmaceuticals Ltd. (“Neuromed Canada”) made to each other. These representations and warranties were made only for the purposes of the Merger Agreement and solely for the benefit of CombinatoRx, Merger Sub, Neuromed and Neuromed Canada as of specific dates, may be subject to important limitations and qualifications agreed to by the parties thereto and included in confidential disclosure schedules provided by Neuromed and CombinatoRx to each other in connection with the signing of the Merger Agreement, and may not be complete. Furthermore, these representations and warranties may have been made for the purposes of allocating contractual risk between CombinatoRx, Merger Sub, Neuromed and Neuromed Canada instead of establishing these matters as facts, and may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of the filing of the Merger Agreement by CombinatoRx with the Securities and Exchange Commission. Accordingly, you should not rely upon the representations and warranties contained in the Merger Agreement as characterizations of the actual state of facts, since they were intended to be for the benefit of, and to be limited to, the parties thereto.

A-i

A-ii

Exhibits and Schedules

Exhibit A	Forms of Voting Agreements
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Escrow Agreement
Exhibit D	CombinatoRx Board of Directors’ Committees and Classes

Schedule I	Allocation of Merger Consideration
Schedule II	Option Plan Amendments
Schedule III	Option Exchange Program
Schedule IV	Wire Instructions

Neuromed Disclosure Schedule

CombinatoRx Disclosure Schedule

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of June 30, 2009, by and among CombinatoRx, Incorporated, a Delaware corporation (“CombinatoRx”), PawSox, Inc., a Delaware corporation and a wholly-owned subsidiary of CombinatoRx (“Merger Sub”), Neuromed Pharmaceuticals Inc., a Delaware corporation (“Neuromed”), Neuromed Pharmaceuticals Ltd., a corporation existing under the laws of the Province of British Columbia, Canada (“Neuromed Canada”), and Kurt C. Wheeler, as representative of the Neuromed Stockholders (the “Stockholder Representative”).

WHEREAS, CombinatoRx, Merger Sub and Neuromed intend to effect a merger (the “Merger”) of Merger Sub with and into Neuromed in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with Neuromed to be the surviving corporation of the Merger and becoming a wholly-owned subsidiary of CombinatoRx.

WHEREAS, the respective Boards of Directors of CombinatoRx, Merger Sub, Neuromed and Neuromed Canada have declared that it is advisable and in the best respective interests of CombinatoRx, Merger Sub, Neuromed and Neuromed Canada and their respective stockholders to enter into a business combination upon the terms and subject to the conditions set forth herein.

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to CombinatoRx, Merger Sub, Neuromed and Neuromed Canada to enter into this Agreement, certain stockholders of CombinatoRx, Neuromed and Neuromed Canada have entered into voting agreements, dated as of the date hereof, in the forms attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which such stockholders have agreed, subject to the terms thereof, to vote or cause to be voted all of the shares of capital stock of CombinatoRx or the Neuromed Entities, as the case may be, held of record or beneficially owned by such stockholder in favor of the adoption and approval of this Agreement in the case of stockholders of Neuromed, and in favor of the approval of the CombinatoRx Stockholder Proposals in the case of stockholders of CombinatoRx.

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to CombinatoRx, Merger Sub, Neuromed and Neuromed Canada to enter into this Agreement, certain stockholders of CombinatoRx, Neuromed and Neuromed Canada have entered into a registration rights agreement with CombinatoRx, dated as of the date hereof, in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which CombinatoRx has agreed to provide certain registration rights under the Securities Act and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws.

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to CombinatoRx, Merger Sub, Neuromed and Neuromed Canada to enter into this Agreement, CombinatoRx, the Stockholder Representative and the Escrow Agent have entered into an escrow agreement, in the form attached hereto as Exhibit C (the “Escrow Agreement”).

WHEREAS, CombinatoRx, Merger Sub, Neuromed and Neuromed Canada intend to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and to cause the Merger to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code.

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I—THE MERGER

1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into Neuromed. Neuromed shall continue as the surviving corporation (the “Surviving Corporation”) in the Merger and shall continue its corporate existence under the laws of the State of Delaware as a wholly-owned subsidiary of CombinatoRx. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, which shall be filed with the Secretary of State of the State of Delaware on or before the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts, unless another place is agreed to in writing by the parties hereto, at 10:00 a.m., local time, on a date (the “Closing Date”) specified by the parties, which shall be no later than two (2) Business Days after the satisfaction or waiver (subject to applicable Laws) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction of such conditions at the Closing), unless this Agreement has been theretofore terminated pursuant to its terms or unless extended by mutual agreement of the parties.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the appropriate provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, and be subject to all of the restrictions, disabilities and duties of Neuromed and Merger Sub, as provided under Section 259 of the DGCL.

1.5 Certificate of Incorporation and Bylaws. At the Effective Time, the Neuromed Charter, as in effect immediately prior to the Effective Time, shall be amended to be identical to the certificate of incorporation of Merger Sub (the “Merger Sub Charter”), as in effect immediately prior to the Effective Time (which shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in Section 6.7 hereof), except the provisions of the Merger Sub Charter relating to the incorporator of the Merger Sub shall be omitted, and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided and in accordance with applicable Laws (the “Surviving Corporation Charter”). From and after the Effective Time, the Neuromed Bylaws, as in effect immediately prior to the Effective Time, shall be amended and restated to be identical to the bylaws of Merger Sub (the “Merger Sub Bylaws”) as in effect immediately prior to the Effective Time (which shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in Section 6.7 hereof), and as so amended shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable Laws (the “Surviving Corporation Bylaws”).

1.6 Directors and Officers. From and after the Effective Time:

(a) the directors of Merger Sub immediately prior to the Effective Time shall become the initial directors of the Surviving Corporation, until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws; and

(b) the officers of Neuromed at the Effective Time shall be the initial officers of the Surviving Corporation, until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

ARTICLE II—EFFECT OF THE MERGER ON NEUROMED SECURITIES;

EXCHANGE OF SECURITIES

2.1 Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or of the holder of any Neuromed Securities or any shares of the capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of the common stock of Merger Sub, par value $0.01 per share (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation, and all such shares as so converted shall thereafter constitute all of the issued and outstanding shares of the Surviving Corporation.

(b) Cancellation of Certain Stock.

(i) All shares of capital stock of Neuromed that are owned by any Neuromed Entity and any shares of capital stock of Neuromed owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(ii) All shares of Neuromed Special Series Voting Stock, Neuromed Special E, Neuromed Series E and Neuromed Special Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Neuromed Securities. Subject to the escrow arrangement described in Section 2.5 and the terms of the Escrow Agreement, Neuromed Stockholders, taken together, shall have the right to receive, in respect of the Neuromed Series Preferred and Neuromed Common Stock held by them, in the aggregate:

(i) that number of validly issued, fully paid and nonassessable shares of CombinatoRx Common Stock equal to the amount by which (i) the CombinatoRx Deemed Outstanding Shares exceeds (ii) the total number of Neuromed Management Incentive Shares, which aggregate number of shares shall be divided amongst the Neuromed Stockholders in respect of the Neuromed Securities held by them in the manner set forth in Schedule I hereof. The shares issued to Neuromed Stockholders pursuant to this Section 2.1(c)(i) are referred to collectively as the “Initial Merger Consideration”; and

(ii) that additional number of validly issued, fully paid and nonassessable shares of CombinatoRx Common Stock equal to the amount by which (i) the product of (A) the quotient of 7 divided by 3 and (B) the CombinatoRx Deemed Outstanding Shares exceeds (ii) the sum of (A) the total number of Neuromed Management Incentive Shares and (B) the Initial Merger Consideration (for so long as such additional shares are held in escrow, the “Milestone Shares”, and together with the Initial Merger Consideration, the “Merger Consideration”), to be divided amongst Neuromed Stockholders in respect of the Neuromed Securities held by them in the manner set forth in Schedule I hereof.

(d) As of the Effective Time, all outstanding shares of capital stock of Neuromed shall automatically be cancelled and shall cease to exist, and each holder of a certificate (each a “Certificate” and collectively, the “Certificates”) representing shares of capital stock of Neuromed shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of CombinatoRx Common Stock as provided under this Article II upon surrender of such Certificate in accordance with Section 2.2, without interest or dividends.

(e) Neuromed Stock Options and Related Matters.

(i) As soon as practicable following the date of this Agreement, the Board of Directors of Neuromed and Neuromed Canada (or, if appropriate, any committee thereof administering the Neuromed Stock Option Plans) shall adopt such resolutions or take such other actions as are required:

(A) to cause the vesting of Neuromed Stock Options granted under any of the Neuromed Stock Option Plans and outstanding immediately prior to the Effective Time to be accelerated in full effective immediately prior to the Effective Time;

(B) to cause, pursuant to the Neuromed Stock Option Plans, each Neuromed Stock Option outstanding and unexercised immediately prior to the Effective Time to be cancelled and to no longer represent the right to purchase Neuromed Common Stock or any other equity security of the Neuromed Entities, CombinatoRx, the Surviving Corporation or any other Person or any other consideration effective as of the Effective Time; and

(C) to terminate as of or immediately prior to the Effective Time, all Neuromed Stock Option Plans and any and all agreements relating to such plans or awards thereunder.

(ii) After the execution of this Agreement, but in any event, no later than fifteen (15) days prior to the Closing Date, Neuromed shall provide notice of the proposed Merger to each Person who is a holder of Neuromed Stock Options, which notice shall describe the treatment of and payment for such Neuromed Stock Options pursuant to this Section 2.1(e).

2.2 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of CombinatoRx Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, CombinatoRx shall pay to each holder of a fractional share of CombinatoRx Common Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the last sale prices of CombinatoRx Common Stock, as reported on NASDAQ, for the five (5) trading days immediately preceding the Closing Date, rounded to the nearest whole cent.

2.3 Exchange Procedures.

(a) Exchange Fund. Subject to Section 2.5, at or before the Effective Time, for the benefit of Neuromed Stockholders, (i) CombinatoRx shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, certificates representing the shares of CombinatoRx Common Stock issuable pursuant to Section 2.1(c)(i) (“New Certificates”), and (ii) CombinatoRx shall deliver, or shall cause to be delivered, to the Exchange Agent an aggregate amount of cash sufficient to pay the estimated amount of cash to be paid in lieu of fractional shares of CombinatoRx Common Stock) (such cash and New Certificates, being hereinafter referred to as the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make all such payments, CombinatoRx shall promptly deliver, or cause to be delivered, additional funds to the Exchange Agent in an amount that is equal to the deficiency in the amount of funds required to make such payments. The Exchange Agent shall make payments of the aggregate Initial Merger Consideration (less any Escrow Shares) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. As promptly as practicable and in any event not later than two (2) Business Days following the Effective Time, and provided that Neuromed has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who has not previously surrendered such Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Initial Merger Consideration, subject to Section 2.5, and the right to receive Milestone Shares, if any, pursuant to the terms of the Escrow Agreement into which the shares of Neuromed Securities represented by such Certificate or Certificates shall have been converted pursuant to Section 2.1 of this Agreement and Schedule I hereto. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed and duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefore, as applicable, (i) a New Certificate representing that number of shares of CombinatoRx Common Stock (if any) to which such former Neuromed Stockholder shall have become entitled pursuant to this Agreement and Schedule I hereto, subject to Section 2.5, (ii) a check representing the amount of cash (if any) payable in lieu of a fractional share of CombinatoRx Common Stock to which such former Neuromed Stockholder has the right to receive in respect of the Certificate surrendered pursuant to this Agreement, and (iii) subject to Section 2.5, the right to receive Milestone Shares, if any, pursuant to the terms of the Escrow Agreement and Schedule I hereto, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.3(b), each Certificate (other than Certificates representing shares to be cancelled in accordance with Section 2.1(b) and any Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Initial Merger Consideration provided in Section 2.1(c), subject to Section 2.5, any cash in lieu of fractional shares pursuant to Section 2.2, any unpaid dividends or distributions thereon as provided in paragraph (c) of this Section 2.3, and Milestone Shares, if any, pursuant to the terms of the Escrow Agreement and Schedule I hereto. No interest shall be paid or accrued on any cash constituting Initial Merger Consideration (including any cash in lieu of fractional shares) or any such unpaid dividends and distributions payable to holders of Certificates.

(c) Dividends or Other Distributions. No dividends or other distributions with a record date after the Effective Time with respect to CombinatoRx Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 2.3. After the surrender of a Certificate in accordance with this Section 2.3, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of CombinatoRx Common Stock (other than any Escrow Shares, which shall be governed by the terms of the Escrow Agreement) represented by such Certificate.

(d) Lost Certificates. The Exchange Agent and CombinatoRx, as the case may be, shall not be obligated to deliver cash and/or a New Certificate or New Certificates representing shares of CombinatoRx Common Stock to which a holder of Neuromed Securities would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing shares of Neuromed Securities for exchange as provided in this Section 2.3, or, an appropriate affidavit of loss and, if required by CombinatoRx, an indemnity agreement and/or a bond in an amount as may be reasonably required by CombinatoRx. If any New Certificates evidencing shares of CombinatoRx Common Stock are to be issued in a name other than that in which the surrendered Certificate is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a New Certificate for shares of CombinatoRx Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) No Further Rights. The Merger Consideration (including any payments paid pursuant to Section 2.2 and the right to receive any Milestone Shares) delivered upon the surrender for exchange of Certificates (or affidavit of loss in lieu thereof) in accordance with the terms hereof and the right to receive Escrow Shares under the Escrow Agreement shall be deemed to have been delivered (and paid) in full satisfaction of all rights pertaining to such shares of Neuromed Securities, and from and after the Effective Time the stock transfer books of Neuromed shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Neuromed Securities that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to CombinatoRx, the Surviving Corporation or the Exchange Agent, for any reason, such Certificates shall be cancelled, subject to applicable Laws in the case of Dissenting Shares.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates twelve (12) months after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to CombinatoRx, upon demand, and any holder of a Certificate who has not previously complied with this Article II prior to the end of such twelve (12) month period shall thereafter look only to CombinatoRx for payment of its claim for the Initial Merger Consideration. If outstanding Certificates are not surrendered or the payment for them is not claimed prior to the date on which such shares of CombinatoRx Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Laws, become the property of CombinatoRx (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Neuromed Securities for any consideration paid to a public official pursuant to applicable abandoned property, escheat, or similar laws. CombinatoRx and the Exchange Agent shall be entitled to rely upon the books and records of Neuromed to establish the identity of those Persons entitled to receive the Initial Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Neuromed Securities represented by any Certificate, CombinatoRx and the Exchange Agent shall be entitled to deposit any Initial Merger Consideration represented thereby in escrow with an independent third party that is a financial institution and thereafter be relieved with respect to any claims thereto. For greater certainty, this Section 2.3(f) shall not apply to the Escrow Shares.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by CombinatoRx; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America or in certificates of deposit, bank repurchase agreements, or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be placed in the Exchange Fund and be payable to CombinatoRx.

(h) Withholding Rights. Each of CombinatoRx, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or otherwise to any holder of a Certificate, as the case may be, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any other applicable provision of Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by CombinatoRx, the Surviving Corporation, or the Exchange Agent, as the case may be, such deducted, withheld and paid over amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate, as applicable, in respect of which such deduction and withholding was made by CombinatoRx, the Surviving Corporation, or the Exchange Agent, as the case may be. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by CombinatoRx, the Surviving Corporation or the Exchange Agent, as the case may be, shall deliver a notice to the holder of the Certificate, as applicable, of such amount so deducted, withheld or paid over if and to the extent required by applicable Law.

2.4 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, any shares (the “Dissenting Shares”) of the capital stock of Neuromed that are issued and outstanding immediately prior to the Effective Time and that are held by Neuromed Stockholders who, in accordance with Section 262 of the DGCL (the “Appraisal Rights Provisions”), (i) have not voted in favor of adopting this Agreement, (ii) shall have demanded properly in writing appraisal for such shares, (iii) have otherwise complied in all respects with the Appraisal Rights Provisions, and (iv) have not effectively withdrawn, lost, or failed to perfect their rights to appraisal (the “Dissenting Stockholders”), will not be converted into Merger Consideration pursuant to Section 2.1(c), but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under the Appraisal Rights Provisions; provided, however, that all shares of the capital stock of Neuromed held by Neuromed Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under the Appraisal Rights Provisions shall thereupon be deemed to have been cancelled and to have been converted, as of the Effective Time, into the right to receive, without any interest thereon, the Merger Consideration pursuant to Section 2.1(c).

(b) Neuromed shall give CombinatoRx prompt notice of any demands received by Neuromed for the exercise of appraisal rights with respect to shares of the capital stock of Neuromed and CombinatoRx shall have the right to participate in all negotiations and proceedings with respect to such demands. Neuromed shall not, except with the prior written consent of CombinatoRx, which consent shall not be unreasonably withheld or delayed, make any payment with respect to, or settle or offer to settle, any such demands.

2.5 Escrow Arrangement.

(a) At the Effective Time, if, and only if, the FDA Approval Date (as defined in the Escrow Agreement) is not on or prior to the Closing Date, CombinatoRx shall deduct from the Initial Merger Consideration (as set forth in Section 2.1(c)(i)), an aggregate number of shares of CombinatoRx Common Stock equal to the amount by which (i) the CombinatoRx Deemed Outstanding Shares exceeds (ii) the sum of (A) the Firm Shares and (B) the total number of Neuromed Management Incentive Shares, which shares (for so long as such shares are held in escrow, the “Holdback Shares”) shall, without any act or formality on the part of Neuromed Stockholder, be deposited by CombinatoRx with Computershare Trust Company, N.A. (the “Escrow Agent”). The allocation of such Holdback Shares among the Neuromed Stockholders shall be calculated in the manner set forth in Schedule I hereto.

(b) At the Effective Time, if, and only if, the FDA Approval Date (as defined in the Escrow Agreement) is not on or prior to the Closing Date, CombinatoRx shall deposit the Milestone Shares with the Escrow Agent in order to satisfy its obligation to release additional shares of CombinatoRx Common Stock to Neuromed Stockholders pursuant to the terms of the Escrow Agreement. The allocation of such Milestone Shares among the Neuromed Stockholders shall be calculated in the manner set forth in Schedule I hereto.

(c) At the Effective Time, if, and only if, the FDA Approval Date (as defined in the Escrow Agreement), is on or prior to the Closing Date, CombinatoRx shall not deposit the Holdback Shares or the Milestone Shares with the Escrow Agent and instead shall deposit such shares with the Exchange Agent for distribution together with the Firm Shares to the holders of Neuromed Securities in accordance with Section 2.1(c) and Schedule I hereto as if such distribution was made after the Effective Time pursuant to the terms of the Escrow Agreement, including, for the avoidance of doubt, with respect to the respective share amounts to be released upon the FDA Approval Date.

(d) All shares of CombinatoRx Common Stock deposited with the Escrow Agent pursuant to this Section 2.5, are referred to herein as “Escrow Shares” and shall be governed by the terms of the Escrow Agreement. The Escrow Shares shall be released in accordance with the terms and conditions of the Escrow Agreement.

2.6 Neuromed Warrants. CombinatoRx hereby assumes, effective as of the Effective Time, the obligations of the Warrant to purchase Neuromed Securities issued to Comerica Bank on October 22, 2004 such that, in the event that such warrant is outstanding as of the Effective Time, from and after the Effective Time such warrant will be exercisable or convertible so as to allow the holder to acquire on the exercise thereof the same securities, cash and property as would be issuable or payable in consideration for the Option Securities (as defined therein) issuable upon exercise of the unexercised portion of such warrant as if such Option Securities were outstanding as of immediately prior to the Effective Time.

2.7 Neuromed Management Incentive Shares. Prior to the Effective Time, Neuromed may adopt an equity incentive plan providing for the grants of restricted stock units to employees and directors as set forth in Section 5.1 of the Neuromed Disclosure Schedule. If awards under such an equity incentive plan are granted, CombinatoRx hereby agrees to assume, effective as of the Effective Time, such awards.

ARTICLE III—REPRESENTATIONS AND WARRANTIES OF NEUROMED AND

NEUROMED CANADA

Except as set forth in the disclosure schedules delivered concurrently with the execution of this Agreement to CombinatoRx and Merger Sub (the “Neuromed Disclosure Schedule”), which shall identify any exceptions to the representations, warranties and covenants contained in this Agreement (with specific reference to the particular Section or subsection to which such information relates; provided, however, that any information set forth in one section of such Neuromed Disclosure Schedule also shall be deemed to apply to each other section and subsection of this Agreement to which its relevance is reasonably apparent), Neuromed and Neuromed Canada hereby jointly and severally represent and warrant to CombinatoRx and Merger Sub as follows:

3.1 Corporate Organization.

(a) Neuromed is a corporation, duly organized, validly existing and in good corporate standing under the laws of the State of Delaware. Neuromed has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Neuromed is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Neuromed Material Adverse Effect. The certificate of incorporation of Neuromed (the “Neuromed Charter”) and the bylaws of Neuromed (the “Neuromed Bylaws”), copies of which have previously been made available to CombinatoRx, are true, correct and complete copies of such documents as currently in effect and Neuromed is not in violation of any provision thereof. Other than the Neuromed Charter and Neuromed Bylaws, Neuromed is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of Neuromed or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

(b) Neuromed Canada is a corporation duly continued, validly existing and in good corporate standing under the laws of the Province of British Columbia, Canada. Neuromed Canada has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Neuromed Canada is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Neuromed Material Adverse Effect. All of the organizational documents of Neuromed Canada, copies of which have previously been made available to CombinatoRx, are true, correct and complete copies of such documents as currently in effect and Neuromed Canada is not in violation of any provision thereof. Other than such organizational documents, Neuromed Canada is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of Neuromed Canada or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

(c) As of the date hereof, Neuromed has no Subsidiaries. Each of the Subsidiaries of Neuromed Canada is a corporation or legal entity, validly existing and, if applicable, in good standing under the laws of the jurisdiction of its organization. Each of the Subsidiaries of Neuromed Canada has all requisite corporate power or other power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of the Subsidiaries of Neuromed Canada is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Neuromed Material Adverse Effect. The notice of articles and articles or equivalent organizational documents of each of the Subsidiaries of Neuromed Canada, copies of which have previously been made available to CombinatoRx, are true, correct and complete copies of such documents as currently in effect.

3.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of Neuromed consists of 157,528,103 shares of Neuromed Common Stock and 297,657,128 shares of Neuromed Preferred Stock, issuable in series, of which 1,045,149 shares of Neuromed Series A-1, 786,797 shares of Neuromed Series A-2, 3,297,178 shares of Neuromed Series B-1, 2,409,440 shares of Neuromed Series B-2, 22,000,000 shares of Neuromed Series C-1, 18,000,000 shares of Neuromed Series C-2, 34,000,000 shares of Neuromed Series D-1, 39,000,000 shares of Neuromed Series D-2, 60,000 shares of Neuromed Series E, 10,000 shares of Neuromed Series F, 32,500,000 shares of Neuromed Special Common Stock, 1,045,149 shares of Neuromed Special A-1, 786,797 shares of Neuromed Special A-2, 3,297,178 shares of Neuromed Special B-1, 2,409,440 shares of Neuromed Special B-2, 11,000,000 shares of Neuromed Special C-1, 14,000,000 shares of Neuromed Special C-2, 34,000,000 shares of Neuromed Special D-1, 39,000,000 shares of Neuromed Special D-2, 39,000,000 shares of Neuromed Special E and 10,000 shares of Neuromed Special F have been authorized.

(b) As of the date hereof, there are 2,547,938 shares of Neuromed Common Stock issued and outstanding. As of the date hereof, there are no shares of Neuromed Series A-1, no shares of Neuromed Series A-2, no shares of Neuromed Series B-1, no shares of Neuromed Series B-2, 8,375,000 shares of Neuromed Series C-1, 7,282,608 shares of Neuromed Series C-2, 10,832,994 shares of Neuromed Series D-1, 9,815,000 shares of Neuromed Series D-2, no shares of Neuromed Series E and no shares of Neuromed Series F issued and outstanding.

(c) As of the date hereof, there are 1,649,801 shares of Neuromed Special Common Stock, 1,045,149 shares of Neuromed Special A-1, 786,797 shares of Neuromed Special A-2, 3,297,178 shares of Neuromed Special B-1, 2,409,440 shares of Neuromed Special B-2, 7,660,570 shares of Neuromed Special C-1, 6,661,367 shares of Neuromed Special C-2, 7,238,435 shares of Neuromed Special D-1, 24,900,200 shares of Neuromed Special D-2, no shares of Neuromed Special E and no shares of Neuromed Special F issued and outstanding. All required actions have been taken by the Series A-E Holders so that, immediately prior to the Effective Time, there will be no shares of Neuromed Special Common Stock and no shares of Neuromed Special Series Voting Stock issued or outstanding.

(d) As of the date hereof, there are 1,649,801 shares of Neuromed Canada Common Exchangeable Shares, 1,045,149 shares of Neuromed Canada A-1 Exchangeable Shares, 786,797 shares of Neuromed Canada A-2 Exchangeable Shares, 3,297,178 shares of Neuromed Canada B-1 Exchangeable Shares, 2,409,440 shares of Neuromed Canada B-2 Exchangeable Shares, 7,660,570 shares of Neuromed Canada C-1 Exchangeable Shares, 6,661,367 shares of Neuromed Canada C-2 Exchangeable Shares, 7,238,435 shares of Neuromed Canada D-1 Exchangeable Shares, 24,900,200 shares of Neuromed Canada D-2 Exchangeable Shares, no shares of Neuromed Canada E Exchangeable Shares and no shares of Neuromed Canada F Exchangeable Shares issued and outstanding. All required actions have been taken by the stockholders of Neuromed and Neuromed Canada so that, prior to the Effective Time, the foregoing shares of Neuromed Canada Exchangeable Shares will be exchanged for 1,649,801 shares of Neuromed Common Stock, 1,045,149 shares of Neuromed Series A-1, 786,797 shares of Neuromed Series A-2, 3,297,178 shares of Neuromed Series B-1, 2,409,440 shares of Neuromed Series B-2, 7,660,570 shares of Neuromed Series C-1, 6,661,367 shares of Neuromed Series C-2, 7,238,435 shares of Neuromed Series D-1, 24,900,200 shares of Neuromed Series D-2, no shares of Neuromed Series E and no shares of Neuromed Series F. All required actions have been taken by the stockholders of Neuromed and Neuromed Canada so that, immediately prior to the Effective Time, there will be no shares of Neuromed Canada Exchangeable Shares or Neuromed Canada E Exchangeable Shares issued or outstanding.

(e) As of the date hereof, there are 94,502,477 shares of Neuromed Canada Special Voting Shares issued and outstanding. All required actions have been taken by the stockholders of Neuromed and Neuromed Canada so that, immediately prior to the Effective Time, there will be no shares of Neuromed Canada Special Voting Shares issued or outstanding.

(f) As of the date hereof, there is one share of Neuromed Canada New Common Shares and 480 shares of Neuromed Canada Non-Voting Preferred Shares issued and outstanding, all of which are owned by Neuromed.

(g) As of the date hereof, there are Neuromed U.S. Notes having an aggregate principal amount of $2,821,277 outstanding. The outstanding interest accrued through June 29, 2009 on all Neuromed U.S. Notes is $78,996. All required actions have been taken by the holders of Neuromed U.S. Notes, the stockholders of Neuromed and Neuromed Canada, Neuromed and Neuromed Canada so that, not later than the Effective Time, each outstanding Neuromed U.S. Note will be converted into or exchanged for shares of Neuromed Series F (and thereafter each outstanding Neuromed U.S. Note will be cancelled with no further action by any Person) which in turn at the Effective Time will be converted into the right to receive a portion of the Merger Consideration.

(h) As of the date hereof, there are Neuromed Canada Notes having an aggregate principal amount of $6,290,000 outstanding. The outstanding interest accrued through June 29, 2009 on all Neuromed Canada Notes is $176,120. All required actions have been taken by the holders of Neuromed Canada Notes, the stockholders of Neuromed and Neuromed Canada, Neuromed and Neuromed Canada so that, not later than the Effective Time, each outstanding Neuromed Canada Note will be converted into or exchanged for shares of Neuromed Canada F Exchangeable Shares (and thereafter each outstanding Neuromed Canada Note will be cancelled with no further action by any Person) which immediately prior to the Effective Time will be exchanged for shares of Neuromed Series F which in turn at the Effective Time will be converted into the right to receive a portion of the Merger Consideration.

(i) As of the date hereof, there are no shares of Neuromed Common Stock and no shares of Neuromed Preferred Stock held in the treasury of Neuromed.

(j) Section 3.2(j) of the Neuromed Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all issued and outstanding shares of Neuromed Common Stock, shares of Neuromed Preferred Stock, shares of Neuromed Canada Exchangeable Shares, shares of Neuromed Canada E Exchangeable Shares, shares of Neuromed Canada Special Voting Shares, any other equity security of Neuromed or Neuromed Canada (other than Neuromed Stock Options or Neuromed Warrants) and Neuromed Notes, on a holder-by-holder basis.

(k) As of the date hereof, there are units that include an aggregate of 4,039,051 shares of Neuromed Common Stock issuable upon exercise of all outstanding Neuromed U.S. Stock Options, subject to adjustment on the terms set forth in the Neuromed Stock Option Plan (U.S.). As of the date hereof, there are 3,639,857 shares of Neuromed Common Stock issuable upon conversion of all shares of Neuromed Canada Common Exchangeable Shares issuable upon the exercise of all outstanding Neuromed Canada Stock Options, subject to adjustment on the terms set forth in the Neuromed Stock Option Plan (Canada). Section 3.2(k) of the Neuromed Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (i) the name of the holder of each Neuromed Stock Option, (ii) the date each Neuromed Stock Option was granted, (iii) the number, issuer and type of securities subject to each such Neuromed Stock Option, (iv) the expiration date of each such Neuromed Stock Option, (v) the vesting schedule of each such Neuromed Stock Option, (vi) the price at which each such Neuromed Stock Option (or each component thereof, if applicable) may be exercised and (vii) the number of shares of Neuromed Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Neuromed Stock Options. Each Neuromed Stock Option will be accelerated after the date hereof and terminate immediately prior to the Effective Time, all in accordance with the terms of the Neuromed Stock Option Plan under which such Neuromed Stock Option was granted.

(l) As of the date hereof, there are no outstanding restricted stock awards of either Neuromed or Neuromed Canada.

(m) As of the date hereof, there are 20,000 shares of Neuromed Common Stock and 1,952,420 shares of Neuromed Series D-1 issuable upon the conversion of all securities issuable upon the exercise of all outstanding Neuromed Warrants. Section 3.2(m) of the Neuromed Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (i) the name of the holder of each Neuromed Warrant, (ii) the date each Neuromed Warrant was issued, (iii) the number, issuer and type of securities subject to each such Neuromed Warrant, (iv) the price at which each such Neuromed Warrant (or each component thereof, if applicable) may be exercised and (v) whether and to what extent any holders of Neuromed Warrants shall be required to exercise such Neuromed Warrants prior to the Effective Time. If all required actions are taken by the holders of Neuromed Bridge Warrants, the stockholders of Neuromed and Neuromed Canada, Neuromed and Neuromed Canada, Neuromed Bridge Warrants will be exercised pursuant to Section 2 thereof for units of capital stock of Neuromed and Neuromed Canada which will, immediately prior to the Effective Time, be or be exchanged for an aggregate of 1,952,420 shares of Neuromed Series D-1.

(n) All issued and outstanding shares of Neuromed Common Stock and Neuromed Preferred Stock have been duly authorized, validly issued and are fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon Neuromed at the time at which they were issued and were issued in compliance with the Neuromed Charter and Neuromed Bylaws and all applicable Laws. All issued and outstanding securities of Neuromed Canada have been duly authorized, validly issued and are fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon Neuromed Canada at the time at which they were issued and were issued in compliance with the Neuromed Canada Charter and all applicable Laws. Other than the Neuromed Stock Options and Neuromed Warrants or as set forth in the Further Amended Share Exchange Agreement dated May 7, 2007 by and among Neuromed, Neuromed Canada and the holders of shares in the capital of Neuromed or Neuromed Canada, neither Neuromed nor Neuromed Canada has and neither is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for Neuromed or Neuromed Canada to issue, deliver, or sell, or cause to be issued, delivered, or sold any shares of Neuromed Common Stock or any other equity security of Neuromed or Neuromed Canada or any Subsidiary of Neuromed or Neuromed Canada or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any shares of Neuromed Common Stock or any other equity security of Neuromed or Neuromed Canada or any Subsidiary of Neuromed or Neuromed Canada or obligating Neuromed or Neuromed Canada or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. There are no registration rights, repurchase or redemption rights, anti-dilutive rights, voting agreements, voting trusts, preemptive rights or restrictions on transfer relating to any capital stock of Neuromed or Neuromed Canada.

(o) Section 3.2(o) of the Neuromed Disclosure Schedule lists each Subsidiary of Neuromed and Neuromed Canada as of the date hereof and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by Neuromed and Neuromed Canada and (ii) the jurisdiction of incorporation or organization. Immediately prior to the Effective Time, Neuromed will own all of the outstanding securities of Neuromed Canada, and Neuromed Canada will own all of the outstanding securities of each Subsidiary listed on Section 3.2(o) of the Neuromed Disclosure Schedule. No Subsidiary of Neuromed or Neuromed Canada has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of Neuromed or Neuromed Canada to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Subsidiaries of Neuromed or Neuromed Canada (i) are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, (ii) are owned by Neuromed or Neuromed Canada free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (iii) were not issued in violation of the material terms of any agreement or understanding binding upon Neuromed, Neuromed Canada or either of their Subsidiaries at the time at which they were issued, and (iv) were issued in compliance with the applicable governing documents and all applicable Laws.

3.3 Authority. Each of Neuromed and Neuromed Canada has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its respective obligations hereunder, subject only to obtaining Neuromed Stockholder Approval. The adoption, execution, delivery and performance of this Agreement and the approval of the consummation of the transactions contemplated hereby have been recommended by, and have been duly and validly adopted and approved by a unanimous vote of, the Board of Directors of Neuromed Canada. No approval of the holders of the outstanding securities of Neuromed Canada is required in order for Neuromed Canada to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder. The adoption, execution, delivery and performance of this Agreement and the approval of the consummation of the transactions contemplated hereby have been recommended by, and have been duly and validly adopted and approved by a unanimous vote of, the Board of Directors of Neuromed. As of the date hereof, Neuromed has received Series A-E Approval to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder, and no other approval or consent of, or action by, the holders of the outstanding securities of Neuromed, other than Neuromed Stockholder Approval, is required in order for Neuromed to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder. The Board of Directors of Neuromed has recommended that Neuromed Stockholders adopt and approve this Agreement at the Neuromed Stockholder Meeting. Except for Neuromed Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceeding on the part of any Neuromed Entity is necessary to authorize the adoption, execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Neuromed and Neuromed Canada and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the legal, valid and binding obligations of Neuromed and Neuromed Canada, enforceable against Neuromed and Neuromed Canada in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights and general principles of equity. All other documents required to be executed by Neuromed and Neuromed Canada on or prior to the date hereof in connection with the transactions contemplated herein have been duly and validly executed and delivered by Neuromed and Neuromed Canada and (assuming due authorization, execution and delivery by the other parties thereto) constitute the legal, valid and binding obligations of Neuromed and Neuromed Canada, respectively, enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights and general principles of equity.

3.4 No Violation; Required Filings, Consents and Approvals.

(a) Assuming Neuromed Stockholder Approval is obtained, none of the execution, delivery, or performance of this Agreement by Neuromed and Neuromed Canada, the consummation by Neuromed and Neuromed Canada of the transactions contemplated hereby, or compliance by Neuromed and Neuromed Canada with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of Neuromed or Neuromed Canada or any resolution of its respective board of directors (or any committee thereof), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement, or other instrument or obligation to which any Neuromed Entity is a party or by which it or any of its properties or assets may be bound, including without limitation any stockholder agreement or other agreement or understanding with any party holding an ownership interest in Neuromed or Neuromed Canada, or (iii) subject to compliance with the requirements specified in Section 3.4(b)(ii), violate any Law or Order applicable to any Neuromed Entity or any of their properties or assets, excluding from the foregoing clauses (ii) and (iii) such violations, breaches or defaults that would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by Neuromed of its material obligations under this Agreement, or (C) have a Neuromed Material Adverse Effect.

(b) No consent, approval, license, permit, notice, registration, waiver, qualification, order or authorization, or registration, declaration or filing, with or of, as appropriate of (i) any Person or (ii) any Governmental Authority is required by or with respect to any Neuromed Entity in connection with the execution and delivery of this Agreement or any related agreements required to be executed by this Agreement or the consummation of the transactions contemplated hereby and thereby, except for (A) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (B) the filing of the Proxy Statement and related proxy materials with the SEC in accordance with the Exchange Act, and such other filings as are required to be made with the SEC under the Exchange Act or the Securities Act in connection with the transactions contemplated by this Agreement, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (D) such approvals as may be required under applicable federal and state securities Laws and the Laws of any foreign country including, without limitation, the Competition Act (Canada), (E) such filings and approvals as may be required under any Antitrust Laws and (F) such other approvals which, if not obtained or made, would not, individually or in the aggregate, (1) prevent or materially delay consummation of the Merger, (2) otherwise prevent or materially delay performance by Neuromed or Neuromed Canada of its material obligations under this Agreement, or (3) have a Neuromed Material Adverse Effect.

(c) A fully executed copy of each of the Neuromed Canada Voting Agreements has been delivered to CombinatoRx prior to the execution of this Agreement. The Neuromed Canada Voting Agreements have been executed and delivered by shareholders of Neuromed Canada representing sufficient shares of each class and series of capital stock of Neuromed Canada to pass with a sufficient majority all resolutions necessary to approve the Neuromed Canada Amended Charter under the Neuromed Canada Charter and under all applicable Laws. The Board of Directors of Neuromed Canada has taken all necessary corporate action, subject to receipt of approval and effectiveness of the Neuromed Canada Amended Charter, to (i) reserve sufficient shares of Neuromed Canada F Exchangeable Shares to permit the conversion of all of the Neuromed Canada Notes pursuant to the terms of the Neuromed Notes Amendment Agreement and (ii) reserve sufficient shares of Neuromed Canada Special Voting Shares to permit the conversion of the Neuromed U.S. Notes pursuant to the terms of the Neuromed Notes Amendment Agreement.

3.5 Broker’s Fees. None of the Neuromed Entities or any of their respective officers, directors, employees, or agents has employed any broker, finder, or financial advisor to act for any of the Neuromed Entities or incurred any liability for any fees or commissions payable by any of the Neuromed Entities in connection with any of the transactions contemplated by this Agreement (including the Merger), except for fees and commissions incurred in connection with the engagement of JMP Securities Inc. and Evans & Evans, Inc., and for legal, accounting and other professional fees payable in connection with the Merger, all of which will be payable by Neuromed or Neuromed Canada.

3.6 Neuromed Financial Statements.

(a) Attached as Section 3.6 of the Neuromed Disclosure Schedule are true, correct and complete copies of the audited consolidated balance sheet as of September 30, 2007 and September 30, 2008 and the related consolidated audited statements of operations and cash flows for the twelve months ended September 30, 2007 and September 30, 2008 of the Neuromed Entities (collectively, the “Neuromed Financial Statements”). The Neuromed Financial Statements (x) complied, or will comply as to form in all material respects prior to the filing of the Registration Statement, with the published rules and regulations of the SEC with respect thereto, (y) were prepared in accordance with GAAP or Canadian GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (z) fairly presented, in all material respects, the financial position of the Neuromed Entities as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated. The balance sheet of the Neuromed Entities as of September 30, 2008 is hereinafter referred to as the “Neuromed Balance Sheet”.

(b) The Neuromed Entities, collectively, maintain adequate disclosure controls and procedures designed to ensure that material information relating to the Neuromed Entities is made known to the Chief Executive Officer or President and the Chief Financial Officer of Neuromed by others within those entities.

(c) None of the Neuromed Entities nor, to the knowledge of Neuromed, any director, officer, employee, or internal or external auditor of any Neuromed Entity has received or otherwise had or obtained actual knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that any of the Neuromed Entities has engaged in questionable accounting or auditing practices.

(d) During the periods covered by the Neuromed Financial Statements, there have been no: (A) changes in the internal control over financial reporting of the Neuromed Entities that have materially affected, or are reasonably likely to materially affect, the Neuromed Entities’ internal control over financial reporting; (B) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting reported to the Board of Directors of Neuromed and the Neuromed Entities’ external auditors; or (C) instances of fraud, whether or not material, involving the management of any Neuromed Entity or other employees of any Neuromed Entity who have a significant role in the Neuromed Entities’ internal control over financial reporting.

3.7 Absence of Certain Changes or Events. Since September 30, 2008, the Neuromed Entities have conducted their respective businesses in all material respects in the ordinary course consistent with their past practices and:

(a) there has not been any change, event, circumstance or condition to the knowledge of Neuromed that, individually or in the aggregate, has had, or would reasonably be expected to have, a Neuromed Material Adverse Effect;

(b) there has been no split, combination or reclassification of any of the outstanding shares of the capital stock of Neuromed or Neuromed Canada, and neither Neuromed nor Neuromed Canada has declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of the capital stock of Neuromed or Neuromed Canada, respectively;

(c) none of the Neuromed Entities have allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(d) except as required as a result of a change in applicable Laws, GAAP or Canadian GAAP, there has not been any material change in any method of accounting or accounting practice by the Neuromed Entities;

(e) none of the Neuromed Entities have (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing or (ii) incurred or committed to incur capital expenditures in excess of $100,000, in the aggregate;

(f) there has been no transfer (by way of a license or otherwise) of, or agreement to transfer to, any Person’s rights to any of the Neuromed Intellectual Property Assets;

(g) there has been no notice delivered to any of the Neuromed Entities of any claim of ownership by a third party of any of the Neuromed Intellectual Property Assets owned or developed by any of the Neuromed Entities, or of infringement by any of the Neuromed Entities of any Third Party IP Assets;

(h) there has not been any: (i) grant of any severance or termination pay to any employee of any Neuromed Entity; (ii) entry into any employment, deferred compensation, severance or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee of any Neuromed Entity; (iii) change in the compensation, bonus or other benefits payable or to become payable to its directors, officers, employees or consultants, except as required by any pre-existing plan or arrangement set forth in Section 3.7(h) of the Neuromed Disclosure Schedule; or (iv) termination of any of the officers or key employees of any Neuromed Entity; and

(i) there has not been any agreement to do any of the foregoing.

3.8 Legal Proceedings. Section 3.8 of the Neuromed Disclosure Schedule includes a description of all material Actions and, to the knowledge of Neuromed, investigations of a Governmental Authority involving any of the Neuromed Entities’ respective officers or directors in connection with the Neuromed Business occurring, arising or existing since January 1, 2007. None of the items set forth in Section 3.8 of the Neuromed Disclosure Schedule would, individually or in the aggregate, (i) prevent or materially delay the consummation of the Merger, (ii) otherwise prevent or materially delay performance by any Neuromed Entity of any of their respective material obligations under this Agreement, or (iii) have a Neuromed Material Adverse Effect.

3.9 Absence of Undisclosed Liabilities. Except for those liabilities that are reflected or reserved against on the Neuromed Financial Statements or incurred in the ordinary course consistent with their past practices, none of the Neuromed Entities have incurred any obligation, Indebtedness, claim, deficiency, expense, guaranty or other liability (contingent or otherwise) that, either alone or when combined with all similar liabilities, either individually or in the aggregate, has had, or would reasonably be expected to have, a Neuromed Material Adverse Effect.

3.10 Compliance with Laws. Each of the Neuromed Entities is in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Neuromed Material Adverse Effect. No investigation or review by any Governmental Authority with respect to any Neuromed Entity is pending or, to the knowledge of Neuromed, threatened, nor has any Governmental Authority indicated an intention to conduct the same which, in each case, would reasonably be expected to have a material and adverse impact on any Neuromed Entity. To the knowledge of Neuromed, each of the Neuromed Entities is in material compliance with the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations thereunder.

3.11 Regulatory Compliance.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Neuromed Material Adverse Effect, each of the Neuromed Entities and their employees and agents hold all permits, licenses, variances, registrations, exemptions, Orders, consents and approvals from the U.S. Food and Drug Administration (the “FDA”) and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy or manufacturing of Neuromed Products (any such Governmental Authority, a “Neuromed Regulatory Agency”) necessary for the lawful operating of the businesses of each of the Neuromed Entities as currently conducted (the “Neuromed Permits”), including all authorizations required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and the regulations of the FDA promulgated thereunder, and the Public Health Service Act of 1944, as amended (the “PHSA”). Notwithstanding the foregoing, it is acknowledged that no Neuromed Product is a marketed product or has received marketing approval and, therefore, that further permits, licenses, variances, registrations, exemptions, Orders, consents and/or approvals will be required before any Neuromed Product may be marketed. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Neuromed Material Adverse Effect, all such Neuromed Permits are valid, and in full force and effect. Since January 1, 2007, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Neuromed

Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Neuromed Material Adverse Effect. Each of the Neuromed Entities is in compliance in all material respects with the terms of all Neuromed Permits, and no event has occurred that, to the knowledge of Neuromed, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Neuromed Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Neuromed Material Adverse Effect.

(b) None of the Neuromed Entities nor, to the knowledge of Neuromed, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Neuromed Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto. None of the Neuromed Entities nor, to the knowledge of Neuromed, any director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under U.S. federal or state criminal or civil health care laws (including without limitation the U.S. federal Anti-Kickback Statute, Stark Law, False Claims Act, Health Insurance Portability and Accountability Act, and any comparable state laws), or the regulations promulgated pursuant to such laws (each, a “Health Care Law”). There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the knowledge of Neuromed, threatened against any of the Neuromed Entities that relates to an alleged violation of any Health Care Law. None of the Neuromed Entities nor, to the knowledge of Neuromed, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b) or any similar Law. There are no consent decrees (including plea agreements) or similar actions to which any Neuromed Entity or, to the knowledge of Neuromed, any director, officer, employee, agent or Representative thereof, are bound or which relate to Neuromed Products.

(c) Each of the Neuromed Entities is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Neuromed Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging and distribution of the Neuromed Products. All required pre-clinical toxicology studies conducted by or on behalf of any Neuromed Entity and Neuromed-sponsored clinical trials (or clinical trials sponsored by any other Neuromed Entity) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices. The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to CombinatoRx. Each clinical trial conducted by or on behalf of a Neuromed Entity with respect to Neuromed Products has been conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practices, Informed Consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11. Each of the Neuromed Entities has filed all required notices (and made available to CombinatoRx copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials conducted by or on behalf of a Neuromed Entity with respect to such Neuromed Products.

(d) All applications, submissions, information and data utilized by any Neuromed Entity as the basis for, or submitted by or on behalf of any of the Neuromed Entities in connection with any and all requests for a Neuromed Permit relating to any of the Neuromed Entities, when submitted to the FDA or other Neuromed Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Neuromed Regulatory Agency.

(e) None of the Neuromed Entities nor, to the knowledge of Neuromed, any of the Neuromed Entities’ Representatives, licensors, licensees, assignors or assignees has received any notice that the FDA or any other Neuromed Regulatory Agency has initiated, or threatened to initiate, any Action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application sponsored by any of the Neuromed Entities or otherwise restrict the pre-clinical research or clinical study of any Neuromed Product or any drug product being developed by any licensee or assignee of the Neuromed Intellectual Property Assets based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Neuromed Product. None of the Neuromed Entities is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Neuromed Products. To the knowledge of Neuromed, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(f) The Neuromed Entities have made available to CombinatoRx true, correct and complete copies of any and all applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or other Neuromed Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other Neuromed Regulatory Agency. The Neuromed Entities have made available to CombinatoRx for review all correspondence to or from the FDA or other Neuromed Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or other Neuromed Regulatory Agency, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA or other Neuromed Regulatory Agency, or prepared by the FDA or other Neuromed Regulatory Agency or which bear in any way on the Neuromed Entities’ compliance with regulatory requirements of the FDA or any other Neuromed Regulatory Agency, or on the likelihood or timing of approval of any Neuromed Products.

3.12 Taxes and Tax Returns.

(a) Each material Tax Return required to be filed by, or on behalf of, the Neuromed Entities, and each material Tax Return in which the Neuromed Entities were required to be included, has been timely filed. Each such Tax Return was true, correct and complete in all material respects.

(b) Each of the Neuromed Entities (i) has paid (or has had paid on its behalf) all material Taxes due and owing, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, stockholder, partner, member or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c) The unpaid Taxes of the Neuromed Entities (A) did not, as of September 30, 2008, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Neuromed Balance Sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Neuromed Entities in filing their Tax Returns.

(d) Section 3.12(d) of the Neuromed Disclosure Schedule lists all federal, state, local and foreign Tax Returns filed with respect to the Neuromed Entities for taxable periods ended on or after September 30, 2005, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Neuromed Entities have delivered to CombinatoRx correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by the Neuromed Entities since September 30, 2005.

(e) There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Neuromed Entities.

(f) None of the Neuromed Entities is currently the beneficiary of any extension of time within which to file any material Tax Return or with respect to any material Tax assessment or deficiency.

(g) None of the Neuromed Entities has waived any statute of limitations with respect to any material Taxes.

(h) There is no material Tax claim, audit, suit, or administrative or judicial Tax proceeding now pending or presently in progress or threatened in writing with respect to a material Tax Return of the Neuromed Entities.

(i) None of the Neuromed Entities has received notice in writing of any proposed material deficiencies from any Taxing Authority.

(j) None of the Neuromed Entities has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(k) None of the Neuromed Entities is party to or has any obligation under any Tax sharing agreement (whether written or not) or any Tax indemnity or other Tax allocation agreement or arrangement.

(l) None of the Neuromed Entities (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was Neuromed or (B) has any liability for the Taxes of any person (other than the Neuromed Entities) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, provincial, local or foreign Law), as a transferee or successor, by contract or otherwise.

(m) The taxable year of the Neuromed Entities for all income Tax purposes is the fiscal year ended September 30th, and each of the Neuromed Entities uses the accrual method of accounting in keeping its books and in computing its taxable income.

(n) None of the Neuromed Entities has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o) No Subsidiary of Neuromed or Neuromed Canada which is a foreign corporation (i) shall have recognized a material amount of “subpart F income” as defined in Section 952 of the Code during a taxable year of such Subsidiary that includes but does not end on the Closing Date, (ii) is a resident of any jurisdiction other than that of its incorporation, or (iii) is engaged in a U.S. trade or business.

(p) The Neuromed Entities have complied with all record keeping and reporting obligations under Section 6038A with respect to its ownership of and transactions with its foreign affiliates.

(q) The Neuromed Entities have disclosed on its federal income Tax return all positions taken therein that could give rise to a “substantial understatement of income tax” within the meaning of Section 6662 of the Code.

(r) None of the Neuromed Entities has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor provision).

(s) None of the Neuromed Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date;

(iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date;

(v) prepaid amount received on or prior to the Closing Date;

(vi) election with respect to income from the discharge of indebtedness under Section 108(i) of the Code; or

(vii) any similar election, action, or agreement that would have the effect of deferring any Liability for Taxes of the Neuromed Entities from any period ending on or before the Closing Date to any period ending after such period.

(t) No written claim has been made by any Taxing Authority that the Neuromed Entities is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns, which could reasonably be expected to have, individually or in the aggregate, a Neuromed Material Adverse Effect.

3.13 Employee Benefit Programs.

(a) Section 3.13(a) of the Neuromed Disclosure Schedule sets forth a list of every Employee Program maintained by Neuromed or an ERISA Affiliate of Neuromed (the “Neuromed Employee Programs”).

(b) Each Neuromed Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS regarding its qualification under such. No event or omission has occurred that would reasonably be expected to cause any Neuromed Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)).

(c) Neither Neuromed nor any ERISA Affiliate of Neuromed knows, nor should any of them reasonably know, of any material failure of any party to comply with any laws applicable with respect to the Employee Programs maintained by Neuromed or any ERISA Affiliate of Neuromed. Except as would not, individually or in the aggregate, have a Neuromed Material Adverse Effect, with respect to any Employee Program ever maintained by Neuromed or any ERISA Affiliate of Neuromed, there has been no (i) “prohibited transaction”, as defined in Section 406 of ERISA or Code Section 4975, (ii) failure to comply with any provision of ERISA, other applicable Laws, or any agreement, or (iii) non-deductible contribution. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of Neuromed, threatened with respect to any such Neuromed Employee Program. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Laws) with respect to all Employee Programs ever maintained by Neuromed or any ERISA Affiliate of Neuromed, for all periods prior to the Closing Date, either have been made or have been accrued.

(d) Neither Neuromed nor any ERISA Affiliate of Neuromed has maintained an Employee Program subject to Title IV of ERISA, including a Multiemployer Plan. None of the Neuromed Employee Programs has ever provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation laws) or has ever promised to provide such post-termination benefits.

(e) Each Employee Program required to be listed on Section 3.13(a) or Section 3.13(h) of the Neuromed Disclosure Schedule may be amended, terminated, or otherwise discontinued by CombinatoRx after the Effective Time in accordance with its terms without material liability to Neuromed, Neuromed Canada, CombinatoRx or any of their respective Subsidiaries.

(f) None of the Neuromed Entities is a party to any written (i) agreement with any stockholders, director, or employee of any of the Neuromed Entities (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving any of the Neuromed Entities of the nature of any of the transactions contemplated by this Agreement, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits after the termination of employment of such director or employee; or (ii) agreement or plan binding any of the Neuromed Entities, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement. There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would give rise to any parachute payment subject to Section 280G of the Code, nor has Neuromed made any such payment, and the consummation of the transactions contemplated herein shall not obligate Neuromed or any other entity to make any parachute payment that would be subject to Section 280G of the Code.

(g) Each Neuromed Employee Program that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in material compliance with Section 409A of the Code, based upon a good faith, reasonable interpretation of Section 409A of the Code, the regulations and other guidance issued thereunder. No stock option granted under any Neuromed Stock Option Plan has any exercise price that was less than the fair market value of the underlying stock as of the date the option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

(h) Section 3.13(h) of the Neuromed Disclosure Schedule contains a complete and accurate list of all Neuromed Canada Employee Programs. No Neuromed Canada Employee Program has been terminated or partially terminated and all Neuromed Canada Employee Programs are still in full force and effect.

(i) All Neuromed Canada Employee Programs are registered where required by the applicable Laws and no events have occurred which would affect the registered status of such Neuromed Canada Employee Programs.

(j) All Neuromed Canada Employee Programs are in good standing under applicable Laws and Neuromed Canada has made all filings required by the Governmental Authorities and applicable Laws. The Neuromed Canada Employee Programs and all investments held by such Plans comply in all respects with all applicable Laws and the Neuromed Canada Employee Programs have been established, funded, invested, amended, maintained and administered in compliance with all of the terms and conditions of the Neuromed Canada Employee Programs and all applicable Laws.

(k) All employee data necessary to administer the Neuromed Canada Employee Programs is in the possession of Neuromed Canada.

(l) All required contributions or premiums to be paid under the Neuromed Canada Employee Programs have been fully paid to the date hereof in a timely fashion in accordance with applicable Laws and there are no liabilities, contingent or otherwise, in respect of any pension, benefit or compensation plan that has been discontinued.

(m) There have been no withdrawals or transfers of assets from the Neuromed Canada Employee Programs except to a member or a beneficiary except in accordance with the terms of such Neuromed Canada Employee Programs or in accordance with approval granted by a Governmental Authority. No actuarial surplus has ever been removed from any of the Neuromed Canada Employee Programs. In respect of each Neuromed Canada Employee Program that is funded, in whole or in part, no Person has taken any contribution holidays in respect of such Neuromed Canada Employee Program, paid any administration expenses from the fund of such Neuromed Canada Employee Program or received a transfer from or been merged with another plan, in each case except in accordance with the terms of such Neuromed Canada Employee Program, the trusts and other funding criteria which govern such Neuromed Canada Employee Program and applicable Laws.

(n) There are no outstanding liabilities under the Income Tax Act (Canada) or other Tax liabilities with respect to the Neuromed Canada Employee Programs.

(o) No unfunded liability, solvency deficiency, unpaid special payment or experience deficiency, whether due or not, exists with respect to the Neuromed Canada Employee Programs. There has been no material change in the value of any Neuromed Canada Employee Program since the last valuation which would affect the actuarial report or financial statements and the actuarial methods and assumptions used have not changed since the last valuation.

(p) No improvements to the Neuromed Canada Employee Programs have been promised and no improvements will be made or promised prior to the Effective Time except as may be required by applicable Laws.

(q) None of the Neuromed Canada Employee Programs requires or permits a retroactive increase in premiums or payments, or require additional payments or premiums on the termination of any Neuromed Canada Employee Programs or insurance contract in respect thereof, and the level of insurance reserves, if any, under any insured Neuromed Canada Employee Program is reasonable and sufficient to provide for all incurred but unreported claims.

(r) None of the execution and delivery of this Agreement, the performance of the obligations of the Neuromed Entities under this Agreement or the consummation of any of the transactions contemplated in this Agreement will:

(i) result in any payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming payable under any Neuromed Canada Employee Program;

(ii) increase any benefits otherwise payable under any Neuromed Canada Employee Programs;

(iii) entitle any employee of Neuromed Canada to any job security or similar benefit or any enhanced benefits; or

(iv) result in the acceleration of the time of payment or vesting of any benefits otherwise payable under any Neuromed Canada Employee Programs, or result in any such plan becoming terminable other than at the sole and unfettered discretion of Neuromed Canada.

(s) None of the Neuromed Canada Employee Programs provides benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(t) There are no outstanding actions or claims with respect to the Neuromed Canada Employee Programs, other than claims for benefits submitted by members or beneficiaries in the ordinary course; there are no requests for documents and there is no litigation, legal action, suit, investigation, claim, counterclaim or proceeding pending or threatened against or affecting any Neuromed Canada Employee Programs which could have a material adverse effect on Neuromed Canada or on any Neuromed Canada Employee Program as of the Effective Time.

(u) Neither Neuromed Canada nor any administrator or fiduciary of the Neuromed Canada Employee Programs (or agent of any of the foregoing) has been in breach of any fiduciary obligation with respect to the administration of the Neuromed Canada Employee Programs. Neither Neuromed Canada, nor any administrator of any fiduciary of the Neuromed Canada Employee Programs (or agent of any of the foregoing) has engaged in any transaction or acted or failed to act in a manner which could subject Neuromed Canada to any liability for a breach of fiduciary duty.

(v) No Neuromed Canada Employee Program is a multi-employer pension plan as defined under the provisions of applicable federal or provincial pension standards legislation in Canada.

(w) No condition exists that would prevent Neuromed Canada from amending or terminating any Neuromed Canada Employee Program other than any limitations imposed by applicable Laws.

(x) For purposes of this Section 3.13:

(i) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

(ii) An entity is an “ERISA Affiliate” of Neuromed if it would have ever been considered a single employer with Neuromed under ERISA Section 4001(b) or part of the same “controlled group” as Neuromed for purposes of ERISA Section 302(d)(8)(C).

3.14 Labor and Employment Matters.

(a) None of the Neuromed Entities is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization. To the knowledge of Neuromed, none of the Neuromed Entities is subject to any charge, demand, petition, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened any labor strike or lockout involving the Neuromed Entities.

(b) Except as would not, individually or in the aggregate, have a Neuromed Material Adverse Effect, (i) the Neuromed Entities are in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, wages and hours, including, but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages; (ii) none of the Neuromed Entities is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the business of the Neuromed Entities and classified by the Neuromed Entities as other than an employee or compensated other than through wages paid by the Neuromed Entities through its respective payroll department (“Neuromed Contingent Workers”), for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such employees or Neuromed Contingent Workers; (iii) there are no grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the knowledge of Neuromed, threatened against the Neuromed Entities in any judicial, regulatory or administrative forum, under any private dispute resolution procedure; (iv) none of the employment policies or practices of the Neuromed Entities is currently being audited or investigated, or to the knowledge of Neuromed, subject to imminent audit or investigation by any Governmental Authority; (v) none of the Neuromed Entities is, or within the last three (3) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (vi) each of the Neuromed Entities is in material compliance with the requirements of the Immigration Reform Control Act of 1986 and similar Law regarding employment of workers who are not citizens of the country in which services are performed; (vii) all employees of the Neuromed Entities are employed at-will and no such employees are subject to any contract with the Neuromed Entities or any policy or practice of the Neuromed Entities providing for right of notice of termination of employment or the right to receive severance payments or similar benefits upon the termination of employment by the Neuromed Entities; (viii) to the extent that any Neuromed Contingent Workers are employed, each of the Neuromed Entities has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites; and (ix) none of the Neuromed Entities has experienced a “plant closing”, “business closing”, or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Law affecting any site of employment of the Neuromed Entities or one or more facilities or operating units within any site of employment or facility of the Neuromed Entities, and, during the ninety (90)-day period preceding the date hereof, no employee has suffered an “employment loss,” as defined in the WARN Act, with respect to the Neuromed Entities.

(c) No employees of Neuromed Canada have a location of employment outside of the Province of British Columbia. Neuromed Canada will not have terminated, laid-off or dismissed (whether such dismissal is actual or constructive) in the four weeks preceding the Effective Time any employees. All liabilities due and payable in respect of employees of Neuromed Canada have been paid to date, including premium contributions, remittance and assessments for employment insurance, employer health tax, Canada Pension Plan, income tax, workers’ compensation and any other employment related legislation, accrued wages, Taxes, salaries, commissions and employee benefit plan payments. There are no outstanding or, to the knowledge of Neuromed, pending or threatened assessments, actions, causes of action, claims, complaints, demands, orders, prosecutions or suits against Neuromed Canada, its directors, officers or agents pursuant to or under any applicable Laws, including, but not limited to Canada Pension Plan, employment insurance, income tax, employer health tax, employment standards, labor relations, occupational health and safety, human rights, workers’ compensation and pay equity. Neuromed Canada has no obligation to re-instate any former employees of Neuromed Canada. Except for remuneration paid to employees and independent contractors in the usual and ordinary course of business and made at current rates of remuneration, no payments have been made or authorized by Neuromed Canada to officers, directors, employees or independent contractors of Neuromed Canada. No current or former director, officer, shareholder, employee or independent contractor of Neuromed Canada or any person not dealing at arm’s length within the meaning of the Income Tax Act (Canada) with any such person is indebted to Neuromed Canada. All vacation pay, bonuses, commissions and other emoluments relating to the employees of Neuromed Canada are accurately reflected in all respects and have been accrued in the records of Neuromed Canada.

3.15 Material Contracts. Section 3.15 of the Neuromed Disclosure Schedule is a correct and complete list of each currently effective contract, agreement or other instrument or obligation (written or oral) to which any of the Neuromed Entities is a party as of the date hereof (collectively, the “Neuromed Contracts”):

(a) relating to the lease of real property by the Neuromed Entities;

(b) for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by the Neuromed Entities of, or pursuant to which in the last year the Neuromed Entities paid, in the aggregate, $100,000 or more;

(c) for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to the Neuromed Entities of, or pursuant to which in the last year the Neuromed Entities received, in the aggregate, $100,000 or more;

(d) that relates to any partnership, joint venture, strategic alliance or other similar contract;

(e) relating to Indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate;

(f) severance or change-in-control agreement;

(g) which by its terms limits in any material respect (i) the localities in which all or any significant portion of the business and operations of the Neuromed Entities or, following the consummation of the transactions contemplated by this Agreement, the business and operations of Surviving Corporation, CombinatoRx or any Affiliate of CombinatoRx, is or would be conducted, or (ii) the scope of the Neuromed Business and operations of the Neuromed Entities, taken as a whole;

(h) Neuromed Licenses-In or Neuromed Licenses-Out in respect of any Neuromed Intellectual Property Assets that provide for annual payments of, or pursuant to which in the last year the Neuromed Entities paid or received, in the aggregate, $100,000 or more;

(i) containing any royalty, dividend or similar arrangement based on the revenues or profits of the Neuromed Entities;

(j) with any Governmental Authority;

(k) any contract with (a) an executive officer or director of the Neuromed Entities or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Neuromed (assuming the exchange of all shares of capital stock of Neuromed Canada for shares of capital stock of Neuromed) or (c) to the knowledge of Neuromed, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Neuromed Entities);

(l) any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other transactions contemplated hereby;

(m) relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of any of the Neuromed Entities or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the ordinary course of business consistent with past practice; or

(n) any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from any of the Neuromed Entities in excess of $100,000.

Each Neuromed Contract is in full force and effect and will not terminate as a result of the consummation of the transactions contemplated hereby. None of the Neuromed Entities or, to the knowledge of Neuromed, any other party thereto is in default or breach under the terms of any such Neuromed Contract. Each Neuromed Contract is a valid and binding obligation of the Neuromed Entities party thereto and, to the knowledge of Neuromed, each of the other parties, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights and general principles of equity.

3.16 Properties.

(a) Section 3.16(a) of the Neuromed Disclosure Schedule identifies (i) the street address of each parcel of Neuromed Leased Real Property, (ii) the identification of the Neuromed Lease and the Neuromed Ancillary Lease Documents and (iii) the identity of the lessor, lessee and current occupant (if different than the lessee) of each such parcel of Neuromed Leased Real Property. With respect to each Neuromed Lease, except as would not, individually or in the aggregate, have a Neuromed Material Adverse Effect:

(i) the Neuromed Leases and the Neuromed Ancillary Lease Documents are valid, binding and, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, enforceable and in full force and effect and have not been modified or amended, and a Neuromed Entity holds a valid and existing leasehold interest under such Neuromed Leases free and clear of any Encumbrances except Permitted Encumbrances. The Neuromed Entities have delivered to CombinatoRx full, complete and accurate copies of each of the Neuromed Leases and all Neuromed Ancillary Lease Documents described in Section 3.16(a) of the Neuromed Disclosure Schedule;

(ii) none of the Neuromed Leased Real Property is subject to any Encumbrance other than a Permitted Encumbrance;

(iii) the Neuromed Leases and all Neuromed Ancillary Lease Documents shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iv) with respect to each of the Neuromed Leases, none of the Neuromed Entities has exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Neuromed Lease or Neuromed Ancillary Lease Document, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation;

(v) none of the Neuromed Entities, nor, to the knowledge of Neuromed, any other party to any Neuromed Leases or Neuromed Ancillary Lease Documents is in breach or default, and, to the knowledge of Neuromed, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Neuromed Leases or any Neuromed Ancillary Lease Documents;

(vi) no party to the Neuromed Leases has repudiated any provision thereof and there are no disputes, oral agreements or forbearance programs in effect as to the Neuromed Leases; and

(vii) none of the Neuromed Entities has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Neuromed Leases or any Neuromed Ancillary Lease Documents.

(b) The Neuromed Entities own good title, free and clear of all Encumbrances, to all personal property and other non-real estate assets, in all cases excluding the Neuromed Intellectual Property Assets, necessary to conduct the Neuromed Business as currently conducted, except for Permitted Encumbrances. The Neuromed Entities, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by the Neuromed Entities as now used, possessed and controlled by the Neuromed Entities, as applicable.

(c) The Neuromed Leased Real Property constitutes all of the real property used or occupied by the Neuromed Entities in connection with the conduct of the Neuromed Business.

(d) None of the Neuromed Entities has any Neuromed Owned Real Property, nor is any of the Neuromed Entities a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

3.17 Environmental Liability. Except as would not, individually or in the aggregate, have a Neuromed Material Adverse Effect:

(a) the Neuromed Entities are in material compliance with all Environmental Laws applicable to their operations and use of the Neuromed Leased Real Property;

(b) none of the Neuromed Entities has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by any of the Neuromed Entities at or on the Neuromed Leased Real Property that requires reporting, investigation or remediation by the Neuromed Entities pursuant to any Environmental Law;

(c) none of the Neuromed Entities has (i) received written notice under the citizen suit provisions of any Environmental Law or (ii) been subject to or, to the knowledge of Neuromed, threatened with any governmental or citizen enforcement action with respect to any Environmental Law; and

(d) to the knowledge of Neuromed, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Neuromed Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by the Neuromed Entities pursuant to any Environmental Law.

3.18 State Takeover Laws. The board of directors of each of Neuromed and Neuromed Canada has approved this Agreement and taken all other requisite action such that the provisions of any antitakeover laws and regulations of any Governmental Authority will not apply to this Agreement or any of the transactions contemplated hereby.

3.19 Intellectual Property.

(a) Section 3.19(a) of the Neuromed Disclosure Schedule contains a complete and accurate list of all (i) Patents owned by any of the Neuromed Entities or used or held for use by any of the Neuromed Entities in the Neuromed Business (“Neuromed Patents”), registered and material unregistered Marks owned by any of the Neuromed Entities or used or held for use by any of the Neuromed Entities in the Neuromed Business

(“Neuromed Marks”) and registered and material unregistered Copyrights owned by any of the Neuromed Entities or used or held for use by any of the Neuromed Entities in the Neuromed Business (“Neuromed Copyrights”), (ii) licenses, sublicenses or other agreements under which a Neuromed Entity is granted rights by others in the Neuromed Intellectual Property Assets (“Neuromed Licenses-In”) (other than commercial off the shelf software or materials transfer agreements), and (iii) licenses, sublicenses or other agreements under which a Neuromed Entity has granted rights to others in the Neuromed Intellectual Property Assets (“Neuromed Licenses-Out”).

(b) With respect to the Neuromed Intellectual Property Assets (i) purported to be owned by a Neuromed Entity, a Neuromed Entity exclusively owns such Neuromed Intellectual Property Assets and (ii) licensed to a Neuromed Entity by a third party (other than commercial off the shelf software or materials transfer agreements), such Neuromed Intellectual Property Assets are the subject of a written license or other agreement; in the case of the foregoing clauses (i) and (ii) above, free and clear of all Encumbrances, other than Encumbrances resulting from the express terms of a Neuromed License-In or Neuromed License-Out or Permitted Encumbrances granted by a Neuromed Entity.

(c) All Neuromed Intellectual Property Assets owned by, and, to the knowledge of Neuromed, all Neuromed Intellectual Property Assets exclusively licensed to a Neuromed Entity that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and renewal applications), and, to the knowledge of Neuromed, all Neuromed Patents, Neuromed Marks and Neuromed Copyrights, and all intellectual property rights and/or proprietary rights relating to any of the foregoing, that are owned by or exclusively licensed to a Neuromed Entity are valid and enforceable.

(d) To the knowledge of Neuromed, each Neuromed Patent that has been issued by, or registered with, or is the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office or any similar office or agency anywhere in the world was issued, registered, or filed, as applicable, with the correct inventorship and there has been no known misjoinder or nonjoinder of inventors.

(e) No Neuromed Patent is now involved in any interference, reissue, re examination or opposition proceeding; to the knowledge of Neuromed, there is no patent or patent application of any third party that potentially interferes with a Neuromed Patent; all products made, used or sold under the Neuromed Patents have been marked with the proper patent notice.

(f) There are no pending or, to the knowledge of Neuromed, threatened claims against a Neuromed Entity or any of its employees alleging that any of the operation of the Neuromed Business or any activity by a Neuromed Entity, or the manufacture, sale, offer for sale, importation, and/or use of any Neuromed Product infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property Assets (“Third Party IP Assets”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property Assets of any person or entity or that any Neuromed Intellectual Property Assets is invalid or unenforceable.

(g) To the knowledge of Neuromed, neither the operation of the Neuromed Business, nor any activity by a Neuromed Entity, nor manufacture, use, importation, offer for sale and/or sale of any Neuromed Product infringes or violates (or in the past infringed or violated) any Third Party IP Assets or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP Assets.

(h) None of the Neuromed Entities has any obligation to compensate any person for the use of any Intellectual Property Assets; none of the Neuromed Entities has entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property Assets; there are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations that:

(i) restrict the rights of a Neuromed Entity to use any Intellectual Property Assets, (ii) restrict the Neuromed Business, in order to accommodate a third party’s Intellectual Property Assets, or (iii) permit third parties to use any Neuromed Intellectual Property Assets.

(i) All former and current employees, consultants and contractors of a Neuromed Entity have executed written instruments that assign to Neuromed or Neuromed Canada, all rights, title and interest in and to any and all (i) inventions, improvements, discoveries, writings and other works of authorship, and information relating to the Neuromed Business or any of the products or services being researched, developed, manufactured or sold by the Neuromed Entities or that may be used with any such products or services and (ii) Intellectual Property Assets relating thereto; in each case where a Neuromed Patent is held by a Neuromed Entity by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued.

(j) To the knowledge of Neuromed, (i) there is no, nor has there been any, infringement or violation by any person or entity of any Neuromed Intellectual Property Assets or the rights of the Neuromed Entities therein or thereto and (ii) there is no, nor has there been any, misappropriation by any person or entity of any Neuromed Intellectual Property Assets or the subject matter thereof.

(k) The Neuromed Entities have taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets owned by the Neuromed Entities or used or held for use by the Neuromed Entities in the Neuromed Business (the “Neuromed Trade Secrets”), including, without limitation, requiring each employee and consultant of a Neuromed Entity and any other person with access to Neuromed Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been provided to CombinatoRx and, to the knowledge of Neuromed, there has not been any breach by any party to such confidentiality agreements.

(l) Following the Effective Time, the Surviving Corporation will have the same rights and privileges in the Neuromed Intellectual Property Assets as the Neuromed Entities had in the Neuromed Intellectual Property Assets immediately prior to the Effective Time.

3.20 Books and Records. Each of the minute and record books of Neuromed and Neuromed Canada contain complete and accurate minutes of all meetings of, and copies of all bylaws and resolutions passed by, or consented to in writing by, the directors (and any committees thereof) and stockholders of Neuromed and Neuromed Canada, respectively, since its formation and which are required to be maintained in such books under applicable Laws; all such meetings were duly called and held and all such bylaws and resolutions were duly passed or enacted. Each of the stock certificate books, registers of stockholders and other corporate registers of Neuromed and Neuromed Canada comply in all material respects with the provisions of all applicable Laws and are complete and accurate in all material respects.

3.21 Related Party Transactions. Section 3.21 of the Neuromed Disclosure Schedule describes any material transactions or relationships, since January 1, 2007, between the Neuromed Entities and any (a) executive officer or director of the Neuromed Entities or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding capital stock of Neuromed or Neuromed Canada or (c) to the knowledge of Neuromed, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Neuromed Entities) in each of the case of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation  S-K under the Securities Act (a “Related Party Transaction”).

3.22 Disclosure Documents; Neuromed Information. The information relating to the Neuromed Entities to be contained in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information in the Proxy Statement relating to the Neuromed Entities will not, on the date the Proxy Statement is first mailed to Neuromed Stockholders and CombinatoRx Stockholders or at the time of the Neuromed Stockholder Meeting and CombinatoRx Stockholder Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by Neuromed or Neuromed Canada with respect to the information that has been or will be supplied by CombinatoRx and Merger Sub or any of their Representatives for inclusion in the Registration Statement or Proxy Statement.

3.23 Banking Information. Section 3.23 of the Neuromed Disclosure Schedule sets forth (i) the name and location of each bank, trust company or other institution in which any of the Neuromed Entities has an account, money on deposit or safety deposit box, (ii) the name of each Person authorized to draw thereon or have access thereto, and (iii) the name of each Person holding general or special power of attorney from any of the Neuromed Entities.

3.24 Government Programs. No agreements, loans, funding arrangements or assistance programs are outstanding in favor of any of the Neuromed Entities from any Governmental Authority, and, to the knowledge of Neuromed, no basis exists for any Governmental Authority to seek payment or repayment from any of the Neuromed Entities of any amount or benefit received, or to seek performance of any obligation of any of the Neuromed Entities, under any such program.

3.25 Definition of Neuromed’s Knowledge. As used in this Agreement, the phrase “to the knowledge of Neuromed” or any similar phrase means the actual knowledge of Christopher Gallen, Gene Wright, John Proffet and Stacey Murton, after due inquiry by each such individual of each such individual’s direct reports.

ARTICLE IV—REPRESENTATIONS AND WARRANTIES

OF COMBINATORX AND MERGER SUB

Except as set forth in the disclosure schedules delivered concurrently with the execution of this Agreement to Neuromed and Neuromed Canada (the “CombinatoRx Disclosure Schedule”), which shall identify any exceptions to the representations, warranties and covenants contained in this Agreement (with specific reference to the particular Section or subsection to which such information relates; provided, however, that any information set forth in one section of such CombinatoRx Disclosure Schedule also shall be deemed to apply to each other section and subsection of this Agreement to which its relevance is reasonably apparent), CombinatoRx and Merger Sub hereby jointly and severally represent and warrant to Neuromed and Neuromed Canada as follows:

4.1 Corporate Organization.

(a) CombinatoRx is a corporation duly organized, validly existing and in good corporate standing under the laws of the State of Delaware. CombinatoRx has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. CombinatoRx is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a CombinatoRx Material Adverse Effect. The CombinatoRx Charter and CombinatoRx Bylaws, copies of which have previously been made available to Neuromed, are true, correct and complete copies of such documents as currently in effect and CombinatoRx is not in violation of any provision thereof. Other than the CombinatoRx Charter and CombinatoRx Bylaws, CombinatoRx is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of CombinatoRx or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good corporate standing under the laws of the State of Delaware. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub, which consists of 100 shares of Merger Sub Common Stock, is validly issued, fully paid and non-assessable, and is owned, beneficially and of record, by CombinatoRx, free and clear of any claim, lien, Encumbrance, or agreement with respect thereto. Except for obligations and liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. The Merger Sub Charter and Merger Sub Bylaws, copies of which have previously been made available to Neuromed, are true, correct and complete copies of such documents as currently in effect and Merger Sub is not in violation of any provision thereof.

(c) Each of CombinatoRx’s Subsidiaries is a corporation or legal entity, validly existing and, if applicable, in good standing under the laws of the jurisdiction of its organization. Each of CombinatoRx’s Subsidiaries has all requisite corporate power or other power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of CombinatoRx’s Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a CombinatoRx Material Adverse Effect. The certificate of incorporation and bylaws or equivalent organizational documents of each of CombinatoRx’s Subsidiaries (other than Merger Sub), copies of which have previously been made available to Neuromed, are true, correct and complete copies of such documents as currently in effect and such Subsidiaries of CombinatoRx are not in violation of any provision thereof.

4.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of CombinatoRx consists of 60,000,000 shares of CombinatoRx Common Stock and 5,000,000 shares of preferred stock, $0.001 par value per share, of CombinatoRx (the “CombinatoRx Preferred Stock”). As of the date hereof, there were 35,083,881 shares of CombinatoRx Common Stock issued and outstanding (of which 57,500 were shares of restricted stock of CombinatoRx) and no shares of CombinatoRx Preferred Stock issued and outstanding. As of the date hereof, there were no shares of CombinatoRx Common Stock and no shares of CombinatoRx Preferred Stock held in the treasury of CombinatoRx. CombinatoRx has no shares of CombinatoRx Common Stock or CombinatoRx Preferred Stock reserved for issuance other than as described above. The outstanding shares of CombinatoRx Common Stock have been duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon CombinatoRx at the time at which they were issued and were issued in compliance with the CombinatoRx Charter and CombinatoRx Bylaws and all applicable Laws. Except for the CombinatoRx Stock Option Plans and the CombinatoRx Warrants, CombinatoRx does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for CombinatoRx to issue, deliver, or sell, or cause to be issued, delivered, or sold any shares of CombinatoRx Common Stock or any other equity security of CombinatoRx or any Subsidiary of CombinatoRx or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any shares of CombinatoRx Common Stock or any other equity security of CombinatoRx or any Subsidiary of CombinatoRx or obligating CombinatoRx or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. There are no registration rights, repurchase or redemption rights, anti-dilutive rights, voting agreements, voting trusts, preemptive rights or restrictions on transfer relating to any capital stock of CombinatoRx.

(b) As of the date hereof, there are 5,045,978 shares of CombinatoRx Common Stock issuable upon exercise of all outstanding CombinatoRx Stock Options, subject to adjustment on the terms set forth in the CombinatoRx Stock Option Plans. Section 4.2(b) of the CombinatoRx Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (i) the name of the holder of each CombinatoRx Stock Option, (ii) the date each CombinatoRx Stock Option was granted, (iii) the number, issuer and type of securities subject to each such CombinatoRx Stock Option, (iv) the expiration date of each such CombinatoRx Stock Option, (v) the vesting schedule of each such CombinatoRx Stock Option, (vi) the price at which each such CombinatoRx Stock Option (or each component thereof, if applicable) may be exercised, (vii) the number of shares of CombinatoRx Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, CombinatoRx Stock Options and (viii) whether and to what extent the exercisability of each CombinatoRx Stock Option will be accelerated upon consummation of the transactions contemplated by this Agreement or any termination of employment thereafter.

(c) As of the date hereof, there are 57,500 shares of CombinatoRx Common Stock subject to outstanding CombinatoRx Restricted Stock Awards. Section 4.2(c) of the CombinatoRx Disclosure Schedule sets forth each CombinatoRx Restricted Stock Award outstanding as of the date hereof and the number of shares of CombinatoRx Common Stock subject to the award.

(d) As of the date hereof, there are 96,252 shares of CombinatoRx Common Stock issuable upon exercise of all outstanding CombinatoRx Warrants. Section 4.2(d) of the CombinatoRx Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (i) the name of the holder of each CombinatoRx Warrant, (ii) the date each CombinatoRx Warrant was issued, (iii) the number, issuer and type of securities subject to each such CombinatoRx Warrant, (iv) the price at which each such CombinatoRx Warrant (or each component thereof, if applicable) may be exercised, (v) the number of shares of CombinatoRx Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, CombinatoRx Warrant and (vi) whether and to what extent any holders of CombinatoRx Warrants shall be required to exercise such CombinatoRx Warrants prior to the Effective Time.

(e) Section 4.2(e) of the CombinatoRx Disclosure Schedule lists each Subsidiary of CombinatoRx, other than Merger Sub, as of the date hereof and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by CombinatoRx and (ii) the jurisdiction of incorporation or organization. No Subsidiary of CombinatoRx has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of CombinatoRx to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Subsidiaries of CombinatoRx (i) are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, (ii) are owned by CombinatoRx free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (iii) were not issued in violation of the material terms of any agreement or understanding binding upon CombinatoRx or any of its Subsidiaries at the time at which they were issued and (iv) were issued in compliance with the applicable governing documents and all applicable Laws.

(f) The shares of CombinatoRx Common Stock to be issued in the Merger have been duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable, and free of any preemptive or similar rights.

4.3 Authority. Each of CombinatoRx and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its respective obligations hereunder, subject only to obtaining CombinatoRx Stockholder Approvals. The adoption, execution, delivery and performance of this Agreement and the approval of the consummation of the transactions contemplated hereby have been duly and validly adopted and approved by the boards of directors of CombinatoRx and Merger Sub. The Board of Directors of CombinatoRx has recommended that the stockholders of CombinatoRx approve the CombinatoRx Stockholder Proposals at the CombinatoRx Stockholder Meeting. The Board of Directors of Merger Sub has declared this Agreement advisable and has recommended that the sole stockholder of Merger Sub adopt this Agreement and approve the Merger. Except for CombinatoRx Stockholder Approvals and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceeding on the part of CombinatoRx or Merger Sub is necessary to authorize the adoption, execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CombinatoRx and Merger Sub, and (assuming due authorization, execution and delivery by the other parties hereto), constitutes the legal, valid and binding obligations of CombinatoRx and Merger Sub, enforceable against CombinatoRx and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights and general principles of equity. All other documents required to be executed by CombinatoRx and Merger Sub on or prior to the date hereof in connection with the transactions contemplated herein have been duly and validly executed and delivered by CombinatoRx and Merger Sub and (assuming due authorization, execution and delivery by the other parties thereto) constitute the legal, valid and binding obligations of CombinatoRx and Merger Sub, respectively, enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.

4.4 No Violation; Required Filings, Consents and Approvals.

(a) Assuming the CombinatoRx Stockholder Approvals are obtained, none of the execution, delivery, or performance of this Agreement by CombinatoRx and Merger Sub, the consummation by CombinatoRx and Merger Sub of the transactions contemplated hereby, or compliance by CombinatoRx and Merger Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of CombinatoRx or Merger Sub or any resolution of its respective board of directors (or any committee thereof), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement, or other instrument or obligation to which CombinatoRx or Merger Sub, as the case may be, is a party or by which it or any of their respective properties or assets may be bound, including without limitation any stockholder agreement or other agreement or understanding with any party holding an ownership interest in CombinatoRx or Merger Sub, or (iii) subject to compliance with the requirements specified in clause (ii) of Section 4.4(b), violate any Law or Order applicable to CombinatoRx or Merger Sub or any of their respective properties or assets, excluding from the foregoing clauses (ii) and (iii) such violations, breaches, or defaults that would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by CombinatoRx or Merger Sub of their respective material obligations under this Agreement, or (C) have a CombinatoRx Material Adverse Effect.

(b) No consent, approval, license, permit, notice, registration, waiver, qualification, order or authorization, or registration, declaration or filing, with or of, as appropriate of (i) any Person or (ii) any Governmental Authority is required by or with respect to CombinatoRx or its Subsidiaries in connection with the execution and delivery of this Agreement or any related agreements required to be executed by this Agreement or the consummation of the transactions contemplated hereby and thereby, except for (A) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (B) the filing of the Proxy Statement and related proxy materials with the SEC in accordance with the Exchange Act, and such other filings as are required to be made with the SEC under the Exchange Act or the Securities Act in connection with the transactions contemplated by this Agreement, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (D) such approvals as may be required under applicable federal and state securities Laws and the Laws of any foreign country, (E) such filings and approvals as may be required under any Antitrust Laws, and (F) such other approvals which, if not obtained or made, would not, individually or in the aggregate, (1) prevent or materially delay consummation of the Merger, (2) otherwise prevent or materially delay performance by CombinatoRx of its material obligations under this Agreement, or (3) have a CombinatoRx Material Adverse Effect.

4.5 Broker’s Fees. Neither CombinatoRx nor Merger Sub nor any of their respective officers, directors, employees, or agents has employed any broker, finder, or financial advisor to act for CombinatoRx or Merger Sub or incurred any liability for any fees or commissions payable by CombinatoRx or Merger Sub in connection with any of the transactions contemplated by this Agreement (including the Merger), except for fees and commissions incurred in connection with the engagement of Dr. Stelios Papadopoulos and Wedbush Morgan Securities Inc., and for legal, accounting and other professional fees payable in connection with the Merger, all of which will be payable by CombinatoRx.

4.6 CombinatoRx Reports; Financial Statements; Sarbanes-Oxley Act.

(a) CombinatoRx has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2006 (the forms, statements, reports and documents filed or furnished since January 1, 2006 and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “CombinatoRx SEC Reports”). Each of the CombinatoRx SEC Reports, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the CombinatoRx SEC Reports, or, if not yet filed or furnished, will to CombinatoRx’s knowledge comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the CombinatoRx SEC Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the CombinatoRx SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, and any CombinatoRx SEC Reports filed or furnished with the SEC subsequent to the date hereof will not to CombinatoRx’s knowledge, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) As of the date of this Agreement, CombinatoRx has timely responded to all comment letters of the staff of the SEC relating to the CombinatoRx SEC Reports, and the SEC has not advised CombinatoRx that any final responses are inadequate, insufficient or otherwise non-responsive. CombinatoRx has made available to Neuromed true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the SEC, on the one hand, and CombinatoRx and any of its Subsidiaries, on the other hand, occurring since January 1, 2007 and will, reasonably promptly following the receipt thereof, make available to Neuromed any such correspondence sent or received after the date hereof. To the knowledge of CombinatoRx, as of the date of this Agreement, none of the CombinatoRx SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(c) CombinatoRx is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(d)(i) Each of the consolidated financial statements (including, in each case, any notes or schedules thereto) included in or incorporated by reference into the CombinatoRx SEC Reports fairly present, in all material respects, the consolidated financial position of CombinatoRx and its consolidated Subsidiaries as of its date, or, in the case of the CombinatoRx SEC Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of CombinatoRx and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the CombinatoRx SEC Reports (including any related notes and schedules) fairly presents in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein, or in the case of CombinatoRx SEC Reports filed after the date hereof, will fairly present, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (the “CombinatoRx Financial Statements”).

(e) CombinatoRx has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, and, to the knowledge of CombinatoRx, such system is effective in providing such assurance. CombinatoRx (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by CombinatoRx in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and, to the knowledge of CombinatoRx, such disclosure controls and procedures are effective (ii) has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to CombinatoRx’s auditors and the Audit Committee of the Board of Directors of CombinatoRx (and made summaries of such disclosures available to Neuromed) (A) (i) any significant deficiencies in the design or operation of internal control over financial reporting that would adversely affect in any material respect CombinatoRx’s ability to record, process, summarize and report financial information and (ii) any material weakness in internal control over financial reporting, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in CombinatoRx’s internal controls over financial reporting. Each of CombinatoRx and its Subsidiaries have materially complied with or substantially addressed such deficiencies, material weaknesses or fraud. CombinatoRx is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act.

(f) Each of the principal executive officer of CombinatoRx and the principal financial officer of CombinatoRx (or each former principal executive officer of CombinatoRx and each former principal financial officer of CombinatoRx, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the CombinatoRx SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 4.6(f), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither CombinatoRx nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes Oxley-Act.

(g) Neither CombinatoRx or any of its Subsidiaries nor, to the knowledge of CombinatoRx, any director, officer, employee, or internal or external auditor of CombinatoRx or any of its Subsidiaries has received or otherwise had or obtained actual knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that CombinatoRx or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

4.7 Absence of Certain Changes or Events. Except as set forth in CombinatoRx 2009 SEC Reports, since December 31, 2008, CombinatoRx and each of its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with their past practices, and:

(a) there has not been any change, event, circumstance or condition to the knowledge of CombinatoRx that, individually or in the aggregate, has had, or would reasonably be expected to have, a CombinatoRx Material Adverse Effect;

(b) there has been no split, combination or reclassification of any of the outstanding shares of CombinatoRx’s capital stock, and CombinatoRx has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of CombinatoRx’s capital stock;

(c) CombinatoRx has not allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(d) except as required as a result of a change in applicable Laws or GAAP, there has not been any material change in any method of accounting or accounting practice by CombinatoRx or any of its Subsidiaries;

(e) neither CombinatoRx nor any of its Subsidiaries has (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing or (ii) incurred or committed to incur capital expenditures in excess of $100,000, in the aggregate;

(f) there has been no transfer (by way of a license or otherwise) of, or agreement to transfer to, any Person’s rights to any CombinatoRx Intellectual Property Assets;

(g) there has been no notice delivered to CombinatoRx or any of its Subsidiaries of any claim of ownership by a third party of any CombinatoRx Intellectual Property Assets owned or developed by CombinatoRx or any of its Subsidiaries, or of infringement by CombinatoRx or any of its Subsidiaries of any Third Party IP Assets;

(h) there has not been any (i) grant of any severance or termination pay to any employee of CombinatoRx; (ii) entry into any employment, deferred compensation, severance or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee of CombinatoRx or any of its Subsidiaries; (iii) change in the compensation, bonus or other benefits payable or to become payable to its directors, officers, employees or consultants, except as required by any pre-existing plan or arrangement set forth in Section 4.7(h) of the CombinatoRx Disclosure Schedule; or (iv) termination of any officers or key employees of CombinatoRx or any of its Subsidiaries; or

(i) there has not been any agreement to do any of the foregoing.

4.8 Legal Proceedings. Section 4.8 of the CombinatoRx Disclosure Schedule includes a description of all material Actions and, to the knowledge of CombinatoRx, investigations of a Governmental Authority involving CombinatoRx or any of its Subsidiaries’ respective officers or directors in connection with the CombinatoRx Business occurring, arising or existing since January 1, 2007. None of the items set forth in Section 4.8 of the CombinatoRx Disclosure Schedule would, individually or in the aggregate, (i) prevent or materially delay the consummation of the Merger, (ii) otherwise prevent or materially delay performance by CombinatoRx or any of its Subsidiaries of any of their respective material obligations under this Agreement, or (iii) have a CombinatoRx Material Adverse Effect.

4.9 Absence of Undisclosed Liabilities. Except for those liabilities that are reflected or reserved against on the CombinatoRx Balance Sheet or incurred in the ordinary course consistent with their past practices, neither CombinatoRx nor any of its Subsidiaries has incurred any obligation, Indebtedness, claim, deficiency, expense, guaranty or other liability (contingent or otherwise) that, either alone or when combined with all similar liabilities, either individually or in the aggregate, has had, or would reasonably be expected to have, a CombinatoRx Material Adverse Effect.

4.10 Compliance with Laws. CombinatoRx and each of its Subsidiaries are in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a CombinatoRx Material Adverse Effect. No investigation or review by any Governmental Authority with respect to CombinatoRx or any of its Subsidiaries is pending or, to the knowledge of CombinatoRx, threatened, nor has any Governmental Authority indicated an intention to conduct the same which, in each case, would reasonably be expected to have a material and adverse impact on CombinatoRx or any of its Subsidiaries. To the knowledge of CombinatoRx, each of CombinatoRx and its Subsidiaries is in material compliance with the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations thereunder.

4.11 Regulatory Compliance.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a CombinatoRx Material Adverse Effect, CombinatoRx and its employees and agents hold all permits, licenses, variances, registrations, exemptions, Orders, consents and approvals from the FDA and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy or manufacturing of CombinatoRx Products (any such Governmental Authority, a “CombinatoRx Regulatory Agency”) necessary for the lawful operating of the businesses of CombinatoRx or any of its Subsidiaries as currently conducted (the “CombinatoRx Permits”), including all authorizations required under the FDCA and the regulations of the FDA promulgated thereunder, and the PHSA. Notwithstanding the foregoing, it is acknowledged that no CombinatoRx Product is a marketed product or has received marketing approval and, therefore, that further permits, licenses, variances, registrations, exemptions, Orders, consents and/or approvals will be required before any CombinatoRx Product may be marketed. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a CombinatoRx Material Adverse Effect, all such CombinatoRx Permits are valid, and in full force and effect. Since January 1, 2007, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any CombinatoRx Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a CombinatoRx Material Adverse Effect. CombinatoRx and each of its Subsidiaries are in compliance in all material respects with the terms of all CombinatoRx Permits, and no event has occurred that, to the knowledge of CombinatoRx, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any CombinatoRx Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a CombinatoRx Material Adverse Effect.

(b) Neither CombinatoRx nor any of its Subsidiaries nor, to the knowledge of CombinatoRx, any director, officer, employee, agent or Representative of CombinatoRx or its Subsidiaries, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other CombinatoRx Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto. Neither CombinatoRx nor any of its Subsidiaries nor, to the knowledge of CombinatoRx, any director, officer, employee, agent or Representative of CombinatoRx or its Subsidiaries, has engaged in any activity prohibited under any Health Care Law. There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the knowledge of CombinatoRx, threatened against CombinatoRx or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. Neither CombinatoRx nor any of its Subsidiaries nor, to the knowledge of CombinatoRx, any director, officer, employee, agent or Representative of CombinatoRx or its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b) or any similar Law. There are no consent decrees (including plea agreements) or similar actions to which CombinatoRx or any of its Subsidiaries or, to the knowledge of CombinatoRx, any of the directors, officers, employees, agents or Representatives of CombinatoRx or any of its Subsidiaries are bound or which relate to CombinatoRx Products.

(c) CombinatoRx and each of its Subsidiaries are and have been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other CombinatoRx Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging and distribution of the CombinatoRx Products. All required pre-clinical toxicology studies conducted by or on behalf of CombinatoRx or any of its Subsidiaries and CombinatoRx-sponsored clinical trials (or clinical trials sponsored by any of its Subsidiaries) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices. The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to Neuromed. Each clinical trial conducted by or on behalf of CombinatoRx or any of its Subsidiaries with respect to CombinatoRx Products has been conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practices, Informed Consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11. CombinatoRx and each of its Subsidiaries have filed all required notices (and made available to Neuromed copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials conducted by or on behalf of CombinatoRx or any its Subsidiaries with respect to such CombinatoRx Products.

(d) All applications, submissions, information and data utilized by CombinatoRx or any of its Subsidiaries as the basis for, or submitted by or on behalf of CombinatoRx or any of its Subsidiaries in connection with any and all requests for a CombinatoRx Permit relating to CombinatoRx, when submitted to the FDA or other CombinatoRx Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other CombinatoRx Regulatory Agency.

(e) Neither CombinatoRx nor any of its Subsidiaries nor, to the knowledge of CombinatoRx, any Representative of CombinatoRx or any of its Subsidiaries, nor, to the knowledge of CombinatoRx, any licensors, licensees, assignors or assignees of CombinatoRx or any of its Subsidiaries has received any notice that the FDA or any other CombinatoRx Regulatory Agency has initiated, or threatened to initiate, any Action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application sponsored by CombinatoRx or any of its Subsidiaries or otherwise restrict the pre-clinical research or clinical study of any CombinatoRx Product or any drug product being developed by any licensee or assignee of the CombinatoRx Intellectual Property Assets based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any CombinatoRx Product. Neither CombinatoRx nor any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any CombinatoRx Products. To the knowledge of CombinatoRx, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(f) CombinatoRx has made available to Neuromed true, correct and complete copies of any and all applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or other CombinatoRx Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other CombinatoRx Regulatory Agency. CombinatoRx has made available to Neuromed for review all correspondence to or from the FDA or other CombinatoRx Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or other CombinatoRx Regulatory Agency, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA or other CombinatoRx Regulatory Agency, or prepared by the FDA or other CombinatoRx Regulatory Agency or which bear in any way on compliance by CombinatoRx or any of its Subsidiaries with regulatory requirements of the FDA or any other CombinatoRx Regulatory Agency, or on the likelihood or timing of approval of any CombinatoRx Products.

4.12 Taxes and Tax Returns

(a) Each material Tax Return required to be filed by, or on behalf of, CombinatoRx or any of its Subsidiaries, and each material Tax Return in which CombinatoRx or any of its Subsidiaries was required to be included, has been timely filed. Each such Tax Return was true, correct and complete in all material respects.

(b) CombinatoRx and each of its Subsidiaries (i) has paid (or has had paid on its behalf) all material Taxes due and owing, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, stockholder, partner, member or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c) The unpaid Taxes of CombinatoRx and its Subsidiaries (A) did not, as of December 31, 2008, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the CombinatoRx Balance Sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of CombinatoRx and its Subsidiaries in filing their Tax Returns.

(d) Section 4.12(d) of the CombinatoRx Disclosure Schedule lists all federal, state, local, and foreign Tax Returns filed with respect to CombinatoRx or any of its Subsidiaries for taxable periods ended on or after December 31, 2005, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. CombinatoRx has delivered to Neuromed correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by CombinatoRx or any of its Subsidiaries since December 31, 2005.

(e) There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of CombinatoRx or any of its Subsidiaries.

(f) Neither CombinatoRx nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return or with respect to any material Tax assessment or deficiency.

(g) Neither CombinatoRx nor any of its Subsidiaries has waived any statute of limitations with respect to any material Taxes.

(h) There is no material Tax claim, audit, suit, or administrative or judicial Tax proceeding now pending or presently in progress or threatened in writing with respect to a material Tax Return of CombinatoRx or any of its Subsidiaries.

(i) Neither CombinatoRx nor any of its Subsidiaries has received notice in writing of any proposed material deficiencies from any Taxing Authority.

(j) Neither CombinatoRx nor any of its Subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(k) Neither CombinatoRx nor any of its Subsidiaries is party to or has any obligation under any Tax sharing agreement (whether written or not) or any Tax indemnity or other Tax allocation agreement or arrangement.

(l) Neither CombinatoRx nor any of its Subsidiaries (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was CombinatoRx or (B) has any liability for the Taxes of any person (other than CombinatoRx or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(m) The taxable year of CombinatoRx and each of its Subsidiaries for all income Tax purposes is the fiscal year ended December 31st, and CombinatoRx and each of its Subsidiaries uses the accrual method of accounting in keeping its books and in computing its taxable income.

(n) Neither CombinatoRx nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o) No Subsidiary of CombinatoRx which is a foreign corporation (i) shall have recognized a material amount of “subpart F income” as defined in Section 952 of the Code during a taxable year of such Subsidiary that includes but does not end on the Closing Date, (ii) is a resident of any jurisdiction other than that of its incorporation, or (iii) is engaged in a U.S. trade or business.

(p) Each of CombinatoRx and its Subsidiaries has complied with all record keeping and reporting obligations under Section 6038A with respect to its ownership of and transactions with its foreign affiliates.

(q) Each of CombinatoRx and its Subsidiaries has disclosed on its federal income Tax return all positions taken therein that could give rise to a “substantial understatement of income tax” within the meaning of Section 6662 of the Code.

(r) Neither CombinatoRx nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor provision).

(s) Neither CombinatoRx nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date;

(iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date;

(v) prepaid amount received on or prior to the Closing Date;

(vi) election with respect to income from the discharge of indebtedness under Section 108(i) of the Code; or

(vii) any similar election, action, or agreement that would have the effect of deferring any Liability for Taxes of CombinatoRx or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after such period.

(t) No written claim has been made by any Taxing Authority that CombinatoRx or any of its Subsidiaries is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns, which could reasonably be expected to have, individually or in the aggregate, a CombinatoRx Material Adverse Effect.

4.13 Employee Benefit Programs.

(a) Section 4.13(a) of the CombinatoRx Disclosure Schedule sets forth a list of every Employee Program maintained by CombinatoRx or an ERISA Affiliate of CombinatoRx (the “CombinatoRx Employee Programs”).

(b) Each CombinatoRx Employee Program which is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS regarding its qualification under such. No event or omission has occurred which would reasonably be expected to cause any CombinatoRx Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)).

(c) Neither CombinatoRx nor any ERISA Affiliate of CombinatoRx knows, nor should any of them reasonably know, of any material failure of any party to comply with any laws applicable with respect to the Employee Programs maintained by CombinatoRx or any ERISA Affiliate of CombinatoRx. Except as would not, individually or in the aggregate, have a CombinatoRx Material Adverse Effect, with respect to any Employee Program ever maintained by CombinatoRx or any ERISA Affiliate of CombinatoRx, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975, (ii) failure to comply with any provision of ERISA, other applicable Laws, or any agreement, or (iii) non deductible contribution. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of CombinatoRx, threatened with respect to any such CombinatoRx Employee Program. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Laws) with respect to all Employee Programs ever maintained by CombinatoRx or any ERISA Affiliate of CombinatoRx, for all periods prior to the Closing Date, either have been made or have been accrued.

(d) Neither CombinatoRx nor any ERISA Affiliate of CombinatoRx has maintained an Employee Program subject to Title IV of ERISA, including a Multiemployer Plan. None of the CombinatoRx Employee Programs has ever provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation laws) or has ever promised to provide such post-termination benefits.

(e) Each Employee Program required to be listed on Section 4.13(a) of the CombinatoRx Disclosure Schedule may be amended, terminated, or otherwise discontinued by CombinatoRx after the Effective Time in accordance with its terms without material liability to CombinatoRx, Neuromed or any of their respective Subsidiaries.

(f) Except as set forth in Amendment No. 1 to CombinatoRx’s Annual Report on Form 10-K, which was filed with the SEC on April 30, 2009, neither CombinatoRx nor any of its Subsidiaries is a party to any written (i) agreement with any stockholders, director, or employee of CombinatoRx or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving CombinatoRx or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits after the termination of employment of such director or employee; or (ii) agreement or plan binding CombinatoRx or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement. There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would give rise to any parachute payment subject to Section 280G of the Code, nor has CombinatoRx made any such payment, and the consummation of the transactions contemplated herein shall not obligate CombinatoRx or any other entity to make any parachute payment that would be subject to Section 280G of the Code.

(g) Each CombinatoRx Employee Program that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in material compliance with Section 409A of the Code, based upon a good faith, reasonable interpretation of Section 409A of the Code, the regulations and other guidance issued thereunder. No stock option granted under any CombinatoRx Stock Option Plan has any exercise price that was less than the fair market value of the underlying stock as of the date the option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

(h) For purposes of this Section 4.13:

(i) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

(ii) An entity is an “ERISA Affiliate” of CombinatoRx if it would have ever been considered a single employer with CombinatoRx under ERISA Section 4001(b) or part of the same “controlled group” as CombinatoRx for purposes of ERISA Section 302(d)(8)(C).

4.14 Labor and Employment Matters.

(a) Neither CombinatoRx nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization. To the knowledge of CombinatoRx, neither CombinatoRx nor any of its Subsidiaries is subject to any charge, demand, petition, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened any labor strike or lockout involving CombinatoRx or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, have a CombinatoRx Material Adverse Effect, (i) CombinatoRx and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, wages and hours, including, but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages; (ii) neither CombinatoRx nor any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the business of CombinatoRx or any of its Subsidiaries and classified by CombinatoRx or any of its Subsidiaries as other than an employee or compensated other than through wages paid by CombinatoRx or any of its Subsidiaries through its respective payroll department (“CombinatoRx Contingent Workers”), for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such employees or CombinatoRx Contingent Workers; (iii) there are no grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the knowledge of CombinatoRx, threatened against CombinatoRx or any of its Subsidiaries in any judicial, regulatory or administrative forum, under any private dispute resolution procedure; (iv) none of the employment policies or practices of CombinatoRx or any of its Subsidiaries is currently being audited or investigated, or to the knowledge of CombinatoRx, subject to imminent audit or investigation by any Governmental Authority; (v) neither CombinatoRx nor any of its Subsidiaries is, or within the last three (3) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (vi) CombinatoRx and each of its

Subsidiaries is in material compliance with the requirements of the Immigration Reform Control Act of 1986 and any similar Laws regarding employment of workers who are not citizens of the country in which services are performed; (vii) all employees of CombinatoRx and each of its Subsidiaries are employed at-will and no such employees are subject to any contract with CombinatoRx or any of its Subsidiaries or any policy or practice of CombinatoRx or any of its Subsidiaries providing for right of notice of termination of employment or the right to receive severance payments or similar benefits upon the termination of employment by CombinatoRx or any of its Subsidiaries; (viii) to the extent that any CombinatoRx Contingent Workers are employed, CombinatoRx and each of its Subsidiaries has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites and (ix) neither CombinatoRx nor any of its Subsidiaries has experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the WARN Act or any similar Law affecting any site of employment of CombinatoRx or any of its Subsidiaries or one or more facilities or operating units within any site of employment or facility of CombinatoRx or any of its Subsidiaries, and, during the ninety (90)-day period preceding the date hereof, no employee has suffered an “employment loss,” as defined in the WARN Act, with respect to CombinatoRx or any of its Subsidiaries.

4.15 Material Contracts. Section 4.15 of the CombinatoRx Disclosure Schedule is a correct and complete list of each currently effective contract, agreement or other instrument or obligation (written or oral) to which CombinatoRx or any of its Subsidiaries is a party as of the date (collectively, the “CombinatoRx Contracts”):

(a) relating to the lease of real property by CombinatoRx or any of its Subsidiaries;

(b) for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by CombinatoRx or any of its Subsidiaries of, or pursuant to which in the last year CombinatoRx or any of its Subsidiaries paid, in the aggregate, $100,000 or more;

(c) for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to CombinatoRx or any of its Subsidiaries of, or pursuant to which in the last year CombinatoRx or any of its Subsidiaries received, in the aggregate, $100,000 or more;

(d) that relates to any partnership, joint venture, strategic alliance or other similar contract;

(e) relating to Indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate;

(f) severance or change-in-control agreement;

(g) which by its terms limits in any material respect (i) the localities in which all or any significant portion of the business and operations of CombinatoRx or any of its Subsidiaries or, following the consummation of the transactions contemplated by this Agreement, the business and operations of Surviving Corporation, CombinatoRx or any Affiliate of CombinatoRx, is or would be conducted, or (ii) the scope of the CombinatoRx Business and operations of CombinatoRx and its Subsidiaries, taken as a whole;

(h) CombinatoRx Licenses-In or CombinatoRx Licenses-Out in respect of any CombinatoRx Intellectual Property Assets that provide for annual payments of, or pursuant to which in the last year CombinatoRx paid or received, in the aggregate, $100,000 or more;

(i) containing any royalty, dividend or similar arrangement based on the revenues or profits of CombinatoRx or any of its Subsidiaries;

(j) with any Governmental Authority;

(k) any contract with (a) an executive officer or director of CombinatoRx or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of CombinatoRx or (c) to the knowledge of CombinatoRx, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than CombinatoRx or any of its Subsidiaries);

(l) any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other transactions contemplated hereby;

(m) relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of CombinatoRx or any of its Subsidiaries or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the ordinary course of business consistent with past practice; or

(n) any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from CombinatoRx or any of its Subsidiaries in excess of $100,000.

Each CombinatoRx Contract is in full force and effect and will not terminate as a result of the consummation of the transactions contemplated hereby. Neither CombinatoRx nor any of its Subsidiaries or, to the knowledge of CombinatoRx, any other party thereto is in default or breach under the terms of any such CombinatoRx Contract. Each CombinatoRx Contract is a valid and binding obligation of CombinatoRx and its Subsidiaries that are a party thereto and, to the knowledge of CombinatoRx, each of the other parties, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights and general principles of equity.

4.16 Properties.

(a) Section 4.16(a) of the CombinatoRx Disclosure Schedule identifies (i) the street address of each parcel of CombinatoRx Leased Real Property, (ii) the identification of the CombinatoRx Leases and the CombinatoRx Ancillary Lease Documents and (iii) the identity of the lessor, lessee and current occupant (if different than the lessee) of each such parcel of CombinatoRx Leased Real Property. With respect to each CombinatoRx Lease, except as would not, individually or in the aggregate, have a CombinatoRx Material Adverse Effect:

(i) the CombinatoRx Leases and the CombinatoRx Ancillary Lease Documents are valid, binding and, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, enforceable and in full force and effect and have not been modified or amended, and CombinatoRx or a Subsidiary holds a valid and existing leasehold interest under such CombinatoRx Leases free and clear of any Encumbrances except Permitted Encumbrances. CombinatoRx has delivered to Neuromed full, complete and accurate copies of each of the CombinatoRx Leases and all CombinatoRx Ancillary Lease Documents described in Section 4.16(a) of the CombinatoRx Disclosure Schedule;

(ii) none of the CombinatoRx Leased Real Property is subject to any Encumbrance other than a Permitted Encumbrance;

(iii) the CombinatoRx Leases and all CombinatoRx Ancillary Lease Documents shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iv) with respect to each of the CombinatoRx Leases, neither CombinatoRx nor any of its Subsidiaries has exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such CombinatoRx Lease or CombinatoRx Ancillary Lease Document, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation;

(v) neither CombinatoRx, any of its Subsidiaries, nor, to the knowledge of CombinatoRx, any other party to any CombinatoRx Leases or CombinatoRx Ancillary Lease Documents is in breach or default, and, to the knowledge of CombinatoRx, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the CombinatoRx Leases or any CombinatoRx Ancillary Lease Documents;

(vi) no party to the CombinatoRx Leases has repudiated any provision thereof and there are no disputes, oral agreements or forbearance programs in effect as to the CombinatoRx Leases; and

(vii) neither CombinatoRx nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the CombinatoRx Leases or any CombinatoRx Ancillary Lease Documents.

(b) CombinatoRx and its Subsidiaries own good title, free and clear of all Encumbrances, to all personal property and other non-real estate assets, in all cases excluding Intellectual Property Assets, necessary to conduct the CombinatoRx Business as currently conducted, except for Permitted Encumbrances. CombinatoRx and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess, and control all personal property leased by CombinatoRx or its Subsidiaries as now used, possessed, and controlled by CombinatoRx or its Subsidiaries, as applicable.

(c) The CombinatoRx Leased Real Property constitutes all of the real property used or occupied by CombinatoRx and its Subsidiaries in connection with the conduct of the CombinatoRx Business.

(d) Neither CombinatoRx nor any of its Subsidiaries has any CombinatoRx Owned Real Property, nor is CombinatoRx or any of its Subsidiaries a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

4.17 Environmental Liability. Except as would not, individually or in the aggregate, have a CombinatoRx Material Adverse Effect:

(a) CombinatoRx and its Subsidiaries are in material compliance with all Environmental Laws applicable to their operations and use of the CombinatoRx Leased Real Property;

(b) none of CombinatoRx or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by any of CombinatoRx or its Subsidiaries at or on the CombinatoRx Leased Real Property that requires reporting, investigation or remediation by CombinatoRx or its Subsidiaries pursuant to any Environmental Law;

(c) none of CombinatoRx or any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law or (ii) been subject to or, to the knowledge of CombinatoRx, threatened with any governmental or citizen enforcement action with respect to any Environmental Law; and

(d) to the knowledge of CombinatoRx, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the CombinatoRx Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by CombinatoRx or any of its Subsidiaries pursuant to any Environmental Law.

4.18 State Takeover Laws. The Board of Directors of CombinatoRx has approved this Agreement and taken all other requisite action such that the provisions of any antitakeover laws and regulations of any Governmental Authority will not apply to this Agreement or any of the transactions contemplated hereby.

4.19 Intellectual Property.

(a) Section 4.19(a) of the CombinatoRx Disclosure Schedule contains a complete and accurate list of all (i) Patents owned by CombinatoRx or any of its Subsidiaries or used or held for use by CombinatoRx or any of its Subsidiaries in the CombinatoRx Business (“CombinatoRx Patents”), registered and material unregistered Marks owned by CombinatoRx or any of its Subsidiaries or used or held for use by CombinatoRx or any of its Subsidiaries in the CombinatoRx Business (“CombinatoRx Marks”) and registered and material unregistered Copyrights owned by CombinatoRx or any of its Subsidiaries or used or held for use by CombinatoRx or any of its Subsidiaries in the CombinatoRx Business (“CombinatoRx

Copyrights”), (ii) licenses, sublicenses or other agreements under which CombinatoRx or any of its Subsidiaries is granted rights by others in the CombinatoRx Intellectual Property Assets (“CombinatoRx Licenses-In”) (other than commercial off the shelf software or materials transfer agreements), and (iii) licenses, sublicenses or other agreements under which CombinatoRx or any of its Subsidiaries has granted rights to others in the CombinatoRx Intellectual Property Assets (“CombinatoRx Licenses-Out”).

(b) With respect to the CombinatoRx Intellectual Property Assets (i) purported to be owned by CombinatoRx or any of its Subsidiaries, CombinatoRx or one of its Subsidiaries exclusively owns such CombinatoRx Intellectual Property Assets and (ii) licensed to CombinatoRx or any of its Subsidiaries by a third party (other than commercial off the shelf software or materials transfer agreements), such CombinatoRx Intellectual Property Assets are the subject of a written license or other agreement; in the case of the foregoing clauses (i) and (ii) above, free and clear of all Encumbrances, other than Encumbrances resulting from the express terms of a CombinatoRx License-In or CombinatoRx License-Out or Permitted Encumbrances granted by CombinatoRx or one of its Subsidiaries.

(c) All CombinatoRx Intellectual Property Assets owned by and, to the knowledge of CombinatoRx, all CombinatoRx Intellectual Property Assets owned by or exclusively licensed to CombinatoRx or any of its Subsidiaries that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and renewal applications), and, to the knowledge of CombinatoRx or any of its Subsidiaries, all CombinatoRx Patents, CombinatoRx Marks and CombinatoRx Copyrights, and all intellectual property rights and/or proprietary rights relating to any of the foregoing, that are owned by or exclusively licensed to CombinatoRx or any of its Subsidiaries are valid and enforceable.

(d) To the knowledge of CombinatoRx, each CombinatoRx Patent that has been issued by, or registered with, or is the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office or any similar office or agency anywhere in the world was issued, registered, or filed, as applicable, with the correct inventorship and there has been no known misjoinder or nonjoinder of inventors.

(e) No CombinatoRx Patent is now involved in any interference, reissue, re examination or opposition proceeding; to the knowledge of CombinatoRx, there is no patent or patent application of any third party that potentially interferes with a CombinatoRx Patent; all products made, used or sold under the CombinatoRx Patents have been marked with the proper patent notice.

(f) There are no pending or, to the knowledge of CombinatoRx, threatened claims against CombinatoRx or any of its Subsidiaries or any of their employees alleging that any of the operation of the CombinatoRx Business or any activity by CombinatoRx or its Subsidiaries, or the manufacture, sale, offer for sale, importation, and/or use of any CombinatoRx Product infringes or violates (or in the past infringed or violated) any Third Party IP Assets or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property Assets of any person or entity or that any CombinatoRx Intellectual Property Assets is invalid or unenforceable.

(g) To the knowledge of CombinatoRx, neither the operation of the CombinatoRx Business, nor any activity by CombinatoRx or any of its Subsidiaries, nor manufacture, use, importation, offer for sale and/or sale of any CombinatoRx Product infringes or violates (or in the past infringed or violated) any Third Party IP Assets or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP Assets.

(h) Neither CombinatoRx nor any of its Subsidiaries has any obligation to compensate any person for the use of any Intellectual Property Assets; neither CombinatoRx nor any of its Subsidiaries has entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property Assets; there are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations that: (i) restrict CombinatoRx’s or any of its Subsidiaries’ rights to use any Intellectual Property Assets, (ii) restrict the CombinatoRx Business, in order to accommodate a third party’s Intellectual Property Assets, or (iii) permit third parties to use any CombinatoRx Intellectual Property Assets.

(i) All former and current employees, consultants and contractors of CombinatoRx and its Subsidiaries have executed written instruments with CombinatoRx or one or more of its Subsidiaries that assign to CombinatoRx all rights, title and interest in and to any and all (i) inventions, improvements, discoveries, writings and other works of authorship, and information relating to the CombinatoRx Business or any of the products or services being researched, developed, manufactured or sold by CombinatoRx or any of its Subsidiaries or that may be used with any such products or services and (ii) Intellectual Property Assets relating thereto; in each case where a CombinatoRx Patent is held by CombinatoRx or any of its Subsidiaries by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued.

(j) To the knowledge of CombinatoRx, (i) there is no, nor has there been any, infringement or violation by any person or entity of any CombinatoRx Intellectual Property Assets or the rights of CombinatoRx or any of its Subsidiaries therein or thereto and (ii) there is no, nor has there been any, misappropriation by any person or entity of any CombinatoRx Intellectual Property Assets or the subject matter thereof.

(k) CombinatoRx and each of its Subsidiaries has taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets owned by CombinatoRx or any of its Subsidiaries or used or held for use by CombinatoRx or any of its Subsidiaries in the CombinatoRx Business (the “CombinatoRx Trade Secrets”), including, without limitation, requiring each employee of CombinatoRx and its Subsidiaries and each consultant of CombinatoRx and its Subsidiaries and any other person with access to CombinatoRx Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been provided to the Neuromed and, to CombinatoRx’s knowledge, there has not been any breach by any party to such confidentiality agreements.

(l) Following the Effective Time, the Surviving Corporation will have the same rights and privileges in the CombinatoRx Intellectual Property Assets as CombinatoRx had in the CombinatoRx Intellectual Property Assets immediately prior to the Effective Time.

4.20 Books and Records. Each of the minute and record books of CombinatoRx and Merger Sub contain complete and accurate minutes of all meetings of, and copies of all bylaws and resolutions passed by, or consented to in writing by, the directors (and any committees thereof) and stockholders of CombinatoRx and Merger Sub, respectively, since its incorporation and which are required to be maintained in such books under applicable Laws; all such meetings were duly called and held and all such bylaws and resolutions were duly passed or enacted. Each of the stock certificate books, registers of stockholders and other corporate registers of CombinatoRx and Merger Sub comply in all material respects with the provisions of all applicable Laws and are complete and accurate in all material respects.

4.21 Opinion of Financial Advisor. The Board of Directors of CombinatoRx has received the opinion of Wedbush Morgan Securities Inc., dated June 30, 2009, to the effect that, subject to such qualifications and assumptions as are contained therein, as of such date, the Merger Consideration to be issued by CombinatoRx as provided in this Agreement and the Escrow Agreement is fair to CombinatoRx and the stockholders of CombinatoRx from a financial point of view.

4.22 Disclosure Documents; CombinatoRx Information. The information relating to CombinatoRx or its Subsidiaries to be contained in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information relating to CombinatoRx or its Subsidiaries to be contained in the Proxy Statement will not, on the date the Proxy Statement is first mailed to CombinatoRx Stockholders and Neuromed Stockholders or at the time of the CombinatoRx Stockholder Meeting and Neuromed Stockholder Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by CombinatoRx or Merger Sub with respect to the information that has been or will be supplied by the Neuromed Entities or their Representatives for inclusion in the Registration Statement or Proxy Statement.

4.23 Government Programs. No agreements, loans, funding arrangements or assistance programs are outstanding in favor of CombinatoRx or any of its Subsidiaries from any Governmental Authority, and, to the knowledge of CombinatoRx, no basis exists for any Governmental Authority to seek payment or repayment from CombinatoRx or any of its Subsidiaries of any amount or benefit received, or to seek performance of any obligation of CombinatoRx or any of its Subsidiaries, under any such program.

4.24 Definition of CombinatoRx’s Knowledge. As used in this Agreement, the phrase “to the knowledge of CombinatoRx” or any similar phrase means the actual knowledge of Robert Forrester, Justin Renz and Jason Cole, after due inquiry by each such individual of each such individual’s direct reports.

ARTICLE V—COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Neuromed Business Pending the Effective Time. During the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), each of Neuromed and Neuromed Canada agrees (unless it is required to take such action pursuant to this Agreement or CombinatoRx shall give its prior written consent, such consent not to be unreasonably withheld or delayed) to, and to cause each of its Subsidiaries to, carry on its business in the usual, regular and ordinary course consistent with past practice, including with respect to working capital management, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns and amendments thereto required to be filed by the Neuromed Entities on or before the Closing Date, pay its Liabilities and Taxes consistent with the past practices of the Neuromed Entities unless being contested in good faith by appropriate proceedings, pay or perform other material obligations consistent with the past practices of the Neuromed Entities (other than Liabilities, Taxes and other obligations, if any, contested in good faith through appropriate proceedings), and use commercially reasonable efforts to (a) preserve its present business organization, (b) maintain in effect all of the Neuromed Permits, and (c) preserve its relationships with suppliers, licensors, licensees and other Persons having business dealings with it, all with the express purpose and intent of preserving unimpaired its goodwill and ongoing businesses. Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth in Section 5.1 of the Neuromed Disclosure Schedule or as required by applicable Law, Neuromed and Neuromed Canada shall not do, cause or permit, and shall cause their Subsidiaries not to do, cause or permit, any of the following actions, without the prior written consent of CombinatoRx, in its sole discretion, except as expressly provided or permitted in this Agreement:

(a) amend the organizational documents of any of the Neuromed Entities (whether by merger, consolidation or otherwise) or any of the agreements listed on Section 3.1(a) and Section 3.1(b) of the Neuromed Disclosure Schedule, or change the authorized capital stock or equity interests of any of the Neuromed Entities;

(b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, or enter into any agreement with respect to the voting of, any of the capital stock of any of the Neuromed Entities (other than dividends and distributions paid to any of the

Neuromed Entities), (ii) split, combine or reclassify any of its capital stock, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or any of its other securities, or (iv) purchase, redeem or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities (other than acquisitions of convertible securities upon conversion of such securities or acquisitions of exercisable securities upon exercise of such securities), or (v) adopt or implement any shareholder rights plan;

(c)(i) authorize for issuance, issue, deliver or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) or accelerate the vesting of any stock of any class or any other securities or equity equivalents of the Neuromed Entities other than pursuant to pre-existing terms (including, without limitation, stock appreciation rights), (ii) enter into any contract with respect to the foregoing, or (iii) permit any grants of restricted stock or issuance of similar stock-based employee rights;

(d)(i) enter into or amend any agreement pursuant to which any other party is granted any joint or exclusive marketing or other joint or exclusive right of any type or scope with respect to any of the Neuromed Products or (ii) agree to any exclusivity, non-competition, or similar provision or covenant restricting any of the Neuromed Entities from competing in any line of business, including in respect of any product or therapeutic area, or with any Person or in any area or engaging in any activity or business, including in respect of any product or therapeutic area, or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect after the consummation of the Merger;

(e) (i) repurchase, prepay, repay or incur any Indebtedness, including by way of guarantee any Indebtedness of another Person, or amend any contract, agreement or arrangement related to any of the Neuromed Entities’ outstanding Indebtedness; (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of any of the Neuromed Entities, guarantee any debt securities of another Person, or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances or capital contributions to, or investment in, any other Person, other than any of the Neuromed Entities, other than in the ordinary course of business consistent with past practice, or (iv) mortgage, pledge or otherwise encumber any material assets, or create or suffer any material Encumbrance thereupon;

(f) materially reduce the amount of any insurance coverage provided by the existing insurance policies of any of the Neuromed Entities;

(g) materially change or implement accounting policies, methods or procedures of the Neuromed Entities, except as required by GAAP, Canadian GAAP or applicable Laws;

(h)(i) grant to any current director or officer of any of the Neuromed Entities any increase in base salary, bonus, benefits or any other form of compensation, (ii) grant, agree to grant, accelerate or increase any right to any severance, change in control or termination pay or benefits, (iii) enter into, establish, adopt or amend any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, any trust agreement or similar arrangement related thereto (including without limitation the Neuromed Stock Option Plans, or communicate any intention to take such foregoing actions (except, in each case, as may be required by applicable Laws or to satisfy contractual obligations existing as of the date hereof), or (iv) make any Person a beneficiary of any plan, agreement or arrangement which would entitle such Person to payment, vesting, acceleration or any other right as a consequence of the consummation of the transactions contemplated by this Agreement;

(i) sell, lease, license, pledge, transfer, subject to any Encumbrance or otherwise dispose of or distribute, or grant any right or interest to any other Person in or to, any Neuromed Intellectual Property Asset or material property or asset of any of the Neuromed Entities;

(j) acquire or agree to acquire any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise); dispose of any Neuromed Trade Secret;

(k) enter into, amend in any material respect or terminate any Neuromed Contract;

(l) make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to any of the Neuromed Entities, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any of the Neuromed Entities, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of any of the Neuromed Entities for any period ending after the Closing Date or decreasing any Tax attribute of any of the Neuromed Entities existing on the Closing Date;

(m)(i) enter into, materially modify or terminate any Neuromed Lease, except that the Neuromed Entities may renew Neuromed Leases on terms materially consistent with existing terms; provided that, Neuromed shall promptly notify CombinatoRx of, and furnish CombinatoRx with information relating to, any material default under any Neuromed Lease for any Neuromed Leased Real Property; or (ii) acquire any Neuromed Owned Real Property;

(n) compromise, settle or satisfy, or agree to compromise, settle or satisfy, any pending or threatened Action (whether or not commenced prior to the date of this Agreement) for an amount in excess of $100,000;

(o) revalue any of its assets, including writing down the value of Neuromed Intellectual Property Assets, except as required by GAAP, Canadian GAAP or applicable Laws; or

(p) agree, commit to or enter into any contract or arrangement to take any of the actions referred to in Section 5.1(a) through Section 5.1(o) above, or intentionally take or agree to take, any action that make any of the representations or warranties of Neuromed and Neuromed Canada contained in this Agreement untrue or incorrect or cause Neuromed or Neuromed Canada not to perform its agreements and covenants hereunder such that the closing conditions of CombinatoRx and Merger Sub set forth in Section 7.2(a) and Section 7.2(b) would not be satisfied.

Notwithstanding the foregoing, nothing contained in this Agreement shall give CombinatoRx or Merger Sub, directly or indirectly, the right to control or direct the operations of any of the Neuromed Entities prior to the Effective Time. Prior to the Effective Time, each of Neuromed and Neuromed Canada shall exercise, consistent with the terms and conditions of this Agreement, control, supervision and management over its and its Subsidiaries’ operations.

5.2 Conduct of CombinatoRx’s Business Pending the Effective Time. During the Pre-Closing Period, CombinatoRx agrees (unless it is required to take such action pursuant to this Agreement or Neuromed shall give its prior written consent, such consent not to be unreasonably withheld or delayed) to, and to cause each of its Subsidiaries to, carry on its business in the usual, regular and ordinary course consistent with past practice, including with respect to working capital management, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns and amendments thereto required to be filed by CombinatoRx and its Subsidiaries on or before the Closing Date, pay its Liabilities and Taxes consistent with the past practices of CombinatoRx and its Subsidiaries unless being contested in good faith by appropriate proceedings, pay or perform other material obligations consistent with the past practices of CombinatoRx and its Subsidiaries (other than Liabilities, Taxes and other obligations, if any, contested in good faith through appropriate proceedings), and use commercially reasonable efforts to (a) preserve its present business organization, (b) maintain in effect all of the CombinatoRx Permits and (c) preserve its relationships with suppliers, licensors, licensees, and other Persons having business dealings with it, all with the express purpose and intent of preserving unimpaired its goodwill and ongoing businesses. Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth in Section 5.2 of the CombinatoRx Disclosure Schedule or as required by applicable Law, CombinatoRx shall not do, cause or permit, and shall cause its Subsidiaries not to do, cause or permit, any of the following actions, without the prior written consent of Neuromed, in its sole discretion, except as expressly provided or permitted in this Agreement:

(a) amend the organizational documents of CombinatoRx or any of its Subsidiaries (whether by merger, consolidation or otherwise), or change the authorized capital stock or equity interests of CombinatoRx or any of its Subsidiaries;

(b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, or enter into any agreement with respect to the voting of, any of the capital stock of CombinatoRx or any of its Subsidiaries (other than dividends and distributions paid to CombinatoRx or its Subsidiaries), (ii) split, combine or reclassify any of its capital stock, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or any of its other securities, (iv) purchase, redeem or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities (other than acquisitions of convertible securities upon conversion of such securities or acquisitions of exercisable securities upon exercise of such securities), or (v) adopt or implement any shareholder rights plan;

(c)(i) authorize for issuance, issue, deliver or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) or accelerate the vesting of any stock of any class or any other securities or equity equivalents of CombinatoRx and its Subsidiaries other than pursuant to pre-existing terms (including, without limitation, stock appreciation rights), (ii) enter into any contract with respect to the foregoing, or (iii) permit any grants of restricted stock or issuance of similar stock-based employee rights;

(d)(i) enter into or amend any agreement pursuant to which any other party is granted any joint or exclusive marketing or other joint or exclusive right of any type or scope with respect to any of the CombinatoRx Products or (ii) agree to any exclusivity, non-competition, or similar provision or covenant restricting CombinatoRx or any of its Subsidiaries from competing in any line of business, including in respect of any product or therapeutic area, or with any Person or in any area or engaging in any activity or business, including in respect of any product or therapeutic area, or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect after the consummation of the Merger;

(e) (i) repurchase, prepay, repay or incur any Indebtedness, including by way of guarantee any Indebtedness of another Person, or amend any contract, agreement or arrangement related to any outstanding Indebtedness of CombinatoRx or any of its Subsidiaries, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of CombinatoRx or any of its Subsidiaries, guarantee any debt securities of another Person, or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances or capital contributions to, or investment in, any other Person, other than CombinatoRx or any of its direct or indirect wholly-owned Subsidiaries, other than in the ordinary course of business consistent with past practice, or (iv) mortgage, pledge or otherwise encumber any material assets, or create or suffer any material Encumbrance thereupon;

(f) materially reduce the amount of any insurance coverage provided by the existing insurance policies of CombinatoRx or any of its Subsidiaries;

(g) materially change or implement accounting policies, methods or procedures, except as required by GAAP or applicable Laws;

(h)(i) grant to any current director or officer of CombinatoRx or any of its Subsidiaries any increase in base salary, bonus, benefits or any other form of compensation, (ii) grant, agree to grant, accelerate or increase any right to any severance, change in control or termination pay or benefits, (iii) enter into, establish, adopt or amend any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, any trust agreement or similar arrangement related thereto (including without limitation the CombinatoRx Stock Option Plans), or communicate any intention to take such foregoing actions (except, in each case, as may be required by applicable Laws or to satisfy contractual obligations existing as of the date hereof), or (iv) make any Person a beneficiary of any plan, agreement or arrangement which would entitle such Person to payment, vesting, acceleration or any other right as a consequence of the consummation of the transactions contemplated by this Agreement;

(i) sell, lease, license, pledge, transfer, subject to any Encumbrance or otherwise dispose of or distribute, or grant any right or interest to any other Person in or to, any CombinatoRx Intellectual Property Asset or material property or asset of CombinatoRx or any of its Subsidiaries;

(j) acquire or agree to acquire any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise); dispose of any CombinatoRx Trade Secret;

(k) enter into, amend in any material respect or terminate any CombinatoRx Contract;

(l) make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to CombinatoRx or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to CombinatoRx or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of CombinatoRx or any of its Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of CombinatoRx or any of its Subsidiaries existing on the Closing Date;

(m)(i) enter into, materially modify or terminate any CombinatoRx Lease, except that CombinatoRx may renew CombinatoRx Leases on terms materially consistent with existing terms; provided that, CombinatoRx shall promptly notify Neuromed of, and furnish Neuromed with information relating to, any material default under any CombinatoRx Lease for any CombinatoRx Leased Real Property or (ii) acquire any CombinatoRx Owned Real Property;

(n) compromise, settle or satisfy, or agree to compromise, settle or satisfy, any pending or threatened Action (whether or not commenced prior to the date of this Agreement) for an amount in excess of $100,000;

(o) revalue any of its assets, including writing down the value of CombinatoRx Intellectual Property Assets, except as required by GAAP or applicable Laws; or

(p) agree, commit to or enter into any contract or arrangement to take any of the actions referred to in Section 5.2(a) through Section 5.2(o) above, or intentionally take or agree to take, any action that make any of the representations or warranties of CombinatoRx and Merger Sub contained in this Agreement untrue or incorrect or cause CombinatoRx or Merger Sub not to perform its agreements and covenants hereunder such that the closing conditions of Neuromed and Neuromed Canada set forth in Section 7.3(a) and Section 7.3(b) would not be satisfied.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Neuromed or Neuromed Canada, directly or indirectly, the right to control or direct the operations of CombinatoRx or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, CombinatoRx shall exercise, consistent with the terms and conditions of this Agreement, control, supervision and management over its and its Subsidiaries’ operations.

ARTICLE VI—ADDITIONAL AGREEMENTS

6.1 Disclosure Documents.

(a) As promptly as practicable after the date of this Agreement, (i) CombinatoRx and Neuromed shall prepare and file with the SEC a joint proxy statement relating to the Neuromed Stockholder Meeting and the CombinatoRx Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) CombinatoRx, in cooperation with Neuromed, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of CombinatoRx Common Stock to be issued by virtue of the Merger. Each of CombinatoRx and Neuromed shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state and Canadian securities Laws in connection with the issuance of shares of CombinatoRx Common Stock pursuant to the Merger. Each of CombinatoRx, Merger Sub and Neuromed shall furnish all information concerning itself and their Subsidiaries, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. Each of CombinatoRx and Neuromed shall use reasonable best efforts to cause the Proxy Statement to be mailed to its respective stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC. If CombinatoRx, Merger Sub or Neuromed become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to its respective stockholders.

(b) Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other parties a reasonable opportunity to review and comment on such document or response and shall discuss with the other parties and include in such document or response, comments reasonably and promptly proposed by the other parties. CombinatoRx will advise Neuromed, promptly after CombinatoRx receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of CombinatoRx Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) CombinatoRx shall file an application with the British Columbia Securities Commission (the “BCSC”) for an order (the “BCSC Order”) under British Columbia Policy 12-601 designating CombinatoRx as a “reporting issuer” and use reasonable best efforts to cause CombinatoRx to become a reporting issuer under the Securities Act (British Columbia), effective immediately prior to the Effective Time. CombinatoRx shall also apply to the BCSC for an order waiving the requirement in item 1 of s. 2.6(3) of National Instrument 45-102—Resale of Securities and use reasonable best efforts to obtain the order prior to the Effective Time so that the first trade in the securities comprising the Merger Consideration issued to residents of Canada may occur without the requirement that CombinatoRx be a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the date of the first trade (such order, the “Seasoning Waiver”).

(d) In the event CombinatoRx is unable to obtain the BCSC Order and the Seasoning Waiver, CombinatoRx shall: (i) prepare and file with the BCSC a preliminary prospectus and related documents and obtain a receipt for such preliminary prospectus; (ii) use its reasonable best efforts to resolve any comments with respect to the preliminary prospectus made by the BCSC and receive clearance from the BCSC prior to the Effective Time, to file with the BCSC a (final) prospectus; (iii) prepare a (final) prospectus and required documents related thereto; and (iv) promptly after the Effective Time file with the BCSC such (final) prospectus and required documents related thereto and use its reasonable best efforts to obtain, as expeditiously as reasonably practicable thereafter, a receipt for the (final) prospectus from the BCSC.

(e) CombinatoRx shall keep Neuromed reasonably informed in a timely manner of the status of its dealings with the BCSC regarding the matters referred to in Section 6.1(c) and Section 6.1(d), and provide Neuromed with notice within two (2) Business Days of the BCSC making a determination that it will not be granting the BCSC Order or the Seasoning Waiver. Neuromed will fully cooperate with CombinatoRx in providing all information and assistance required in connection with the matters referred to in Section 6.1(c) and Section 6.1(d).

6.2 Stockholder Meetings.

(a) Neuromed Stockholder Meeting.

(i) Neuromed shall take all action necessary in accordance with applicable Laws and the Neuromed Charter and Neuromed Bylaws to call, give notice of, convene and hold a meeting of the Neuromed Stockholders to consider and vote on a proposal to adopt and approve this Agreement and the transactions contemplated hereby (the “Neuromed Stockholder Meeting”). The Neuromed Stockholder Meeting shall be held (on a date selected by Neuromed in consultation with CombinatoRx) as promptly as practicable after mailing the Proxy Statement; provided that the Neuromed Stockholder Meeting need not be held prior to the CombinatoRx Stockholder Meeting.

(ii) Subject to the provisions of Section 6.4 hereof, the Board of Directors of Neuromed shall recommend that the Neuromed Stockholders adopt and approve this Agreement (the “Neuromed Recommendation”) and Neuromed shall include such Neuromed Recommendation in the Proxy Statement.

(b) CombinatoRx Stockholder Meeting.

(i) CombinatoRx shall take all action necessary in accordance with applicable Laws and the CombinatoRx Charter and CombinatoRx Bylaws to call, give notice of, convene and hold a meeting of the CombinatoRx Stockholders (the “CombinatoRx Stockholder Meeting”) to consider and vote on proposals to approve (A) Amendment No. 1 to the CombinatoRx Charter, (B) Amendment No. 2 to the CombinatoRx Charter, (C) the Option Plan Amendments, (D) the Exchange Offer, and (E) the issuance of the shares of CombinatoRx Common Stock by virtue of the Merger (collectively, the “CombinatoRx Stockholder Proposals”). The CombinatoRx Stockholder Meeting shall be held (on a date selected by CombinatoRx in consultation with Neuromed) as promptly as practicable after mailing of the Proxy Statement; provided that the CombinatoRx Stockholder Meeting need not be held prior to the Neuromed Stockholder Meeting.

(ii) Subject to the provisions of Section 6.4 hereof, the Board of Directors of CombinatoRx shall recommend that the CombinatoRx Stockholders approve the CombinatoRx Stockholder Proposals (the “CombinatoRx Recommendation”) and CombinatoRx shall include such CombinatoRx Recommendation in the Proxy Statement.

(c) Neuromed shall use its reasonable best efforts to solicit from the Neuromed Stockholders proxies in favor of the Merger and shall take all other action necessary or advisable to secure Neuromed Stockholder Approval. CombinatoRx shall use its reasonable best efforts to solicit from the CombinatoRx Stockholders proxies in favor of the CombinatoRx Stockholder Proposals and shall take all other action necessary or advisable to secure the CombinatoRx Stockholder Approvals.

6.3 Third Party Consents and Regulatory Approvals.

(a) Subject to the terms hereof and applicable Laws, Neuromed, Neuromed Canada and CombinatoRx shall each use its reasonable best efforts to (and shall cause their respective Subsidiaries to) as promptly as practicable

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated hereby;

(ii) obtain from any Governmental Authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations or orders as is necessary for the authorization, execution, and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance of its respective obligations;

(iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act and any other applicable federal, state or provincial securities laws, (B) the HSR Act, the Competition Act (Canada) and any other applicable Antitrust Laws, and (C) any other applicable Laws; and

(iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

Neuromed, Neuromed Canada and CombinatoRx shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith. Neuromed, Neuromed Canada and CombinatoRx shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Laws (including all information required to be included in the Registration Statement) in connection with the transactions contemplated by this Agreement. The parties hereto will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, licenses, permits, waivers, approvals, authorizations or orders and shall promptly respond to any requests for additional information from any Governmental Authority. For the avoidance of doubt, CombinatoRx and Neuromed agree that nothing contained in this Section 6.3(a) shall modify or affect their respective rights and responsibilities under Section 6.3(b).

(b) Each of Neuromed, Neuromed Canada and CombinatoRx hereby covenants and agrees to use its reasonable best efforts, if necessary, to secure termination of any waiting periods under the HSR Act, the Competition Act (Canada) and any other federal, state or foreign law, regulation, or decree designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) and to obtain the approval of the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other applicable Governmental Authority, for the Merger and the other transactions contemplated hereby. None of Neuromed, Neuromed Canada or CombinatoRx shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under any applicable Antitrust Laws, without the prior written consent of the other. Notwithstanding the foregoing, nothing herein shall require Neuromed, Neuromed Canada or CombinatoRx in connection with the receipt of any regulatory approval, (i) to litigate or formally contest any proceedings relating to any regulatory approval process in connection with the Merger or (ii) to take, or agree to take, any action to satisfy an Adverse Regulatory Condition.

(c) Neuromed, Neuromed Canada and CombinatoRx will (i) promptly notify the other party of any written or oral communication to that party or its Affiliates from any Governmental Authority and, subject to applicable Laws (including Regulations, codes, plans, Orders and charges thereunder), permit the other party to review in advance any proposed written communication to any Governmental Authority, in each case concerning the review, clearance or approval of any of the transactions contemplated hereby under any applicable Antitrust Laws; (ii) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning the review, clearance or approval of any of the transactions contemplated hereby under any applicable Antitrust Laws unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party or its counsel the opportunity to attend and participate in such meeting; provided that if the Governmental Authority or applicable Laws (including Regulations, codes, plans, Orders and charges thereunder) does not permit such participation by the other party or its counsel, or if CombinatoRx’s and Neuromed’s respective counsels both agree in good faith that participation of the other party or its counsel would not be advisable, such party’s meeting with such Governmental Authority may proceed without the participation of the other party or its counsel; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) drafted by or in conjunction with outside counsel between it and its Affiliates and its respective Representatives on the one hand, and any Governmental Authority or members of such Governmental Authority’s staff on the other hand, concerning the review, clearance or approval of any of the transactions contemplated hereby under any applicable Antitrust Laws, except to the extent prohibited by applicable Laws (including Regulations, codes, plans, Orders and charges thereunder) or the instructions of such Governmental Authority.

(d) Neuromed, Neuromed Canada and CombinatoRx shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Laws in connection with the transactions contemplated by this Agreement.

(e) CombinatoRx shall pay the filing and related fees in connection with any such filings that must be paid to any Governmental Authorities by CombinatoRx and Merger Sub, and Neuromed shall pay the filing and related fees in connection with any such filings that must be paid to any Governmental Authorities by Neuromed.

(f) Each of Neuromed, Neuromed Canada and CombinatoRx shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Neuromed Disclosure Schedule or the CombinatoRx Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that is reasonably likely to have a Neuromed Material Adverse Effect or a CombinatoRx Material Adverse Effect prior to or after the Effective Time, it being understood that none of Neuromed, Neuromed Canada or CombinatoRx shall be required to make any payments in connection with the fulfillment of its obligations under this Section 6.3(f).

6.4 Mutual Non-Solicitation.

(a) No Solicitation by Neuromed Entities.

(i) Unless and until this Agreement is terminated in accordance with the provisions of Article VIII, without the prior written consent of CombinatoRx, none of the Neuromed Entities or any officer, director, employee, representative, Affiliate, advisor or agent of any of the Neuromed Entities (each a “Neuromed Representative”) shall directly or indirectly (A) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a Neuromed Acquisition Proposal (as defined below), (B) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a Neuromed Acquisition Proposal, or (C) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a Neuromed Acquisition Proposal, or enter into any agreement or agreement in principle requiring Neuromed to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing; provided, however, that prior to the adoption and approval of this Agreement by the stockholders of Neuromed at the Neuromed Stockholder Meeting, Neuromed may take the following actions in response to an unsolicited bona fide written Neuromed Acquisition Proposal received after the date hereof that the Board of Directors of Neuromed has determined, in good faith, after consultation with its outside counsel and independent financial advisors, constitutes, or would reasonably be expected to lead to, a Neuromed Superior Offer: (1) furnish nonpublic information regarding Neuromed to the third party making the Neuromed Acquisition Proposal (a “Neuromed Qualified Bidder”) and (2) engage in discussions or negotiations with the Neuromed Qualified Bidder and its representatives with respect to such Neuromed Acquisition Proposal; provided that (w) Neuromed receives from the Neuromed Qualified Bidder an executed confidentiality agreement the terms of which are not less restrictive to such Person than those contained in the Confidentiality Agreement, and containing additional provisions that expressly permit Neuromed to comply with the terms of this Section 6.4 (a copy of such confidentiality agreement shall promptly, and in any event within twenty-four (24) hours, be provided to CombinatoRx for informational purposes only), (x) Neuromed contemporaneously supplies to CombinatoRx any such nonpublic information or access to any such nonpublic information to the extent it has not been previously provided or made available to CombinatoRx, (y) Neuromed has not breached this Section 6.4, and (z) the Board of Directors of Neuromed determines in good faith, after consultation with its outside legal counsel and financial advisors, that taking such actions would be required to comply with the fiduciary duties of the Board of Directors of Neuromed under applicable Laws.

(ii) For purposes of this Agreement,

(A) “Neuromed Acquisition Proposal” means any proposal, indication of interest or offer for (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving Neuromed or its Subsidiaries, (ii) a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of fifteen percent (15%) or more of the assets of Neuromed and its Subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing fifteen percent (15%) or more of the voting power of Neuromed (including securities of Neuromed currently beneficially owned by such Person); provided, however, that the term “Neuromed Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement; and

(B) “Neuromed Superior Offer” shall mean an unsolicited bona fide Neuromed Acquisition Proposal (with all references to “fifteen percent (15%)” in the definition of Neuromed Acquisition Proposal being treated as references to “one hundred percent (100%)” for these purposes) made by a third party that the Board of Directors of Neuromed determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such Neuromed Acquisition Proposal (including the financing terms and the ability of such third party to finance such Neuromed Acquisition Proposal), (1) is more favorable from a financial point of view to the Neuromed Stockholders than as provided hereunder (including any changes to the terms of this Agreement proposed by CombinatoRx in response to such Neuromed Superior Offer pursuant to and in accordance with Section 6.4(a)(iv) or otherwise), (2) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (3) is reasonably capable of being completed on the terms proposed without unreasonable delay and (4) includes termination rights exercisable by Neuromed on terms no less favorable to Neuromed than the terms set forth in this Agreement, all from a third party capable of performing such terms.

(iii) Except as otherwise provided in Section 6.4(a)(iv), neither the Board of Directors of Neuromed nor any committee of the Board of Directors of Neuromed shall fail to make, withhold, withdraw, amend, change or publicly propose to withhold, withdraw, amend or change in a manner adverse to CombinatoRx, the Neuromed Recommendation, knowingly make any public statement inconsistent with such recommendation, fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, propose publicly to approve, adopt or recommend any Neuromed Acquisition Proposal, or make any public statement inconsistent with its recommendation (any action described in this sentence being referred to as a “Neuromed Change of Recommendation”).

(iv) Notwithstanding the foregoing, if at any time prior to the adoption and approval of this Agreement by the stockholders of Neuromed at the Neuromed Stockholder Meeting, Neuromed receives a Neuromed Acquisition Proposal that the Board of Directors of Neuromed concludes in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Neuromed Superior Offer and the Board of Directors of Neuromed determines in good faith (after consultation with outside legal counsel) that such Neuromed Change of Recommendation or entry into such definitive agreement would be required to comply with the fiduciary duties of the Board of Directors of Neuromed under applicable Laws, the Board of Directors of Neuromed may (i) effect a Neuromed Change of Recommendation, and/or (ii) enter into a definitive agreement with respect to such Neuromed Superior Offer (a “Neuromed Acquisition Agreement”) and terminate this Agreement; provided, however that Neuromed shall not terminate this Agreement pursuant to the foregoing clause (ii), and any purported termination pursuant to the foregoing clause (ii) shall be void and of no force or effect, unless the Neuromed Entities have complied with this Section 6.4 and, in advance of or concurrently with such termination, Neuromed pays the fee set forth in Section 8.2(b); provided further, however, that such actions in the foregoing clauses (i) and (ii) may only be taken at a time that is after (A) the fifth (5th) Business Day following CombinatoRx’s receipt of written notice from Neuromed that the Board of Directors of Neuromed and/or a committee thereof is prepared to take such action (which notice will specify the material terms of the applicable Neuromed Acquisition Proposal) (the “Neuromed Subsequent Determination Notice”), and (B) at the end of such period, the Board of Directors of Neuromed and/or a committee thereof determines in good faith, after taking into account all amendments or revisions irrevocably committed to by CombinatoRx and after consultation with Neuromed’s outside legal counsel and financial advisors, that such Acquisition Proposal remains a Neuromed Superior Offer. During any such five (5) Business Day period, CombinatoRx shall be entitled to deliver to Neuromed one or more counterproposals to such Acquisition Proposal.

(v) Nothing in this Section 6.4 shall prohibit the Board of Directors of Neuromed from making any disclosure to the Neuromed Stockholders, if, in the good faith judgment of the Board of Directors of Neuromed, after consultation with its outside legal counsel, such disclosure would be required to comply with its fiduciary duties under applicable Laws.

(b) No Solicitation by CombinatoRx.

(i) Unless and until this Agreement is terminated in accordance with the provisions of Article VIII, without the prior written consent of Neuromed, none of CombinatoRx, its Subsidiaries or any officer, director, employee, representative, Affiliate, advisor or agent of CombinatoRx or any of its Subsidiaries (each a “CombinatoRx Representative”) shall directly or indirectly (A) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a CombinatoRx Acquisition Proposal (as defined below), (B) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a CombinatoRx Acquisition Proposal, or (C) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a CombinatoRx Acquisition Proposal, or enter into any agreement or agreement in principle requiring CombinatoRx to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing; provided, however, that prior to the approval of the CombinatoRx Stockholder Proposals at the CombinatoRx Stockholder Meeting, CombinatoRx may take the following actions in response to an unsolicited bona fide written CombinatoRx Acquisition Proposal received after the date hereof that the Board of Directors of CombinatoRx has determined, in good faith, after consultation with its outside counsel and independent financial advisors, constitutes, or would reasonably be expected to lead to, a CombinatoRx Superior Offer: (1) furnish nonpublic information regarding CombinatoRx to the third party making the CombinatoRx Acquisition Proposal (a “CombinatoRx Qualified Bidder”); and (2) engage in discussions or negotiations with the CombinatoRx Qualified Bidder and its representatives with respect to such CombinatoRx Acquisition Proposal; provided that (w) CombinatoRx receives from the CombinatoRx Qualified Bidder an executed confidentiality agreement the terms of which are not less restrictive to such Person than those contained in the Confidentiality Agreement, and containing additional provisions that expressly permit CombinatoRx to comply with the terms of this Section 6.4 (a copy of such confidentiality agreement shall promptly, and in any event within twenty-four (24) hours, be provided to Neuromed for informational purposes only), (x) CombinatoRx contemporaneously supplies to Neuromed any such nonpublic information or access to any such nonpublic information to the extent it has not been previously provided or made available to Neuromed, (y) CombinatoRx has not breached this Section 6.4, and (z) the Board of Directors of CombinatoRx determines in good faith, after consultation with its outside legal counsel, that taking such actions would be required to comply with the fiduciary duties of the Board of Directors of CombinatoRx under applicable Laws.

(ii) For purposes of this Agreement,

(A) “CombinatoRx Acquisition Proposal” means any proposal, indication of interest or offer for (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving CombinatoRx or its Subsidiaries, (ii) a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of fifteen percent (15%) or more of the assets of CombinatoRx and its Subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing fifteen percent (15%) or more of the voting power of CombinatoRx (including securities of CombinatoRx currently beneficially owned by such Person); provided, however, that the term “CombinatoRx Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement; and

(B) “CombinatoRx Superior Offer” shall mean an unsolicited bona fide CombinatoRx Acquisition Proposal (with all references to “fifteen percent (15%)” in the definition of CombinatoRx Acquisition Proposal being treated as references to “one hundred (100%)” for these purposes) made by a third party that the Board of Directors of CombinatoRx determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such CombinatoRx Acquisition Proposal (including the financing terms and the ability of such third party to finance such CombinatoRx Acquisition Proposal), (1) is more favorable from a financial point of view to the CombinatoRx Stockholders than as provided hereunder (including any changes to the terms of this Agreement proposed by Neuromed in response to such CombinatoRx Superior Offer pursuant to and in accordance with Section 6.4(b)(iv) or otherwise), (2) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (3) is reasonably capable of being completed on the terms proposed without unreasonable delay and (4) includes termination rights exercisable by CombinatoRx on terms no less favorable to CombinatoRx than the terms set forth in this Agreement, all from a third party capable of performing such terms.

(iii) Except as otherwise provided in Section 6.4(b)(iv), neither the Board of Directors of CombinatoRx nor any committee of the Board of Directors of CombinatoRx shall fail to make, withhold, withdraw, amend, change or publicly propose to withhold, withdraw, amend or change in a manner adverse to Neuromed, the CombinatoRx Recommendation, knowingly make any public statement inconsistent with such recommendation, fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, propose publicly to approve, adopt or recommend any CombinatoRx Acquisition Proposal, or make any public statement inconsistent with its recommendation (any action described in this sentence being referred to as a “CombinatoRx Change of Recommendation”).

(iv) Notwithstanding the foregoing, if at any time prior to the approval of the CombinatoRx Stockholder Proposals at the CombinatoRx Stockholder Meeting, CombinatoRx receives a CombinatoRx Acquisition Proposal that the Board of Directors of CombinatoRx concludes in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a CombinatoRx Superior Offer, and the Board of Directors of CombinatoRx determines in good faith (after consultation with outside legal counsel) that such CombinatoRx Change of Recommendation or entry into such definitive agreement would be required to comply with the fiduciary duties of the Board of Directors of CombinatoRx under applicable Laws, the Board of Directors of CombinatoRx may (i) effect a CombinatoRx Change of Recommendation, and/or (ii) enter into a definitive agreement with respect to such CombinatoRx Superior Offer (a “CombinatoRx Acquisition Agreement”) and terminate this Agreement; provided, however that CombinatoRx shall not terminate this Agreement pursuant to the foregoing clause (ii), and any purported termination pursuant to the foregoing clause (ii) shall be void and of no force or effect, unless CombinatoRx has complied with this Section 6.4 and in advance of or concurrently with such termination CombinatoRx pays the fee set forth in Section 8.2(c); provided further, however, that such actions in the foregoing clauses (i) and (ii) may only be taken at a time that is after (A) the fifth (5th) Business Day following Neuromed’s receipt of written notice from CombinatoRx that the Board of Directors of CombinatoRx and/or a committee thereof is prepared to take such action (which notice will specify the material terms of the applicable CombinatoRx Acquisition Proposal) (the “CombinatoRx Subsequent Determination Notice”), and (B) at the end of such period, the Board of Directors of CombinatoRx and/or a committee thereof determines in good faith, after taking into account all amendments or revisions irrevocably committed to by Neuromed and after consultation with CombinatoRx’s outside legal counsel and financial advisors, that such Acquisition Proposal remains a CombinatoRx Superior Offer. During any such five (5) Business Day period, Neuromed shall be entitled to deliver to CombinatoRx one or more counterproposals to such Acquisition Proposal.

(v) Nothing in this Section 6.4 shall prohibit CombinatoRx from complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with regard to a CombinatoRx Acquisition Proposal, respectively, or from the Board of Directors of CombinatoRx making any disclosure to the CombinatoRx Stockholders if, in the good faith judgment of the Board of Directors of CombinatoRx, after consultation with its outside legal counsel, that taking such action or making such disclosure would be required to comply with its fiduciary duties under applicable Laws.

(c) Both Neuromed and CombinatoRx shall notify the other no later than twenty-four (24) hours after receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to a Neuromed Acquisition Proposal or CombinatoRx Acquisition Proposal, respectively, and any such notice shall be made orally and in writing and shall indicate in reasonable detail the terms and conditions of such proposal, inquiry or contact, including price, and the identity of the offeror. Both Neuromed and CombinatoRx shall keep the other informed, on a current basis, of the status and material developments (including any changes to the terms) of such Neuromed Acquisition Proposal or CombinatoRx Acquisition Proposal, respectively.

(d) Neuromed, Neuromed Canada and CombinatoRx shall, and shall cause each of their respective Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to, or that may reasonably be expected to lead to, a Neuromed Acquisition Proposal or CombinatoRx Acquisition Proposal.

6.5 Access to Information. Upon reasonable prior notice and subject to applicable Laws relating to the premerger exchange of information, Neuromed, Neuromed Canada and CombinatoRx (and each of their respective Subsidiaries) shall each afford to the officers, employees, accountants, counsel, and other Representatives of the other, reasonable access without undue interruption, during normal business hours during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to all of its properties, books, contracts, commitments, and records (other than confidential information contained in personnel files to the extent the disclosure of such information is prohibited by privacy Laws). With the prior consent of the other party (which consent shall not be unreasonably withheld or delayed) and subject to applicable Laws relating to the premerger exchange of information, Neuromed and CombinatoRx shall each provide to the other, during normal business hours, with reasonable access to its officers, key employees or accountants. None of Neuromed, Neuromed Canada, CombinatoRx or any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would contravene any Laws or binding agreement entered into prior to the date of this Agreement, would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege or would violate or prejudice the rights of third parties. The parties hereto will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. No information or knowledge obtained in any investigation pursuant to this Section 6.5 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. With respect to all information furnished by one party to the other party or its Representatives under this Agreement, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement.

6.6 Employment and Benefit Matters.

(a) Benefits. During the period commencing on the date of this Agreement and ending at the Effective Time, CombinatoRx agrees to consult with Neuromed in good faith with respect to employee transition matters, including the compensation and employee benefits to be provided to Neuromed Employees after the Effective Time. Following the Effective Time, the employees of the Neuromed Entities who remain employed after the Effective Time (the “Neuromed Employees”) will be entitled to participate in either (i) the Neuromed Employee Programs (other than equity-based plans) on the same terms, or terms which in the aggregate provide substantially comparable benefits, as those in effect immediately prior to the Effective Time, (ii) the employee benefit plans of CombinatoRx and its Subsidiaries on substantially the same terms as similarly-situated employees of CombinatoRx and its Subsidiaries or (iii) a combination of (i) and (ii), in each case in the reasonable discretion of CombinatoRx, and CombinatoRx in its reasonable discretion may terminate any of the Neuromed Employee Programs or merge any of the Neuromed Employee Programs with CombinatoRx’s employee benefit plans. Subject to the requirements of applicable Laws and unless such recognition of service would result in a duplication of benefits, CombinatoRx shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans to treat, the service of Neuromed Employees with any of the Neuromed Entities attributable to any period before the Effective Time as service rendered to CombinatoRx or the Surviving Corporation for all purposes, including, but not limited to, eligibility to participate, vesting, benefit levels for vacation benefits and the applicability of any minimum waiting periods for participation, excluding for these purposes benefit-accrual under any defined benefit plan. Without limiting the foregoing, CombinatoRx shall not, and shall cause the Surviving Corporation not to, treat any Neuromed Employee as a “new” employee for purposes of any exclusions under any health or similar welfare plan of CombinatoRx or the Surviving Corporation for a pre-existing medical condition, except to the extent such exclusions were applicable under a Neuromed Employee Program immediately prior to the Effective Time.

(b) “At Will” Employment. Except with respect to employees who have entered into employment agreements with any of the Neuromed Entities, and subject to Section 6.6(c) hereof and applicable Laws, the Neuromed Employees who remain employed after the Effective Time shall be considered to be employed by CombinatoRx “at will” and nothing in this Agreement shall be construed to limit the ability of CombinatoRx or the Surviving Corporation to terminate the employment of any such Neuromed Employee at any time.

(c) Continuation of Employment. No provision of this Section 6.6 shall create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) of any of the Neuromed Entities in respect of continued employment (or resumed employment) with CombinatoRx, the Surviving Corporation or any of CombinatoRx’s Subsidiaries and no provision of this Section 6.6 shall create such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee program or any plan or arrangement that may be established by CombinatoRx or any of its Subsidiaries. No provision of this Agreement shall constitute a limitation on the rights to amend, modify or terminate after the Effective Time any such plans or arrangements of CombinatoRx, Surviving Corporation or any of CombinatoRx’s Subsidiaries.

6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) CombinatoRx and Merger Sub agree that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director, officer, employee, fiduciary, or agent of the Neuromed Entities provided for in the respective organizational documents in effect as of the date hereof, shall continue to be honored and in full force and effect for a period of six (6) years after the Effective Time; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim. The Surviving Corporation Charter will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those currently in the Neuromed Charter and Neuromed Bylaws and during such six (6) year period following the Effective Time, CombinatoRx shall not and shall cause the Surviving Corporation not to amend, repeal or otherwise modify such provisions in any manner that would materially and adversely affect the rights thereunder of individuals who at any time prior to the Effective Time was a director, officer, employee, fiduciary, or agent of any of the Neuromed Entities in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by applicable Law. From and after the Effective Time, CombinatoRx and the Surviving Corporation also agree, jointly and severally, to indemnify and hold harmless the present and former officers, directors, employees, fiduciaries and agents of the Neuromed Entities in respect of acts or omissions occurring prior to the Effective Time to the extent (i) provided in any written indemnification agreements listed in Section 6.7(a) of the Neuromed Disclosure Schedule between any of the Neuromed Entities and such individuals or (ii) required by the Neuromed Charter or the Neuromed Bylaws, in each case as in effect immediately prior to the Effective Time.

(b) For a period of six years after the Effective Time, CombinatoRx shall maintain in effect the current level and scope of directors’ and officers’ liability insurance as in effect at Neuromed immediately prior to the Effective Time covering those persons who are covered by Neuromed’s directors’ and officers’ liability insurance policy immediately prior to the Effective Time; provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed 250% of the per annum rate of premium currently paid by Neuromed for such insurance on the date hereof, then CombinatoRx will provide the maximum coverage that will then be available at an annual premium equal to 250% of such rate. Notwithstanding the foregoing, CombinatoRx may satisfy its obligations under this Section 6.7(b) by procuring an equivalent six-year “tail” policy under Neuromed’s existing directors’ and officers’ liability insurance policy, the equivalent annual premium for which “tail” policy shall not exceed 250% of the per annum rate of premium currently paid by Neuromed for directors’ and officers’ liability insurance; provided that if the equivalent annual premium for such “tail” policy exceeds 250% of the per annum rate of premium currently paid by Neuromed for directors’ and officers’ liability insurance, then CombinatoRx will provide the maximum coverage that will then be available at an equivalent annual premium equal to 250% of such rate and in doing so will be deemed to have satisfied its obligations pursuant to this Section 6.7(b).

(c) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each of the Persons indemnified hereby, and his or her heirs and Representatives, and may not be amended, altered or repealed without the written consent of any such Person affected by such amendment, alteration or repeal. The provisions in this Section 6.7 are intended to be in addition to the rights otherwise available to the current directors, officers, employees, fiduciaries and/or agents of the Neuromed Entities by Law, charters, bylaws or agreements.

(d) If CombinatoRx or the Surviving Corporation or any of the successors or assigns of CombinatoRx or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of CombinatoRx or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section  6.7.

6.8 Additional Agreements. Subject to the terms and conditions herein provided, in case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall use its or their reasonable best efforts to take, or cause to be taken, all such necessary action as may be reasonably requested by, and at the sole expense of, CombinatoRx.

6.9 Publicity.

(a) On the date this Agreement is executed (or if executed after the close of business, no later than the opening of the NASDAQ Global Market on the next day), Neuromed and CombinatoRx shall issue a joint press release with respect to the execution hereof and the transactions contemplated hereby in such form as shall be mutually agreed upon by CombinatoRx and Neuromed.

(b) Neither Neuromed nor CombinatoRx shall issue any other press release or public statement concerning the transactions contemplated by this Agreement without first providing the other with a written copy of the text of such release or statement and obtaining the consent of the other to such release or statement, which consent will not be unreasonably withheld or delayed. The consent provided for in this Section 6.9(b) shall not be required if the delay would preclude the timely issuance of a press release or public statement required by any applicable Laws or listing agreement with or rule of any regulatory body, national securities exchange or association.

(c) Notwithstanding anything in this Section 6.9 to the contrary, (i) Neuromed shall not be required to consult with, or obtain the consent of, CombinatoRx before issuing any press release or making any other public statement with respect to a Neuromed Change of Recommendation that is effected in accordance with Section 6.4(a)(iii), or with respect to Neuromed’s receipt and consideration of any Neuromed Acquisition Proposal; and (ii) CombinatoRx shall not be required to consult with, or obtain the consent of, Neuromed before issuing any press release or making any other public statement with respect to a CombinatoRx Change of Recommendation that is effected in accordance with Section 6.4(b)(iii), or with respect to CombinatoRx’s receipt and consideration of any CombinatoRx Acquisition Proposal.

6.10 Notification of Certain Events. Each of Neuromed and CombinatoRx will give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Authority in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) any litigation relating to, involving or otherwise affecting Neuromed, Neuromed Canada, CombinatoRx, Merger Sub or any of their respective Subsidiaries that relates to the Merger or any of the other transactions contemplated by this Agreement. Neuromed shall give prompt written notice to CombinatoRx of any representation or warranty made by Neuromed or Neuromed Canada contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Neuromed or Neuromed Canada to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in any case, if and only to the extent that such untruth or inaccuracy or such failure could reasonably be expected to cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. CombinatoRx shall give prompt written notice to Neuromed of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of CombinatoRx or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in any case, if and only to the extent that such untruth or inaccuracy or such failure could reasonably be expected to cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

6.11 Shares Listed. Prior to the Effective Time, CombinatoRx shall use its reasonable best efforts to obtain approval for listing on NASDAQ of the shares of CombinatoRx Common Stock to be issued in the Merger.

6.12 Takeover Statutes. If any anti-takeover, control share acquisition, fair price, moratorium or other similar statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of CombinatoRx and Neuromed and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise take such lawful actions to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

6.13 Section 16 Matters. Prior to the Effective Time, the Board of Directors of CombinatoRx shall approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any acquisitions and/or dispositions of equity securities of CombinatoRx (including derivative securities with respect to equity securities of CombinatoRx) resulting from the transactions contemplated by this Agreement and the Escrow Agreement by each Person who is subject to Section 16 of the Exchange Act with respect to equity securities of CombinatoRx.

6.14 Other Actions by the Parties. Each of CombinatoRx and the Neuromed Entities, at the request of the other party, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby (including all action reasonably necessary to seek and obtain any and all approvals of any Governmental Authority or other Person required in connection with the Merger; provided, however, that (a) CombinatoRx shall not be obligated to make or consent to any divestiture or operational limitation or activity in connection therewith, or any waiver or modification of any right, or any payment of money or grant of any other commercial concession as a condition to obtaining any such approval and (b) the Neuromed Entities shall not be obligated to make or consent to any divestiture or operational limitation or activity in connection therewith, or any waiver or modification of any right, or any payment of money or grant of any other commercial concession as a condition to obtaining any such approval). Each party agrees to use commercially reasonable best efforts to cause the conditions set forth in Article VII to be satisfied, where the satisfaction of such conditions depends on action or forbearance from action by such party.

6.15 Reorganization. Notwithstanding anything herein to the contrary, each of Merger Sub, CombinatoRx, Neuromed and Neuromed Canada shall use reasonable best efforts to cause the Merger to qualify, and will not take any actions, or fail to take any action, which could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code. CombinatoRx, Merger Sub, Neuromed, Neuromed Canada and Surviving Corporation shall report, to the extent required by the Code or the regulations thereunder, the Merger for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. CombinatoRx and Neuromed will each make available to the other party and their respective legal counsel copies of all returns requested by the other party.

6.16 Tax Due Diligence. The Neuromed Entities shall promptly deliver to CombinatoRx or its Tax advisors such documents and other materials relating to Tax matters which are reasonably requested by such Person(s). Such documents and materials may include, but not be limited to, correct and complete copies of Tax Returns for any Tax years filed by the Neuromed Entities, private letter rulings, determination letters, closing agreements and other correspondence issued by any Taxing Authority to any of the Neuromed Entities. CombinatoRx and its Subsidiaries shall promptly deliver to Neuromed or its Tax advisors such documents and other materials relating to Tax matters which are reasonably requested by such Person(s). Such documents and materials may include, but not be limited to, correct and complete copies of Tax Returns for any Tax years filed by CombinatoRx and its Subsidiaries, private letter rulings, determination letters, closing agreements and other correspondence issued by any Taxing Authority to any of CombinatoRx and its Subsidiaries.

6.17 FIRPTA Certificate. At Closing, Neuromed shall deliver to CombinatoRx a properly executed letter that complies with Treasury Regulation Section 1.1445-2(c)(3) and 1.897-2(h), and states that shares of Neuromed Common Stock do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying CombinatoRx’s obligations under Treasury Regulation Section 1.1445-2(c)(3) and a form of notice to the IRS in accordance with the requirements of Treasury Regulation Sections 1.897-2(h)(2) and 1.897-2(h)(5), along with written authorization for CombinatoRx to deliver such notice form to the IRS on behalf of Neuromed.

6.18 Directors and Officers.

(a) Prior to the Effective Time, the size of the Board of Directors of CombinatoRx shall be fixed at ten (10) directors, and CombinatoRx shall use its reasonable best efforts to obtain the resignations of all of the directors of CombinatoRx then in office (other than Sally Crawford, Frank Haydu, Michael Kauffman and W. James O’Shea), if necessary, such that, as of the Effective Time, at least five (5) vacancies will exist on the Board of Directors of CombinatoRx; provided that, in the event there are not at least five (5) vacancies on the Board of Directors of CombinatoRx as of immediately prior to the Effective Time, then the size of the Board of Directors of CombinatoRx prior to the Effective Time shall be fixed at such number equal to the product of (x) two and (y) the number of directors of CombinatoRx then in office, provided, further that if there are more than five (5) vacancies on the Board of Directors of CombinatoRx as of immediately prior to the Effective Time, whether as a result of the resignation, retirement or inability to serve of a current director of CombinatoRx or otherwise, CombinatoRx shall have the right to designate another individual or individuals, as the case may be, to fill such excess vacancy or vacancies (but in no event shall the number of directors of CombinatoRx in office as of immediately prior to the Effective Time and the individuals designated by CombinatoRx to fill vacancies constitute more than 50% of the entire Board of Directors of CombinatoRx), which, other than with respect to the appointment of Robert Forrester, shall be subject to Neuromed’s consent, which shall not be unreasonably withheld or delayed. Effective immediately following the Effective Time, CombinatoRx shall cause Mark Corrigan, Todd Foley, Christopher Gallen, William Hunter and Hartley Richardson (collectively, the “Neuromed Nominees”) to be appointed to the Board of Directors of CombinatoRx and shall cause all of the directors to be placed into classes and designated to the committees set forth in Exhibit D hereto; provided that (i) if any Neuromed Nominee is unable or otherwise fails to serve, for any reason, as a director of CombinatoRx immediately following the Effective Time, Neuromed shall have the right to designate another individual to serve as a director of CombinatoRx in place of such Neuromed Nominee, subject to CombinatoRx’s consent, which shall not be unreasonably withheld or delayed; and (ii) if the size of the Board of Directors of CombinatoRx is greater than ten (10) directors as a result of the first proviso in the first sentence of this Section 6.18(a), Neuromed shall have the right to designate additional individuals to serve as directors of CombinatoRx, subject to CombinatoRx’s consent, which shall not be unreasonably withheld or delayed, such that the total number of Neuromed Nominees is equal to the total number of directors of CombinatoRx then in office who have not resigned as of the Effective Time. Each such Neuromed Nominee and each member of the Board of Directors of CombinatoRx at the Effective Time shall (i) meet the criteria provided in CombinatoRx’s Corporate Governance Guidelines, as in effect on the date hereof, and (ii) execute an acknowledgement stating that he or she will be subject to CombinatoRx’s Statement of Company Policy on Insider Trading and Disclosure and Insider Trading Procedures and CombinatoRx’s Corporate Code of Ethics and Conduct, in each case, as in effect on the date hereof with any subsequent amendments to which Neuromed may consent, which consent shall not be unreasonably withheld or delayed.

(b) Immediately following the Effective Time, the officers of CombinatoRx shall include, but not be limited to, Christopher Gallen, who shall be President and Chief Executive Officer, Robert Forrester, who shall be Executive Vice President and Chief Operating Officer, Terrance Snutch, who shall be Senior Vice President and Chief Scientific Officer, Gene Wright, who shall be Senior Vice President and Chief Development Officer, Justin Renz, who shall be Senior Vice President, Chief Financial Officer and Treasurer, and Jason Cole, who shall be Senior Vice President, General Counsel and Secretary; provided that if any such Person is unable or otherwise fails to serve, for any reason, as an officer of CombinatoRx immediately following the Effective Time, the Board of Directors of CombinatoRx shall have the right to designate another individual to serve as an officer of CombinatoRx in place of such Person, subject to Neuromed’s consent, which shall not be unreasonably withheld or delayed.

(c) Effective immediately following the Effective Time, CombinatoRx and the Surviving Corporation shall cause the size and composition of the board of directors of the Surviving Corporation to be identical in size and composition to the board of directors of CombinatoRx after taking into account the requirements and actions set forth in Section 6.18(a), except that the board of directors of the Surviving Corporation shall not be classified.

6.19 Securityholder List. At least two (2) Business Days prior to the Effective Time, Neuromed shall deliver to CombinatoRx a true, correct and complete list, as of that date, of all issued and outstanding shares of the capital stock of Neuromed and Neuromed Canada on a holder-by-holder basis.

6.20 Employee Communications. CombinatoRx and Neuromed will use reasonable efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to its employees regarding this Agreement, the Merger or the effects thereof on the employment, compensation or benefits of its employees, and, in any case, any such notice or other communication materials shall comply with applicable Laws.

6.21 Reverse Stock Split; Increase in Authorized CombinatoRx Common Stock. CombinatoRx shall submit to the CombinatoRx Stockholders at the CombinatoRx Stockholder Meeting a proposal to approve and adopt (a) Amendment No. 1 to the CombinatoRx Charter to authorize the Board of Directors of CombinatoRx to effect a reverse stock split of all outstanding shares of CombinatoRx Common Stock at a reverse stock split ratio in the range mutually agreed to by Neuromed and CombinatoRx (the “Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Reverse Stock Split; and (b) Amendment No. 2 to the CombinatoRx Charter to increase the authorized number of shares of CombinatoRx Common Stock from 60,000,000 shares to 200,000,000 shares. Any Reverse Stock Split shall only become effective at a time mutually agreed to by CombinatoRx and Neuromed.

6.22 Blue Sky Compliance. CombinatoRx shall obtain the requisite approvals, if any, of the securities authorities of each jurisdiction in which such approval is required for the issuance of the Merger Consideration.

6.23 Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, CombinatoRx, on the one hand, and the Neuromed Entities, on the other hand, shall give the other party the opportunity to participate in the defense or settlement of any stockholder litigation relating to this Agreement or any of the transactions contemplated by this Agreement, and shall not settle any such litigation without the other party’s written consent, which will not be unreasonably withheld or delayed.

6.24 CombinatoRx Stock Option Plan Matters. Subject to obtaining CombinatoRx Stockholder Approval, CombinatoRx shall amend the CombinatoRx Stock Option Plans to increase the number of shares that may be issued pursuant to the CombinatoRx Amended and Restated 2004 Incentive Plan from 2,000,000 to

20,000,000 (subject to appropriate adjustment in the event of any stock dividend, stock split or other similar event affecting CombinatoRx Common Stock), and to make such other changes (collectively, the “Option Plan Amendments”) as are set forth in Schedule II hereto. Additionally, between the signing of the Agreement and the Effective Time, CombinatoRx shall commence (within the meaning of Rule 14d-2 under the Exchange Act) an exchange offer (the “Exchange Offer”) for certain outstanding and unexercised CombinatoRx Stock Options for a value-to-value repricing as is set forth in Schedule III hereto. The Exchange Offer will be conditioned upon, among other things, obtaining CombinatoRx Stockholder Approval and the Closing of the Merger, and will be closed immediately following the Effective Time.

6.25 Headquarters. Immediately following the Effective Time, the headquarters of CombinatoRx shall continue to be located in Cambridge, Massachusetts.

6.26 Approval of Neuromed Canada F Exchangeable Shares. Neuromed and Neuromed Canada shall each use its reasonable best efforts to (i) obtain as promptly as practicable all necessary approvals of the shareholders of Neuromed Canada at the Neuromed Canada Special Meeting under applicable Laws and under the Neuromed Canada Charter to approve and adopt the Neuromed Canada Amended Charter and (ii) forthwith thereafter effect the Neuromed Canada Amended Charter. Within twelve (12) Business Days after the date of this Agreement, Neuromed Canada shall send the Special Meeting Notice to all of its shareholders, which notice shall comply with the requirements of the Neuromed Canada Charter and all applicable Laws. The Neuromed Canada Special Meeting shall be conducted in compliance with the requirements of the Neuromed Canada Charter and all applicable Laws. From and after the execution of this Agreement, Neuromed and Neuromed Canada will maintain in full force and effect the Neuromed Canada Voting Agreements. Within two (2) Business Days after receipt of the required approvals by the shareholders of Neuromed Canada, Neuromed Canada shall make all necessary filings under applicable Laws to effect the Neuromed Canada Amended Charter and shall, within one (1) Business Day after the receipt of the Neuromed Canada Amended Charter from the Registrar of Companies (British Columbia), deliver to CombinatoRx a copy of the effective Neuromed Canada Amended Charter. From and after the effectiveness of the Neuromed Canada Amended Charter, Neuromed shall (i) reserve sufficient shares of Neuromed Canada F Exchangeable Shares to permit the conversion of all of the Neuromed Canada Notes pursuant to the terms of the Neuromed Notes Amendment Agreement and (ii) reserve sufficient shares of Neuromed Canada Special Voting Shares to permit the conversion of the Neuromed U.S. Notes pursuant to the terms of the Neuromed Notes Amendment Agreement.

ARTICLE VII—CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligations To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment (or waiver in writing if permissible under applicable Laws) at or prior to the Effective Time of the following conditions:

(a) Neuromed Stockholder Approval. This Agreement shall have been adopted and approved by the requisite affirmative vote of the holders of shares of outstanding capital stock of Neuromed present or represented by proxy at the Neuromed Stockholder Meeting in accordance with applicable Laws (the “Neuromed Stockholder Approval”).

(b) CombinatoRx Stockholder Approvals. The CombinatoRx Stockholder Proposals shall have been approved by the requisite affirmative vote of the holders of shares of CombinatoRx Common Stock present and or represented by proxy at the CombinatoRx Stockholder Meeting in accordance with applicable Laws (the “CombinatoRx Stockholder Approvals”).

(c) No Injunctions or Illegality. (i) There shall not be threatened, instituted or pending any Order, injunction, or decree issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, (including but not limited to any suit, action or proceeding in which a Governmental Authority of competent jurisdiction is seeking to impose, by means of any Order or otherwise, an Adverse Regulatory Condition), and (ii) no statute, rule, regulation, order, injunction, or decree shall have been enacted, issued, entered, promulgated, or enforced by any Governmental Authority that prohibits, or makes illegal consummation of the Merger.

(d) Effective Registration Statement; Proxy Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened by the SEC or any Governmental Authority.

(e) Antitrust. (i) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and/or the Competition Act (Canada) shall have been terminated or expired, and (ii) all other required approvals under any Antitrust Laws applicable to the Merger shall have been obtained or any applicable waiting period thereunder shall have been terminated or expired.

7.2 Conditions to the Obligations of CombinatoRx and Merger Sub. The obligation of CombinatoRx and Merger Sub to effect the Merger is also subject to the satisfaction (or waiver in writing if permissible under applicable Laws), at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. Each representation and warranty of Neuromed and Neuromed Canada contained in this Agreement (i) shall have been true and correct (without regard to any qualification or exception relating to materiality or Neuromed Material Adverse Effect) as of the date of this Agreement except as, individually or in the aggregate, does not constitute a Neuromed Material Adverse Effect and (ii) shall be true and correct (without regard to any qualification or exception relating to materiality or Neuromed Material Adverse Effect) on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except as, individually or in the aggregate, does not constitute a Neuromed Material Adverse Effect as of the Closing Date; provided, however, representations and warranties of Neuromed and Neuromed Canada which address matters only as of a particular date, need only be true and correct as of such particular date (subject to the qualifications regarding Neuromed Material Adverse Effect and all material respects in the preceding clause), it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Neuromed Disclosure Schedule made or purported to have been made after the execution of this Agreement shall be disregarded.

(b) Performance of Obligations of Neuromed Entities. Each of Neuromed and Neuromed Canada shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CombinatoRx and Merger Sub shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Neuromed to such effect.

(c) No Neuromed Material Adverse Effect. Since the date of this Agreement, there shall not have been a Neuromed Material Adverse Effect that has occurred and is continuing.

(d) Approval of Neuromed Canada F Exchangeable Shares. The Neuromed Canada Amended Charter shall be effective after having been duly and validly adopted and approved at the Neuromed Canada Special Meeting.

7.3 Conditions to the Obligations of Neuromed and Neuromed Canada. The obligation of Neuromed and Neuromed Canada to effect the Merger is also subject to the satisfaction (or waiver in writing if permissible under applicable Laws), at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. Each representation and warranty of CombinatoRx or Merger Sub contained in this Agreement (i) shall have been true and correct (without regard to any qualification or exception relating to materiality or CombinatoRx Material Adverse Effect) as of the date of this Agreement except as, individually or in the aggregate, does not constitute a CombinatoRx Material Adverse Effect and (ii) shall be true and correct (without regard to any qualification or exception relating to materiality or CombinatoRx Material Adverse Effect) on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except as, individually or in the aggregate, does not constitute a CombinatoRx Material Adverse Effect as of the Closing Date; provided, however, CombinatoRx’s representations and warranties which address matters only as of a particular date, need only be true and correct as of such particular date (subject to the qualifications regarding CombinatoRx Material Adverse Effect in the preceding clause), it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the CombinatoRx Disclosure Schedule made or purported to have been made after the execution of this Agreement shall be disregarded.

(b) Performance of Obligations of CombinatoRx and Merger Sub. CombinatoRx and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Neuromed shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of CombinatoRx and Merger Sub to such effect.

(c) No CombinatoRx Material Adverse Effect. Since the date of this Agreement, there shall not have been a CombinatoRx Material Adverse Effect that has occurred and is continuing.

(d) Reporting Issuer Status. CombinatoRx (i) shall be a reporting issuer under the Securities Act (British Columbia) and received the Seasoning Waiver or, if it has not received the BCSC Order and the Seasoning Waiver, shall have cleared with the BCSC a prospectus for filing as a (final) prospectus with the BCSC immediately after the Effective Time, and (ii) shall not be in default of any of the requirements thereunder or under other applicable Canadian securities Laws.

ARTICLE VIII—TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(d), by written notice from the terminating party to the other parties), whether before or after the approval by the Boards of Directors and stockholders of Neuromed and CombinatoRx,

(a) by mutual written consent duly authorized by the Boards of Directors of CombinatoRx and Neuromed;

(b) by either CombinatoRx or Neuromed by action of the respective Board of Directors of CombinatoRx or Neuromed at any time prior to the Effective Time:

(i) if the Merger shall not have been consummated by March 31, 2010 (the “Termination Date”);

(ii) if any non-appealable, final Order permanently enjoining, restraining or otherwise prohibiting the Merger is issued by a Governmental Authority; or

(iii) if the Neuromed Stockholder Approval or the CombinatoRx Stockholder Approvals shall not have been obtained by reason of the failure to obtain the requisite vote; and

provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party that has materially breached its obligations under this Agreement in any manner and such breach shall have proximately caused the occurrence of the event which gave rise to the termination right under this Section 8.1(b);

(c) by CombinatoRx, if:

(i) the Board of Directors of Neuromed shall have made a Neuromed Change of Recommendation;

(ii) there has been a breach of any representation, warranty, covenant or agreement made by Neuromed or Neuromed Canada in this Agreement, or any such representation or warranty shall have become untrue or incorrect on any date subsequent to the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or failure to be true or correct is not curable or, if curable, has not been cured within the earlier of: (x) the Termination Date; and (y) thirty (30) days after written notice thereof has been given by CombinatoRx to Neuromed;

(iii) in connection with entering into a definitive agreement to effect a CombinatoRx Superior Offer; provided, however, that prior to terminating this Agreement pursuant to this Section 8.1(c)(iii), CombinatoRx shall have complied in all respects with Section 6.4 and paid the Termination Fee pursuant to Section 8.2(c); or

(iv) the Neuromed Canada Amended Charter is not effective prior to August 31, 2009 after having been duly and validly adopted and approved at the Neuromed Canada Special Meeting; and

(d) by Neuromed, if:

(i) the Board of Directors of CombinatoRx shall have made a CombinatoRx Change of Recommendation;

(ii) there has been a breach of any representation, warranty, covenant or agreement made by CombinatoRx in this Agreement, or any such representation or warranty shall have become untrue or incorrect on any date subsequent to the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or failure to be true or correct is not curable or, if curable, has not been cured within the earlier of: (x) the Termination Date; and (y) thirty (30) days after written notice thereof has been given by Neuromed to CombinatoRx; or

(iii) in connection with entering into a definitive agreement to effect a Neuromed Superior Offer; provided, however, that prior to terminating this Agreement pursuant to this Section 8.1(d)(iii), Neuromed shall have complied in all respects with Section 6.4 and paid the Termination Fee pursuant to Section 8.2(b).

8.2 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any fraud or willful breach of this Agreement and (ii) the provisions set forth in the second sentence of Section 9.2 shall survive the termination of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with its terms.

(b) Neuromed shall pay CombinatoRx:

(i) the Termination Fee in the event of the termination of this Agreement pursuant to:

(A) Section 8.1(c)(i); or

(B) Section 8.1(d)(iii); or

(ii) all reasonable costs and expenses (including attorneys’ fees) of CombinatoRx incurred in connection with this Agreement and the transactions contemplated hereby in the event of the termination of this Agreement pursuant to Section 8.1(c)(iv), provided that such payment shall not exceed $500,000.

Neuromed acknowledges that the agreements contained in this Section 8.2(b) are an integral part of the Merger and the transactions contemplated by this Agreement, and that, without these agreements, CombinatoRx and Merger Sub would not enter into this Agreement; accordingly, if Neuromed fails to promptly pay the Termination Fee pursuant to Section 8.2(b)(i) or the costs and expenses pursuant to Section 8.2(b)(ii), and, in order to obtain such payment, CombinatoRx or Merger Sub commences a suit that results in a judgment against Neuromed for the payment set forth in this Section 8.2(b) or any portion of such payment, Neuromed shall pay to CombinatoRx or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit.

(c) CombinatoRx shall pay Neuromed the Termination Fee in the event of the termination of this Agreement pursuant to:

(i) Section 8.1(d)(i); or

(ii) Section 8.1(c)(iii).

CombinatoRx acknowledges that the agreements contained in this Section 8.2(c) are an integral part of the Merger and the transactions contemplated by this Agreement, and that, without these agreements, Neuromed and Neuromed Canada would not enter into this Agreement; accordingly, if CombinatoRx fails to promptly pay the Termination Fee pursuant to this Section 8.2(c), and, in order to obtain such payment, Neuromed or Neuromed Canada commences a suit that results in a judgment against CombinatoRx for the fee set forth in this Section 8.2(c) or any portion of such fee, CombinatoRx shall pay to Neuromed or Neuromed Canada its costs and expenses (including attorneys’ fees) in connection with such suit.

(d) The amounts payable pursuant to Section 8.2(b)(i)(A), 8.2(b)(ii) or Section 8.2(c)(i), in each such case, shall be paid by wire transfer of immediately available funds within three (3) Business Days after the termination of this Agreement pursuant to Article VIII, and the fee payable pursuant to Section 8.2(b)(i)(B) or Section 8.2(c)(ii), in each such case, shall be paid by wire transfer of immediately available funds concurrently with the termination of this Agreement, in each case to the accounts specified in Schedule IV hereto.

(e) Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that any fee becomes payable pursuant to Section 8.2 and is paid by either Neuromed or CombinatoRx, such fee shall be the other party’s sole and exclusive remedy for monetary damages under this Agreement, other than damages incurred in the event of a breach of this Agreement described in clause (i) of Section 8.2(a).

8.3 Amendment. Subject to compliance with applicable Laws, this Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after the Neuromed Stockholder Approval and the CombinatoRx Stockholder Approvals; provided, however, that after the Neuromed Stockholder Approval and/or the CombinatoRx Stockholder Approvals, no amendment of this Agreement shall be made, that by Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of Neuromed and/or CombinatoRx, without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Neuromed Stockholder Approval and/or the CombinatoRx Stockholder Approvals, no extension or waiver of this Agreement or any portion thereof shall be made, that by Law requires further approval by the stockholders of Neuromed and/or CombinatoRx, without obtaining such approval. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX—MISCELLANEOUS

9.1 Stockholder Representative.

(a) The Stockholder Representative is hereby designated to act as the representative, agent and attorney-in-fact for each of the Neuromed Stockholders and their successors and assigns in accordance with this Section 9.1, effective as of immediately prior to the Effective Time, for all purposes under the Escrow Agreement, and the Stockholder Representative, by its signature to this Agreement, agrees to serve in such capacity.

(b) In its capacity as Stockholder Representative, the Stockholder Representative shall have the power and authority to take such actions from and after the Effective Time on behalf of each of the Neuromed Stockholders as the Stockholder Representative, in its sole judgment, may deem to be in the best interests of the Neuromed Stockholders or otherwise appropriate on all matters related to or arising from the Escrow Agreement without having to seek or obtain the consent of any Person under any circumstance. Such powers shall include, without limitation:

(i) executing and delivering the Escrow Agreement and all certificates, consents and other documents contemplated by the Escrow Agreement or as may be necessary or appropriate to effect the transactions contemplated by the Escrow Agreement;

(ii) giving and receiving notices and other communications relating to the Escrow Agreement, including objecting to or disputing any release or disbursement of Escrow Shares pursuant to the Escrow Agreement;

(iii) taking or refraining from taking any actions (whether by negotiation, settlement, litigation, arbitration or otherwise) to resolve or settle all matters and disputes arising out of or related to the Escrow Agreement and the performance or enforcement of the obligations, duties and rights pursuant to the Escrow Agreement;

(iv) taking all actions necessary or appropriate in connection with the Escrow Agreement;

(v) engaging attorneys, accountants, financial and other advisors, paying agents and other Persons necessary or appropriate, in the sole discretion of the Stockholder Representative, in the performance of its duties under the Escrow Agreement;

(vi) entering into any amendment to, or granting any waiver under, the Escrow Agreement after the Effective Time; and

(vii) taking all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of any of the foregoing.

(c) The power of attorney appointing the Stockholder Representative as attorney-in-fact is coupled with an interest and the death or incapacity of any Neuromed Stockholder shall not terminate or diminish the authority and agency of the Stockholder Representative.

(d) Should Kurt C. Wheeler or any replacement Stockholder Representative resign or be unable to serve, the holders of a majority-in-interest of the Escrow Shares may designate any other Neuromed Stockholder immediately prior to the Effective Time to serve as the replacement Stockholder Representative, subject to the prior written consent of CombinatoRx, which shall not be unreasonably withheld or delayed, provided that such Neuromed Stockholder designated by the holders of a majority-in-interest of the Escrow Shares shall have executed and delivered to each of the other parties hereto a counterpart to this Agreement, solely in its capacity as the replacement Stockholder Representative. The decisions and actions of such replacement Stockholder Representative shall be, for all purposes, those of the Stockholder Representative as if originally named herein.

(e) Each Neuromed Stockholder forever voluntarily releases and discharges the Stockholder Representative and its representatives, successors and assigns, from any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs), whether known or unknown, anticipated or unanticipated, arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Stockholder Representative pursuant to the terms of the Escrow Agreement, except to the extent it can be demonstrated that the Stockholder Representative was grossly negligent.

(f) The Neuromed Stockholders shall jointly and severally indemnify the Stockholder Representative and hold it harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of its duties under the Escrow Agreement. The Stockholder Representative may receive reimbursement directly from the Neuromed Stockholders (or, at the discretion of the Stockholder Representative, from any distribution to the Neuromed Stockholders to be made under the Escrow Agreement) for any and all expenses, charges and liabilities, including attorneys’ fees, reasonably incurred by the Stockholder Representative in the performance or discharge of its rights and obligations under the Escrow Agreement.

(g) From the Effective Time through the termination of the Escrow Agreement, the Stockholder Representative shall have access to information about CombinatoRx and its Subsidiaries and the reasonable assistance of CombinatoRx’s employees, upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, in each case solely to the extent that such information or assistance is reasonably necessary for the Stockholder Representative to the perform its duties and exercise its rights under the Escrow Agreement; provided, that the Stockholder Representative shall treat confidentially and not use or disclose to anyone any nonpublic information from or about CombinatoRx or any of its Subsidiaries (except for disclosures on a need to know basis to individuals who agree to treat such information confidentially under terms of a confidentiality agreement reasonably acceptable to CombinatoRx, disclosures to legal counsel or as otherwise required to enforce the Escrow Agreement).

(h) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholder Representative under the Escrow Agreement shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Neuromed Stockholders and shall be final, binding and conclusive upon each such Neuromed Stockholder; and each Neuromed Stockholder, CombinatoRx and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction under the Escrow Agreement as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Neuromed Stockholder.

9.2 Survival. This Article IX and the agreements of Neuromed, Neuromed Canada, CombinatoRx, Merger Sub and Stockholder Representative contained in paragraph (c) of Section 2.1 (Conversion of Securities), Section 2.3 (Exchange Procedures), paragraph (c) of Section 2.5 (Escrow Arrangement), Section 2.7 (Neuromed Management Incentive Shares), Section 6.1(d), Section 6.6 (Employment and Benefit Matters), Section 6.7 (Directors’ and Officers’ Indemnification and Insurance), Section 6.8 (Additional Agreements), Section 6.15 (Reorganization) and Section 6.18 (Directors and Officers) shall survive the consummation of the Merger. The Confidentiality Agreement, this Article IX and the agreements of Neuromed, Neuromed Canada, CombinatoRx and Merger Sub contained in Section 9.3 (Expenses) and Section 8.2 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement and shall thereafter be null and void and have no further effect.

9.3 Expenses. Except as may otherwise be agreed to hereunder or in other writing by the parties, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Merger is consummated and whether or not this Agreement is terminated.

9.4 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by nationally recognized overnight courier (providing proof of delivery), mailed by prepaid registered or certified mail (return receipt requested), or by facsimile transmission (providing confirmation of transmission) addressed as follows:

(a)		If to CombinatoRx or Merger Sub, to:

CombinatoRx, Incorporated
245 First Street
Third Floor
Cambridge, Massachusetts 02142
Facsimile No.: (617) 301-7460
	Attention:	Robert Forrester
Jason F. Cole, Esq.

with required copies to:

Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
Facsimile No.: (617) 523-1231
	Attention:	Stuart M. Cable, Esq.
Joseph L. Johnson III, Esq.

(b)		If to Neuromed or Neuromed Canada, to:

Neuromed Pharmaceuticals Inc.
2389 Health Sciences Mall
Suite 301
Vancouver, British Columbia
Canada V6T 1Z4
Facsimile No.: (604) 909-2532
	Attention:	Christopher Gallen

with required copies to:

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, British Columbia V6C 2T5
Facsimile No.: (604) 687-3635
	Attention:	J. Douglas Seppala

and

WilmerHale 60 State Street
Boston, Massachusetts 02109
Facsimile No.: (617) 526-5000
	Attention:	Jay E. Bothwick, Esq.
Peter N. Handrinos, Esq.

(c)		If to Stockholder Representative, to:

Kurt C. Wheeler
c/o Clarus Ventures, LLC
801 Gateway Boulevard, Suite 410
South San Francisco, CA 94080
Facsimile No.: (650) 238-5001

with required copies to:

WilmerHale 60 State Street
Boston, Massachusetts 02109
Facsimile No.: (617) 526-5000
Attention:	Jay E. Bothwick, Esq.
Peter N. Handrinos, Esq.

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so delivered (if delivered personally) or on the date of confirmation of receipt; provided that any notice received at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.

9.5 Interpretation. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. No provision of this Agreement shall be construed to require Neuromed, Neuromed Canada, CombinatoRx, Merger Sub or Stockholder Representative, or any of their respective Subsidiaries or Affiliates to take any action that would violate applicable Laws, rule, or regulation. Unless otherwise indicated, all sums of money referred to in this Agreement, including references to “dollars” or “$”, are expressed in lawful money of the United States of America.

9.6 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Laws, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, the CombinatoRx Disclosure Schedule, the Neuromed Disclosure Schedule, the Confidentiality Agreement, the Voting Agreements, the Registration Rights Agreement, the Escrow Agreement and any documents delivered by the parties in connection herewith, constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of CombinatoRx, Merger Sub, Neuromed, Neuromed Canada and Stockholder Representative hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts, and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally with the State of Delaware.

9.10 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal, and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

9.11 Assignment; Reliance of Other Parties. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of law or otherwise) without the prior written consent of the other parties and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies under or by reason of this Agreement, except with respect to the following sections of this Agreement (in each case, only after the Closing): (i) Section 2.7 (Neuromed Management Incentive Shares), (ii) Section 6.15 (Reorganization), (iii) Section 6.7 (Directors’ and Officers’ Indemnification and Insurance) and (iv) Section 6.18 (Directors and Officers).

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the Delaware Courts, this being in addition to any other remedy to which they are entitled at law or in equity.

9.13 WAIVER OF JURY TRIAL. EACH OF COMBINATORX, MERGER SUB, NEUROMED, NEUROMED CANADA AND STOCKHOLDER REPRESENTATIVE HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF COMBINATORX, MERGER SUB, NEUROMED, NEUROMED CANADA OR STOCKHOLDER REPRESENTATIVE IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.14 Definitions. Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

“Action” means any suit, arbitration, cause of action, claim, criminal prosecution, non-routine investigation, governmental or other administrative proceeding, whether at law or at equity, before or by any Court or Governmental Authority or before any arbitrator or other tribunal.

“Adverse Regulatory Condition” shall mean any prohibition, limitation or restraint on CombinatoRx’s ability to (i) own, control, direct, manage, or operate or to retain or change any portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of any of the Neuromed Entities from and after the Effective Time or any of the assets, licenses, operations, rights, product lines, businesses or interest therein of CombinatoRx or its Subsidiaries, including, in each case, without limitation, by requiring any sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate arrangement with respect to any such assets, licenses, operations, rights, product lines, businesses or interest therein or (ii) vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation.

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by, or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning ascribed thereto in the recitals.

“Amendment No. 1 to the CombinatoRx Charter” means the amendment to the CombinatoRx Charter to effect the Reverse Stock Split.

“Amendment No. 2 to the CombinatoRx Charter” means the amendment to the CombinatoRx Charter to increase the authorized number of shares of CombinatoRx Common Stock from 60,000,000 shares to 200,000,000 shares.

“Antitrust Laws” shall have the meaning ascribed thereto in Section 6.3(b) hereof.

“Appraisal Rights Provisions” shall have the meaning ascribed thereto in Section 2.4(a) hereof.

“BCSC” shall have the meaning ascribed thereto in Section 6.1(c).

“BCSC Order” shall have the meaning ascribed thereto in Section 6.1(c).

“Business Day” shall mean any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in the State of New York or the Province of British Columbia.

“Canadian GAAP” shall mean generally accepted accounting principles and practices in effect from time to time in Canada applied consistently throughout the period involved.

“Certificate” and “Certificates” shall have the meanings ascribed thereto in Section 2.1(d) hereof.

“Certificate of Merger” shall have the meaning ascribed thereto in Section 1.2 hereof.

“CFR” means the Code of Federal Regulations.

“Closing” shall have the meaning ascribed thereto in Section 1.3 hereof.

“Closing Date” shall have the meaning ascribed thereto in Section 1.3 hereof.

“Code” shall have the meaning ascribed thereto in the recitals.

“CombinatoRx” shall have the meaning ascribed thereto in the recitals.

“CombinatoRx 2009 SEC Reports” shall mean CombinatoRx’s Annual Report on Form 10-K filed with the SEC on March 16, 2009 and amended on April 30, 2009, CombinatoRx’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2009, and CombinatoRx’s Current Reports on Form 8-K filed with the SEC on January 5, 2009, January 28, 2009, March 4, 2009, May 4, 2009, May 6, 2009, May 7, 2009, May 19, 2009, May 20, 2009, May 27, 2009, June 2, 2009, June 3, 2009, June 10, 2009 and June 12, 2009, excluding, in each case, all statements in sections entitled “Risk Factors” and “Forward-Looking Statements”.

“CombinatoRx Acquisition Agreement” shall have the meaning ascribed thereto in Section 6.4(b)(iv) hereof.

“CombinatoRx Acquisition Proposal” shall have the meaning ascribed thereto in Section 6.2(b)(ii)(A) hereof.

“CombinatoRx Ancillary Lease Documents” shall mean all subleases, overleases and other ancillary agreements or documents pertaining to the tenancy at each such parcel of CombinatoRx Leased Real Property that materially affect or may materially affect the tenancy at any CombinatoRx Leased Real Property.

“CombinatoRx Balance Sheet” means the consolidated balance sheet of CombinatoRx as of December 31, 2008 contained in the CombinatoRx Form 10-K.

“CombinatoRx Business” means the business of CombinatoRx and any Subsidiary as currently conducted and currently proposed to be conducted.

“CombinatoRx Bylaws” shall mean the Amended and Restated By-laws of CombinatoRx.

“CombinatoRx Change of Recommendation” shall have the meaning ascribed thereto in Section 6.4(b)(iii) hereof.

“CombinatoRx Charter” shall mean the Sixth Amended and Restated Certificate of Incorporation, as amended, of CombinatoRx.

“CombinatoRx Common Stock” shall mean the common stock, $0.001 par value per share, of CombinatoRx.

“CombinatoRx Contingent Workers” shall have the meaning ascribed thereto in Section 4.14(b) hereof.

“CombinatoRx Contracts” shall have the meaning ascribed thereto in Section 4.15 hereof.

“CombinatoRx Copyrights” shall have the meaning ascribed thereto in Section 4.19(a) hereof.

“CombinatoRx Deemed Outstanding Shares” shall mean an amount equal to (i) the Total Outstanding CombinatoRx Common Stock plus (ii) the Qualified CombinatoRx Stock Options.

“CombinatoRx Disclosure Schedule” shall have the meaning ascribed thereto in Article IV hereof.

“CombinatoRx Employee Programs” shall have the meaning ascribed thereto in Section 4.13(a) hereof.

“CombinatoRx Financial Statements” shall have the meaning ascribed thereto in Section 4.6(d) hereof.

“CombinatoRx Form 10-K” means the Annual Report on Form 10-K of CombinatoRx for the period ended December 31, 2008, as amended through the date hereof, filed with the SEC.

“CombinatoRx Intellectual Property Assets” means all Intellectual Property Assets owned by CombinatoRx or used or held for use by CombinatoRx in the CombinatoRx Business and all CombinatoRx Products. “CombinatoRx Intellectual Property Assets” includes, without limitation, CombinatoRx Patents, CombinatoRx Marks, CombinatoRx Copyrights and CombinatoRx Trade Secrets.

“CombinatoRx Leased Real Property” shall mean the real property leased, subleased or licensed by CombinatoRx, or any Subsidiary thereof, that is related to or used in connection with the CombinatoRx Business, and the real property leased, subleased or licensed by CombinatoRx or any Subsidiary thereof, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by CombinatoRx or any Subsidiary thereof, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

“CombinatoRx Leases” shall mean the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof for each parcel of CombinatoRx Leased Real Property.

“CombinatoRx Licenses-In” shall have the meaning ascribed thereto in Section 4.19(a) hereof.

“CombinatoRx Licenses-Out” shall have the meaning ascribed thereto in Section 4.19(a) hereof.

“CombinatoRx Marks” shall have the meaning ascribed thereto in Section 4.19(a) hereof.

“CombinatoRx Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of CombinatoRx and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a CombinatoRx Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect CombinatoRx and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which CombinatoRx operates to the extent they do not disproportionately affect CombinatoRx and its Subsidiaries, taken as a whole, in any material respect; (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the transactions contemplated by this Agreement or compliance with the terms of this Agreement; (iv) any specific action taken at the written request of Neuromed or expressly required by this Agreement; (v) any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of CombinatoRx or its Subsidiaries in respect of CombinatoRx Products or any other product candidates; and (vi) continued losses from operations or decreases in cash balances of CombinatoRx or any of its Subsidiaries or on a consolidated basis among CombinatoRx and its Subsidiaries; or (b) prevent or materially delay the ability of CombinatoRx and Merger Sub to consummate the transactions contemplated by this Agreement, in each case when viewed on a long-term or short-term basis.

“CombinatoRx Owned Real Property” shall mean the real property in which CombinatoRx or any of its Subsidiaries has any fee title (or equivalent).

“CombinatoRx Patents” shall have the meaning ascribed thereto in Section 4.19(a) hereof.

“CombinatoRx Permits” shall have the meaning ascribed thereto in Section 4.11(a) hereof.

“CombinatoRx Preferred Stock” shall have the meaning ascribed thereto in Section 4.2(a) hereof.

“CombinatoRx Products” shall mean Synavive.

“CombinatoRx Qualified Bidder” shall have the meaning ascribed thereto in Section 6.4(b)(i) hereof.

“CombinatoRx Recommendation” shall have the meaning ascribed thereto in Section 6.2(b)(ii) hereof.

“CombinatoRx Regulatory Agency” shall have the meaning ascribed thereto in Section 4.11(a) hereof.

“CombinatoRx Representative” shall have the meaning ascribed thereto in Section 6.4(b)(i) hereof.

“CombinatoRx Restricted Stock Awards” shall mean awards to purchase restricted common stock issued under the CombinatoRx Stock Option Plans.

“CombinatoRx SEC Reports” shall have the meaning ascribed thereto in Section 4.6(a) hereof.

“CombinatoRx Stockholder Approvals” shall have the meaning ascribed thereto in Section 7.1(b) hereof.

“CombinatoRx Stockholder Meeting” shall have the meaning ascribed thereto in Section 6.2(b)(i) hereof.

“CombinatoRx Stockholder Proposals” shall have the meaning ascribed thereto in Section 6.2(b)(i) hereof.

“CombinatoRx Stockholders” shall mean the holders of CombinatoRx Common Stock immediately prior to the Effective Time.

“CombinatoRx Stock Option Plans” shall mean the Amended and Restated 2000 Stock Option Plan and the Amended and Restated 2004 Incentive Plan.

“CombinatoRx Stock Options” shall mean options to purchase CombinatoRx Common Stock issued under any of the CombinatoRx Stock Option Plans.

“CombinatoRx Subsequent Determination Notice” shall have the meaning ascribed thereto in Section 6.4(b)(iv) hereof.

“CombinatoRx Superior Offer” shall have the meaning ascribed thereto in Section 6.4(b)(ii)(B) hereof.

“CombinatoRx Trade Secrets” shall have the meaning ascribed thereto in Section 4.19(k) hereof.

“CombinatoRx Warrants” shall mean, collectively, (i) the warrant issued to General Electric Capital Corporation on September 15, 2004 to purchase up to 8,892 shares of CombinatoRx Common Stock, (ii) the warrant issued to General Electric Capital Corporation on June 28, 2005 to purchase up to 471 shares of CombinatoRx Common Stock, (iii) the warrant issued to Silicon Valley Bank on April 25, 2001 to purchase up to 10,019 shares of CombinatoRx Common Stock, (iv) the warrant issued to Lighthouse Capital Partners IV, L.P. and Lighthouse Capital Partners V, L.P. on September 7, 2004 to purchase up to 51,870 shares of CombinatoRx Common Stock and (v) the warrant issued to BioMedical Sciences Investment Fund Pte Ltd on August 19, 2005 to purchase up to 25,000 shares of CombinatoRx Common Stock.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement by and between CombinatoRx and Neuromed dated as of January 11, 2008.

“Copyrights” shall have the meaning ascribed thereto in the definition of “Intellectual Property Assets” in this Section 9.14.

“Court” means any court, arbitration tribunal or judicial body of the United States, any domestic state, or any foreign country, and any political subdivision thereof.

“Delaware Courts” shall have the meaning ascribed thereto in Section 9.9 hereof.

“DGCL” shall have the meaning ascribed thereto in the recitals.

“Dissenting Shares” shall have the meaning ascribed thereto in Section 2.4(a) hereof.

“Dissenting Stockholders” shall have the meaning ascribed thereto in Section 2.4(a) hereof.

“Effective Time” shall have the meaning ascribed thereto in Section 1.2 hereof.

“Employee Program” shall mean (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; (B) all stock option plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other written employee benefit plans, agreements, and arrangements not described in (A) above, including without limitation, any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137; and (C) all plans or arrangements providing compensation to employee and non-employee directors. In the case of an Employee Program funded through a trust described in Code Section 401(a) or an organization described in Code Section 501(c)(9), or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

“Encumbrance” shall mean any mortgage, deed of trust, pledge, security interest, attachment, hypothecation, lien (statutory or otherwise), violation, charge, lease, license, option, right of first offer, right of first refusal, encumbrance, servient easement, deed restriction, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind or charge of any kind (including, without limitation, any conditional sale or title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing, any sale of receivables with recourse against either CombinatoRx or Neuromed, as the case may be, or any Subsidiary, stockholder or Affiliate thereof, and any filing or agreement to file any financing statement as debtor under the Uniform Commercial Code or any similar statute.

“Environment” shall mean soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

“Environmental Laws” shall mean all Laws relating to protection of the Environment or the protection of human health as it relates to the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar foreign, federal, state and local laws as in effect on the Closing Date.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning ascribed thereto in Sections 3.13(x)(ii) and 4.13(h)(ii) hereof, as applicable.

“Escrow Agent” shall have the meaning ascribed thereto in Section 2.5(a) hereof.

“Escrow Agreement” shall have the meaning ascribed thereto in the recitals.

“Escrow Shares” shall have the meaning ascribed thereto in Section 2.5(d) hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean a bank or trust company designated by CombinatoRx and reasonably satisfactory to Neuromed.

“Exchange Fund” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“Exchange Offer” shall have the meaning ascribed thereto in Section 6.24 hereof.

“FDA Approval Date” shall have the meaning ascribed thereto in Schedule A to the Escrow Agreement.

“FDA” shall have the meaning ascribed thereto in Section 3.11(a) hereof.

“FDCA” shall have the meaning ascribed thereto in Section 3.11(a) hereof.

“Firm Shares” shall mean a number of shares of CombinatoRx Common Stock equal to the product of (i) the quotient of 3 divided by 7 and (ii) the amount by which (A) the CombinatoRx Deemed Outstanding Shares exceeds (B) the total number of Neuromed Management Incentive Shares.

“Form S-4” shall have the meaning ascribed thereto in Section 6.1(a) hereof.

“GAAP” shall mean generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authority” shall mean any U.S., Canadian or other foreign, federal, state, or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Material” shall mean any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.

“Health Care Law” shall have the meaning ascribed thereto in Section 3.11(b) hereof.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

“Holdback Shares” shall have the meaning ascribed thereto in Section 2.5(a).

“Indebtedness” shall mean Liabilities (a) for borrowed money, (b) evidenced by bonds, debentures, notes or similar instruments, (c) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (d) of others secured by (or which the holder of such Liabilities has an existing right, contingent or otherwise, to be secured by) any Encumbrance or security interest on property owned or acquired by the Person in question whether or not the obligations secured thereby have been assumed, (e) under leases required to be accounted for as capital leases under GAAP, or (f) guarantees relating to any such Liabilities. Notwithstanding the foregoing, for all purposes hereunder, Indebtedness shall not include any payables between the Neuromed Entities, and guarantees, if any, among the Neuromed Entities in connection with transfer pricing arrangements.

“Initial Merger Consideration” shall have the meaning ascribed thereto in Section 2.1(c)(i) hereof.

“Intellectual Property Assets” means any and all of the following, as they exist throughout the world: (A) patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented) (collectively, “Patents”); (B) rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and Internet domain names, and registrations and applications for registration of any of the foregoing (collectively, “Marks”); (C) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, “Copyrights”); (D) rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results (collectively, “Trade Secrets”); (E) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing; and (F) goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement and misappropriation against third parties.

“Investigational New Drug Application” shall mean an investigational new drug application or its equivalent filed with the FDA.

“IRS” shall mean the Internal Revenue Service.

“Law” or “Laws” shall mean any federal, state, local, municipal, foreign (including foreign political subdivisions) or other law, Order, statute, constitution, principle of common law or equity, resolution, ordinance, code, writ, edict, decree, consent, approval, concession, franchise, permit, rule, regulation, judicial or administrative ruling, franchise, license, judgment, injunction, treaty, convention or other governmental certification, authorization or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or security and put into effect by or under the authority of a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or security.

“Leased Real Property” shall mean the Neuromed Leased Real Property and/or CombinatoRx Leased Real Property.

“Liabilities” shall mean all debts, obligations and other liabilities of any kind or nature (whether known, unknown, accrued, or not accrued, absolute or contingent, liquidated or unliquidated, due or to become due, asserted or unasserted or otherwise).

“Marks” shall have the meaning ascribed thereto in the definition of “Intellectual Property Assets” in this Section 9.14.

“Merger” shall have the meaning ascribed thereto in the recitals.

“Merger Consideration” shall have the meaning ascribed thereto in Section 2.1(c)(ii) hereof.

“Merger Sub” shall have the meaning ascribed thereto in the recitals.

“Merger Sub Bylaws” shall have the meaning ascribed thereto in Section 1.5 hereof.

“Merger Sub Charter” shall have the meaning ascribed thereto in Section 1.5 hereof.

“Merger Sub Common Stock” shall have the meaning ascribed thereto in Section 2.1(a) hereof.

“Milestone Shares” shall have the meaning ascribed thereto in Section 2.1(c)(ii) hereof.

“Multiemployer Plan” shall mean an employee pension benefit plan described in Section 4001(a)(3) of ERISA.

“NASDAQ” shall refer to, individually or collectively, The NASDAQ Stock Market, The NASDAQ Global Market, The NASDAQ Global Select Market and The NASDAQ Capital Market (or any successor entities thereto) and any other exchange now or later existing under the control of The NASDAQ OMX Group, Inc.

“Neuromed” shall have the meaning ascribed thereto in the recitals.

“Neuromed Acquisition Agreement” shall have the meaning ascribed thereto in Section 6.4(a)(iv) hereof.

“Neuromed Acquisition Proposal” shall have the meaning ascribed thereto in Section 6.4(a)(ii)(A) hereof.

“Neuromed Ancillary Lease Documents” shall mean all subleases, overleases and other ancillary agreements or documents pertaining to the tenancy at each such parcel of Neuromed Leased Real Property that materially affect or may materially affect the tenancy at any Neuromed Leased Real Property.

“Neuromed Balance Sheet” shall have the meaning ascribed thereto in Section 3.6(a) hereof.

“Neuromed Bridge Warrants” shall mean the Neuromed Warrants issued to the holders of the Neuromed Notes pursuant to the terms of that Purchase Agreement, dated as of February 25, 2009, among Neuromed, Neuromed Canada and the holders of the Neuromed Notes.

“Neuromed Business” means the business of the Neuromed Entities as currently conducted and currently proposed to be conducted.

“Neuromed Bylaws” shall have the meaning ascribed thereto in Section 3.1(a) hereof.

“Neuromed Canada” shall have the meaning ascribed thereto in the recitals.

“Neuromed Canada Amended Charter” shall mean the amendment to and/or restatement of the Neuromed Canada Charter in the form previously disclosed to CombinatoRx, which shall, among other things create the Neuromed Canada F Exchangeable Shares as a new class of Neuromed Canada Exchangeable Shares.

“Neuromed Canada Charter” shall mean the notice of articles and articles of Neuromed Canada, as amended from time to time.

“Neuromed Canada A Exchangeable Shares” shall mean collectively the Neuromed Canada A-1 Exchangeable Shares and the Neuromed Canada A-2 Exchangeable Shares.

“Neuromed Canada A-1 Exchangeable Shares” shall mean the Series A-1 Exchangeable shares of Neuromed Canada.

“Neuromed Canada A-2 Exchangeable Shares” shall mean the Series A-2 Exchangeable shares of Neuromed Canada.

“Neuromed Canada B Exchangeable Shares” shall mean collectively the Neuromed Canada B-1 Exchangeable Shares and the Neuromed Canada B-2 Exchangeable Shares.

“Neuromed Canada B-1 Exchangeable Shares” shall mean the Series B-1 Exchangeable shares of Neuromed Canada.

“Neuromed Canada B-2 Exchangeable Shares” shall mean the Series B-2 Exchangeable shares of Neuromed Canada.

“Neuromed Canada C Exchangeable Shares” shall mean collectively the Neuromed Canada C-1 Exchangeable Shares and the Neuromed Canada C-2 Exchangeable Shares.

“Neuromed Canada C-1 Exchangeable Shares” shall mean the Series C-1 Exchangeable shares of Neuromed Canada.

“Neuromed Canada C-2 Exchangeable Shares” shall mean the Series C-2 Exchangeable shares of Neuromed Canada.

“Neuromed Canada Common Exchangeable Shares” shall mean the Common Exchangeable shares of Neuromed Canada.

“Neuromed Canada D Exchangeable Shares” shall mean collectively the Neuromed Canada D-1 Exchangeable Shares and the Neuromed Canada D-2 Exchangeable Shares.

“Neuromed Canada D-1 Exchangeable Shares” shall mean the Series D-1 Exchangeable shares of Neuromed Canada.

“Neuromed Canada D-2 Exchangeable Shares” shall mean the Series D-2 Exchangeable shares of Neuromed Canada.

“Neuromed Canada E Exchangeable Shares” shall mean the Class E Exchangeable Preferred Shares of Neuromed Canada.

“Neuromed Canada F Exchangeable Shares” shall mean the Class F Exchangeable Preferred Shares of Neuromed Canada to be created by the Neuromed Canada Amended Charter.

“Neuromed Canada Employee Programs” means all plans, arrangements, agreements, programs, policies or practices (whether written or oral, formal or informal, funded or unfunded, insured or self-insured, registered or unregistered) to which Neuromed Canada is a party or by which Neuromed Canada is bound or under which Neuromed Canada has any liability or contingent liability or which has any application to Neuromed Canada’s employees (including directors, officers, retired employees, employees on leave, former employees, individuals working on contract with Neuromed Canada or other individuals providing services to Neuromed Canada of a kind normally provided by employees) or their dependants or beneficiaries and consisting of or relating to, as the case may be, any one or more of the following:

(a) retirement savings or pensions, including without limitation any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan, or supplemental pension or retirement plan;

(b) any bonus, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, share purchase, stock option, stock appreciation, stock purchase, phantom stock, vacation or vacation pay, sick pay, severance or termination pay, employee loans or separation from service benefits, or other type of plan or arrangement providing for compensation or benefits additional to base pay or salary; and

(c) disability or wage continuation benefits during periods of absence from work (including short-term disability, long-term disability and worker’s compensation benefits) or any other benefit, including without limitation supplemental unemployment, hospitalization, health, medical/dental, disability, life insurance, death or survivor benefits, employment insurance, vacation pay, severance or termination pay, and fringe benefits;

and includes all statutory plans with which Neuromed Canada is required to comply (including, without limitation, the Canada Pension Plan or Québec Pension Plan and plans administered pursuant to applicable provincial health tax, workers compensation and employment insurance legislation).

“Neuromed Canada Exchangeable Shares” shall mean collectively Neuromed Canada Common Exchangeable Shares, Neuromed Canada A Exchangeable Shares, Neuromed Canada B Exchangeable Shares, Neuromed Canada C Exchangeable Shares, Neuromed Canada D Exchangeable Shares and Neuromed Canada F Exchangeable Shares.

“Neuromed Canada New Common Shares” shall mean the New Common shares of Neuromed Canada.

“Neuromed Canada Non-Voting Preferred Shares” shall mean the Non-Voting Preferred shares of Neuromed Canada.

“Neuromed Canada Notes” shall mean the Convertible Promissory Notes issued by Neuromed Canada on February 25, 2009.

“Neuromed Canada Special Meeting” shall mean the meeting of the shareholders of Neuromed Canada held to obtain required approvals of the Neuromed Canada Amended Charter.

“Neuromed Canada Special Voting Shares” shall mean the special voting shares of Neuromed Canada.

“Neuromed Canada Stock Options” shall mean options to purchase units issued under the Neuromed Stock Option Plan (Canada).

“Neuromed Canada Voting Agreements” shall mean the voting agreements entered into by and among Neuromed Canada and certain of its shareholders, dated as of or prior to the date hereof, in connection with the Neuromed Notes Amendment Agreement pursuant to which, among other things, such shareholders have agreed, subject to the terms thereof, to vote or cause to be voted all of the shares of each class and series of Neuromed Canada held of record or beneficially owned by such shareholder in favor of the adoption and approval of the Neuromed Canada Amended Charter.

“Neuromed Change of Recommendation” shall have the meaning ascribed thereto in Section 6.4(a)(iii) hereof.

“Neuromed Charter” shall have the meaning ascribed thereto in Section 3.1(a) hereof.

“Neuromed Common Stock” shall mean the shares of common stock, $0.000001 par value per share, of Neuromed.

“Neuromed Contingent Workers” shall have the meaning ascribed thereto in Section 3.14(b) hereof.

“Neuromed Contracts” shall have the meaning ascribed thereto in Section 3.15 hereof.

“Neuromed Copyrights” shall have the meaning ascribed thereto in Section 3.19(a) hereof.

“Neuromed Disclosure Schedule” shall have the meaning ascribed thereto in Article III hereof.

“Neuromed Employee Programs” shall have the meaning ascribed thereto in Section 3.13(a) hereof.

“Neuromed Employees” shall have the meaning ascribed thereto in Section 6.6(a) hereof.

“Neuromed Entities” shall mean Neuromed, Neuromed Canada and each of their Subsidiaries.

“Neuromed Entity” shall mean any of Neuromed, Neuromed Canada or any of their Subsidiaries.

“Neuromed Financial Statements” shall have the meaning ascribed thereto in Section 3.6(a) hereof.

“Neuromed Intellectual Property Assets” means all Intellectual Property Assets owned by any of the Neuromed Entities or used or held for use by any of the Neuromed Entities in the Neuromed Business and all Neuromed Products. “Neuromed Intellectual Property Assets” includes, without limitation, Neuromed Products, Neuromed Patents, Neuromed Marks, Neuromed Copyrights and Neuromed Trade Secrets.

“Neuromed Leased Real Property” shall mean the real property leased, subleased or licensed by any Neuromed Entity that is related to or used in connection with the Neuromed Business, and the real property leased, subleased or licensed by any Neuromed Entity as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by any Neuromed Entity, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

“Neuromed Leases” shall mean the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof for each parcel of Neuromed Leased Real Property.

“Neuromed Licenses-In” shall have the meaning ascribed thereto in Section 3.19(a) hereof.

“Neuromed Licenses-Out” shall have the meaning ascribed thereto in Section 3.19(a) hereof.

“Neuromed Management Incentive Shares” means the shares of CombinatoRx Common Stock, if any, issuable upon conversion of the awards provided for in the equity incentive plan adopted by Neuromed pursuant to Section 2.7 and assumed by CombinatoRx at the Effective Time, which number shall not exceed three percent (3%) of the CombinatoRx Deemed Outstanding Shares.

“Neuromed Marks” shall have the meaning ascribed thereto in Section 3.19(a) hereof.

“Neuromed Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Neuromed Entities, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a Neuromed Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect the Neuromed Entities, taken as a whole; (ii) changes in or affecting the industries in which the Neuromed Entities operate to the extent they do not disproportionately affect the Neuromed Entities, taken as a whole, in any material respect; (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the transactions contemplated by this Agreement or compliance with the terms of this Agreement; (iv) any specific action taken at the written request of CombinatoRx or Merger Sub or expressly required by this Agreement; (v) any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of any of the Neuromed Entities in respect of Neuromed Products or any other product candidates; and (vi) continued losses from operations or decreases in cash balances of any Neuromed Entity or on a consolidated basis among all Neuromed Entities; or (b) prevent or materially delay the ability of Neuromed and Neuromed Canada to consummate the transactions contemplated by this Agreement, in each case when viewed on a long-term or short-term basis.

“Neuromed Nominees” shall have the meaning ascribed thereto in Section 6.18(a) hereof.

“Neuromed Notes” shall mean the Neuromed Canada Notes and the Neuromed U.S. Notes.

“Neuromed Notes Amendment Agreement” shall mean the convertible promissory note amending agreement among the holders of Neuromed Securities pursuant to which, among other things, the Neuromed Notes are amended so as to provide for their conversion into Neuromed Series F or Neuromed Canada F Exchangeable Shares in the form previously disclosed to CombinatoRx.

“Neuromed Owned Real Property” shall mean the real property in which any Neuromed Entity has any fee title (or equivalent).

“Neuromed Patents” shall have the meaning ascribed thereto in Section 3.19(a) hereof.

“Neuromed Permits” shall have the meaning ascribed thereto in Section 3.11(a) hereof.

“Neuromed Preferred Stock” shall mean collectively Neuromed Series Preferred, Neuromed Special Common Stock and Neuromed Special Series Voting Stock.

“Neuromed Products” shall mean Exalgo (hydromorphone HCI) Extended–Release Tablets (CII).

“Neuromed Qualified Bidder” shall have the meaning ascribed thereto in Section 6.4(a)(i) hereof.

“Neuromed Recommendation” shall have the meaning ascribed thereto in Section 6.2(a)(ii) hereof.

“Neuromed Regulatory Agency” shall have the meaning ascribed thereto in Section 3.11(a) hereof.

“Neuromed Representative” shall have the meaning ascribed thereto in Section 6.4(a)(i) hereof.

“Neuromed Securities” shall mean all outstanding Neuromed Common Stock, Neuromed Preferred Stock, Neuromed Canada Exchangeable Shares, Neuromed Canada Special Voting Shares, Neuromed Stock Options, Neuromed Warrants, Neuromed Notes and other securities of Neuromed or Neuromed Canada.

“Neuromed Series A-1” shall mean the Series A-1 Preferred Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Series A-2” shall mean the Series A-2 Preferred Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Series B-1” shall mean the Series B-1 Preferred Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Series B-2” shall mean the Series B-2 Preferred Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Series C-1” shall mean the Series C-1 Preferred Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Series C-2” shall mean the Series C-2 Preferred Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Series D-1” shall mean the Series D-1 Preferred Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Series D-2” shall mean the Series D-2 Preferred Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Series E” shall mean the Series E Preferred Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Series F” shall mean the Series F Redeemable Preferred Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Series Preferred” shall mean collectively Neuromed Series A-1, Neuromed Series A-2, Neuromed Series B-1, Neuromed Series B-2, Neuromed Series C-1, Neuromed Series C-2, Neuromed Series D-1, Neuromed Series D-2 and Neuromed Series F.

“Neuromed Special A-1” shall mean the Series A-1 Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special A-2” shall mean the Series A-2 Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special B-1” shall mean the Series B-1 Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special B-2” shall mean the Series B-2 Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special C-1” shall mean the Series C-1 Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special C-2” shall mean the Series C-2 Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special D-1” shall mean the Series D-1 Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special D-2” shall mean the Series D-2 Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special E” shall mean the Series E Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special F” shall mean the Series F Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special Common Stock” shall mean the Common Special Voting Stock, par value $0.000001 per share, of Neuromed.

“Neuromed Special Series Voting Stock” shall mean collectively Neuromed Special A-1, Neuromed Special A-2, Neuromed Special B-1, Neuromed Special B-2, Neuromed Special C-1, Neuromed Special C-2, Neuromed Special D-1, Neuromed Special D-2 and Neuromed Special F.

“Neuromed Stockholder Approval” shall have the meaning ascribed thereto in Section 7.1(a) hereof.

“Neuromed Stockholder Meeting” shall have the meaning ascribed thereto in Section 6.2(a)(i) hereof.

“Neuromed Stockholders” shall mean the holders of the capital stock of Neuromed immediately prior to the Effective Time.

“Neuromed Stock Option Plan (Canada)” shall mean Neuromed’s Joint Stock Option Plan (Non-U.S. Residents), as amended.

“Neuromed Stock Option Plan (U.S.)” shall mean Neuromed’s 2003 Joint Stock Option Plan (U.S. Residents), as amended.

“Neuromed Stock Option Plans” shall mean the Neuromed Stock Option Plan (U.S.) and the Neuromed Stock Option Plan (Canada).

“Neuromed Stock Options” shall mean Neuromed Canada Stock Options and Neuromed U.S. Stock Options.

“Neuromed Subsequent Determination Notice” shall have the meaning ascribed thereto in Section 6.4(a)(iv) hereof.

“Neuromed Superior Offer” shall have the meaning ascribed thereto in Section 6.4(a)(ii)(B) hereof.

“Neuromed Trade Secrets” shall have the meaning ascribed thereto in Section 3.19(k) hereof.

“Neuromed U.S. Notes” shall mean the Convertible Promissory Notes issued by Neuromed on February 25, 2009.

“Neuromed U.S. Stock Options” shall mean options to purchase units issued under the Neuromed Stock Option Plan (U.S.).

“Neuromed Warrants” shall mean warrants to purchase units of capital stock of Neuromed and Neuromed Canada.

“New Certificates” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“Option Plan Amendments” shall have the meaning ascribed thereto in Section 6.24 hereof.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of, or any settlement under the jurisdiction of, any Court or Governmental Authority.

“Patents” shall have the meaning ascribed thereto in the definition of “Intellectual Property Assets” in this Section 9.14.

“Permitted Encumbrance” shall mean (i) Encumbrances for Taxes or other governmental charges, assessments or levies that are not yet due and payable or being contested in good faith by appropriate proceedings, (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of business, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of the asset subject to such Encumbrances, and (iii) Encumbrances and other conditions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property leased by any of the Neuromed Entities and being transferred to CombinatoRx or Merger Sub at Closing which are of record as of the date of this Agreement and the existence of which does not, and would not reasonably be expected to, materially impair use and enjoyment of such real property, and (iv) with respect to Leased Real Property only, Encumbrances (including Indebtedness) encumbering the fee title interested in any Leased Real Property which are not attributable to any of the Neuromed Entities. Notwithstanding the foregoing, any Encumbrances for Indebtedness of any of the Neuromed Entities as of the Closing will not be a Permitted Encumbrance.

“Person” shall mean any individual, corporation, firm, partnership, joint venture, association, trust, company, Governmental Authority, syndicate, body corporate, unincorporated organization, or other legal entity, or any governmental agency or political subdivision thereof.

“PHSA” shall have the meaning ascribed thereto in Section 3.11(a).

“Pre-Closing Period” shall have the meaning ascribed thereto in Section 5.1 hereof.

“Proxy Statement” shall have the meaning ascribed thereto in Section 6.1(a) hereof.

“Qualified CombinatoRx Stock Options” shall mean the total number of shares of CombinatoRx Common Stock subject to or issuable upon the exercise of all CombinatoRx Stock Options with an exercise price less than $1.30 per share (as adjusted for any stock split or other similar event affecting CombinatoRx Common Stock) that are outstanding immediately prior to the Effective Time; provided, however that “Qualified CombinatoRx Stock Options” shall not in any circumstances include any option issued pursuant to the Exchange Offer in respect of any CombinatoRx Stock Options with an exercise price as of the date hereof equal to or greater than $1.30 per share (as adjusted for any stock split or other similar event affecting CombinatoRx Common Stock).

“Registration Rights Agreement” shall have the meaning ascribed thereto in the recitals.

“Registration Statement” shall have the meaning ascribed thereto in Section 6.1(a) hereof.

“Regulation” means any rule or regulation of any Governmental Authority.

“Related Party Transaction” shall have the meaning ascribed thereto in Section 3.21 hereof.

“Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.

“Representatives” shall mean the directors, officers, employees, Affiliates, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives of Neuromed, Neuromed Canada, CombinatoRx, Merger Sub or any of their respective Subsidiaries, as the case may be.

“Reverse Stock Split” shall have the meaning ascribed thereto in Section 6.21(a) hereof.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“Seasoning Waiver” shall have the meaning ascribed thereto in Section 6.1(c).

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Series A-E Approval” shall mean, in respect of any matter, the Series A-E Holders holding at least sixty percent (60%) of the votes attaching to the Neuromed Series Preferred and Neuromed Special Series Voting Stock (other than Neuromed Special F) then outstanding (voting together as a single class and not as a separate series of stock) have approved of such matter in accordance with the Neuromed Charter, provided, however, that if at the time the approval is sought, one (1) Series A-E Holder (or a group of non-arm’s length Series A-E Holders) holds at least sixty percent (60%) of the Neuromed Series Preferred (other than Neuromed Series F) and Neuromed Special Series Voting Stock (other than Neuromed Special F), such approval must include at least two (2) Series A-E Holders who are arm’s length to each other.

“Series A-E Holders” shall mean the registered holders of Neuromed Series Preferred and Neuromed Special Series Voting Stock.

“Special Meeting Notice” shall mean the notice of the Neuromed Canada Special Meeting sent to all shareholders of Neuromed Canada.

“Stockholder Representative” shall have the meaning ascribed thereto in the recitals.

“Subsidiary” or “Subsidiaries” shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Surviving Corporation” shall have the meaning ascribed thereto in Section 1.1 hereof.

“Surviving Corporation Bylaws” shall have the meaning ascribed thereto in Section 1.5 hereof.

“Surviving Corporation Charter” shall have the meaning ascribed thereto in Section 1.5 hereof.

“Tax” or “Taxes” shall mean any and all taxes, customs, duties, tariffs, deficiencies, assessments, levies, or other like governmental charges, including, without limitation, taxes based upon or measured by income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security (or similar), unemployment, disability, occupation, premium, windfall, use, service, service use, license, net worth, payroll, pension, franchise, environmental (including taxes under Section 59A of the Code), severance, transfer, capital stock and recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local, or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined, or any other basis; and such term shall include any interest, fines, penalties, or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, whether disputed or not, and shall also include any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person.

“Taxing Authority” shall mean any Governmental Authority responsible for the imposition of any Tax.

“Tax Return” shall mean any report, return, document, declaration, election, schedule or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration, or other information.

“Termination Date” shall have the meaning ascribed thereto in Section 8.1(b)(i) hereof.

“Termination Fee” shall mean $1,500,000.

“Third Party IP Assets” shall have the meaning ascribed thereto in Section 3.19(f) hereof.

“Total Outstanding CombinatoRx Common Stock” shall mean an amount equal to the total number of outstanding shares of CombinatoRx Common Stock immediately prior to the Effective Time, which, for the avoidance of doubt, will exclude all shares of CombinatoRx Common Stock issued as Merger Consideration pursuant to the terms of this Agreement.

“Trade Secrets” shall have the meaning ascribed thereto in the definition of “Intellectual Property Assets” in this Section 9.14.

“U.S.” shall mean the United States.

“Voting Agreement” and “Voting Agreements” shall have the meanings ascribed thereto in the recitals.

“WARN Act” shall have the meaning ascribed thereto is Section 3.14(b) hereof.

[Remainder of Page has Intentionally Been Left Blank]

IN WITNESS WHEREOF, CombinatoRx, Merger Sub, Neuromed, Neuromed Canada and Stockholder Representative have caused this Agreement and Plan of Merger to be executed as a sealed instrument by their duly authorized officers as of the day and year first above written.

COMBINATORX, INCORPORATED

By:	/S/ ROBERT FORRESTER
Name:	Robert Forrester
Title:	Executive Vice President and
Chief Financial Officer

PAWSOX, INC.

By:	/S/ JASON F. COLE
Name:	Jason F. Cole
Title:	President

NEUROMED PHARMACEUTICALS INC.

By:	/S/ CHRISTOPHER C. GALLEN
Name:	Christopher C. Gallen
Title:	Chief Executive Officer

NEUROMED PHARMACEUTICALS LTD.

By:	/S/ CHRISTOPHER C. GALLEN
Name:	Christopher C. Gallen
Title:	Chief Executive Officer

STOCKHOLDER REPRESENTATIVE

/S/ KURT C. WHEELER
Name:	Kurt C. Wheeler, solely in his capacity as Stockholder Representative

Schedule I

Allocation of Merger Consideration

Notwithstanding any applicable liquidation preferences in respect of shares of Neuromed Series Preferred under the Neuromed certificate of incorporation, the Merger Consideration shall be allocated among the holders of Neuromed Series Preferred and Neuromed Common Stock as follows:

1.    Conversion of Neuromed Series F. Each share of Neuromed Series F issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Series F owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Series F held in the treasury of Neuromed) shall be converted into and represent the right to receive (a) such number of shares of CombinatoRx Common Stock as is equal to the Neuromed Series F 50/50 Per Share Consideration and (b) such additional number of shares of CombinatoRx Common Stock as is equal to the Neuromed Series F 70/30 Per Share Consideration.

2.    Conversion of Neuromed Series Preferred. Each share of Neuromed Series Preferred issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Series F, shares of Neuromed Series Preferred owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Series Preferred held in the treasury of Neuromed) shall be converted into and represent the right to receive (a) such number of shares of CombinatoRx Common Stock as is equal to the result obtained by multiplying (i) the Neuromed Common 50/50 Per Share Consideration by (ii) the number of shares of Neuromed Common Stock into which such share of Neuromed Series Preferred is convertible immediately prior to the Effective Time and (b) such additional number of shares of CombinatoRx Common Stock as is equal to the result obtained by multiplying (i) the Neuromed Common 70/30 Per Share Consideration by (ii) the number of shares of Neuromed Common Stock into which such share of Neuromed Series Preferred is convertible immediately prior to the Effective Time; provided that, in the event that the sum of the Neuromed Common 50/50 Per Share Consideration and Neuromed Common 70/30 Per Share Consideration is not greater than zero, each such share shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

3.    Conversion of Neuromed Common Stock. Each share of Neuromed Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Common Stock owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Common Stock held in the treasury of Neuromed) shall be converted into and represent the right to receive (a) such number of shares of CombinatoRx Common Stock as is equal to the Neuromed Common 50/50 Per Share Consideration and (b) such additional number of shares of CombinatoRx Common Stock as is equal to the Neuromed Common 70/30 Per Share Consideration; provided that, in the event that the sum of the Neuromed Common 50/50 Per Share Consideration and the Neuromed Common 70/30 Per Share Consideration is not greater than zero, each such share shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

4.    Contribution to Escrow Shares.

(a) The allocation of the shares of CombinatoRx Common Stock to be deposited with the Escrow Agent pursuant to Section 2.5(a) of the Merger Agreement (which are referred to in the Merger Agreement as the “Holdback Shares”), which shall be withheld from the Initial Merger Consideration issued to the holders of Neuromed Series Preferred and/or Neuromed Common Stock pursuant to Section 2.1(c)(i) and Sections 1(a), 2(a) and/or 3(a) above and deposited with the Escrow Agent in accordance with Section 2.5(a) of the Merger Agreement, shall be as follows:

(i) the number of shares of CombinatoRx Common Stock deposited into escrow as Holdback Shares, in respect of each share of Series F Preferred, shall be equal to the Series F Holdback Per Share;

(ii) the number of shares of CombinatoRx Common Stock deposited into escrow as Holdback Shares, in respect of each share of Neuromed Series Preferred, shall be equal to the product of (A) the Common Holdback Per Share and (B) the number of shares of Neuromed Common Stock into which such share of Neuromed Series Preferred is convertible immediately prior to the Effective Time; and

(iii) the number of shares of CombinatoRx Common Stock deposited into escrow as Holdback Shares, in respect of each share of Neuromed Common Stock, shall be equal to the Common Holdback Per Share.

(b) The shares of CombinatoRx Common Stock deposited with the Escrow Agent pursuant to Section 2.5(b) of the Merger Agreement (which shares are referred to in the Merger Agreement as the “Milestone Shares”) shall be deemed to have been deposited by each holder of Neuromed Series Preferred and/or Neuromed Common Stock through a contribution of the Merger Consideration issued to such holder pursuant to Sections 1(b), 2(b) and/or 3(b) above.

5.    Release of Escrow Shares. The Holdback Shares and Milestone Shares (each as defined in the Merger Agreement) shall be released to the holders of Neuromed Series Preferred and Neuromed Common Stock upon the terms set forth in the Escrow Agreement and shall be distributed among such holders as follows:

(a) in the event that the FDA Approval Date (as defined in Schedule A to the Escrow Agreement) is on or before December 31, 2009,

(i) each holder of shares of Neuromed Series F issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Series F owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Series F held in the treasury of Neuromed) shall receive, in respect of each such share of Neuromed Series F, such number of additional shares of CombinatoRx Common Stock as is equal to the sum of (A) the Neuromed Series F 70/30 Per Share Consideration, if any, and (B) the Series F Holdback Per Share, if any;

(ii) each holder of shares of Neuromed Series Preferred issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Series F, shares of Neuromed Series Preferred owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Series Preferred held in the treasury of Neuromed) shall receive, in respect of each such share of Neuromed Series Preferred, such number of additional shares of CombinatoRx Common Stock as is equal to the result obtained by multiplying (A) the sum of (1) the Neuromed Common 70/30 Per Share Consideration, if any, and (2) the Common Holdback Per Share, if any, by (B) the number of shares of Neuromed Common Stock into which such share of Neuromed Series Preferred is convertible immediately prior to the Effective Time; and

(iii) each holder of shares of Neuromed Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Common Stock owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Common Stock held in the treasury of Neuromed) shall receive, in respect of each such share of Neuromed Common Stock, such number of additional shares of CombinatoRx Common Stock as is equal to the sum of (A) the Neuromed Common 70/30 Per Share Consideration, if any, and (B) the Common Holdback Per Share; or

(b) in the event that the FDA Approval Date (as defined in Schedule A to the Escrow Agreement) is after December 31, 2009 and on or before September 30, 2010,

(i) each holder of shares of Neuromed Series F issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Series F owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Series F held in the treasury of Neuromed) shall receive, in respect of each such share of Neuromed Series F, such additional number of shares of CombinatoRx Common Stock as is equal to the sum of (A) Neuromed Series F 60/40 Per Share Consideration, if any, and (B) the Series F Holdback Per Share, if any;

(ii) each holder of shares of Neuromed Series Preferred issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Series F, shares of Neuromed Series Preferred owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Series Preferred held in the treasury of Neuromed) shall receive, in respect of each such share of Neuromed Series Preferred, such number of additional shares of CombinatoRx Common Stock as is equal to the result obtained by multiplying (A) the sum of (1) the Neuromed Common 60/40 Per Share Consideration, if any, and (2) the Common Holdback Per Share, if any, by (B) the number of shares of Neuromed Common Stock into which such share of Neuromed Series Preferred is convertible immediately prior to the Effective Time; and

(iii) each holder of shares of Neuromed Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Common Stock owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Common Stock held in the treasury of Neuromed) shall receive, in respect of each such share of Neuromed Common Stock, such number of additional shares of CombinatoRx Common Stock as is equal to the sum of (A) the Neuromed Common 60/40 Per Share Consideration, if any, and (B) the Common Holdback Per Share, if any.

(c) in the event that the FDA Approval Date (as defined in Schedule A to the Escrow Agreement) is after September 30, 2010 and on or before December 31, 2010,

(i) each holder of shares of Neuromed Series F issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Series F owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Series F held in the treasury of Neuromed) shall receive, in respect of each such share of Neuromed Series F, such additional number of shares of CombinatoRx Common Stock as is equal to the Neuromed Series F 40/60 Per Share Consideration, if any;

(ii) each holder of shares of Neuromed Series Preferred issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Series F, shares of Neuromed Series Preferred owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Series Preferred held in the treasury of Neuromed) shall receive, in respect of each such share of Neuromed Series Preferred, such number of additional shares of CombinatoRx Common Stock as is equal to the result obtained by multiplying (i) the Neuromed Common 40/60 Per Share Consideration, if any, by (ii) the number of shares of Neuromed Common Stock into which such share of Neuromed Series Preferred is convertible immediately prior to the Effective Time; and

(iii) each holder of shares of Neuromed Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Neuromed Common Stock owned by CombinatoRx, Merger Sub or any other wholly-owned Subsidiary of CombinatoRx, Dissenting Shares and shares of Neuromed Common Stock held in the treasury of Neuromed) shall receive, in respect of each such share of Neuromed Common Stock, such number of additional shares of CombinatoRx Common Stock as is equal to the Neuromed Common 40/60 Per Share Consideration, if any.

6.    Definitions. Each capitalized term used in this Schedule I but not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement to which this Schedule I is attached. Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in the Merger Agreement, including this Schedule I:

“Neuromed Series F 30/70 Consideration” shall mean the lesser of (a) the Total 30/70 Shares and (b) the Neuromed Series F 30/70 Preference Cap.

“Neuromed Series F 30/70 Preference Cap” shall mean the result obtained by dividing (a) the Neuromed Series F Preference Amount by (b) 85% of the Stock Value.

“Neuromed Series F 30/70 Per Share Consideration” shall mean the result obtained by dividing (a) the Neuromed Series F 30/70 Consideration by (b) the number of shares of Neuromed Series F outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.1(b)(i)).

“Stock Value” shall mean the volume-weighted average of the per share daily closing prices of the CombinatoRx Common Stock as reported by Nasdaq for the five (5) consecutive trading days ending on the second trading day prior to the Closing Date.

“Neuromed Series F Preference Amount” shall mean the product of (a) $9,111,277 and (b) the sum of (i) one and (ii) the product of (A) 0.00166666667 and (B) the number of calendar days from (and including) February 25, 2009 to (and including) the Closing Date.

“Neuromed Series F 40/60 Consideration” shall mean the lesser of (a) the amount by which (i) the Total 40/60 Shares exceeds (ii) the Total 30/70 Shares and (b) the Neuromed Series F Holdback Preference Cap.

“Neuromed Series F Holdback Preference Cap” shall mean the result obtained by dividing (a) the amount by which (i) the Neuromed Series F Preference Amount exceeds (ii) the product of (A) the Neuromed Series F 30/70 Consideration and (B) 85% of the Stock Value by (b) 70% of the Stock Value.

“Neuromed Series F 40/60 Per Share Consideration” shall mean the result obtained by dividing (a) the Neuromed Series F 40/60 Consideration by (b) the total number of shares of Neuromed Series F outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.1(b)(i)).

“Neuromed Common 40/60 Consideration” shall mean the amount by which (a) the Total 40/60 Shares exceeds (b) the sum of (i) the Neuromed Series F 40/60 Consideration and (ii) the Total 30/70 Shares; provided that if (a) does not exceed (b), such amount shall be zero.

“Neuromed Common 40/60 Per Share Consideration” shall mean the result obtained by dividing (a) the Neuromed Common 40/60 Consideration by (b) the number of shares of Neuromed Common Stock (assuming the conversion of all shares of Neuromed Series Preferred (other than Neuromed Series F) into Neuromed Common Stock) outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.1(b)(i)).

“Neuromed Series F 50/50 Per Share Consideration” shall mean the result obtained by dividing (a) the sum of (i) the Neuromed Series F 30/70 Consideration and (ii) the Neuromed Series F 50/50 Consideration by (b) the number of shares of Neuromed Series F outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.1(b)(i)).

“Neuromed Series F 50/50 Consideration” shall mean the lesser of (a) the amount by which (i) the Total 50/50 Shares exceeds (ii) the Total 30/70 Shares and (b) the Neuromed Series F Holdback Preference Cap.

“Neuromed Common 30/70 Consideration” shall mean the amount by which (a) the Total 30/70 Shares exceeds (b) the Neuromed Series F 30/70 Consideration; provided that if (a) does not exceed (b), such amount shall be zero.

“Neuromed Common 30/70 Per Share Consideration” shall mean the result obtained by dividing (a) the Neuromed Common 30/70 Consideration by (b) the number of shares of Neuromed Common Stock (assuming the conversion of all shares of Neuromed Series Preferred (other than Neuromed Series F) into Neuromed Common Stock) outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.1(b)(i)).

“Neuromed Common 50/50 Per Share Consideration” shall mean the result obtained by dividing (a) the Neuromed Common 50/50 Consideration by (b) the number of shares of Neuromed Common Stock (assuming the conversion of all shares of Neuromed Series Preferred (other than Neuromed Series F) into Neuromed Common Stock) outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.1(b)(i)).

“Neuromed Common 50/50 Consideration” shall mean the amount by which (a) the Total 50/50 Shares exceeds (b) the sum of (i) the Neuromed Series F 30/70 Consideration and (ii) the Neuromed Series F 50/50 Consideration; provided that if (a) does not exceed (b), such amount shall be zero.

“Neuromed Series F 60/40 Consideration” shall mean the lesser of (a) the amount by which (i) the Total 60/40 Shares exceeds (ii) the Total 50/50 Shares and (b) the Neuromed Series F Milestone Preference Cap.

“Neuromed Series F Milestone Preference Cap” shall mean the result obtained by dividing (a) the amount by which (i) the Neuromed Series F Preference Amount exceeds (ii) the sum of (A) the product of (1) the Neuromed Series F 30/70 Consideration and (2) 85% of the Stock Value and (B) the product of (1) the Neuromed Series F 50/50 Consideration and (2) 70% of the Stock Value by (b) 70% of the Stock Value.

“Neuromed Series F 60/40 Per Share Consideration” shall mean the result obtained by dividing (a) the Neuromed Series F 60/40 Consideration by (b) the total number of shares of Neuromed Series F outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.1(b)(i)).

“Neuromed Common 60/40 Consideration” shall mean the amount by which (a) the Total 60/40 Shares exceeds (b) the sum of (i) the Total 50/50 Shares and (ii) the Neuromed Series F 60/40 Consideration; provided that if (a) does not exceed (b), such amount shall be zero.

“Neuromed Common 60/40 Per Share Consideration” shall mean the result obtained by dividing (a) the Neuromed Common 60/40 Consideration by (b) the number of shares of Neuromed Common Stock (assuming the conversion of all shares of Neuromed Series Preferred (other than Neuromed Series F) into Neuromed Common Stock) outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.1(b)(i)).

“Neuromed Series F 70/30 Per Share Consideration” shall mean the result obtained by dividing (a) the Neuromed Series F 70/30 Consideration by (b) the total number of shares of Neuromed Series F outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.1(b)(i)).

“Neuromed Series F 70/30 Consideration” shall mean the lesser of (a) the amount by which (i) the Total 70/30 Shares exceeds (ii) the Total 50/50 Shares and (b) the Neuromed Series F Milestone Preference Cap.

“Neuromed Common 70/30 Per Share Consideration” shall mean the result obtained by dividing (a) the Neuromed Common 70/30 Consideration by (b) the total number of shares of Neuromed Common Stock (assuming the conversion of all shares of Neuromed Series Preferred (other than Neuromed Series F) into Neuromed Common Stock) outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.1(b)(i)).

“Neuromed Common 70/30 Consideration” shall mean the amount by which (a) the Total 70/30 Shares exceeds (b) the sum of (i) the Total 50/50 Shares and (ii) the Neuromed Series F 70/30 Consideration; provided that if (a) does not exceed (b), such amount shall be zero.

“Total 30/70 Shares” shall mean the product of (a) the quotient of 3 divided by 7 and (b) the amount by which (i) the CombinatoRx Deemed Outstanding Shares exceeds (ii) the number of Neuromed Management Incentive Shares. “Total 30/70 Shares” is referred to in the Merger Agreement as “Firm Shares.”

“Total 40/60 Shares” shall mean the amount by which (a) the product of (i) the quotient of 4 divided by 6 and (ii) the CombinatoRx Deemed Outstanding Shares exceeds (b) the product of (i) 0.50 and (ii) the Neuromed Management Incentive Shares.

“Total 50/50 Shares” shall mean the amount by which (a) the CombinatoRx Deemed Outstanding Shares exceeds (b) the number of Neuromed Management Incentive Shares. “Total 50/50 Shares” is referred to in the Merger Agreement as the “Initial Merger Consideration.”

“Total 60/40 Shares” shall mean the amount by which (a) the product of (i) the quotient of 6 divided by 4 and (ii) the CombinatoRx Deemed Outstanding Shares exceeds (b) the number of Neuromed Management Incentive Shares.

“Total 70/30 Shares” shall mean the amount by which (a) the product of (i) the quotient of 7 divided by 3 and (ii) the CombinatoRx Deemed Outstanding Shares exceeds (b) the number of Neuromed Management Incentive Shares. “Total 70/30 Shares” is referred to in the Merger Agreement as the “Merger Consideration.”

“Series F Holdback Per Share” shall mean the amount by which (a) the Neuromed Series F 50/50 Per Share Consideration exceeds (b) the Neuromed Series F 30/70 Per Share Consideration; provided that if (a) does not exceed (b), such amount shall be zero.

“Common Holdback Per Share” shall mean the amount by which (a) the Neuromed Common 50/50 Per Share Consideration exceeds (b) the Neuromed Common 30/70 Per Share Consideration; provided that if (a) does not exceed (b), such amount shall be zero.

The following Exhibit and Schedules to the Agreement and Plan of Merger have been omitted or partially omitted in accordance with Item 601(b)(2) of Regulation S-K.

EXHIBIT
Exhibit D	CombinatoRx Board of Directors’ Committees and Classes

SCHEDULES
Schedules II	Option Plan Amendments

Schedule III	Option Exchange Program

Schedule IV	Wire Instructions

Neuromed Disclosure Schedule

CombinatoRx Disclosure Schedule

CombinatoRx will furnish supplementally a copy of any omitted or partially omitted schedule or exhibit to the Securities and Exchange Commission upon request; provided, however, that CombinatoRx may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Appendix B

ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of June 30, 2009 (this “Agreement”), is by and among CombinatoRx, Incorporated, a Delaware corporation (“CombinatoRx”), Kurt C. Wheeler, solely in his capacity as representative of the stockholders of Neuromed Pharmaceuticals Inc. (the “Stockholder Representative”), and Computershare Trust Company, N.A. (the “Escrow Agent”). Each capitalized term used in this Agreement but not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement (as defined below). CombinatoRx shall provide the Escrow Agent with a true and complete copy of the Merger Agreement for its records and reference.

WHEREAS, CombinatoRx, PawSox, Inc., a Delaware corporation and a wholly owned subsidiary of CombinatoRx (“Merger Sub”), Neuromed Pharmaceuticals Inc., a Delaware corporation (“Neuromed”), Neuromed Pharmaceuticals Ltd., a corporation existing under the laws of the Province of British Columbia, Canada (“Neuromed Canada”), and Stockholder Representative are parties to an Agreement and Plan of Merger, dated as of June 30, 2009 (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of Merger Sub with and into Neuromed (the “Merger”);

WHEREAS, pursuant to the Merger Agreement, CombinatoRx shall deposit with the Escrow Agent (i) the Holdback Shares, which represent the portion of the Initial Merger Consideration issuable to Neuromed Stockholders to be held in escrow pending the achievement of certain milestones set forth herein and (ii) the Milestone Shares, which are required to satisfy CombinatoRx’s obligation to issue additional shares of CombinatoRx Common Stock to Neuromed Stockholders upon the achievement of certain milestones set forth herein, in each case as hereinafter provided; and

WHEREAS, the parties desire to set forth their understandings with regard to the escrow account established hereunder.

NOW, THEREFORE, in consideration of the promises and agreements of the parties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Appointment of Agent. CombinatoRx and the Stockholder Representative hereby appoint the Escrow Agent as their agent to hold in escrow, and to administer the disposition of, the Escrow Fund (as defined below) in accordance with the terms of this Agreement, and the Escrow Agent hereby accepts such appointment.

2. Stockholder Representative. Pursuant to Section 9.1 of the Merger Agreement, the Stockholder Representative has been designated to act as the representative, agent and attorney-in-fact for the Neuromed Stockholders and their successors and assigns for all purposes under this Agreement and, after the Effective Time, the Merger Agreement. The Escrow Agent is hereby relieved from any liability to any person for any acts done by the Escrow Agent in accordance with any notice, direction, consent or instruction of or from the Stockholder Representative under this Agreement.

3. Establishment of Escrow. At the Effective Time, and in accordance with the terms of the Merger Agreement, CombinatoRx shall deliver the Escrow Shares to a special escrow account established by the Escrow Agent on behalf of CombinatoRx and the Stockholder Representative for the benefit of the Neuromed Stockholders (the “Escrow Account”). The Escrow Shares shall be represented by one or more stock certificates registered in the name of the Escrow Agent or its nominee. Upon receipt of certificates representing such shares of CombinatoRx Common Stock, the Escrow Agent shall acknowledge in writing receipt of such certificates to CombinatoRx and the Stockholder Representative. Any securities of CombinatoRx or any other issuer distributed in respect of or in exchange for any of the Escrow Shares, whether by way of stock dividends, stock splits or otherwise, shall be issued in the name of the Escrow Agent or its nominee, and shall be delivered to the Escrow

Agent, who shall hold such securities in the Escrow Account (such securities being considered Escrow Shares for the purposes hereof). The Escrow Agent shall have no responsibility to monitor or compel issuance of any Escrow Shares in its name, but shall merely hold such shares as are delivered, as provided herein. The Escrow Shares held in the Escrow Account, together with any further shares that may be deposited in the Escrow Account by CombinatoRx and with any securities or other property deposited in the Escrow Account in accordance with Section 4(c) hereof, less any shares released from the Escrow Account and/or cancelled, as the case may be, from time to time in accordance with Section 6 hereof, shall be referred to herein as the “Escrow Fund.” The Escrow Agent agrees to administer the disposition of the Escrow Fund in accordance with the terms and conditions of this Agreement. The Escrow Fund shall be segregated on the books and records of the Escrow Agent from the other assets of the Escrow Agent and shall be held by the Escrow Agent in trust for the benefit of CombinatoRx and the Neuromed Stockholders in accordance with the terms and conditions of this Agreement. The Escrow Fund shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto, and shall be held and disbursed solely for the purposes of, and in accordance with the terms and conditions of, this Agreement.

4. Voting and Rights of Ownership.

(a) While the Escrow Shares remain in escrow pursuant to this Agreement, the Neuromed Stockholders will retain and will be able to exercise all incidents of ownership of said Escrow Shares that are not inconsistent with the terms and conditions of this Agreement. The Escrow Shares held pursuant to this Agreement will be shown as issued and outstanding on the books and records of CombinatoRx.

(b) With respect to the voting rights attached to the Escrow Shares,

(i) each Neuromed Stockholder will have the right, in its sole discretion, to direct the Escrow Agent in writing as to the exercise of any voting rights pertaining to the Holdback Shares held in the Escrow Account for the account of such Neuromed Stockholder, and the Escrow Agent shall comply with any such written instructions. In the absence of such instructions, the Escrow Agent shall not vote any of the Holdback Shares. CombinatoRx will deliver to the Escrow Agent sufficient quantities of all notices, solicitations or other documents or information issued to CombinatoRx’s stockholders generally with respect to the CombinatoRx Common Stock, including, but not limited to, proxy materials, which shall be forwarded by the Escrow Agent to each Neuromed Stockholder and the Stockholder Representative. Any such notice, solicitation or other document or information shall be sent to the Escrow Agent at the same time as they are sent to the stockholders of CombinatoRx generally. The Escrow Agent shall have no obligation to solicit consents or proxies from the Neuromed Stockholders for purposes of any such vote. The number of Holdback Shares held in the Escrow Account for the account of each Neuromed Stockholder during the period beginning at the Effective Time and ending on September 30, 2010 shall be set forth on Schedule B under the heading “Number of Holdback Shares Contributed to Escrow Account.” The number of Holdback Shares held in the Escrow Account for the account of each Neuromed Stockholder from and after October 1, 2010 shall be set forth on Schedule B under the heading “Number of Escrow Shares Released if FDA Approval is after September 30, 2010 but on or before December 31, 2010.”

(ii) for so long as Milestone Shares are held in escrow, the Escrow Agent agrees to vote the Milestone Shares on any matter for which the Milestone Shares are eligible to vote such that the votes attached to the Milestone Shares are voted in a manner consistent with and in the same proportion to the voting of all other shares of CombinatoRx Common Stock (including without limitation the Holdback Shares) that were eligible to vote and for which votes were cast in respect of such matter. For example, if in respect of a particular matter: (a) 65% of the CombinatoRx Common Stock (including without limitation the Holdback Shares but excluding the Milestone Shares) that were eligible to vote and for which votes were cast in respect of such matter voted in favor of such matter; (b) 25% of the CombinatoRx Common Stock (including without limitation the Holdback Shares but excluding the Milestone Shares) that were eligible to vote and for which votes were cast in respect of such matter voted against such matter; and (c) 10% of the CombinatoRx Common Stock (including the Holdback Shares but excluding the Milestone Shares) that were eligible to vote and for which votes were cast in respect of such matter abstained from voting on the matter, then the Escrow Agent shall vote 65% of the Milestone Shares in favor of the matter, shall vote 25% of the Milestone Shares against such matter and shall abstain from voting 10% of the Milestone Shares on the matter.

(c) Any cash dividends distributed in respect of the Escrow Shares shall promptly be distributed by the Escrow Agent to the Neuromed Stockholders by check payable to the Neuromed Stockholders in proportion to the number of Escrow Shares that would be released to the Neuromed Stockholders if the FDA Approval Date (as defined in Schedule A hereto) occurred on the record date for payment of such dividends in accordance with Schedule B hereto. Any non-cash dividend or other distribution on the Escrow Shares shall be issued in the name of the Escrow Agent or its nominee and deposited with the Escrow Agent to be held in escrow along with the corresponding Escrow Shares. Any such non-cash dividend or other distribution shall be released from escrow in conjunction with the release from escrow of the corresponding Escrow Shares and CombinatoRx and the Stockholder Representative shall direct the Escrow Agent to do the same in the applicable Release Notice (as defined below). In the event all or a portion of the Escrow Shares are cancelled, any corresponding dividends or other distributions on such Escrow Shares not previously distributed to Neuromed Stockholders shall be returned to CombinatoRx. If the Escrow Shares are reclassified, converted or changed into, or exchanged for securities or other property pursuant to a merger, consolidation or other reorganization of CombinatoRx after the Effective Time, then such reclassified shares or securities or other property, as the case may be, shall be deposited with the Escrow Agent to be held in escrow and released from escrow and/or cancelled, as the case may be, in conjunction with the terms of this Agreement at the same time and in the same respective amounts as the related Escrow Shares, assuming for this purpose that such reclassification, merger, consolidation or other reorganization had not been effected.

5. Tax Matters.

(a) The parties agree solely for Canadian and U.S. Tax purposes and, to the extent permitted by applicable Law, state and local Tax purposes, (i) the Escrow Shares shall be treated as issued and outstanding to the Neuromed Stockholders, (ii) the Neuromed Stockholders shall be treated as receiving the Escrow Shares on the Closing Date, (iii) the Neuromed Stockholders, as owners of the Escrow Shares for Tax purposes, shall be responsible for any Taxes related to (x) the Escrow Shares, (y) any dividend or other distribution on the Escrow Shares, whether in the form of securities or cash, or (z) any interest and earnings from the investment and reinvestment of any dividends or other distribution on the Escrow Shares (such items (y) and (z) collectively, “Escrow Earnings”), and (iv) the Escrow Agent does not have any interest in the Escrow Shares or Escrow Earnings. In accordance with its respective share of the Escrow Earnings, each Neuromed Stockholder shall report on its respective Tax Returns and be liable for the payment of, and shall pay when due, all Taxes upon the Escrow Earnings. For Tax reporting purposes, all Escrow Earnings in any Tax year shall be reported as allocated to the Neuromed Stockholders (in accordance with each Neuromed Stockholder’s ownership of Escrow Shares as described in Schedule B hereto (as adjusted to include any Capital Change (as defined below) and/or any dividends or other distributions paid or made thereon)) until the release of the Escrow Shares to the Neuromed Stockholders or the cancellation of the Escrow Shares. The Escrow Agent shall report all Escrow Earnings on Form 1099 or other appropriate forms with respect to each calendar year during the term of this Agreement in a manner consistent with the provisions of this Section 5(a).

(b) Each Neuromed Stockholder agrees to complete, sign and send to the Escrow Agent, a Form W-9, or Form W-8, as applicable, and any other forms and documents that the Escrow Agent may reasonably request for Tax reporting purposes. Moreover, each Neuromed Stockholder acknowledges and agrees that, in the event the Escrow Agent is required to withhold any Taxes, the Escrow Agent shall, upon direction from CombinatoRx in its sole discretion, either obligate the Neuromed Stockholder to pay such portion of the Escrow Earnings to the Escrow Agent or remove such portion from the Escrow Earnings as is required to be remitted to the Internal Revenue Service in compliance with the Code or to any other applicable Tax authority.

6. Release/Cancellation of the Escrow Shares.

(a) Prior to the Effective Time, CombinatoRx and the Stockholder Representative will agree upon and deliver Schedule B to the Escrow Agent which shall set forth the number of shares to be released from escrow or cancelled, as the case may be, based upon the FDA Approval Date (as defined in Schedule A hereto) and shall be completed in accordance with the provisions of Article II of the Merger Agreement and Schedule I thereto.

(b) Release.

(i) If the FDA Approval Date is prior to January 1, 2011 (the “Milestone”), CombinatoRx shall provide the Escrow Agent and Stockholder Representative with a written notice signed by the Chief Executive Officer or Chief Financial Officer of CombinatoRx (a “Release Notice”) within two (2) Business Days of the FDA Approval Date. The Release Notice shall: (i) specify the FDA Approval Date; and (ii) provide an irrevocable direction to release the specified number of Escrow Shares set forth in the relevant column of Schedule B hereto, together with any dividends or other distributions or property paid or made in respect of such Escrow Shares, to the Neuromed Stockholders; provided, however, that the Stockholder Representative shall notify CombinatoRx if: (i) the acquisition by any Neuromed Stockholder (such Neuromed Stockholder, an “HSR Neuromed Stockholder”) of Escrow Shares that would otherwise be released to the HSR Neuromed Stockholder would be subject to the reporting and waiting requirements under the Hart-Scott-Rodino Antitrust Improvements Act, as amended (“HSR Act”) and (ii) any HSR Act Notification and Report Form required to be filed with respect to such Escrow Shares has not been filed and the applicable waiting period under the HSR Act has not expired or been terminated. In the circumstance set forth in the previous sentence, CombinatoRx, after consultation with the Stockholder Representative, shall instruct the Escrow Agent not to release such number of HSR Neuromed Stockholder’s Escrow Shares in excess of the maximum number of shares that may be released in compliance with the HSR Act until the Stockholder Representative notifies the Escrow Agent that such HSR Neuromed Stockholder has filed the necessary HSR Act Notification and Report Form and the applicable waiting period under the HSR Act has expired or been terminated whereupon any such Escrow Shares not released pursuant to this sentence shall be released to such HSR Neuromed Stockholder within three (3) Business Days following such notification. CombinatoRx shall cooperate with all reasonable requests of the Stockholder Representative or an HSR Neuromed Stockholder related to compliance with the reporting and waiting requirements under the HSR Act.

(ii) CombinatoRx, the Stockholder Representative and the Escrow Agent acknowledge and agree that a single Release Notice covering all Neuromed Stockholders and their respective portion of the Escrow Shares may be provided to the Escrow Agent in lieu of a separate Release Notice for each Neuromed Stockholder.

(iii) Subject to the provisions of Section 6(d) hereof, upon receipt of a Release Notice, the Escrow Agent shall deliver to each Neuromed Stockholder, within five (5) Business Days, a share certificate registered in the name of the Neuromed Stockholder evidencing the Escrow Shares attributable to such Neuromed Stockholder released from escrow in connection with such Release Notice, as well as any dividends, distributions or other property in the Escrow Fund relating thereto. If, on a date that Escrow Shares are to be released, the Escrow Agent holds a stock certificate or other evidence representing more Escrow Shares than are to be released, the Escrow Agent shall promptly deliver the stock certificate or other evidence to CombinatoRx’s transfer agent for such shares and request replacement stock certificates or other evidence in denominations necessary to allow for the delivery to the Neuromed Stockholder of the number of Escrow Shares so released. Promptly after the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Neuromed Stockholder the replacement share certificate or other evidence of the Escrow Shares released. The parties hereto acknowledge and agree that irrespective of when a Release Notice is delivered by CombinatoRx or received by the Escrow Agent, the FDA Approval Date specified in such

Release Notice shall be deemed to be the date on which the Escrow Shares covered by such Release Notice were released from escrow under this Agreement.

(c) Cancellation.

(i) In the event that the FDA Approval Date has not occurred prior to the First Outside Date, the Second Outside Date or the Final Outside Date (each as defined on Schedule A hereto), in each such case, CombinatoRx shall provide the Escrow Agent and the Stockholder Representative with a written notice signed by the Chief Executive Officer or Chief Financial Officer of CombinatoRx (a “Cancellation Notice”) within two (2) Business Days of the applicable Outside Date. The Cancellation Notice shall: (i) specify the applicable Outside Date; and (ii) provide an irrevocable direction to deliver the specified number of Escrow Shares set forth in Schedule B with respect to the applicable Outside Date to CombinatoRx (or its transfer agent) to be cancelled or, in the case of property other than capital stock of CombinatoRx, released to CombinatoRx.

(ii) Subject to the provisions of Section 6(d) hereof, upon receipt of a Cancellation Notice, the Escrow Agent shall deliver to CombinatoRx, within five (5) Business Days, the share certificates evidencing the Escrow Shares to be cancelled (the “Cancelled Escrow Shares”) in connection with such Cancellation Notice, as well as any dividends or distributions in the Escrow Fund relating thereto. The Cancelled Escrow Shares shall be deemed to have been cancelled, and all rights of any Neuromed Stockholder associated with the ownership of such shares, including but not limited to the right to vote and the right to receive distributions, shall terminate, immediately on the applicable Outside Date regardless of when CombinatoRx receives the certificates representing such shares. As of the applicable Outside Date, any Cancelled Escrow Shares will cease to be shown as issued and outstanding on the books and records of CombinatoRx.

(d) If, within three (3) Business Days following receipt of the Release Notice or Cancellation Notice, as the case may be, the Stockholder Representative delivers a written notice to the Escrow Agent and CombinatoRx stating its objection to the disbursement of Escrow Shares as described in such Release Notice or Cancellation Notice, as the case may be, and providing, in reasonable detail, the basis for such objection, the Escrow Agent shall not make any delivery of the Escrow Shares, or any portion thereof, but shall retain such shares until the Escrow Agent shall have either: (i) received joint written instructions signed by CombinatoRx and the Stockholder Representative; or (ii) been directed by a binding arbitration order or by an order of a court of competent jurisdiction as to the respective rights of CombinatoRx, Stockholder Representative and the Neuromed Stockholders with respect to the Escrow Shares, in which case the Escrow Agent shall disburse the Escrow Shares in accordance with such instructions or order as soon as practicable after receipt thereof, unless such instructions or order otherwise provide. Notwithstanding anything to the contrary contained herein, if the Escrow Agent receives a joint written instruction from CombinatoRx and the Stockholder Representative as to the disbursement of the Escrow Shares, the Escrow Agent shall disburse the Escrow Shares pursuant to such joint written instruction.

(e) The number of Escrow Shares to be released from escrow or cancelled, as the case may be, in accordance with this Agreement shall be adjusted from time to time to account for any stock dividends, stock splits, combinations or other similar recapitalizations affecting CombinatoRx Common Stock subsequent to the Effective Time (each such change, a “Capital Change”). In the event that a Capital Change occurs subsequent to the Effective Time and prior to the termination of this Agreement pursuant to Section 8, CombinatoRx shall ensure that the number of Escrow Shares to be released from escrow or cancelled, as the case may be, in accordance with this Agreement takes into account the change in number of Escrow Shares that occurred as a result of such Capital Change and is adjusted, where necessary, such that the number of Escrow Shares released from escrow or cancelled, as the case may be, in accordance with this Agreement is equal to that number of Escrow Shares that would be eligible for release or cancellation, as the case may be, had such Capital Change been given effect immediately prior to the Effective Time. In the event of a Capital Change after the Effective

Time, CombinatoRx and the Stockholder Representative will prepare a revised Schedule B making proportional adjustments to the numbers of Escrow Shares thereon to appropriately reflect such Capital Change.

7. Transfer of Escrow Shares.

(a) Any Neuromed Stockholder may transfer all or a portion of the interest of such Neuromed Stockholder in any shares of CombinatoRx Common Stock designated as Holdback Shares in the Escrow Fund that remain issued and outstanding as of the date of such transfer; provided that any transferee of the interest of such Neuromed Stockholder in the Holdback Shares must become a party to this Agreement and any purported transfer of the interest of such Neuromed Stockholder’s Holdback Shares to a person that does not become a party hereto shall be null and void ab initio. Each certificate representing Escrow Shares held in escrow shall have the following legend noted conspicuously thereon:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF THAT CERTAIN ESCROW AGREEMENT DATED JUNE 30, 2009 BY AND AMONG COMBINATORX, INCORPORATED, COMPUTERSHARE TRUST COMPANY, N.A., AS ESCROW AGENT, AND KURT C. WHEELER, AS STOCKHOLDER REPRESENTATIVE. THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ON TRANSFER UNTIL RELEASED FROM SUCH RESTRICTIONS IN ACCORDANCE WITH THE TERMS OF SUCH ESCROW AGREEMENT.

(b) During the term of this Agreement, the interests of the Neuromed Stockholders in the Milestone Shares shall not be assignable or transferable, except by operation of law or the laws of descent and distribution (and in either case the assignee or transferee shall be subject to the terms and conditions of this Agreement). During the term of this Agreement, the interest of CombinatoRx in the Escrow Shares shall not be assignable or transferable, except by operation of law (and assignee or transferee shall be subject to the terms and conditions of this Agreement).

(c) The Escrow Agent is hereby granted the power to effect any transfer of the interest of such Neuromed Stockholder in any Escrow Shares permitted by this Agreement. CombinatoRx will cooperate (and cause its transfer agent to cooperate) with the Escrow Agent in promptly issuing stock certificates to effect such transfers (including the cancellation and reissuance of the stock certificates representing cancelled and other Escrow Shares).

8. Termination. This Agreement shall terminate upon the earliest to occur of the following events:

(a) all Escrow Shares have been either released or cancelled in accordance with Section 6;

(b) the FDA Approval Date is on or prior to the Closing Date;

(c) CombinatoRx and the Stockholder Representative agree in writing to terminate this Agreement, in which case the Escrow Agent shall distribute the Escrow Shares in accordance with the joint written instructions of CombinatoRx and the Stockholder Representative; or

(d) upon termination of the Merger Agreement prior to the Effective Time.

9. Responsibilities and Liability of Escrow Agent.

(a) Duties Limited. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein. The Escrow Agent may perform its duties through its agents and affiliates. The Escrow Agent’s duties shall be determined only with reference to this Agreement and applicable laws and it shall have no implied duties. The Escrow Agent shall not be bound by, deemed to have knowledge of, or have any obligation to make inquiry into or consider, any term or provision of any agreement between CombinatoRx, Stockholder

Representative, and/or any other third party which may be referred to herein or as to which the escrow relationship created by this Agreement relates.

(b) Liability of Escrow Agent. Except in cases of the Escrow Agent’s bad faith, willful misconduct or gross negligence, the Escrow Agent shall be fully protected (i) in acting in reliance upon any certificate, statement, request, notice, advice, instruction, direction, other agreement or instrument or signature reasonably and in good faith believed by the Escrow Agent to be genuine, (ii) in assuming that any person purporting to give the Escrow Agent any of the foregoing in accordance with the provisions hereof, or in connection with either this Agreement or the Escrow Agent’s duties hereunder, has been duly authorized to do so, and (iii) in acting or refraining from acting in good faith when advised to act or refrain to act, as the case may be, by any counsel retained by the Escrow Agent. The Escrow Agent shall not be liable for any mistake of fact or law or any error of judgment, or for any act or omission, except as a result of its bad faith, willful misconduct or gross negligence. The Escrow Agent shall not be responsible for any loss incurred upon any investment made under circumstances not constituting bad faith, willful misconduct or gross negligence.

Without limiting the generality of the foregoing, it is hereby agreed that in no event will the Escrow Agent and its agents and affiliates be liable for any lost profits or other indirect, special, incidental or consequential damages which the parties may incur or experience by reason of having entered into or relied on this Agreement or arising out of or in connection with the Escrow Agent’s performance of services hereunder, even if the Escrow Agent was advised or otherwise made aware of the possibility of such damages; nor shall the Escrow Agent be liable for acts of God, acts of war, breakdowns or malfunctions of machines or computers, interruptions or malfunctions of communications or power supplies, labor difficulties, actions of public authorities, or any other similar cause or catastrophe beyond the Escrow Agent’s reasonable control.

In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder, or shall receive any certificate, statement, request, notice, advice, instruction, direction or other agreement or instrument from any other party with respect to the Escrow Fund which, in the Escrow Agent’s reasonable and good faith opinion, is in conflict with any of the provisions of this Agreement, or shall be advised that a dispute has arisen with respect to the Escrow Fund or any part thereof, the Escrow Agent shall be entitled, without liability to any person, to refrain from taking any action other than to keep safely the Escrow Fund until the Escrow Agent shall be directed otherwise in accordance with Section 6(d) hereof. The Escrow Agent shall be under no duty to institute or defend any legal proceedings, although the Escrow Agent may, in its discretion and at the expense of CombinatoRx as provided in Sections 9(c) or 9(d) hereof, institute or defend such proceedings.

(c) Indemnification of Escrow Agent. CombinatoRx agrees to indemnify the Escrow Agent and its officers, directors, employees, agents, affiliates, successors and assigns for, and to hold it harmless against, any and all claims, suits, actions, proceedings, investigations, judgments, deficiencies, damages, settlements, liabilities and expenses (including reasonable legal fees and expenses of attorneys chosen by the Escrow Agent) as and when incurred, arising out of or based upon any act, omission, alleged act or alleged omission by the Escrow Agent or its officers, directors, employees, agents, affiliates, successors and assigns or any other cause, in any case in connection with the acceptance of, or performance or non-performance by the Escrow Agent of, any of the Escrow Agent’s duties under this Agreement, except as a result of the Escrow Agent’s bad faith, willful misconduct or gross negligence.

(d) Authority to Interplead. The parties hereto authorize the Escrow Agent, if the Escrow Agent is threatened with litigation or is sued, to interplead all interested parties in any court of competent jurisdiction and to deposit the Escrow Fund with the clerk of that court. In the event of any dispute hereunder, the Escrow Agent shall be entitled to petition a court of competent jurisdiction and shall perform any acts ordered by such court.

(e) No Representations. The Escrow Agent makes no representations as to the validity, value, genuineness, or the collectibility of any security or other document or instrument held by or delivered to the Escrow Agent by or on behalf of the parties hereto.

10. Removal and Resignation of Escrow Agent.

(a) Removal. CombinatoRx and the Stockholder Representative acting together shall have the right to terminate the appointment of the Escrow Agent at any time by giving no less than thirty (30) calendar days’ prior written notice of such termination to the Escrow Agent, specifying the date upon which such termination shall take effect. Thereafter, the Escrow Agent shall have no further obligation hereunder except to hold the Escrow Fund as depositary. CombinatoRx and the Stockholder Representative agree that they will jointly appoint a banking corporation, trust company or other financial institution as successor Escrow Agent. The Escrow Agent shall refrain from taking any action until it shall receive joint written instructions from CombinatoRx and the Stockholder Representative designating the successor Escrow Agent. The Escrow Agent shall deliver all of the Escrow Fund to such successor Escrow Agent in accordance with such instructions and upon receipt of the Escrow Fund, the successor Escrow Agent shall be bound by all of the provisions hereof.

(b) Resignation. The Escrow Agent may resign and be discharged from its duties and obligations hereunder at any time by giving no less than thirty (30) calendar days’ prior written notice of such resignation to CombinatoRx and the Stockholder Representative, specifying the date when such resignation will take effect. Thereafter, the Escrow Agent shall have no further obligation hereunder except to hold the Escrow Fund as depository. In the event of such resignation, CombinatoRx and the Stockholder Representative agree that they will jointly appoint a banking corporation, trust company, or other financial institution as successor Escrow Agent within thirty (30) calendar days of notice of such resignation. The Escrow Agent shall refrain from taking any action until it shall receive joint written instructions from CombinatoRx and the Stockholder Representative designating the successor Escrow Agent. The Escrow Agent shall deliver all of the Escrow Fund to such successor Escrow Agent in accordance with such instructions and upon receipt of the Escrow Fund, the successor Escrow Agent shall be bound by all of the provisions hereof.

11. General.

(a) Accounting. Upon each release or cancellation of any of the Escrow Shares in the Escrow Fund or the termination of this Agreement, the Escrow Agent shall render to CombinatoRx and the Stockholder Representative an accounting in writing of the Escrow Fund and all distributions therefrom.

(b) Survival. Notwithstanding anything herein to the contrary, the provisions of Sections 9(b) and 9(c) hereof shall survive any resignation or removal of the Escrow Agent, and any termination of this Agreement.

(c) Escrow Agent Fees. The Escrow Agent shall charge a one-time administrative fee of $7,500, and CombinatoRx shall be solely liable for the payment of such fee.

(d) Notices. All notices under this Agreement shall be transmitted to the respective parties, shall be in writing and shall be considered to have been duly given or served when personally delivered to any individual party, or on the first (1st) Business Day after the date of deposit with an overnight courier for next day delivery, postage paid, or on the third (3rd) Business Day after deposit in the United States Mail, certified or registered, return receipt requested, postage prepaid, or on the date of telecopy, fax or similar telephonic transmission during normal business hours of the recipient, as evidenced by mechanical confirmation of such telecopy, fax or telephonic transmission; addressed in all cases to the party at his, her or its address set forth below, or to such other address as such party may hereafter designate:

If to CombinatoRx:

        CombinatoRx, Incorporated

        245 First Street

        Third Floor

        Cambridge, Massachusetts 02142

        Attn:     Robert Forrester

                      Jason F. Cole, Esq.

        Facsimile No.: (617) 301-7460

Copies to:

        Goodwin Procter LLP

        Exchange Place

        Boston, Massachusetts 02109

        Attn:     Stuart M. Cable, Esq.

                      Joseph L. Johnson III, Esq.

        Facsimile: (617) 523-1231

If to the Stockholder Representative:

        Kurt C. Wheeler

        c/o Clarus Ventures, LLC

        801 Gateway Boulevard, Suite 410

        South San Francisco, CA 94080

        Facsimile: (650) 238-5001

Copies to:

        WilmerHale

        60 State Street

        Boston, Massachusetts 02109

        Attn:     Jay E. Bothwick

                      Peter N. Handrinos

        Facsimile: (617) 526-5000

        and

        DuMoulin Black LLP

        10th Floor, 595 Howe Street

        Vancouver, British Columbia V6C 2T5

        Attn: J. Douglas Seppala

        Facsimile: (604) 687-3635

If to the Escrow Agent:

        Computershare Trust Company, N.A.

        350 Indiana Street, Suite 750

        Golden, CO 80401

        Attn: John Wahl or Rose Stroud

        Facsimile: 303-262-0608

Any notice given hereunder may be given on behalf of any party by its counsel or other authorized representative. In all cases the Escrow Agent shall be entitled to rely on a copy or a fax transmission of any document with the same legal effect as it were the original of such document.

(e) Modifications; Waiver. Subject to the provisions of Section 6(a) and 6(e) regarding the completion and amendment of Schedule B, this Agreement may not be amended, altered or modified without the express prior written consent of each of the parties hereto. Notwithstanding the preceding sentence, after the Effective Time, Schedule B may only be amended, altered or modified by the parties hereto pursuant to Section 6(e). No course of conduct shall constitute a waiver of any terms or conditions of this Agreement, unless such waiver is specified in writing, and then only to the extent so specified. A waiver of any of the terms and conditions of this Agreement on one occasion shall not constitute a waiver of the other terms of this Agreement, or of such terms and conditions on any other occasion.

(f) Further Assurances. If at any time the Escrow Agent shall consider or be advised that any further agreements, assurances or other documents are reasonably necessary or desirable to carry out the provisions hereof and the transactions contemplated hereby, the parties hereto shall execute and deliver any and all such agreements or other documents, and do all things reasonably necessary or appropriate to carry out fully the provisions hereof.

(g) Assignment. This Agreement shall inure to the benefit of and be binding upon the successors, heirs, personal representatives, and permitted assigns of the parties hereto. Neither CombinatoRx nor Stockholder Representative may assign this Agreement or any of its rights, interests or obligations without the prior written approval of the other parties. This Agreement may not be assigned by the Escrow Agent, except that upon prior written notice to CombinatoRx and the Stockholder Representative, the Escrow Agent may assign this Agreement to an affiliated or successor trust company or other qualified bank entity.

(h) Section Headings. The section headings contained in this Agreement are inserted for purposes of convenience of reference only and shall not affect the meaning or interpretation hereof.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of CombinatoRx, Stockholder Representative and Escrow Agent hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts, and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally with the State of Delaware.

(j) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[the next page is the signature page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMBINATORX, INCORPORATED

BY:	/s/ Robert Forrester
NAME:	Robert Forrester
TITLE:	Executive Vice President and Chief Financial Officer

STOCKHOLDER REPRESENTATIVE

/s/ Kurt C. Wheeler
Kurt C. Wheeler, solely in his capacity as Stockholder Representative

COMPUTERSHARE TRUST COMPANY, N.A., as Escrow Agent

BY:	/s/ John M. Wahl
NAME:	John M. Wahl
TITLE:	Corporate Trust Officer

[SIGNATURE PAGE TO ESCROW AGREEMENT]

Schedule A

Milestone Schedule

As set forth in Section 6 of this Agreement, the aggregate number of Escrow Shares to be released and/or cancelled based upon the FDA Approval Date shall be set forth on Schedule B based on Schedule I to the Merger Agreement and the percentages set forth in the table below. In the event that any of the Escrow Shares are to be released to Neuromed Stockholders in accordance with this Schedule A, the number of Escrow Shares to be released to each Neuromed Stockholder based on the FDA Approval Date is indicated next to each Neuromed Stockholder’s name on Schedule B (which shall be completed by CombinatoRx and the Stockholder Representative prior to the Effective Time and attached to the Escrow Agreement as set forth in Section 6(a)). In the event that any of the Escrow Shares are to be cancelled in accordance with this Schedule A, the number of Escrow Shares to be cancelled with respect to each Neuromed Stockholder and delivered to CombinatoRx (i) in the event that the FDA Approval Date does not occur prior to the First Outside Date, is equal to the amount set forth in the “70%” column on Schedule B less the amount set forth in the “60%” column on Schedule B, (ii) in the event that the FDA Approval Date does not occur prior to the Second Outside Date, is equal to the amount set forth in the “60%” column on Schedule B less the amount set forth in the “40%” column on Schedule B, and (iii) in the event that the FDA Approval Date does not occur prior to the Final Outside Date, is equal to the amount set forth in the “40%” column on Schedule B, in each case, as indicated next to each Neuromed Stockholder’s name on Schedule B below (which shall be completed by CombinatoRx and the Stockholder Representative prior to the Effective Time and attached to the Escrow Agreement as set forth in Section 6(a)). No Escrow Shares retained in escrow for an HSR Neuromed Stockholder after the FDA Approval Date in accordance with Section 6(b) shall be included in the calculation of the Escrow Shares to be cancelled. All share amounts set forth in Schedule B below are subject to adjustment in the event of any Capital Change. No fractional Escrow Shares shall be distributed to Neuromed Stockholders pursuant to this Agreement and no voting rights shall exist for fractional Escrow Shares. Instead, the number of shares set forth in Schedule B shall be rounded up or down to the nearest whole number (provided that the Stockholder Representative shall have the authority in connection with the preparation of Schedule B to effect such rounding in such a manner that the number of Escrow Shares then being distributed equals the total number of whole Escrow Shares to be distributed).

For purposes of the Escrow Agreement, this Schedule A and Schedule B:

“FDA” shall mean the United States Food and Drug Administration and any successor agency thereto.

“FDA Approval Date” shall mean the date upon which Neuromed or any of its Subsidiaries or CombinatoRx or any of its Subsidiaries (including without limitation, Neuromed and its Subsidiaries from and after the Effective Time) receives the approval letter from the FDA for the first approval of the Product NDA by the FDA granting marketing approval for one or more strength or strengths of the Product.

“Product” shall have the meaning ascribed thereto in Asset Purchase Agreement between Neuromed Development Inc. and Mallinckrodt Inc. dated as of June 11, 2009, as in effect on June 30, 2009.

“Product NDA” shall mean the New Drug Application filed by Neuromed with the FDA seeking marketing approval for the Product.

1

Milestone		Escrow Shares to be Released	Escrow Shares to be Cancelled
1.	The FDA Approval Date is on or before December 31, 2009 (the “First Milestone Date”)	All Escrow Shares will be released. The number of shares to each individual Neuromed Stockholder shall be set forth opposite each Neuromed Stockholder’s name on Schedule B under the sub-heading “70%” under the heading “# of Shares to be Released to NRMD stockholders”	None

2.	The FDA Approval Date does not occur prior to January 1, 2010 (the “First Outside Date”)	None	Escrow Shares representing 62.5% of the Milestone Shares will be cancelled. The aggregate number of shares to be cancelled shall be set forth on Schedule B opposite the caption “FDA Approval Date is not prior to First Outside Date”

3.	The FDA Approval Date is after December 31, 2009 and on or before September 30, 2010 (the “Second Milestone Date”)	All of the Holdback Shares and 37.5% of the Milestone Shares will be released. The number of shares to each individual Neuromed Stockholder shall be set forth opposite each Neuromed Stockholder’s name on Schedule B under the sub-heading “60%” under the heading “# of Shares to be Released to NRMD stockholders”	None

4.	The FDA Approval Date does not occur prior to October 1, 2010 (the “Second Outside Date”)	None	Escrow Shares representing 100% of the Milestone Shares and 57.431271% of the Holdback Shares will be cancelled. The aggregate number of shares to be cancelled shall be set forth on Schedule B opposite the caption “FDA Approval Date is not prior to Second Outside Date”

5.	The FDA Approval Date is after September 30, 2010 and on or before December 31, 2010 (the “Final Milestone Date”, and together with the First Milestone Date and Second Milestone Date, the “Milestone Dates”)	42.568729% of the Holdback Shares will be released. The number of shares to each individual Neuromed Stockholder shall be set forth opposite each Neuromed Stockholder’s name on Schedule B under the sub-heading “40%” under the heading “# of Shares to be Released to NRMD stockholders”	None

2

Milestone		Escrow Shares to be Released	Escrow Shares to be Cancelled
6.	The FDA Approval Date does not occur prior to January 1, 2011 (the “Final Outside Date”, and, together with the First Outside Date and the Second Outside Date, the “Outside Dates”)	None	All Escrow Shares will be cancelled to the extent not cancelled earlier.

3

Appendix C

VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”), dated as of June 30, 2009, is made by and among CombinatoRx, Incorporated, a Delaware corporation (the “Company”), Neuromed Pharmaceuticals Inc., a Delaware corporation (“Neuromed US”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, the Company, PawSox, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), Neuromed US, Neuromed Pharmaceuticals Ltd., a company existing under the laws of the Province of British Columbia, Canada (“Neuromed Canada”), and Kurt C. Wheeler, as representative of the stockholders of Neuromed US, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into Neuromed US (the “Merger”);

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds stock options or other rights to acquire the number of Shares indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of the Company, Neuromed US and Neuromed Canada to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s, Neuromed US’s and Neuromed Canada’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by them in connection therewith, Stockholder, the Company and Neuromed US agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, with respect to the Merger, the Merger Agreement or any CombinatoRx Acquisition Proposal, Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that such Stockholder shall be entitled to so vote: (i) in favor of adoption and approval of (A) Amendment No. 1 to the CombinatoRx Charter, (B) Amendment No. 2 to the CombinatoRx Charter, (C) the Option Plan Amendments, (D) the Exchange Offer and (E) the issuance of the shares of CombinatoRx Common Stock by virtue of the Merger; (ii) against any action or agreement that, to the knowledge of Stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries or Affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to the Company’s or any of its Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; and (iii) against any CombinatoRx Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all other transactions contemplated by the Merger Agreement. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement or acts of bad faith prior to termination hereof.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any stock options or otherwise (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (a) transfers by will or by operation of law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee and (b) as Neuromed US may otherwise agree in writing in its sole discretion.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to the Company and Neuromed US as follows:

(a) Stockholder has the full power and authority to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder;

(b) this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to the Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of Neuromed US and the Company, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c) except as set forth on Schedule 1, Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any law, statute, rule or regulation to which Stockholder is subject or, in the event that Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Stockholder; and

(e) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, Stockholder does hereby appoint Neuromed US with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to the Shares, to vote, if the Stockholder is unable to perform his or her obligations under this Agreement, each of such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement. The Stockholder hereby revokes any proxies previously granted and represents that none of such previously-granted proxies are irrevocable.

7. No Solicitation. From and after the date hereof until the Expiration Date, Stockholder shall not (a) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a CombinatoRx Acquisition Proposal, (b) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a CombinatoRx Acquisition Proposal, (c) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a CombinatoRx Acquisition Proposal, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby, (d) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to a CombinatoRx Acquisition Proposal, (e) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of a CombinatoRx Acquisition Proposal or (f) propose or agree to do any of the foregoing. In the event that Stockholder is a corporation, partnership, trust or other entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. Waiver of Appraisal Rights. The Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable law, including Section 262 of the DGCL in connection with the Merger.

9. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in any competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

10. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Neuromed US or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

11. Disclosure. Stockholder hereby agrees that the Company and Neuromed US may publish and disclose in the Registration Statement, any resale registration statement relating thereto (including all documents and schedules filed with the SEC), the Proxy Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by the Company or Neuromed US as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel.

12. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by facsimile transmission (providing confirmation of transmission) to Neuromed US or the Company, as the case may be, in accordance with Section 9.4 of the Merger Agreement and to each Stockholder at its address set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

13. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

14. Binding Effect and Assignment. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.

15. No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

16. No Waivers. No waivers of any breach of this Agreement extended by Neuromed US or the Company to Stockholder shall be construed as a waiver of any rights or remedies of Neuromed US or the Company, as applicable, with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

17. Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of the Company, Neuromed US and Stockholder hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts, and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. The parties hereby consent to, waive any objection to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof and shall have the same legal force and effect as if served upon such party personally with the State of Delaware.

18. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

19. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of the CombinatoRx Charter, the transactions contemplated by the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

20. Entire Agreement; Amendment. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

21. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

22. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (i) do not (x) change the form of consideration, (y) reduce the Merger Consideration or change the allocation of Merger Consideration among the Neuromed Stockholders in either case in a manner adverse to the Stockholder, or (z) change the obligations in Section 6.1(c) of the Merger Agreement or waive or amend the condition in Section 7.3(d) of the Merger Agreement in a manner adverse to the Stockholder or (ii) have been agreed to in writing by Stockholder.

23. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

STOCKHOLDER
Name:

COMBINATORX, INCORPORATED

By:
Name:
Title:

NEUROMED PHARMACEUTICALS INC.

By:
Name:
Title:

Schedule of Signatories

CombinatoRx, Incorporated

Neuromed Pharmaceuticals Inc.

Each of:

Alexis Borisy

Robert Forrester

Sally Crawford

Frank Haydu

Michael Kauffman

W. James O’Shea

Richard Pops

Boston Millenia Associates II Partnership

Boston Millenia Partners GmbH & Co.     KG

Boston Millenia Partners II Limited Partnership

Boston Millenia Partners II-A Limited Partnership

Strategic Advisors Fund Limited Partnership

VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”), dated as of June 30, 2009, is made by and among CombinatoRx, Incorporated, a Delaware corporation (“CombinatoRx”), Neuromed Pharmaceuticals Inc., a Delaware corporation (“Neuromed US”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of CombinatoRx.

WHEREAS, CombinatoRx, PawSox, Inc., a Delaware corporation and a wholly owned subsidiary of CombinatoRx (“Merger Sub”), Neuromed Pharmaceuticals Ltd., a company existing under the laws of the Province of British Columbia, Canada (“Neuromed Canada”), and Kurt C. Wheeler, as representative of the stockholders of Neuromed US, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into Neuromed US (the “Merger”);

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds stock options or other rights to acquire the number of Shares indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of CombinatoRx, Neuromed US and Neuromed Canada to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, CombinatoRx’s, Neuromed US’s and Neuromed Canada’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by them in connection therewith, Stockholder, CombinatoRx and Neuromed US agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of CombinatoRx or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of CombinatoRx, with respect to the Merger, the Merger Agreement or any CombinatoRx Acquisition Proposal, Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that such Stockholder shall be entitled to so vote: (i) in favor of adoption and approval of (A) Amendment No. 1 to the CombinatoRx Charter, (B) Amendment No. 2 to the CombinatoRx Charter, (C) the Option Plan Amendments, (D) the Exchange Offer and (E) the issuance of the shares of CombinatoRx Common Stock by virtue of the Merger; (ii) against any action or agreement that, to the knowledge of Stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of CombinatoRx or any of its Subsidiaries or Affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to CombinatoRx’s or any of its Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; and (iii) against any CombinatoRx Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all other transactions contemplated by the Merger Agreement. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement or acts of bad faith prior to termination hereof.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of CombinatoRx that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any stock options or otherwise (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (a) transfers by will or by operation of law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee and (b) as Neuromed US may otherwise agree in writing in its sole discretion.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to CombinatoRx and Neuromed US as follows:

(a) Stockholder has the full power and authority to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder;

(b) this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to the Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of Neuromed US and CombinatoRx, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c) except as set forth on Schedule 1, Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any law, statute, rule or regulation to which Stockholder is subject or, in the event that Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Stockholder; and

(e) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, Stockholder does hereby appoint Neuromed US with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to the Shares, to vote, if the Stockholder is unable to perform his or her obligations under this Agreement, each of such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement. The Stockholder hereby revokes any proxies previously granted and represents that none of such previously-granted proxies are irrevocable.

7. No Solicitation. From and after the date hereof until the Expiration Date, Stockholder shall not (a) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a CombinatoRx Acquisition Proposal, (b) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a CombinatoRx Acquisition Proposal, (c) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a CombinatoRx Acquisition Proposal, or enter into any agreement or agreement in principle requiring CombinatoRx to abandon, terminate or fail to consummate the transactions contemplated hereby, (d) initiate a stockholders’ vote or action by consent of the CombinatoRx’s stockholders with respect to a CombinatoRx Acquisition Proposal, (e) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of CombinatoRx that takes any action in support of a CombinatoRx Acquisition Proposal or (f) propose or agree to do any of the foregoing. In the event that Stockholder is a corporation, partnership, trust or other entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. Waiver of Appraisal Rights. The Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable law, including Section 262 of the DGCL in connection with the Merger.

9. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in any competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

10. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Neuromed US or

CombinatoRx may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

11. Disclosure. Stockholder hereby agrees that CombinatoRx and Neuromed US may publish and disclose in the Registration Statement, any resale registration statement relating thereto (including all documents and schedules filed with the SEC), the Proxy Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by CombinatoRx or Neuromed US as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel.

12. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by facsimile transmission (providing confirmation of transmission) to Neuromed US or CombinatoRx, as the case may be, in accordance with Section 9.4 of the Merger Agreement and to each Stockholder at its address set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

13. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

14. Binding Effect and Assignment. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.

15. No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

16. No Waivers. No waivers of any breach of this Agreement extended by Neuromed US or CombinatoRx to Stockholder shall be construed as a waiver of any rights or remedies of Neuromed US or CombinatoRx, as applicable, with respect to any other stockholder of CombinatoRx who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of CombinatoRx. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

17. Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of CombinatoRx, Neuromed US and Stockholder hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of California and of the United States of America located in San Francisco, California (the “California Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the California Courts, and agrees not to plead or claim in any California Court that such litigation brought therein has been brought in any inconvenient forum. The parties hereby consent to, waive any objection to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof and shall have the same legal force and effect as if served upon such party personally with the State of California.

18. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

19. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of CombinatoRx has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of the CombinatoRx Charter, the transactions contemplated by the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

20. Entire Agreement; Amendment. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

21. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

22. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (i) do not (x) change the form of consideration, (y) reduce the Merger Consideration or change the allocation of Merger Consideration among the Neuromed Stockholders in either case in a manner adverse to the Stockholder, or (z) change the obligations in Section 6.1(c) of the Merger Agreement or waive or amend the condition in Section 7.3(d) of the Merger Agreement in a manner adverse to the Stockholder or (ii) have been agreed to in writing by Stockholder.

23. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

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Schedule of Signatories

CombinatoRx, Incorporated

Neuromed Pharmaceuticals Inc.

Biotechnology Value Fund, L.P.

Biotechnology Value Fund II, L.P.

BVF Investments, L.L.C.

Investment 10, L.L.C.

BVF Partners L.P.

BVF, Inc.

VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”), dated as of June 30, 2009, is made by and among CombinatoRx, Incorporated, a Delaware corporation (“CRXX”), Neuromed Pharmaceuticals Inc., a Delaware corporation (“Neuromed US”), Neuromed Pharmaceuticals Ltd., a company existing under the laws of the Province of British Columbia, Canada (“Neuromed Canada” and together with Neuromed US, “Neuromed”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of Neuromed US and Neuromed Canada.

WHEREAS, CRXX, PawSox, Inc., a Delaware corporation and a wholly owned subsidiary of CRXX (“Merger Sub”), Neuromed US, Neuromed Canada and Kurt C. Wheeler, as representative of the stockholders of Neuromed US, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into Neuromed US (the “Merger”);

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds stock options or other rights to acquire the number of Shares indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of CRXX, Neuromed US and Neuromed Canada to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, CRXX’s, Neuromed US’s and Neuromed Canada’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by them in connection therewith, Stockholder, CRXX, Neuromed US and Neuromed Canada agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Neuromed US or Neuromed Canada or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Neuromed US or Neuromed Canada, with respect to the Merger, the Merger Agreement or any Neuromed Acquisition Proposal, Stockholder shall:

(a)	appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b)

from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that such Stockholder shall be entitled to so vote: (i) in favor of adoption and approval of the Merger Agreement and all other transactions contemplated by the Merger Agreement as to which stockholders of Neuromed US or Neuromed Canada are called upon to vote in favor of or consent to any matter necessary for consummation of the Merger and the other transactions contemplated by the Merger Agreement; (ii) against any action or agreement that, to the knowledge of Stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Neuromed US or Neuromed Canada or any of their Subsidiaries or Affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to Neuromed US’s or Neuromed Canada’s or any of their Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; and (iii) against any Neuromed Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all other transactions contemplated by the Merger Agreement. The Stockholder agrees that the vote in clause (i) above shall be with respect to all classes of stock of Neuromed US and Neuromed Canada held by such Stockholder and shall constitute approval of the payment of consideration in respect of Shares in the manner provided in the Merger Agreement in lieu of the payment of consideration in the manner required upon a liquidation or deemed liquidation under the Neuromed Charter. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof or otherwise, or (c) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement or acts of bad faith prior to termination hereof.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of Neuromed US or Neuromed Canada that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any stock options or otherwise (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares. Stockholder agrees to promptly notify CRXX in writing of the nature and amount of any acquisition of New Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement or a Neuromed Canada Voting Agreement), (c) enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (a) transfers by will or by operation of law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee and (b) as CRXX may otherwise agree in writing in its sole discretion.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to CRXX, Neuromed US and Neuromed Canada as follows:

(a)	Stockholder has the full power and authority to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder;

(b)	this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to the Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of CRXX, Neuromed US and Neuromed Canada, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c)

except as set forth on Schedule 1, Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares in respect of the matters referred to in Section 1(b) hereof, except as contemplated by this Agreement or as set forth in Section 3.6 of the Further Amended and Restated Exchange Agreement dated May 7, 2007 by and among Neuromed US, Neuromed Canada and their shareholders, as amended from time to time (the “Exchange Agreement”);

(d)	to the knowledge of the Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any law, statute, rule or regulation to which Stockholder is subject or, in the event that Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Stockholder; and

(e)	to the knowledge of the Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, Stockholder does hereby appoint CRXX with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to the Shares, to vote, if the Stockholder is unable to perform his or her obligations under this Agreement, each of such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares relating to the matters set forth in Section 1 hereof. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement. Except for the proxy granted pursuant to Section 3.6 of the Exchange Agreement, the Stockholder hereby revokes any proxies previously granted with respect to the matters set forth in Section 1 hereof and represents that none of such previously-granted proxies are irrevocable.

7. No Solicitation. From and after the date hereof until the Expiration Date, Stockholder shall not (a) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a Neuromed Acquisition Proposal, (b) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a Neuromed Acquisition Proposal, (c) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a Neuromed Acquisition Proposal, or enter into any agreement or agreement in principle requiring Neuromed to abandon, terminate or fail to consummate the transactions contemplated hereby, (d) initiate a stockholders’ vote or action by consent of the Neuromed US’s stockholders with respect to a Neuromed Acquisition Proposal, (e) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of Neuromed US that takes any action in support of a Neuromed Acquisition Proposal or (f) propose or agree to do any of the foregoing. In the event that Stockholder is a corporation, partnership, trust or other entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. Waiver of Appraisal Rights. The Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable law, including Section 262 of the DGCL in connection with the Merger.

9. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in any competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

10. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as CRXX, Neuromed US or Neuromed Canada may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

11. Disclosure. Stockholder hereby agrees that CRXX and Neuromed may publish and disclose in the Registration Statement, any resale registration statement relating thereto (including all documents and schedules filed with the SEC), the Proxy Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by CRXX or Neuromed as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel.

12. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by facsimile transmission (providing confirmation of transmission) to CRXX, Neuromed US or Neuromed Canada, as the case may be, in accordance with Section 9.4 of the Merger Agreement and to each Stockholder at its address set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

13. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

14. Binding Effect and Assignment. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.

15. No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

16. No Waivers. No waivers of any breach of this Agreement extended by CRXX, Neuromed US or Neuromed Canada to Stockholder shall be construed as a waiver of any rights or remedies of CRXX, Neuromed US or Neuromed Canada, as applicable, with respect to any other stockholder of Neuromed US or Neuromed Canada who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of Neuromed US or Neuromed Canada. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

17. Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of CRXX, Neuromed US and Stockholder hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts, and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. The parties hereby consent to, waive any objection to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof and shall have the same legal force and effect as if served upon such party personally with the State of Delaware.

18. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

19. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Boards of Directors of Neuromed US and Neuromed Canada have approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of Neuromed Charter, the transactions contemplated by the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

20. Entire Agreement; Amendment. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

21. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

22. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (i) do not (x) change the form of consideration, (y) reduce the Merger Consideration or change the allocation of Merger Consideration among the Neuromed Stockholders in either case in a manner adverse to the Stockholder, or (z) change the obligations in Section 6.1(c) of the Merger Agreement or waive or amend the condition in Section 7.3(d) of the Merger Agreement in a manner adverse to the Stockholder or (ii) have been agreed to in writing by Stockholder.

23. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

STOCKHOLDER

Name:

COMBINATORX, INCORPORATED

By:
Name:
Title:

NEUROMED PHARMACEUTICALS INC.

By:
Name:
Title:

EXECUTED as of the date first above written.

STOCKHOLDER

Name:

COMBINATORX, INCORPORATED

By:
Name:
Title:

NEUROMED PHARMACEUTICALS INC.

By:
Name:
Title:

NEUROMED PHARMACEUTICALS LTD.

By:
Name:
Title:

Schedule of Signatories

CombinatoRx, Incorporated

Neuromed Pharmaceuticals Inc.

Neuromed Pharmaceuticals Ltd.

Each of:

MPM Asset Management Investors 2003 BVIII LLC

MPM Bioventures III GmbH & CO. Beteiligungs KG

MPM Bioventures III Parallel Fund, L.P.

MPM Bioventures III-QP, L.P.

MPM Bioventures III, L.P.

James Richardson & Sons, Limited

Working Opportunity Fund (EVCC) Ltd.

Neuro Discovery Limited Partnership

Appendix D

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the “Agreement”) is made as of June 30, 2009,

AMONG:

COMBINATORX, INCORPORATED, a corporation incorporated under the laws of Delaware (the “Company”)

- and -

Each of the Persons Listed on Schedule A (the “Neuromed US Investors”)

- and -

Each of the Persons Listed on Schedule B (the “Company Investors”; the Neuromed US Investors and the Company Investors are sometimes hereinafter collectively referred to as the “Investors”)

RECITALS:

WHEREAS, the Company, PawSox, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company (“Merger Sub”), Neuromed Pharmaceuticals Inc., a Delaware corporation (“Neuromed US”), Neuromed Pharmaceuticals Ltd., a company existing under the laws of the Province of British Columbia, Canada, and Kurt C. Wheeler, as representative of the stockholders of Neuromed US, are parties to an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which the Company, Merger Sub and Neuromed US intend to effect a merger (the “Merger”) of Merger Sub with and into Neuromed US with Neuromed US to be the surviving corporation of the Merger.

WHEREAS, as more fully described in the Merger Agreement, at the Effective Time, outstanding shares of Neuromed US capital stock shall be converted into the right to receive Company Shares (as defined below) on the terms and conditions set forth in the Merger Agreement (the “Initial Merger Consideration”) and/or the right to receive additional Company Shares, if any (together with the Initial Merger Consideration, the “Merger Consideration”), upon the achievement of the milestones set forth in the Escrow Agreement.

WHEREAS, the Company has agreed to enter into this Agreement, pursuant to which the Company has agreed to provide to the Investors certain contractual rights to have the Company Shares held by them registered under the 1933 Act and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws.

THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to this Agreement agree as follow:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Unless otherwise set forth in this Agreement, all capitalized terms shall have the meaning set forth in the Merger Agreement. In this Agreement, the following words and terms have the meanings set out below:

“1933 Act” means the United States Securities Act of 1933, as amended.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“Affiliate” has the meaning given to it in the 1933 Act.

“Business Day” means a day that is not (i) a Saturday or Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by law to be closed in the Commonwealth of Massachusetts.

“Company Shares” means shares of common stock of the Company, par value $0.001 per share.

“Demand Registration” means the registration of Registrable Securities by the Company pursuant to Section 2.1.

“Form S-1”, “Form S-3” and “Form S-4” mean such respective forms under the 1933 Act or any successor registration forms to such forms under the 1933 Act subsequently adopted by the SEC.

“Holder” means any of the Investors or any assignee to whom Registrable Securities are transferred in accordance with
Article 8, for so long as they continue to hold Registrable Securities.

“Initiating Holders” means, in respect of any Demand Registration, the one or more Holders that deliver the written request for such Demand Registration to the Company.

“Piggy-Back Registration” means the registration of Registrable Securities by the Company pursuant to Section 2.2.

“register”, “registered”, and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the 1933 Act which is declared effective in accordance with the provisions of the 1933 Act.

“Registrable Securities” means (i) in the case of a Neuromed US Investor, Company Shares issued to such Holder as Merger Consideration (including all Escrow Shares), (ii) in the case of a Company Investor, the Company Shares that such Company Investor beneficially owns and has sole or shared voting power as of the Effective Time, the total number of which are set forth opposite such Company Investor’s name on Schedule B (which Schedule B may be updated automatically prior to the Effective Time as described on Schedule B) and (iii) any Company Shares issued in connection with a stock dividend, stock split, recapitalization, conversion or other similar distribution with respect to, in exchange for, or in replacement of any Company Shares described in clauses (i) or (ii) (the Company Shares included in clauses (i), (ii) and (iii) being the “Covered Shares”), but excludes:

(A)	Covered Shares that were registered pursuant to an effective registration statement and disposed of in accordance with the registration statement covering them; or

(B)	Covered Shares that were sold publicly pursuant to Rule 144 of the 1933 Act.

“Related Group” means, in relation to a Holder, the Holder’s general or limited partners, manager, members, retired members, any subsidiaries, Affiliates or successor funds of, or any entity or fund managed by or under common control or management with, the Holder or managed by an Affiliate of the manager of the Holder, or any Affiliate of the general partner or manager of the Holder.

“SEC” means the United States Securities and Exchange Commission.

“Special Registration Statement” means a registration statement relating to any employee benefit plan or with respect to any corporate reorganization or other transaction under Rule 145 of the 1933 Act or other transaction registered on Form S-4 (or substantially similar form under the 1933 Act), including the Form S-4 Registration Statement to be filed by the Company in connection with the Merger.

“Underwriter Cutback” means the right of the underwriters to exclude Registrable Securities in an underwritten offering pursuant to Section 5.4.

1.2 Certain Rules of Interpretation

In this Agreement:

(a)	Consent - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit then, unless otherwise specified, the party whose consent or approval is required is conclusively deemed to have withheld its approval or consent.

(b)	Governing Law - This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware and the federal laws of the United States applicable therein. Any action, suit or proceeding arising out of or relating to this Agreement shall be brought in the federal or state Courts in the Commonwealth of Massachusetts, Suffolk County, and each of the parties hereby irrevocably submits to the jurisdiction of such courts.

(c)	Headings - Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(d)	Including - Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(e)	Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(f)	Severability - If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision is, as to such jurisdiction, ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

(g)	Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation that amends, supplements or supersedes any such statute or any such regulation.

(h)	Time - Time is of the essence in the performance of the parties’ respective obligations.

(i)	Time Periods - Unless otherwise specified, time periods within or following which any act is to be done are calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day if the last day of the period is not a Business Day.

(j)	No Strict Construction - The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

1.3 Schedules

Schedule A and B are an integral part of this Agreement.

ARTICLE 2

U.S. REGISTRATION RIGHTS

2.1 Demand Registration

Subject to the limits set out in Article 3, if the Company receives a written request from one or more Holders that the Company file a registration statement (and any related registration or compliance documents or information) covering the registration of all or part of the Registrable Securities held by such Holders, including a shelf registration statement on Form S-3 under Rule 415 promulgated under the 1933 Act, then the Company will, within 5 Business Days following receipt of the request, give written notice of the request to all Holders (and any related registration or compliance documents or information) and will afford each Holder an opportunity to include in such registration statement all or any part of the Registrable Securities held by such Holder, provided that no such registration shall become effective until after the Effective Time. Each Holder other than the Initiating Holders that wishes to include in any such registration statement all or part of the Registrable Securities held by it must send a written notice to the Company within 15 Business Days after receipt of the Company’s notice, stating the number and intended manner of disposition of the Registrable Securities to be included in the registration statement. Following this 15 Business Day period, the Company will, subject to the Underwriter Cutback and the provisions of Article 3, use its commercially reasonable efforts to effect, as soon as practicable, a registration on, at the Company’s option, the appropriate form (and to keep such registration effective for at least the Effectiveness Period (as defined below)) and such registration or compliance documents or information as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of the Registrable Securities as specified by the Holders.

2.2 Piggy-Back Registration

If the Company proposes to register any Company Shares or other equity securities under the 1933 Act in connection with the public offering of such securities solely for cash (other than a Special Registration Statement or pursuant to a Demand Registration), the Company will, at all such times, promptly give each Holder written notice of such registration. Upon the written request of any Holder given within 20 Business Days after receipt of such notice by the Holder, the Company will, subject to the Underwriter Cutback, use its commercially reasonable efforts to cause a registration statement that covers all of the Registrable Securities that each such Holder has requested to be registered to become effective under the 1933 Act.

ARTICLE 3

LIMITS ON REGISTRATION RIGHTS

3.1 Number of Demand Registrations

During the term of this Agreement, the Company is obligated to effect up to two (2) Demand Registrations in which any Neuromed US Investor is the Initiating Holder and up to two (2) Demand Registrations in which any Company Investor is the Initiating Holder.

3.2 Exceptions to Registration Rights

The Company:

(a)	is not required to effect a Demand Registration:

(i)	for a period of up to 90 days if, at the time of the request of such registration:

(A)	the Company is engaged, or has firm plans to engage (as evidenced by a signed engagement letter) in a firm commitment underwritten public offering of Company Shares in which the Holders of Registrable Securities are entitled to include (subject to the Underwriter Cutback) Registrable Securities pursuant to a Piggy-Back Registration, provided that the Company can rely on this Section 3.2(a)(i)(A) no more than once in any twelve-month period; or

(B)	the Company is engaged in a self-tender or exchange offer, and the filing of a registration statement would cause a violation of the 1934 Act; or

(ii)	during the 90-day period following the closing by the Company of a firm commitment underwritten public offering of Company Shares in which the Holders of Registrable Securities were entitled to include (subject to the Underwriter Cutback) Registrable Securities pursuant to a Piggy-Back Registration.

(b)	is not required to effect a Demand Registration if the anticipated aggregate net proceeds of the offering to the Initiating Holders are less than $500,000 (net of discounts and commissions).

(c)	may defer a Demand Registration for a period of not more than 90 days, but only if:

(i)	the Company furnishes to the Holders requesting the registration a certificate signed by the President and Chief Executive Officer of the Company stating that, in the good faith judgment of the board of directors of the Company, effecting the registration would materially impede the ability of the Company to consummate a significant transaction (the 90-day deferral period beginning on the date that such certificate is sent to the Holders); and

(ii)	the Company has not deferred a filing in reliance on this Section during the previous 12-month period;

(d)	may defer a Demand Registration if the board of directors of the Company determines in good faith that such registration would require the disclosure of material information that the Company has a bona fide business purpose for preserving as confidential, until the earlier of:

(i)	10 days following the date upon which such material information is disclosed to the public or ceases to be material; and

(ii)	60 days after the date of the request of the Holders; and

(e)	is not required to effect a Demand Registration on Form S-1 if, at the time of the request for such Demand Registration, the Company (i) does not have a class of securities registered pursuant to Section 12(b) of the 1934 Act or a class of equity securities registered pursuant to Section 12(g) of the 1934 Act and (ii) is not required to file reports pursuant to Section 15(d) of the 1934 Act.

ARTICLE 4

EXPENSES

4.1 Expenses

Subject to Section 4.2 and Section 4.3, to the fullest extent permitted by applicable law, the Company will bear all expenses relating to the registration of Registrable Securities pursuant to the terms hereof, including reasonable legal fees and expenses of one counsel to the Holders, and all registration, filing, printing and accounting fees, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority (FINRA), transfer taxes, fees of transfer agents and registrars, and costs of insurance incurred in connection with all Demand Registrations and Piggy-Back Registrations.

4.2 Expenses upon Withdrawal of Request

The Company is not required to pay for any expenses pursuant to Section 4.1 of any Demand Registration if the registration request is subsequently withdrawn at any time at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders will bear such expenses pro rata based on the number of Registrable Securities to be registered by the participating Holders), unless at the time of any such withdrawal, the (i) Holders have learned of a material adverse change in the condition, business or prospects of the Company (other than a change in market demand for Company Shares or in the market price of Company Shares) from that known to the Holders of a majority of the Registrable Securities to be registered at the time of the Initiating Holders’ request, that makes the proposed offering unreasonable in the good faith judgment of the Holders of a majority of the Registrable Securities to be registered (in which case the withdrawn registration statement is deemed not to be a Demand Registration for purposes of Section 3.1) or (ii)(x) if the Initiating Holder in such Demand Registration is a Company Investor, such Initiating Holder elects to forego one

(1) Demand Registration to which it is otherwise entitled under Section 3.1 or (y) if the Initiating Holder in such Demand Registration is a Neuromed US Investor, the Neuromed US Investor holding a majority of the Registrable Securities to be registered in such Demand Registration elect to forego one (1) Demand Registration to which they are otherwise entitled under Section 3.1.

4.3 Underwriting Discounts and Commissions

All underwriting discounts and selling commissions relating to Registrable Securities included in any Demand Registration or Piggy-Back Registration will be borne and paid ratably by the Holders whose Registrable Securities are so included.

ARTICLE 5

UNDERWRITING

5.1 Underwriting in Demand Registration

If the Initiating Holders intend to distribute the Registrable Securities covered by their request for a Demand Registration by means of an underwriting, they will so advise the Company as part of their request for such registration, and the Company will include such information in the written notice to be provided to all other Holders. The right of any Holder to include its Registrable Securities in such registration is conditional upon such Holder’s participation in such underwriting (unless otherwise mutually agreed upon by the Initiating Holders) to the extent provided in this Agreement. All parties proposing to distribute their securities through such underwriting will (together with the Company as required under this Agreement) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company with the approval of the Initiating Holders. If such underwriter is not acceptable to the Initiating Holders, such Initiating Holders may select an underwriter or underwriters which are reasonably acceptable to the Company.

5.2 Underwriting in Piggy-Back Registration

In connection with any offering pursuant to Section 2.2 involving an underwriting of Company Shares being issued by the Company, the Company will include in such underwriting any Registrable Securities that Holders wish to include, but only if such Holders accept the terms of the underwriting as agreed upon between the Company and the underwriter(s) selected by it.

5.3 Limitations

No Holder is required, in connection with any underwriting agreement entered into pursuant to Section 5.1 or Section 5.2, to make any representations or warranties or provide indemnification except as they relate to such Holder’s ownership of shares and authority to enter into the underwriting agreement and to such Holder’s intended method of distribution. The liability of any Holder in connection with such underwriting agreement is to be limited to an amount equal to the net proceeds received by such Holder from the offering (after deduction of all underwriters’ discounts and commissions paid by the Holder in connection with the offering).

5.4 Underwriter Cutback

If the underwriter for the offering in connection with:

(a)

a Demand Registration advises the Initiating Holders (in writing) that it is of the opinion that inclusion of certain Registrable Securities would adversely affect the marketing of the Company Shares to be underwritten, then the Initiating Holders will so advise the Company and all Holders of Registrable Securities that would otherwise be underwritten pursuant to this Agreement, and the Company is required to include in the registration only the number of Company Shares that the underwriter believes marketing factors allow; or

(b)	any offering pursuant to Section 2.2, advises the participating Holders (in writing) that it is of the opinion that inclusion of certain Registrable Securities would adversely affect the marketing of the Company Shares to be underwritten, then the Company is required to include in the registration only the number of Company Shares that the underwriter believes marketing factors allow, provided that in no event will the Registrable Securities held by the Holders be reduced below 33% of the total number of Company Shares to be sold.

5.5 Allocation of Cutback

(a)	If the number of Company Shares to be included in a Demand Registration is subject to an Underwriter Cutback pursuant to Section 5.4(a), the Company Shares that would otherwise be included will be reduced pro rata in accordance with the number of Company Shares then held by each Holder (excluding for these purposes all Milestone Shares then subject to the Escrow Agreement).

(b)	If the number of Company Shares to be included in a Piggy-Back Registration is subject to an Underwriter Cutback pursuant to Section 5.4(b), the Company Shares that would otherwise be included will be reduced in the following order:

(i)	first, all outstanding Company Shares held by stockholders of the Company other than the Holders will be excluded from the offering to the extent required;

(ii)	second, if further limitation is required, then the outstanding Company Shares that would otherwise be included will be reduced pro rata in accordance with the number of Company Shares then held by each Holder (excluding for these purposes all Milestone Shares then subject to the Escrow Agreement).

ARTICLE 6

OBLIGATIONS OF THE COMPANY

6.1 Effecting a Registration

If the Company is required under this Agreement to use its commercially reasonable efforts to effect a Demand Registration, the Company will:

(a)	as expeditiously as reasonably possible, prepare and file with the SEC a registration statement with respect to such Registrable Securities and use, subject to the other provisions of this Agreement, its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered under the registration statement, keep such registration statement effective for up to 12 months or until such earlier time as all of the Registrable Securities included in such registration statement are sold pursuant to such registration statement (such 12 month or shorter period, the “Effectiveness Period”); provided that if the Company notifies such Holders of a Suspension (as defined below), the maximum duration of the Effectiveness Period shall be extended by one (1) day for each day that such Suspension is in effect.

(b)

use its commercially reasonable efforts to resolve any regulatory comments and satisfy any regulatory deficiencies in respect of the registration statement and the prospectus used in connection with such registration statement and, as soon as reasonably practicable after such comments or deficiencies have been resolved or satisfied, prepare and file with the SEC such amendments and supplements to the registration statement and the prospectus used in connection with such registration statement, and use its commercially reasonable efforts to cause each such amendment and supplement to become effective, as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of all Company Shares covered by such registration statement during the Effectiveness Period;

(c)	(i) not take any action that would cause Rule 172 of the 1933 Act (“Rule 172”) to be unavailable, (ii) advise the Holders promptly of any failure by the Company to satisfy the conditions of Rule 172 and (iii) promptly furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933 Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d)	use its commercially reasonable efforts to register or qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such states and jurisdictions as is reasonably requested by the Holders except that the Company is not required in connection therewith or as a condition thereto to qualify to do business, subject itself to taxation or file a general consent to service of process in any such state or jurisdiction;

(e)	upon any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the lead underwriter(s) of such offering;

(f)	notify each Holder covered by such registration statement, at any time:

(i)	of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; or

(ii)	upon the occurrence or existence of any pending corporate development that, in the good faith judgment of the Company, makes it appropriate to suspend the availability of the registration statement and the related prospectus.

In either of such cases, the Company will give written notice to the Holders that the availability of the registration is suspended (which notice need not specify the nature of the event giving rise to such suspension) and the Holders will immediately suspend any further sale of Registrable Securities pursuant to the registration. The Company will use its commercially reasonable efforts to amend or supplement as expeditiously as possible such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. Each Holder agrees that, upon receipt of any written notice from the Company of the happening of any event of the kind described in this Section 6.1(f) (a “Suspension”), such Holder will discontinue its distribution of Registrable Securities until such Holder is advised in writing by the Company that such Suspension is no longer effective. The Company agrees to use its commercially reasonable efforts to take such steps as are necessary to terminate any such Suspension within thirty (30) days of the commencement of such Suspension. Provided that a Suspension is not in effect, any Holder may sell Company Shares under such registration statement upon compliance with such Holders obligations under this Section 6.1;

(g)	notify each Holder whose Registrable Securities are covered by such registration statement:

(i)	when the registration statement has become effective;

(ii)	when any post-effective amendment to the registration statement becomes effective; and

(iii)	of any request by the SEC for any amendment or supplement to the registration statement or prospectus or for additional information;

(h)	in an underwritten offering, furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Agreement, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement:

(i)	copies of an opinion or opinions, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given by company counsel to the underwriters in an underwritten public offering, addressed to the underwriters; and

(ii)	copies of a letter dated such date, from the auditors of the Company, in form and substance as is customarily given by auditors to underwriters in an underwritten public offering, addressed to the underwriters;

(i)	apply for listing and use its commercially reasonable efforts to list the Registrable Securities being registered on any national securities exchange on which a class of the Company’s equity securities is listed; and

(j)	without in any way limiting the types of registrations to which this Agreement applies, if the Company effects a “shelf registration” on Form S-3 under Rule 415 promulgated under the 1933 Act, take all necessary action, including the filing of post-effective amendments, to permit the Holders to include their Registrable Securities in such registration in accordance with the terms of this Agreement.

6.2 Resales Under Rule 144 or Pursuant to Form S-3

With a view to making available to the Holders the benefits of Rule 144 promulgated under the 1933 Act (“Rule 144”) and any other rule or regulation of the SEC that may at any time permit a Holder to sell Company Shares to the public without registration, and with a view to making it possible for Holders to have the resale of the Registrable Securities registered pursuant to a Demand Registration on Form S-3, the Company will:

(a)	use its commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144, at all times;

(b)	use its commercially reasonable efforts to take such action as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities;

(c)	use its commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act; and

(d)	furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon written request:

(i)	a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and the 1934 Act, or as to its eligibility as a registrant whose securities may be resold pursuant to Form S-3;

(ii)	such other documents as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such Company Shares without registration or pursuant to Form S-3.

6.3 Furnish Information

The obligations of the Company to take any action pursuant to this Agreement in respect of the Registrable Securities of any Holder is conditional upon such Holder furnishing to the Company such information regarding itself, the Registrable Securities and the intended method of disposition of such securities, as is required to effect the registration of Registrable Securities.

6.4 No Obligation to Complete Offering

The Company is under no obligation to complete any offering of its securities it proposes to make in connection with a Piggy-Back Registration and will incur no liability to any Holder for its failure to do so.

ARTICLE 7

INDEMNIFICATION

7.1 Indemnification by Company

(a)	If any Registrable Securities are included in a prospectus or a registration statement under this Agreement, the Company will indemnify and hold harmless each Holder and the officers, directors, general or limited partners, members, Affiliates, agents and employees of each such Holder, any underwriter (within the meaning of the 1933 Act) for each such Holder and each person, if any, that controls each such Holder or underwriter (within the meaning of the 1933 Act), against any losses (other than loss of profit), claims, damages or liabilities (joint or several) to which they may become subject under the 1933 Act, the 1934 Act or any other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect of them) arise out of or are based upon any of the following statements, omissions or violations (each a “Violation”):

(i)	any untrue statement or alleged untrue statement of a material fact contained in such prospectus or registration statement (including any preliminary prospectus or final prospectus contained in the registration statement) or any amendments or supplements to them;

(ii)	the omission or alleged omission to state in the prospectus or registration statement (including any preliminary or final prospectus contained in the registration statement) a material fact required to be stated in it or necessary to make the statements in it, in light of the circumstances in which they were made, not misleading; or

(iii)	any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any state securities law, any rule or regulation promulgated under the 1933 Act, the 1934 Act or any state securities law in connection with any matter relating to such prospectus or registration statement.

(b)	The Company will reimburse each such Holder, officer, director, general or limited partner, member, Affiliate, agent, employee, underwriter or controlling person for any legal or other out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action.

(c)	The Company is not liable under the indemnity contained in this Section 7.1:

(i)	in respect of amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent may not be unreasonably withheld, delayed or conditioned); or

(ii)	to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by or on behalf of such Holder, underwriter or controlling person.

7.2 Indemnification by Holder

(a)

Each Holder that includes any Registrable Securities in any prospectus or registration statement will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the prospectus or registration statement, each person, if any, who controls the Company within the meaning of the 1933 Act, each employee, agent, and any underwriter for the Company, and any other Holder selling securities in such prospectus or registration statement or any of its directors, officers, general or limited partners, members, agents or employees or any person who controls such other Holder or such underwriter, against any losses (other than loss of profits), claims, damages, or liabilities (joint or several) to which the Company or any such director, officer, controlling person, employee, agent or underwriter, or such other Holder, or any such director, officer, general or limited partner, member, agent, employee or controlling person may become subject, under the 1933 Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case only to the extent that such Violation occurs in reliance upon and in conformity with written information furnished by or on behalf of such Holder expressly for use in connection with such registration.

(b)	Each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, agent, underwriter or controlling person, or such other Holder, or any such officer, director, general or limited partner, member, agent, employee or controlling person in connection with investigating or defending any such loss, claim, damage, liability, or action.

(c)	The liability of any Holder under this indemnity is limited to the amount of net proceeds (after deduction of all underwriters’ discounts and commissions paid by such Holder in connection with the registration in question) received by such Holder in the offering giving rise to the Violation.

(d)	A Holder is not liable under the indemnity contained in this Section 7.2 in respect of amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent may not be unreasonably withheld, delayed or conditioned).

(e)	All obligations of the Holders under this Agreement are several, not joint or joint and several.

7.3 Indemnification Procedure

(a)	Promptly after receipt by an indemnified party under this Article of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect of such action is to be made against any indemnifying party under this Article, deliver to the indemnifying party a written notice of the commencement of the action, and the indemnifying party may participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, assume and control the defense of such action with counsel mutually satisfactory to the parties.

(b)	An indemnified party may retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests, as reasonably determined by either party, between such indemnified party and any other party represented by such counsel in such proceeding.

(c)	The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, will relieve such indemnifying party of any liability to the indemnified party under this Article to the extent of such prejudice, but the omission to deliver written notice to the indemnifying party does not relieve it of any liability that it may have to any indemnified party otherwise than to the extent specifically provided in this Article.

7.4 Contribution

If the indemnification provided for in this Article 7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to in this Agreement, then the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Shares offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such Holder will be required to contribute any amount in excess of the amount of net proceeds (after deduction of all underwriters’ discounts and commissions paid by such Holder in connection with the registration in question) received by such Holder in the offering giving rise to the events described in this Section 7.4; and

(B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation. The relative fault of the indemnifying party and of the indemnified party is to be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

7.5 Survival of Indemnities

The obligations of the Company and the Holders under this Article survive the completion of any offering of Registrable Securities under a prospectus or in a registration statement whether under this Agreement or otherwise.

ARTICLE 8

ASSIGNMENT OF REGISTRATION RIGHTS

8.1 Assignment

The rights of the Holders under this Agreement may be assigned by any Holder: (i) to any member of the Related Group of the Holder; (ii) to any general or limited partner (current or former), member or stockholder of such Holder or transferee or an account managed or advised by the manager or adviser of such Holder or transferee who acquires Company Shares from the Holder; (iii) to a trust in respect of which such Holder serves as trustee, provided however that the trust instrument governing such trust shall provide that such Holder, as trustee, shall retain sole and exclusive control over the voting and disposition of such rights until the termination of this Agreement; or (iv) to any transferee that acquires at least 15% of the Registrable Securities owned by a Holder.

8.2 Conditions to Transfer from a Holder

Any transferee to whom rights under this Agreement are transferred from a Holder:

(a)	as a condition to such transfer, will promptly deliver to the Company a written instrument by which such transferee agrees to be bound by the obligations imposed upon Holders under this Agreement to the same extent as if such transferee were a Holder under this Agreement; and

(b)	is deemed to be a Holder under this Agreement.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1 Amending or Supplementing Prospectuses or Registration Statements

Whenever a registration statement covering Registrable Securities pursuant to this Agreement is effective, and the Company determines that, based upon advice of counsel, such registration statement (or a prospectus contained therein) requires amendment or supplementing, the Company will notify all Holders of such fact and will promptly cause such prospectus or registration statement to be amended or supplemented, as the case may be, and will notify all Holders when such amendment or supplement has been filed and, as to any such amendment of a registration statement, declared effective. Holders will not sell any Registrable Securities until such latter notice is provided. If the board of directors of the Company reasonably determines that it would not be in the best interests of the Company to so amend or supplement the prospectus or registration statement at such time, the Company is entitled to delay the filing of such amendment or supplement for a period not to exceed 60 days.

9.2 Termination of Registration Rights

The registration obligations of the Company pursuant to this Agreement terminate, with respect to any Holder, on the earliest of:

(a)	the date that is four years following the Closing Date of the Merger;

(b)	the date upon which no securities of the Company held by such Holder are Registrable Securities; and

(c)	such time as all of such Holder's Registrable Securities become eligible for sale pursuant to Rule 144(b)(1)(i) under the 1933 Act; provided, however, with respect to this clause (c), a period of at least one year, as determined in accordance with paragraph (d) of Rule 144 under the 1933 Act, has elapsed since the later of the date such securities were acquired from the Company or an Affiliate of the Company.

No right or obligation of any party to this Agreement shall survive termination of the Merger Agreement or the abandonment of the Merger.

9.3 Merger, Etc.

Upon any merger, amalgamation, consolidation, arrangement or other reorganization involving the Company in which Holders receive, in exchange for their Registrable Securities, securities of any entity that are not freely tradable, the rights of the Holders under this Agreement shall remain in effect, except that such rights shall relate to the securities received by the Holders upon such exchange.

ARTICLE 10

GENERAL

10.1 Notices

All notices, requests, consents and demands must be in writing and must be personally delivered (effective upon receipt), faxed (effective upon receipt of the fax in complete, readable form), or sent via a reputable overnight courier service (effective the following Business Day), to the Company at:

If to Company, to:

CombinatoRx, Incorporated
245 First Street
Third Floor
Cambridge, Massachusetts 02142
Facsimile No.: (617) 301-7460
Attention:	Robert Forrester
Jason F. Cole, Esq.

with a copy sent at the same time and by the same means to:

Goodwin Procter LLP
Exchange Place Boston, Massachusetts 02109 Facsimile No.: (617) 523-1231
Attention:	Stuart M. Cable, Esq.
Joseph L. Johnson III, Esq.

or to the Neuromed US Investors at their respective addresses set out on Schedule A hereto, or, in any case, as notified in writing to the other parties to this Agreement,

with a copy sent at the same time and by the same means to:

WilmerHale
60 State Street
Boston, Massachusetts 02109
Facsimile No.: (617) 526-5000
Attention:	Peter N. Handrinos, Esq.

or to the Company Investors at their respective addresses set out on Schedule B hereto, or, in any case, as notified in writing to the other parties to this Agreement,

with a copy sent at the same time and by the same means to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Facsimile No.: (650) 463-2600
Attention:	Christopher L. Kaufman, Esq.

10.2 Amendments, Waivers and Consents

Prior to the Effective Time, modifications or amendments to this Agreement may be made, and compliance with any covenant or provision of this Agreement may be omitted or waived, if the Company agrees to such modification, amendment or waiver and the Company obtains the consent in writing from each of the Neuromed US Investors and each of the Company Investors. From and after the Effective Time, modifications or amendments to this Agreement may be made, and compliance with any covenant or provision of this Agreement may be omitted or waived, if the Company agrees to such modification, amendment or waiver and the Company:

(a)	obtains the consent in writing from Holders that are Neuromed US Investors holding at least 75% of the then outstanding Registrable Securities held by Neuromed US Investors;

(b)	obtains the consent in writing from Holders that are Company Investors holding at least 75% of the then outstanding Registrable Securities held by Company Investors; and

(c)	in each such case, delivers copies of such consent in writing to any Holders who did not execute the consent,

but only if no Holder, without its consent, is adversely affected by any such modification, amendment or waiver in any manner in which the other Holders are not likewise adversely affected. Any modification or amendment to, or waiver under, this Agreement that would adversely affect a Holder in any manner in which the other Holders are not likewise adversely affected, shall further require the written consent of such Holder.

10.3 Binding Effect

This Agreement inures to the benefit of and is binding upon the heirs, executors, personal representatives, successors (including any successor by reason of amalgamation of any party) and permitted assigns of the parties to this Agreement.

10.4 Assignment by Company

The Company may not assign its obligations under this Agreement or any interest in this Agreement without obtaining the prior written consent of (a) Holders that are Neuromed US Investors holding at least 75% of the then outstanding Registrable Securities held by Neuromed US Investors and (b) Holders that are Company Investors holding at least 75% of the then outstanding Registrable Securities held by Company Investors.

10.5 Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile, email or other similar electronic means of transmission and all such counterparts and facsimiles shall together constitute one and the same agreement.

10.6 Specific Performance

The Company recognizes that the rights of the Holders under this Agreement are unique and, accordingly, the Holders will, in addition to such other remedies available to them at law or in equity, have the right to enforce their rights under this Agreement by actions for injunctive relief and specific performance to the extent permitted by law. This Agreement is not intended to limit or abridge any rights of the Holders that exist apart from this Agreement.

10.7 Impact of Termination of the Merger Agreement

This Agreement shall terminate automatically without the further action of any party hereto simultaneously with the termination of the Merger Agreement pursuant to Article VIII thereof or otherwise or the abandonment of the Merger prior to the Effective Time.

IN WITNESS WHEREOF, the parties have duly executed this Agreement.

[signature pages follow]

Signature Page to

Registration Rights Agreement

COMBINATORX, INCORPORATED

By:	/s/ Robert Forrester
Name:	Robert Forrester
Title:	Executive Vice President and
Chief Financial Officer

Signature Page to

Registration Rights Agreement

MPM BIOVENTURES III, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Kurt C. Wheeler
Name:	Kurt C. Wheeler
Title:	Series A Member

MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Kurt C. Wheeler
Name:	Kurt C. Wheeler
Title:	Series A Member

MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Kurt C. Wheeler
Name:	Kurt C. Wheeler
Title:	Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner
By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Kurt C. Wheeler
Name:	Kurt C. Wheeler
Title:	Series A Member

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC

By:	/s/ Kurt C. Wheeler
Name:	Kurt C. Wheeler
Title:	Manager

Signature Page to

Registration Rights Agreement

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert President

INVESTMENT 10, L.L.C.

By:	BVF Partners L.P., its attorney-in-fact

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert President

Signature Page to

Registration Rights Agreement

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert President

BVF INC.

By:	/s/ Mark N. Lampert
Mark N. Lampert President

Signature Page to

Registration Rights Agreement

WORKING OPPORTUNITY FUND (EVCC) LTD.

By:	GrowthWorks Capital Ltd., its Manager

By:	/s/ Patrick R. Brady
Name:	Patrick R. Brady
Title:	Vice President, Investments

JAMES RICHARDSON & SONS, LIMITED

By:	/s/ Hartley T. Richardson
Name:	Hartley T. Richardson
Title:	President and Chief Executive Officer

Appendix E

FORM OF CERTIFICATE OF AMENDMENT

OF

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

COMBINATORX, INCORPORATED

CombinatoRx, Incorporated (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the Corporation is CombinatoRx, Incorporated. The date of the filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 28, 2000.

2. This Certificate of Amendment amends certain provisions of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of Section 242 of the DGCL, and further adopted in accordance with the provisions of Sections 211 and 242 of the DGCL by the stockholders of the Corporation.

3. That upon the effectiveness of this Certificate of Amendment, paragraph A of Article III of the Corporation’s Sixth Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety such that, as amended, said paragraph shall read in its entirety as follows:

“A. CLASSES OF STOCK. This corporation is authorized to issue 205,000,000 shares. 200,000,000 shares shall be Common Stock with a par value of $0.001 per share (“Common Stock”) and 5,000,000 shares shall be Preferred Stock with a par value of $0.001 per share (“Preferred Stock”).

IN WITNESS WHEREOF, CombinatoRx, Incorporated has caused this Certificate of Amendment to be executed this [            ] day of [            ], 20[    ].

COMBINATORX, INCORPORATED

By:
Name:
Title:

E-1

Appendix F

FORM OF CERTIFICATE OF AMENDMENT

OF

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

COMBINATORX, INCORPORATED

CombinatoRx, Incorporated (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the Corporation is CombinatoRx, Incorporated. The date of the filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 28, 2000.

2. This Certificate of Amendment amends certain provisions of the Corporation’s Sixth Amended and Restated Certificate of Incorporation, and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of Section 242 of the DGCL, and further adopted in accordance with the provisions of Sections 211 and 242 of the DGCL by the stockholders of the Corporation.

3. That upon the effectiveness of this Certificate of Amendment, Article III of the Corporation’s Sixth Amended and Restated Certificate of Incorporation is hereby amended by adding the following paragraph at the beginning of Article III:

“As of [    ] (Eastern Time) on [            ], [            ] (the “Effective Time”), each issued and outstanding share of the Corporation’s Common Stock (including each share of treasury stock, the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and reduced to [            ] of a share of Common Stock (such reduction of shares designated as the “Reverse Stock Split”). The par value of the Corporation’s Common Stock following the Reverse Stock Split shall be $0.001 per share. No fractional shares will be issued in connection with the Reverse Stock Split. Each holder of Pre-Split Common Stock at the Effective Time who would otherwise be entitled to a fractional share shall, in lieu thereof, receive a cash payment equal to the fractional share multiplied by $[            ] which shall be (i) the closing price per share of the Common Stock as reported on the Nasdaq Global Market or the Nasdaq Capital Market, as applicable, on the last trading day preceding the Effective Time or (ii) if the Common Stock is not then listed on the Nasdaq Global Market or the Nasdaq Capital Market, the fair market value of the Common Stock as determined by the Corporation’s board of directors.”

IN WITNESS WHEREOF, CombinatoRx, Incorporated has caused this Certificate of Amendment to be executed this [            ] day of [            ], 20[    ].

COMBINATORX, INCORPORATED

By:
Name:
Title:

F-1

Appendix G

PROPOSED

COMBINATORX, INCORPORATED

AMENDED AND RESTATED

2004 INCENTIVE PLAN

1.	DEFINED TERMS

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2.	PURPOSE

The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock-based and other incentive Awards.

3.	ADMINISTRATION

The Administrator has discretionary authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the Plan. In the case of any Award that is intended to be eligible for the performance-based compensation exception under Section 162(m), the Administrator will exercise its discretion consistent with qualifying the Award for that exception. Determinations of the Administrator made under the Plan will be conclusive and will bind all parties.

4.	LIMITS ON AWARDS UNDER THE PLAN

(a) Number of Shares. Subject to adjustment as provided in Section 7, the maximum number of shares of Stock of the Company reserved and available for issuance under the Plan shall be (i) 20,000,000 shares of Stock, plus (ii) as of the first day of each of fiscal 2010 through 2015, inclusive, an additional number of shares equal to the least of (x) 4,000,000 shares of Stock, (y) 4% of the number of then outstanding shares of Stock, and (z) such lesser number as determined by the Administrator. Notwithstanding the preceding sentence, no more than 20,000,000 shares of Stock may be delivered in satisfaction of ISOs awarded under the Plan. For purposes of this Section 4(a), the shares of Stock underlying any Awards (including any awards granted pursuant to the Prior Plan) that are forfeited, canceled, held back upon exercise of a Stock Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. To the extent consistent with the requirements of Section 422 of the Code and regulations thereunder, and with other applicable legal requirements (including applicable stock exchange or similar requirements), Stock issued under awards of an acquired company that are converted, replaced, or adjusted in connection with the acquisition shall not reduce the number of shares available for Awards under the Plan.

(b) Type of Shares. Stock delivered by the Company under the Plan may be authorized but unissued Stock or previously issued Stock acquired by the Company. No fractional shares of Stock will be delivered under the Plan.

(c) Additional Limits. The maximum number of shares of Stock for which Stock Options may be granted to any person in any calendar year and the maximum number of shares of Stock subject to SARs granted to any person in any calendar year will each be 1,500,000. The maximum number of shares of Stock subject to other Awards granted to any person in any calendar year will be 1,500,000 shares. The maximum amount payable to any person in any year under Cash Awards will be $5,000,000. The foregoing provisions will be construed in a manner consistent with Section 162(m).

5.	ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among those key Employees and directors of, and consultants and advisors to, the Company or its Affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of the Company and its Affiliates. Eligibility for ISOs is limited to employees of the Company or of a “parent corporation” or “subsidiary corporation” of the Company as those terms are defined in Section 424 of the Code.

6.	RULES APPLICABLE TO AWARDS

(a) ALL AWARDS

(1) Award Provisions. The Administrator will determine the terms of all Awards, subject to the limitations provided herein. By accepting any Award granted hereunder, the Participant agrees to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein as determined by the Administrator.

(2) Term of Plan. No Awards may be made after May 30, 2016, but previously granted Awards may continue beyond that date in accordance with their terms.

(3) Transferability. Neither ISOs nor, except as the Administrator otherwise expressly provides, other Awards may be transferred other than by will or by the laws of descent and distribution, and during a Participant’s lifetime ISOs (and, except as the Administrator otherwise expressly provides, other non-transferable Awards requiring exercise) may be exercised only by the Participant.

(4) Vesting, Etc. The Administrator may determine the time or times at which an Award will vest or become exercisable and the terms on which an Award requiring exercise will remain exercisable. Without limiting the foregoing, the Administrator may at any time accelerate the vesting or exercisability of an Award, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration. Unless the Administrator expressly provides otherwise, immediately upon the cessation of the Participant’s Employment an Award requiring exercise will cease to be exercisable and will terminate, and all other Awards to the extent not already vested will be forfeited, except that:

(A) subject to (B) and (C) below, all Stock Options and SARs held by the Participant or the Participant’s permitted transferee, if any, immediately prior to the cessation of the Participant’s Employment, to the extent then exercisable, will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon terminate;

(B) all Stock Options and SARs held by a Participant or the Participant’s permitted transferee, if any, immediately prior to the Participant’s death, to the extent then exercisable, will remain exercisable for the lesser of (i) the one year period ending with the first anniversary of the Participant’s death or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon terminate; and

(C) all Stock Options and SARs held by a Participant or the Participant’s permitted transferee, if any, immediately prior to the cessation of the Participant’s Employment will immediately terminate upon such cessation if the Administrator in its sole discretion determines that such cessation of Employment has resulted for reasons which cast such discredit on the Participant as to justify immediate termination of the Award.

(5) Taxes. The Administrator will make such provision for the withholding of taxes as it deems necessary. The Administrator may, but need not, hold back shares of Stock from an Award or permit a Participant to tender previously owned shares of Stock in satisfaction of tax withholding requirements (but not in excess of the minimum withholding required by law).

(6) Dividend Equivalents, Etc. The Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award. Any entitlement to dividend equivalents or similar entitlements shall be established and administered consistent either with exemption from, or compliance with, the requirements of Section 409A to the extent applicable.

(7) Rights Limited. Nothing in the Plan will be construed as giving any person the right to continued employment or service with the Company or its Affiliates, or any rights as a stockholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of Employment for any reason, even if the termination is in violation of an obligation of the Company or Affiliate to the Participant.

(8) Certain Performance Awards. This Section 6(a)(8) applies to any Performance Award that is intended to qualify as performance-based for the purposes of Section 162(m), other than a Stock Option or SAR. In the case of any Performance Award to which this Section 6(a)(8) applies, the Plan and such Award will be construed to the maximum extent permitted by law in a manner consistent with qualifying the Award for such exception. With respect to such Performance Awards, the Administrator will preestablish, in writing, one or more specific Performance Criteria no later than 90 days after the commencement of the period of service to which the performance relates (or at such earlier time as is required to qualify the Award as performance-based under Section 162(m)). Prior to grant, vesting or payment of the Performance Award, as the case may be, the Administrator will certify whether the applicable Performance Criteria have been attained and such determination will be final and conclusive.

(b) AWARDS REQUIRING EXERCISE

(1) Time And Manner Of Exercise. Unless the Administrator expressly provides otherwise, an Award requiring exercise by the holder will not be deemed to have been exercised until the Administrator receives a notice of exercise (in form acceptable to the Administrator) signed by the appropriate person and accompanied by any payment required under the Award. If the Award is exercised by any person other than the Participant, the Administrator may require satisfactory evidence that the person exercising the Award has the right to do so.

(2) Exercise Price. The Administrator will determine the exercise price (or the base value from which appreciation is to be measured, in the case of a SAR) of each Award requiring exercise. However, the exercise price or base value, as the case may be, may not be less than the fair market value of the Stock subject to the Award, determined as of the date of grant. Fair market value shall be determined by the Administrator consistent with the requirements of Section 422, where applicable, and Section 409A. No such Award, once granted, may be repriced other than in accordance with the applicable Nasdaq stockholder approval requirements.

(3) Payment Of Exercise Price. Where the exercise of an Award is to be accompanied by payment, the Administrator may determine the required or permitted forms of payment, subject to the following: all payments will be by cash or check acceptable to the Administrator, or, if so permitted by the Administrator and if legally permissible, (i) through the delivery of shares of Stock that have been outstanding for at least six months (unless the Administrator approves a shorter period) and that have a fair market value equal to the exercise price, (ii) by delivery to the Company of a promissory note of the person exercising the Award, payable on such terms as are specified by the Administrator, (iii) through a broker-assisted exercise program acceptable to the Administrator, (iv) by other means acceptable to the Administrator, (v) with respect to any Stock Options that are not ISOs, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a fair market value that does not exceed the aggregate exercise price, or (vi) by any combination of the foregoing permissible forms of payment. The delivery of shares in payment of the exercise price under clause (a)(i) above may be accomplished either by actual delivery or by constructive delivery through attestation of ownership, subject to such rules as the Administrator may prescribe.

(4) Section 409A Exemption. Except as the Administrator otherwise determines, no Award requiring exercise shall have deferral features, or shall be administered in a manner, that would cause such Award to fail to qualify for exemption from Section 409A. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A.

(c) AWARDS NOT REQUIRING EXERCISE

Restricted Stock and Unrestricted Stock, whether delivered outright or under Awards of Stock Units or other Awards that do not require exercise, may be made in exchange for such lawful consideration, including services, as the Administrator determines. Any Award resulting in a deferral of compensation subject to Section 409A shall be construed to the maximum extent possible, as determined by the Administrator, consistent with the requirements of Section 409A.

7.	EFFECT OF CERTAIN TRANSACTIONS

(a) MERGERS, ETC.

Except as otherwise provided in an Award, the following provisions shall apply in the event of a Covered Transaction. In the event of a Covered Transaction in which there is an acquiring or surviving entity, the Administrator may provide for the assumption of some or all outstanding Awards, or for the grant of new awards in substitution therefor, by the acquiror or survivor or an affiliate of the acquiror or survivor, in each case on such terms and subject to such conditions as the Administrator determines. In the event of a Covered Transaction (whether or not there is an acquiring or surviving entity) where there is no such assumption or substitution, each Stock Option, SAR and other Award requiring exercise will become fully exercisable, and the delivery of shares of Stock issuable under each outstanding Award of Stock Units (including Restricted Stock Units) will be accelerated and such shares will be issued, prior to the Covered Transaction, in each case on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following exercise of the Award or the issuance of the shares, as the case may be, to participate as a stockholder in the Covered Transaction, and the Award will terminate upon consummation of the Covered Transaction. Any shares of Stock issued pursuant to the preceding sentence in satisfaction of an Award may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate to reflect any performance or other vesting conditions to which the Award was subject. In the case of Restricted Stock, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan.

(b) CHANGES IN AND DISTRIBUTIONS WITH RESPECT TO THE STOCK

(1) Basic Adjustment Provisions. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares specified in Section 4(a) that may be delivered under the Plan, to the maximum number of shares specified in Section 4(a) that may be issued upon the exercise of ISOs, and to the maximum share limits described in Section 4(c), and shall also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event.

(2) Certain Other Adjustments. The Administrator may also make adjustments of the type described in Section 7(b)(1) above to take into account distributions to stockholders other than those provided for in Section 7(a) and 7(b)(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan, having due regard for the qualification of ISOs under Section 422, the requirements of Section 409A, and the performance-based compensation rules of Section 162(m), where applicable.

(3) Continuing Application of Plan Terms. References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 7.

8.	LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

9.	AMENDMENT AND TERMINATION

The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided, that except as otherwise expressly provided in the Plan the Administrator may not, without the Participant’s consent, alter the terms of an Award so as to affect adversely the Participant’s rights under the Award, unless the Administrator expressly reserved the right to do so at the time of the Award. Amendment to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Administrator. Notwithstanding any other provision of the Plan to the contrary (including, without limitation, Section 6(b)(2)), upon approval of the Company’s stockholders, the Administrator may provide for, and the Company may implement, an option exchange offer, pursuant to which certain outstanding Stock Options could, at the election of the person holding such Stock Option, be tendered to the Company for cancellation in exchange for the issuance of a lesser amount of Stock Options with a lower exercise price.

10.	OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not in any way affect the Company’s right to Award a person bonuses or other compensation in addition to Awards under the Plan.

11.	MISCELLANEOUS

(a) Waiver of Jury Trial. By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

(b) Limitation of Liability. Notwithstanding anything to the contrary in the Plan, neither the Company nor the Administrator, nor any person acting on behalf of the Company or the Administrator, shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code; provided, that nothing in this Section 11(b) shall limit the ability of the Administrator or the Company to provide by express agreement with a Participant for a gross-up payment or other payment in connection with any such tax or additional tax.

(c) Forfeiture of Awards under Sarbanes-Oxley Act. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then any grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 shall reimburse the Company for the amount of any Award received by such individual under the Plan during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement.

EXHIBIT A

Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

“Administrator”: The Compensation Committee, except that the Compensation Committee may delegate (i) to one or more of its members such of its duties, powers and responsibilities as it may determine; (ii) to one or more officers of the Company the power to grant rights or options to the extent permitted by Section 157(c) of the Delaware General Corporation Law; (iii) to one or more officers of the Company the authority to allocate other Awards among such persons (other than officers of the Company) eligible to receive Awards under the Plan as such delegated officer or officers determine consistent with such delegation; provided, that with respect to any delegation described in this clause (iii) the Compensation Committee (or a properly delegated member or members of such Committee) shall have authorized the issuance of a specified number of shares of Stock under such Awards and shall have specified the consideration, if any, to be paid therefor; and (iv) to such Employees or other persons as it determines such ministerial tasks as it deems appropriate. In the event of any delegation described in the preceding sentence, the term “Administrator” shall include the person or persons so delegated to the extent of such delegation.

“Affiliate”: Any corporation or other entity owning, directly or indirectly, 50% or more of the outstanding Stock of the Company, or in which the Company or any such corporation or other entity owns, directly or indirectly, 50% of the outstanding capital stock (determined by aggregate voting rights) or other voting interests. Notwithstanding the preceding, for purposes of determining eligibility for the grant of an Stock Option or SAR by reason of service with an Affiliate, the term “Affiliate” shall be limited to persons that stand in a relationship to the Company that would result in the Company and such person being treated as an employer under Section 414(b) or Section 414(c) of the Code except that “at least 50%” shall be substituted for “at least 80%” under Section 1563(a)(1), (2), and (3) of the Code and Treas. Reg. Section 1.414(c)-2, all in accordance with the definition of “service recipient” under Section 409A of the Code.

“Award”: Any or a combination of the following:

(i) Stock Options.

(ii) SARs.

(iii) Restricted Stock.

(iv) Unrestricted Stock.

(v) Stock Units, including Restricted Stock Units.

(vi) Performance Awards.

(vii) Cash Awards.

(viii) Awards (other than Awards described in (i) through (vii) above) that are convertible into or otherwise based on Stock.

“Board”: The Board of Directors of the Company.

“Cash Award”: An Award denominated in cash.

“Code”: The U.S. Internal Revenue Code of 1986 as from time to time amended and in effect, or any successor statute as from time to time in effect.

“Compensation Committee”: The Compensation Committee of the Board; provided, that until a Compensation Committee shall have been appointed, the Board shall discharge the duties and shall exercise the authority of the Compensation Committee hereunder and all references herein to the Compensation Committee shall be deemed to refer to the Board.

“Company”: Combinatorx, Incorporated.

“Covered Transaction”: Any of (i) a consolidation, merger, or similar transaction or series of related transactions, including a sale or other disposition of stock, in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company’s assets, or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

“Effective Date”: The date on which the stockholders of the Company approve the Plan.

“Employee”: Any person who is employed by the Company or an Affiliate.

“Employment”: A Participant’s employment or other service relationship with the Company and its Affiliates. Employment will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to the Company or its Affiliates. If a Participant’s employment or other service relationship is with an Affiliate and that entity ceases to be an Affiliate, the Participant’s Employment will be deemed to have terminated when the entity ceases to be an Affiliate unless the Participant transfers Employment to the Company or its remaining Affiliates.

“ISO”: A Stock Option intended to be an “incentive stock option” within the meaning of Section 422 of the Code. Each option granted pursuant to the Plan will be treated as providing by its terms that it is to be a non-incentive option unless, as of the date of grant, it is expressly designated as an ISO.

“Participant”: A person who is granted an Award under the Plan.

“Performance Award”: An Award subject to Performance Criteria. The Committee in its discretion may grant Performance Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) and Performance Awards that are not intended so to qualify.

“Performance Criteria”: Specified criteria, other than the mere continuation of Employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. For purposes of Awards that are intended to qualify for the performance-based compensation exception under Section 162(m), a Performance Criterion will mean an objectively determinable measure of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; economic value created or added; market share; capital expenditures; cash flow; stock price; stockholder return; successful hiring of key individuals; introduction or development of new technologies; product introduction or development, any clinical trial accomplishments, regulatory or other filings or approvals, other product development milestones; geographic business expansion; cost targets; employee satisfaction; information technology development or acquisition; manufacturing or process development; resolution of significant litigation; legal compliance or risk reduction; patent application or patent issuances; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); corporate development, including without limitation, joint ventures, collaborations and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. A Performance Criterion and any targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss. To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), to the extent applicable, the Administrator may provide in the case of any Award intended to qualify for such exception that one or more of the Performance Criteria applicable to such Award will be adjusted in an objectively determinable manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the performance period that affect the applicable Performance Criterion or Criteria.

“Plan”: The Combinatorx, Incorporated 2004 Amended and Restated Incentive Plan as from time to time amended and in effect.

“Prior Plan”: The CombinatoRx, Incorporated 2000 Stock Option Plan as amended from time to time.

“Restricted Stock”: An Award of Stock for so long as the Stock remains subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

“Restricted Stock Unit”: A Stock Unit that is, or as to which the delivery of Stock or cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.

“Section 162(m)”: Section 162(m) of the Code.

“Section 409A”: Section 409A of the Code.

“SARs”: Rights entitling the holder upon exercise to receive cash or Stock, as the Administrator determines, equal to a function (determined by the Administrator using such factors as it deems appropriate) of the amount by which the Stock has appreciated in value since the date of the Award.

“Stock”: Common Stock of the Company, par value $.001 per share.

“Stock Unit”: An unfunded and unsecured promise, denominated in shares of Stock, to deliver Stock or cash measured by the value of Stock in the future.

“Stock Options”: Options entitling the recipient to acquire shares of Stock upon payment of the exercise price.

“Unrestricted Stock”: An Award of Stock not subject to any restrictions under the terms of the Award.

Appendix H

June 30, 2009

Board of Directors

CombinatoRx, Incorporated

245 First St.

Sixteenth Floor

Cambridge, MA 02142

Ladies & Gentlemen of the Board:

We understand that CombinatoRx, Incorporated (the “Company” or “CombinatoRx”) is planning a potential business combination with Neuromed Pharmaceuticals, Ltd. (“Neuromed”) through the merger of a wholly owned subsidiary of CombinatoRx with and into Neuromed (the “Merger”). We also understand that the Company and Neuromed propose to enter into an Agreement and Plan of Merger and Escrow Agreement (the “Final Agreements”). We have reviewed a draft agreement and plan of merger agreement and escrow agreement dated June 30, 2009 (the “Agreements”), which for the purpose of this fairness opinion (the “Opinion”) we have assumed are similar in all material respects to the Final Agreements. Pursuant to the Merger Agreement, upon consummation of the Merger, all of the capital stock of Neuromed shall be converted into the right to receive shares of common stock, $0.001 par value per share, of CombinatoRx in an aggregate amount ranging from a low of 30% up to a high of 70% of the outstanding securities of the combined company, including in the money options (the “Merger Consideration”), subject to the terms of the Escrow Agreement. The terms and conditions of the Merger are set forth in more detail in the Agreements.

You have asked us whether, in our opinion, as of the date hereof, the Merger Consideration to be issued by the Company in connection with the Merger as provided in the Agreements is fair to the Company and its stockholders from a financial point of view.

Wedbush Morgan Securities Inc. (“Wedbush Morgan”) is an investment banking firm and member of The New York Stock Exchange and other principal stock exchanges in the United States, and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate, estate and other purposes.

For purposes of this Opinion and in connection with our review of the Merger, we have, among other things: (1) reviewed the Agreements which we understand are in a form identical in all material respects to the Final Agreements; (2) reviewed certain publicly available business and financial information relating to the Company and Neuromed that we deem to be relevant; (3) reviewed certain internal information, primarily financial in nature, including financial projections and other financial and operating data furnished to us by the Company and Neuromed; (4) reviewed certain publicly available information with respect to other companies in the biopharmaceutical industry that we believe to be comparable in certain respects to Neuromed; (5) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the biopharmaceutical industry that we believe to be comparable in certain respects to Neuromed, in whole or in part, and to the Merger; and (6) reviewed and considered the financial terms of Neuromed’s private financing history as provided to us by management. In addition, we have held discussions with the management of the Company and Neuromed concerning their views as to the financial and other information described above. In addition to the foregoing, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deem appropriate to arrive at our Opinion.

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Board of Directors CombinatoRx	June 30, 2009 Page 2 of 2

In rendering this Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or any other party to the Merger or otherwise reviewed by us. With respect to financial projections and other information provided to or reviewed by us, we have been advised by the management of the Company and Neuromed that such projections and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Neuromed as to the expected future financial performance of the Company.

We further relied on the assurances of management of the Company and Neuromed that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. We have not made or been provided with any independent evaluations or appraisals of any of the assets, properties, liabilities or securities, nor have we made any physical inspection of the properties or assets, of the Company or Neuromed.

Our Opinion is based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have also relied on the accuracy and completeness of the Company’s and Neuromed’s representations and warranties in the Merger Agreement. Events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. We have not undertaken to reaffirm or revise this Opinion or otherwise comment upon any events occurring after the date hereof.

In rendering this Opinion, we express no opinion as to the amount or nature of any compensation to any officers, directors, or employees of the Company, or any class of such persons, relative to the consideration to be received by the public holders of the common stock of the Company in the Merger or with respect to the fairness of any such compensation. We are not opining as to the merits of the Merger compared to any alternative transactions that may be available to the Company should it desire to pursue such alternatives.

We will receive a fee for rendering the Opinion for the Merger. The fee for rendering our Opinion is not contingent upon the conclusions reached and is payable upon delivery of the Opinion.

In the ordinary course of our business, we and our affiliates may actively trade the common stock of the Company for our own account and for the accounts of our customers and, accordingly, we may at any time hold a long or short position in the common stock of the Company.

This Opinion is for the benefit and use of the Board in connection with its evaluation of the Merger and does not constitute a recommendation to any holder of the Company’s common stock as to how such holder should vote with respect to the Merger. This Opinion may not be used for any other purpose without our prior written consent in each instance, except as expressly provided for in the engagement letter dated as of May 12, 2009 between the Board and Wedbush Morgan Securities.

This Opinion was approved by a fairness committee in accordance with the requirements of NASD Rule 2290(b).

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be issued by the Company in connection with the Merger as provided in the Agreements is fair to the Company and its stockholders from a financial point of view.

Very truly yours,

/S/ WEDBUSH MORGAN SECURITIES INC.
Wedbush Morgan Securities Inc.

H-2

Appendix I

EVANS & EVANS, INC.

400 BURRARD STREET SUITE 1610 VANCOUVER, BRITISH COLUMBIA CANADA, V6C 3A6 Tel: (604) 408-2222 Fax: (604) 408-2303 www.evansevans.com

June 29, 2009

NEUROMED PHARMACEUTICALS, INC.

Six Tower Bridge, Suite 440

181 Washington Street

Conshohocken, Pennsylvania 19428

Attention: Board of Directors

Dear Sirs:

Subject: Fairness Opinion

1.0	Introduction

1.01	Evans & Evans, Inc. (“Evans & Evans” or the “authors of the Opinion”) understands that Neuromed Pharmaceuticals, Inc. (“Neuromed US”) of Conshohocken, Pennsylvania and Neuromed Pharmaceuticals Ltd. (“Neuromed Canada”) of Vancouver, British Columbia (collectively “Neuromed” or the “Group”) are contemplating a merger (the “Proposed Transaction”) with CombinatoRx, Incorporated (“CombinatoRx”) of Cambridge, Massachusetts.

Throughout the Fairness Opinion (the “Opinion”) Neuromed and CombinatoRx are collectively referred to as the “Companies”.

Neuromed is a privately held biopharmaceutical company focusing on the development of safe and effective pain medicines.

CombinatoRx is a reporting issuer whose shares are listed for trading on NASDAQ under the symbol “CRXX” which is focused on the field of synergistic combination pharmaceuticals.

1.02	The Proposed Transaction has not been announced as of the date of the Opinion. Evans & Evans was provided with a draft Agreement and Plan of Merger (the “Merger Agreement”). Key highlights of the Merger Agreement are provided below. The reader is advised the summary below is not comprehensive and readers are directed to review the Merger Agreement in its entirety.

(1)	In conjunction with the signing of the Merger Agreement, certain shareholders of Neuromed U.S. and Neuromed Canada will have entered into Voting Agreements to vote in favour of completing the Proposed Transaction.

(2)	Neuromed US will merge with a newly-formed subsidiary of CombinatoRx and it will survive as a wholly-owned subsidiary of CombinatoRx.

(3)	Neuromed securityholders will receive at closing 50% of the issued and outstanding shares (the “Consideration Shares”) of the combined CombinatoRx /Neuromed entity (“Newco”).

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June 29, 2009

(4)	Of the Consideration Shares the Neuromed securityholders will initially receive the number of shares which would result in the Neuromed securityholders holding 30% of the issued and outstanding shares of Newco with the remaining shares placed in escrow (the “Holdback Shares”).

(5)

The Holdback Shares will be released from escrow in their entirety if EXALGO® receives U.S. Food and Drug Administration (“FDA”) approval for the New Drug Application (“NDA”) prior to September 30, 2010. 41.67% of the Holdback Shares will be released from escrow if EXALGO® receives FDA approval for the NDA after September 30, 2010 but on or before December 31, 2010. All of the Holdback Shares will be cancelled if FDA approval for the EXALGO® NDA is received after January 1, 2011.

(6)

Neuromed securityholders are eligible to receive an additional number of shares which would result in the Neuromed securityholders holding 70% of Newco which will be placed into escrow (the “Milestone Shares”) at the closing of the Proposed Transaction. The release of the Milestone Shares is dependent on the timing of the receipt of the FDA Approval for the EXALGO® NDA. All of the Milestone Shares will be cancelled if FDA approval for the EXALGO® NDA is received after January 1, 2011. The reader is advised to refer to the Milestones and Release/Cancellation Schedule outlined in the Merger Agreement.

(7)	All unexercised Neuromed options will be cancelled at the closing of the Proposed Transaction.

1.03

Neuromed’s lead drug candidate is EXALGO® (hydromorphone HCl) Extended-Release Tablets. On March 23, 2009 Neuromed announced positive results of a phase 3 clinical trial of EXALGO®. Neuromed is seeking approval of EXALGO® in the U.S. for the management of moderate to severe pain in opioid tolerant patients requiring continuous, around-the-clock opioid analgesia for an extended period of time. The Group submitted its NDA for EXALGO® to the FDA in May of 2009.

On June 17, 2009 Neuromed US announced that its subsidiary Neuromed Development Inc., had sold the U.S. rights to EXALGO® to Covidien Ltd.’s (“Covidien”) subsidiary Mallinckrodt Inc. Neuromed received a one-time upfront payment. In addition, Neuromed could receive additional development and, if EXALGO® is approved, regulatory approval milestone payments, as well as a royalty based on commercial sales of EXALGO®.

On June 11, 2009 the Group announced it had received notification that Merck & Co., Inc. will terminate the research collaboration and license agreement for novel compounds targeting N-type calcium channels for the treatment of pain and other disorders which was entered into in March of 2006.

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June 29, 2009

1.04

CombinatoRx is a biopharmaceutical company engaged in the field of synergistic combination pharmaceuticals. CombinatoRx uses its drug discovery technology to create product candidates with novel multi-target mechanisms of action against human diseases. CombinatoRx has been advancing a portfolio of four product candidates, SynaviveTM (CRx-102), CRx-401, CRx-191 and CRx-197, into or through clinical research and development, and CombinatoRx has a number of product candidates that have either completed Phase 2a clinical trials, such as CRx-170, or are in preclinical development, such as the B-cell malignancies program.

The firm’s portfolio is internally generated from its proprietary combination high throughput screening, or cHTS™ technology. The CombinatoRx portfolio of clinical product candidates targets multiple diseases including immuno-inflammatory diseases, metabolic disease, chronic pain and topical dermatoses. CombinatoRx also has a pipeline of preclinical product candidates in development for oncology, immuno-inflammatory diseases, neurodegenerative diseases, ophthalmic conditions and inherited diseases. Portions of the preclinical portfolio have been generated through collaboration agreements with pharmaceutical companies, foundations and government grants and may include product candidates to be discovered under a recently announced collaboration with Novartis Institutes for BioMedical Research, Inc. (“Novartis”).

CombinatoRx’s most advanced product candidate, Synavive™, is a dissociated glucocorticoid product candidate developed to treat immuno-inflammatory disorders.

Product candidate CRx-401 is an oral therapeutic that was evaluated in a 117 subject Phase 2a clinical trial for its anti-diabetic activity in subjects with Type 2 diabetes. Product candidate CRx-191 is a topical synergistic combination drug candidate thought to have a novel multi-target mechanism that inhibits TNF-a and interferon-gamma, key cell mediators of inflammation.

1.05	The Board of Directors (the “Board”) of Neuromed retained Evans & Evans to act as an independent advisor to Neuromed and to prepare and deliver the Opinion to the Board to provide an independent opinion as to the fairness of the Proposed Transaction, from a financial point of view, to the Neuromed securityholders.

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June 29, 2009

2.0	Engagement of Evans & Evans, Inc.

2.01	Evans & Evans was formally engaged by Neuromed pursuant to an engagement agreement with Neuromed dated June 2, 2009 (the “Engagement Agreement”). The Engagement Agreement provides the terms upon which Evans & Evans has agreed to provide the Opinion to the Board. The terms of the Engagement Agreement provide that Evans & Evans is to be paid a flat professional fee for its services. In addition, Evans & Evans is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Neuromed in certain circumstances. The fee established for the Opinion has not been contingent upon the opinions presented.

3.0	Scope of Review

3.01	In connection with preparing the Opinion, Evans & Evans has reviewed and relied upon, or carried out, among other things, the following:

•	Interviewed management of the Companies.

•	Reviewed the management-prepared financial statements of Neuromed for the 6 months ended March 31, 2009.

•	Reviewed the financial statements of the Group for the fiscal years ended September 30, 2005 to 2008 as audited by KPMG LLP, Chartered Accountants of Vancouver, British Columbia.

•	Reviewed the various Quarterly Update documents prepared by the Group for its securityholders from March 2007 to June 2008.

•	Reviewed various Financial Report documents of the Group prepared during the years 2006 - 2008.

•	Reviewed a PowerPoint presentation prepared by the management of the Group which provides an overview of Neuromed’s operations and its primary drug, EXALGO®.

•	Reviewed a Diligence Presentation on the Neuromed business focusing mainly on EXALGO®.

•	Reviewed Neuromed’s website www.neuromed.com.

•	Reviewed a draft of the Asset Purchase Agreement between Neuromed Development Inc. and Covidien Ltd. (“Covidien”) regarding the sale of EXALGO® by Neuromed Development Inc. to Covidien.

•	Reviewed a draft of the Voting Agreements in relation to the Proposed Transaction.

•	Reviewed a draft of the Agreement and Plan of Merger between Neuromed and CombinatoRx which outlines the details of the Proposed Transaction.

•	Reviewed a Neuromed prepared summary and analysis of the Proposed Transaction.

•	Reviewed a share capitalization summary of Neuromed along with liquidation preferences.

•

Reviewed a Summary of Terms – Bridge Financing document for Neuromed which outlines the terms of the convertible promissory notes (the “Notes”) recorded as notes payable under Neuromed’s balance sheet. A summary of the terms of the Notes is as follows:

¡	Interest rate of 8% per annum

¡	Upon closing of a subsequent financing of at least US$25.0 million, the Notes would be automatically converted into share issued in the financing.

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June 29, 2009

¡	The holders of the Notes can convert them into Neuromed’s Series D-1 Preferred Stock at a price of US$1.40 per share.

¡

Upon the occurrence of a Significant Event (as outlined in the agreement) the holder of the Notes are entitled to receive immediately all outstanding principal and accrued interest plus an additional amount (as defined in the agreement) equal to 15% of the gross proceeds payable to Neuromed or its shareholders up to a maximum cap of approximately US$30 million.

•	Reviewed a memo outlining the treatment of the Notes under the terms of the Proposed Transaction.

•	Reviewed the Fifth Amended and Restated Certificate of Incorporation of Neuromed US.

•	Reviewed the management-prepared financial statements of CombinatoRx for the three months ended March 31, 2009.

•	Reviewed the financial statements of CombinatoRx for the years ended December 31, 2005 to 2008 as audited by Ernst & Young LLP of Boston, Massachusetts.

•	Reviewed public information on CombinatoRx as available on EDGAR.

•	Reviewed CombinatoRx’s website www.combinatorx.com.

•

Reviewed stock market trading data and financial information on the following companies: Ligand Pharmaceuticals Inc., BioSpecifics Technologies Corp., RegeneRx Biopharmaceuticals, Inc., XOMA Ltd., Ore Pharmaceuticals Inc., Monogram Biosciences, Inc., Idera Pharmaceuticals, Inc., and AVI VioPharma, Inc.

•

Reviewed information on the Companies’ markets from such sources as Reuters, Inc., Datamonitor, Business Insights Ltd., TF Market Research, BioPortfolio, Arrowhead Publishers, Research and Markets Ltd., Frost & Sullivan, Freedonia Group, and Medical News Today.

•

Limitation and Qualification: Evans & Evans did not visit any of the Companies’ actual operating facilities. Evans & Evans has, therefore, relied on management’s disclosure with respect to the facilities of the Companies.

4.0	Prior Valuations

4.01	The Companies have represented to Evans & Evans that there have been no formal valuations or appraisals relating to the Companies or any affiliate or any of their respective material assets or liabilities made in the preceding three years which are in the possession or control of the Companies.

5.0	Conditions and Restrictions

5.01	The Opinion may be submitted to the applicable courts and security commissions in Canada and the U.S. The Opinion may be referenced and/or included in the Companies’ information circular and may be submitted to the Neuromed and CombinatoRx securityholders.

5.02	The Opinion may not be issued to any regulatory authority beyond those set out in section 5.01 above.

5.03	The Opinion may not be issued and/or used to support and type of value with any other third parties, legal authorities, nor stock exchanges, or other regulatory authorities, nor the Canada Revenue Agency nor the Internal Revenue Service. Such use is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter (other than relating to the approval of the Proposed Transaction).

NEUROMED PHARMACEUTICALS, INC.

June 29, 2009

5.04	Any use beyond that defined above in 5.01 is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.

5.05	The Opinion should not be construed as a formal valuation or appraisal of Neuromed, CombinatoRx or any of their securities or assets and our Opinion should not be construed as such. Evans & Evans, has, however, conducted such analyses as we considered necessary in the circumstances.

5.06	In preparing the Opinion, Evans & Evans has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by the Companies. Evans & Evans has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Opinion has also been used.

The Opinion is based on: (i) our interpretation of the information which the Companies, as well as their representatives and advisers, have supplied to to-date; (ii) our understanding of the terms of the Proposed Transaction; and (iii) the assumption that the Proposed Transaction will be consummated in accordance with the expected terms.

5.07	The Opinion is necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until the date of the Opinion. It is understood that subsequent developments may affect the conclusions of the Opinion, and that, in addition, Evans & Evans has no obligation to update, revise or reaffirm the Opinion.

5.08	Evans & Evans denies any responsibility, financial, legal or other, for any use and/or improper use of the Opinion however occasioned.

5.09	Evans & Evans is expressing no opinion as to the price at which any securities of Neuromed, CombinatoRx or CombinatoRx post-Proposed Transaction will trade on any stock exchange at any time.

5.10	No opinion is expressed by Evans & Evans whether any alternative transaction might have been more beneficial to the securityholders of Neuromed.

5.11	Evans & Evans reserves the right to review all information and calculations included or referred to in the Opinion and, if it considers it necessary, to revise part and/or its entire Opinion and conclusion in light of any information which becomes known to Evans & Evans during or after the date of this Opinion.

5.12	In preparing the Opinion, Evans & Evans has relied upon a letter from management of Neuromed confirming to Evans & Evans in writing that the information and management’s representations made to Evans & Evans in preparing the Opinion are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Opinion.

5.13

Evans & Evans has based its Opinion upon a variety of factors. Accordingly, Evans & Evans believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Evans & Evans, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Evans & Evans’ conclusions as to the fairness, from a

NEUROMED PHARMACEUTICALS, INC.

June 29, 2009

financial point of view, to the Neuromed securityholders of the Proposed Transaction were based on its review of the Proposed Transaction taken as a whole, in the context of all of the matters described under “Scope of Review”, rather than on any particular element of the Proposed Transaction or the Proposed Transaction outside the context of the matters described under “Scope of Review”. The Opinion should be read in its entirety.

5.14	Evans & Evans and all of its principals, partner, staff or associates’ total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its principals, partner, any of its directors, officers, securityholders or employees, shall be limited to the fees charged and paid for the Opinion. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Opinion.

6.0	Assumptions

6.01	In preparing the Opinion, Evans & Evans has made certain assumptions as outlined below.

6.02	With the approval of Neuromed and as provided for in the Engagement Agreement, Evans & Evans has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Companies or their affiliates or any of their respective officers, directors, consultants, advisors or representatives (collectively, the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, Evans & Evans has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

6.03	Senior officers of the Companies have represented to Evans & Evans that, among other things: (i) the Information (other than financial forecasts, projections, estimates or budgets) provided orally by, an officer or employee of the Companies or in writing by the Companies (including, in each case, affiliates and their respective directors, officers, consultants, advisors and representatives) to Evans & Evans relating to the Companies, their affiliates or the Proposed Transaction, for the purposes of the Engagement Agreement, including in particular preparing the Opinion was, at the date the Information was provided to Evans & Evans, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of the Companies, their affiliates or the Proposed Transaction and did not and does not omit to state a material fact in respect of the Companies, their affiliates or the Proposed Transaction that is necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to portions of the Information that constitute financial forecasts, projections, estimates or budgets, they have been fairly and reasonably presented and reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Companies or their associates and affiliates as to the matters covered thereby and such financial forecasts, projections, estimates and budgets reasonably represent the views of management of the financial prospects and forecasted performance of the Companies; and (iii) since the dates on which the Information was provided to Evans & Evans, except as disclosed in writing to Evans & Evans, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Companies or any of its affiliates and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

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June 29, 2009

6.04	With respect to financial forecasts, projections, estimates or budgets provided to Evans & Evans and used in our analyses, the authors of the Opinion have noted that projecting future results of any entity is inherently subject to uncertainty. Evans & Evans has assumed, however, that such financial forecasts, projections, estimates and budgets were prepared using the assumptions identified therein, which in the reasonable belief of the Companies are (or were at the time and continue to be) reasonable in the circumstances and were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Companies and are (or were at the time and continue to be) reasonable in the circumstances. Evans & Evans expresses no independent view as to the reasonableness of such financial forecasts, projections, estimates or budgets or the assumptions on which they are based.

6.05	In preparing the Opinion, we have made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to us, all of the conditions required to implement the Proposed Transaction will be met, all consents, permissions, exemptions or orders of relevant third parties or regulating authorities will be obtained without adverse condition or qualification, the procedures being followed to implement the Proposed Transaction are valid and effective and that the disclosure provided or (if applicable) incorporated by reference in any Information Circular provided to securityholders with respect to Neuromed and its subsidiaries and the Proposed Transaction will be accurate in all material respects and will comply with the requirements of applicable law. Evans & Evans also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Evans & Evans and any party involved in the Proposed Transaction. Although Evans & Evans believes that the assumptions used in preparing the Opinion are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

6.06	The Companies and all of their related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Opinion that would affect the evaluation or comment.

6.07	As at March 31, 2009 all assets and liabilities of the Companies have been recorded in their accounts and financial statements and follow Canadian GAAP (Neuromed) and U.S. GAAP (CombinatoRx).

6.08	There were no material changes in the financial position of the Companies between the date of their financial statements and June 20, 2009 (the “Date of Review”) that have not been disclosed to the authors of the Opinion or announced publicly.

6.09	The book value of the Companies’ assets at March 31, 2009 equaled their fair market value unless otherwise noted.

6.10	CombinatoRx’s collaboration with Novartis continues post-Proposed Transaction.

6.11

Based on information provided to the authors of the Report, Evans & Evans has assumed that all Series A through D preferred stock and common stock of Neuromed will receive their pro rata share of the Consideration Shares and Milestone Shares, after payment of the preference to the holders of the Series F Preferred Stock[1] into which the Notes will have been converted, as summarized in 6.12 and as more particularly described in the Agreement and Plan of Merger.

[1]	For the purposes hereof we have assumed that the Notes held by Canadian noteholders will convert to Class F Exchangeable Shares which in turn will convert into Series F Preferred Stock.

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June 29, 2009

6.12	Based on information provided to the authors of the Report, Evans & Evans has assumed that the holders of the Notes have agreed to convert the Notes to Series F Preferred Stock. The holders of the Series F Preferred Stock will receive the number of Consideration Shares and Milestone Shares (if necessary) required to repay the redemption amount of the Series F Preferred Stock, which is intended to approximate the principal, interest and the Significant Event premium under the Notes. The number of the Consideration Shares and Milestone Shares issued to the holders of the Notes will be determined based on a formula which considers the trading price of CombinatoRx immediately prior to the closing of the Proposed Transaction.

6.13	CombinatoRx is successful in sustaining compliance with NASDAQ’s minimum stockholders’ equity requirement set forth in Listing Rule 5450(b)(1)(A) (the “Rule”).

6.14	Representations made by the Companies as to the number of shares outstanding are accurate.

6.15	Evans & Evans reserves the right to review all information and calculations undertaken in connection with the preparation of the Opinion and, if it considers it necessary, to revise its views in the light of any information which becomes known to it during or after the date of this Opinion.

7.0	Conclusions as to Fairness

7.01	Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion, as of the date hereof, that the terms of the Proposed Transaction are fair, from a financial point of view, to the securityholders of Neuromed.

7.02	In considering fairness, from a financial point of view, Evans & Evans considered the Proposed Transaction from the perspective of the Neuromed securityholders and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations.

7.03	In arriving at the above-noted conclusions as to the fairness of the Proposed Transaction, Evans & Evans considered the following:

a.	A review of CombinatoRx’s trading prices over the 10, 30, 90 and 180 trading days preceding the Date of Review. As can be seen from the tables below, as at the date of Review, the trading price of CombinatoRx had been trending up.

Trading Price - Date of Review
	Minimum	Average	Maximum
10-Days Preceding	0.78	0.83	0.93
30-Days Preceding	0.69	0.80	0.98
90-Days Preceding	0.41	0.68	0.98
180-Days Preceding	0.41	0.68	3.07

Date of Review	10 Day	30 Day	90 Day
Volume Weighted Opening Price	1.124	1.078	1.025
Volume Weighted Closing Price	0.913	0.893	0.863

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b.	A review of CombinatoRx’s trading volumes over the 10, 30, 90 and 180 trading days preceding the Date of Review. In undertaking this analysis, the authors of the Opinion deemed it necessary to examine the trading history of CombinatoRx to determine the actual ability of Neuromed securityholders to realize the implied value of their shares (i.e., sell). In reviewing the trading volumes of CombinatoRx’s shares as at the Date of Review (i.e., June 20, 2009) it is apparent that trading volumes (and hence shareholder liquidity) have been increasing.

Trading Volume
	Minimum	Average	Maximum	Total	%
10-Days Preceding	41,500	1,692,770	13,539,000	16,927,700	48.2
30-Days Preceding	41,500	668,507	13,539,000	20,055,200	57.2
90-Days Preceding	4,800	256,012	13,539,000	23,041,100	65.7%
180-Days Preceding	3,700	241,306	13,539,000	43,435,100	123.8%

Evans & Evans did note that a significant number of shares traded in one day following the announcement by CombinatoRx of presentation of full data on SynaviveTM (CRx-102) Phase 2 knee osteoarthritis trial. Evans & Evans adjusted the data outlined in the table above to remove the June 12, 2009 data.

Trading Volume
	Minimum	Average	Maximum	Total	%
10-Days Preceding	41,500	346,420	1,337,500	3,388,700	9.7
30-Days Preceding	41,500	224,697	1,337,500	6,516,200	18.6
90-Days Preceding	4,800	106,765	1,337,500	9,502,100	27.1
180-Days Preceding	3,700	167,017	3,257,700	29,896,100	85.2

In the 90 trading days preceding the Date of Review (adjusting for significant one day volumes) 27.1%% of CombinatoRx’s total issued shares had traded. This indicates that large numbers of securityholders actual ability to realize their shares current trading price is highly unlikely.

Under the terms of the Proposed Transaction, Neuromed shareholders receive approximately 35 million Consideration Shares (some of which are Holdback Shares based on the current outstanding shares of CombinatoRx). As can be seen from the two tables above, it would take over 21 to 102 trading days to liquidate all of the Consideration Shares based on current average dialing trading volumes.

As at Date of Review	No Adjustment	Remove Significant Block
10-Day Average Trading Volume	1,692,770	346,420
Number of Consideration Shares	35,091,693	35,091,693
Trading Days to Sell all Consideration Shares	21	102

c.	A review of the financial position of the Companies as at the date of the Opinion.

d.	A review of the Companies portfolios of intellectual property portfolios and current collaboration arrangements.

NEUROMED PHARMACEUTICALS, INC.

June 29, 2009

e.

A scenario-based review of the potential returns to Neuromed from the sale of EXALGO® to Covidien. Such a review considered the various milestone payments and royalties which would flow through to Neuromed based on: (1) whether EXALGO® is approved by the FDA; (2) if FDA approval is received the timing of such receipt; (3) if FDA approval is received the number of uses for which it is approved; and (4) potential market penetration.

f.	Related to the point above, a scenario-based review of the number of shares of CombinatoRx ultimately issued to Neuromed securityholders.

g.	A review of the liquidation preference of the various classes of Neuromed securityholders.

h.	A review of companies active in the biopharmaceutical development industry with stocks that trade freely in the public markets on a daily basis. The objective of the review was to derive multiples to apply to the fundamental financial variables of the Companies.

7.04	In assessing the fairness of the Proposed Transaction from a financial point of view to the Neuromed securityholders, Evans & Evans also considered other potential benefits that may be realized subsequent to the completion of the Proposed Transaction include possible synergies between CombinatoRx and Neuromed. Evans & Evans have not attempted to quantify these additional qualitative potential benefits. Certain additional potential benefits are as follows:

a.	At the closing of the Proposed Transaction it is anticipated Newco will have sufficient cash on hand to fund operations through 2011.

b.	It is anticipated that Neuromed will have the ability to appoint five directors to the Newco board of directors (to be comprised of 10 directors) and accordingly to have some degree control over the direction of Newco.

c.	Neuromed, as at the Date of Review, has insufficient funding to guarantee achieving any material corporate milestones. Given current market conditions it is unlikely future financings could be secured without significant milestones being achieved.

d.	As an entity listed on NASDAQ, Newco may have increased access to future financings as compared to Neuromed as a private entity.

e.	CombinatoRx intends to seek to have the Consideration Shares and Milestone Shares issued under the Proposed Transaction registered with NASDAQ. Accordingly, those Neuromed securityholders who receive the Consideration Shares and Milestone Shares will own a security for which, as at the Date of Review, there is an active market. The reader is advised to refer to the tables in 7.03 (b) above to gain an understanding the trading history of CombinatoRx.

f.	The Neuromed securityholders have the ability to participate in the potential of the CombinatoRx product pipeline. Management of Neuromed believes Neuromed’s experienced clinical staff have the ability to contribute to the efficiency of the CombinatoRx clinical plan and hence the ability to garner future milestone and royalty revenues from the CombinatoRx product pipeline.

g.	On May 1, 2009, CombinatoRx entered into a Research Collaboration and License Agreement (the “Collaboration Agreement”) with Novartis. Under the terms of the Collaboration Agreement, CombinatoRx will receive an initial payment of $4,000,000 annual research support payments of up to $3,000,000 and reimbursement for certain expenses. In addition, the Collaboration Agreement may provide CombinatoRx with up to $58 million for each combination product candidate advanced by Novartis upon achievement of certain clinical, regulatory and commercial milestones. The research program has an initial two-year term that may be extended by Novartis for three additional one-year periods.

h.	Shared operations and administrative personnel thereby reducing certain staff and systems costs.

NEUROMED PHARMACEUTICALS, INC.

June 29, 2009

8.0	Qualifications & Certification

8.01	The Opinion preparation was carried out by Jennifer Lucas and thereafter reviewed by Michael Evans.

Mr. Michael A. Evans, Principal, founded Evans & Evans, Inc. in 1989. For the past nineteen years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 300 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master’s degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designation of Chartered Financial Analyst (CFA); the professional designation of Chartered Business Valuator (CBV); and the professional designation of Accredited Senior Appraiser.

Mr. Evans is a member of the Association for Investment Management and Research (AIMR), the Institute of Chartered Financial Analysts (ICFA), the Vancouver Society of Financial Analysts (VSFA), the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

Ms. Jennifer Lucas, MBA, CBV joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst.

Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries. For the past eleven years at Evans & Evans Ms. Lucas has been involved in writing and reviewing over 300 valuation and due diligence reports for public and private transactions.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designation of Chartered Business Valuator and Accredited Senior Appraiser. She is a member of the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

8.02	The analyses, opinions, calculations and conclusions were developed, and this Opinion has been prepared in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators.

8.03	The authors of the Opinion have no present or prospective interest in the Companies, or any entity that is the subject of this Opinion, and we have no personal interest with respect to the parties involved.

Yours very truly,

/s/ Evans & Evans, Inc.

EVANS & EVANS, INC.

Appendix J

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and C. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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